Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, October 15, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O'Higgins 1449

PRESENT

Ref.: Communicates MATERIAL FACT

_____________________________

From my consideration:

In accordance with Article 9 and second paragraph of Article 10 of Law No. 18,045 and with General Rule No. 30 and Circular No. 1,072 of May 14, 1992, both of the Financial Market Commission (the “Commission”), the undersigned, duly authorized for this purpose, hereby informs you of the following Material Fact with respect to LATAM Airlines Group S.A. (“LATAM”, the “Company” or the “Company”):

As previously reported, by means of a Material Fact dated October 1st, 2024, on this date, the Company has issued and placed placed in the international markets, secured notes for US$1,400 million, at an annual interest rate of 7.875% maturing in 2030 (the “US Notes”), under Rule 144-A and Regulation S of the Securities and Exchange Commission of the United States of America, under the Securities Act of 1933, of the United States of America (the “US Securities Act”).

Using the proceeds from the US Notes and an additional US$200 million in cash, LATAM paid and extinguished its obligations under the US$450 million notes, which had a scheduled maturity date in 2027 (the “2027 Notes”) and a coupon of 13.375%, along with the term financing in the amount US$1,081 million, maturing in 2027 (the “2027 Term Financing”), with a coupon of SOFR + 965 bps, equivalent to approximately 15%, all contemplated as part of the Company’s Chapter 11 Proceeding exit financing (the “Exit Financing”). If any, the remaining proceeds from the US Notes and cash reserves currently held by LATAM will be required to be used for working capital and other general corporate purposes.

As a consequence of the foregoing, and in accordance with Circular No. 988 dated January 16, 1991, issued by your Commission, the Company estimates annual savings in interest payments of approximately US$83 million and a one-time impact on the Company’s Income Statement of approximately US$134 million, of which US$45 will affect cash flow during the fourth quarter of the current year.

The US Notes will essentially be secured and share the same collateral package currently contemplated under the Exit Financing. However, in the event that the notes maturing in 2029, also issued in the context of the Exit Financing, are refinanced, the Company will have the option to release part of the collateral related to the cargo business.

The US Notes have been sold to qualified institutional buyers in the United States in accordance with US Securities Act and have not been registered under the Securities Act or the securities laws of any state or other jurisdiction.

The form required by the aforementioned Circular No. 1,072 is attached hereto.

Without further particular, yours sincerely,

Ramiro Alfonsín B.

Vice President of Finance

LATAM Airlines Group S.A.

Dc.:

Santiago Stock Exchange, Stock Exchange.

Chilean Electronic Stock Exchange, Stock Exchange.

MATERIAL FACT FORM

Circular No. 1,072

FOREIGN NOTE PLACEMENT

US NOTES

1.0	IDENTIFICATION OF THE ISSUER

1.1	Corporate Name	LATAM Airlines Group S.A. (the “Company”, the “Corporation”, or the “Issuer”).
1.2	Trade Name	LATAM
1.3	Tax ID	89.862.200-2
1.4	Securities Registration Number	N/A due to the application of Law No. 21,521
1.5	Address	Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile.
1.6	Telephone	56 (2) 2565-3844
1.7	Business Activities	The Company’s purpose is the transportation of cargo and passengers by air.

2.0	THIS COMMUNICATION IS MADE IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 9 AND THE SECOND PARAGRAPH OF ARTICLE 10 OF LAW No. 18,045, AND IT CONCERNS A MATERIAL FACT RELATING TO THE COMPANY, ITS BUSINESS, ITS PUBLICLY OFFERED SECURITIES, AND/OR THEIR OFFERING, AS APPLICABLE.

3.0	CHARACTERISTICS OF THE ISSUANCE

3.1	Currency denomination	United States Dollars (“US$”).
3.2	Total issuance amount	US$1,400,000,000
3.3	Bearer / Registered	Registered, in the name of The Depository Trust Company (DTC), for the benefit of noteholders from time to time.
3.4	Series	Single.
3.4.1	Amount of the series	US$1,400,000,000 (corresponding to the total amount of the issuance).
3.4.2	No. of notes	N/A.
3.4.3	Nominal value of the notes	The notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.
3.4.4	Adjustment type	N/A.
3.4.5	Interest rate	7.875% per annum.
3.4.6	Issuance date	October 15, 2024
3.4.7	Amortization schedule
		Date	Balance	Amortization	Interest	Payment
		October 15, 24	1,400,000.000	0	0	0
		April 15, 25	1,400,000.000	0	55,125,000	55,125,000
		October 15, 25	1,400,000.000	0	55,125,000	55,125,000
		April 15, 26	1,400,000.000	0	55,125,000	55,125,000
		October 15, 26	1,400,000.000	0	55,125,000	55,125,000
		April 15, 27	1,400,000.000	0	55,125,000	55,125,000
		October 15, /27	1,400,000.000	0	55,125,000	55,125,000
		April 15, 28	1,400,000.000	0	55,125,000	55,125,000
		October 15, 28	1,400,000.000	0	55,125,000	55,125,000
		April 15, 29	1,400,000.000	0	55,125,000	55,125,000
		October 15, 29	1,400,000.000	0	55,125,000	55,125,000
		April 15, 30	0	1,400,000,000	55,125,000	1,455,125,000
3.5.	Collateral	YES ☑ NO ☐
3.5.1	Type and amount of collateral	The US Notes are secured by security interests granted in Chile and abroad, including, but not limited to, pledges on shares and other assets, constituted by the Issuer and/or its subsidiaries, conditional assignment of rights, and joint and several guarantees from certain subsidiaries of the Issuer.
3.6	Extraordinary Amortization	YES ☑ NO ☐
3.6.1	Procedures and dates	As described in greater detail on pages 97 to 100 of the offering memorandum used for the issuance, which is attached as Annex No. 1 to this form, LATAM Airlines Group S.A. may or must redeem all or part of the US Notes, optionally or mandatorily, prior to maturity, in the manner and at the times set forth on those pages. Furthermore, those pages describe the procedure, selection method, and required notices for the redemption of the US Notes.

4.0	OFFERING:

Public               Private  ☑

5.0	COUNTRY OF PLACEMENT

5.1	Name	United States of America.
5.2	Rules for obtaining authorization to trade	Private placement under Rule 144A and Regulation S of the United States Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, United States of America.

6.0	INFORMATION TO BE PROVIDED

6.1	To future noteholders

The Offering Memorandum, attached to this Form as Annex No. 1.

Additionally, as long as the payment of principal and interest on the US Notes remains outstanding, within 30 days following the day the Company files its annual report with the SEC, and other documentation and background information required under the Securities Exchange Act of the United States of America, the Company must submit such information to the Trustee.

6.2	To future representatives of noteholders

The Offering Memorandum, attached to this Form as Annex No. 1.

Additionally, as long as the payment of principal and interest on the US Notes remains outstanding, within 30 days following the day the Company files its annual report with the SEC, and other documentation and background information required under the Securities Exchange Act of the United States of America, the Company must submit such information to the Trustee.

7.0	CONTRATO DE EMISION

7.1	General characteristics	The agreement, written in English and titled Indenture, was executed on October 15, 2024, among others, by LATAM Airlines Group S.A. as issuer, and Wilmington Trust, National Association, as Trustee and Collateral Trustee. Through this agreement, US Notes were issued to be placed in foreign markets under Rule 144-A and Regulation S of the SEC, pursuant to the Securities Act of 1933 of the United States, for an amount of US$1,400,000,000, with a scheduled maturity date of April 15, 2030, and a placement interest rate of 7.875% per annum.
7.2	Rights and obligations of noteholders

These are outlined in the Indenture and include the customary rights and obligations typical for transactions of this nature, such as timely payment of principal and interest, along with additional amounts as applicable, the right to demand early repayment in case of default, and the right to request information, among others.

Noteholders may accelerate the payment of all principal, interest, and any other sums owed under the issuance agreement if the events of default described on page 118 and following of the Offering Memorandum, attached as Annex No. 1 to this Form, occur.

The transfer of notes is subject to the restrictions detailed on page 125 and following of the Offering Memorandum, which is also attached as Annex No. 1 to this Form.

8.0	OTHER IMPORTANT INFORMATION

●	The US Notes have not been registered in the United States of America under the Securities Act of 1933, and therefore may only be sold to certain qualified institutional buyers in accordance with Rule 144-A of that law, and outside the United States in accordance with Regulation S of the same law. The US Notes have not been and will not be registered in the Securities Registry of the Financial Market Commission.

●	On October 1, 2024, LATAM Airlines Group S.A., as issuer and seller, and Citigroup Global Markets Inc., as representative of the initial purchasers, along with certain subsidiaries of the Issuer as guarantors, entered into a Purchase Agreement under which said initial purchasers acquired the totality of the notes.

9.0	DECLARATION OF RESPONSIBILITY

The undersigned, in his capacity as [●] of LATAM Airlines Group S.A., in order to comply with the provisions of Circular No. 1,072, hereby declares and certifies, under oath and with full legal responsibility, the truthfulness and authenticity of all the information presented in and attached to this “Material Fact Form for Foreign Notes Placement”, dated October 15, 2024.

Ramiro Alfonsín B.

Vicepresident of Finance

LATAM Airlines Group S.A.

ANNEX No. 1

Offering Memorandum

OFFERING MEMORANDUM **STRICTLY CONFIDENTIAL**

LATAM Airlines Group S.A.

U.S.$1,400,000,000 7.875 % Senior Secured Notes due 2030

LATAM Airlines Group S.A. ("LATAM" or the "Issuer") is offering U.S.$1,400,000,000 aggregate principal amount of 7.875 % Senior Secured Notes due 2030 (the "Notes"). The Notes will bear interest at the rate of 7.875% per year and will mature on April 15, 2030, unless earlier redeemed in accordance with the terms of the Notes. See "*Description of Notes—Optional Redemption.*" Interest on the notes will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2025.

We intend to allocate the net proceeds from the sale of the Notes offered hereby, together with cash on hand of LATAM, to repay the Existing Term Loan B (as defined herein) and redeem in full the 2027 Notes (as defined herein), including any interest, additional amounts and premiums payable thereon, and the remainder for general corporate purposes. See "*Use of Proceeds.*"

The Notes will be guaranteed (the "Note Guarantees"), by each of LATAM's subsidiaries that currently guarantees our Revolving Credit Facility (as defined herein) and the 2029 Notes Obligations (as defined herein) and any entity that, from time to time, pledges or grants liens in the Collateral (as defined herein) or owns any Significant Assets (as defined herein), subject to certain exceptions described herein.

The Notes and the Note Guarantees will be secured on a *pari passu* basis with our Revolving Credit Facility and the 2029 Notes (as defined herein), subject to permitted liens and certain exceptions described herein, by certain of our and the Guarantors' assets, including, among other things, (i) our equity interests in the Guarantors, (ii) third-party receivables relating to our Frequent Flyer Program (as defined herein) with payment terms that are more than 120 days (in connection with the initial closing, under a specified contract in Brazil with an agreed post-closing period) and intercompany receivables related to the Frequent Flyer Program, (iii) material third-party receivables related to our cargo business and intercompany receivables related to the cargo business (under a limited number of agreed contracts or future contracts above an agreed threshold), (iv) certain intellectual property in specified jurisdictions, (v) certain intercompany debt, and (vi) slots at New York John F. Kennedy Airport ("JFK") and London Heathrow Airport ("LHR"), in each case other than certain excluded assets and subject to certain limitations on perfection of those security interests and, in some cases, a cost-benefit analysis, materiality thresholds and post-closing steps. Following a Collateral Release Event (as defined in "*Description of Notes—Security for the notes—Release of Collateral Upon Collateral Release Event,*" certain of this collateral may be released at the option of the Issuer.

We may redeem some or all of the Notes at any time on or after October 15, 2026, at the redemption prices set forth in this offering memorandum, together with accrued and unpaid interest, if any, to but not including, the date of redemption. We may also redeem up to 40% of the Notes using the proceeds of certain equity offerings. In addition, at any time prior to October 15, 2026, we may redeem some or all of the Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, plus a "make-whole" premium. See "*Description of Notes—Optional redemption.*"

Investing in the Notes involves risks. See "*Risk Factors*" beginning on page 37 of this offering memorandum.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. We do not intend to register the Notes for an exchange offer under the Securities Act. Unless they are registered, the Notes may be offered only in transactions that are exempt from registration under the Securities Act and applicable state securities laws. We and the initial purchasers named below are offering the Notes only (i) within the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act ("Rule 144A") and (ii) to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S"). For a description of the restrictions on transfer of the notes, see "*Transfer Restrictions*" and "*Plan of Distribution.*"

The Notes may not be offered or sold, directly or indirectly, by means of a "Public Offer" as defined under Law No. 18,045, as amended (the "Chilean Securities Market Law") in the Republic of Chile ("Chile") or to any resident in Chile, except as permitted by applicable Chilean law. The Notes will not be registered under Chilean Securities Market Law with the Financial Market Commission (*Comisión para el Mercado Financiero* or the "CMF") and, accordingly, the Notes may not and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Rule (*Norma de Carácter General*) No. 336, dated June 27, 2012 ("CMF Rule 336"), as amended by Rule (*Norma de Carácter General*) No. 452 dated February 22, 2021 ("CMF Rule 452"), both issued by the CMF. Pursuant to CMF Rule 336, as amended by CMF Rule 452, the Notes may be privately offered in Chile under no registration requirements provided that they are offered exclusively to "qualified investors" identified as such therein (which in turn are further described in Rule (*Norma de Carácter General*) No. 216, dated June 12, 2008, of the CMF) and in compliance with regulations applicable to such investors. See "*Notice to Residents of Chile.*"

The Notes will not be listed on any securities exchange or automated quotation system.

Price: 100.000% *plus* accrued and unpaid interest, if any, from October 15, 2024.

We expect that delivery of the Notes will be made in book-entry form through The Depository Trust Company ("DTC"), for the accounts of its direct and indirect participants, including Clearstream Banking, *société anonyme* ("Clearstream") and Euroclear Bank S.A./N.V. ("Euroclear"), on or about October 15, 2024.

Lead Book-Running Managers

Citigroup **Santander** **J.P. Morgan** **Deutsche Bank Securities**

Joint Book-Running Managers

Barclays **Goldman Sachs & Co. LLC**

Co-Managers

BNP PARIBAS **MUFG** **Natixis**

October 1, 2024

This offering memorandum is a confidential document that we are providing only to prospective purchasers of the Notes. You should read this offering memorandum before making a decision whether to purchase any Notes. You must not:

- **use this offering memorandum for any other purpose;**
- **make copies of any part of this offering memorandum or give a copy of it to any other person; or**
- **disclose any information in this offering memorandum to any other person.**

We have prepared this offering memorandum and we are solely responsible for its contents. You are responsible for making your own examination of us and your own assessment of the merits and risks of investing in the Notes. You may contact us if you need any additional information. By purchasing any Notes, you will be deemed to have acknowledged that:

- **you have reviewed this offering memorandum;**
- **you have had an opportunity to request and to review, and you have received, any additional information that you need from us;**
- **you have not relied upon the initial purchasers or any person affiliated with the initial purchasers in connection with your investigation of the accuracy of such information or your investment decision;**
- **this offering memorandum relates to an offering that is exempt from registration under the Securities Act and may not comply in important respects with the rules of the Securities and Exchange Commission (the "SEC") that would apply to an offering document relating to a public offering of securities; and**
- **no person has been authorized to give information or to make any representation concerning us, this offering or the Notes, other than as contained or incorporated by reference in this offering memorandum in connection with your examination of us and the terms of this offering.**

We are not providing you with any legal, business, tax or other advice in this offering memorandum. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Notes. You should contact the initial purchasers with any questions about this offering.

You must comply with all laws and regulations that apply to you in any place in which you buy, offer or sell any Notes or possess or distribute this offering memorandum. You must also obtain any consents, permission or approvals that you need in order to purchase, offer or sell any notes under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales. We and the initial purchasers are not responsible for your compliance with these legal requirements. We are not making any representation to you regarding the legality of your investment in the Notes under any legal investment or similar law or regulation.

We are offering the Notes in reliance on exemptions from the registration requirements of the Securities Act. These exemptions apply to offers and sales of securities that do not involve a public offering. By purchasing any Notes, you will be deemed to have made certain acknowledgments, representations and agreements as described in the "Transfer restrictions" section of this offering memorandum. You may be required to bear the financial risks of investing in the Notes for an indefinite period of time.

The Notes have not been recommended by any federal, state or foreign securities authorities, nor have any such authorities determined that this offering memorandum is accurate or complete. Any representation to the contrary is a criminal offense.

The Notes are subject to restrictions on resale and transfer and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. Please refer to the sections in this offering memorandum entitled "*Plan of Distribution*" and "*Transfer Restrictions*."

The initial purchasers make no representation or warranty, express or implied, as to the accuracy or completeness of the information contained or incorporated by reference in this offering memorandum. Nothing contained or incorporated by reference in this offering memorandum is, or shall be relied upon as, a promise or representation by the initial purchasers as to the past or future. The initial purchasers assume no responsibility for the accuracy or completeness of any such information.

It is expected that delivery of the Notes will be made against payment therefor on or about October 15, 2024, which is the ninth business day following the date hereof (such settlement cycle being referred to as "T+9"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to

prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

NOTICE TO RESIDENTS OF CHILE

THE FOLLOWING INFORMATION IS PROVIDED TO PROSPECTIVE INVESTORS PURSUANT TO CMF RULE 336:

1. DATE OF COMMENCEMENT OF THE OFFER: SEPTEMBER 26, 2024. THE OFFER OF THE NOTES IS SUBJECT TO CMF RULE (*NORMA DE CARÁCTER GENERAL*) No. 336, DATED JUNE 27, 2012, AS AMENDED, ISSUED BY THE CMF.

2. THE SUBJECT MATTER OF THIS OFFER ARE SECURITIES NOT REGISTERED WITH THE SECURITIES REGISTRY (*REGISTRO DE VALORES*) OR THE FOREIGN SECURITIES REGISTRY (*REGISTRO DE VALORES EXTRANJEROS*) KEPT BY THE CMF. AS A CONSEQUENCE, THE NOTES ARE NOT SUBJECT TO THE OVERSIGHT OF THE CMF.

3. SINCE THE NOTES ARE NOT REGISTERED IN CHILE, THE ISSUER IS NOT OBLIGED TO PROVIDE PUBLIC INFORMATION ABOUT THE NOTES IN CHILE.

4. THE NOTES SHALL NOT BE SUBJECT TO PUBLIC OFFERING IN CHILE UNLESS REGISTERED WITH THE RELEVANT SECURITIES REGISTRY KEPT BY THE CMF.

NOTICE TO PROSPECTIVE INVESTORS WITHIN BRAZIL

THE NOTES (AND THE RELATED NOTE GUARANTEES) HAVE NOT BEEN, AND WILL NOT BE, REGISTERED WITH THE BRAZILIAN SECURITIES COMMISSION (*COMISSÃO DE VALORES MOBILIÁRIOS*), OR THE CVM. THE NOTES (AND THE RELATED NOTE GUARANTEES) MAY NOT BE PLACED, DISTRIBUTED, OFFERED OR SOLD IN THE BRAZILIAN CAPITAL MARKET, EXCEPT IN CIRCUMSTANCES THAT DO NOT CONSTITUTE A PUBLIC OFFERING OR UNAUTHORIZED DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE OFFERING OF THE NOTES, AS WELL AS INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC IN BRAZIL, NOR BE USED IN CONNECTION WITH ANY PUBLIC OFFER FOR SUBSCRIPTION OR SALE OF THE NOTES TO THE PUBLIC IN BRAZIL.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, "MiFID II"); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the "Insurance Distribution Directive"), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation"). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This offering memorandum has been prepared on the basis that any offer of notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This offering memorandum is not a prospectus for the purposes of the Prospectus Regulation.

NOTICE TO INVESTORS IN THE UNITED KINGDOM

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom ("UK"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the "UK Prospectus Regulation"). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This offering memorandum has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the

requirement to publish a prospectus for offers of Notes. This offering memorandum is not a prospectus for the purposes of the UK Prospectus Regulation.

NOTICE TO MEMBERS OF THE PUBLIC IN THE CAYMAN ISLANDS

No offer or invitation to subscribe for the initial notes may be made to the public in the Cayman Islands.

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We and the initial purchasers have not authorized anyone to provide you with any other information. We and the initial purchasers take no responsibility, for, and can make no assessment as to the reliability of, any information that others may give you.

We and the initial purchasers are offering to sell the Notes only in places where offers and sales are permitted.

You should not assume that the information contained or incorporated by reference in this offering memorandum is accurate as of any date other than the date on the front cover of this offering memorandum or that the information incorporated by reference in this offering memorandum is accurate as of any date other than the date of the incorporated document. Neither the delivery of this offering memorandum nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date on the cover of this offering memorandum.

After having made all reasonable inquiries, we confirm that the information contained in this offering memorandum and the documents incorporated by reference herein is true and accurate in all material respects, that the opinions and intentions expressed herein and therein are honestly held, and that there are no other facts the omission of which would make this offering memorandum and the documents incorporated by reference herein as a whole or any of such information or the expression of any such opinions or intentions misleading. The Issuer accepts responsibility accordingly.

Presentation of Financial and Certain Other Information

Presentation of financial information

In this offering memorandum, the discussion of our business includes the business of LATAM Airlines Group S.A. and its direct and indirect subsidiaries. Unless otherwise indicated or the context otherwise requires, "LATAM Airlines Group," "LATAM," "LATAM group," the "group," "we," "us," "our" or the "Company" refer to LATAM Airlines Group S.A. and its consolidated subsidiaries. The term "Issuer" refers to LATAM, and the term "Guarantors" refers to Professional Airline Services, Inc., Lan Cargo S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A., Lan Cargo Inversiones, S.A., Holdco Colombia I SpA, Línea Aérea Carguera de Colombia S.A., Aerovías de Integración Regional S.A., Holdco Ecuador S.A., LATAM Finance Limited, Peuco Finance Limited, LATAM Airlines Perú S.A., Inversiones Aéreas S.A., LATAM-Airlines Ecuador S.A., Professional Airline Cargo Services, LLC, Cargo Handling Airport Services LLC, Connecta Corporation, Prime Airport Services, Inc., Maintenance Service Experts LLC, Lan Cargo Repair Station, LLC, Professional Airline Maintenance Services LLC, Holdco I S.A., TAM S.A., Tam Linhas Aéreas S.A., Multiplus Corretora de Seguros Ltda., Prismah Fidelidade Ltda., Fidelidade Viagens e Turismo S.A., TP Franchising Ltda. and Aerolinhas Brasileiras S.A.

All references to "Chile" are references to the Republic of Chile. Unless we specify otherwise, all references to "$," "U.S.$," "U.S. dollars" or "dollars" are to the lawful currency of the United States of America (the "United States" or the "U.S."), references to "pesos," "Chilean pesos" or "Ch$" are to Chilean pesos, references to "*reais*," "Brazilian *reais*," or "R$" are to Brazilian *reais*, and references to "UF" are to *Unidades de Fomento*, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate. As of the date of this offering memorandum, the LATAM brand includes all of the affiliate brands such as LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Colombia, LATAM Airlines Ecuador and LATAM Airlines Brazil.

In this offering memorandum, unless the context otherwise requires, references to "TAM" are to TAM S.A. and its consolidated subsidiaries, including TAM Linhas Aereas S.A., which does business under the name "LATAM Airlines Brazil," Fidelidade Viagens e Turismo S.A. and Transportes Aéreos Del Mercosur S.A. A list of certain consolidated subsidiaries of LATAM, and other terms that may be unfamiliar to some readers, is found in the glossary beginning on page vi of this offering memorandum.

The information contained in this offering memorandum should be read in conjunction with LATAM's (i) audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, 2022 and 2021 (the "Audited Consolidated Financial Statements"), included in our 2023 Annual Report (as defined below), and (ii) unaudited interim consolidated financial statements as of June 30, 2024 and for the six-month periods ended June 30, 2024 and June 30, 2023 (the "Unaudited Interim Consolidated Financial Statements"), included in our report on Form 6-K furnished to the SEC on September 26, 2024, which are incorporated by reference in this offering memorandum.

The aforementioned Audited Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") ("IFRS Accounting Standards"), and the aforementioned Unaudited Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, as issued by the IASB.

Exchange rates and certain reference rates

This offering memorandum contains conversions of certain Chilean pesos into U.S. dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Chilean peso actually represents such U.S. dollars or could be converted into U.S. dollars at the rate or any other exchange rate as of such date or any other date. Unless we indicate otherwise, the U.S. dollar equivalent for information in Chilean pesos used in this offering memorandum is based on the "*dólar observado*" or "observed" exchange rate published by *Banco Central de Chile* (the "Central Bank of Chile") as of June 28, 2024, which was Ch$951.02 per U.S.$1.00. Unless we indicate otherwise, the U.S. dollar equivalent for information in Brazilian *reais* used in this offering memorandum and any document incorporated by reference herein is based on the average "*offer rate*" published by *Banco Central do Brasil* (the "Central Bank of Brazil") as of June 30, 2024, which was R$5.58 per

U.S.$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean *peso* or Brazilian *reais*. Unless we indicate otherwise, the Chilean *peso* equivalent for information in UF used in this offering memorandum is based on the UF rate published by the Central Bank of Chile as of June 30, 2024, which was Ch$37,571.86 per UF1.00.

LATAM Airlines Group S.A. and the majority of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Some of our other subsidiaries, however, maintain their accounting records and prepare their financial statements in Chilean pesos, Colombian pesos or Brazilian *reais*. In particular, TAM maintains its accounting records and prepares its financial statements in Brazilian *reais*. Our consolidated financial statements include the results of these subsidiaries translated into U.S. dollars. IFRS requires assets and liabilities denominated in other currencies to be translated at period-end exchange rates, while revenue and expense accounts are translated at each transaction date.

Non-IFRS financial measures

In addition to our financial information that has been prepared and presented in accordance with IFRS, this offering memorandum includes certain "non-IFRS financial measures." These measures include:

- "Total Operating Revenue," which is the sum of our passenger revenues and cargo revenues and other income (which is equivalent to the sum of income derived from our loyalty program, tours, aircraft leasing, maintenance, customs and warehousing operations and other miscellaneous income);

- "Total Operating Expenses," which is the sum of our cost of sales, distribution costs, administrative expenses, other expenses, restructuring activities expenses and other gains and losses;

- "Adjusted Operating Expenses," which consists of our total operating expenses adjusted to add back the effect of other gains and losses (including, but not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects), and to deduct restructuring activities expenses, as further adjusted to add back aircraft rentals expense and adjustments in connection with our Corporate Incentive Plan, which is an employee benefit plan described in more detail in Notes 22(c) and 33(b) to our Audited Consolidated Financial Statements (the "Corporate Incentive Plan"). The Company created the Corporate Incentive Plan, an extraordinary and exceptional incentive plan, with the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of Chapter 11 proceedings, and these expenses are included within the administrative expenses line, specifically wages and benefits expenses;

- "Adjusted Operating Income" which is our Total Operating Revenues less our Adjusted Operating Expenses;

- "Adjusted Operating Margin," which is calculated by dividing Adjusted Operating Income by Total Operating Revenue;

- "EBITDA," which consists of net income/(loss) for the period before income taxes, financial costs and financial income, plus depreciation and amortization expense;

- "Adjusted EBITDA," which consists of net income/(loss) for the period before income taxes, financial costs and financial income, *plus* depreciation and amortization expense, as further adjusted to add back the effect of other gains and losses (including, but not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects), and to deduct restructuring activities expenses, exchange rate differences, the result of indexation units and adjustments in connection with our Corporate Incentive Plan;

- "Adjusted EBITDAR," which consists of our Adjusted EBITDA plus aircraft rentals expense;

- "Adjusted EBITDAR Margin," which is calculated by dividing Adjusted EBITDAR by Total Operating Revenue;

- "Adjusted Gross Debt," which is calculated as the sum of our current and non-current financial liabilities, less our hedge derivatives, our derivatives that do not qualify for hedge accounting and cash amounts held in reserve accounts to guarantee debt under certain Chapter 11 claims;

- "Adjusted Gross Leverage" is calculated as our Adjusted Gross Debt divided by Adjusted EBITDAR for the specified four-quarter period;

- "Adjusted Net Debt," which is our Adjusted Gross Debt *less* our cash and cash equivalents and private investment funds;

- "Adjusted Net Leverage" is calculated as our Adjusted Net Debt divided by Adjusted EBITDAR for the specified four-quarter period;

- "Fleet Cash Cost," which are calculated as the sum of payments of our lease liabilities, including principal and interest; principal and interest on aircraft financing; and payments for aircraft rentals, excluding payment to others relating to amortization and interest on non-fleet assets. There is no comparable IFRS financial measure presented in LATAM's consolidated financial statements and thus no applicable quantitative reconciliation for such non-IFRS financial measure;

- "Liquidity," which is calculated as the sum of our cash and cash equivalents and undrawn revolving credit facility commitments;

- "Unlevered Free Cash Flow," which is calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing pre-delivery payments, net of amounts raised from the sale of property, plant and equipment, and guarantee deposits received from the sale of aircraft; and

- "Levered Free Cash Flow," which consists of our Unlevered Free Cash Flow less aircraft and non-aircraft financing interest.

These "non-IFRS financial measures" have not been audited.

We believe that Total Operating Revenue, Total Operating Expenses, Adjusted Operating Expenses, EBITDA, Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Gross Debt, Adjusted Gross Leverage, Adjusted Net Debt, Adjusted Net Leverage, Fleet Cash Cost, Liquidity, Unlevered Free Cash Flow and Levered Free Cash Flow are useful supplemental measures to examine the underlying performance of our business. We believe Total Operating Revenue is a useful measure as it includes the total revenues being generated by LATAM, incorporating passenger revenues, cargo revenues and other income from sources like LATAM tours, maintenance, and our frequent flyer program, among others. We believe Total Operating Expenses is a useful measure as it includes all the operating costs and expenses incurred in the running of our business. We believe Adjusted Operating Expenses is a useful measure as it presents the sum of our costs of sales and several components of our operating expenses to present a supplemental measure of the expenses we incur in running our business. Adjusted Operating Income and Adjusted EBITDAR, along with the associated margins, are supplemental measures of our performance that we believe allow investors to gain insight into our operating performance while controlling for special items. We believe Adjusted Gross Debt, Adjusted Gross Leverage, Adjusted Net Debt and Adjusted Net Leverage are useful measures as they include items that are presented in separate line items in our balance sheet in accordance with IFRS Accounting Standards to present a measure of our total indebtedness, which we believe is useful to investors in evaluating our leverage. We believe Fleet Cash Cost is a useful measure as it isolates fleet-related expenses and liabilities to present a supplemental measure that quantifies the cost of financing and leasing our aircraft and includes all rental payments, amortization and interest for both operating and financial leases. We believe Unlevered Free Cash Flow is a useful supplemental measure of our cash flows as it isolates our cash flows from our operating activities and our investment activities before cash flows used to service our indebtedness. We believe Levered Free Cash Flow is a useful supplemental measure to evaluate our cash flows, as it captures the movement of cash, including all interest payments, prior to debt amortization and other non-operational transactions.

Total Operating Revenue, Total Operating Expenses, Adjusted Operating Expenses, EBITDA, Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Gross Debt, Adjusted Gross Leverage, Adjusted Net Debt, Adjusted Net Leverage, Fleet Cash Cost, Liquidity, Unlevered Free Cash Flow and Levered Free Cash Flow should not, however, be considered in isolation or as substitutes for total revenue, operating expenses, net income/(loss), cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as a measure of our profitability or liquidity. Total Operating Revenue, Total Operating Expenses, Adjusted Operating Expenses, EBITDA, Adjusted EBITDA, Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Operating Income, Adjusted Operating Margin, Adjusted Gross Debt, Adjusted Gross Leverage, Adjusted Net Debt, Adjusted Net Leverage, Fleet Cash Cost, Liquidity, Unlevered Free Cash Flow and Levered Free Cash Flow as presented by us may exclude some but not all items that affect our total revenue, expenses, net income, indebtedness or cash flows, as applicable, and may not be comparable to similar measures presented by other companies in the same industries or similar industries. For a reconciliation of Total Operating Revenue, Total Operating Expenses, Adjusted Operating Expenses, Adjusted EBITDAR, Adjusted Operating Income, Liquidity, Unlevered Free Cash Flow and Levered Free Cash Flow to total revenue, cost of sales, net income, cash and cash equivalents and cash flow from operating activities, as applicable, and the calculation of Adjusted EBITDAR Margin, Adjusted Operating Margin, Adjusted Gross Debt, Adjusted Gross Leverage, Adjusted Net Debt, Adjusted Net Leverage and Fleet Cash Cost, see "*Summary—Summary Historical Financial and Other Data—Reconciliation of Non-IFRS Financial Measures.*" We believe that the inclusion of these measures in this offering memorandum is appropriate to provide you with additional information about our operating performance, but you should not rely solely on such measures, and you should read them together with our consolidated financial statements incorporated by reference in this offering memorandum and the operating data and financial information contained herein.

Information for the Twelve Months Ended June 30, 2024

In this offering memorandum, we include certain financial and operating data for the twelve months ended June 30, 2024. We calculate the information for the twelve months ended June 30, 2024 as the applicable information for the year ended December 31, 2023 plus the six months ended June 30, 2024 minus the six months ended June 30, 2023. The data shown for this twelve-month period are considered non-IFRS financial measures. We believe this information is useful to investors as a supplement to our financial information presented for our fiscal periods in accordance with IFRS in order to present our performance or other applicable metrics for the most recent four consecutive quarter period we have reported.

Rounding

We have rounded figures, percentages and certain U.S. dollar, Chilean peso and Brazilian *reais* amounts contained in this offering memorandum for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Glossary

The following terms, as used in this offering memorandum, have the meanings set forth below.

Capacity measurements:	
"available seat kilometers" or "ASKs"	The sum, across our network, of the number of seats made available for sale on each flight multiplied by the kilometers flown by the respective flight.
"available ton kilometers" or "ATKs"	The sum, across our network, of the number of tons available for the transportation of revenue load (cargo) on each flight multiplied by the kilometers flown by the respective flight.
Traffic measurements:	
"revenue passenger kilometers" or "RPKs"	The sum, across our network, of the number of revenue passengers on each flight multiplied by the number of kilometers flown by the respective flight.
"revenue ton kilometers" or "RTKs"	The sum, across our network, of the load (cargo) in tons on each flight multiplied by the kilometers flown by the respective flight.
Other:	
"A320 family"	The Airbus A319, Airbus A320, and Airbus A321 models of aircraft, including both ceo and neo variants.
"active members"	Members of our FFP who have earned or redeemed miles at least once in the last 24 months.
"operating expenses"	Operating expenses, which are calculated in accordance with IFRS, comprise the sum of the line items "cost of sales" plus "distribution costs" plus "administrative expenses" plus "other operating expenses," as shown on our consolidated statement of comprehensive income. These operating expenses include: wages and benefits, fuel, depreciation and amortization, commissions to agents, aircraft rentals, other rental and landing fees, passenger services, aircraft maintenance and other operating expenses.
"ton"	A metric ton, equivalent to 2,204.6 pounds.
Consolidated airline affiliates of LATAM:	
"ABSA"	Aerolinhas Brasileiras S.A., incorporated in Brazil.
"Lan Cargo Inversiones"	Lan Cargo Inversiones S.A., incorporated in Chile.
"LANCO"	Línea Aérea Carguera de Colombia S.A., incorporated in Colombia.
"LATAM Airlines Argentina"	LAN Argentina S.A., incorporated in Argentina, which is currently non-operational.
"LATAM Airlines Chile"	Transporte Aéreo S.A., incorporated in Chile.
"LATAM Airlines Colombia"	Aerovías de Integración Regional S.A., incorporated in Colombia.
"LATAM Airlines Ecuador"	LATAM-Airlines Ecuador S.A., incorporated in Ecuador.
"LATAM Airlines Paraguay"	Transportes Aéreos del Mercosur S.A., incorporated in Paraguay.
"LATAM Airlines Peru"	LATAM Airlines Perú S.A., incorporated in Peru.
"LATAM Cargo"	LAN Cargo S.A., incorporated in Chile.
"TAM"	Tam S.A., incorporated in Brazil, and its consolidated subsidiaries, including TAM Linhas Aereas S.A., which does business under the name "LATAM Airlines Brazil," Fidelidade Viagens e Turismo S.A. and Transportes Aéreos Del Mercosur S.A.

Incorporation of Certain Information by Reference

We are "incorporating by reference" information into this offering memorandum, which means that we can disclose important information to you without actually including the specific information in this offering memorandum by referring you to other documents filed with or furnished separately to the SEC. The information incorporated by reference is an important part of this offering memorandum. Information that we later provide to the SEC, and which is deemed to be "filed" with the SEC, will automatically update information previously filed with the SEC, and may replace information in this offering memorandum.

We incorporate by reference the following documents:

- our annual report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on February 22, 2024 (the "2023 Annual Report"); and

- our unaudited interim consolidated financial statements as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 and our Management's Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023, which we furnished to the SEC on September 26, 2024 (the "MD&A 6-K").

You may request a copy of any and all of the information that has been incorporated by reference in this offering memorandum and that has not been delivered with this offering memorandum, at no cost, by writing us at investorrelations@latam.com or at Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile or by telephoning us at +56 (2) 2565-3844.

Where You Can Find Additional Information

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file or furnish reports, including annual reports on Form 20-F, and other information with or to the SEC. We are required to file our annual report on Form 20-F within four months after the end of each fiscal year. You may obtain such reports from the SEC's website at www.sec.gov or from our website at www.latamairlinesgroup.net. However, the information on our website and at the SEC's website, except as explicitly incorporated by reference, does not constitute a part of, and is not incorporated by reference into, this offering memorandum.

At any time when LATAM Airlines Group S.A. is not subject to or is not current in its reporting obligations under Section 13 or Section 15(d) of the Exchange Act, or is exempt from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder and any Notes remain outstanding (or if otherwise required with respect to the Issuer), LATAM Airlines Group S.A. will make available, upon request, to any holder and any prospective purchaser of Notes that are "restricted securities" under the Securities Act, the information referred to in Rule 144A(d)(4) under the Securities Act in order to permit resale of the Notes in compliance with Rule 144A.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Act or the Exchange Act. However, we intend to comply with any reporting requirements applicable in connection with the Notes. See "*Description of Notes*."

Cautionary Statement Regarding Forward-Looking Statements

This offering memorandum and the documents incorporated by reference herein contain statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include words such as "anticipate," "could," "estimate," "expect," "project," "intend," "plan," "believe" or other similar expressions. Forward-looking statements, including statements about our beliefs and expectations, are not statements of historical facts. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. There is no assurance that the expected events, trends or results will actually occur. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

- factors described under the heading "*Risk Factors*" in this offering memorandum and other documents incorporated by reference herein, and, from time to time, in other reports we file with the SEC or in other documents that we publicly disseminate, including, in particular, the section titled "Risk factors" in our 2023 Annual Report;
- conflicting interests among our major shareholders;
- our ability to service our debt and fund our capital expenditure commitments and working capital requirements;
- future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world;
- maintenance of our customer relationships due to potential changes in customers' perception of the company, our brands and services in the future;
- the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;
- the effects of competition in the airline industry;
- future terrorist incidents, cyberattacks or related activities affecting the airline industry;
- future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports;
- natural disasters affecting travel behavior and/or exports;
- the relative value of the Chilean peso, Brazilian *reais* and other Latin American currencies compared to other world currencies;
- the impact of geopolitical risk on the price of fuel, exchange rates, and demand for travel, especially the risks and uncertainties associated with the more recent conflicts developing in the Middle East;
- inflation;
- increases in interest rates;
- competitive pressures on pricing;
- our capital expenditure plans;
- changes in labor costs, maintenance costs and insurance premiums;
- fluctuation of crude oil prices and its effect on fuel costs;

- cyclical and seasonal fluctuations in our operating results;
- defects or mechanical problems with our aircraft;
- issues with suppliers of aircraft, aircraft engines and parts;
- incidents or accidents involving one or more of our aircraft;
- our ability to successfully implement our growth strategy; and
- changes in regulations, including, among others, airline industry, legal, labor and tax regulations, regulations related to access to routes in which we operate and environmental regulations.

In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this offering memorandum might not occur. Any such forward-looking statements are not guarantees of future performance. As a result, prospective investors should not make an investment decision based on the forward-looking statements contained in this offering memorandum. Forward-looking statements speak only as of the date they are made, and neither we nor the initial purchasers undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason.

Market, ranking, industry data and forecasts

This offering memorandum includes market share, ranking, industry data and forecasts that we obtained from industry publications, surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position and ranking are based on market data currently available to us, management's estimates and assumptions we have made regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk factors" in this offering memorandum. Neither we nor the initial purchasers can guarantee the accuracy or completeness of such information contained or incorporated by reference in this offering memorandum.

Trademarks, service marks and copyrights

We own or have rights to trademarks, service marks, trade names or copyrights that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this offering memorandum are the property of their respective owners. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this offering memorandum are listed without the ©, ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

SUMMARY

The following summary highlights information contained elsewhere in this offering memorandum or incorporated by reference herein. This summary is not complete and does not contain all of the information you should consider before investing in the Notes. This summary must be read together with, and is qualified in its entirety by, the information included in the other sections of this offering memorandum, in particular the information included in the "Risk Factors" and "Cautionary statement regarding forward-looking statements" sections and our historical consolidated financial statements and the notes to those financial statements incorporated by reference herein before making an investment decision.

Our Company

We are the largest airline group in South America, with over twice the number of passengers as any other airline group in the region during the last twelve months ended June 30, 2024, and one of the ten largest airline groups in the world, as measured by the number of flights operated by us in the three months ended March 31, 2024. For the six months ended June 30, 2024, we were ranked as the number one or two carrier by market share in every major aviation market in South America where LATAM group operates domestically, and we also maintained the largest international network to and from South America with long-haul transcontinental service to destinations across North America, Europe, Africa and Oceania.

Given our relative scale and reach as compared to other carriers in the region, we believe no global airline is more important to its home market than LATAM group is to South America. Our global operations are strengthened by the combination of our cargo and passenger business, key strategic partnerships, various code-sharing agreements, commercial agreements and a joint venture agreement with Delta Air Lines, Inc. ("Delta"), which broadens our reach and has recently been expanded to include Ecuador and our cargo affiliates. As of June 30, 2024, we are the largest air cargo group carrier in South America, as measured by our cargo fleet, and play a key role in the transportation of essential goods, supporting supply chains and export industries. We also operate LATAM Pass, which, as of December 31, 2023, was the largest frequent flyer program in South America. And, according to publicly available information, we estimate that, as of such date, LATAM Pass was the seventh largest frequent flyer program in the world by number of members. As of June 30, 2024, LATAM group provided passenger transport services to 146 destinations in 26 countries and cargo services to 160 destinations (14 of which are cargo-only) in 32 countries (6 of which are cargo-only), with an operating fleet of 340 aircraft, including 21 dedicated cargo freighters, and approximately 37,000 employees.

LATAM group's origins date back to 1929 when the Chilean government originally founded LAN Airlines S.A. ("LAN"), which was Chile's flag carrier. Following years of significant expansion, LAN merged with TAM S.A. of Brazil in 2012 and was renamed LATAM Airlines Group S.A. As a result of the unprecedented impact of COVID-19 on the global economy and the aviation industry in 2020, LATAM Airlines Group and several of its affiliates initiated a restructuring process that has now improved the group's competitive positioning. As part of the restructuring process, we implemented various cost savings initiatives, including significant fleet cost reductions, headcount reductions and overall streamlining of our business processes to achieve over $1.3 billion in recurring annual cost savings. As a result of these cost savings and a structurally lower cost base, our cost structure is significantly lower than the cost structures of the global full service carriers with which we compete. Additionally, upon emergence from our restructuring process during the fourth quarter of 2022, we improved our capital structure, with our other financial liabilities current and non-current decreasing 37% and our Adjusted Gross Debt decreasing by 39%, compared to when we initiated our restructuring process during the second quarter of 2020. For a reconciliation of our Adjusted Gross Debt to our financial debt and lease liabilities in accordance with IFRS, see "—*Summary Financial and Other Operating Information*." The South American aviation market competitive dynamics have also become more favorable following the pandemic, with many airlines exiting our major markets, which has further solidified our position as the largest airline group in the region. As a result of our growing leadership in South America and the benefits from our restructuring process, we are generating strong financial results.

Business Segments

Passenger Operations. We are the only airline group with a domestic presence in five South American markets, which include Brazil, Chile, Colombia, Ecuador and Peru, as well as regional flights and long-haul operations to four continents. We are ranked as the number one or two carrier by market share across all our domestic South

American markets. We are also ranked as the number one carrier by capacity share within South America with two times the capacity share of the second largest carrier, as well as from South America to North America and to the Oceania region. We are ranked as the number three carrier by market share from South America to Europe, marginally behind two European carriers. We provide a premium product and service to our passengers through our hub-and-spoke model, the model primarily used by other global full service carriers around the world. We operate three classes of service, including our premium business class product with lie-flat beds on long-haul transcontinental flights. In addition, we offer our passengers other amenities, such as award winning food and beverages, in-flight entertainment with exclusive content and Wi-Fi access across the majority of our narrowbody fleet. We also provide our premium business class and high value passengers on international flights access to modern VIP lounges located at major airports across the world. Our passenger fleet is the largest in South America and consists of 319 aircraft, including 262 narrowbody aircraft (Airbus A320 family) for regional flying and 57 widebody aircraft (Boeing 787, Boeing 777 and Boeing 767) for long-haul international flying. In the last twelve months ended June 30, 2024, we transported approximately 79 million passengers, which is more than double that of the second largest carrier in South America over the same period.

Cargo Operations. Our cargo business is the largest in South America with significant domestic and international operations run by LATAM Cargo in Chile and cargo affiliates in Brazil and Colombia. We transport cargo through our fleet of 21 Boeing 767 dedicated freighter aircraft and in the belly space of all 319 of our passenger aircraft. Our cargo operations are highly synergistic with our passenger business as we are able to maximize cargo in the belly of passenger aircraft by strategically scheduling our dedicated freighter flying to feed into our global passenger routes to maximize our revenue opportunities. The United States is the main market for cargo traffic to and from South America, and we have headquartered our international cargo operations in Miami, Florida, at the Miami International Airport, which is the main U.S. gateway to South America. We also utilize passenger flights to and from Atlanta, Boston, New York, Los Angeles and Orlando for cargo and operate our seasonal dedicated freighter services to Chicago. In Europe, we transport cargo to and from South America and numerous destinations, including Barcelona, Lisbon, London, Milan, Paris, Rome, Frankfurt, Madrid and Amsterdam. In the twelve months ended June 30, 2024, we transported approximately 972,000 tons of cargo across the world.

Frequent Flyer Program. As of December 31, 2023, LATAM Pass was the largest frequent flyer program in South America with more than 45 million members, which is nearly double the size of the second largest program in South America, and was estimated to be the seventh largest frequent flyer program in the world. Our frequent flyer program is a strategic asset and a core source of value that differentiates us from other carriers in South America and throughout the world. LATAM Pass has commercial partnerships with the leading financial institutions in each market to offer our customers access to a variety of co-branded credit cards, which provide us with significant cash flows tied to everyday consumer spending. Our key financial partners include Itaú, Banco Santander, Livelo, Banco de Crédito del Perú, Banco de Bogotá and Banco de Occidente, among others. We also have many commercial partnerships with other global airlines, such as Delta, British Airways, Cathay Pacific, Iberia, Lufthansa, and Qatar Airways, among others, and with over 100 commercial partners, such as Disney, Booking.com, Shell, Cabify and Terpel, all of which enhance our value proposition to customers and expand our reach to many other global markets where we operate. In 2023, our loyalty program LATAM Pass was recognized as "The Best Program of the Year" by the Frequent Traveler Awards.

Strong Financial Performance

During the last twelve months ended June 30, 2024, we generated $12.7 billion in Total Operating Revenues, which is 21% higher than full year 2019. We also generated net income attributable to owners of the parent company of $719 million for the twelve months ended June 30, 2024, which is 277% higher than full year 2019. Additionally, we generated strong Adjusted EBITDAR and Adjusted Operating Income, driven by our disciplined cost management and the enduring benefits from our restructuring process. During the last twelve months ended June 30, 2024, we generated $2.8 billion in Adjusted EBITDAR, which is 27% higher than what was generated for the full year 2019. For a reconciliation of our Adjusted EBITDAR to our net income, see "*—Summary Financial and Other Operating Information*."

Our consistently strong financial performance in the quarters following our exit from the restructuring process is further highlighted by our outperformance compared to the 5-Year Business Plan we formulated in August 2022 as part of our restructuring process. Our Total Operating Revenues, Adjusted EBITDAR and Adjusted Operating Income for the last twelve months ended June 30, 2024 are all comparable to the results we expected to achieve in

2025. In addition to being approximately two years ahead of our expectations on income performance, our capital structure is also in a stronger position with our Adjusted Net Debt to Adjusted EBITDAR ratio being 1.9x, or 0.3x lower than the ratio we had expected to have by the end of 2025. We have experienced consistent quarterly deleveraging since first quarter 2023 on the back of strong cash flow generation. During the second quarter of 2024, we strengthened our already robust capital structure by generating U.S.$177 million in cash during the period, excluding dividend payments. We ended the second quarter 2024 with a Liquidity position of U.S.$3.0 billion, representing 23.3% of our revenues for the last twelve months ended June 30, 2024, with stable cash balances and revolving credit facilities availability. Following the quarter close, LATAM group completed the successful renegotiation of its revolving credit facility, resulting in an extension and increase in both facility lines up to U.S.$1.55 billion until July 2029, which results in a pro-forma Liquidity of approximately 27% of revenues for the twelve months ended June 30, 2024. Our comparisons to our earlier 5-Year Business Plan demonstrate our successful performance but are not intended to affirm that plan or to forecast our results for any future period.



Total Operating Revenues
(in U.S.$ millions)
$9,517
$11,789
$12,659
2022
2023
LTM Q2'24
Adj. EBITDAR
$1,314
$2,533
$2,816
2022
2023
LTM Q2'24
Adj. Operating Income
(in U.S.$ millions)
$135
$1,328
$1,498
2022
2023
LTM Q2'24



Adj. Net Leverage
(in U.S.$ millions)
4.0x
2.1x
1.9x
2022
2023
LTM Q2'24
Net Income
(in U.S.$ millions)
$1,337(1)
$582
$719
2022
2023
LTM Q2'24

Source: Company filings
(1) Includes non-operational positive net income impact of $1,680 million related to the emergence from our restructuring in 2022

See "—*Summary Financial and Other Operating Income*" for the calculation of Total Operating Revenues and Adjusted Net Leverage, which are non-IFRS measures, and for the reconciliations of Adjusted EBITDAR to our net income and of Adjusted Operating Income to our operating income for the periods shown.

Our Competitive Strengths

LATAM group's strategy is to remain the leading airline group in South America by leveraging our unique position in the airline industry. LATAM is the only airline group in the region with a domestic presence in five markets, as well as significant international operations including intra-regional and long-haul operations to four continents. As a result, the LATAM group has geographical diversity and operational flexibility, as well as a proven track record of

acting quickly to adapt its business to economic challenges. Moreover, LATAM's network and market share in a region with growth potential, and the focus on our existing competitive strengths, positions us to continue to sustain our business model.

We believe that the following key strengths are our most important competitive strengths and allow us to compete successfully within the global airline industry:

We are the leading airline group serving South America by a wide margin.

We are the largest airline group in South America, having carried more than double the number of passengers of any other airline in the region during the twelve months ended June 30, 2024, and we are among the ten largest airline groups in the world, as measured by the number of flights operated by us in the three months ended March 31, 2024. We offer service to 122 destinations in South America and 24 international destinations across the world, in both cases more than any other carrier in the region, when considering aircrafts of more than 20 passengers. Our operations are geographically diversified, including domestic operations in five countries, as well as operations within South America and connecting South America with various international destinations. We have domestic passenger operations in Chile, Brazil, Peru, Colombia and Ecuador and intra-regional routes connecting the main cities and also some secondary cities in South America. Our strategic global alliances and existing commercial agreements provide our customers with access to more destinations worldwide, a combined reservations system, itinerary flexibility and various other benefits, which substantially enhance our competitive position within the South American market.

Passengers Transported for the Twelve Months Ended June 30, 2024


(in millions)
2.2x
79.2
36.0
30.9
29.7
29.2
35.9
19.6
LATAM
Avianca
volaris
Azul
GOL
AEROMEXICO
CopaAirlines

Source: Company filings and Diio.net

We have a commanding position in intra-South America flying, with 42% market share for the quarter ended June 30, 2024, which is a significantly higher market share than other global carriers have in their respective home regions. For example, American Airlines, one of the largest airlines in the world, has an 18% market share in the North American market, or less than half the share LATAM group has in the South American market.

2Q 2024 Regional Market Share(1)


(in millions)
>2x
>4x
42%
18%
17%
16%
15%
9%(3)
6%
LATAM
(Intra-South America)(2)
American Airlines
(Intra-North America)
SAUDIA
(Intra-Middle East)
DELTA
(Intra-North America)
UNITED AIRLINES
(Intra-North America)
Lufthansa
(Intra-Europe)
(Intra-Asia Pacific)

Source: Diio Mi Schedules
Note: Ethiopian Airlines has 28% market share in the intra-Africa market.
(1) Market share based on ASKs. Data in the table reflects only the passenger segment, not cargo or others.
(2) Calculated in the following countries: Brazil, Colombia, Chile, Peru and Ecuador.
(3) Includes the following airlines of the group: Lufthansa, Austrian, Brussels Airlines, Eurowings and Swiss.

Our leading market share within South America is driven by our strong position across all of our domestic markets. We are the largest carrier in Brazil, Chile and Peru, where our affiliates had market shares of 40%, 62% and 65%, respectively, for the quarter ended June 30, 2024. We are the second largest carrier in Colombia and Ecuador, where our affiliates had domestic market shares of 28% and 45%, respectively, for the quarter ended June 30, 2024.

LATAM Domestic Affiliate Market Shares (2Q2023 vs 2Q2024)


LATAM Brazil
2Q23
2Q24
#1
38%
40%
Market Size(1): 120bn ASKs
LATAM Chile
2Q23
2Q24
#1
57%
62%
Market Size(1): 21bn ASKs
LATAM Peru
2Q23
2Q24
#1
61%
65%
Market Size(1): 11bn ASKs
LATAM Colombia
2Q23
2Q24
#2
33%
28%
Market Size(1): 20bn ASKs
LATAM Ecuador
2Q23
2Q24
#2
40%
45%
Market Size(1): 2bn ASKs

Source: Source: IATA, ANAC Brazil's website (RPKs), JAC Chile's website (RPKs), DGAC Peru's website (number of passengers carried) updated up to February, Diio.net for Colombia and Ecuador (ASKs).
(1) Size of the domestic market in ASK for the LTM 2Q24

The South American aviation landscape has materially changed over the past five years with numerous carriers going through restructurings, liquidating or ceasing operations in select markets. In Brazil, our largest market, Avianca Brasil ceased operations in 2019, leaving only two other large carriers besides LATAM remaining in South America's largest aviation market. We have also seen similar trends in our other markets, with Viva Air Colombia liquidating and Avianca ceasing its operations in Peru, among other exits. As a result, we have experienced market share gains across all of our domestic markets. We believe the reduction in the number of airlines in our markets has

changed the competitive dynamics in those markets, which we expect will provide room for continued growth with fewer competitors and unsatisfied demand.

We are the only truly global carrier serving South America.

Our leading market share positions within South America are enhanced by our broad international operations that represented 47% of our passenger revenue in the twelve-month period ended June 30, 2024. Our international network provides widespread connectivity to destinations throughout the South American region in addition to 24 destinations in other parts of the world. Through our significant presence in some of the largest hubs in South America, such as Santiago, Lima and São Paulo, we offer the most connectivity of any airline flying between South America and the rest of the world. Our global network is further strengthened by our commercial and codeshare agreements with airlines across the world and our joint venture with Delta, which allows us to coordinate schedules and share profits with Delta on more than 300 destinations across the Americas.

Unparalleled Network Connecting the Region to the World


26
Countries
146
Passenger destinations
346
Codeshare destinations(1)
27
Codeshare agreements(1)
57
Commercial agreements(1)
340
Total Fleet
11.5 years
Average Fleet Age(1)
Joint Venture with Delta Air Lines
11.5y
12.9y
14.8y
16.0y
8
North America
8
Europe
126
South / Central America
1
Africa
3
Oceania
Los Angeles
New York
Atlanta
Mexico City
Lima
Santiago
Sao Paulo
Auckland
Sidney
Melbourne
Johannesburg
Lisbon
Madrid
Paris
London
Frankfurt
Milan
Rome

Note: As of June 30, 2024, unless otherwise noted
(1) As of December 31, 2023

We have the largest market share for flights from South America to North America with a 23% market share and to Oceania with a 80% market share for the quarter ended June 30, 2024, in both cases including not just other South American airlines, but all airlines globally that fly these routes. Additionally, we are the largest South American carrier for flights from South America to Europe with a 17% market share, which is only three percentage points below the market leader, IAG, on these routes for the quarter ended June 30, 2024.

LATAM International Market Share (2Q2023 vs 2Q2024)


LATAM
Within South America
2Q23
43%
#1
2Q24
42%
2023 Market Size: 48bn ASKs
LATAM
South America – North America(1)
2Q23
19%
#1
2Q24
23%
2023 Market Size: 76bn ASKs
LATAM
South America – Oceania / Asia Pacific
2Q23
72%
#1
2Q24
80%
2023 Market Size: 4bn ASKs
LATAM
South America – Europe
#1 among South American Airlines
2Q23
17%
#3
2Q24
17%
2023 Market Size: 163bn ASKs

Source: Duo Mi schedules. Based on ASKs
(1) Calculated in the following countries: Brazil, Colombia, Chile, Peru, Ecuador, United States, Canada, Mexico and Dominican Republic.

Given the size of our network, our fleet and our global reach, we believe that we are the only truly global carrier in South America. We are the only airline based in South America that flies to four continents, and we operate a significant amount of long-haul widebody aircraft. We serve our global network with a passenger widebody fleet of 57 aircraft, which includes Boeing 787, Boeing 777 and Boeing 767 aircraft, allowing us to connect South America to almost any destination in the world without a stopover. There are only two other carriers in South America that operate widebody aircraft in our markets, and our widebody fleet is more than four times larger than the second largest widebody operator. Our network, fleet, product and service are all similar to that of the three large U.S. network carriers, Delta, United Airlines and American Airlines, and unique when compared to other airlines in South America. Given our competitive positioning in long-haul international markets and our fleet advantages, we do not believe any carrier based in South America is comparable to us.

We have an award winning product and service-centric culture, focusing on employee engagement and relentless pursuit of continuous improvement of the customer experience.

We offer a premium level of service that we believe is unique in South America and on par with, or superior to, our global full-service carrier competitors. We provide three classes of service. For our long haul transcontinental flights, our wide body aircraft feature a premium business class product with lie-flat beds, while our narrowbody aircraft, utilized for domestic and regional flights, offer the premium economy service and all of our flights include the economy class. In addition, we offer our passengers other amenities, such as award-winning food and beverages, in-flight entertainment with exclusive content and Wi-Fi access across the majority of our fleet. We also provide our premium business class passengers access to modern VIP lounges located at major airports around the world. The average age of our passenger fleet was approximately 11.5 years as of December 31, 2023.

We foster a customer-centric culture, focused on employee engagement and a fair, empathetic, transparent and simple interaction with our clients. We strive to be more dependable to our clients every day. This focus, combined with our other strengths like our network and frequent flyer program, have resulted in a double digit growth in net promoter scores ("NPS") since 2019, particularly with our target premium customers. For the quarter ended June 30, 2024, our premium customer NPS was 59, which has increased 28 points since 2019, and our total NPS was 54, which has increased 21 points since 2019.

We have also received numerous awards for our product and service. In 2024, Skytrax awarded us "Best Airline in South America" for the fifth year in a row in addition to various other product and service awards. Additionally, APEX Passenger Choice Awards certified us as a "Five Star Global Airline" in 2024 for the second consecutive year. We plan to continue to make strategic investments in our product and service to maintain a premium

experience for our customers as growing satisfaction complements the goals of our frequent flyer program to increase customer loyalty and the lifetime value to our group.

NPS


(in millions)
Total NPS
Premium NPS
33
31
46
50
48
54
54
59
2019
2022
2023
Q2 2024

Premium Business Class Product



(1) Premium customer includes: LATAM Pass Elite program members (Gold, Gold plus, Platinum, Black and Black Signature) + Passengers in premium and business cabins.

Our mission is to connect people safely with operational excellence in an effort to become passengers' first choice airline. We continue to make progress on the implementation of our single, unified brand, culture, product and value proposition for passengers across our group. Additionally, we are focused on the evolution of our digital strategy, including applications to address operational disruptions and artificial intelligence to both support the customer experience as well as promote operational efficiencies. For example, we have made progress in the personalization of content creation and direct communications to customers, reducing execution time by 90% and increasing its capabilities for direct sales and redemption. We have also embarked on a transformation journey to leverage the use of artificial intelligence in customer service for the automatic resolution of certain standard cases, as well as the early detection of critical cases, which has had a significant positive impact on NPS. We continue to assess opportunities to incorporate service improvements and new technologies in order to respond effectively to our customers' needs and improve their overall experience while flying with us. By seeking to provide our customers with the best possible end to end experience, we believe that we will continue to grow our revenues and expand our network further within South America and across the world. Our efforts are exemplified in the fact that since 2019, LATAM Airlines has been recognized by the Official Airline Guide within the top-3 in punctuality among the largest airlines in the world.

We have a structurally lower cost base than other global full-service carriers.

We leveraged our restructuring process to meaningfully reduce our costs and grow our cost advantage over other global full-service carriers in the United States and Europe who are our principal competitors on long-haul routes serving South America. Our cost restructuring included a variety of organizational changes, such as fleet simplification and harmonization, workforce renegotiations, outsourcing non-core operations, insourcing maintenance activities and digital transformation of key customer platforms, among other initiatives. As a result, we achieved over $1.3 billion in annual cost savings. Most notably, for the twelve months ended June 30, 2024, our Fleet Cash Cost were reduced by approximately $0.6 billion, or 40%, as compared to the year ended December 31, 2019, on the back of the renegotiation and homologation of our fleet contracts and fleet types. We renegotiated and rejected certain fleet contracts during the COVID-19 pandemic, when there was an excess supply of aircraft, which resulted in us obtaining contracts with favorable pricing terms.

We also have inherent and durable structural cost advantages compared to the global carriers with which we compete, such as lower labor costs in our home markets than in the United States and Europe. Additionally, given the diversified geography of our operations, none of our union groups represent an outsized portion of our workforce, which provides a better context for union negotiations. The significant cost savings we achieved during our restructuring process combined with the structural cost advantages in our markets allow us to offer a product and service comparable to our full service global airline competitors at a significantly lower cost. For example, our stage-length adjusted CASK Ex-Fuel for the twelve months ended June 30, 2024 was approximately 45% lower, on average, than the global full service carriers in the United States and Europe. We calculate our stage-length adjusted CASK Ex Fuel as CASK Ex Fuel multiplied by the square root of the quotient of a carrier's average stage length divided by 1,505 kilometers, which is LATAM's average stage length for the twelve months ended June 30, 2024.

SLA Adjusted CASK(1) Ex-Fuel (LTM 2Q2024) | **Fleet Cash Cost(2)**

(in $ cents)


Passenger Adj. CASK Ex-Fuel
Cargo and Other Adj. CASK Ex-Fuel
Costs are 40% below the average of Global Full-Service Carriers(3)
4.8¢
0.6¢
4.2¢
8.0¢
LATAM
Average of Global Full-Service Carriers(3)

(in $ billions)


Fleet Count
331
340
Employees / Aircrafts
125
109
>40% Reduction
~$600mm
~$1.4
~$0.8
2019
LTM Q2 2024

Source: Company filings and U.S. Department of Transportation

(1) Peers are stage length adjusted (or "SLA") to LATAM group's LTM Q2 2024 average stage length of 1,505 km (ASKs/Seats) using each carrier's scheduled average stage length for the period. SLA Adj. CASK Ex-Fuel = Adj. CASK Ex-Fuel * (Carrier average stage length / 1,505) ^ (0.5).

(2) Fleet Cash Cost calculated as the sum of payments of LATAM group's lease liabilities, including principal and interest; principal and interest on aircraft financing; and payments for aircraft rentals, excluding payment to others relating to amortization and interest on non-fleet assets. There is no comparable IFRS financial measure presented in LATAM group's consolidated financial statements and thus no applicable quantitative reconciliation for such non-IFRS financial measure.

(3) Global full service carriers includes American Airlines, Delta, United Airlines, Lufthansa, Air France-KLM and IAG.

We have a conservative capital structure with robust free cash flow generation.

Our restructuring process enabled us to significantly improve our capital structure through the ability to reject and renegotiate leases and eliminate other liabilities. As a result, our Adjusted Gross Debt upon emergence from our restructuring process on November 3, 2022 was 35% lower than when we initiated our restructuring process on May 25, 2020. Additionally, we increased our liquidity position by 70% over the same time period. We have continued to grow our earnings following emergence as a result of our strengthened competitive positioning and low cost structure, which has supported further deleveraging and credit rating upgrades. As of June 30, 2024, our Adjusted Net Debt to Adjusted EBITDAR ratio was 1.9x, which is lower than the U.S. full service carriers shown in the graph below.

Adjusted Net Leverage[1] vs. Peers

(x times)


Copa Airlines 0.6x
LATAM 1.9x
DELTA 2.4x
UNITED AIRLINES 2.6x
volaris 2.9x
Avianca 3.3x
American Airlines 4.3x
Azul 4.5x

Liquidity as % LTM revenues

(%)


Copa Airlines 27%
LATAM 27%(2)
DELTA 12%
UNITED AIRLINES 33%
volaris 24%
Avianca 18%
American Airlines 22%
Azul 8%

(1) Adjusted Net Leverage calculated as Adjusted Gross Debt less cash and cash equivalents divided by LTM Adjusted EBITDAR for the specified period. Adjusted Gross Debt includes IFRS 16 lease liabilities.
(2) Liquidity pro forma for the July 2024 Revolving Credit Facilities extension, calculated as the sum of cash and cash equivalents of U.S.$1,853.4 million and undrawn revolving credit facility commitments of U.S.$1,550 million, divided by revenues for the twelve months ended June 30, 2024 of U.S.$12,486.5 million. See *"Presentation of Financial and Certain Other Information—Non-IFRS financial measures"* and *"—Summary Financial and Other Operating Information"* for more information on our Liquidity, a non-IFRS measure.

Our capital position has also been supported by our strong free cash flow generation. In 2023, we generated $2.3 billion in cash flow from operating activities, $1.1 billion in Unlevered Free Cash Flow and $0.7 billion in Levered Free Cash Flow. Additionally for the twelve months ended June 30, 2024 we generated $2.6 billion in cash flow from operating activities, $1.2 billion in Unlevered Free Cash Flow and $0.8 billion in Levered Free Cash Flow further enhancing our cash balance. Our free cash flow generation supports our strategic capital priorities, including growing our fleet through our order book of 105 aircraft. As of June 30, 2024, we had approximately $3.0 billion in Liquidity representing 23.3% of revenues for the twelve months ended June 30, 2024. Following the quarter close, LATAM group completed the successful renegotiation of its revolving credit facility lines, resulting in an extension and increase in both facility lines up to U.S.$1.55 billion until July 2029, which results in a pro-forma Liquidity of approximately 27% of revenues for the twelve months ended June 30, 2024.

Stable Cash Balances

(in U.S.$ millions)


Cash & Equivalents
Undrawn RCF
RCF Increase
2.3
1.1
1.2
2.8
1.1
1.7
3.4
0.5
1.1
1.9
2022
2023
2Q24

Decreasing Adjusted Net Leverage[1]

(x times)


Net Debt
Net Leverage
4.0x
2.1x
1.9x
5.3
5.2
5.3
2022
2023
LTM 2Q24

(1) Adjusted Net Leverage calculated as Adjusted Gross Debt less cash and cash equivalents divided by LTM Adjusted EBITDAR for the specified period. Adjusted Gross Debt includes IFRS 16 lease liabilities.

We operate the largest frequent flyer program in South America and among the largest programs in the world.

As of December 31, 2023, LATAM Pass was the largest frequent flyer program in South America with more than 45 million members, which is nearly double the size of the second largest program in South America, and was estimated to be the seventh largest frequent flyer program in the world. Our program is highly attractive to customers because, unlike many other programs, it does not impose restrictions on flights for which points can be redeemed or limit the number of seats available to program members on any of the flights operated by us, which is beneficial for customers given our broad network and the number of frequencies we operate on routes. We have hundreds of partners across various geographies that increase our program's value proposition and make it more compelling to our customers. For example, we partner with Itaú, Santander, Livelo, Banco de Crédito del Perú, Banco de Bogotá and Banco de Occidente on our co-branded LATAM credit card portfolio, which generates significant third party revenues and cash flow for our business. Additionally, LATAM Pass members can earn and redeem miles on a number of airline partners such as Delta, British Airways, Cathay Pacific, Iberia, Lufthansa, Qatar Airways, among others, and with over 100 commercial partners such as Disney, Booking.com, Shell, Cabify and Terpel, among others. The value of our program has been recognized with multiple awards, including being named "The Best Program of the Year" by the Frequent Traveler Awards in 2023.



Largest FFP in South America by a Wide Margin & Among the Largest in the World
(millions of members)
South American Airlines Loyalty Programs(1)
~2x+ the size of any other FFP in South America
45
23
16
12
PASS
Smiles
TudoAzul
lifemiles
Global Airlines Loyalty Programs(1)
130
115
100
45
36
34
22
15
SKYMILES
PASS
IAG Loyalty
Flyingblue

Source: Company filings, information and internal estimates.
(1) LATAM PASS, IAG Loyalty, Air France-KLM FlyingBlue, TudoAzul and Qantas Frequent Flyer program membership counts are as reported for year-end 2023. Smiles program membership count is as reported by Gol for 1Q2024. Lifemiles program membership count is as reported by Avianca in the 2Q2024 Press Release. Lufthansa's Miles & More program membership count as reported for year-end 2022. Delta SkyMiles program membership count is as reported by Delta during 2023. American Airlines AAdvantage program membership count is an estimate reported by American Airlines during 2021. United MileagePlus program membership count is an estimate reported by United Airlines during 2020.

Our business is highly diversified, which supports greater stability in our operations and cash-flow generation.

Our operations are geographically diversified, both within South America and when combined with our robust international operations. For the twelve months ended June 30, 2024, approximately 47% of our passenger revenue was related to international flights, while the remaining 53% was related to domestic flights within each of our five markets in South America. Having access to five distinct markets allows us to strategically deploy assets and move capacity between markets based on the current supply-demand dynamics, thereby allowing us to maximize our revenue opportunities. As a result, we believe our passenger business is more flexible and diverse than local or global carriers that have more concentrated geographical exposure. Additionally, our significant international presence provides higher exposure to stable foreign currencies, such as U.S. dollars, than other carriers in South America, which allows us to better manage the impact of foreign exchange fluctuations on our businesses. Furthermore, we believe this geographic diversification provides resilience to market shocks that may occur in any particular market.

We also have large air cargo and frequent flyer loyalty businesses that further diversify our revenues and cash flow generation. Our air cargo business is the largest in South America and serves key markets across the world by utilizing our fleet of 21 dedicated Boeing 767 freighter aircraft as well as belly space on all of our passenger aircraft. One of our distinct competitive advantages is the ability to profitably integrate scheduled passenger and cargo operations. We take into account potential cargo services when planning passenger routes, and also serve certain dedicated cargo routes using freighter aircraft when needed. By adding cargo revenues to existing passenger service, there is an increase in the productivity of assets and we are able to maximize revenue, reducing the break-even load factors and enhancing the per flight profitability. Our frequent flyer program is twice the size of any other program in

South America and is estimated to be the seventh largest airline frequent flyer program in the world. A large majority of the cash receipts from our frequent flyer program are generated from spending on co-branded credit cards issued by our financial partners, which are typically higher margin and more stable than our passenger operations as they are tied to overall consumer spending. As a result, our air cargo and frequent flyer revenue partially mitigate seasonal revenue fluctuations in our passenger operations and generally reduce the volatility of our business over time. In conclusion, our diversified business, leading loyalty program, efficient cost structure, robust capital structure, and different revenue streams serve as key factors in providing a level of advantage and resilience to our business. These elements contribute to our ability to navigate challenges and maintain stability in an ever-changing market environment.

Total Operating Revenues[(1)]


(%)
Cargo
12%
Passenger
87%

Passenger Revenue[(1)]


(%)
International
47%
Domestic
53%

Currency Diversification[(1)]


(%)
Local Currency
39%
Non-Local
Currency (2)
61%

(1) LTM 2Q 24
(2) Includes revenues with fares indexed to or denominated in U.S. dollars, Euros and currencies pegged or indexed to the U.S. dollar.

Our management team has decades of aviation experience.

We benefit from our senior management team's commitment to the success of our business. Our senior management team has significant experience in the aviation industry and more than 100 years of combined experience at LATAM. Our management team's strong credentials are combined with our unique culture and diverse, vibrant and talented workforce. Roberto Alvo, our Chief Executive Officer, has over 23 years of experience in the aviation industry with LATAM in various roles, including Chief Commercial Officer, Vice President of International and Alliances, and Vice President of Strategic Planning and Development. Other members of our management team also have a long history with LATAM and prior experience at airlines.

Business Strategy

We have continuously placed customers at the center of our business strategy, which has been key in allowing the group to deliver strong operational and financial results quarter after quarter.

Our mission is to connect the region with the rest of the world, providing a wide network for the transportation of passengers and cargo, in a safe manner and taking care of our customers, always seeking a balance between economic growth, efficiency, environmental care, and social well-being.

Our goal is to leverage our leadership position in South America to achieve profitable growth in both the domestic and international aviation markets. In support of our strategy, we intend to:

Continually strengthen our network both domestically and internationally.

We intend to continue to strengthen our route network in South America as the largest airline group in South America, offering the best connectivity within the region at competitive prices and ensuring that LATAM is the most convenient option for passengers. This is bolstered by LATAM's enhanced infrastructure in several key hubs, allowing LATAM to further strengthen its network. LATAM intends to leverage its extensive network to provide a profitable, leading portfolio of services and destinations, with more options for its passengers and maintaining a platform to support profitable continued growth.

We strive to offer the best choice of destinations to, from and within South America and to deliver the best options for all of our passengers. We offer passenger service to 122 destinations in South America and 24 international

destinations across the world, in both cases more than any other carrier in South America, when considering aircraft of more than 20 passengers. Our network is strengthened by our partnerships with airlines across the world, including commercial agreements with 57 airlines and codeshare agreements with 27 airlines. These partnerships are highly valuable to both us and our partners, and they have been a key pillar of expanding our global reach. We intend to continue expanding and diversifying our route network to tap new opportunities and to meet growing demand.

Capitalize on the high growth, attractive, and underpenetrated South American aviation market with fewer competitors.

We are the largest airline in South America, which has been one of the world's highest growth aviation markets for decades. According to Airbus, the South American aviation market is expected to grow at a CAGR of approximately 5.0% between 2025 and 2031, which is more than two times faster than North America over the same time period. Additionally, the South American market remains significantly less penetrated than the North American and Western European markets, with the average person flying far fewer times per year in South America. In 2019, South America had approximately 0.5 trips per capita, which is far below the 2.8 trips per capita in North America and the 2.0 trips per capita in Western Europe during the same period. Historically, aviation markets with lower penetration have grown faster than aviation markets with higher penetration, and we believe that will continue to be the case in South America. Our position as the leading carrier group in the region, together with fewer competitors currently operating in several of the domestic markets in which we operate, gives us an opportunity to capture more traffic.



2019 Trips per Capita
5.6x
0.5
2.0
2.8
South America
Western Europe(2)
North America
Passenger Growth (CAGR 2025E – 2031E)(1)
2.3x
5.0%
2.5%
2.1%
South America
Western Europe(2)
North America

Source: Company filings, 2023 Airbus Global Market Forecast, World Bank, U.N. data,
(1) Per Airbus Global Market Forecast as of 2023.
(2) Includes Austria, Belgium, Switzerland, Germany, Spain, France, United Kingdom, Ireland, Iceland, Italy, Luxembourg, Monaco, Netherlands and Portugal.

Strengthen our joint venture with Delta.

In 2019, we entered into a joint venture agreement with Delta and obtained final regulatory approvals from the U.S. Department of Transportation to implement this agreement in September 2022. This partnership enables us and Delta, with regulatory approval, to coordinate scheduling, pricing, marketing, sales and revenue management while sharing profits across all routes covered by the agreement. This partnership has allowed us to develop the most comprehensive network throughout the Americas, with access to more than 300 destinations. Delta and LATAM are both global full service carriers with a premium product offering, and our ability to expand our network across the Americas with Delta has had significant benefits, such as increasing our value proposition, enabling market share growth and increasing revenue opportunities through additional points of sale. Additionally, there are revenue and cost synergies from the partnership that are generated through joint coordination and sourcing.

Since the joint venture's initial implementation in 2022, the scope was expanded in February 2024, adding LATAM Airlines Ecuador and Ecuador to the geographical scope, along with the cargo affiliates in Chile, Brazil and Colombia. We operate six routes jointly with Delta under the joint venture, including from Cartagena and Lima to Atlanta, from Bogotá and Santiago to Orlando, from Rio de Janeiro to New York and from São Paulo to Los Angeles. During the quarter ended June 30, 2024, the LATAM group and Delta had a combined 39% capacity share on routes within the scope of the agreement, which increased 7 percentage points since the quarter ended June 30, 2023. We

plan to continue developing our partnership with Delta to drive further profitable growth through strategic decision-making and by deepening our synergies.

Continue to expand and unlock value from our frequent flyer program and our customer experience.

LATAM Pass is the leading frequent flyer program in South America and the seventh largest in the world. Our program membership has grown by 50% since 2019, from approximately 30 million members to more than 45 million members as of December 31, 2023. Our frequent flyer program membership growth is largely tied to our strong and unique value proposition that provides our customers with access to the broadest network both within South America and globally and a high quality experience. We make investments in the customer experience to maintain our industry leading product, increase personalization, deploy leading technology innovations and maintain leading operational reliability. For example, we recently renovated our VIP lounges in São Paulo, Bogotá and Buenos Aires, and we have started construction of our VIP lounge in Lima. Furthermore, we leverage digitalization technologies, including automatic check-in, self bag tags and an improved digital app, to provide our customers with a more seamless experience. We have also started using artificial intelligence to promptly resolve certain issues our customers may face, and we have already seen a positive impact on our NPS scores. We continue to focus on investing in and delivering the best experience to our customers as we believe this is a key driver for LATAM Pass membership growth and can have accretive benefits across our businesses. LATAM Pass has six co-branded credit cards and more than 25 financial partners that provide our customers with more opportunities to earn points in our program, as a result of these financial partners purchasing points from us. These higher margin cash flow streams not directly tied to flying further strengthen our revenue diversification, while also supporting growth in our passenger business.

Leverage our modern fleet, order book and key long-term partnerships with top suppliers.

During our restructuring process, we reduced our cost base, which has been realized in large part through a more than 40% reduction in our Fleet Cash Cost as compared to 2019, following renegotiations and rejections of certain fleet contracts. Furthermore, we renegotiated the cost of our future aircraft deliveries.

We currently have an order book based entirely on new technology aircraft with enhanced fuel efficiency alongside customer experience benefits. We select aircraft based on their ability to efficiently serve our regional and long-haul flight needs while also striving to reduce operational complexity by minimizing the number of different aircraft types we operate. We also act prudently when making aircraft purchase decisions in order to support our continued strong free cash flow profile. As of June 30, 2024, our order book includes 88 new Airbus A320neo-family aircraft and 5 Boeing 787-9 aircraft to be delivered through 2030. Our order book is complemented by lease commitments to receive additional eight Airbus Neo-family aircraft and four Boeing 787s. These new technology aircraft are in addition to the 38 Airbus A320neo-family aircraft we were operating as of June 30, 2024.

Beyond expanding our fleet, our narrowbody order book and lease commitments will be used to up gauge our fleet, which is a highly efficient form of growth. For example, we can replace a route currently served by an A319 with an A320neo or A321neo, which have 25% or 56% more seats, respectively. By 2026, we expect our narrowbody fleet to be composed of approximately 25% NEO aircraft, growing significantly from 14.5% of our fleet today. We also already operate the Airbus A320neo and Boeing 787, which will allow these aircraft to be seamlessly added to our fleet and further reduce our operating cost base while also enabling us to provide more service options to our customers on newer aircraft with our latest product, which we believe will further propel profitable growth and strong free cash flow.

Current Order Book[1]			
Aircraft Type	Orders from OEMs	Committed Leases	Total New Aircraft
Airbus NEO Family (Narrowbody)	88	8	96
Boeing 787 (Widebody)	5	4	9
Total	**93**	**12**	**105**

A319s Upgraded to A320/321 NEOs[3]


A320NEO
(180 Seats)
+25%
A319
(144 Seats)
A321NEO
(224 Seats)
+56%

Source: 2023 Airbus Global Market Forecast, World Bank, U.N. data,
(1) As of June 30, 2024
(2) OEM means "Original Equipment Manufacturer"
(3) Narrowbody aircraft include a blocked seat in premium cabin

Maintain and improve our low-cost structure and efficiency into the future.

We are continually working to maintain a competitive cost structure and further improve our efficiency, simplify our organization and increase flexibility and speed in decision-making. We look to continuously implement cost savings, including reductions in fuel and fees, procurement, operations, overhead and distribution costs, among others.

As a result of our restructuring process, we achieved over $1.3 billion in recurring annual run rate cost savings, including reducing our annual Fleet Cash Cost by more than 40% as compared to 2019 and enabling us to significantly offset cost escalation and the effects of inflation. Furthermore, we reduced fixed costs and increased our variable cost base to drive higher profitability. Importantly, we have been able to keep our cost base low despite inflationary pressures. As compared to 2019, our Adjusted Passenger CASK Ex-Fuel has remained nearly flat as a result of various cost mitigating actions combined with the benefits from our restructuring process. By maintaining a highly competitive cost base, we have significantly more flexibility to expand our business in existing and new markets while still providing our customers a superior product and experience.

Organizational Structure and Location of Coverage Assets

The ownership and organizational structure of LATAM as of December 31, 2023 were as follows:



Sixth Street Partners (27.91%)
Strategic Value Partners (16.02%)
Delta Air Lines (10.05%)
Qatar Airways (10.03%)
Cueto Group (5.03%)
Others (30.97%)
TEP Chile S.A.
LATAM Airlines Group Chile
100% non voting shares
48.96% voting share
51.04% voting share
HoldCo S.A. Chile
100% non voting share
100% voting share
TAM S.A. Brazil
100%
TLA Brazil

The following organizational structure shows the structure of the Issuer and the Guarantors, as well as the entities that operate our frequent flyer program and our cargo business and the location of certain of the Coverage Assets:



SSN
LATAM Airlines Group S.A. (Chile)
Subsidiary (Chile)[2]
Professional Airline Services, Inc. (Florida)[2]
LAN Cargo S.A. (Chile)
Subsidiary (Chile)
0.1%
Subsidiary (Brazil)
Subsidiary (Chile)[2]
LATAM Airlines Peru S.A (Peru)
0.2%
Subsidiary (Chile)
LATAM-Airlines Ecuador S.A. (Ecuador)
ABSA - Aerolinhas Brasileiras S.A. (Brazil)
TAM Linhas Aéreas S.A. (Brazil)[3]
5%
Transportes Aéreos del Mercosur S.A. (Paraguay)
Linea Aerea Carguera de Colombia S.A. (Colombia)
10%
Subsidiary (Chile)
1%
Aerovías de Integración Regional S.A[1] (Colombia)
Fidelidade Viagens e Turismo S.A. (Brazil)
Legend
Frequent Flyer Program
Cargo Business[4]
JFK/LHR Slots and Routes
Brand / IP
Legend (Cont'd)
Denotes Minority Ownership %
Guarantor[4]
Equity Pledge

---

(1) Aerovías de Integración Regional S.A. also known as LATAM Colombia Airlines S.A.
(2) Some minority voting rights are indirectly held by minority shareholders.
(3) "TAM Linhas Aereas S.A." does business under the name of "LATAM Airlines Brazil."
(4) Upon release of assets that are "Supplemental Collateral" (as defined in "*Description of Notes*"), guarantors that hold no Significant Assets (after giving effect to such release) other than (i) the released assets, (ii) intercompany and third-party loans, (iii) any Cargo Business Assets (as defined in "*Description of Notes*") relating to the portion of the Cargo Business (as defined in "*Description of Notes*") for which such released assets are used or in the jurisdiction in which such released assets are located, and/or (iv) directly or indirectly, equity interest in subsidiaries whose Significant Assets (after giving effect to such release) consist only of the foregoing (i), (ii) and/or (iii), will be released as guarantors, and the equity pledges of those entities will be released. See "*Description of Notes—Security for the notes—Release of Liens on Collateral.*"

The table below provides additional information about where we hold our Coverage Assets and to give investors a general overview of how our frequent flyer program and cargo business are operated across our structure. With respect to our frequent flyer program and our cargo business, we use operating metrics to convey a sense of the activity in those businesses among the Issuer and the Guarantors, but the table below is not intended to be a legal description of where the Coverage Assets are held. This table should be read together with the LATAM organizational structure chart immediately above.

Coverage Assets	Appraisal (Provider; Date; Value)	Primary LATAM Entities Holding Coverage Assets	ATKs, 2023 (thousands) / Percentage of Total[1]	
Cargo Business	BK Associates, Inc. December 2023 U.S.$2,194 million	LAN Cargo S.A.	1,317,678	18%
		Línea Aérea Carguera de Colombia S.A. (LANCO)	803,631	11%
		Aerolinhas Brasileiras S.A.	511,638	7%
		Aerovías de Integración Regional S.A.	129,343	2%
		TAM Linhas Aereas S.A.	2,083,910	29%
		LATAM Airlines Group S.A.	1,344,792	19%
		LATAM Airlines Peru S.A.	688,515	10%
		LATAM-Airlines Ecuador S.A.	278,644	4%
		Transportes Aéreos del Mercosur S.A.	12,419	0%
		Primary LATAM Entities Holding Coverage Assets	**Members (millions)[2]**	
Frequent Flyer Program	BK Associates, Inc. December 2023 U.S.$5,631 million	LATAM Airlines Group S.A.	23	
		TAM Linhas Aereas S.A.	22	
		Geographic Areas[3]	**Revenues (passenger and cargo), 2023 (U.S.$ millions)**	
Brand	Ocean Tomo, LLC December 2023 U.S.$770 million (LATAM passenger brands: 88% / LATAM cargo brands: 12%)	Peru	$989	
		Argentina	$244	
		U.S.A.	$1,045	
		Europe	$801	
		Colombia	$662	
		Brazil	$5,006	
		Ecuador	$333	
		Chile	$1,898	
		Asia Pacific and rest of Latin America	$662	
		Primary LATAM Entities Holding Coverage Assets	**Slots Appraised Value (U.S.$ millions)[4]**	
Slots JFK and LHR	mba Aviation December 2023 U.S.$43 million	LATAM Airlines Group S.A.	$3 – JFK	
		LATAM Airlines Peru S.A.	$6 – JFK	
		TAM Linhas Aereas S.A.	$3 – JFK; $31 – LHR	
Total assets included in Asset Coverage Ratio	U.S.$8,638 million			

---

(1) In order to provide a meaningful base for consideration, reflects ATKs for 2023.

(2) Reflects frequent flyer program approximate membership count by respective entity as of December 31, 2023.

(3) The primary LATAM entities holding brand and intellectual property assets are indicated in the organizational chart above and include LATAM Airlines Group S.A., TAM Linhas Aéreas S.A., Multiplus Corretora de Seguros Ltda., Fidelidade Viagens e Tursimo S.A. and Prismah Fidelidade Ltda. Because LATAM uses its brands across its business, this table provides revenues by geographic area for 2023, in order to give a general sense of the proportional distribution revenue (and therefore use of LATAM's brand).

(4) Reflects appraised values of slots held by the respective entities as of December 2023 per mba Aviation's appraisal report.

Recent Developments

Refinancing of Revolving Credit Facilities

On July 15, 2024, the Company, acting through its branch domiciled in the State of Florida, amended its Amended and Restated Credit and Guaranty Agreement, originally entered into on March 29, 2016 and subsequently amended and restated on November 3, 2022, with several banks as part of its emergence from Chapter 11, whereby the Company was granted a revolving credit facility in the principal amount of U.S.$600 million (the "RCF Loan Agreement"). Among other terms, the amendment (i) extends the scheduled maturity date of the facility to July 2029 (original maturity November 2025) with an option to extend it until July 2030; (ii) increases the amount of the RCF

Loan Agreement from U.S.$600 million to an aggregate amount of U.S.$800 million; (iii) eliminates references to the Chapter 11 proceedings; and (iv) includes additional lenders to the facility. The Company secured such RCF Loan Agreement amendment with different assets comprised of a combination of aircraft, engines and several spare parts owned by the Company and TAM Linhas Aéreas S.A., and have the option to modify or replace such security interests, with the consent of the majority of the banks.

On the same date, the Company, acting through its branch domiciled in the State of Florida, amended its Super-Priority Debtor-In-Possession and Exit Revolving Loan Agreement, entered into on October 12, 2022 with several banks as part of its emergence from Chapter 11, whereby the Company was granted a revolving credit facility in the principal amount of U.S.$500 million (the "Revolving Credit Facility" and together with the RCF Loan Agreement, the "Revolving Credit Facilities"). Among other terms, this amendment: (i) extends the scheduled maturity date of the Revolving Credit Facility from November 2026 to July 15, 2029; provided, however, that the Revolving Credit Facility may be payable in advance 180 days prior to the maturity date of any of the financing agreements that share collateral with the Revolving Credit Facility if by then such financing agreements have not been paid or extended; (ii) increases the amount of the Revolving Credit Facility from U.S.$500 million to U.S.$750 million; (iii) eliminates references to the Chapter 11 proceeding; (iv) includes additional lenders to the facility; and (v) amends certain commercial terms relating to interest rates and fees. As a result of the amendment to the Revolving Credit Facility, the collateral documents granted in Chile and abroad, which secured the Revolving Credit Facility, were modified so that the security interests thereunder were extended to this amendment.

As a result of the Revolving Credit Facilities amendments, the Company has, as of the date hereof, a total of U.S.$1,550 million of Revolving Credit Facilities with a scheduled maturity date in 2029. As of the date of this offering memorandum, both aforementioned facilities remain fully available and undrawn. Furthermore, our liquidity was further enhanced and strengthened to a total of U.S.$3.4 billion on a pro-forma basis as of closing second quarter 2024 including the Revolving Credit Facility amendments.

Relisting on New York Stock Exchange and Underwritten Offering

On July 25, 2024, the Company re-opened and relisted its American Depositary Receipts ("ADR") program on the New York Stock Exchange ("NYSE"). The relisting occurred following the pricing of a public secondary offering by certain of the Company's shareholders to sell 19,000,000 American Depositary Shares ("ADSs"), each representing 2,000 common shares of LATAM. The ADSs began trading on the NYSE on July 25, 2024 under the ticker symbol "LTM." On August 28, 2024, 1,773,026 additional ADSs were sold by the Company's shareholders pursuant to the underwriters' overallotment option. The Company did not receive any proceeds from the sale of ADSs by the selling shareholders.

Event in Local Market in Which We Operate

Due to flooding in the state of Rio Grande do Sul, in southern Brazil, Salgado Filho International Airport in Porto Alegre (POA) closed on May 3, 2024. This forced all airlines, including LATAM Airlines Brazil, to cancel operations at the airport. For the Brazilian affiliate, this represented an average of 24 daily frequencies as of the end of April 2024. Between May and June, we re-allocated approximately 12% of that capacity to other markets, both domestic and international, and 100% of that capacity was re-allocated to other airports or routes in August 2024. This accounted for a negative impact on second quarter operating income of U.S.$25 million. LATAM Airlines Brazil is expected to gradually resume domestic operations at Salgado Filho International Airport in October 2024 and international operations in January 2025.

July and August Preliminary Operating Statistics

LATAM group increased its international capacity, measured in available seat kilometers, by 26.0% in July 2024, compared to the same period of 2023. The 7.2% increase in the domestic capacity in Brazil and the 5.8% increase in Chile, Colombia, Ecuador and Peru, also contributed to the 16.1% increase in the group's consolidated capacity.

In terms of consolidated passenger traffic, measured in revenue passenger kilometers, there was an increase of 15.4% in July 2024, mainly explained by a 23.4% increase in demand from the group's international segment. Additionally, domestic demand in Brazil and in Chile, Colombia, Ecuador and Peru increased by 9.0% and 5.1%, respectively.

As a result, the consolidated passenger load factor in July 2024 was 86.3%, which represents a slight decrease of 0.5 percentage points compared to the same period of 2023. However, the July 2024 year-to-date passenger load factor increased 2.1 percentage points compared to the same period of the previous year.

In July 2024, the group transported more than 7.3 million passengers, representing an increase of 7.4% compared to the same period of 2023, mainly driven by a 22.8% increase in the number of passengers transported internationally. For the seven-month period ended July 31, 2024, the group transported 46.7 million passengers, 14.2% more than the same period of the previous year.

LATAM group's July 2024 cargo capacity, measured in available ton kilometers, increased by 12.4% compared to July 2023, reaching 668 million ATKs.

During August 2024, LATAM group transported more than 7 million passengers, representing a 6.0% increase compared to August 2023. This growth was mainly driven by a 22.7% increase in the number of passengers transported internationally. For the eight-month period ended August 30, 2024, the group transported 53.7 million passengers, a 13.0% increase compared to the same period of 2023.

As a result, the consolidated passenger load factor in August 2024 was 84.2%, which represents a slight decrease of 0.7 percentage points compared to the August 2023. However, the August 2024 year-to-date passenger load factor increased 1.7 percentage points compared to the same period of the previous year to 83.8%.

LATAM group's August 2024 cargo capacity, LATAM group's capacity, increased by 14.3% compared to August 2023, reaching 681 million ATKs.

Change in Senior Management

On August 6, 2024, LATAM announced that Ramiro Alfonsín, its current Chief Financial Officer, will leave his position as of November 7, 2024 and assume the position of Chief Commercial Officer. As of the date of this offering memorandum, LATAM has not appointed a new Chief Financial Officer.

Corporate Information

We are a publicly held stock corporation (*sociedad anónima abierta*) incorporated under the laws of Chile. The Company was incorporated by a public deed dated December 30, 1983, an abstract of which was published in the Chilean Official Gazette (*Diario Oficial de la República de Chile*) No. 31,759 on December 31, 1983, and registered on page 20,341, No. 11,248 of the Chilean Real Estate and Commercial Registrar (*Registro de Comercio del Conservador de Bienes Raices de Santiago*) for the year 1983. Our corporate purpose, as stated in our by-laws, is to provide a broad range of transportation and related services, as more fully set forth in Article Four thereof.

Our principal executive offices are located at Av. Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile. Our telephone number at this address is +56 (2) 2565 3844. Our website address is https://www.latamairlinesgroup.net. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this offering memorandum. We have included our website address as an inactive textual reference only. Our agent for service of process in the United States is Togut, Segal & Segal LLP, and its address is One Penn Plaza, Suite 335, New York, New York 10119.

The Offering

This summary highlights information presented in detail elsewhere in this offering memorandum. This summary is not complete and does not contain all the information that you should consider before investing in the Notes. You should carefully read this entire offering memorandum before investing in the Notes, including "Description of Notes."

Issuer	LATAM Airlines Group S.A.
Securities offered	U.S.$1,400 million aggregate principal amount of 7.875% Senior Secured Notes due 2030.
Maturity date	April 15, 2030.
Interest rate	7.875% per year.
Interest payment dates	April 15 and October 15, commencing April 15, 2025. Interest will accrue from October 15, 2024.
Optional redemption	The Notes will be redeemable at our option, in whole or in part, at any time on or after October 15, 2026 (the "First Call Date"), at the redemption prices set forth in this offering memorandum, together with accrued and unpaid interest, if any, to but not including, the date of redemption. At any time prior to the First Call Date, we may redeem up to 40% of the original principal amount of each of the Notes issued on the initial issue date of the Notes with the proceeds of certain equity offerings at a redemption price equal to 107.875% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. At any time prior to the First Call Date, we may also redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including the date of redemption, plus the Applicable Premium. See "*Description of Notes—Optional redemption*."
Change of control offer	Upon the occurrence of specific kinds of changes of control, we will make an offer to repurchase some or all of your Notes at 101% of their face amount, plus accrued and unpaid interest, to, but not including, the repurchase date. See "*Description of Notes—Offer to repurchase upon a Change of Control*."
Asset disposition offer	If the Issuer or its Restricted Subsidiaries sell Significant Assets or receive any proceeds from any casualty or insurance event in respect of Significant Assets, under certain circumstances, the Issuer will be required to use the net proceeds therefrom to make an offer to purchase Notes at an offer price in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the repurchase date.

See "*Description of Notes—Certain covenants—Disposition of Significant Assets*."

Note Guarantees ....

The Notes will be guaranteed, by each of the Issuer's subsidiaries that currently guarantees our Revolving Credit Facility and the 2029 Notes Obligations and any entity that, from time to time, pledges or grants liens in the Collateral or owns any Significant Assets, subject to certain exceptions described herein (collectively, the "Guarantors"). Under certain circumstances, the Guarantors may be released from their Note Guarantees without the consent of the holders of Notes. See "*Description of Notes—Note Guarantees*."

For the twelve months ended June 30, 2024, our non-guarantor subsidiaries:

- represented approximately 0.9% of our revenue;
- represented -6.3% of our Adjusted Operating Income; and
- represented -1.9% of our Adjusted EBITDAR.

As of June 30, 2024, our non-guarantor subsidiaries:

- represented 1.9% of our total assets; and
- had U.S.$346.0 million of total liabilities, including trade payables but excluding intercompany liabilities.

Collateral...

The Notes and the Note Guarantees will be secured by the Collateral on a *pari passu* basis with the 2029 Notes Obligations and the Revolving Credit Facility (subject to obligations in respect of the Revolving Credit Facility being satisfied on a "first out" basis from the proceeds of the Collateral), subject to permitted liens and certain exceptions described herein. See "Description of Notes—Security for the notes."

Upon the satisfaction of certain conditions specified in the indenture that will govern the Notes, the Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow securing the Notes and the Note Guarantees may be released. These conditions include, among other things, that the Asset Coverage Ratio with respect to the Permanent Collateral is no less than 1.6 to 1.0, that the released Supplemental Collateral no longer secures any other priority lien debt or junior lien debt of the Issuer or the Guarantors and the absence of any event of default. See "*Description of Notes—Certain definitions—Supplemental Collateral*" and "*—Certain covenants—Release of Collateral Upon Collateral Release Event*."

The value of the Collateral in the event of liquidation may be materially different from the book value or the value covered by the appraisals. Appraisals should not be relied upon as a measure of the value of the Collateral.

Ranking .... The Notes and the Note Guarantees will be our and the Guarantors' senior secured obligations and will:

- rank equally in right of payment with all of our and the Guarantors' existing and future senior indebtedness (including the 2029 Notes Obligations and the Revolving Credit Facility, but subject to obligations in respect of the Revolving Credit Facility being satisfied on a "first out" basis, as described below);

- rank equally with all of our and the Guarantors' existing and future indebtedness that is secured on a first-priority basis by the Collateral (including the 2029 Notes Obligations and the Revolving Credit Facility, but subject to obligations in respect of the Revolving Credit Facility being satisfied on a "first out" basis from the proceeds of the Exit Collateral);

- rank effectively senior to (a) our and the Guarantors' existing and future secured indebtedness that is not secured on a first-priority basis by the Collateral (including any Junior Lien Indebtedness) and (b) our and the Guarantors' existing and future unsecured indebtedness, in each case to the extent of the value of the Collateral securing the notes;

- rank senior in right of payment to all of our and the Guarantors' existing and future subordinated indebtedness;

- rank effectively subordinated to any of our and the Guarantors' existing and future indebtedness secured by liens on assets that are not part of the Collateral, to the extent of the value of the collateral securing such indebtedness; and

- be structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (including trade payables, capital lease obligations of such subsidiaries).

As of June 30, 2024, after giving effect to this offering and our use of the net proceeds therefrom (and giving effect to the repayment in full of our Existing Term Loan B and the 2027 Notes):

- we would have had approximately U.S.$7,025.0 million of total debt and lease liabilities (including the Notes and the 2029 Notes);

- of our total indebtedness, we would have had approximately U.S.$3,598.9 million of secured indebtedness, including U.S.$2,100.0 million aggregate principal amount of Notes and 2029 Notes (U.S.$2,064.3 million of Notes and 2029 Notes as adjusted for capitalized costs), of which:

  - U.S. $1,239.8 million of fleet debt, U.S. $259 million under the existing Spare Engine Facility Loan Agreement (as defined in "Description of Notes") and U.S.$0 million of existing debt under the RCF Loan Agreement, would have ranked senior to the Notes to the extent of the value of certain engines and spare parts that are part of the collateral securing such debt; and

  - an aggregate principal amount of U.S.$700.0 million incurred under the 2029 Notes (U.S.$696.6 million as adjusted for capitalized costs) would have ranked equally with the Notes;

- our non-guarantor subsidiaries would have had approximately U.S.$346.0 million of total liabilities, including trade payables, but excluding intercompany liabilities; and

- we estimate that our availability under the Revolving Credit Facilities would have been approximately U.S.$1,100 million.

See "Capitalization" for more information.

Intercreditor arrangements .... On the issue date of the Notes, we will enter into a joinder to the Collateral Trust Agreement with each applicable Priority Lien Representative, the collateral trustee and the Local Collateral Agents. The Collateral Trust Agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon the Collateral at any time held by it, in trust for the benefit of the current and future holders of Priority Lien Obligations (as defined herein).

Further, the Collateral Trust Agreement provides that any actions that may be taken with respect to the Collateral, including the ability to cause the commencement of

enforcement actions against such Collateral and to control such proceedings, will be taken by the Collateral Trustee or the applicable Local Collateral Trustee at the exclusive direction of (i) at any time that any obligations under the Revolving Credit Facility (or any permitted additional priority revolving credit facility) are outstanding, the administrative agent under the Revolving Credit Facility (or, after the repayment of the Revolving Credit Facility, such additional priority revolving credit facility), (ii) at any time that no obligations under the Revolving Credit Facility (or any such additional priority revolving credit facility) is outstanding but there are obligations under *any permitted pari passu* term or revolving credit facility outstanding, the administrative agent under our Existing Term Loan B (or such permitted *pari passu* term or revolving credit facility (subject to the relative size or maturity dates thereof)), and (iii) at any time no obligations under the Revolving Credit Facility, additional priority revolving credit facility or additional *pari passu* term loan or revolving facilities are outstanding, the Trustee with respect to the Notes (or any permitted *pari passu* indebtedness (subject to the relative size or maturity dates thereof)), in each case subject to a 90-day standstill period after the lapse of which the next succeeding agent or Trustee in the foregoing order may take such actions so long as the controlling agent or Trustee has not commenced and diligently pursued enforcement actions with respect to the Collateral.

In addition, the Collateral Trust Agreement provides that if any Collateral or proceeds thereof or other amounts received or paid in connection with the sale or other disposition of, or collection on or distribution on account of, such Collateral upon the exercise of remedies or any transfer or disposition in lieu thereof as a secured party or during an Insolvency or Liquidation Proceeding and any other amounts received under any Intercreditor Agreements: (i) first, to pay the Collateral Trustee's (and Local Collateral Agent's, where applicable) reasonable fees and expenses, (ii) second, to repay obligations (other than Priority Lien Obligations) secured by a Permitted Lien (as defined herein) on the Collateral sold to the extent such obligation is required to be discharged in connection with such sale, (iii) third, equally and ratably to the administrative agent under the Revolving Credit Facility (and, if applicable, any additional priority revolving credit facility) in an amount sufficient to fully payoff such obligations, (iv) fourth, equally and ratably to the administrative agent under any permitted *pari passu* term loan facility and the Trustees for the Notes offered hereby (and any permitted *pari passu* indebtedness) in an amount sufficient to fully repay such obligations, (v) fifth, to any junior lien representatives for payment of all outstanding junior debt in an amount

sufficient to fully repay such obligations, and (vi) to the Issuers and Guarantors.

See "*Description of Notes—Security for the Notes—Collateral Trust Agreement*" and "*Description of Notes—Security for the Notes—Junior Intercreditor Arrangements—DIP Intercreditor Agreement.*"

Covenants .... We will issue the Notes under an indenture with Wilmington Trust, National Association ("Wilmington Trust"), as trustee (in such capacity, the "Trustee"). The indenture governing the Notes will, among other things, limit or impose conditions on our ability and the ability of our Restricted Subsidiaries to:

- incur additional indebtedness for borrowed money and guarantee indebtedness for borrowed money;
- pay dividends (other than minimum dividends required under Chilean law) or make other distributions or repurchase or redeem our capital stock;
- prepay, redeem or repurchase certain debt;
- issue certain preferred stock or similar equity securities;
- make loans and investments;
- dispose of Significant Assets;
- incur liens;
- enter into transactions with affiliates;
- alter the businesses we conduct;
- enter into agreements restricting (a) the ability to provide liens on the Collateral to secure the obligations under the indenture and (b) our subsidiaries' ability to pay dividends; and
- consolidate, merge or sell all or substantially all of our assets.

These covenants will be subject to a number of important exceptions and qualifications. For more details, see "*Description of Notes—Certain covenants*."

Special interest... The indenture will require that we deliver an officer's certificate on an annual basis demonstrating calculation of the Asset Coverage Ratio. If (i) we fail to deliver such officer's certificate or (ii) the Asset Coverage Ratio is less than 1.60 to 1.0 as of the end of the applicable semi-annual test date, subject to a 45-day cure period, then

	Special Interest will accrue on the Notes at a rate of 2.0% per annum until we deliver an officer's certificate demonstrating that we have cured the shortfall or that the Asset Coverage Ratio was otherwise at least 1.60 to 1.0. See "*Description of Notes—Certain covenants—Asset Coverage Ratio.*"
Transfer restrictions	We have not registered the Notes under the Securities Act, and the Notes are subject to restrictions on transferability and resale. We do not intend to issue registered Notes in exchange for the Notes to be privately placed in this offering and the absence of registration rights may adversely impact the transferability of the Notes. For more information, see "*Transfer Restrictions*."
Absence of public market for the notes	The Notes are a new issue of securities and there is currently no established trading market for the Notes. We do not intend to apply for a listing of the Notes on any securities exchange or an automated dealer quotation system. Accordingly, a liquid market for the Notes may not develop. The initial purchasers have advised us that they currently intend to make a market in the Notes. However, they are not obligated to do so, and the ability of the initial purchasers to make a market in the Notes may be impacted by changes in any regulatory requirements applicable to the marketing, holding and trading of, and issuing quotations with respect to, the Notes.
Use of proceeds	We intend to use the net proceeds of this offering of approximately U.S.$1,367.8 million, together with cash on hand of LATAM, for the repayment of certain indebtedness, including to repay our existing Term Loan B Facility with an aggregate principal amount of U.S.$1,083.5 million (the "Existing Term Loan B") and redeem in full the 2027 Notes with an aggregate principal amount of $450.0 million, and the remainder for general corporate purposes. See "*Use of Proceeds*."
Trustee	Wilmington Trust, National Association
Collateral Trustee	Wilmington Trust, National Association (the "Collateral Trustee")
Certain relationships	Certain initial purchasers and their affiliates are lenders under the Existing Term Loan B and holders of the 2027 Notes and therefore will receive a portion of the net proceeds of the offering of the Notes that are used to repay the Existing Term Loan B and to redeem the 2027 Notes.

SUMMARY FINANCIAL AND OTHER OPERATING INFORMATION

The summary financial and other information set forth below as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021 has been derived from our Audited Consolidated Financial Statements. The summary financial information set forth below as of December 31, 2021 and for the years ended December 31, 2020 and 2019 has been derived from our audited consolidated financial statements not incorporated by reference in the offering memorandum. The summary financial and other information set forth below as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023 has been derived from our Unaudited Interim Consolidated Financial Statements. Our Audited Consolidated Financial Statements are prepared in accordance with IFRS Accounting Standards, and our Unaudited Interim Consolidated Financial Statements were prepared in accordance with International Accounting Standard 34 ("IAS 34"), Interim Financial Reporting, as issued by the IASB. In the opinion of our management, our unaudited interim consolidated financial statements include all adjustments necessary for a fair statement of the information set forth therein. Interim financial results are not necessarily indicative of results for the full fiscal year or any future periods.

The information below should be read in conjunction with the footnotes, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our MD&A 6-K incorporated by reference herein, our Audited Consolidated Financial Statements and related notes thereto and our Unaudited Interim Consolidated Financial Statements and related notes thereto, which have been incorporated by reference in this offering memorandum, as well as "*Presentation of Financial and Certain Other Information*" in this offering memorandum and "*Item 5. Operating and Financial Review and Prospects*" in our 2023 Annual Report incorporated by reference herein.

	Six months ended June 30, (Unaudited)		**Year ended December 31,**		
	2024	**2023**	**2023**	**2022**	**2021**
The Company[(a)(b)]	*(in U.S.$ millions, except percentages)*				
Statement of income data:					
Revenue:					
Passenger	5,501.1	4,671.9	10,215.1	7,636.4	3,342.4
Cargo	749.4	732.6	1,425.4	1,726.1	1,541.6
Total revenue	**6,250.5**	**5,404.5**	**11,640.5**	**9,362.5**	**4,884.0**
Cost of sales	(4,740.3)	(4,187.4)	(8,816.6)	(8,103.5)	(4,963.5)
Gross margin	**1,510.2**	**1,217.2**	**2,824.0**	**1,259.0**	**(79.5)**
Other income[(c)]	100.8	77.0	148.6	154.3	227.3
Distribution costs	(301.4)	(247.9)	(587.3)	(426.6)	(291.8)
Administrative expenses	(381.1)	(323.1)	(683.3)	(576.4)	(439.5)
Other expenses	(230.6)	(231.6)	(532.8)	(531.6)	(535.8)
Restructuring activities expense	—	—	—	1,679.9	(2,337.2)
Other gains / (losses)	(43.1)	(21.1)	(91.0)	(347.1)	30.7
Operating income (loss)	**654.7**	**470.4**	**1,078.2**	**1,211.6**	**(3,425.8)**
Financial income	62.5	63.2	125.4	1,052.3	21.1
Financial costs	(380.8)	(336.8)	(698.2)	(942.4)	(805.5)
Foreign exchange gains/(losses)	87.1	63.5	85.9	26.0	131.4
Result of indexation units	7.8	0.7	5.3	(1.4)	(5.4)
Income/(loss) before income taxes	**431.3**	**261.0**	**596.5**	**1,346.1**	**(4,084.2)**
Income tax (expense)/benefit	(26.0)	4.1	(14.9)	(8.9)	(568.9)
Net (loss) income for the period	**405.2**	**265.1**	**581.6**	**1,337.1**	**(4,653.1)**
Income/(loss) attributable to owners of the parent company's equity holders	403.8	267.1	581.8	1,339.2	(4,647.5)
Income/(loss) attributable to non-controlling interests	1.4	(1.9)	(0.3)	(2.1)	(5.7)
Net income/(loss) for the period	**405.2**	**265.1**	**581.6**	**1,337.1**	**(4,653.1)**

	As of June 30, (Unaudited)		As of December 31,		
	2024	2023	2023	2022	2021
Statement of financial position data:			*(in U.S.$ millions)*		
Cash and cash equivalents	1,853.4	1,525.2	1,714.8	1,216.7	1,046.8
Other current assets in operation	2,147.5	2,237.7	2,385.9	2,233.3	1,420.6
Non-current assets (or disposal groups) classified as held for sale or as distribution to owners	80.5	54.2	102.7	86.4	146.8
Total current assets	**4,081.3**	**3,817.1**	**4,203.4**	**3,536.4**	**2,614.2**
Property, plant and equipment	9,535.3	8,466.4	9,091.1	8,411.7	9,489.9
Other non-current assets	1,273.4	1,355.3	1,372.8	1,262.9	1,187.4
Total non-current assets	**10,808.7**	**9,821.7**	**10,463.9**	**9,674.6**	**10,677.3**
Total assets	**14,890.0**	**13,638.7**	**14,667.3**	**13,211.0**	**13,291.5**
Total current liabilities	5,823.8	5,228.8	5,688.1	5,088.7	12,315.4
Total non-current liabilities	8,538.1	8,163.6	8,540.9	8,091.6	8,043.0
Total liabilities	**14,362.0**	**13,392.4**	**14,229.0**	**13,180.3**	**20,358.4**
Issued capital	5,003.5	5,003.5	5,003.5	13,298.5	3,146.3
Net equity attributable to Company's equity holders	539.0	259.8	450.3	42.3	(7,056.5)
Non-controlling interest	(10.9)	(13.5)	(12.0)	(11.6)	(10.4)
Total equity	**528.1**	**246.3**	**438.3**	**30.7**	**(7,066.9)**
Total liabilities and equity	**14,890.0**	**13,638.7**	**14,667.3**	**13,211.0**	**13,291.5**

	For the six months ended June 30, (unaudited)		For the year ended December 31,		
	2024	2023	2023	2022	2021
Statement of cash flows data:			*(in U.S.$ millions)*		
Cash flow from (used in) operating activities	1,354.8	969.9	2,263.6	96.8	(174.2)
Cash flow from (used in) investing activities	(332.6)	(170.8)	(659.5)	(749.0)	(552.5)
Cash flow from (used in) financing activities	(803.1)	(533.6)	(1,150.2)	855.0	109.6

	For the six months ended June 30, (unaudited)		For the year ended December 31,		
	2024	2023	2023	2022	2021
Additional financial data:					
Adjusted EBITDAR[d]	1,414.1	1,131.8	2,533.3	1,314.4	201.1
Adjusted EBITDAR Margin[d]	22.3%	20.6%	21.5%	13.8%	3.9%
Adjusted Operating Income[e]	736.5	566.3	1,327.9	134.9	(964.3)
Adjusted Operating Margin[e]	11.6%	10.3%	11.3%	1.4%	(18.9)%
Fleet Cash Cost	429.4	378.8	795.8	741.0	N/A
Unlevered Free Cash Flow[f]	705.8	565.2	1,087.3		
Levered Free Cash Flow[g]	491.9	365.3	667.0		

	As of June 30, (unaudited)		As of December 31,		
	2024	2023	2023	2022	2021
Adjusted Gross Debt[h]	7,111.1	6,397.4	6,936.2	6,467.6	10,396.5
Adjusted Gross Leverage[h]	2.5x	3.1x	2.7x	4.9x	N/A
Adjusted Net Debt[h]	5,257.8	4,872.2	5,221.4	5,250.6	9,349.3
Adjusted Net Leverage[h]	1.9x	2.4x	2.1x	4.0x	N/A
Liquidity[i]	2,953.4	2,625.2	2,814.8	2,316.7	1,046.8

(a) For more information on the subsidiaries included in this consolidated financial information, see Note 1 to our Audited Consolidated Financial Statements incorporated by reference herein.

(b) The addition of the items may differ from the total amount due to rounding.

(c) Other income included in this Statement of Income Data is equivalent to the sum of income derived from our loyalty programs, tours, aircraft leasing, maintenance, customs and warehousing operations and other miscellaneous income. For more information, see Note 27 to our Audited Consolidated Financial Statements incorporated by reference herein.

(d) Adjusted EBITDAR consists of net income/(loss) for the period before income taxes and financial costs and financial income, plus depreciation and amortization expense, plus aircraft rentals expense, as further adjusted to add back the effect of other gains and losses, and to deduct exchange rate differences and the result of indexation units and adjustments in connection with our Corporate Incentive Plan. We believe that Adjusted EBITDAR and Adjusted EBITDAR Margin provide useful supplemental measures to examine the underlying performance of our business. For additional information about Adjusted EBITDAR and Adjusted EBITDAR Margin, see "*Presentation of Financial and Certain Other Information—Non-IFRS Financial Measures.*"

(e) Adjusted Operating Income consists of our Total Operating Revenue less our Total Operating Expenses. Adjusted Operating Margin is calculated by dividing Adjusted Operating Income by Total Operating Revenue. Total Operating Revenue and Total Operating Expenses are calculated as shown in the tables below. For additional information about Adjusted Operating Income, Adjusted Operating Margin, Total Operating Revenue and Total Operating Expenses, see "*Presentation of Financial and Certain Other Information—Non-IFRS Financial Measures.*"

(f) Unlevered Free Cash Flow is calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing pre-delivery payments, net of amounts raised from the sale of property, plant and equipment, and guarantee deposits received from the sale of aircraft. For additional information about Unlevered Free Cash Flow and Levered Free Cash Flow, see "*Presentation of Financial and Certain Other Information—Non-IFRS Financial Measures.*"

(g) Levered Free Cash Flow is calculated as our Unlevered Free Cash Flow less aircraft and non-aircraft financing interest.

(h) Adjusted Gross Debt is calculated as the sum of our current and non-current financial liabilities, less our hedge derivatives, our derivatives that do not qualify for hedge accounting and cash amounts held in reserve accounts to guarantee certain Chapter 11 claims. Adjusted Net Debt is calculated as Adjusted Gross Debt less cash and cash equivalents. Adjusted Gross Leverage is calculated as our Adjusted Gross Debt divided by Adjusted EBITDAR for the specified four-quarter period. Adjusted Net Leverage is calculated as our Adjusted Net Debt divided by Adjusted EBITDAR for the specified four-quarter period. For additional information about Adjusted Gross Debt and Adjusted Net Debt, see "*Presentation of Financial and Certain Other Information—Non-IFRS Financial Measures.*"

(i) Liquidity is calculated as the sum of our cash and cash equivalents and undrawn revolving credit facility commitments. For additional information about Liquidity, see "*Presentation of Financial and Certain Other Information—Non-IFRS Financial Measures.*"

Reconciliation of Non-IFRS Financial Measures

The table below reconciles our Adjusted EBITDAR and Adjusted EBITDA to our net income/(loss) and reconciles our Adjusted Operating Income to our income (loss) from operation activities for the periods presented.

	Six months ended June 30, (Unaudited)			Year ended December 31,				
	2024	**2023**	**2022**	**2023**	**2022**	**2021**	**2020**	**2019**
				(in U.S.$ millions)				
Reconciliation of Adjusted EBITDAR								
Net income / (loss) for the period	405.2	265.1	(905.5)	581.6	1,337.1	(4,653.1)	(4,555.5)	195.6
Financial costs	380.8	336.8	465.8	698.2	942.4	805.5	587.0	589.9
Financial income	(62.5)	(63.2)	(10.2)	(125.4)	(1,052.3)	(21.1)	(50.4)	(26.3)
Income tax benefit / (expense)	26.0	(4.1)	(8.9)	14.9	8.9	568.9	(550.2)	(53.7)
Depreciation and amortization	677.6	565.5	575.7	1,205.4	1,179.5	1,165.4	1,389.4	1,470.0
EBITDA	**1,427.2**	**1,100.1**	**116.8**	**2,374.7**	**2,415.7**	**(2,134.4)**	**(3,179.8)**	**2,175.5**
Other gains / (losses)	43.1	21.1	15.4	91.0	347.1	(30.7)	1,874.8	(11.5)
Foreign exchange gains/(losses)	(87.1)	(63.5)	(86.9)	(85.9)	(26.0)	(131.4)	48.4	32.6
Restructuring activities expense	—	—	203.4	—	(1,679.9)	2,337.2	990.0	—
Result of indexation units	(7.8)	(0.7)	2.8	(5.3)	1.4	5.4	(9.3)	15.0
Adjustments for Corporate Incentive Plan[a]	36.4	27.6	—	66.8	53.3	34.4	—	—
Adjusted EBITDA	**1,411.9**	**1,084.6**	**251.6**	**2,441.4**	**1,111.5**	**80.5**	**(275.9)**	**2,211.6**
Aircraft rentals expense[c]	2.2	47.2	143.3	91.9	202.8	120.6	—	—
Adjusted EBITDAR	**1,414.1**	**1,131.8**	**394.8**	**2,533.3**	**1,314.4**	**201.1**	**(275.9)**	**2,211.6**
Operating income (loss)	**654.7**	**470.4**	**(543.0)**	**1,078.2**	**1,211.6**	**(3,425.8)**	**(4,530.1)**	**753.1**
Other gains / (losses)	43.1	21.1	15.4	91.0	347.1	(30.7)	1,874.8	(11.5)
Restructuring activities expense	—	—	203.4	—	(1,679.9)	2,337.2	990.0	—
Adjustments for Corporate Incentive Plan[a]	36.4	27.6	—	66.8	53.3	34.4	—	—
Aircraft rentals expense[b]	2.2	47.2	143.3	91.9	202.8	120.6	—	—
Adjusted Operating Income	**736.5**	**566.3**	**(180.9)**	**1,327.9**	**134.9**	**(964.3)**	**(1,665.3)**	**741.6**

(a) With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 proceedings, the Company created an extraordinary and exceptional incentive plan called the Corporate Incentive Plan. These items can be found within the administrative expenses line, specifically the wages and benefits expenses. For additional information about our Corporate Incentive Plan, see Notes 22(c) and 33(b) to our Audited Consolidated Financial Statements in the 2023 Annual Report.

(b) Aircraft rentals expense corresponds exclusively to LATAM group's fleet power-by-the-hour ("PBH") contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group's variable payments related to aircraft. During 2021, the Company amended its aircraft lease contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability were recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

The tables below set forth how we calculate our Adjusted EBITDAR Margin and Adjusted Operating Margin for the periods presented.

	Six months ended June 30, (Unaudited)		Year ended December 31,		
	2024	2023	2023	2022	2021
	(in U.S.$ millions, except percentages)				
Adjusted EBITDAR	**1,414.1**	**1,131.8**	**2,533.3**	**1,314.4**	**201.1**
Passenger revenues	5,501.1	4,671.9	10,215.1	7,636.4	3,342.4
Cargo revenues	749.4	732.6	1,425.4	1,726.1	1,541.6
Other income	100.8	77.0	148.6	154.3	227.3
Total Operating Revenue	**6,351.3**	**5,481.5**	**11,789.2**	**9,516.8**	**5,111.3**
Adjusted EBITDAR Margin[(a)]	**22.3%**	**20.6%**	**21.5%**	**13.8%**	**3.9%**

(a) Adjusted EBITDAR Margin is calculated as Adjusted EBITDAR divided by Total Operating Revenue, a non-IFRS measure, which is the sum of our passenger revenues and our cargo revenues (which correspond to our revenues as reported under IFRS) plus other income, as shown in the table above.

	Six months ended June 30, (Unaudited)		Year ended December 31,		
	2024	2023	2023	2022	2021
	(in U.S.$ millions, except percentages)				
Adjusted Operating Income	**736.5**	**566.3**	**1,327.9**	**134.9**	**(964.3)**
Passenger revenues	5,501.1	4,671.9	10,215.1	7,636.4	3,342.4
Cargo revenues	749.4	732.6	1,425.4	1,726.1	1,541.6
Other income	100.8	77.0	148.6	154.3	227.3
Total Operating Revenue	**6,351.3**	**5,481.5**	**11,789.2**	**9,516.8**	**5,111.3**
Adjusted Operating Margin[(a)]	**11.6%**	**10.3%**	**11.3%**	**1.4%**	**(18.9)%**

(a) Adjusted Operating Margin is calculated as Adjusted Operating Income divided by Total Operating Revenue, a non-IFRS measure, which is the sum of our passenger revenues and our cargo revenues (which correspond to our revenues as reported under IFRS) plus other income, as shown in the table above.

The table below reconciles our Liquidity to our cash and cash equivalents for the periods shown.

	As of June 30, (Unaudited)		As of December 31,		
	2024	2023	2023	2022	2021
			(in U.S.$ millions)		
Cash and cash equivalents	1,853.4	1,525.2	1,714.8	1,216.7	1,046.8
Revolving credit facilities[(a)]	1,100.0	1,100.0	1,100.0	1,100.0	—
Liquidity	**2,953.4**	**2,625.2**	**2,814.8**	**2,316.7**	**1,046.8**

(a) We maintain two revolving credit facilities for a total amount of U.S.$1,100 million, which are fully available to the Company. The size of these revolving credit facilities was increased on July 15, 2024 to U.S.$1,550 million. See "*—Recent Developments—Refinancing of Revolving Credit Facilities.*"

The table below reconciles our Unlevered Cash Flow and Levered Free Cash Flow to our cash flow from operating activities for the periods shown.

	Six months ended June 30, (Unaudited)		Year ended December 31,
	2024	2023	2023
		(in U.S.$ millions)	
Net cash (outflow) inflow from operating activities	1,354.8	969.9	2,263.6
Net cash (outflow) inflow from investing activities	(332.6)	(170.8)	(659.5)
Lease liabilities	(271.7)	(169.6)	(399.3)
Guarantee deposit received from the sale of aircraft	(7.0)	—	—
Financing pre-delivery payments	—	(17.7)	(71.0)
Amounts raised from the sale of property, plant and equipment	(37.7)	(46.5)	(46.5)
Unlevered Free Cash Flow	**705.8**	**565.2**	**1,087.3**
Aircraft financing interest	(36.5)	(37.0)	(76.5)
Non-aircraft financing interest	(177.4)	(162.8)	(343.8)
Levered Free Cash Flow	**491.9**	**365.3**	**667.0**

The table below reconciles our Total Operating Expenses and Adjusted Operating Expenses to our Cost of sales for the periods shown.

	Six months ended June 30, (Unaudited)		Year ended December 31,		
	2024	2023	2023	2022	2021
			(in U.S.$ millions)		
Cost of sales	4,740.3	4,187.4	8,816.6	8,103.5	4,963.5
Distribution costs	301.4	247.9	587.3	426.6	291.8
Administrative expenses	381.1	323.1	683.3	576.4	439.5
Other expenses[(a)]	230.6	231.6	532.8	531.6	535.8
Other gains / (losses)	43.1	21.1	91.0	347.1	(30.7)
Restructuring activities expense	—	—	—	(1,679.9)	2,337.2
Total operating expenses	**5,696.5**	**5,011.1**	**10,711.0**	**8,305.2**	**8,537.1**
Other gains / (losses)	(43.1)	(21.1)	(91.0)	(347.1)	30.7
Restructuring activities expense	—	—	—	1,679.9	(2,337.2)
Adjustments for Corporate Incentive Plan[(b)]	(36.4)	(27.6)	(66.8)	(53.3)	(34.4)
Aircraft rentals expense[(c)]	(2.2)	(47.2)	(91.9)	(202.8)	(120.6)
Adjusted operating expenses	**5,614.8**	**4,915.2**	**10,461.3**	**9,381.9**	**6,075.6**

(a) Other expenses includes, but is not limited to, IT and communication services, banking, fixed costs related to non-air operations (tours, warehouse, logistics) and other general expenses.

(b) With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 proceedings, the Company created an extraordinary and exceptional incentive plan called the Corporate Incentive Plan. These items can be found within the administrative expenses line, specifically the wages and benefits expenses. For additional information about our Corporate Incentive Plan, see Notes 22(c) and 33(b) to our Audited Consolidated Financial Statements in the 2023 Annual Report.

(c) Aircraft rentals expense corresponds exclusively to LATAM group's fleet PBH contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group's variable payments related to aircraft. During 2021, the Company amended its Aircraft Lease Contracts to include lease payments based on power-by-the-hour (PBH) at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

The table below sets forth how we calculate Adjusted Gross Debt and Adjusted Net Debt for the periods presented:

	As of June 30, (Unaudited)		As of December 31,		
	2024	2023	2023	2022	2021
			(in U.S.$ millions)		
Other financial liabilities non-current	6,487.2	5,863.4	6,341.7	5,979.0	5,948.7
Other financial liabilities current	626.6	538.6	596.1	802.8	4,453.5
Hedge derivatives	(2.6)	(4.5)	(1.5)	—	(2.7)
Derivatives that do not qualify for hedge accounting	—	—	—	—	(2.9)
Associated guarantees [(a)]	—	—	—	(314.3)	—
Adjusted Gross Debt	**7,111.1**	**6,397.4**	**6,936.2**	**6,467.6**	**10,396.5**
Cash and cash equivalents	(1,853.4)	(1,525.2)	(1,714.8)	(1,216.7)	(1,046.8)
Private investment funds	—	—	—	(0.3)	(0.3)
Adjusted Net Debt	**5,257.8**	**4,872.2**	**5,221.4**	**5,250.6**	**9,349.3**

(a) Debt with associated guarantees relates to debt arising from certain Chapter 11 claims that had funds delivered to an agent as restricted advances, the purpose of which was to settle the claims pending resolution existing at the exit of the Chapter 11 process. These advances were not included in cash and cash equivalents on our balance sheet. This item adjusts gross debt to deduct from the debt these restricted cash advances destined to settle the pending claims.

The table below sets forth how we calculate our Fleet Cash Cost for the periods presented. There is no comparable IFRS financial measure presented in LATAM's consolidated financial statements and thus no applicable quantitative reconciliation for such non-IFRS financial measure.

	Six months ended June 30, (Unaudited)		Year ended December 31,		
	2024	2023	2023	2022	2021
			(in U.S.$ millions)		
Payments of lease liabilities	148.1	96.1	225.4	131.9	N/A
Lease liabilities interest	123.6	46.4	173.9	49.1	N/A
Aircraft financing principal	130.1	136.3	251.4	331.3	N/A
Aircraft financing interest	36.5	64.2	76.5	52.1	N/A
Aircraft rentals expenses[(a)]	2.2	47.2	91.9	202.8	N/A
Payment others[(b)]	(11.1)	(11.4)	(23.3)	(26.2)	N/A
Fleet Cash Cost[(c)]	**429.4**	**378.8**	**795.8**	**741.0**	**N/A**

(a) Aircraft rentals expense corresponds exclusively to LATAM group's fleet PBH contracts. The aircraft rentals expense line item is used to account for the expenses associated with the group's variable payments related to aircraft. During 2021, the Company amended its aircraft lease contracts to include lease payments based on PBH at the beginning of the contract and fixed-rent payments in future periods. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability were recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

(b) Payment others includes amortization and interest on non-fleet assets.

(c) Fleet Cash Cost reporting commenced in 2022. As a result, there is no available data for Fleet Cash Cost for the year 2021.

The table below sets forth how we calculate our Adjusted CASK Ex-Fuel for the periods presented. There is no comparable IFRS financial measure presented in LATAM's consolidated financial statements and thus no applicable quantitative reconciliation for such non-IFRS financial measure.

	Six months ended June 30, (Unaudited)		Year ended December 31,				
	2024	2023	2023	2022	2021	2020	2019
				(in U.S.$)			
Adjusted Operating Expenses (in U.S.$ millions)[a]	5,614.8	4,915.2	10,461.3	9,381.9	6,075.6	6,000.0	9,689.3
Aircraft fuel expenses (in U.S.$ millions)	(2,016.8)	(1,910.3)	(3,947.2)	(3,882.5)	(1,487.8)	(1,045.3)	(2,929.0)
Adjusted Operating expenses (Ex-Fuel)	**3,597.9**	**3,004.9**	**6,514.1**	**5,499.4**	**4,587.8**	**4,954.6**	**6,760.3**
ASK (billions)	76.2	65.2	137.3	113.9	67.6	55.7	149.1
Adjusted CASK Ex-Fuel (in U.S. cents)[b]	**4.7**	**4.6**	**4.7**	**4.8**	**6.8**	**8.9**	**4.5**

(a) Adjusted Operating Expenses consists of our total operating expenses adjusted to add back the effect of other gains and losses (including, but not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects), and to deduct restructuring activities expenses. As further adjusted to add back the aircraft rentals expense and adjustments in connection with our Corporate Incentive Plan. The Company created the Corporate Incentive Plan, an extraordinary and exceptional incentive plan, with the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of Chapter 11 proceedings, and these expenses are included within the administrative expenses line, specifically wages and benefits expenses.

(b) Adjusted CASK Ex. Fuel is Cost per ASK excluding fuel price variations. We calculate Adjusted Cask Ex. Fuel as our adjusted operating expenses minus our aircraft fuel expenses, divided by our ASK, in each case for the periods shown.

Key Performance Indicators

The following are key performance indicators we use to assess our operations:

	Last Twelve Months ended June 30, (unaudited)		Year ended December 31,		
	2024[a]	2023	2023	2022	2021
ASKs (billions)[b]	148.2	127.9	137.3	113.9	67.6
Passengers transported (millions)	79.2	68.2	73.9	62.5	40.2
Operating revenues:					
Passenger revenues (in U.S.$ millions)[c]	$11,044.4	$9,108.7	$10,215.1	$7,636.4	$3,342.4
Cargo revenues (in U.S.$ millions)	$1,442.1	$1,565.2	$1,425.4	$1,726.1	$1,541.6
Other income (in U.S.$ millions)	$172.4	$139.3	$148.6	$ 154.3	$227.3
Total Operating Revenue (in U.S.$ millions)	**$12,658.9**	**$10,813.2**	**$11,789.2**	**$9,516.8**	**$5,111.3**
Adjusted Operating Expenses (in U.S.$ millions)[d]	$11,160.8	$9,931.2	$10,461.3	$9,381.9	$6,075.6
Aircraft fuel expenses (in U.S.$ millions)	$4,053.8	$4,093.3	$3,947.2	$3,882.5	$1,487.8
Adjusted CASK Ex. Fuel (in U.S. cents)[e]	$4.8	$4.6	$4.7	$4.8	$6.8
Liquidity (in U.S.$ millions)[f]	$2,953.4	$2,625.2	$2,814.8	2,316.7	$1,046.8

(a) Throughout this offering memorandum, we calculate the information for the twelve months ended June 30, 2024 as the applicable information for the year ended December 31, 2023 plus the six months ended June 30, 2024 minus the six months ended June 30, 2023. See *"Presentation of Financial Information—Information for the Twelve Months Ended June 30, 2024."*

(b) For the second quarter of 2024 and 2023, our ASKs were 38 billion and 32 billion, respectively.

(c) In 2023, 46% of our passenger revenues were generated from international flights, 35% were generated from domestic flights in Brazil and 19% were generated from domestic flights in Spanish-speaking countries in South America.

(d) Adjusted Operating Expenses consists of our total operating expenses adjusted to add back the effect of other gains and losses (including, but not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects), and to deduct restructuring activities expenses, as further adjusted to add back aircraft rentals expense and adjustments in connection with our Corporate Incentive Plan. The Company created the Corporate Incentive Plan, an extraordinary and exceptional incentive plan, with the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of Chapter 11 proceedings, and these expenses are included within the administrative expenses line, specifically wages and benefits expenses.

(e) Adjusted CASK Ex. Fuel is Cost per ASK excluding fuel price variations. We calculate Adjusted Cask Ex. Fuel as our adjusted operating expenses minus our aircraft fuel expenses, divided by our ASK, in each case for the periods shown.

(f) We define Liquidity as the sum of our cash and cash equivalents and undrawn revolving credit facility commitments. We maintain two revolving credit facilities for a total amount of U.S.$1,100 million, which are fully available to the Company. The size of these revolving credit facilities was increased on July 15, 2024 to U.S.$1,550 million. See "*Presentation of Financial and Certain Other Information—Non-IFRS Financial Measures*."

Risk Factors

Investing in the Notes involves a high degree of risk. Before investing in the Notes, you should read and consider carefully the matters described below and in "Item 3. Key Information—D. Risk Factors" to our 2023 Annual Report incorporated by reference herein, which information is incorporated by reference in this offering memorandum, and the additional risks and other information incorporated by reference herein.

Risks Related to the Company's Business

You should read and consider the risk factors specific to the Company's business. These risks are described in the 2023 Annual Report and in other documents that are incorporated by reference in this offering memorandum. See "*Where You Can Find Additional Information*" for more detail on the information incorporated by reference in this offering memorandum.

Risks related to the Collateral

Only certain of the Issuer's and Guarantors' assets are pledged to secure the Notes, and the Issuer and the Guarantors hold significant assets that are and will be excluded from the Collateral. The Notes will be effectively subordinated to other existing and future obligations secured by liens on the Issuer's and Guarantors' assets not pledged to secure the Notes, to the extent of the value of the assets pledged to secure those other obligations.

The Notes and Note Guarantees are and will only be secured by the Collateral and such additional Collateral as may be pledged in the future. The Notes and the Note Guarantees will be secured on a *pari passu* lien basis with the Revolving Credit Facility and the 2029 Notes (the "Pari Passu Debt"), subject to permitted liens and certain exceptions described herein, by certain categories of our and the Guarantors' assets that are described in "*Description of Notes—Security for the Notes—Collateral generally*," which include:

- the equity that we hold in the Guarantors and certain other subsidiaries;
- third-party receivables relating to our frequent flyer program with a term longer than 120 days (which was initially under one specified contract in Brazil and may continue to be limited to this contract), and intercompany receivables related to the frequent flyer program;
- material third-party receivables related to our cargo business above a specified threshold, and intercompany receivables related to the cargo business;
- certain intellectual property in specified jurisdictions;
- certain intercompany debt; and
- slots at New York John F. Kennedy Airport and London Heathrow Airport,

in each case, other than certain excluded assets and subject to certain limitations on perfection of those security interests and, in some cases, a cost-benefit analysis, materiality thresholds and post-closing steps, as described herein.

We hold significant assets that are and will be excluded from the Collateral, and these excluded assets include:

- receivables (other than as described in the paragraph above);
- cash, cash equivalents and money;
- deposit accounts;
- real estate;
- aircrafts, engines and spare parts; and

- other excluded assets that will not be pledged as Collateral, as described under "*Description of Notes—Security for the notes—Certain limitations on the Collateral.*"

In addition, none of the Issuer or the Guarantors will be required to grant a lien in any asset acquired after the issuance of the Notes (including any new intellectual property filed or developed after the issuance of the Notes) to the extent that, and so long as, after giving effect to that grant, the aggregate value of the Collateral pledged by LATAM Airlines Group S.A. would equal or exceed 50% of the total assets of LATAM Airlines Group S.A. (determined pursuant to the individual balance sheet of LATAM Airlines Group S.A, as of the end of the most recently ended fiscal year). Further, upon satisfaction of certain conditions, the Issuer will be permitted to release Collateral and Guarantors, subject to the requirements of the Collateral release provisions. See "*Description of Notes—Collateral Trust Agreement—Release of Collateral Upon Collateral Release Event.*"

There are other important limitations on the perfection steps that have been taken or will be taken to perfect the security interests in the Collateral, as described in the following risk factor.

Consequently, with respect to the exercise of remedies by the holders of existing or future obligations of the Issuer or the Guarantors secured by liens on assets (other than the Collateral securing the Notes), the proceeds of those assets of the Issuer or the Guarantors that secure the obligations under any such existing or future obligations (but not the obligations under the Notes) will, upon liquidation or other disposition, not be available to the holders of the Notes to the extent of the amount of the other obligations so secured. As a result, the Notes and the Note Guarantees will be effectively subordinated to any existing or future obligations secured by liens on assets (other than the Collateral securing the Notes) to the extent of the value of the assets pledged to secure those obligations. See "*Description of Notes—Security for the Notes.*"

In addition, under the terms of the indenture that will govern the Notes and the agreements that govern the Pari Passu Debt, we may be able to incur additional debt that is senior in right of payment on a "first out" basis from the Collateral, additional debt that shares equally and ratably on a *pari passu* basis in the Collateral securing the Notes and our obligations under the Pari Passu Debt, or additional debt secured by junior liens on the Collateral, as well as additional unsecured debt and debt secured by assets other than such Collateral.

There are circumstances other than repayment or discharge of the Notes under which the Collateral securing the Notes will be released automatically, without your consent or the consent of the Collateral Trustee.

Under various circumstances, Collateral securing the Notes may be released automatically, including, without limitation, a sale, transfer or other disposition of such Collateral in a transaction not prohibited under the indenture. These circumstances include, but are not limited to, the following:

- the sale, transfer or other disposition of any Collateral, including equity in a Guarantor, in a foreclosure sale or other similar transaction approved by the controlling secured parties pursuant to the Collateral Trust Agreement or in a transaction or other circumstance permitted by all of the applicable secured debt documents;

- with respect to the Notes, the release of all or substantially all of the Collateral with the consent of holders of at least 75% of the aggregate principal amount of Notes then outstanding;

- if any part of the Collateral is or becomes Excluded Assets (as defined in "*Description of Notes*"); and

- with respect to the Supplemental Collateral relating to our cargo business and slots at JFK and Heathrow, upon a Collateral Release Event, as described in the next risk factor.

See "*Description of Notes—Collateral Trust Agreement—Release of Liens on Collateral*" and "*—Release of Collateral Upon Collateral Release Event.*"

The indenture will also permit the Issuer to designate one or more of our Restricted Subsidiaries that is a Guarantor of the Notes as an Unrestricted Subsidiary (as defined herein). If the Issuer designate a Guarantor as an Unrestricted Subsidiary for purposes of the indenture that will govern the Notes, all of the liens on any Collateral

owned by such subsidiary or any of its subsidiaries and any guarantees of the Notes by such subsidiary or any of its subsidiaries will be released under the indenture but not necessarily under the Pari Passu Debt. Designation of an Unrestricted Subsidiary will reduce the aggregate value of the Collateral securing the Notes to the extent that liens on the assets of such Unrestricted Subsidiary and its subsidiaries are released. In addition, the creditors of the Unrestricted Subsidiary and its subsidiaries will have a senior claim on the assets of such Unrestricted Subsidiary and its subsidiaries.

The Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow securing the Notes and the Note Guarantees may be released upon satisfaction of certain conditions, and the holders of the Notes will no longer have security interests in the Supplemental Collateral.

Upon the satisfaction of certain conditions specified in the indenture that will govern the Notes, the Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow securing the Notes and the Note Guarantees may be released. These conditions include, among other things, that the Asset Coverage Ratio with respect to the Permanent Collateral is no less than 1.6 to 1.0, that the released Supplemental Collateral no longer secures any other priority lien debt or junior lien debt of the Issuer or the Guarantors and the absence of any event of default. In addition, upon such a release, the Note Guarantee of any Guarantor that holds no Significant Assets (after giving effect to such release) other than (i) the released assets, (ii) intercompany and third-party loans, (iii) any Cargo Business Assets relating to the portion of the Cargo Business for which such released assets are used or in the jurisdiction in which such released assets are located, and/or (iv) directly or indirectly, equity interest in subsidiaries whose Significant Assets (after giving effect to such release) consist only of the foregoing (i), (ii) and/or (iii), will be automatically released, and the liens on the equity interests in that guarantor will also be released. See "*Description of Notes—Certain definitions—Supplemental Collateral*" and "*—Certain covenants—Release of Collateral Upon Collateral Release Event.*"

Once the Supplemental Collateral is released, the Notes and the Note Guarantees will no longer be secured by the assets that previously constituted the Supplemental Collateral, and the holders of the Notes will no longer have any security interest or claims in respect of those assets. As a result, if we were to become insolvent or otherwise default on our obligations under the Notes, holders of the Notes would have no right to enforce remedies against the Supplemental Collateral and would be treated as unsecured creditors with respect to those assets.

This release of collateral could materially reduce the pool of assets securing the Notes and increase the risk that holders of the Notes may not recover the full value of their investment in the event of a default. See "*— The disposition or release of particular assets by the Issuer or Guarantors could reduce the pool of assets securing the Notes.*"

Security interests in certain Collateral will not be perfected, and the Collateral Trustee's ability to foreclose on the Collateral or exercise other remedies may be limited.

Even where a security interest has been granted in the Collateral, there are important limitations on the steps that will be taken to perfect a security interest in that Collateral, whether for reasons of cost or practicality, limitations under the law of the jurisdictions where those assets may be located or other reasons. For example, the perfection of the following types of assets may be subject to limitations as described below:

- Third-party receivables and intercompany receivables related to our frequent flyer program and our cargo business may not be perfected in certain jurisdictions as such jurisdictions generally require specific contracts or receivables to be documented with payment and other terms specified and do not allow a floating lien on receivables to be incurred in the future, and the perfection of a security interest in intercompany receivables relating to these businesses in these jurisdictions will be subject to a cost-benefit analysis, applicable post-closing deadlines and materiality thresholds;

- Security interests in slots, gates and routes generally cannot be pledged and perfected in most jurisdictions in which we operate, and we expect that the Collateral Trustee, on behalf of the holders of the Notes, will have perfected security interests in our slots, gates and routes only through the filing of UCC filings in the United States, and outside the United States, the only step we have taken and will take to grant security interests in slots, gates and routes is to grant a security interest in the form of an English law charge in our LHR slots, subject to certain other prior liens (if any). As a

result, holders of the Notes will not or may not have perfected security interests, or may not have priority, or may have difficulties in enforcement in practice in our slots, gates and routes in the South American and other non-U.S. jurisdictions in which we operate;

- Perfection of the security interests in intercompany debt owed by our Restricted Subsidiaries that are not Guarantors will be subject to a materiality threshold;

- Perfection in after-acquired intellectual property will be subject to a materiality standard; and

Certain guaranty and security principles have been agreed delineate and circumscribe the security interest creation and perfection steps that will be taken with respect to the Collateral, and these Guaranty and Security Principles may significantly limit the perfected security interests from which the holders of the Notes will benefit. See "*Description of Notes—Security for the notes—Guaranty and Security Principles*."

To the extent a security interest in some of the Collateral can legally be perfected, applicable law generally requires that such security interest can be properly perfected only by, and its priority retained through, certain actions. The security interest in the Collateral securing the Notes has not been and will not be perfected if such applicable actions are not taken, and such action has not been and will not be taken with respect to certain of the Collateral. Such failure may result in the loss of the practical benefits of the security interest thereon or of the priority of the security interest thereon. Further, the Collateral Trustee's ability to foreclose on the Collateral or exercise other remedies may be subject to the consent of third parties (including governmental authorities), prior liens and practical problems associated with the realization of the Collateral Trustee's security interest on the Collateral.

We may pledge additional Collateral that may similarly be subject to the risks identified herein with respect to the initial Collateral.

We may from time to time grant a security interest in additional Collateral to secure the Notes, which additional Collateral may include any assets of a type not pledged to the holders pursuant to the grants of security existing in the security documents as of the issue date of the Notes. See "*Description of Notes—Certain definitions—Additional Collateral*" and "*—Certain covenants—Disposition of Collateral*." For example, if the Asset Coverage Ratio with respect to the Collateral is less than 1.6 to 1.0 as of any reference date, we may grant a security interest in additional Collateral to secure the Notes, or we will be subject to additional interest on the outstanding Notes in an amount equal to 2.0% per annum of the principal amount of such notes until we can demonstrate that the shortfall in the Asset Coverage Ratio was cured. See "*Description of Notes—Certain covenants—Asset Coverage Ratio*." Such additional Collateral may similarly be subject to various risks, including the risks identified herein with respect to the initial Collateral, and may be by their nature illiquid. In addition, it may be difficult to foreclose upon or otherwise exercise remedies with respect to such additional Collateral, or to transfer any such Collateral following a foreclosure.

The disposition or release of particular assets by the Issuer or Guarantors could reduce the pool of assets securing the Notes.

Under the terms of the indenture that will govern the Notes, under certain circumstances, the Issuer and Guarantors will have the ability to dispose of Collateral or otherwise release additional Collateral from the lien of the Collateral Trustee, provided that with respect to certain dispositions, the pro forma Asset Coverage Ratio after giving effect to such disposition and deposits of the proceeds of such disposition in an account pledged to the Collateral Trustee is no less than 1.6 to 1.0.

The Issuer is required to deliver an officer's certificate to the Trustees and the Collateral Trustee semi-annually demonstrating the calculation of the Asset Coverage Ratio as of the end of each semi-annual period. If the officer's certificate demonstrates that the Asset Coverage Ratio is less than 1.6 to 1.0, that will not constitute an event of default under the indenture. In such case, the Issuer will, subject to a cure period, be required to pay special interest on all outstanding notes pursuant to the terms of the indenture until they can demonstrate that the Asset Coverage Ratio is no less than 1.6 to 1.0.

We will in most cases have control over the Collateral, and the sale of particular assets by us could reduce the pool of assets securing the Notes.

Absent the occurrence and continuance of an event of default under the indenture that will govern the Notes and the exercise of remedies, the security documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the Collateral securing the Notes. In addition, we will not be required to comply with any portion of the Trust Indenture Act of 1939, as amended, including among other things, the requirement that they obtain certain appraisal and valuation reports and take certain actions in connection with releases of Collateral. So long as no default or event of default under the indenture would result therefrom, we may, among other things, without any release or consent by the Trustees or the Collateral Trustee, conduct ordinary course activities with respect to Collateral, such as selling, abandoning or otherwise disposing of Collateral and making ordinary course cash payments (including repayments of other indebtedness).

After-acquired property may not be subject to the security interest securing the Notes, and any future pledge of Collateral might be voidable by a trustee in bankruptcy.

Applicable law requires that a security interest in assets can only be properly perfected by, and its priority retained through, certain actions. The liens on the Collateral securing the Notes may not be perfected if the actions necessary to perfect the liens are not taken. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. The Trustees and Collateral Trustee may not monitor, or we may not inform the Trustees and Collateral Trustee of, the future acquisition of property and rights that constitute Collateral, and necessary action may not be taken to properly perfect the security interest in such after acquired Collateral. None of the Trustees nor the Collateral Trustee for the Notes has any obligation to monitor the acquisition of additional property or rights that constitute Collateral or monitor the perfection of, or take any actions to perfect, or maintain the perfection of, any security interest in favor of the Notes against third parties. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Notes against third parties. In addition, certain agreements to which we are party may impose limitations on our ability to grant a security interest to the Collateral Trustee for the benefit of the noteholders in certain such after-acquired property.

The indenture that will govern the Notes will provide that we will grant liens on certain property that is acquired after the Notes are issued. Any future pledge of Collateral in favor of the Collateral Trustee, including pursuant to security documents delivered after the date of the indenture that will govern the Notes, might be voidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy or by other third parties if certain events or circumstances exist or occur, including, among others, if the pledgor is insolvent at the time of the pledge, or if the pledge permits the holders of the Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge (or within one year following the pledge if the creditor that benefited from the pledge is an "insider" under bankruptcy law).

The security interests in the Collateral are granted to the Collateral Trustee for the Notes, rather than directly to the holders of the Notes.

The security interests in the Collateral that will secure our obligations under the Notes will not be granted directly to the holders of the Notes but are granted only in favor of the Collateral Trustee and/or Local Collateral Agents (as defined below) for the benefit of the holders of the Notes and the holders of the Pari Passu Debt. As a consequence, holders of the Notes will not have direct security interests and will not be entitled to take enforcement action in respect of the Collateral securing the Notes, except through the Collateral Trustee and such Local Collateral Agents, which will (subject to the provisions of the indenture that will govern the Notes and the Collateral Trust Agreement) be required to follow instructions to the Collateral Trustee given by the requisite debt holders. In addition, under the Collateral Trust Agreement, the lenders under the Revolving Credit Facility will have the right to direct the Collateral Trustee thereunder.

In addition, the ability of the Collateral Trustee to enforce the security interests in the Collateral is subject to mandatory provisions of the laws of each jurisdiction in which security interests over the Collateral are taken.

The value of the Collateral securing the Notes may not be sufficient to satisfy in full our obligations under the Notes and other obligations secured equally and ratably with the Notes, and this risk may be exacerbated following a release of Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow.

In the event of foreclosure or other exercise of remedies on the Collateral, the proceeds from the disposition of the Collateral securing the Notes may not be sufficient to satisfy the Notes, the loans and notes under the Pari Passu Debt, which are collectively secured on a *pari passu* basis, subject to the payment priority of our Revolving Credit Facility (which will be satisfied on a "first out" basis from the proceeds of the Collateral) and any additional future secured obligations permitted to be incurred with such payment priority on a "first out" basis, and other future secured obligations secured equally and ratably on a *pari passu* basis with the Notes. The Collateral securing the Notes may be insufficient to satisfy the obligations under the Notes and other *pari passu* secured obligations for a number of reasons, including the payment priority of the obligations under our Revolving Credit Facility (and any additional future secured obligations permitted to be incurred with such payment priority on a "first out" basis) relative to the Notes and other Pari Passu Debt (excluding, for this purpose, our Revolving Credit Facility) in the payment waterfall under the Collateral Trust Agreement, regulatory impediments to foreclosure or practical impediments to foreclosure, including a lack of potential buyers, insufficient or no realizable value of all or portions of the Collateral, lack of identification of particular assets and certain other factors. This risk may be exacerbated if we choose to release some or all of the Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow, which the indenture will permit us to do. To the extent that the Collateral securing the Notes is insufficient to satisfy the obligations under the Notes and other *pari passu* secured obligations, then holders of the Notes would have only a general unsecured claim against the remaining unencumbered assets of the Issuer and the Guarantors for any shortfall.

Your rights to the Collateral may be further diluted by any additional future secured obligations permitted to be incurred with a payment priority on a "first out" basis from the proceeds of Collateral and any increase in any *pari passu* obligations secured by the Collateral. See "—Any security for the Notes and other remedies may be shared with other debtholders." In addition, certain permitted liens on the Collateral securing the Notes may allow the holders of such liens to exercise rights and remedies with respect to the Collateral subject to such liens that could adversely affect the value of such Collateral and the ability of the Collateral Trustee to foreclose upon or exercise remedies with respect to, or realize value from, such Collateral.

The portion of the Collateral that will consist of our brands, slots, gates and routes used to operate our scheduled services is illiquid and has no readily ascertainable market value or realizable value apart from use in the airline business. The route authorities are subject to international agreements and may be subject to substantial transfer restrictions. Transfers may require approval by the relevant governmental authorities, including the DOT and the President of the United States, as well as numerous foreign authorities. In addition, as discussed herein, the grant of a security interest in our slots and route authorities may not be permitted by applicable law or regulatory authorities, and contractual restrictions prevent us from pledging most, if not all, of our gates as Collateral for the Notes. For example, applicable law or contractual limitations in the South American jurisdictions in which we operate generally do not permit us to pledge and/or assign our slots, gates and routes in those jurisdictions. Although our slots, gates and routes will be pledged generally under the U.S. pledge and security agreement relating to the Collateral, perfection of those security interests will occur only through the filing of UCC filings in the United States, and holders of the Notes should not expect that those security interests will be enforceable outside the United States and may be limited in the United States by the transfer and/or assignment restrictions described above. Outside the United States, the only step we will take to grant security interests in slots, gates or routes is to grant a security interest in the form of an English law charge in our LHR slots, subject to certain other prior liens (if any). As a result, holders of the Notes will not or may not have perfected security interests, or may not have priority, or may have difficulties in enforcement in practice in our slots, gates and routes in the South American and other non-U.S. jurisdictions in which we operate. Any additional Collateral may be similarly illiquid, have no readily ascertainable or realizable value, or not be susceptible to the exercise of remedies.

The pool of potential purchasers for any Collateral securing the Notes may be small or nonexistent, and the pool of potential transferees may be limited to qualified air carriers. The financial resources of any such potential purchasers or transferees also may be limited, which would result in low realization in connection with any attempted foreclosure sale of such Collateral or sale on credit with attendant collection risk. A disposition of Collateral through a lease or license of Collateral presents risks related to an insolvency of the Issuer and Guarantors and therefore may not be a practical means of disposing of the Collateral for the Notes. Accordingly, a foreclosure sale or other

disposition of the Collateral may not be feasible or of any value, notwithstanding any appraisal obtained with respect to the Collateral.

For the foregoing reasons, among others, we cannot assure you that the proceeds realized on any exercise of remedies with respect to the Collateral securing the Notes (after payment of expenses and repayment of the Revolving Credit Facilities and obligations secured by other liens on such Collateral that might, under applicable law or by contract, rank prior to or *pari passu* with the lien on such Collateral in favor of the Collateral Trustee for the benefit of the noteholders) would be sufficient to satisfy in full all payments due on the Notes.

The appraisals included in this offering memorandum are not, and should not be relied upon as, a measure of the value of the Collateral securing the Notes. The appraisals should also not be relied upon as a measure of the current value of the Significant Assets, and the appraisals are highly dependent on the assumptions used in preparing them.

The appraisals included in this offering memorandum are not intended to measure the value of the Collateral securing the Notes. Instead, the appraisals are past valuations of the Coverage Assets used to calculate the Asset Coverage Ratio, which include specified frequent flyer program assets, specified cargo business assets, intellectual property that constitutes Collateral for the Notes and slots in the United States and United Kingdom constituting Collateral for the Notes. The Asset Coverage Ratio is designed to measure the value of these categories of assets in comparison to the first-priority secured funded debt for borrowed money of the Issuer and the Guarantors and pre-sold miles under our frequent flyer program. Certain of the exceptions to the covenants contained in the indenture that will govern the Notes are based on our ability to meet an Asset Coverage Ratio test on a pro forma basis after taking a specified action.

BK Associates, Inc. prepared appraisals of LATAM's cargo business and loyalty program, mba Aviation prepared appraisals of LATAM's slots at JFK and LHR, and Ocean Tomo, LLC prepared appraisals of LATAM's passenger and cargo brands, each as of December 2023. These Appraisals (as defined herein) are subject to a number of significant assumptions, limitations and risks, and were prepared based on certain specified methodologies described therein. These assumptions included factors such as macroeconomic conditions and conditions in the airline industry and in Latin America at the time of the appraisals and operational and financial data of LATAM for periods prior to the preparation of the Appraisals. You should carefully consider the assumptions reflected in each of the Appraisals attached as exhibits to this offering memorandum. Accordingly, the Appraisals, and any future appraisals, may not accurately reflect the market value of the appraised Coverage Assets. An appraisal that is subject to other assumptions, limitations and risks, or is based on other methodologies, may result in valuations that are materially different from those contained in the Appraisals.

In preparing the appraisals of LATAM's cargo business and loyalty program, BK Associates, Inc. applied a discounted net present value methodology to projected annual cash flows of our cargo business and loyalty program and projected an operating cost structure and financial performance based on our historical operating and financial performance. Such appraisals are therefore based upon a valuation of our cargo business and loyalty program in the context of our operation on a going concern basis, using projected operating results, and not on the basis of realization from the sale of any particular appraised Collateral or any discrete business represented by such Collateral. Because the discounted cash flow method assumes that we are a going concern, appraised values determined using such method will not be applicable in case of attempts to dispose of the Collateral appraised by BK Associates, Inc. in connection with the exercise of remedies by noteholders, and such value likely will be substantially less since such assets are, by their nature, illiquid and may be of limited utility to a third party. Appraisals that are based on different assumptions and methodologies than used by BK Associates, Inc. may result in valuations that are materially different than those contained in its Appraisal. Moreover, there can be no assurance that the forecast of expected future financial performance used by BK Associates, Inc. in preparing its appraisals will accurately reflect actual future financial performance.

In preparing the slots appraisals, mba Aviation applied a market approach by conducting a review of historical slot transactions at JFK and LHR and through discussions with individuals currently participating in the slot process for airlines and regulatory agencies. The value of our JFK and LHR slots are subject to numerous risks as set out in the appraisal and those described under the caption "*—The value of the routes, slots and gates pledged as Collateral may be impaired or unrealizable if governmental or airport authorities add, change or eliminate existing routes, slots or gates.*" Additionally, since the values of the JFK and LHR slots are based on numerous estimates and assumptions,

including estimates of passenger demand and desirability of slot times, there can be no assurance that such assumptions and estimates used by mba Aviation in preparing the slots appraisals will accurately reflect actual future performance. Accordingly, the values ascribed to the slots at JFK and LHR could change materially in the future, including at the time when noteholders may attempt to exercise remedies with respect to the Collateral, and such value may be substantially less since such assets may be illiquid and may be of limited utility to a third party outside our industry. Appraisals that are based on different assumptions and methodologies than used by mba Aviation may result in valuations that are materially different than those contained in its Appraisal.

In preparing the appraisals of LATAM's passenger and cargo brands, Ocean Tomo, LLC applied a discounted net present value methodology to projected annual cash flows of our passenger and cargo brands and projected an operating cost structure and financial performance based on our historical operating and financial performance. Such appraisals are therefore based upon a valuation of our passenger and cargo brands in the context of our operation on a going concern basis, using projected operating results, and not on the basis of realization from the sale of any particular appraised Collateral or any discrete business represented by such Collateral. Because the discounted cash flow method assumes that we are a going concern, appraised values determined using such method will not be applicable in case of attempts to dispose of the Collateral appraised by Ocean Tomo LLC in connection with the exercise of remedies by noteholders, and such value likely will be substantially less since such assets are, by their nature, illiquid and may be of limited utility to a third party. Appraisals that are based on different assumptions and methodologies than used by Ocean Tomo, LLC may result in valuations that are materially different than those contained in its Appraisal. Moreover, there can be no assurance that the forecast of expected future financial performance used by Ocean Tomo, LLC in preparing its appraisals will accurately reflect actual future financial performance.

We will be required by the terms of the indenture that will govern the Notes to provide annual appraisals of the Coverage Assets. Such appraisals are required to be prepared using a methodology and form of presentation consistent in all material respects with the methodology and form of presentation of the Appraisals.

An appraisal is only an estimate of value. It does not necessarily indicate the price at which any or all of the appraised Coverage Assets may be purchased or sold in the market. In general, an appraisal represents the analysis and opinion of qualified appraisers, and one appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. Appraisals are not guarantees of present or future value and should not be relied on as a measure of realizable value of any Collateral. The proceeds realized on a disposition of any or all of the Collateral may be significantly less than the appraised value of the related Coverage Assets. The value of the Collateral at any given time will depend on various factors, including:

- market, economic and airline industry conditions, including demand and capacity for international air travel, the impact of open skies agreements and similar bilateral agreements, airport and terminal expansions and other governmental actions;

- market and economic conditions that may be unique to local and regional markets served by our scheduled services that are associated with the Collateral;

- the availability of eligible buyers;

- the time period in which the Collateral is sought to be sold;

- regulatory matters, political risks and consent rights over the Collateral, including obtaining any necessary consents to transfer; and

- the other risks identified in the Appraisals and those described herein.

In addition, we anticipate that the appraised value of the Coverage Assets will change over time. The Appraisals and subsequent appraisal reports will provide the value of the Coverage Assets as of a specific date, and the value of the Coverage Assets as of any other date may differ greatly from the value specified in the Appraisals or subsequent appraisal reports. In addition, following any release of the Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow securing the Notes and Note Guarantees, the Coverage Assets will no longer include the assets relating to our cargo business and our slots, gates and routes. See "*—The Supplemental*

Collateral relating to our cargo business and our slots at JFK and Heathrow securing the Notes and the Note Guarantees may be released upon satisfaction of certain conditions, and the holders of the Notes will no longer have security interests in the Supplemental Collateral." Additionally, the Appraisals do not include the assets that we may pledge as additional Collateral. For more information, see the full text of the Appraisals attached to this offering memorandum as Annexes A through C.

Finally, the Collateral that will secure the Notes may be materially less than the assets appraised by BK Associates, Inc., mba Aviation and Ocean Tomo, LLC. For example, while the Appraisals cover our cargo business and loyalty program, the Notes are only secured by the longer-term third party receivables and intercompany receivables related thereto. See "*Description of Notes—Security for the notes*" for more information regarding the Collateral.

For the foregoing reasons, among others, the proceeds, if any, realized on a foreclosure or other exercise of remedies with respect to the Collateral may not be equal to the value assigned in the Appraisals or any subsequent appraisal report.

The Collateral is subject to casualty risks and potential environmental liabilities.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the Notes and the Note Guarantees.

Moreover, the Collateral Trustee may need to evaluate the impact of potential liabilities before determining to foreclose on Collateral consisting of real property because secured creditors that take ownership or operational control of real property may become liable under certain circumstances for the costs of remediating or preventing the release or threatened release of hazardous substances at that real property, for the costs of environmental compliance obligations associated with that real property, and/or for common law liabilities (e.g., claims for toxic torts, nuisance, or damages to nearby properties) relating to that real property. Consequently, the Collateral Trustee may decline to foreclose on that Collateral or exercise remedies available in respect thereof if it does not receive indemnification to its satisfaction from the holders of the Notes or for other reasons.

Rights of holders of the Notes in the Collateral may be adversely affected by the failure to create or perfect security interests in certain Collateral on a timely basis.

We have agreed to secure the Notes and the Note Guarantees by granting liens, subject to permitted liens, on certain of our assets, other than certain excluded assets, and to take other steps to assist in perfecting the security interests granted in the Collateral.

The security interests of the Collateral Trustee are subject to issues generally associated with the realization of security interests in the Collateral securing the Notes. For example, the Collateral Trustee may need to obtain the consent of a third party to enforce a security interest. However, the Collateral Trustee may be unable to obtain any such consents and the consents of any third parties may not be given when required to facilitate a foreclosure on such assets. Accordingly, the Collateral Trustee may not have the ability to foreclose upon those assets and the value of the Collateral securing the Notes may significantly decrease.

In addition, if we were to become subject to a bankruptcy proceeding in the United States, any liens recorded or perfected after the issue date would face a greater risk of being invalidated than if they had been recorded or perfected on the issue date. Liens recorded or perfected after the issue date may be treated under U.S. bankruptcy law as if they were delivered to secure previously existing indebtedness. In any such bankruptcy proceedings commenced within 90 days of lien perfection, a lien given to secure previously existing debt is materially more likely to be avoided as a preference by the bankruptcy court than if delivered and promptly recorded on the issue date.

A failure, for any reason that is not permitted or contemplated under the security agreements and related documents, to perfect the security interest in the properties included in the Collateral package may result in a default under the indenture and other agreements that will govern the Notes.

Enforcing your rights as a holder of the Notes, under the Note Guarantees or in the Collateral across multiple jurisdictions may be difficult.

Security interests to secure the Notes will be granted in Collateral located in Brazil, Chile, Colombia, Ecuador, Peru, the United States and certain other jurisdictions and, in the case of pledges of additional Collateral, possibly other jurisdictions as well. In the event of bankruptcy, insolvency, judicial reorganization, extrajudicial reorganization or a similar event or procedure, proceedings could be initiated in any of these jurisdictions or in other jurisdictions. Your rights under the Notes, the Note Guarantees and the security granted in respect of the Notes will therefore be subject to the laws of multiple jurisdictions, and you may not be able to enforce effectively your rights in bankruptcy, insolvency and other similar proceedings in multiple jurisdictions. Moreover, multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors' rights. Treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court and such treaties do not exist between the United States and certain jurisdictions in which the Collateral will be located (including Chile and Colombia). Also, even in cases of existing international treaties, some internal procedures may be required in each jurisdiction of the recognition and enforcement of foreign decisions or awards. In addition, the bankruptcy, insolvency, reorganization, foreign exchange, administration and other laws of the various jurisdictions of organization, incorporation, formation and/or registration (as applicable) may be materially different from or in conflict with one another or those of the United States, including in respect of creditors' rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction's law should apply, which could adversely affect rights to foreclose on the Collateral or exercise other remedies or to enforce the Notes and the Note Guarantees.

Security over certain Collateral will not be in place on the issue date of the Notes and will not be perfected on the issue date, and we will not be required to perfect security interests in some instances.

The security interests in local law jurisdictions in a substantial portion of our assets that will secure the Notes will not be in place on the issue date for the Notes, although the security interests under U.S. law will be granted on the issue date, perfected through the UCC filings and intellectual property filings shortly after closing. Additionally, problems related to the creation or perfection of the security interest on the Collateral may arise, and we may not take all actions necessary to create properly perfected security interests, which may result in the loss of priority of the security interest in favor of holders of the Notes to which they would otherwise have been entitled or otherwise limit or restrict the ability of the Collateral Trustee to foreclose for the benefit of the holders of the Notes.

The failure to have security in place or perfected may adversely affect the ability of noteholders to obtain the benefits of certain Collateral.

In the event of a failure to create and perfect liens on the Collateral, the Notes will not be secured by such assets, and the holders of the Notes will not be entitled to the proceeds from the sale of all or any of Collateral or any other remedies in connection therewith.

Any security for the Notes and other remedies may be shared with other debtholders.

The Notes and the obligations under the Pari Passu Debt are and will be secured by the Collateral. In addition, the indenture, the Pari Passu Debt and the related security documents will, subject to compliance with the restrictive covenants in the indenture and the Pari Passu Debt, permit the incurrence of certain additional secured indebtedness which may be secured on a "first out" basis relative to the Notes or on a *pari passu* basis with, the Notes and the Pari Passu Debt. Prior to the payment in full of the obligations outstanding under the Pari Passu Debt and under certain circumstances thereafter, your remedies upon a default may be significantly limited if the holders of other classes of indebtedness secured by the Collateral securing the Notes do not wish to exercise remedies or exercise remedies in a manner different from the manner preferred by the holders of the Notes. In addition, the indenture and the security documents pursuant to which the security interest will be granted to the Collateral Trustee to secure the Notes will permit the incurrence of certain additional debt secured by a junior lien on the Collateral securing the Notes, and your rights and remedies with respect to such Collateral are subject to certain rights and remedies of the beneficiaries of the junior lien. See "*Description of Notes—Security for the Notes*."

Even though the holders of the Notes will benefit from the same first-priority lien on the Collateral that secure the Pari Passu Debt, the holders of Notes are unlikely to control actions with respect to that Collateral.

The rights of the holders of the Notes with respect to the Collateral that will secure the Notes will be subject to the provisions of the security documents, including the Collateral Trust Agreement, dated as of October 12, 2022 (the "Collateral Trust Agreement"), executed by the Collateral Trustee and local collateral agency agreements pursuant to which local law collateral agents have been appointed (each, a "Local Collateral Agent") acting in such applicable capacity for each of the secured parties under the Pari Passu Debt and the Notes offered hereby. The Collateral Trustee and Local Collateral Agents have entered into, among other things, certain pledge and security agreements pursuant which the Issuer and other Guarantors grant the Collateral Trustee and the Local Collateral Agents liens on Collateral to secure the obligations of the Issuer and other Guarantors under the Pari Passu Debt and the Notes on a *pari passu* basis, subject to the "first out" priority of our Revolving Credit Facility. In accordance with the pledge and security agreements, the Collateral Trust Agreement and the other security documents, the Collateral Trustee and the Local Collateral Agents are granted the authority to exercise rights and remedies against the Collateral (including the right to foreclose or sell the Collateral), as applicable, on behalf of the holders of the Notes and holders of the Pari Passu Debt.

In exercising such rights and remedies, the Collateral Trustee and Local Collateral Agents will act at the direction of representative for the controlling secured parties which, before being the holders of the Notes, would be the lenders under our Revolving Credit Facility and any additional permitted loan facility, in each case, as more fully set forth in the Collateral Trust Agreement. Thereafter, the holders of the notes under the indenture with the largest amount will become the controlling secured parties, and if there are multiple series of Notes of equal amount, the holders of notes under the indenture with the then-nearest maturity date would control. The rights of the secured parties to direct the Collateral Trustee in respect of the Collateral other than the controlling secured parties is subject to a 90-day standstill period (which period may be tolled during a bankruptcy proceeding), after which, in the event that the Collateral Trustee has not commenced or is not diligently exercising rights and remedies, the secured parties with the next priority in directing the Collateral Trustee may direct the Collateral Trustee to exercise rights and remedies. Accordingly, although the Collateral is granted to secure the obligations of each of the Pari Passu Debt and the Notes, prior to the payment in full of all outstanding obligations under the Pari Passu Debt, the holders of Notes will not direct or control the exercise of rights and remedies with respect to the Collateral, subject to the 90-day standstill period.

The value of the Collateral securing the Notes may not be sufficient to entitle holders to payment of post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the Notes may only be entitled to post-petition interest under the Bankruptcy Code to the extent that the value of the Collateral in which the Collateral Trustee has a perfected security interest is greater than the pre-bankruptcy claim of such holders and other creditors with a *pari passu* security interest in the same Collateral, including lenders under the Pari Passu Debt, but subject to payment priority of our Revolving Credit Facility on a "first out" basis from the proceeds of Collateral and any additional future secured obligations permitted to be incurred with such payment priority on a "first out" basis (including with respect to the payment of post-petition interest thereon). Holders of the Notes that have a perfected security interest in Collateral with a value equal to or less than the aggregate pre-bankruptcy claims of such holders and such other creditors with a *pari passu* security interest in the same Collateral, may not be entitled to post-petition interest under the Bankruptcy Code. Post-petition interest that accrues on other *pari passu* debt secured by the Collateral will reduce, on a *pari passu* basis, the amount of Collateral available to pay post-petition interest on the Notes.

In the event of a U.S. bankruptcy, the ability of Collateral Trustee to realize upon the Collateral will be subject to certain U.S. bankruptcy law limitations.

The ability of the Collateral Trustee to realize upon the Collateral in which the Collateral Trustee has a perfected security interest will be subject to certain bankruptcy law limitations in the event of the Issuer's or the Guarantors' bankruptcy. Under applicable U.S. federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of such security, without bankruptcy court approval. Any resulting delay in the enforcement of a security interest could be for a substantial period of time. Moreover, applicable U.S. federal bankruptcy laws generally permit the debtor to continue to retain and use Collateral

even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection" with respect to the secured portion of its claim against the debtor. The meaning of the term "adequate protection" may vary according to the circumstances, but is intended in general to protect the secured creditor against any decrease in the value of the secured creditor's interest in the Collateral as a result of the stay of repossession or disposition of the Collateral, or any use of the Collateral by the debtor, during the pendency of the bankruptcy case. Adequate protection may take the form of cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a U.S. bankruptcy court, even if the Notes were fully secured by a perfected security interest in the Collateral, we cannot predict whether payments under the Notes would be made following commencement of and during a bankruptcy case, whether or when the Collateral Trustee could foreclose upon or sell the applicable Collateral or whether or to what extent holders of Notes would be compensated for any delay in payment or loss of value of the Collateral through the provision of "adequate protection."

Furthermore, in the event a U.S. bankruptcy court determines that the value of the Collateral in which the Collateral Trustee has a perfected security interest is not sufficient to repay all amounts due on the Notes (and any other indebtedness or obligations equally and ratably secured by the same Collateral, including our obligations under the 2029 Notes and Revolving Credit Facility, but subject to payment priority of our Revolving Credit Facility on a "first out" basis from the proceeds of Collateral (including with respect to the payment of post-petition interest thereon)) on the date of the U.S. bankruptcy filing, noteholders would have unsecured claims for any deficiency. The Bankruptcy Code does not require the debtor to pay or accrue interest, costs, fees or charges for holders of undersecured claims during the bankruptcy proceeding.

Finally, it is uncertain how a U.S. bankruptcy court would apply applicable U.S. bankruptcy and non-bankruptcy law to assets such as route authorities, slots and gates, including in determinations with respect to the attachment and perfection of security interests and the availability of foreclosure and other remedies with respect to such assets. The Collateral Trustee's ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties (including governmental authorities), prior liens and practical problems associated with the realization of the Collateral Trustee's lien on the Collateral. In particular, if the Collateral Trustee does not have a perfected security interest in all or a portion of the Collateral, then to that extent such Collateral would be available generally to satisfy the claims of unsecured creditors in the Issuer's and Guarantors' bankruptcy.

Brazilian bankruptcy law may limit the ability of noteholders to realize upon Collateral located in Brazil or held by a Guarantor incorporated or organized under the laws of Brazil.

Brazilian Federal Law No. 11,101, dated February 9, 2005, as amended (the "Brazilian Bankruptcy Law"), provides for three types of insolvency proceedings: judicial reorganization (*recuperação judicial*), extrajudicial reorganization (*recuperação extrajudicial*), and bankruptcy liquidation (*falência*).

In these cases, the ability of a creditor to enforce its collateral may be impaired in the event it is subject to these insolvency proceedings, which is the case for pledges and mortgages in judicial reorganizations and may be the case in extrajudicial reorganizations as well (depending on the types of credits and creditors proposed by the debtor to restructure its indebtedness). These types of collateral are not bankruptcy-remote, and the relevant creditor is subject to the proceeding and, therefore, paid either in the terms of the judicial or extrajudicial reorganization plan (in a judicial or extrajudicial reorganization scenario), or in the order established by the Brazilian Bankruptcy Law for bankruptcy liquidation scenario.

Fiduciary liens over movable or immovable assets or fiduciary assignment of receivables or rights are bankruptcy-remote, pursuant to Brazilian Bankruptcy Law. However, in some circumstances, Brazilian courts have impaired creditors' ability to attach and sell the collateral granted as a fiduciary lien (either in a legal proceeding predicated on a default under the Notes and the Notes Guarantees or during a judicial reorganization proceeding after the expiration of the stay period), if such collateral is deemed to be a capital production asset which is essential to the continuation of the borrower's operations and business activities. A judicial discussion of this nature may last for several months or years.

If the court accepts such defence in a legal proceeding against us outside of the context of a judicial reorganization (which is less common), we will have to post a bond to secure such legal proceeding consisting of other assets. We may not have other assets in sufficient value to offer in lieu of the Collateral.

In a judicial reorganization proceeding, payment obligations under the Notes, (a) would not be included in the restructuring plan, up to the amount of the Brazilian assets granted as collateral under fiduciary liens governed by Brazilian law; and (ii) would be included in the restructuring plan as a secured credit, up to the amount of the Brazilian assets granted as collateral under Brazilian law governed pledges or mortgages. Any excess amount of payment obligations under the Notes that is not completely covered by the amount of the Brazilian assets granted as collateral under Brazilian law-governed fiduciary liens or under Brazilian law governed pledges or mortgages would be included in the restructuring plan as an unsecured claim.

The holders of the Notes may enforce their rights in the Collateral granted under fiduciary liens governed by Brazilian law during a judicial reorganization, subject to certain limitations. In case the debtor is under bankruptcy liquidation, the creditor will have the right to file a restitution claim to transfer the title of the collateral to the creditor.

The holders of the Notes may not be able to enforce their rights in the Collateral governed by Brazilian law during the stay period which lasts, pursuant to the Brazilian Bankruptcy Law, for 180 days, from the court decision that authorizes the processing of the judicial reorganization, and that may be extended once for an equal period, on an exceptional basis, provided that the debtor has not caused the overcoming of such term (the "Stay Period"). Further, in case the Stay Period expires, or the reorganization plan proposed by the debtor is not put to vote, an additional stay period of 180 days may be granted in the event the creditors present an alternative reorganization plan. Moreover, after the expiration of the Stay Period, if the court finds that the Brazilian assets given as collateral are essential to preserve our operations and business activities, holders of the Notes may not be permitted during the pendency of the judicial reorganization to seize and sell such collateral pursuant to the terms of the agreements governing such collateral.

The validity and enforceability of any Notes Guarantee granted by the Brazilian Guarantors of our obligations under the Notes depend upon the best interests of such Brazilian Guarantors and whether the Brazilian Guarantors receive fair and adequate consideration for the granting of any Notes Guarantee. In the event the Brazilian Guarantors have their bankruptcy liquidation decreed under Brazilian Bankruptcy Law, the relevant security could be deemed null and void if granted within the so called "suspect period" in relation to an already existent debt, under the argument that the transaction could have harmed other creditors, and the Notes Guarantee may be deemed to have been fraudulent and declared void, under the argument that the Brazilian Guarantors have not received fair consideration in exchange for such Notes Guarantee.

The Brazilian Engine Mortgage (as defined in the Collateral Trust Agreement) will be subject to the Cape Town Convention and Aircraft Protocol, and enforcement of the provisions of the treaty may face challenges in Brazilian courts. Notwithstanding that Brazil, in the adoption of the Cape Town Convention, elected a "waiting period" of 30 days, we may present defences under Brazilian Bankruptcy Law in order to extend or otherwise avoid such "waiting period" and it may raise a dispute to consolidate the enforcement rights after this period.

We cannot assure you that you would be successful in excluding the Collateral property subject to Brazilian collateral agreements from the assets affected by an insolvency proceeding.

Enforcement of a foreign judgment in Chile will likely be required for the holders of the Notes to enforce rights in the Collateral.

If a default occurs under the Notes and the Notes Guarantees, the Chilean Local Collateral Agent, for the benefit of the holders of the Notes, if and as instructed by the Collateral Trustee (acting at the instructions of the controlling secured parties in accordance with the Collateral Trust Agreement), may initiate a legal proceeding in a Chilean court against us authorizing the seizure of the Chilean assets and rights given as Collateral based on the Chilean collateral agreements. If there is a dispute as to whether a default has occurred under the indenture according to the laws of the State of New York, it is likely that the Chilean court will require evidence that, from a New York law perspective, the default has occurred or a New York court ruling confirming that a default under the Notes or the Notes Guarantees has occurred under the indenture and given rise to the Chilean Local Collateral Agent's right to enforce the rights of the holders of the Notes and the Notes Guarantees in the assets and rights given as Collateral under the Chilean collateral agreements. The New York court ruling will need to be recognized in Chile. In this case, it is necessary to file a formal recognition proceeding before the Chilean Supreme Court of Justice (*Corte Suprema de Justicia de Chile*), to demonstrate that the legal requirements for the recognition (*exequatur*) of such foreign decision

are met. The Chilean Superior Court of Justice (*Corte Suprema de Justicia de Chile*) will then issue a decision on the merits of such recognition.

We cannot assure you that the recognition process would be conducted in a timely manner or that a Chilean court would enforce the New York law judgment related to the default under the Notes and Collateral governed by Chilean law. See "*Enforceability of civil liabilities—Chile*" for more information.

Enforcement of a foreign judgment in Brazil will likely be required for the holders of the Notes to enforce rights in the Collateral.

If a default occurs under the Notes and the Notes Guarantees, the Brazilian Local Collateral Agent, for the benefit of the holders of the Notes, if and as instructed by the Collateral Trustee (acting at the instructions of the controlling secured parties in accordance with the Collateral Trust Agreement), may initiate a legal proceeding in a Brazilian court against us authorizing the seizure of the Brazilian assets and rights given as Collateral based on the Brazilian collateral agreements. If there is a dispute as to whether a default has occurred under the indenture according to the laws of the State of New York, it is likely that the Brazilian court will require evidence (such as a legal opinion) that, from a New York law perspective, the default has occurred or a New York court ruling confirming that a default under the Notes or the Notes Guarantees has occurred under the indenture and given rise to the Brazilian Local Collateral Agent's right to enforce the rights of the holders of the Notes and the Notes Guarantees in the assets and rights given as Collateral under the Brazilian collateral agreements. The New York court ruling will need to be recognized in Brazil. In this case, it is necessary to file a formal recognition proceeding before the Brazilian Superior Court of Justice (*Superior Tribunal de Justiça*), to demonstrate that the legal requirements for the recognition (*homologação*) of such foreign decision are met. We may file a defence against such proceedings and the Brazilian prosecutor's office will provide an opinion on the case to the Brazilian Superior Court of Justice. The Brazilian Superior Court of Justice will then issue a decision on the merits of such recognition.

We cannot assure you that the recognition process would be conducted in a timely manner or that a Brazilian court would enforce the New York law judgment related to the default under the Notes and Collateral governed by Brazilian law. See "*Enforceability of civil liabilities—Brazil*" for more information.

Lien searches may not reveal all liens on the Collateral, and we have only conducted lien searches in a limited number of jurisdictions and registries.

In connection with the issuance of the Notes, the Collateral Trustee is conducting UCC lien searches in the District of Columbia and Florida. We cannot guarantee that any such searches conducted in respect of the Collateral would reveal any or all existing liens on such Collateral. Any such existing lien, including undiscovered liens, could be significant, could be prior in ranking to the liens securing the Notes and could have an adverse effect on the ability of the Collateral Trustee to foreclose upon or exercise other remedies with respect to the Collateral or realize the value of such assets for the benefit of the Notes.

A security interest is not granted in most or all of the gates associated with the route authorities, and no steps will be taken to comply with any real property recording requirements relating to the gates.

The security documents do not grant the Collateral Trustee a security interest in any gates if that grant would violate any requirement of law or contractual restriction binding on us with respect to such gate (unless applicable law overrides such contractual restriction). Because of these limitations, we expect that most, or possibly all, of the gates that we use to provide our scheduled services will not be pledged as Collateral.

In addition, no steps will be taken to comply with any real property recording requirements with respect to the gate leaseholds, which are generally considered interest in real property. Furthermore, we have not taken, and we do not expect to take, any action to ensure the validity, priority or perfection of the liens on any gates under the local laws of any U.S. or foreign jurisdiction in which such gate leaseholds are located. Accordingly, we cannot provide any assurances as to the validity, perfection, priority or enforceability of the security interests in any gates included in the Collateral in any jurisdiction.

As a consequence of each of the foregoing, it is likely that most, or possibly all, gates that we use to provide our scheduled services will be unavailable to satisfy obligations under the Notes in the event of foreclosure on the

Collateral or other exercise of remedies, and you should not rely on the value of any gates in determining whether to purchase the Notes.

The value of the routes, slots and gates pledged as Collateral may be impaired or unrealizable if governmental or airport authorities add, change or eliminate existing routes, slots or gates.

The value of the route authorities, slots and gates that are pledged as Collateral may be negatively affected by the actions or inactions of the United States, foreign governments or airport authorities over which we have no control. For instance, it is possible that slots pledged as Collateral could be reassigned to competing carriers without compensation to us, particularly if the slots are not used, thus decreasing the value of the Collateral, as well as potentially our results of operations and cash flow. Route authorities, like slots, are also subject to forfeiture and reassignment if they are not used. In addition, the Collateral will exclude route authorities, slots and gates affected by certain changes in law. See "*Description of Notes—Security for the Notes*."

Our route authorities are governed by bilateral or multilateral international governmental agreements or permits or approvals issued by the United States and by foreign governments. Consequently, our route authorities are subject to political and governmental risks, such as changes in foreign or U.S. government aviation policies or agreements. In addition, bilateral and multilateral agreements are subject to renegotiation from time to time. Under some bilateral or multilateral aviation agreements, a limited number of U.S. and foreign airlines are permitted to operate between the United States and the country or countries in question. However, the United States has followed a policy since the early 1990s of encouraging other countries to revise bilateral or multilateral agreements relating to route authorities to provide for "open skies," granting carriers from each country full rights to operate flights between the two countries.

Despite the fact that the route authorities we utilize to serve airports comprising most of our international destinations are governed by open skies agreements or other bilateral agreements similar to open skies agreements, many of these airports are still capacity constrained. If the capacity of any of these airports to handle flights expands in the future, resulting in increased access by our competitors to operate flights from the United States or a foreign country to that airport, then the value of the Collateral relating to our scheduled services to such airport could be adversely affected. Any increase in the number of available slots or gates at any of the airports to which we provide our scheduled service may also adversely affect the value of the Collateral.

Governmental authorities may change or eliminate existing route authorities. For example, the DOT may alter, modify, partially delete or suspend a route authority after finding that the "public convenience and necessity" so require. Route authorities not subject to open skies agreements are also subject to forfeiture and reassignment if they are not used in accordance with DOT rules. In addition, any fixed-term route authority certificate is subject to DOT renewal.

Slots are also generally granted by governmental authorities, airport authorities or persons designated by them, including international slot coordinators who coordinate slot allocations and scheduling among airlines at certain international slot-controlled airports. Slots typically are subject to "use or lose" rules, which are utilization requirements issued by the U.S. or foreign governmental authorities and airport authorities.

Slots may be forfeited and reallocated to other airlines, particularly if the slots are not used in compliance with such rules. In addition, slots may be eliminated, or the terms and conditions of the slots may be changed, by the authorities that establish them.

Investors should give due consideration to risks described herein relating to the route authorities, slots and gates included in the Collateral securing the Notes.

There are significant legal and contractual limitations on our ability to pledge and/or assign our slots, gates and routes. In addition, the security interest in the route authorities, slots and gates pledged as Collateral may be impaired or unrealizable if governmental or airport authorities withhold consent to transfer some or all of such route authorities, slots and gates to permit an exercise of remedies.

The assignment and/or grant of a security interest in our slots and route authorities may not be permitted by applicable law or regulatory authorities, and contractual restrictions prevent us from pledging most, if not all, of our gates as Collateral for the Notes. For example, applicable law or contractual limitations in the South American jurisdictions in which we operate generally do not permit us to pledge and/or assign our slots, gates and routes in those jurisdictions. Although our slots, gates and routes will be pledged generally under the U.S. pledge and security agreement relating to the Collateral, perfection of those security interests will occur only through the filing of UCC filings in the United States, and holders of the Notes should not expect that those security interests will be enforceable outside the United States and may be limited in the United States by the transfer restrictions described above. Outside the United States, the only step we have taken to grant security interests in slots, gates or routes is to grant a security interest in the form of an English law charge in our LHR slots, subject to certain other prior liens (if any). As a result, holders of the Notes do not or may not have perfected security interests, or may not have priority, or may have difficulties in enforcement in practice in our slots, gates and routes in the South American and other non-U.S. jurisdictions in which we operate.

In addition, the Collateral Trustee's ability to dispose of route authorities, slots and gates included in the Collateral in the event of a foreclosure, or to exercise other remedies, may be negatively affected by the actions or inactions of the United States, foreign governments or airport authorities. For instance, any transfer of our route authorities included in the Collateral could be subject to the approval of the DOT and to veto by the U.S. President or foreign governmental authorities, which could prevent, delay or impair the disposition or other exercise of remedies with respect to these route authorities. Accordingly, any such transfer of the Collateral may take significant amounts of time and ultimately may not be successful.

We cannot provide any assurances as to whether the DOT or foreign governmental authorities would consent to a transfer of a route authority or would impose any conditions or restrictions on a transfer. Also, route authorities not subject to open-skies agreements generally cannot be sold or transferred for a period of one year after being awarded, and the DOT may extend this waiting period. It is also unclear how governmental authorities would view a pledge of, or request to transfer, an open skies route authority or portion thereof.

The transfer of any non-U.S. airport slots in the event of a foreclosure or other exercise of remedies may require the consent of the applicable foreign aviation authority, as well as any applicable slot coordinator, which could prevent, delay or impair the disposition of or other exercise of remedies with respect to those Slots. In addition, the transfer or assignment of the slots at certain U.S. airports in the event of a foreclosure or other exercise of remedies will require the consent of the applicable United States aviation authority, which may prevent, delay or impair the disposition of or other exercise of remedies with respect to those slots.

Most airports restrict the transfer of gates without the prior consent of the airport. As a result, gates that we pledge as Collateral to secure the notes may not be transferrable in the event of a foreclosure or other exercise of remedies.

Your rights in slots included in the Collateral may be adversely affected by the failure or inability to grant or perfect security interests in such slots.

The security documents do not grant the Collateral Trustee a security interest in any slots to the extent that such grant is prohibited by any requirements of law or contractual restrictions applicable to or binding on us.

Our LHR slots included in the Collateral are located outside the United States. We have not taken, and we do not expect to take, any action to ensure the validity, perfection, priority or enforceability of the liens on slots under the local laws of any non-U.S. jurisdiction, and the only step we have taken to grant security interests in slots outside the United States is to grant a security interest in the form of an English law charge in our LHR slots, subject to certain other prior liens (if any). As a result, holders of the Notes do not or may not have perfected security interests, or may not have priority, or may have difficulties in enforcement in practice in our slots, gates and routes in the South American and other non-U.S. jurisdictions in which we operate. Although we believe that we have a property interest

in slots located in the United States in which a security interest may be granted, the United States Federal Aviation Authority ("FAA") has taken the position that a slot is not property of the holder, but instead should be considered an operating privilege subject to withdrawal by the FAA at any time without compensation.

We therefore cannot provide any assurances as to the validity, perfection, priority or enforceability of any security interests on any slots included in the Collateral.

As a result of the foregoing, you should not rely on the value of any slots in determining whether to invest in the notes. In addition, because the Appraisals do not assign an individual value for any slot, you may be unable to determine the value of any such slot.

Risks related to the Notes offering

Our substantial indebtedness and other obligations could impair our financial flexibility, competitive position and financial condition and could prevent us from fulfilling our obligations under the Notes and the Note Guarantees.

We have a substantial amount of indebtedness and other obligations. As of June 30, 2024, after giving effect to the issuance of Notes hereunder and the application of proceeds therefrom as described under "*Use of Proceeds*," we would have had total debt and lease liabilities of U.S.$6,825 million, of which U.S.$3,399 million would have been secured. Subject to the limits contained in the credit agreements that govern our Revolving Credit Facilities, the indenture that will govern the Notes and our other debt instruments, we may be able to incur substantial additional indebtedness and other obligations from time to time, or to refinance our obligations on commercially reasonable terms, which could have a material adverse effect on our business, financial condition and results of operations. If we do so, the risks related to our high level of debt could intensify.

Our substantial indebtedness and other obligations could have other important consequences for investors in the Notes. For example, they:

- may make it more difficult for us to satisfy our obligations under our indebtedness, including the Notes and the Note Guarantees;
- may limit our ability to obtain additional funding for working capital, capital expenditures, acquisitions, investments, integration costs and general corporate purposes, and adversely affect the terms on which such funding can be obtained;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness and other obligations, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other purposes;
- make us more vulnerable to economic downturns, industry conditions and catastrophic external events;
- expose us to the risk of increased interest rates as certain of our borrowings;
- limit our ability to respond to business opportunities and to withstand operating risks that are customary in the industry; and
- increase our cost of borrowing.

Any of the above listed factors could materially affect our business, financial condition and results of operations.

In addition, the indenture that will govern the Notes and the credit agreements that govern our Revolving Credit Facilities contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreements that govern our Revolving Credit Facilities and the indenture that will govern the Notes will restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See "*Description of Notes*."

In addition, we conduct a substantial portion of our operations through our subsidiaries, certain of which will not be Guarantors of the Notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are Guarantors of the Notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each subsidiary is a distinct legal entity, and under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture that will govern the Notes and the credit agreements that govern our Revolving Credit Facilities limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the Notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Revolving Credit Facilities could terminate their commitments to loan money, the lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in your losing your investment in the Notes.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that will govern the Notes and the credit agreement that govern our Revolving Credit Facilities will contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, our RCF Loan Agreement provides for unused commitments of U.S.$800 million, and our Revolving Credit Facility provides for unused commitments of U.S.$750 million. In addition, if we incur any additional indebtedness secured by liens that rank equally with those securing the Notes, the holders of that indebtedness will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company (and subject to payment priority of our Revolving Credit Facility on a "first out"

basis from the proceeds of Collateral and any additional future secured obligations permitted to be incurred with such payment priority on a "first out" basis). If new debt is added to our currently anticipated debt levels, the related risks that we and the subsidiary guarantors now face could intensify. See "*Description of Notes.*"

The agreements governing our debt, including the Notes and the Revolving Credit Facilities, contain or will contain various covenants that impose restrictions on us and certain of our subsidiaries that may affect our ability to operate our business and to make payments on the Notes.

The indenture that will govern the Notes offered hereby, the credit agreements that govern our Revolving Credit Facilities and the agreements currently governing our other existing indebtedness contain or will contain covenants that, among other things, limit the Issuer's ability and the ability of certain of their subsidiaries to:

- incur additional indebtedness for borrowed money and guarantee that indebtedness;
- pay dividends or make other distributions or repurchase or redeem our capital stock;
- prepay, redeem or repurchase certain debt;
- issue certain preferred stock or similar equity securities;
- make loans and investments;
- sell assets;
- incur liens;
- enter into transactions with affiliates;
- alter the businesses we conduct;
- enter into agreements restricting (a) the ability to provide liens on the Collateral to secure the obligations under the indenture and (b) our subsidiaries' ability to pay dividends; and
- consolidate, merge or sell all or substantially all of our assets.

In addition, the Revolving Credit Facilities require us to comply with certain financial covenants. For example, our Revolving Credit Facility contains an asset coverage ratio covenant set at 1.60:1.00, tested as of the last day of each annual period, and both of our Revolving Credit Facilities and our Spare Engine Facility Loan Agreement contain a consolidated liquidity covenant set at U.S.$750 million as of the close of each business day. Any future indebtedness may also require us to comply with similar or other covenants. See Notes 31(a) and 36(c) to our Unaudited Interim Consolidated Financial Statements, which have been incorporated by reference in this offering memorandum, for information about the terms of the Revolving Credit Facilities and our Spare Engine Facility Loan Agreement.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any Collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the Notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair their ability to obtain other financing. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

As of June 30, 2024, after giving effect to the issuance of Notes hereunder and the application of proceeds therefrom as described under "*Use of Proceeds*," approximately 24% of our total debt would have been subject to variable rates of interest. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. A 1% increase in our variable interest rates would increase our annual interest expense by approximately U.S.$8.6 million.

In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we might not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into might not fully mitigate our interest rate risk.

The Note Guarantees may not be enforceable under the laws of the Guarantors' jurisdictions of incorporation or formation, and may be subject to revocation as part of a reorganization or bankruptcy liquidation proceeding.

The Note Guarantees may not be enforceable under the laws of the Guarantors' jurisdictions of incorporation or formation. For example, while Chilean law does not prohibit the granting of guarantees, in the event that a Guarantor incorporated in Chile were to become subject to a reorganization or liquidation proceeding, such guarantee, if granted up to two years prior to the initiation of the reorganization or bankruptcy liquidation proceeding, as the case may be, may be revoked, based upon us being deemed not to have received fair consideration in exchange for the guarantee. Similar provisions in this regard may also be present in insolvency laws applicable in other Guarantors' jurisdictions.

The Notes and the Note Guarantees will be structurally subordinated to the indebtedness and other obligations of our existing and future subsidiaries that are not and do not become guarantors of the Notes.

The Notes will be guaranteed by each of our existing and subsequently acquired or organized subsidiaries that currently guarantees the Pari Passu Debt or that, in the future, guarantee our other indebtedness or indebtedness of another Guarantor. The Notes will be structurally subordinated to any indebtedness and other liabilities and commitments of our non-guarantor subsidiaries such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a Guarantor, all of that subsidiary's creditors (including trade creditors) would be entitled to payment in full out of that subsidiary's assets before we would be entitled to any payment. For the last twelve months ended June 30, 2024, our non-guarantor subsidiaries represented -6.3% of our Adjusted Operating Income and -1.9% of our Adjusted EBITDAR. As of June 30, 2024, our non-guarantor subsidiaries represented 1.9% of our total assets, had $285.0 million in total assets and $346.0 million in total liabilities, including trade payables but excluding intercompany liabilities. The Note Guarantees will also be structurally subordinated to all existing and future debt and other liabilities, including trade payables, of our non-guarantor subsidiaries. Any right we have to receive assets of any of our non-guarantor subsidiaries upon that subsidiary's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinated in right of payment to any security in the assets of that subsidiary and any indebtedness of that subsidiary senior to that which we hold.

In addition, our subsidiaries that provide, or will provide, Note Guarantees will be automatically released from those Note Guarantees upon the occurrence of certain events, including the following:

- the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor;
- the designation of that subsidiary guarantor as an unrestricted subsidiary;
- the legal or covenant defeasance of the Notes in accordance with the indenture; or
- in connection with a release of Supplemental Collateral under the circumstances described under "*—Risks related to the Collateral—The Supplemental Collateral relating to our cargo business and our slots at JFK and Heathrow securing the Notes and the Note Guarantees may be released upon satisfaction of certain conditions, and the holders of the Notes will no longer have security interests in the Supplemental Collateral.*"

If any Note Guarantee is released, no holder of the Notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the Notes. See "*Description of Notes—Note Guarantees*."

The obligations under the Notes and Note Guarantees will be subordinated to certain statutory liabilities.

Under Chilean bankruptcy law and Civil Code, the Issuer's and the Guarantors' obligations under the Notes and Note Guarantees are subordinated to certain statutory preferences. In the event of liquidation, statutory preferences, including, but not limited to, claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any holder in respect of the Notes.

Under Brazilian law, to the extent there are any outstanding amounts due after the foreclosure of the Collateral, our obligations under the Notes and the Note Guarantees are subordinated to certain statutory preferences. In the event of our bankruptcy liquidation proceeding such statutory preferences, including post-petition claims, claims for salaries, wages, social security, secured obligations and taxes will have preference over any other claims, including claims by any investor with respect to any outstanding amounts due after the foreclosure of the Collateral. In such event, enforcement of the Notes and the Note Guarantees may be unsuccessful, and noteholders may be unable to collect amounts that they are due under the Notes.

The Notes Guarantees may not be enforceable if deemed fraudulent and declared void under Brazilian law.

The Notes Guarantees may not be enforceable under Brazilian law. While Brazilian law does not prohibit the granting of guarantees, in the event that any of the Guarantors incorporated or organized under the laws of Brazil become subject to a reorganization or bankruptcy proceeding, all acts performed free of charge during the two years preceding the declaration of bankruptcy are ineffective with regard to the bankruptcy estate, whether or not the contracting party was aware of the debtor's economic and financial distress and whether or not the debtor intended to defraud creditors. Therefore, if the Notes Guarantees were granted up to two years before the declaration of bankruptcy, the guarantees may be deemed to have been fraudulent and declared void, based upon the Guarantors incorporated or organized under the laws of Brazil being deemed not to have received fair consideration in exchange for the Notes Guarantees.

Brazilian bankruptcy laws may be less favourable to investors than bankruptcy and insolvency laws in other jurisdictions.

If we are unable to pay our indebtedness, including our obligations under the notes, we may become subject to an insolvency proceeding in Brazil. Brazilian bankruptcy laws currently in effect are significantly different from other jurisdictions and may be less favourable to creditors.

Any judgment against us in Brazilian courts due to any payment obligations under the Note Guarantees normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of the payment; (ii) on the date on which such judgment is rendered; or (iii) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our declaration of bankruptcy, all of our debt obligations, including the Notes Guarantees, which are denominated in foreign currency, will be exchanged into Brazilian *reais* at the prevailing exchange rate on the date of declaration of our bankruptcy by the court. We cannot assure investors that such rate of exchange will afford full compensation of the amount invested in the Notes plus accrued interest.

Additionally, in the event of declaration of bankruptcy of a Guarantor incorporated or organized under the laws of Brazil, any judgment against us in Brazilian courts due to any payment obligations under the Notes Guarantees would be expressed in the real equivalent of the U.S. dollar amount of such sum. As a result, all of the debt obligations would be converted into Brazilian *reais* at the prevailing exchange rate on the date of the issuance of the bankruptcy liquidation decree by the relevant court. We cannot assure investors that such exchange rate will afford full compensation of the amount invested in the notes plus accrued interest.

In addition, our creditors and/or those of the Guarantors incorporated or organized under the laws of Brazil may hold negotiable instruments or other instruments governed by local law that grant rights to attach our assets and/or those of the Guarantor incorporated or organized under the laws of Brazil at the inception of judicial proceedings in the relevant jurisdiction, which attachment is likely to result in priorities benefitting those creditors when compared to the rights of holders of the Notes.

Insolvency laws in Brazil, the Cayman Islands, Chile, Colombia, Ecuador and Peru may preclude holders of Notes from recovering payments due on the Notes.

The Issuer and the Guarantors are variously incorporated, formed, registered and/or organized (as applicable) under the laws of Brazil, the Cayman Islands, Chile, Colombia, Ecuador and Peru and the United States, and LATAM's principal place of business (*domicilio social*) is in Santiago, Chile. As a result, any future insolvency proceedings in respect of the Issuer or the Guarantors may be initiated in Brazil, the Cayman Islands, Chile, Colombia, Ecuador, Peru or the United States as applicable (i.e., in the relevant jurisdiction of incorporation, formation, registration and/or organization (as applicable)). Insolvency laws may limit the ability of holders to enforce their rights under and recover payments due on the Notes. In particular, the legal framework that regulates insolvency proceedings in Chile was amended with the approval of the Chilean bankruptcy act, which became effective on October 9, 2014 (as further amended from time to time). It may be difficult for holders of Notes to predict the impact of this law on any future insolvency proceeding as result of its limited history.

Judgments of Brazilian courts enforcing the Issuer's and the Guarantors' obligations under the Notes and the Notes Guarantees would be payable only in Brazilian reais.

If proceedings were brought in the courts of Brazil seeking to enforce obligations of the Issuer and the Guarantors under the Notes or the Notes Guarantees, the Issuer and Guarantors would not be required to discharge such obligations in a currency other than Brazilian reais. Any judgment obtained against the Issuer and the Guarantors in Brazilian courts in respect of any payment obligations under the Notes or the Notes Guarantees will be expressed in Brazilian reais equivalent to the U.S. dollar amount of such sum at the exchange rate in effect (i) on the date of actual payment; (ii) on the date on which such judgment is rendered; or (iii) on the date on which collection or enforcement proceedings are started against us. We cannot assure you that this exchange rate will afford you full compensation of the amount sought in any such litigation.

Changes in foreign exchange policies and regulations of Brazil may affect the ability of Guarantors incorporated or organized under the laws of Brazil to make payments outside Brazil in respect of the Notes Guarantees.

Under existing regulations, Brazilian companies are not required to obtain authorization from the Central Bank of Brazil in order to make payments in U.S. dollars outside Brazil, such as to the holders of the Notes. We cannot assure you that these regulations will continue to be in force at the time the Guarantors incorporated or organized under the laws of Brazil may be required to perform their payment obligations under the Notes Guarantees. If these regulations or their interpretation were to be amended and an authorization from the Central Bank of Brazil were to become required, the Guarantors incorporated or organized under the laws of Brazil would be obligated to seek an authorization from the Central Bank of Brazil to transfer the amounts under the Notes Guarantees out of Brazil or, alternatively, make such payments with funds held by them outside Brazil. We cannot assure you that such authorization, if required, will be obtained or that such funds will be available. If the Guarantors incorporated or organized under the laws of Brazil are unable to obtain the required approvals, if needed, for the payment of amounts they owe you through remittances from Brazil, we may have to seek other lawful mechanisms to effect payment of amounts due under the guarantees. However, we cannot assure you that other remittance mechanisms will be available in the future, and even if they are available in the future, we cannot assure you that payment on the notes would be possible through such mechanism.

Payments made by the Brazilian Guarantors may be subject to withholding tax.

If a Brazilian Guarantor were required to pay any amount as guarantor of the Notes to a holder of the Notes that is an individual, entity, trust or organization resident or domiciled outside Brazil for tax purposes (a "Non-Resident Holder"), including principal, interest or any other amount that may be due and payable in respect of the Notes, Brazilian tax authorities could attempt to impose withholding income tax upon such payments. If the Brazilian

Guarantors were required to pay interest to a Non-Resident Holder in connection with the Notes, withholding income tax at the rate of 15% may apply (or 25% if the Non-Resident Holder is located in a favourable Tax jurisdiction).

It is uncertain how Brazilian courts will rule on the applicable tax treatment for payments of the principal amount by the Brazilian Guarantors to Non-Resident Holders, and it is arguable that payments of principal made under the guarantees should not be subject to the imposition of Brazilian income tax based on the nature of the guaranteed payment. However, there are no unappealable Brazilian court decisions endorsing that position, and that position may not prevail if such a dispute were considered in court. In addition, any other payments made by the Brazilian Guarantors may be subject to specific tax treatment in Brazil, depending on the nature of the payment and the location of the respective Non-Resident Holder, and different rates may apply under any applicable tax treaty depending on the withholding tax rate between the country of residence of the Non-Resident Holder and Brazil.

If Brazilian withholding tax were to apply to any payments on the Notes, the tax to be withheld may be deducted from the payment by the Brazilian Guarantors under the Notes. Although the Issuer or the Guarantors are required to make gross-up payments as may be necessary to ensure that the net amounts received by registered holders of the Notes after such withholding or deduction equals the respective amounts of principal and interest (or other amounts stated to be payable under the Notes) that would have been received in respect of the notes in the absence of such withholding or deduction, such obligation is subject to a number of exceptions. See "Description of Notes—Additional amounts."

We may not be able to finance a change of control offer required by the indenture that will govern the Notes.

Upon the occurrence of specific kinds of change of control events, you will have the right to require us to purchase all of the Notes then outstanding at a price equal to 101% of the principal amount of the Notes, plus accrued interest up to, but not including, the date of repurchase. We cannot assure you that we would be able to obtain sufficient funds to pay the purchase price of the outstanding Notes in these circumstances. Our failure to offer to purchase all outstanding Notes or to purchase all notes validly tendered and not withdrawn would be an event of default under the indenture. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the credit agreements that govern our Revolving Credit Facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us. Such an event of default may cause the acceleration of our other debt. Our future debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a "change of control" under the indenture.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the indenture that will govern the Notes, constitute a "change of control" that would require us to repurchase the Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See "*Description of Notes—Offer to repurchase upon a Change of Control*."

Holders of Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of "substantially all" of the Issuer's assets.

The definition of "change of control" in the indenture that will govern the Notes includes a phrase relating to the sale of "all or substantially all" of the Issuer's assets. There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, the Issuer's obligation to make a Change of Control Offer as a result of a sale of less than all of the Issuer's assets to another person may be uncertain. See "*Description of Notes—Offer to repurchase upon a Change of Control*."

The Notes are subject to transfer restrictions and are a new issue of securities for which there is currently no public market. You may be unable to sell your Notes if a trading market for the Notes does not develop.

The Notes have not been and will not be registered under the Securities Act, the Chilean Securities Markets Law or the securities law of any other jurisdiction and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons or within Chile or to Chilean residents except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws

and the Chilean Securities Markets Law, as applicable. Such exemptions include, in the case of the United States, offers and sales that occur outside the United States in compliance with Regulation S and in accordance with any applicable securities laws of any other jurisdiction and sales to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and, in the case of Chile, compliance with CMF Rule 336. See "*Notice to residents of Chile.*" For a discussion of certain restrictions on resale and transfer, see "*Plan of Distribution*" and "*Transfer Restrictions.*" Consequently, a holder of Notes and an owner of beneficial interests in those Notes must be able to bear the economic risk of their investment in the Notes for the term of the Notes.

In addition, the Notes constitute a new issue of securities with no established trading market. If a trading market for the Notes does not develop or is not maintained, holders of the Notes may experience difficulty in reselling the Notes or may be unable to sell them at all. Moreover, the ability of the initial purchasers to make a market in the Notes may be impacted by changes in any regulatory requirements (including as a result of regulatory developments) applicable to the marketing, holding and trading of, and issuing quotations with respect to, the Notes. The Notes will not be listed on any securities exchange. Currently, there is no market for the Notes.

Even if a market develops, the liquidity of any market for the Notes will depend on the number of holders of the Notes, the interest of securities dealers in making a market in the Notes and other factors; therefore, a market for the Notes may develop though it may not be liquid. If an active trading market does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and other factors.

Changes in our credit ratings issued by nationally recognized statistical rating organizations could adversely affect our cost of financing and the market price of the Notes.

Credit rating agencies rate our debt securities on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Our debt currently has a non-investment grade rating, and any rating assigned could be downgraded or withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the Notes. Downgrading or withdrawing the credit rating of our debt securities or placing us on a watch list for possible future downgrading would likely increase our cost of financing, including resulting in an increase to the interest rate applicable to borrowings under credit facilities entered into by us, limit our access to the capital markets and have an adverse effect on the market price of the Notes. There can be no assurance that the rating agencies will maintain our current ratings or outlooks and any such changes may have a material adverse effect on us.

Any future downgrading of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Notes is subsequently downgraded or withdrawn for any reason, you may not be able to resell your Notes without a substantial discount.

Changes in certain laws could lead to the redemption of the Notes by the Issuer.

Under the indenture, the Notes are redeemable at the Issuer's option, in whole (but not in part) at any time at 100% of their principal amount, together with accrued and unpaid interest to but excluding the date fixed for redemption if, as a result of changes in the laws or regulations affecting tax laws in Brazil, the Cayman Islands, Chile, Colombia, Ecuador or Peru or any authority therein or thereof or any other jurisdiction in which the Issuer or the Guarantors are organized or incorporated, doing business or otherwise subject to the power to tax, the Issuer or the Guarantors become obligated to pay additional amounts on the notes. See "*Description of Notes—Optional redemption upon a tax event.*"

We may choose to redeem the Notes when prevailing interest rates are relatively low.

We may choose to redeem the Notes from time to time, especially when prevailing interest rates are lower than the rate borne by the Notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed.

Further regulation might impair the Issuer's and the Guarantors' access to U.S. dollars for repayment of the Notes.

While the Issuer and the Guarantors are permitted, as of the date of this offering memorandum, to purchase U.S. dollars to make payments of interest and principal on the Notes, there is no assurance that they will have guaranteed access in the future to the formal exchange market for payment of interest and principal on the Notes in U.S. dollars. Future regulations or legislative changes to the current foreign exchange control regime in Brazil, the Cayman Islands, Chile, Colombia, Ecuador or Peru or any other jurisdiction in which the Issuer or the Guarantors are organized could restrict or prevent the Issuer and the Guarantors from purchasing U.S. dollars for purposes of making payments under the Notes.

At certain times we are required to make cash deposits to support bank guarantees of our obligations under certain leases or amounts we owe to certain vendors from whom we purchase goods and services. In light of the foregoing factors, the amount of cash that appears on our balance sheet may overstate the amount of liquidity we have available to meet our business or debt obligations, including obligations under the Notes.

Holders of the Notes may find it difficult to enforce civil liabilities against us and the Guarantors, and their directors, officers and controlling persons.

LATAM is organized under the laws of Chile, and its principal place of business (*domicilio social*) is in Santiago, Chile. Certain of the Guarantors are organized, incorporated, formed and/or registered (as applicable) under the laws of Brazil, the Cayman Islands, Chile, Colombia, Ecuador and Peru. Most of our and their directors, officers and controlling persons reside outside of the United States. In addition, most of our and their assets are located outside of the United States. As a result, it may be difficult for holders of Notes to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. LATAM and certain of the Guarantors have been advised by their respective counsel that there is doubt as to the enforceability against such persons in Brazil, the Cayman Islands, Chile, Colombia, Ecuador and Peru, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based upon the U.S. federal securities laws. See "*Enforceability of Civil Liabilities*."

In addition, our creditors may hold negotiable instruments or other instruments governed by local law that grant rights to attach our assets at the inception of judicial proceedings in the relevant jurisdiction, which attachment is likely to result in priorities benefitting those creditors when compared to the rights of holders of the Notes.

Certain of the Guarantors may be subject to certain regulatory requirements in the Cayman Islands.

Cayman Islands anti-money laundering legislation

Certain of the Guarantors are subject to the Anti-Money Laundering Regulations (as amended) of the Cayman Islands (together with The Guidance Notes on the Prevention and Detection of Money Laundering, Terrorist Financing and Proliferation Financing in the Cayman Islands (or equivalent legislation and guidance, as applicable), and each as amended and revised from time to time, "Cayman AML Regulations"). The Cayman AML Regulations apply to anyone conducting "relevant financial business" in or from the Cayman Islands intending to form a business relationship or carry out a one-off transaction. The Cayman AML Regulations require a financial service provider to maintain certain anti-money laundering procedures including those for the purposes of verifying the identity and source of funds of an "applicant for business"; e.g., an investor, as well as the identity of the beneficial owner/controller of an "applicant for business," where applicable. Unless simplified due diligence applies, including where an entity is regulated by a recognised overseas regulatory authority and/or listed on a recognised stock exchange in a low risk jurisdiction, the Guarantors subject to the Cayman AML Regulations, or their agents will be required to verify each investor's identity and the source of the funds used by such investor for purchasing the Notes. Application of an identity verification exemption at the time of purchase of the notes may nevertheless require verification of

identity prior to payment of proceeds from the notes. In addition, if any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands ("FRA"), pursuant to the Proceeds of Crime Act (as amended) of the Cayman Islands ("PCA"), if the disclosure relates to criminal conduct or money laundering, or (ii) a police constable of the rank of inspector or higher, or the FRA, pursuant to the Terrorism Act (as amended) of the Cayman Islands ("Terrorism Act"), if the disclosure relates to involvement with terrorism or terrorist financing and property. If the Guarantors subject to the Cayman AML Regulations were determined by the Cayman Islands authorities to be in violation of the PCA, the Terrorism Act or the Cayman AML Regulations, they could be subject to substantial criminal penalties and/or administrative fines. The Issuer and certain of the Guarantors may be subject to similar restrictions in other jurisdictions. Such a violation could materially adversely affect the timing and amount of payments to the holders of the Notes. By subscribing for the Notes, the noteholders consent to the disclosure by the Issuer, Guarantors and any affiliate or delegate of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

The Cayman Islands financial institution reporting regime: automatic exchange of financial account information

The Cayman Islands has entered into an intergovernmental agreement to improve international tax compliance and the exchange of information with the United States (the "US IGA"). The Cayman Islands has also signed, along with a substantial number of other countries, a multilateral competent authority agreement to implement the OECD Standard for Automatic Exchange of Financial Account Information – Common Reporting Standard ("CRS" and together with the US IGA, "AEOI").

Cayman Islands regulations have been issued to give effect to the US IGA and CRS (collectively, the "AEOI Regulations"). Pursuant to the AEOI Regulations, the Cayman Islands Tax Information Authority (the "TIA") has published guidance notes on the application of the US IGA and CRS.

All Cayman Islands "Financial Institutions" (including certain of the Guarantors) are required to comply with the registration, due diligence and reporting requirements of the AEOI Regulations, unless the Guarantors subject to the AEOI Regulations are able to rely on an exemption that permits them to be treated as a Cayman Islands "Non-Reporting Financial Institution" (as defined in the relevant AEOI Regulations). Certain of the Guarantors are relying upon one of the available exemptions in each of the AEOI Regulations and therefore qualify as a "Non-Reporting Financial Institution." As such, certain of the Guarantors will have no obligations under the AEOI Regulations save in relation to CRS where the Guarantors subject to the AEOI Regulations will be obliged to notify the Cayman Islands Tax Information Authority of (i) its status and classification under CRS (including the relevant exemption it is relying upon), and (ii) the details of the individual appointed as principal point of contact and a second individual who has the authority to change such principal point of contact, in respect of such Guarantors.

The disclosure by the Issuer or Guarantors or such other service provider or delegate, of certain information relating to an investor to the TIA or equivalent authority and any other foreign government body may be required. Such information may include, without limitation, confidential information such as financial information concerning a noteholder's investment, and any information relating to any shareholders, principals, partners, beneficial owners (direct or indirect) or controlling persons (direct or indirect) of such noteholder.

Beneficial ownership reporting regime

Pursuant to the Beneficial Ownership Transparency Act, 2023 ("BOTA"), a company that is incorporated, formed or registered under the laws of the Cayman Islands (except a foreign company under Part IX of the Companies Act (as amended)) is required to maintain a beneficial ownership register, which includes identifying its registrable beneficial owners (RBOs") and providing certain details of such RBOs to its corporate service provider ("CSP") to file with the Registrar of Companies (the "Registrar"). The details of RBOs required to be recorded on a beneficial ownership register are generally limited to the identity and certain related particulars of (i) any person who ultimately owns or controls directly or indirectly (including through a joint arrangement) 25% or more of the shares or voting rights in respect of the company; (ii) any person who otherwise exercises ultimate effective control of the management of the company; or (iii) any person who is identified as exercising control over the company through other means.

Under the BOTA, a subsidiary of a listed entity (as defined in the BOTA) on an approved stock exchange (as defined in the BOTA) may, as an alternative route to compliance with the BOTA, provide its CSP with details of its parent entity's listing status. Certain of the Guarantors are subsidiaries of LATAM, a company listed on the New York Stock Exchange (which is an "approved stock exchange" as defined in the BOTA). Accordingly, the Guarantors incorporated, formed and/or registered (as applicable) in the Cayman Islands are required to maintain a beneficial ownership register, except for those which are subsidiaries of LATAM that are eligible to benefit from the alternative route to compliance with the BOTA by providing details of LATAM's listing status to their CSP.

If we default on our obligations to pay their other indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our other indebtedness that is not waived by the required holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could leave us unable to pay principal or interest on the Notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal or interest on such indebtedness, or if we otherwise fail to comply with the applicable covenants, including financial and operating covenants, in the agreements governing their other indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be immediately due and payable, together with accrued and unpaid interest, which in turn could trigger cross defaults under the other agreements governing our indebtedness. We may not have, and may not be able to obtain, sufficient funds to pay any accelerated amounts, and we could be forced into bankruptcy or liquidation. If an event of default or declaration of acceleration were to occur and not be cured, then our business, operating results and financial condition could be materially and adversely affected.

Federal, state and local fraudulent transfer laws may permit a court to void the Notes, the Note Guarantees and/or the grant of Collateral, and, if that occurs, you may not receive any payments on the Notes.

Federal, state and local fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of the Note Guarantees of the Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Notes or the Note Guarantees thereof (or the grant of Collateral securing any such obligations) could be voided as a fraudulent transfer or conveyance if the Issuer or any of the Guarantors, as applicable, (a) issued the Notes or incurred the Note Guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the Note Guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

- the Issuer or any of the Guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the Note Guarantees;
- the issuance of the Notes or the incurrence of the Note Guarantees left the Issuer or any of the Guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;
- the Issuer or any of the Guarantors intended to, or believed that the Issuer or such Guarantor would, incur debts beyond the Issuer's or such Guarantors' ability to pay as they mature; or
- the Issuer or any of the Guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against the Issuer or the Guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a Guarantor did not receive reasonably equivalent value or fair consideration for its Note Guarantee to the extent the Guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the Notes.

We cannot be certain as to the standards a court would use to determine whether or not the Issuer or the Guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes or the Note Guarantees would be subordinated to the Issuer's or any of Guarantors' other debt. In general, however, a court would deem an entity insolvent if:

- the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;
- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they became due.

If a court were to find that the issuance of the Notes, the incurrence of a Note Guarantee or the grant of security was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or that Note Guarantee, void the grant of Collateral, subordinate the Notes or that Note Guarantee to presently existing and future indebtedness of the Issuer or of the related Guarantor, or require the holders of the Notes to repay any amounts received with respect to that Note Guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes. Further, the avoidance of the Notes could result in an event of default with respect to the Issuer's and its subsidiaries' other debt that could result in acceleration of that debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the Notes to other claims against the Issuer under the principle of equitable subordination if the court determines that (1) the holder of Notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of Notes and (3) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Holders of the Notes and Note Guarantees will not be entitled to registration rights, and we do not intend to register the Notes or the Note Guarantees under applicable federal and state securities laws. Accordingly, there are restrictions on your ability to transfer or resell your Notes without registration under applicable securities laws.

The Notes are being offered and sold pursuant to an exemption from registration under U.S. and applicable state securities laws. We will not be required to, and do not intend to, register the Notes or the Note Guarantees under the Securities Act or any state securities laws. Therefore, you may transfer or resell the Notes in the U.S. only in a transaction registered under or exempt from the registration requirements of the U.S. and applicable state securities laws, and you may be required to bear the risk of your investment for an indefinite period of time. See "Transfer restrictions." By receiving the Notes, you will be deemed to have made certain acknowledgments, representations and agreements as set forth under "*Transfer Restrictions*."

Changes in U.S. federal income tax law or in the Chilean tax legislation may affect the anticipated tax treatment of the purchase, ownership and disposition of the Notes.

All statements contained in this offering memorandum concerning the U.S. federal income tax, Chilean tax (or other tax) consequences of the purchase, ownership and disposition of the Notes are based on existing law and interpretations thereof. The effect of future tax law provisions is uncertain and future administrative guidance may result in changes to the tax consequences of purchasing, owning, and disposing of the Notes. If there is a change in tax laws applicable to us in any of the jurisdictions in which we operate, such as the proposed change to tax law currently under discussion in Chile (as described under "*—Future modifications to the Chilean tax system may have a material adverse effect on us*"), there could be a material impact on the tax consequences of the ownership and disposition of the Notes (as compared to the tax consequences under existing law). No assurance can be given that the currently anticipated tax treatment of the purchase, ownership and disposition of the Notes will not be modified by legislative, judicial, or administrative changes, possibly with retroactive effect, to the detriment of a holder.

Future modifications to the Chilean tax system may have a material adverse effect on us.

Chilean authorities have interpreted some tax regulations differently from private companies and have also changed their interpretations and implemented new tax regimes over time. Some of these changes may result in increased tax payments, which could adversely affect industry profitability and increase the costs, restrict our ability to do business and cause our financial results to suffer. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Chilean taxes (due to changes in the tax laws or their interpretation) applicable to us and our operations.

On February 24, 2020, Law No. 21,210, which resulted from an agreement between the Ministry of Finance and the leading political parties (*acuerdo tributario*) to finance the social agenda and benefit small and medium-sized enterprises and low-income senior citizens, was published. This tax reform, among other measures: (i) established a partially integrated regime as a single tax system for large companies, with a 27% tax rate that could be partially deductible from the final tax to be paid by some of the owners of the taxpayer entity, who will have a maximum tax burden of 44.5%; (ii) created a new special tax regime for small and medium-sized enterprises. with a 25% corporate tax rate (temporarily reduced to 10% rate for fiscal year 2024, and 12.5% for fiscal year 2025); (iii) an increase from 35% to 40% in the personal income tax maximum bracket applicable to Chilean-resident individuals with a gross monthly income in excess of Ch$200 million, approximately; (iv) established a progressive tax ranging from 0.075% to 0.275% on real estate properties owned by a taxpayer with a total taxable value exceeding Ch$400 million; (v) established a progressive discontinuation of the provision allowing Chilean holding companies that incur tax losses to claim a refund of the corporate income tax paid by their Chilean affiliates on dividends received by such holding company; (vi) established a special tax contribution of 1% on investments in fixed assets in excess of U.S.$10 million (for the part of the excess) for the benefit of regions hosting projects that exceed U.S.$10 million when a given project requires submission to the environmental approval system for approval; and (vii) the extension of the ability to credit 100% of the corporate income tax to December 31, 2026 for investors residing in countries with which Chile has signed a tax treaty before January 1, 2020, even if such a treaty is not yet in force.

On February 4, 2022, Law No. 21,420 was enacted to reduce or eliminate certain tax exemptions in order to finance the Universal Guaranteed Pension Law (*Pensión Garantizada Universal*), created by Law No. 21,419. Among other amendments, Law No. 21,420: (i) included the abrogation, effective as from September 2, 2022, of the exemption on capital gains obtained in the sale of certain public offering securities that have high stock market presence by taxing it with a single income tax, at a rate of 10% (except for capital gains obtained by institutional investors of those referred to in letter e) of Article 4 bis of the Chilean Securities Market Law, i.e. banks, financial companies, insurance companies, fund managers of third parties authorized by law and other entities indicated by the CMF through a general rule, whether they are domiciled or resident in Chile or abroad); and (ii) it provided that, in general, all services are subject to VAT, except for those expressly exempted (effective for services rendered on or after January 1, 2023).

On December 19, 2023, the Treaty for the Avoidance of Double Taxation between Chile and the United States entered into force, with its provisions having effect (i) with respect to taxes withheld at source, for amounts paid or credited on or after February 1, 2024; and (ii) with respect to other taxes, for the taxable period beginning on January 1, 2024.

On January 29, 2024, the Chilean government submitted a new tax bill for the Chilean Congress' approval. This proposed legislation, known as the "Tax Obligations Compliance Bill," aimed to align tax compliance regulations with international standards of modern taxation and increase tax collection by reducing the tax compliance gap in order to finance structural reforms to the pension system, improve public safety, and achieve institutional reinforcement. The Tax Obligations Compliance Bill, which is part of the "Agreement for Economic Growth, Social Progress, and Fiscal Responsibility", constitutes the second attempt by the government to introduce a tax reform, after the Chilean Congress rejected a previous bill on March 8, 2023. The bill outlines the following guidelines: (i) modernize the tax administration and the Tax Courts; (ii) control informality in the development of commercial activities; (iii) upgrade the regulations on tax offenses; (iv) confront aggressive tax planning; (v) provide new faculties to the Taxpayer's Defender; and (vi) regularize compliance with tax obligations. After several discussions and amendments to its original version, the bill was approved by the Chilean Congress on September 25, 2024, and will become effective upon promulgation and publication in the Chilean Official Gazette.

The Brazilian government has exercised and continues to exercise significant influence on the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian economy has been characterized by intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit and other policies to influence the course of Brazil's economy. The Brazilian government's actions to control inflation and affect other policies have often involved wage and price controls, depreciation of the real, controls on remittances abroad, fluctuations of the Brazilian Central Bank's base interest rate, as well as other measures.

We do not have any control over what measures or policies the Brazilian government may adopt in the future and we cannot foresee them. Our business in Brazil, financial condition, results of operations, and prospects may suffer from significant changes in policies or regulations involving or affecting factors, such as:

- expansion or contraction of the global or Brazilian economy;
- currency exchange controls and restrictions on remittances abroad;
- economic and social instability;
- liquidity of domestic capital and lending markets;
- political elections;
- import and export controls;
- significant exchange rate fluctuations;
- changes in tax regimes and taxation;
- changes in labor regulations;
- financing of government fiscal deficits;
- interest rates;
- inflation;
- monetary policy;
- the regulatory environment applicable to our activities;
- fiscal policy; and
- other political, diplomatic, social, and economic events that may take place in Brazil or may affect it.

Uncertainty regarding the Brazilian government's implementation of changes in policies or regulations that may affect these or other factors in the future could contribute to economic uncertainty in Brazil and to heightened volatility in the market for Brazilian securities and for securities issued abroad by Brazilian companies. Such uncertainties and other future developments in the Brazilian economy and governmental policies in respect of the above may materially and adversely affect us.

Brazilian politics have historically affected the performance of the Brazilian economy, and past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown and volatility of securities issued by Brazilian companies.

Developments in Brazil's political landscape may also impact us. Uncertainty regarding political developments and over whether the current government of President Luis Inácio Lula da Silva or future Brazilian governments will implement changes in policy or regulation affecting these or other factors in the future, including as a result of impacts of the Russia-Ukraine conflict, the conflict among Israel and militant groups in the Middle East (including Hamas), emerging geopolitical conflicts (including rising tensions between China and Taiwan and the relationship between China and the United States), other internal or external factors sustaining persistent inflation, among other factors, may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on us and our securities. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us or the future trading prices of the Notes offered hereby. We cannot predict what future policies will be

adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy or cause an adverse effect on us.

Government policies and actions as well as judicial decisions in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including us. The president of Colombia as well as the Colombian Congress and the Central Bank (especially in foreign exchange matters) have considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that could negatively affect us. Future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

On August 7, 2022, Gustavo Petro ("*Pacto Historico*" left-wing coalition) was sworn as the new president of Colombia. Mr. Petro is the first ever left-wing democratically elected president in Colombia and has indicated during his campaign that, if elected, he would introduce significant changes in economic policy to reduce poverty and dependence on oil exports, and introduce tax and pension reform. In March 2023, Petro announced his plans to amend the Constitution in order to achieve the social transformation he had promised in his political campaign. There can be no assurance that the governments of Colombia will continue to pursue business friendly and open market economic policies or policies that stimulate the economic growth and social stability. Any changes in the Colombian economy or the respective economic policies, may have a negative impact on our business.

Exchange Rates

Chile has two currency markets, the Formal Exchange Market (*mercado cambiario formal,* the "Formal Exchange Market"), comprised of banks and other entities authorized by the Central Bank of Chile (the "Central Bank"), and the Informal Exchange Market (*mercado cambiario informal,* the "Informal Exchange Market"), comprised of entities that are not expressly authorized to operate in the formal exchange market, such as certain foreign exchange houses and travel agencies, among others. Purchases and sales of foreign currencies that may be conducted outside the formal exchange market can be carried out on the informal exchange market at the "spot rate." Pursuant to current Chilean regulations, the Central Bank must be informed of certain transactions, and it is empowered to determine that certain purchases and sales of foreign currencies be carried out on the formal exchange market. Both the formal and informal exchange markets are driven by free market forces.

The observed exchange rate for the U.S. dollar to Chilean *pesos* (*dólar observado*) (the "Observed Exchange Rate"), which is reported by the Central Bank and published daily in the Official Gazette, is computed by taking the weighted average of the previous business day's transactions on the formal exchange market. The Central Bank has the power to intervene by buying or selling foreign currency on the formal exchange market to attempt to maintain the Observed Exchange Rate within a desired range. During the past few years, the Central Bank has intervened to keep the Observed Exchange Rate within a certain range only under special circumstances. Although the Central Bank is not required to purchase or sell U.S. dollars at any specific exchange rate, it generally uses spot and forward rates for its transactions. Other banks generally carry out authorized transactions at spot rates as well.

The Informal Exchange Market reflects transactions carried out at an informal exchange rate (the "Informal Exchange Rate"). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant.

The following table sets forth the annual low, high, average and period-end Observed Exchange Rate for U.S. dollars for the periods indicated, as reported by the Central Bank.

	Observed Exchange Rate Ch$ per U.S.$			
Period	**Low(1)**	**High(1)**	**Average(2)**	**Period End(3)**
2016	645.22	730.31	676.83	669.47
2017	615.22	679.05	649.33	614.75
2018	588.28	698.56	640.29	694.77
2019	649.22	828.25	702.63	748.74
2020	710.26	867.83	792.22	710.95
2021	693.74	868.76	759.27	850.25
2022	777.10	1,042.97	872.33	859.51
2023	781.49	945.61	839.07	884.59
January 2024	877.12	932.66	907.99	932.66
February 2024	932.26	986.85	963.44	980.19
March 2024	941.42	983.80	967.93	982.38
April 2024	940.61	985.05	960.14	943.62
May 2024	886.79	954.36	917.88	917.98
June 2024	905.37	951.02	926.08	951.02
July 2024	908.92	956.63	937.56	956.58
August 2024	907.32	957.57	929.9	917.38
September (through September 25, 2024)	911.51	948.85	930.83	911.51

Source: Central Bank of Chile

(1) Exchange rates are the actual low and high for each period.

(2) The average rate is calculated as the average of the exchange rates on the last day of each month during the period.

(3) Each annual period ends on December 31, and the respective period-end exchange rate is published by the Central Bank on the first business day of the following year. Each monthly period ends on the last calendar day of such month, and the respective period end exchange rate is published by the Central Bank on the first business day of the following month.

We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted in U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Exchange Controls

The Central Bank is the entity responsible for monetary policies and exchange controls in Chile. Chilean issuers are authorized to offer securities internationally provided they comply with, among other things, the provisions of the Compendium of Foreign Exchange Regulations (*Compendio de Normas de Cambios Internacionales*) of the Central Bank (the "Central Bank Compendium"), as amended from time to time.

Pursuant to the provisions of the Central Bank Compendium, it is not necessary to seek the Central Bank's prior approval in order to issue the Notes. The Central Bank only requires that (i) the remittance of funds obtained from the sale of the Notes into Chile be made through the Formal Exchange Market and disclosed to the Central Bank as described below; and (ii) all remittances of funds to make payments under the Notes made from Chile be made through the Formal Exchange Market and disclosed to the Central Bank as described below.

The proceeds of the sale of the Notes may be brought into Chile or held abroad. If we remit the funds obtained from the sale of the Notes into Chile, such remittance must be made through the Formal Exchange Market and we must deliver to the Central Bank directly or through an entity of the Formal Exchange Market an annex providing information about the transaction, together with a letter instructing such entity to deliver us the foreign currency or the peso equivalent thereof. If we do not remit the funds obtained from the sale of the Notes into Chile, we have to provide the same information to the Central Bank directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which we received the funds. The regulations require that the information provided describe the financial terms and conditions of the securities offered, related guarantees and the schedule of payments.

All payments in connection with the Notes made from Chile must be made through the Formal Exchange Market. Pursuant to the Central Bank Compendium, no prior authorization from the Central Bank is required for such payments in U.S. dollars. The participant of the Formal Exchange Market involved in the transfer must provide certain information to the Central Bank on the banking business day following the day of payment. In the event payments are made outside Chile using foreign currency held abroad, we must provide the relevant information to the Central Bank directly or through an entity of the Formal Exchange Market within the first 10 days of the month following the date on which the payment was made. Beginning January 1, 2026, such information shall be provided directly or through an entity of the Formal Exchange Market by means of a centralized electronic Exchange Information System or *Sistema de Información Cambiaria* (SICAM) within the terms to be set forth in a new Operative Regulation (*Reglamento Operativo*) that is in process of being approved by the Central Bank.

Under the Central Bank Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof will affect foreign investors who have acquired the Notes. We cannot assure you that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent us from acquiring U.S. dollars or that further restrictions applicable to us will not affect our ability to remit U.S. dollars for payment of interest or principal on the Notes.

The above is a summary of the Central Bank's regulations with respect to the issuance of debt securities, including the Notes, as in force and effect as of the date of this offering memorandum. We cannot assure you that restrictions will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Central Bank Compendium, a copy of which is available from us upon request.

Use of Proceeds

We estimate that the net proceeds from the sale of the Notes will be approximately U.S.$1,367.8 million, after deducting the initial purchasers' discount and estimated offering expenses.

We intend to use the net proceeds of this offering, together with cash on hand of LATAM, for the repayment of certain indebtedness, including to repay the Existing Term Loan B with an aggregate principal amount of U.S.$1,083.5 million (under which affiliates of certain of the initial purchasers are lenders and would receive a portion of the amounts repaid under that facility) and redeem in full the 2027 Notes with an aggregate principal amount of $450.0 million (a portion of which are held by affiliates of certain of the initial purchasers), and the remainder for general corporate purposes. See "*Plan of Distribution*."

Capitalization

The following table sets forth information concerning our total capitalization, which is comprised of cash and cash equivalents, secured debt, unsecured debt, lease liabilities and total equity (i) as of June 30, 2024, and (ii) as of June 30, 2024, as adjusted to give effect to the completion of this offering and the application of the proceeds therefrom, together with cash on hand of LATAM, to repay the Existing Term Loan B and redeem in full the 2027 Notes. This table should be read in conjunction with the section entitled "*Summary—Summary Financial and Other Operating Information*" and our consolidated financial statements and related notes incorporated by reference herein from our Unaudited Interim Consolidated Financial Statements and the 2023 Annual Report.

	As of June 30, 2024 (unaudited)	**As of June 30, 2024, as adjusted**
	(U.S.$ thousands)	**(U.S.$ thousands)**
Cash and cash equivalents[(1)]	**1,853,359**	**1,642,482**
Debt and lease liabilities[(2)]		
Total secured debt	3,732,362	3,598,862
Total unsecured debt	151,921	151,921
Total lease liabilities	3,274,268	3,274,268
Total debt and lease liabilities	**7,158,551**	**7,025,051**
Total equity	**528,071**	**386,698**
Total capitalization[(3)]	**7,686,622**	**7,411,749**

(1) As adjusted amount includes the use of cash to pay the redemption premium on the 2027 Notes as well as transaction fees and expenses.

(2) In addition to the debt and lease liabilities reflected in the table, as of the date of this offering memorandum, we have unused commitments of U.S.$1,550.0 million under our Revolving Facilities. For more information about these facilities, see "*Summary—Recent Developments—Refinancing of Revolving Credit Facilities*" and Notes 31(a) and 36(c) to our Unaudited Interim Consolidated Financial Statements, which have been incorporated by reference in this offering memorandum.

(3) Total capitalization includes the sum of total debt and lease liabilities and total equity.

Description of Notes

We will issue the notes (as defined below) under an indenture (the "indenture"), dated as of October 15, 2024, among LATAM Airlines Group S.A. (the "Issuer"), the Guarantors (as defined below), Wilmington Trust, National Association, as trustee (the "Trustee") and as collateral trustee (in such capacity, the "collateral trustee").The following summarizes the material provisions of the indenture, the notes and the Security Documents (as defined). The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture, the notes and the Security Documents, which we urge you to read because they, and not this description, define your rights as a note holder. See "—Certain definitions" below for definitions of certain capitalized terms used in the following description. Copies of the indenture and the Security Documents are available as set forth below under "—Additional information." References in this "Description of notes" section to the "Issuer" refer to the Issuer on a stand-alone basis without its subsidiaries.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Principal, maturity and interest

We will initially issue (i) $1,400,000,000 aggregate principal amount of 7.875% senior secured notes due April 15, 2030 (the "notes"). The Issuer may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption "—Certain covenants—Limitation on Liens." The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under such indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that any additional notes shall be issued under a separate CUSIP number unless such additional notes are issued pursuant to a "qualified reopening" of the original issuance of notes, are otherwise treated as part of the same "issue" of debt instruments as the original issuance of notes or are issued with less than a de minimis amount of original issue discount, in each case for U.S. federal income tax purposes. The Issuer will issue notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on April 15, 2030. The notes will be denominated in U.S. dollars and all payments of principal and interest thereon will be paid in U.S. dollars.

The notes will bear interest at the rate of 7.875% per year on the principal amount thereof from the original issue date or from the most recent date to which interest has been paid or for which interest has been provided; provided that in addition to such amounts, Special Interest will be payable on the notes under the circumstances set forth in "—Certain covenants—Asset Coverage Ratio" and shall be considered interest on the notes hereunder. Interest is payable semiannually in arrears on April 15 and October 15, commencing on April 15, 2025, to holders of record at the close of business on the April 1 and October 1 (whether or not a business day) immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or redemption date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day with the same force and effect as if made on such scheduled payment date and without any interest or other payment due to the delay. Interest is calculated using a 360-day year composed of twelve 30-day months.

Interest will cease to accrue on a note upon its maturity, cancellation, redemption or purchase by us at the holder's option upon a Change of Control. We may not reissue a note that has matured, been redeemed, been purchased by us at the holder's option upon a Change of Control or otherwise been cancelled, except for registration of transfer, exchange or replacement of such note.

Additional amounts

All payments (including any premium paid upon redemption of the notes) by or on behalf of the Issuer or a successor in respect of the notes or the Guarantors or a successor in respect of any note guarantees, will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed or levied by or on behalf of Chile, Brazil, the Cayman Islands, Colombia, Ecuador, Peru or the United States or any authority therein or thereof or any other jurisdiction in which the Issuer or the Guarantors (or in each case, their successors) are organized or doing business

or from or through which payments are made in respect of the notes, or any political subdivision or taxing authority thereof or therein (any of the aforementioned being a "Taxing Jurisdiction"), unless the Issuer or the Guarantors (or their respective successors) are compelled by law to deduct or withhold such taxes, duties, assessments, or governmental charges. In such event, the Issuer or the Guarantors (or their respective successors) will make such deduction or withholding, make payment of the amount so withheld to the appropriate Governmental Authority and pay such additional amounts as may be necessary to ensure that the net amounts received by registered holders of the notes after such withholding or deduction shall equal the respective amounts of principal and interest (or other amounts stated to be payable under the notes) that would have been received in respect of the notes in the absence of such withholding or deduction. Notwithstanding the foregoing, no such additional amounts shall be payable:

(1) to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such note by reason of the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership, or a corporation) and the relevant Taxing Jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein, other than the mere holding of the note or enforcement of rights under the indenture and the receipt of payments with respect to the note;

(2) in respect of notes surrendered or presented for payment (if surrender or presentment is required) more than 30 days after the Relevant Date (as defined below) except to the extent that payments under such note would have been subject to withholdings and the holder of such note would have been entitled to such additional amounts, on surrender of such note for payment on the last day of such period of 30 days;

(3) to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder's failure to comply, with any certification, identification, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such holder (or of a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership, or a corporation), if (a) compliance is required by law or an applicable income treaty as a precondition to, exemption from, or reduction in the rate of, the tax, duty, assessment or other governmental charge and (b) the Issuer has given the holders at least 30 days' notice that holders will be required to provide such certification, identification, documentation or other requirement;

(4) in respect of any estate, inheritance, gift, sales, transfer, capital gains, excise or personal property or similar tax, duty, assessment or governmental charge, other than as provided in "—Documentary taxes" below;

(5) in respect of any tax, duty, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of (including premium) or interest on the note;

(6) in respect of any tax imposed on overall net income or any branch profits tax; or

(7) in respect of any combination of the above.

Notwithstanding anything to the contrary in this caption "—Additional amounts," none of the Issuer, the Guarantors, their respective successors, the paying agent or any other person shall be required to pay any additional amounts with respect to any payment in respect of any taxes imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or any successor law or regulation implementing or complying with, or introduced in order to conform to, such sections, or imposed pursuant to any intergovernmental agreement or any agreement entered into pursuant to section 1471(b)(1) of the Code.

In addition, no additional amounts shall be paid with respect to any payment on a note to a holder who is a fiduciary, a partnership, a limited liability company or other than the sole beneficial owner of that payment to the extent that payment would be required by the relevant Taxing Jurisdiction to be included in the income, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership, an interest holder in a limited liability company or a beneficial owner who would not have been entitled to the additional amounts had that beneficiary, settlor, member or beneficial owner been the holder.

"Relevant Date" means, with respect to any payment on a note, whichever is the later of: (i) the date on which such payment first becomes due; and (ii) if the full amount payable has not been received by the Trustee on or prior to such due date, the date on which notice is given to the holders that the full amount has been received by the Trustee.

Payments on the notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation.

Each of the Issuer and the Guarantors (or their respective successors) will pay any Taxes required to be deducted or withheld pursuant to applicable law and will furnish to the holders (with a copy to the Trustee), within 60 days after the date such payment is due, either certified copies of Tax receipts evidencing such payment, or, if such receipts are not obtainable, other evidence of such payments reasonably satisfactory to the holders.

In the event that additional amounts actually paid with respect to the notes described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such notes, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Issuer.

Any reference in this offering memorandum, the indenture or the notes to principal, interest or any other amount payable in respect of the notes by the Issuer or the note guarantee by the Guarantors (or their successors) will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection.

The foregoing obligation will survive termination or discharge of the indenture.

Documentary taxes

The Issuer or the Guarantors, as applicable, will pay when due any present or future stamp, transfer, court or documentary Taxes or any other excise or property Taxes, charges or similar levies and any penalties, additions to Tax or interest due with respect thereto imposed by Chile, Florida, Brazil, the Cayman Islands, Colombia, Ecuador or Peru (or, in each case, any political subdivision or Governmental Authority thereof or therein having power to tax) with respect to the initial execution, delivery or registration of the notes or any other document or instrument relating thereto.

The note guarantees

On the Issue Date, the obligations of the Issuer under the notes and the indenture will be fully and unconditionally guaranteed on a senior secured basis, jointly and severally, by each of our Restricted Subsidiaries that either (x) guarantees or becomes an obligor under any Priority Lien Debt, any Junior Lien Indebtedness or any unsecured Permitted Refinancing Indebtedness in respect of such Indebtedness or (y), except for Excluded Subsidiaries, grants any Lien on the Collateral or owns or holds any Significant Assets (collectively, the "Guarantors").

On the Issue Date, the Guarantors will be as follows:

- *Brazil*: TAM S.A., Tam Linhas Aéreas S.A.; Multiplus Corretora de Seguros Ltda., Prismah Fidelidade Ltda., Fidelidade Viagens e Turismo S.A.; TP Franchising Ltda. and ABSA – Aerolinhas Brasileiras S.A.;

- *Cayman Islands*: LATAM Finance Limited and Peuco Finance Limited;

- *Chile*: Lan Cargo S.A.; Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A., Lan Cargo Inversiones S.A., Holdco Colombia I SpA, Holdco Ecuador S.A. and Holdco I S.A.;

- *Colombia*: Línea Aérea Carguera de Colombia S.A. and Aerovías de Integración Regional S.A.;

- *Ecuador*: LATAM-Airlines Ecuador S.A.;

- *Florida*: Professional Airline Services, Inc., Professional Airline Cargo Services, LLC, Cargo Handling Airport Services LLC, Connecta Corporation, Prime Airport Services, Inc., Maintenance Service Experts LLC, Lan Cargo Repair Station, LLC and Professional Airline Maintenance Services LLC; and

- *Peru*: LATAM Airlines Perú S.A. and Inversiones Aéreas S.A.

For the twelve months ended June 30, 2024, our non-guarantor subsidiaries represented approximately 0.9% of our net revenue, approximately -6.3% of our Adjusted Operating Income (as defined in the offering memorandum of which this "Description of notes" is a part) and approximately -1.9% of our Adjusted EBITDAR. As of June 30, 2024, our non-guarantor subsidiaries represented 1.9% of our total assets and had $346.0 million of total liabilities, including trade payables but excluding intercompany liabilities.

There is a risk that the note guarantees are voidable under applicable law relating to fraudulent transfer or conveyance or similar laws affecting the rights of creditors generally. See "Risk factors— Risks related to the Notes offering—Federal, state and local fraudulent transfer laws may permit a court to void the Notes, the Note Guarantees and/or the grant of Collateral, and, if that occurs, you may not receive any payments on the Notes." The indenture provides that in the event that the obligations of any Guarantor (or any additional guarantor) under the note guarantees would constitute such a fraudulent transfer or conveyance or violation of similar laws, then the liability of such Guarantor (or any additional guarantor) under the applicable note guarantee will be reduced to the extent necessary to eliminate such fraudulent transfer or conveyance or violation.

On and after the Issue Date, each Guarantor (and, in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor, the corporation acquiring such property) will be released from all obligations under its note guarantee upon:

(1) (a) any sale or other disposition of all or substantially all of the assets of such Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of Capital Stock of any Guarantor such that after giving effect to such sale or other Disposition such Guarantor is no longer a Subsidiary, in each case to a Person that is not (either before or after giving effect to such transactions) the Issuer or a Guarantor (and excluding the merger or consolidation of such Guarantor with or into any Issuer or another Guarantor), and in each case, in a transaction permitted in accordance with the terms of the indenture;

(b) designation of such Guarantor as an Unrestricted Subsidiary in accordance with the terms of the indenture;

(c) the election by the Issuer to (A) cause a Designated Guarantor to be an Excluded Subsidiary (provided that such Designated Guarantor is either an Excluded Aircraft Subsidiary or does not own any Significant Assets at such time of election (other than pursuant to the thresholds set forth in clause (g) of the definition of "Excluded Subsidiary")) or (B) cause any Guarantor that becomes a Guarantor after the Issue Date to be an Excluded Subsidiary pursuant to the thresholds set forth in clause (g) of the definition of "Excluded Subsidiary");

(d) Legal Defeasance or Covenant Defeasance in accordance with the terms described under the caption "—Legal Defeasance and Covenant Defeasance" or satisfaction and discharge of the indenture in accordance with the terms described under the caption "—Satisfaction and discharge";

(e) a Collateral Release Event as described in "—Security for the notes—Release of Collateral Upon Collateral Release Event"; or

(2) the delivery by the Issuer to the Trustee of an officer's certificate and an opinion of counsel stating that such transaction or release was made in accordance with the provisions of the indenture.

Upon the delivery of such officer's certificate and opinion of counsel, the Trustee, the collateral trustee and the Local Collateral Agents, as applicable, will use commercially reasonable efforts to execute and deliver any documents

reasonably requested by the Issuer or any such Guarantor and at the sole cost and expense of the Issuer, in order to evidence the release of any Guarantor from its obligations under its note guarantee.

Ranking of the notes and the note guarantees

The notes and the note guarantees will be our and the Guarantors' senior secured obligations and will:

- rank equally in right of payment with all of our and the Guarantors' existing and future senior indebtedness (including the 2029 Notes Obligations and the Revolving Credit Facility, but subject to obligations in respect of the Revolving Credit Facility being satisfied on a "first out" basis, as described below);

- rank equally with all of our and the Guarantors' existing and future indebtedness that is secured on a first-priority basis by the Collateral (including the 2029 Notes Obligations and the Revolving Credit Facility, but subject to obligations in respect of the Revolving Credit Facility being satisfied on a "first out" basis from the proceeds of the Collateral);

- rank effectively senior to (a) our and the Guarantors' existing and future secured indebtedness that is not secured on a first-priority basis by the Collateral (including any Junior Lien Indebtedness) and (b) our and the Guarantors' existing and future unsecured indebtedness, in each case to the extent of the value of the Collateral securing the notes;

- rank senior in right of payment to all of our and the Guarantors' existing and future subordinated indebtedness;

- rank effectively subordinated to any of our and the Guarantors' existing and future indebtedness secured by liens on assets that are not part of the Collateral, to the extent of the value of the collateral securing such indebtedness; and

- be structurally subordinated to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (including trade payables, capital lease obligations of such subsidiaries).

As of June 30, 2024, after giving effect to this offering and our use of the net proceeds thereof (and giving effect to the repayment in full of our Existing Term Loan B and the 2027 Notes):

- we would have had approximately U.S.$7,025.0 million of total debt and lease liabilities (including the notes and the 2029 Notes);

- of our total indebtedness, we would have had approximately U.S.$3,598.9 million of secured indebtedness, including U.S.$2,100.0 million aggregate principal amount of notes and 2029 Notes (U.S.$2,064.3 million of notes and 2029 Notes as adjusted for capitalized costs), of which:

  - U.S. $1,239.8 million of fleet debt, U.S. $259 million under the existing Spare Engine Facility Loan Agreement and U.S.$0 million of existing debt under the RCF Loan Agreement, would have ranked senior to the notes to the extent of the value of certain engines and spare parts that are part of the collateral securing such debt; and

  - An aggregate principal amount of U.S.$700.0 million incurred under the 2029 Notes (U.S.$696.6 million as adjusted for capitalized costs) would have ranked equally with the notes;

- our non-guarantor subsidiaries would have had approximately U.S.$346.0 million of total liabilities, including trade payables, but excluding intercompany liabilities; and

- we estimate that our availability under the Revolving Credit Facility and the RCF Loan Agreement would have been approximately U.S.$1,100 million.

Holders of the notes will participate ratably in the Collateral with (i) all holders of other Priority Lien Obligations of the Issuer, subject to obligations in respect of the Revolving Credit Facility being satisfied on a "first out" basis from the proceeds of the Collateral and (ii) to the extent the Collateral is not sufficient to repay all obligations outstanding under the notes and other Priority Lien Obligations, with all of the Issuer's and the Guarantors' other general unsecured and unsubordinated creditors, based upon the respective amounts owed to each holder or creditor, in the Issuer's and the Guarantors' remaining unencumbered assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes.

Holders of the notes will initially be creditors of only the Issuer and the Guarantors for purposes of the notes and the note guarantees and not the Issuer's or the Guarantors' other subsidiaries. The ability of creditors, including you, to participate in any distribution of assets of any of the Issuer's or the Guarantors' non-guarantor subsidiaries upon liquidation or bankruptcy will be subject to the prior obligations of that non-guarantor subsidiary's creditors, including trade creditors, and any prior or equal claim of any equity holder of that non-guarantor subsidiary. As a result, you may receive less, proportionately, than the creditors of these non-guarantor subsidiaries. See "Risk factors— Risks related to the Notes offering—The Notes and the Note Guarantees will be structurally subordinated to the indebtedness and other obligations of our existing and future subsidiaries that are not and do not become guarantors of the Notes."

Security for the notes

Collateral generally

Collateral

The notes and the note guarantees, and the other Priority Lien Obligations, will be secured by those of our and the Guarantors' assets described in the following table, other than the Excluded Assets (as defined below) (collectively, the "Collateral"), on a *pari passu* basis with the 2029 Notes Obligations and the Revolving Credit Facility, subject to Permitted Liens.

Following a Collateral Release Event, certain of the Collateral may be released at the option of the Issuer, subject to specified conditions. See "—Release of Collateral Upon Collateral Release Event."

Asset type	Creation of Collateral	Perfection/Enforcement of Collateral
Equity interests	• Under New York law security agreement (the "U.S. security agreement"). • In addition, equity in Guarantors organized in Brazil, Chile, Colombia, Ecuador and Peru pledged pursuant to local law documents, as applicable.	• Perfected by UCC filing and delivery of stock or share certificates, if any, plus, with regards to Cayman only, service of notices of charge. • Where applicable, perfected pursuant to local law documents governed by the laws of Brazil, Chile, Colombia, Ecuador or Peru.
FFP business	• Third-party FFP receivables owing to the Issuer or a Guarantor, arising under existing and future agreements related to FFP with payment terms that are more than 120 days pledged under U.S. security agreement and local law documents, subject to a	• Such FFP receivables are perfected by UCC filing. • Third-party FFP receivables owing to the Issuer or a Guarantor arising under existing and future agreements related to FFP with payment terms that are more than 120 days (currently, under a specified contract in Brazil) perfected

Asset type	Creation of Collateral	Perfection/Enforcement of Collateral
	customary cost/benefit analysis and, in the case of certain local law registrations and other administrative formalities, post-closing deadlines. • Intercompany receivables owing to the Issuer or a Guarantor arising under agreements related to FFP pledged under U.S. security agreement and applicable local law documents, subject to materiality thresholds, a customary cost/benefit analysis. • Customary exclusions for enforceable anti-assignment clauses and confidentiality provisions apply.	on a case by case basis under local law documents governed by the laws of specified local jurisdictions, as applicable, and a customary cost/benefit analysis (and no counterparty consent will be required). • Intercompany receivables owing to the Issuer or a Guarantor arising under existing and future agreements related to FFP are perfected on a case by case basis under local law documents governed by the laws of specified local law jurisdictions, as applicable, subject to (i) a customary cost/benefit analysis, taking into account that no floating charge concept exists in certain South American jurisdictions, and (ii) applicable materiality thresholds.
Cargo business (subject to a Collateral Release Event)	• Material third-party receivables arising under existing and future agreements relating to the cargo business (currently, a limited number of agreed contracts, and future receivables subject to a threshold of U.S.$25 million in aggregate expected payments per contract) pledged under U.S. security agreement and local law documents, subject to materiality thresholds, a customary cost/benefit analysis. • Intercompany receivables owing to the Issuer or a Guarantor arising under agreements related to cargo business pledged by the applicable Issuer or Guarantor under U.S. security agreement and applicable local law documents, subject to materiality thresholds and a customary cost/benefit analysis . • Customary exclusions for enforceable anti-assignment clauses and confidentiality provisions apply.	• Such receivables related to cargo business perfected by UCC filing. • In addition, such third-party receivables arising under existing and future agreements related to cargo business perfected on a case by case basis under local law documents governed by the laws of specified local jurisdictions, as applicable, subject to (i) a customary cost/benefit analysis, (ii) applicable materiality thresholds and (iii) receipt of counterparty consent. • Intercompany receivables owing to the Issuer or a Guarantor arising under existing and future agreements related to cargo business perfected on a case by case basis under local law documents governed by the laws of specified local jurisdictions, as applicable, subject to (i) a customary cost/benefit analysis, taking into account that no floating charge concept exists in certain South American jurisdictions, and (ii) applicable materiality thresholds.
Intellectual property (with respect to Cargo Business	• Pledged under U.S. security	• U.S. intellectual property perfected by UCC filing and filing of intellectual

Asset type	Creation of Collateral	Perfection/Enforcement of Collateral
Intellectual Property, subject to a Collateral Release Event)	agreement. • In addition, certain intellectual property owned in Brazil, Chile, Colombia, Ecuador and Peru pledged pursuant to local law documents, as applicable.	property security agreements. • In addition, certain intellectual property owned in Brazil, Chile, Colombia, Ecuador and Peru perfected pursuant to local law documents. • Perfection steps for certain after-acquired intellectual property to be subject to a materiality standard.
Intercompany and third-party indebtedness	• Pledged under U.S. security agreement.	• Intercompany indebtedness owing to the Issuer or a Guarantor perfected by delivery of a subordinated global intercompany note, subject in the case of affiliated obligors who are not the Issuer or Guarantors, to a materiality threshold. • Other third-party indebtedness owing to the Issuer or a Guarantor perfected by a UCC filing. • In each case, delivery of any indebtedness in physical form owing to the Issuer or a Guarantor by a third party and in excess of $3 million (taken individually).
Slots, gates and routes ("SGR") (subject to a Collateral Release Event)	• Pledged under U.S. security agreement only (e.g., without recording of gate leaseholds), other than as described below. • Security interest in U.K. London Heathrow slots granted under a U.K. security document.	• Perfected by UCC filing without any local law perfection.

The Issuer and the Guarantors are able to incur and will be able to incur additional indebtedness in the future which could share in the Collateral, including additional first-priority secured debt and other obligations secured by Permitted Liens, subject to the covenants described under "—Certain Covenants—Limitation on Indebtedness" and "—Certain Covenants—Limitation on Liens." The amount of any such additional obligations could be significant.

Certain limitations on the Collateral

Excluded Assets

The Collateral securing the notes will not include any of the following assets (the "Excluded Assets"):

(a) (i) Aircraft, whether leased, subleased, interchanged or owned by any Issuer or Guarantor, (ii) Engines, whether leased, subleased, interchanged or owned by any Issuer or Guarantor, (iii) Spare Parts, whether leased, subleased or owned by any Issuer or Guarantor, (iv) any lease, sublease, interchange, license, contract,

arrangement or agreement related to such Aircraft, Engine or Spare Parts, including intercompany Aircraft leases in respect of freighter Aircraft used in the cargo business of any Issuer or Guarantor, (v) insurance on any Aircraft, (vi) any related books, records and manuals and (vii) any of such Issuer's or Guarantor's rights or interests in any of the foregoing;

(b) cash, Cash Equivalents and Money;

(c) to the extent not covered in clause (a), any lease, sublease, license, contract or agreement to which any Issuer or Guarantor is a party, and any of its rights or interest thereunder, to the extent that the grant of a security interest therein (i) would violate any law, rule or regulation applicable to such Issuer or Guarantor, or (ii) would, under the terms of such lease, sublease, license, contract or agreement existing on the Issue Date or the time of entry of such lease, sublease, license, contract or agreement, violate or result in a breach under or invalidate such lease, sublease, license, contract or agreement, or require the consent of or create a right of termination in favor of any other party thereto (other than the Issuer or a Guarantor) (unless such law, rule, regulation, term, provision or condition would be rendered ineffective with respect to the creation of the security interest hereunder pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC of any relevant jurisdiction or any other applicable law (including the Bankruptcy Code) or principles of equity);

(d) any governmental licenses or state or local franchises, charters and authorizations to the extent a security interest therein is prohibited by the terms thereof or requires consent (other than by the Issuer or a Guarantor) (except to the extent such prohibition is ineffective under the UCC of any relevant jurisdiction or any other applicable law (including the Bankruptcy Code) or principle of equity);

(e) any assets as to which the Issuer and the collateral trustee, acting at the direction of the Controlling Representative, determine that the costs or other consequences of obtaining a security interest therein are excessive in relation to the benefit to the Priority Secured Parties of the security to be afforded thereby;

(f) any equity interest held by the Issuer or a Guarantor (i) in any Excluded Aircraft Subsidiary, (ii) in any entity in which such Issuer or Guarantor, together with any other Issuer or Guarantor, does not have a controlling interest and the pledge of which would violate, result in a breach under or require consent under an agreement (other than the consent of the Issuer or a Guarantor) in respect thereof as to which such Issuer or Guarantor is a party and (iii) in any entity that is a captive insurance company, special purpose entity, securitization, receivables subsidiary or not-for-profit subsidiary;

(g) any "intent-to-use" application;

(h) any and all assets located in Cuba and any investment accounts with any financial institution located in Venezuela;

(i) real property;

(j) Receivables and Receivables Records, other than Pledged Receivables and Receivables Records relating thereto;

(k) Deposit Accounts;

(l) any Collateral securing (or required to secure) any Aircraft Financing (including, without limitation, the RCF Loan Agreement or the Spare Engine Facility Loan Agreement);

(m) following a Collateral Release Event, the Released Assets;

(n) any Proceeds, products, receivables, substitutions or replacements of any of the foregoing; and

(o) any Commodity Account and Commodity Contract;

provided that Excluded Assets shall not include (x) any assets constituting Additional Collateral under and as defined in the Collateral Trust Agreement for so long as such assets remain Additional Collateral or (y) any Proceeds, products, substitutions or replacements of any Excluded Assets, unless such Proceeds, products, substitutions or replacements would otherwise constitute Excluded Assets (it being understood that any Proceeds, products, substitutions or replacements of any Excluded Assets set forth in clause (a) of this definition shall in any case constitute Excluded Assets unless otherwise constituting Additional Collateral (for so long as such assets remain Additional Collateral));

provided, further, that no Issuer or Guarantor will be required to grant a Lien in any asset acquired after the Issue Date to the extent that, after giving effect to such grant, the aggregate value of the Collateral pledged by the Issuer shall equal or exceed 50% of the total assets of the Issuer (determined pursuant to the individual balance sheet of the Issuer as of the end of the most recently ended fiscal year) (such test, the "Maximum Collateral Threshold");

provided, further, that if on any subsequent date, the Issuer could grant a Lien on any such asset excluded from the Collateral pledged by the Issuer because the aggregate value of the Collateral pledged by the Issuer would otherwise have exceeded the Maximum Collateral Threshold (such assets, "Deferred Assets") without exceeding the Maximum Collateral Threshold, such Deferred Assets shall automatically constitute Collateral and the Issuer shall take any actions required pursuant to the Pledge and Security Agreement to re-grant and perfect such Lien in such Deferred Assets.

Other limitations on the Collateral

In addition, liens required to be granted from time to time pursuant to the indenture shall be subject to exceptions and limitations, as described below and elsewhere under this caption "—Security for the notes," including under "—Guaranty and Security Principles" below.

As set out in more detail below, subject to certain exceptions, upon an enforcement event, insolvency or liquidation proceeding or disposition permitted under the terms of the indenture, proceeds from the Collateral will be applied in accordance with the priorities set forth in the Collateral Trust Agreement and, to the extent applicable, any Junior Lien Intercreditor Agreement.

Guaranty and Security Principles

The note guarantees and the grant of security interests in the Collateral provided by the Issuer or Guarantors for the benefit of the existing Priority Lien Obligations, and to be provided for the benefit of the holders of the notes, are subject to limitations under the Guaranty and Security Principles, which include restrictions on the granting of note guarantees and security where, among other things, such grant would be restricted by general statutory or other legal limitations or requirements, financial assistance laws, corporate benefit laws, fraudulent preference, "thin capitalization" and similar principles under any applicable law may preclude or limit the ability of the Issuer or the Guarantors to provide a note guarantee or a grant of security or may require that such note guarantee or grant of security (a) be limited as to amount, (b) be limited so that it extends to cover certain obligations and not others, (c) be limited so that it extends to cover certain assets and not others, (d) be limited as to the scope of, form of or nature of such note guarantee or collateral documentation or (e) be otherwise limited and, in each case if so, the note guarantee or grant of security will be limited accordingly. The Guaranty and Security Principles are described in greater detail at the end of this "Description of notes" under the caption "—Guaranty and Security Principles."

After-acquired Collateral

After the Issue Date, if property that is required to be Collateral is acquired by any Issuer or Guarantor (including property of a Person that becomes a new Issuer or Guarantor) that is not automatically subject to a perfected security interest under the Security Documents, then such Issuer or Guarantor will provide a first priority Lien, as applicable, over such property (or, in the case of a new Issuer or Guarantor, such of its property) in favor of the collateral trustee and deliver certain filings, pledges, instruments, documents or certificates in respect thereof, all as and to the extent required by the indenture or the Security Documents, in each case subject to the Permitted Liens.

Liens with respect to the Collateral

As of the date hereof, the Issuer (or the Issuer and the Guarantors, as applicable), the collateral trustee and, in some cases, the applicable Priority Lien Representatives and the Local Collateral Agents have entered into the Collateral Trust Agreement and the Security Documents establishing the terms of the security interests, and the relative priorities and rights, with respect to the Collateral. These security interests secure the payment and performance when due of all existing and future Priority Lien Obligations. On the Issue Date, the Issuer and the Guarantors will enter into or otherwise provide relevant joinders, supplements and amendments to the Collateral Trust Agreement to provide that the security interests contemplated and provided by the Collateral Trust Agreement will secure the payment and performance when due of all of the Notes Obligations. On or after the Issue Date, the Local Collateral Agents, the Issuer and the Guarantors party thereto, will enter into certain amendments to the other Security Documents to provide that the security interests contemplated and provided by such Security Documents will secure the payment and performance when due of all of the Notes Obligations. After executing such amendments to the Security Documents, the Issuer and the Guarantors granting security interest over Collateral will be required to undertake certain post-closing actions in connection with the referred amendments to the Security Documents, including amending and updating filings, records and registrations in each local jurisdiction.

By their acceptance of the notes, each holder will be deemed to accept the terms of, agree to be bound by and authorize and direct each of the Trustee, the collateral trustee and each Local Collateral Agent, as applicable, to enter into and perform its respective obligations under the Collateral Trust Agreement and the Security Documents (including any joinders, supplements and amendments thereto), including, without limitation, agreeing to the intercreditor arrangements set forth therein and binding the holders to the terms thereof.

Priority Secured Debt

The notes offered hereby and all Indebtedness under the Revolving Credit Agreement and the 2029 Notes Indenture will be Priority Secured Debt for purposes of the Collateral Trust Agreement referred to below. The indenture and the Security Documents will provide that the Issuer and the Guarantors may incur additional Priority Secured Debt in the future, subject to compliance with the provisions of the indenture and Security Documents, including the covenant described below under "—Certain covenants—Limitation on Liens." All additional Priority Lien Obligations will be secured, equally and ratably with the notes, by Priority Liens held by the collateral trustee and the Local Collateral Agents, as applicable, for the benefit of all current and future holders of Priority Lien Obligations but subject to obligations in respect of the Revolving Credit Facility and certain additional revolving indebtedness up to the amount specified in the definition of "Priority Lien Debt" being satisfied on a "first out" basis from the proceeds of the Collateral.

Junior Lien Indebtedness

The indenture and the Security Documents will provide that the Issuer and the Guarantors may incur Junior Lien Indebtedness in the future, including by issuing notes under one or more new indentures, incurring additional Indebtedness under Credit Facilities (other than the Revolving Credit Agreement), or otherwise issuing or increasing a new Series of Junior Lien Indebtedness, subject to compliance with the provisions of the indenture and Security Documents, including the covenant described below under "—Certain covenants —Limitation on Liens" and a Junior Lien Intercreditor Agreement. The Liens on Collateral securing any current and future Junior Lien Obligations shall be or will be made, as the case may be, junior to the Liens on Collateral held by the collateral trustee securing the Priority Lien Obligations and will be otherwise governed by a Junior Lien Intercreditor Agreement. In addition, pursuant to the covenant described below under "—Certain covenants—Indebtedness" and the definition of "Junior Lien Indebtedness," any Junior Lien Indebtedness incurred by the Issuer and the Guarantors is required to be subordinated in right of payment to the notes.

Collateral Trust Agreement

On the Issue Date, we will, pursuant to the Collateral Trust Agreement, deliver an Additional Secured Debt Designation under and as defined in the Collateral Trust Agreement, and the Trustee will enter into a joinder and confirmation to the Collateral Trust Agreement, in each case which will be acknowledged by the collateral trustee.

Pursuant to the foregoing, the Notes Obligations will become beneficiaries of the Security Documents and will be secured by the Collateral, and the Trustee and the holders will be subject to the Collateral Trust Agreement. The Collateral Trust Agreement sets forth the terms on which the collateral trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all Liens upon the Collateral at any time held by it, in trust for the benefit of the current and future holders of Priority Lien Obligations.

Collateral trustee

Wilmington Trust, National Association has been appointed pursuant to the Collateral Trust Agreement to serve as the collateral trustee, and has been authorized to appoint each Local Collateral Agent, for the benefit of the holders of:

- the notes (through a joinder to the Collateral Trust Agreement to be entered into on the Issue Date);
- all indebtedness under the 2029 Notes Indenture and the Revolving Credit Agreement; and
- all other Priority Lien Obligations outstanding from time to time.

The collateral trustee holds (directly or through co-trustees or agents, including each Local Collateral Agent where applicable), and is entitled to enforce, all Liens on the Collateral created by the Security Documents. Neither the Issuer nor their Affiliates may serve as collateral trustee (or a Local Collateral Agent).

Except as provided in the Collateral Trust Agreement or as directed by the Controlling Representative in accordance with the Collateral Trust Agreement, the collateral trustee will not be obligated:

(1) to act upon directions purported to be delivered to it by any Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

The Issuer will deliver to each Priority Lien Representative copies of all Security Documents delivered to the collateral trustee.

By its acceptance of the benefits of the Collateral Trust Agreement, each holder of the notes severally agrees (a) to reimburse the collateral trustee for such holder's pro rata portion (relative to the total amount of Priority Secured Debt, taking into account any unfunded commitments thereof) of any expenses and fees incurred for the benefit of all Priority Secured Parties under the Collateral Trust Agreement and any of the Priority Lien Documents and any other expense incurred in connection with the operations or enforcement thereof, not reimbursed by the Issuer or the Guarantors and (b) to indemnify the collateral trustee in the amount equal to such holder's pro rata portion (relative to the total amount of Priority Secured Debt, taking into account any unfunded commitments thereof), from and against all liabilities arising out of the Collateral Trust Agreement or any of the Priority Lien Documents or any action taken or omitted by the collateral trustee under such documents to the extent not reimbursed by the Issuer or the Guarantors (except such as shall result from the collateral trustee's own gross negligence or willful misconduct as determined in a final and non-appealable judgment by a court of competent jurisdiction).

Equal and ratable sharing of Collateral by holders of Priority Lien Obligations

Each Priority Lien Representative (on behalf of each holder of Priority Lien Obligations) agrees under the Collateral Trust Agreement that the payment and satisfaction of all of the Priority Lien Obligations will be secured equally and ratably by the Liens established in favor of the collateral trustee (or in favor of the Local Collateral Agents, on behalf of the collateral trustee (where applicable)) for the benefit of the holders of Priority Lien Obligations under the Security Documents, notwithstanding the time of incurrence of any Priority Lien Obligations or the date, time, method or order of grant, attachment or perfection of any Liens securing such Priority Lien Obligations and notwithstanding any provision of the UCC, the time of incurrence of any Series of Priority Lien Debt or the time of

incurrence of any other Priority Lien Obligation, or any other applicable law or any defect or deficiencies in, or failure to perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the Priority Lien Obligations or the subordination of such Liens to any other Liens, or any other circumstance whatsoever, whether or not any Insolvency or Liquidation Proceeding has been commenced against any Issuer or any Guarantor, and all Priority Lien Obligations are intended to be secured equally and ratably by all Liens at any time granted by any Issuer or any Guarantor to secure any Priority Lien Obligations in respect of any Series of Priority Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Priority Lien Debt, and that all such Liens be enforceable by the collateral trustee (and/or, where applicable, a Local Collateral Agent) for the benefit of all holders of Priority Lien Obligations equally and ratably, all of the foregoing, subject to the payment provisions set forth under the caption "—Order of application"; provided, however, that notwithstanding the foregoing, (x) this provision of the Collateral Trust Agreement will not be violated with respect to any particular Collateral and any particular Series of Priority Lien Debt if the Priority Lien Documents in respect thereof prohibit the applicable holders of Priority Lien Obligations from accepting the benefit of a Lien on any particular asset or property or such holder of Priority Lien Obligations otherwise expressly declines in writing to accept the benefit of a Lien on such asset or property.

The provision of the Collateral Trust Agreement described in the preceding paragraph is intended for the benefit of, and to be enforceable as a third-party beneficiary by, each current and future holder of Priority Lien Obligations (acting through their applicable Priority Lien Representative and the collateral trustee (and/or, where applicable, a Local Collateral Agent)), each current and future Priority Lien Representative, and the collateral trustee (and/or, where applicable, a Local Collateral Agent), as a holder of the Liens on the Collateral, subject to the terms of the Collateral Trust Agreement.

The Priority Lien Representative of each future Series of Priority Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation to the collateral trustee and each Priority Lien Representative.

Order of application

The Collateral Trust Agreement provides that if any Collateral or proceeds thereof or other amounts received or paid in connection with the sale or other disposition of, or collection on or distribution on account of, such Collateral upon the exercise of remedies or any transfer or disposition in lieu thereof as a secured party or during an Insolvency or Liquidation Proceeding and any other amounts received under any Intercreditor Agreements (as used under this caption "—Collateral Trust Agreement," "Proceeds") shall be distributed by the collateral trustee in the following order of application:

FIRST, to the payment of all amounts due and payable under the Collateral Trust Agreement on account of the collateral trustee's (and/or, where applicable, a Local Collateral Agent's) reasonable fees and expenses and any reasonable and documented legal fees, costs and expenses or other liabilities of any kind incurred by the collateral trustee (and/or, where applicable, a Local Collateral Agent) or any co-trustee or agent of the collateral trustee (and/or, where applicable, a Local Collateral Agent) in connection with and pursuant to any Security Document (including, but not limited, to indemnification payments and reimbursements);

SECOND, to the repayment of Indebtedness and other Obligations, other than Priority Lien Obligations, secured by a Permitted Lien (to the extent permitted to be incurred or to exist on a priority basis to the Priority Liens) on the Collateral sold or realized upon to the extent that such other Indebtedness or Obligation is required to be discharged in connection with such sale;

THIRD, equally and ratably, to the Revolver Administrative Agent and, if applicable, the Additional Revolver Representative for application to the payment of all outstanding Indebtedness under the Revolving Credit Agreement (and any outstanding Additional Revolving Credit Agreement) and any other Revolver Obligations that are then due and payable in such order as may be provided in the Revolving Loan Documents (and any Loan Documents under and as defined in any outstanding Additional Revolving Credit Agreement) in an amount sufficient to effect the Revolver Payoff Event in respect of all Revolver Obligations;

FOURTH, equally and ratably, to the respective Priority Lien Representatives for application to the payment of all outstanding remaining Priority Secured Debt and any other remaining Priority Lien Obligations that are then

due and payable in such order as may be provided in the applicable Priority Lien Documents (not otherwise paid above) in an amount sufficient to effect the Payment in Full of the Priority Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any Insolvency or Liquidation Proceeding at the rate, including any applicable post-default rate, specified in the applicable Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding);

FIFTH, to any junior lien representatives for application to the payment of all outstanding indebtedness in accordance with the applicable Intercreditor Agreements; and

SIXTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to the applicable Issuer or Guarantor, its successors or assigns, as the case may be, or as a court of competent jurisdiction may direct.

If any Priority Secured Party collects or receives any Collateral or Proceeds in connection with the exercise of any right or remedy (including set off, recoupment or credit bid) or in an Insolvency or Liquidation Proceeding (other than in connection with the provisions described under this caption "—Order of application"), such Priority Secured Party will forthwith deliver the same to the collateral trustee, for the account of the holders of Priority Lien Obligations, to be applied in accordance with the provisions described under this caption "—Order of application" with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. Until so delivered, such Proceeds will be segregated and held in trust, for the benefit of the Priority Secured Parties, by such Priority Secured Party, as the case may be.

The provisions described under this caption "—Order of application" are intended for the benefit of, and will be enforceable as a third-party beneficiary by, each present and future holder of Priority Lien Obligations, each present and future Priority Lien Representative and the collateral trustee and Local Collateral Agents as holders of Liens on the Collateral.

The Priority Lien Representative of each future Series of Priority Lien Debt will be required to deliver a Lien Sharing and Priority Confirmation and a Secured Debt Joinder pursuant to the terms of the Collateral Trust Agreement to the collateral trustee and each other Priority Lien Representative at the time of incurrence of such Series of Priority Lien Debt.

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, it may not be possible to sell the Collateral in a short period of time or in an orderly manner. In addition, the holders of the notes will not be entitled to receive post-petition interest or applicable fees, costs, expenses, or charges to the extent the amount of the obligations due under the notes exceeds the value of the Collateral (after taking into account all other first-priority debt that is also secured by the Collateral), or any "adequate protection" on account of any unsecured portion of the notes.

Release of Liens on Collateral

The Collateral Trust Agreement provides (or will provide) that the collateral trustee will release the Liens on the Collateral (or, in the case of clauses (6), (7), (8) and (9) below), such liens will be automatically released):

(1) in whole, upon the Payment in Full of the Priority Lien Obligations;

(2) as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or a Guarantor, including by way of merger, consolidation or otherwise, or a sale or other disposition of Capital Stock of such Issuer or Guarantor, in each case to a Person that is not (either before or after such sale, transfer or disposition) the Issuer or any Subsidiary of the Issuer who will pledge such Collateral in accordance with the Priority Lien Documents in either (a) a foreclosure sale or other similar transaction approved by the Controlling Representative or (b) a transaction or other circumstance that is permitted by all of the then extant Priority Lien Documents (and in any event subject to any terms and conditions, including as to any

application of proceeds, contained in each such Priority Lien Document, including as further described under the caption "—Certain covenants—Disposition of Significant Assets"), at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of;

(3) as to a release of less than all or substantially all of the Collateral, (a) with respect to any Series of Priority Lien Debt if such release is permitted under Priority Lien Documents governing such Series of Priority Lien Debt (including in connection with the repayment in full of such Series of Priority Lien Debt) and (b) if written consent to the release of all liens on such Collateral has been given by the Controlling Representative;

(4) as to a release of all or substantially all of the Liens on the Collateral, if (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Priority Lien Debt at the time outstanding as provided for in the applicable Priority Lien Documents, and (b) the Issuer has delivered an officer's certificate and opinion of counsel to the collateral trustee certifying that all such necessary consents have been obtained;

(5) in whole, with respect to any Series of Priority Lien Debt in accordance with the terms of the applicable Priority Lien Documents;

(6) on any Additional Collateral automatically, upon satisfaction of the conditions provided in the applicable Priority Lien Documents;

(7) automatically if any part of the Collateral is or becomes an Excluded Asset in accordance with the Priority Lien Documents; provided that such release shall not be automatic if such Collateral becomes an Excluded Asset solely as a result of the entry by any Issuer or Guarantor into a contractual arrangement prohibited by any Priority Lien Documents;

(8) automatically on any and all assets constituting Collateral of any Issuer or any Guarantor (i) upon the consummation of any transaction permitted by the Priority Lien Documents as a result of which such Issuer or Guarantor ceases to be the Issuer or Guarantor under all then extant Priority Lien Documents or (ii) in the case of any Guarantor other than a Guarantor as of the Issue Date, upon such Guarantor becoming an Excluded Subsidiary under all then extant Priority Lien Documents pursuant to the election of the Issuer under the applicable Priority Lien Documents to cause such Guarantor to be an Excluded Subsidiary upon (A) a certification that such Guarantor owns Significant Assets, in the good faith determination of the Issuer (x) in an aggregate amount not to exceed $50.0 million and (y) together with all other Restricted Subsidiaries excluded pursuant to this clause (ii), in an aggregate amount not to exceed $100.0 million or (B) in the case of a Designated Guarantor, a certification that such Designated Guarantor does not own any Significant Assets at such time of election (other than Aircraft Financing Related Cargo Business Assets), and, in each case of clause (i) and (ii) hereof, upon satisfaction of the conditions provided in the applicable Priority Lien Documents; provided that no such release shall occur under this clause (8) if such Issuer or Guarantor continues to be a guarantor in respect of the Priority Lien Documents; and

(9) upon a Collateral Release Event pursuant to the provisions of the indenture described under "—Release of Collateral Upon Collateral Release Event."

The Security Documents provide that the Priority Liens securing the Priority Secured Debt will extend to the proceeds of any sale of Collateral. As a result, the collateral trustee's Priority Liens will, subject to the Uniform Commercial Code (and other applicable law limiting continued applicability of a security interest to proceeds, including, without limitation, as a result of commingling or further use thereof), apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the preceding paragraph.

When releasing collateral, we will not be required to comply with Section 314(d) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

In the event the Issuer reasonably request that the collateral trustee take any actions or execute any documents in order to evidence the automatic release of the Priority Liens on any Collateral, the collateral trustee will take such actions or execute such documents upon, among other things, the receipt of an officer's certificate stating that the release of the Priority Liens are authorized and permitted under the Collateral Trust Agreement and the applicable Priority Lien Documents.

Release of Collateral Upon Collateral Release Event

The liens on any of the Supplemental Collateral (either all or a portion thereof) may be released and no longer be part of the Collateral (any such release, a "Collateral Release Event," and the released assets subject of a Collateral Release Event, the "Released Assets") at the option of the Issuer; provided that:

(1) as of the calculation date set forth in the Collateral Release Event Notice (as defined below) (which shall be considered a Reference Date for the purposes of this calculation), the Asset Coverage Test (calculated based on Appraised Value of the Coverage Assets (after giving effect to such Collateral Release Event) delivered to the Trustee no more than 120 days prior to such calculation date) is satisfied on a Pro Forma Basis;

(2) the Released Assets no longer secure any Priority Lien Debt or Junior Lien Indebtedness (including after any concurrent release of liens on such Released Assets securing such Priority Lien Debt or Junior Lien Indebtedness, as permitted pursuant to the Priority Lien Documents and the Junior Lien Documents);

(3) no release of Permanent Collateral shall be permitted;

(4) no Event of Default shall have occurred and be continuing or would result from such Collateral Release Event; and

(5) the Issuer delivers an officer's certificate to the Trustee and the collateral trustee certifying the foregoing conditions have been satisfied (the "Collateral Release Event Notice").

Upon the occurrence of a Collateral Release Event, (a) any Guarantor that holds no Significant Assets (after giving effect to such Collateral Release Event) other than (i) Released Assets in respect of such Collateral Release Event, (ii) intercompany and third-party loans, (iii) any Cargo Business Assets relating to the portion of the Cargo Business for which such Released Assets are used or in the jurisdiction in which such Released Assets are located, in each case as determined in good faith by the Issuer, and/or (iv) directly or indirectly, Equity Interests in Subsidiaries whose Significant Assets (after giving effect to such Collateral Release Event) consist only of the foregoing (i), (ii) and/or (iii), shall be automatically released from all obligations under its note guarantee, and (b) the liens on the Equity Interests in such Guarantor shall be a Released Asset and shall be released and no longer be part of the Collateral.

The Collateral Release Event Notice shall include the calculation date as of which the Asset Coverage Test was measured, a reasonably detailed basis for the calculation of the Asset Coverage Test on a Pro Forma Basis, a description of the Released Assets and a representation that the conditions thereto have been satisfied. Upon the receipt of the Collateral Release Event Notice in respect of any Released Assets, the collateral trustee shall, at the sole cost and expense of the Issuer and without recourse or warranty, without further instructions or notices from the Controlling Representative, the Trustee or any other Priority Lien Debt Representative or Junior Lien Debt Representative, or otherwise, undertake any and all actions and deliver any other notices or instructions required to implement or evidence the releases set forth in (a) and (b) above, including, without limitation, (i) executing any amendments to the Collateral Trust Agreement, the Pledge and Security Agreement, any other Security Document and any related documents, (ii) promptly filing or authorizing the filing of, executing and delivering, as applicable, to the Issuer, for filing by the Issuer, all UCC-3 amendment statements and similar documents, including Intellectual Property releases, that the Issuer shall reasonably request in the Collateral Release Event Notice to evidence the release of the collateral trustee's Lien on the Released Assets and (iii) performing such other actions reasonably requested by the Issuer to effect such release of the Released Assets, including delivery of certificates, securities and instruments and instructing the Local Collateral Agents to undertake any and all actions (including executing any applicable

amendments to the Security Documents, and recording any applicable local filings) to implement or evidence such release. For the avoidance of doubt, the Issuer may send multiple Collateral Release Events Notices, and there can be multiple Collateral Release Events.

In addition, upon a Collateral Release Event, (a) if any Released Assets include Cargo Business Assets, the "Coverage Assets," as defined in the indenture, shall no longer include any such Released Assets or any Cargo Business Assets relating to the portion of the Cargo Business for which such Released Assets are used or in the jurisdiction in which such Released Assets are located, in each case as determined in good faith by the Issuer and (b) if any Released Assets include Pledged SGR, the "Coverage Assets" shall not longer include any such Released Assets.

Reinstatement

If any holder of Priority Lien Obligations is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of any Issuer or any Guarantor any amount (a "Recovery") that such holder received in respect of its Priority Lien Obligations for any reason whatsoever, then the applicable Priority Lien Obligations shall be reinstated to the extent of such Recovery and any prior payment with respect to such reinstated Priority Lien Obligations shall be treated as if such payment had not been made (including, without limitation, for purposes of determining whether a "Revolver Payoff Event," "2029 Notes Payoff Event" or "Debt Payoff Event" has occurred), in each case, in accordance with the priorities set forth in the Collateral Trust Agreement. The collateral trustee (and/or, where applicable, a Local Collateral Agent) and each Non-Controlling Representative, for itself and on behalf of each other Non-Controlling Secured Party, will agree that if, at any time, a Non-Controlling Secured Party receives notice of any Recovery, the collateral trustee (and/or, where applicable, a Local Collateral Agent), each Non-Controlling Representative and each other Non-Controlling Secured Party shall promptly pay over to the Controlling Representative any payment that is not permitted under the Collateral Trust Agreement to be received by the Non-Controlling Secured Parties received by it and then in its possession or under its control in respect of any Collateral and shall promptly turn any Collateral then held by it over to the Controlling Representative (or in the instance of the collateral trustee (and/or, where applicable, a Local Collateral Agent) any such Collateral held by it for the Non-Controlling Secured Parties shall thereafter be held for the Controlling Secured Parties for distribution as described above under the caption "—Order of application"), and the provisions set forth in the Collateral Trust Agreement shall be reinstated as if such payment had not been made. If the Collateral Trust Agreement shall have been terminated prior to any such Recovery, the Collateral Trust Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto from such date of reinstatement. Any Collateral or Proceeds thereof or any title insurance policy required by any real property mortgage at any time after the date of the payment or distribution that is so recovered, whether pursuant to a right of subrogation or otherwise, that is not permitted under the Collateral Trust Agreement to be received by the Non-Controlling Secured Parties received by a Non-Controlling Representative or any other Non-Controlling Secured Party and then in its possession or under its control on account of the Priority Lien Obligations of such Non-Controlling Secured Parties after the termination of the Collateral Trust Agreement shall, in the event of a reinstatement of the Collateral Trust Agreement under this caption "—Reinstatement," be held in trust for and paid over to the collateral trustee for the benefit of the Controlling Secured Parties for application to the reinstated Controlling Obligations until the Payment in Full thereof.

Amendment of Security Documents; Additional Security Documents

The Collateral Trust Agreement provides that no amendment or supplement to the provisions of any Security Document, including the Collateral Trust Agreement, will be effective without the approval of each Issuer or Guarantor party thereto and of the collateral trustee acting as directed by the Controlling Representative (or, where applicable, the Local Collateral Agent, acting at the direction of the collateral trustee as directed by the Controlling Representative), except that:

(1) without the Controlling Representative or the consent of any holder of Priority Lien Obligations, the Issuer may amend or supplement the Security Documents:

(a) to add, maintain or, to the extent expressly permitted by the Priority Lien Documents (including as described in the final paragraph of this caption), replace Collateral, to correct, supplement or amplify the description of Collateral (including, without limitation,

Additional Collateral), to secure Additional Priority Lien Debt that is otherwise permitted by the terms of the Priority Lien Documents to be secured by the Collateral or to preserve, perfect or establish the priority of the Priority Liens therein;

(b) to cure any ambiguity, omission, mistake, defect or inconsistency;

(c) to release or replace Liens in favor of the collateral trustee (or in favor of any Local Collateral Agent, on behalf of the collateral trustee (where applicable)) as provided under the caption "—Release of Liens on Collateral" or otherwise in accordance with the terms of the Security Documents, including, without limitation, release of Liens on Additional Collateral or Supplemental Collateral at the Issuer's and Guarantors' option, in accordance with the Priority Lien Documents;

(d) to provide for the assumption of any Issuer's or any Guarantor's obligations under any Priority Lien Document in the case of (i) a merger or consolidation or sale of all or substantially all of the assets of such Issuer or Guarantor or (ii) transfer of Collateral by such Issuer or Guarantor to another Issuer or Guarantor, in each case to the extent permitted by the terms of the applicable Priority Lien Documents;

(e) to make any change that would provide any additional rights or benefits to the holders of Priority Lien Obligations or the collateral trustee or any Local Collateral Agent or to surrender any right or power conferred upon the Issuer under any Priority Lien Documents;

(f) to make any other change not inconsistent with the Priority Lien Documents; provided that such action does not adversely affect the interest of any holder of Priority Lien Obligations or the collateral trustee or any Local Collateral Agent;

(g) in order to cause such Security Document to be consistent with this "Description of notes"; or

(h) to secure obligations under any Junior Lien Document that are permitted by the terms of the Priority Lien Documents to be secured by the Collateral; provided that (w) the jurisdiction of the governing law for such security document does not customarily provide for or permit separate security documents for senior and junior liens on collateral, (x) an Intercreditor Agreement in respect of such Junior Lien Document shall be entered into prior to or concurrently with any such amendment, (y) any such junior lien provided in the applicable security document shall be subject to such Intercreditor Agreement and (z) the collateral trustee shall have received an officer's certificate as to the foregoing and, if requested by the collateral trustee, an opinion of counsel to the Issuer as to matters relating to the foregoing;

and each such amendment or supplement will become effective when executed and delivered by the applicable Issuer or Guarantor party thereto and the collateral trustee and/or the applicable Local Collateral Agent;

(2) no amendment or supplement to any Security Document that reduces, impairs or adversely affects the right of any holder of Priority Lien Obligations:

(a) to vote its outstanding Priority Secured Debt as to any matter described as subject to the Controlling Representative (or amend the definition of "Controlling Representative"),

(b) to share in the order of application described above under "—Collateral Trust Agreement—Order of application" in the Proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described above under the caption "—Release of Liens on Collateral";

(c) to require that Liens securing the Priority Lien Obligations be released only as set forth in the provisions described above under the caption "—Release of Liens on Collateral"; or

(d) to maintain the relative priority of the Liens securing Priority Lien Obligations,

(e) will become effective without the execution and delivery by each Issuer and Guarantor party thereto and the collateral trustee (and/or a Local Collateral Agent, as applicable) acting at the direction of the applicable Priority Lien Representative (acting with the consent of the requisite percentage or number of holders of each Series of Priority Lien Debt so affected under the applicable Priority Lien Document); and

(3) no amendment or supplement that imposes any obligation upon the collateral trustee, any Local Collateral Agent or any Priority Lien Representative or that adversely affects the rights of the collateral trustee, any Local Collateral Agent or any Priority Lien Representative, respectively, in its capacity as such will become effective without the consent of the Issuer and the Guarantors and the collateral trustee, such Local Collateral Agent or such Priority Lien Representative, respectively.

Any amendment or supplement to the provisions of the Security Documents that releases Collateral will be effective only in accordance with the requirements set forth in the applicable Priority Lien Document referenced above under the caption "—Release of Liens on Collateral."

Additionally, the Collateral Trust Agreement provides that the collateral trustee and each Local Collateral Agent will enter into any additional Security Documents (including, without limitation, amendments, supplements or other modifications to any existing Security Documents) for purposes of pledging any Additional Collateral, in each case, subject to compliance with any corresponding requirements contained in any then existing Priority Lien Documents, and subject to obtaining any relevant consents thereunder (all as certified by the Issuer to the collateral trustee in an officer's certificate). If no such consent is required under any Priority Lien Document, then such Security Documents (and the assets being pledged thereunder) will be in form and substance, and containing such terms and conditions, as may be reasonably acceptable to the collateral trustee or the Local Collateral Agent, as applicable (acting at the direction of the Controlling Representative).

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Priority Secured Debt, each Series of Priority Lien Debt will cast its votes in accordance with the Priority Lien Documents governing such Series of Priority Lien Debt. The amount of Priority Lien Obligations to be voted by a Series of Priority Lien Debt will equal (1) the aggregate outstanding principal amount of Priority Lien Obligations in respect of such Series of Priority Lien Debt (including the face amount of outstanding letters of credit whether or not then available or drawn), plus (2) the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Priority Lien Debt, in each case excluding the Priority Lien Obligations held by defaulting holders of Priority Lien Obligations. Following and in accordance with the outcome of the applicable vote under its Priority Lien Documents, the Priority Lien Representative of each Series of Priority Lien Debt will cast all of its votes under that Series of Priority Lien Debt as a block in respect of any vote under the Collateral Trust Agreement.

Enforcement of Liens

If the collateral trustee at any time receives written notice that any event has occurred that constitutes a default or an event of default under any Priority Lien Document entitling the collateral trustee to foreclose upon, collect or otherwise enforce any of its Liens under the Security Documents, it will promptly deliver written notice thereof to each Priority Lien Representative. Thereafter, the collateral trustee may await direction from the Controlling Representative (or, subject to the provision described under "—Standstill Period," the Non-Controlling Designated Representative) and will act, or decline to act, as directed by the Controlling Representative (or, subject to the provision described under —Standstill Period," the Non-Controlling Designated Representative), in the exercise and enforcement of the collateral trustee's interests, rights, powers and remedies in respect of the Collateral or under the Collateral Trust Agreement or the Security Documents or applicable law and, following the initiation of such exercise of remedies, the collateral trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by the Controlling Representative (or, subject to the provision described under "—Standstill Period," the Non-Controlling Designated Representative). Unless it has been directed to the contrary by the Controlling

Representative, the collateral trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Priority Lien Document as it may deem advisable and in the best interest of the holders of Priority Lien Obligations. The collateral trustee shall be under no obligation to act or refrain from acting or accept a direction from any Priority Secured Party if the collateral trustee shall not have been indemnified to its satisfaction.

Limitation on Enforcement Actions; Prohibition on Contesting Liens

Prior to the Payment in Full of the Controlling Obligations, each Non-Controlling Representative, for itself and on behalf of each other Non-Controlling Secured Party for which it acts as Priority Lien Representative, will agree that, subject to the provision described under "—Collateral Trust Agreement—Standstill Period" and certain non-interference covenants in the Collateral Trust Agreement, neither the Non-Controlling Representatives nor any other Non-Controlling Secured Party shall instruct the collateral trustee (or, where applicable, any Local Collateral Agent) to commence any enforcement action with respect to any Priority Lien Obligations, it being agreed that only the collateral trustee (or, where applicable, any Local Collateral Agent), at the direction of the Controlling Representative (prior to the expiry of the Standstill Period (as defined below)), and acting in accordance with the applicable Priority Lien Documents, shall have the exclusive right (and whether or not any Insolvency or Liquidation Proceeding has been commenced) to take any such actions or exercise any such remedies during such time (including, with respect to the collateral trustee, to direct any Local Collateral Agent to take such action or exercise any such remedies), in each case, without any consultation with or the consent of any Non-Controlling Representative or any other Non-Controlling Secured Party; provided that the proceeds of any such enforcement actions are applied as described under "—Order of application." In exercising rights and remedies with respect to the Collateral, the collateral trustee, at the direction of the Controlling Representative (or, subject to the provision described under "—Standstill Period," the Non-Controlling Designated Representative), may (a) enforce the provisions of the applicable Priority Lien Documents and exercise remedies thereunder and (b) direct each Local Collateral Agent to enforce the provisions of the applicable Security Documents and exercise remedies thereunder, in each case all in such order and in such manner as the Controlling Representative (or, subject to the provision described under "—Standstill Period," the Non-Controlling Designated Representative) may determine in its sole discretion and regardless of whether such exercise and enforcement is adverse to the interest of any Non-Controlling Secured Party. Such exercise and enforcement shall include the rights of an agent appointed by them to dispose of Collateral upon foreclosure, to incur expenses in connection with any such disposition or in connection with care or preservation of the Collateral and to exercise all the rights and remedies of a secured creditor under the UCC, the Bankruptcy Code (including the right to credit bid) or any other applicable law or bankruptcy law. Each Non-Controlling Representative, for itself and on behalf of the other Non-Controlling Secured Parties for which it acts as Priority Lien Representative, will agree that no covenant, agreement or restriction contained in any Security Document, or any other Priority Lien Document shall be deemed to restrict in any way the rights and remedies of the collateral trustee on behalf of the Controlling Representative or the other Controlling Secured Parties with respect to the Collateral as set forth in the Collateral Trust Agreement. The Controlling Representative will agree to notify the Non-Controlling Representatives of any direction given by it to the collateral trustee to commence any enforcement action in respect of the Collateral; provided that failure to give such notice shall not impair the effectiveness of such enforcement action nor create any claim or cause of action against the Controlling Representative or any Controlling Secured Party.

Standstill Period

Prior to the Payment in Full of the Controlling Obligations, subject to the provisions set forth below in this paragraph, after a period (the "Standstill Period") of ninety (90) consecutive days has elapsed since the date on which the Non-Controlling Designated Representative, acting in accordance with the applicable Priority Lien Documents, has delivered to the collateral trustee and the Controlling Representative written notice stating that (1) an event of default has occurred and is continuing under the applicable Priority Lien Documents and (2) the applicable Non-Controlling Secured Parties for which the Non-Controlling Designated Representative acts as Priority Lien Representative intend to direct the collateral trustee to exercise their rights to take enforcement actions, the Non-Controlling Designated Representative shall have the sole and exclusive right to direct the collateral trustee on behalf of the holders of Priority Lien Obligations to enforce or exercise any rights or remedies with respect to any Collateral only so long as the collateral trustee (acting at the direction of the Controlling Representative) has not commenced or is not diligently pursuing any of its enforcement actions with respect to a material portion of the Collateral (including seeking relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding). The Standstill

Period will be tolled during any period (a) in which the collateral trustee is not entitled, on behalf of the Controlling Secured Parties, to enforce or exercise any rights or remedies with respect to any Collateral as a result of (1) any injunction issued by a court of competent jurisdiction or (2) the automatic stay or any other stay in any Insolvency or Liquidation Proceeding or (b) that the collateral trustee, on behalf of the Controlling Secured Parties or any other Controlling Secured Party, shall have commenced, and shall be diligently pursuing (or shall have sought or requested relief from, or modification of, the automatic stay or any other stay or other prohibition in any Insolvency or Liquidation Proceeding to enable the commencement and pursuit thereof), the enforcement or exercise of any rights or remedies with respect to the Collateral.

The collateral trustee may take any enforcement actions with respect to the Collateral, or may direct a Local Collateral Agent to take any enforcement action, as instructed by the Non-Controlling Designated Representative (acting at the direction of the Non-Controlling Secured Parties for which it acts as Priority Lien Representative) after the termination of the Standstill Period to the extent permitted by the provisions described in the preceding paragraph. If the collateral trustee exercises any rights or remedies with respect to such Collateral in accordance with this provision and thereafter the Controlling Representative directs the collateral trustee to commence and diligently pursue the exercise of any rights or remedies with respect to a material portion of the Collateral (including seeking relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding), the Standstill Period shall recommence, the collateral trustee shall comply with such direction of the Controlling Representative and the Non-Controlling Designated Representative shall rescind any rights or remedies already exercised with respect to the Collateral.

Insolvency or Liquidation Proceedings

During any Insolvency or Liquidation Proceeding and prior to the Payment in Full of the Priority Lien Obligations, if the collateral trustee, acting at the direction of the Controlling Representative, desires to permit (or not object to) any order:

(1) for use of cash collateral;

(2) approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Priority Liens on the Collateral; or

(3) granting any relief on account of Priority Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Priority Lien Obligations in the Collateral subject to Priority Liens,

then, the Non-Controlling Secured Parties (x) will be deemed to have consented to, and will not object to, such use of cash collateral, debtor-in-possession financing or grant of adequate protection or support any other party objecting to use of cash collateral, debtor-in-possession financing or grant of adequate protection, (y) will be deemed to have subordinated their applicable Priority Lien Obligations, the Priority Liens on the Collateral and any adequate protection Liens to (A) such debtor-in-possession financing on the same terms as the Controlling Secured Parties may agree to subordinate the Priority Liens and their applicable Priority Lien Obligations to such debtor-in-possession financing, (B) any adequate protection provided to the Controlling Secured Parties (to the extent the Controlling Secured Parties are the Revolver Secured Parties) and (C) any "carve-out" and (z) will not provide or consent to, or direct any other Non-Controlling Secured Party to provide or consent to, any debtor-in-possession financing, cash collateral use or grant of adequate protection without the written consent of the Controlling Representative unless the Liens on the Collateral arising under such debtor-in-possession financing are junior to the Liens and the obligations thereunder are junior in right of payment to the Controlling Obligations.

The Non-Controlling Secured Parties will not file or prosecute in any Insolvency or Liquidation Proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral (including for the payment of any post-petition interest, fees and expenses) nor contest (x) any request by the Controlling Secured Parties for adequate protection (including for the payment of post-petition interest, fees and expenses) or (y) any objection by the Controlling Secured Parties to any motion, relief, action or proceeding based on the Controlling Secured Parties claiming a lack of adequate protection, except that:

(1) the Non-Controlling Secured Parties may freely seek and obtain any relief upon a motion for (A) a replacement Lien on the Collateral to secure the Non-Controlling Secured Parties with the same priority as existed prior to the commencement of the Insolvency or Liquidation Proceeding or (B) adequate protection (or any comparable relief) for their Priority Lien Obligations in the form of adequate protection Liens and superpriority claims to the same extent granted to the Controlling Representative to secure the Controlling Obligations; provided such Liens (and related collateral) shall be subject to the Collateral Trust Agreement, including the priorities set forth therein, and any amounts paid or distributed on account of such Liens or claims shall be deemed Proceeds as described above under the caption "—Order of application"; and

(2) so long as no Revolver Obligations are outstanding, any holder of Priority Lien Obligations may request adequate protection in the form of post-petition interest, fees and expenses.

The Non-Controlling Secured Parties will not object to or contest a sale or other disposition of any Collateral under section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code unless the Controlling Secured Parties shall have opposed or objected to such sale or disposition; provided that the Priority Lien in favor of the collateral trustee (or in favor of the Local Collateral Agent, on behalf of the collateral trustee (where applicable)) for the benefit of the holders of Priority Lien Obligations shall attach to the proceeds of such sale subject to the priorities set forth in the Collateral Trust Agreement or the proceeds shall be applied to repay the Priority Lien Obligations in accordance with the priorities set forth in the Collateral Trust Agreement. To the extent required by any court in an Insolvency or Liquidation Proceeding, the Non-Controlling Secured Parties shall consent, or direct any other applicable Non-Controlling Secured Party to consent, to a sale or other disposition of any Collateral under section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if the Controlling Secured Parties shall have consented to such sale or disposition; provided that the Priority Lien in favor of the collateral trustee (or in favor of a Local Collateral Agent, on behalf of the collateral trustee (where applicable)) for the benefit of the holders of Priority Lien Obligations shall attach to the proceeds of such sale or other disposition, subject to the priorities set forth in the Collateral Trust Agreement or the proceeds shall be applied to repay the Controlling Obligations.

Each Non-Controlling Representative, on behalf of itself and the applicable Non-Controlling Secured Parties for which it acts as Priority Lien Representative, will agree not to (i) seek (or support or consent to any other person seeking) relief from the automatic stay or any other stay in respect of the Collateral in any Insolvency or Liquidation Proceeding, without the prior written consent of the Controlling Representative or (ii) oppose any request by any Controlling Secured Party to seek relief from the automatic stay in respect of the Collateral in any Insolvency or Liquidation Proceeding.

The Non-Controlling Secured Parties may credit bid, or instruct the collateral trustee to credit bid, the Priority Lien Obligations of such Non-Controlling Secured Parties in accordance with section 363(k) of the Bankruptcy Code or any other applicable law, only if the Controlling Obligations are Paid in Full in conjunction with any such credit bid, or if the Controlling Representative consents in writing. Each Non-Controlling Representative, on behalf of itself and the applicable Non-Controlling Secured Parties for which it acts as Priority Lien Representative, will agree not to object to any credit bid of the Controlling Obligations in accordance with section 363(k) of the Bankruptcy Code and other applicable law.

The Revolver Obligations and the other Priority Lien Obligations are fundamentally different from each other because, among other things, the Revolver Obligations and the other Priority Lien Obligations have fundamentally different rights in the Collateral, and the parties intend for such obligations to be separately classified in any plan of reorganization proposed or adopted in a U.S. Insolvency or Liquidation Proceeding (a "Plan of Reorganization"). If it is held that the claims of the Revolver Secured Parties and the other holders of Priority Lien Obligations in respect of the Collateral constitute only one secured claim (rather than separate classes of senior and junior secured claims), then each Priority Lien Representative, on behalf of itself and such other holders of Priority Lien Obligations represented thereby, shall agree that all distributions shall be made as if there were separate classes of senior and junior secured claims against the Issuer and Guarantors in respect of the Collateral. Each Priority Lien Representative (other than the Revolver Administrative Agent), on behalf of itself and the applicable holders of Priority Lien Obligations represented thereby, shall agree to turn over to the Revolver Administrative Agent, for the benefit of the Revolver Secured Parties, amounts otherwise received or receivable by them to the extent necessary to effectuate the priorities set forth in the Collateral Trust Agreement, even if such turnover has the effect of reducing the claim or recovery of

such holder of Priority Lien Obligations. Each Priority Lien Representative (other than the Revolver Administrative Agent), on behalf of itself and the applicable holders of Priority Lien Obligations represented thereby, will agree that it shall not object or direct any other holder of Priority Lien Obligations to object to a Plan of Reorganization on the grounds that the Revolver Obligations and the other Priority Lien Obligations are classified separately under any such Plan of Reorganization, and it is the intent of the holders of Priority Lien Obligations that the Revolver Obligations and the other Priority Lien Obligations be classified separately in any such Plan of Reorganization. Each Priority Lien Representative (other than the Revolver Administrative Agent), on behalf of itself and the applicable holders of Priority Lien Obligations for which it acts as Priority Lien Representative, will agree that it will not support or vote to accept a Plan of Reorganization unless such Plan of Reorganization (i) is accepted by the Revolver Secured Parties in accordance with section 1126(c) of the Bankruptcy Code, (ii) provides for Payment in Full of the Revolver Obligations or (iii) provides for retention of the Priority Liens on the Collateral by the Revolver Secured Parties and the other holders of Priority Lien Obligations with the same priorities and rights as set forth in the Collateral Trust Agreement.

Rights of Non-Controlling Secured Parties; Option to Purchase Revolver Obligations

Each of the Non-Controlling Secured Parties may (or may direct the collateral trustee to) (collectively, the "Permitted Actions"), during any Insolvency or Liquidation Proceeding: (a) file a proof of claim or statement of interest with respect to its Priority Lien Obligations, (b) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the holders of Priority Lien Obligations including any claims secured by the Collateral, if any, (c) vote on any plan of reorganization proposed or adopted in an Insolvency or Liquidation Proceeding, file any proof of claim, make other filings and make any arguments and motions with respect to the Collateral or (d) exercise any rights or remedies, file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Issuer or Guarantors arising under bankruptcy or applicable non-bankruptcy law, in each case, so long as such actions would not conflict with an express agreement contained in the Collateral Trust Agreement.

At any time that there are no Revolver Obligations outstanding, subject to the terms and conditions of the Collateral Trust Agreement, any Non-Controlling Secured Party will have the option, by irrevocable written notice (the "Purchase Notice") delivered by the applicable Non-Controlling Representative (acting at the direction of the purchasing parties) to the applicable Secured Debt Representative for the Revolver Obligations that is the Controlling Representative no later than thirty (30) calendar days after the occurrence of the earliest to occur of (i) the Revolver Administrative Agent directing the collateral trustee to commence any enforcement action with respect to the Collateral, (ii) the date of acceleration of any Priority Lien Obligations pursuant to an event of default and (iii) the date of any Insolvency or Liquidation Proceeding of any Issuer or Guarantor, to purchase for a certain purchase price all (but not less than all) of the Revolver Obligations from the Revolver Secured Parties. If a Non-Controlling Representative so delivers the Purchase Notice, such Controlling Representative shall terminate any existing enforcement actions with respect to the Collateral and shall not take any further enforcement actions; provided that the purchase shall have been consummated on the date specified in the Purchase Notice.

Further assurances

Subject to the Guaranty and Security Principles, the Collateral Trust Agreement provides that the Issuer and Guarantors will do or cause to be done all acts and things that may be required, or that the collateral trustee (acting at the direction of the Controlling Representative) (and/or, where applicable, any Local Collateral Agent (acting at the direction of the collateral trustee) (acting at the direction of the Controlling Representative, acting reasonably)) with respect to a Lien in the jurisdiction applicable thereto) from time to time may reasonably request, to assure and confirm that the collateral trustee (and/or, where applicable, a Local Collateral Agent) holds, for the benefit of the holders of Priority Lien Obligations, duly created and enforceable and perfected liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the date of the Collateral Trust Agreement), in each case, as contemplated by, and with the lien priority required under, the Priority Lien Documents.

Subject to the Guaranty and Security Principles, upon the reasonable request of the collateral trustee (acting at the direction of the Controlling Representative) (and/or, where applicable, a Local Collateral Agent (acting at the direction of the collateral trustee (acting at the direction of the Controlling Representative, acting reasonably)) or any Priority Lien Representative at any time and from time to time, each Issuer and Guarantor will promptly execute,

acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the collateral trustee (acting at the direction of the Controlling Representative, acting reasonably)) (and/or, where applicable, a Local Collateral Agent (acting at the direction of the collateral trustee)) or the Controlling Representative may reasonably request, to create, perfect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Priority Lien Documents for the benefit of the holders of Priority Lien Obligations.

Subject to the Guaranty and Security Principles, without limiting the foregoing, substantially concurrently with the acquisition by the Issuer of any asset that is required to constitute Collateral, the Issuer will execute and deliver to the collateral trustee (or, where applicable, any Local Collateral Agent) for the benefit of the holders of Priority Lien Obligations such UCC financing statements or take such other actions as shall be necessary to create, grant, establish and perfect the collateral trustee's (or, where applicable, any Local Collateral Agent's) security interest in such assets or property for the benefit of the current and future holders of Priority Lien Obligations.

Notwithstanding anything to the contrary in any Priority Lien Document or any Security Document, the Issuer and Guarantors shall not be required to record any leasehold interests, make any fixture filings, or make any other real property recordings or filings, or other actions in connection with the perfection of real property interests in any jurisdiction, in each case, in connection with the Lien on any Gate Leaseholds (to the extent characterized as interests in real property) that are included in the Collateral.

Junior Lien Intercreditor Agreement

Pursuant to the terms of any applicable Junior Lien Document in connection with the issuance or incurrence by the Issuer or any other Issuer or Guarantor of any junior lien or subordinated indebtedness permitted under the Priority Lien Documents, the applicable Issuer or Guarantor will enter into from time to time a Junior Lien Intercreditor Agreement substantially in the form of an exhibit to the Collateral Trust Agreement. By their acceptance of the notes, each holder will be deemed to accept the terms of, agree to be bound by and authorize and direct the Trustee, the collateral trustee and each Local Collateral Agent, as applicable, to enter into and perform its respective obligations under the Junior Lien Intercreditor Agreement, if any, binding the holders to the terms thereof.

Certain bankruptcy limitations

The right of the collateral trustee to foreclose upon, repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by any bankruptcy law in the event that any bankruptcy case or other Insolvency or Liquidation Proceeding were to be commenced by or against the Issuer or any other Issuer or Guarantor prior to the collateral trustee's having repossessed and disposed of the Collateral (and in some cases, even after). Upon the commencement of a case for relief under the Bankruptcy Code, a secured creditor such as the collateral trustee is prohibited from foreclosing upon or repossessing its security from a debtor in a bankruptcy case, or from disposing of previously repossessed security without prior bankruptcy court approval (which may not be given under the circumstances) or the consent of the debtor.

A bankruptcy court will allow a creditor to exercise remedies against collateral for "cause," including for lack of "adequate protection." In view of the broad equitable powers of a U.S. bankruptcy court, the breadth of the automatic stay upon a bankruptcy filing and the lack of a precise definition of the meaning of "cause" or "adequate protection," it is impossible to predict whether or when payments under the notes would be made following the commencement of a bankruptcy case (or the length of the delay in making any such payments), whether or when the collateral trustee could or would repossess or dispose of the Collateral, the value of the Collateral at any time during a bankruptcy case or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits the payment and/or accrual of post-petition interest, expenses, costs and attorneys' fees to a secured creditor during a debtor's bankruptcy case only to the extent the value of such creditor's interest in the collateral is determined by the bankruptcy court to exceed the outstanding aggregate principal amount of the obligations secured by the collateral.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would hold secured claims only to the extent of the value

of the Collateral to which the holders of the notes are entitled, and unsecured "deficiency" claims with respect to such shortfall, which deficiency claims would not need to be adequately protected during a bankruptcy case.

Optional redemption

Except as set forth in this "Description of notes," the notes are not redeemable at the option of the Issuer.

At any time prior to October 15, 2026 (the "First Call Date"), the Issuer may redeem the notes in whole or in part, at their option, upon notice as described under the caption "—Redemption procedures," at a redemption price equal to 100% of the principal amount of such notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but excluding, the redemption date.

At any time and from time to time on or after the First Call Date, the Issuer may redeem the notes in whole or in part, upon notice as described under the caption "—Redemption procedures," at a redemption price equal to the percentage of principal amount set forth below plus accrued interest and additional amounts, if any, on the notes redeemed, to, but excluding, the applicable redemption date, if redeemed during the periods indicated below:

Year	Percentage
October 15, 2026 through October 14, 2027	103.938%
October 15, 2027 through October 14, 2028	101.969%
October 15, 2028 and thereafter	100.000%

At any time and from time to time prior to the First Call Date, the Issuer may redeem the notes with the net after-tax cash proceeds received by the Issuer from any Equity Offering at a redemption price equal to 107.875% of the principal amount of such notes, plus accrued interest and additional amounts, if any, to, but excluding, the redemption date, in an aggregate principal amount for all such redemptions not to exceed 40% of the aggregate principal amount of the notes issued under the indenture on the Issue Date (together with additional notes of such series); provided that:

(1) in each case the redemption takes place not later than 180 days after the closing of the related Equity Offering, and

(2) not less than 50% of the aggregate principal amount of the then-outstanding notes issued under the indenture remains outstanding immediately thereafter (including additional notes of such series but excluding notes held by the Issuer or any of their Restricted Subsidiaries), unless all such notes are redeemed substantially concurrently.

Notwithstanding the foregoing, in connection with any tender offer for the notes, including a Change of Control Offer or an Asset Disposition Offer, if holders of the notes of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not validly withdraw such notes in such tender offer and the Issuer, or any third party making such tender offer in lieu of the Issuer, purchases all of the notes validly tendered and not validly withdrawn by such holders, the Issuer or such third party will have the right upon not less than 10 nor more than 60 days' prior notice, given not more than 30 days following such purchase date, to redeem all notes that remain outstanding following such purchase at a redemption price equal to the price offered to each other holder of notes (excluding any early tender or incentive fee) in such tender offer plus, to the extent not included in the tender offer payment, accrued and unpaid interest (including Special Interest, if any), and additional amounts thereon, if any, to, but excluding, the date of such redemption.

Notice of redemption will be provided as set forth under "—Redemption procedures" below.

Notice of any redemption of the notes may, at the Issuer' discretion, be given prior to the completion of a transaction (including an Equity Offering, an incurrence of Indebtedness, a Change of Control or other transaction), and any redemption notice may, at the Issuer' discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a related transaction. If such redemption or purchase is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition and, if applicable, shall state that, in

the Issuer' discretion, the redemption date may be delayed until such time (including more than 60 days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date as so delayed. In addition, the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer' obligations with respect to such redemption may be performed by another Person.

If the optional redemption date is on or after a record date and on or before the corresponding interest payment date, the accrued and unpaid interest to, but excluding, the redemption date will be paid on the redemption date to the holder of notes in whose name the note is registered at the close of business on such record date in accordance with the applicable procedures of DTC, and no additional interest will be payable to holders of notes whose notes will be subject to redemption by the Issuer.

Unless the Issuer default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Optional redemption upon a tax event

If as a result of any change in or amendment to the laws (or any rules or regulations thereunder) of a Taxing Jurisdiction (as defined above under "—Additional amounts"), or any amendment to or change in an official interpretation, administration or application of such laws, rules or regulations, or any treaties or related agreements to which the Taxing Jurisdiction is a party (including a holding by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the Issue Date (or, if the Taxing Jurisdiction became a Taxing Jurisdiction on a later date, such later date), (i) the Issuer or any successors to the Issuer have or will become obligated to pay additional amounts as described above under "—Additional amounts," or (ii) the Guarantors or any successors to the Guarantors have or will become obligated to pay additional amounts as described under the caption "—Additional amounts," in each case, in excess of the additional amounts, if any, that would have been payable on the date that the relevant Taxing Jurisdiction became a Taxing Jurisdiction, the Issuer or any successors to the Issuer may, at their option, redeem all, but not less than all, of the notes, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, upon publication of irrevocable notice not less than 10 days nor more than 60 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 60 days prior to the earliest date on which the Issuer, the Guarantors or successors to the foregoing would, but for such redemption, become obligated to pay any such additional amounts were payment then due. For the avoidance of doubt, the Issuer or any successors to the Issuer shall not have the right to so redeem the notes unless (a) they are or will become obligated to pay such additional amounts or (b) the Guarantors or any successors to the Guarantors are or will become obligated to pay such additional amounts. Notwithstanding the foregoing, the Issuer or any such successors shall not have the right to so redeem the notes unless they have taken reasonable measures (including without limitation, using reasonable measures to cause payment on the notes to be made through a paying agent in a different jurisdiction or by the Issuer, their successors or another subsidiary of the Issuer) to avoid the obligation to pay such additional amounts. For the avoidance of doubt, reasonable measures do not include changing the jurisdiction of incorporation of the Issuer or any successor of the Issuer.

In the event that the Issuer or any successors to the Issuer elect to so redeem the notes, they will deliver to the Trustee: (1) a certificate, signed in the name of the Issuer or any successors to the Issuer by any two of each of their authorized officers or by their attorney in fact in accordance with their bylaws, stating that the Issuer or any successors to the Issuer are entitled to redeem the notes pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to the right of the Issuer or any successors to the Issuer to so redeem have occurred or been satisfied; and (2) an opinion of counsel, who is reasonably acceptable to the Trustee, to the effect that (i) the Issuer or any successors to the Issuer have or will become obligated to pay additional amounts or the Guarantors or any successors to the Guarantors are or will become obligated to pay additional amounts and that such obligation cannot be avoided by taking reasonable measures to avoid such obligation (including, without limitation, by causing payment on the notes to be made through a paying agent in a different jurisdiction or by a subsidiary of the Issuer), (ii) such obligation is the result of a change in or amendment to the laws (or any rules or regulations thereunder) of a Taxing Jurisdiction, as described above, and (iii) that all governmental requirements necessary for the Issuer or any successors to the Issuer to effect the redemption have been complied with.

Mandatory redemption or sinking fund

The Issuer is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. However, under certain circumstances, the Issuer may be required to offer to purchase notes as described under the captions "—Offer to repurchase upon a Change of Control" and "—Certain covenants—Disposition of Significant Assets."

As market conditions warrant, we and our equity holders, including members of our management, may from time to time seek to purchase our outstanding debt securities or loans, including the notes, in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, including the indenture, any purchases made by us may be funded by the use of cash on our balance sheet or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may be with respect to a substantial amount of a particular class or series of debt, with the attendant reduction in the trading liquidity of such class or series. In addition, any such purchases made at prices below the "adjusted issue price" (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and in related adverse tax consequences to us.

Redemption procedures

We will provide not less than 10 nor more than 60 days' prior written notice sent to each registered holder of the notes to be redeemed (with a copy to the Trustee). If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption.

If fewer than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed or, if such notes are not listed on a national securities exchange, on a pro rata basis, by lot, or such other method as the Trustee deems appropriate and fair (or such other method as DTC may require); provided, however, that the notes will be redeemed only in the minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Offer to repurchase upon a Change of Control

Upon the occurrence of a Change of Control, unless we have otherwise exercised our right to redeem the notes, each holder of notes will have the right to require us to purchase all or a portion of such holder's notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (including Special Interest, if any) and additional amounts thereon, if any, to, but excluding, the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Within 30 days following the date upon which any Change of Control occurred, unless we have otherwise exercised our right to redeem the notes, we will be required to deliver a notice to each holder of such notes, with a copy to the Trustee, which notice will govern the terms of the Change of Control Offer; provided that, at our option, we may deliver such notice prior to any Change of Control but after the public announcement of the Change of Control. Such notice will state, among other things, the purchase date, which must be no earlier than 10 days nor later than 60 days from the date such notice is sent, other than as may be required by law (the "Change of Control Payment Date"). The notice, if sent prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control occurring on or prior to the Change of Control Payment Date. Holders of notes electing to have notes purchased pursuant to a Change of Control Offer must surrender their notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the paying agent at the address specified in the notice, or transfer their notes to the paying agent by book-entry transfer pursuant to the applicable procedures of DTC, before the close of business on the third business day prior to the Change of Control Payment Date.

We will not be required to make a Change of Control Offer if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all notes of such series properly tendered and not withdrawn under its offer.

If holders of not less than 90% in aggregate principal amount of the outstanding notes validly tender and do not withdraw the notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, purchases all of such notes validly tendered and not withdrawn by such holders, we will have the right, upon not less than 10 nor more than 60 days' prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all notes that remain outstanding following such purchase at a redemption price in cash equal to 101% of the principal amount thereof, plus accrued interest (including Special Interest, if any) and additional amounts thereon, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date), as described in the fifth paragraph under "Optional redemption."

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any such securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

Except as described above with respect to a Change of Control, the indenture does not and the notes will not contain any other provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Certain covenants

Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than (x) dividends, distributions or payments payable in Qualifying Equity Interests or in the case of preferred stock of the Issuer (to the extent applicable), an increase in the liquidation value thereof and (y) dividends, distributions or payments payable to the Issuer or a Restricted Subsidiary of the Issuer);

(2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Issuer;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value (collectively for purposes of this clause (3), a "purchase") any Indebtedness of any Issuer or Guarantor that is subordinated to the Notes Obligations in right of payment or distributions from Collateral (but excluding any intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries), except (i) any scheduled payment of interest, (ii) any repayment, repurchase, defeasance or other extinguishment of principal within two years of the Stated Maturity thereof, (iii) in connection with any Permitted Refinancing Indebtedness in respect of such Indebtedness or (iv) conversion of such Indebtedness into common Equity Interests of the Issuer; or

(4) make any Restricted Investment,

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"),

UNLESS, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing as of such time or would result therefrom; and

(b) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries since the Exit Conversion Date (excluding Restricted Payments permitted by clauses (2) through (17) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1) $400.0 million; plus

(2) (x) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the first full fiscal quarter beginning after the Exit Conversion Date to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit) (provided that the amount calculated pursuant to this clause (x) shall not be less than zero) minus (y) the aggregate amount of Minimum Chilean Dividends paid since the Issue Date; plus

(3) 100% of the aggregate net cash proceeds and the Fair Market Value of non-cash consideration received by the Issuer since the Exit Conversion Date as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests (other than Qualifying Equity Interests sold to a Subsidiary of the Issuer, Excluded Contributions and Equity Interests issued, and capital contributions made, as part of the Reorganization Plan); plus

(4) 100% of the aggregate net cash proceeds and the Fair Market Value of non-cash consideration received by the Issuer or a Restricted Subsidiary of the Issuer from the issue or sale of convertible or exchangeable Disqualified Stock of the Issuer or a Restricted Subsidiary of the Issuer or convertible or exchangeable debt securities of the Issuer or a Restricted Subsidiary of the Issuer (regardless of when issued or sold), to the extent such issuance or sale of Disqualified Stock or debt securities is not prohibited by the covenant described under the caption "—Indebtedness," or in connection with the conversion or exchange thereof, in each case that have been converted into or exchanged since the Exit Conversion Date for Qualifying Equity Interests (other than (i) Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Issuer, (ii) convertible or exchangeable Disqualified Stock or debt securities issued as part of the Reorganization Plan and converted into or exchanged for Qualifying Equity Interests and (iii) convertible or exchangeable Disqualified Stock or debt securities, in each case converted into or exchanged for Qualifying Equity Interests as part of the Reorganization Plan); plus

(5) to the extent that any Restricted Investment that was made after the Exit Conversion Date (other than in reliance on clause (16) of the next paragraph) is (a) sold for cash or otherwise cancelled, liquidated or repaid for cash or (b) made in an entity that subsequently becomes a Restricted Subsidiary of the Issuer, the initial amount of such Restricted Investment (or, if less, the amount of cash received upon repayment or sale); plus

(6) to the extent that any Unrestricted Subsidiary of the Issuer designated as such after the Exit Conversion Date is redesignated as a Restricted Subsidiary after the Exit Conversion Date, the lesser of (i) the Fair Market Value of the Issuer's Restricted Investment in such Subsidiary (made other than in reliance on clause (16) of the next paragraph) as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the Issue Date; plus

(7) 100% of any dividends received in cash by the Issuer or a Restricted Subsidiary of the Issuer after the Exit Conversion Date from an Unrestricted Subsidiary of the Issuer, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Issuer for such period (excluding dividends made with proceeds of Investments in such Unrestricted Subsidiary made in reliance on clause (16) of the second paragraph under this caption "—Restricted payments").

The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of, Qualifying Equity Interests or from the substantially concurrent contribution of common equity capital to the Issuer; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(3) of the preceding paragraph and will not be considered to be Excluded Contributions;

(3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution), distribution or payment by a Restricted Subsidiary of the Issuer to the holders of its Equity Interests on a pro rata basis (or in the case of the payment of any such Restricted Payment to the Issuer or a Guarantor, on at least a pro rata basis to such Issuer or Guarantor);

(4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of any Issuer or any Guarantor that is contractually subordinated to the notes or to the note guarantees with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(5) the repurchase, redemption, acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any current or former officer, director, consultant or employee (or their estates or beneficiaries of their estates) of the Issuer or any of its Restricted Subsidiaries pursuant to any management equity plan or equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $25.0 million in any twelve-month period (except to the extent such repurchase, redemption, acquisition or retirement is in connection with the acquisition of a Permitted Business or merger, consolidation or amalgamation otherwise permitted by the indenture and in such case the aggregate price paid by the Issuer and its Restricted Subsidiaries may not exceed $50.0 million in connection with such acquisition of a Permitted Business or merger, consolidation or amalgamation); provided, further, that the Issuer or any of its Restricted Subsidiaries may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, up to $15.0 million of unutilized capacity under this clause (5) attributable to the immediately preceding twelve-month period;

(6) the repurchase of Equity Interests or other securities deemed to occur upon (a) the exercise of stock options, warrants or other securities convertible or exchangeable into Equity Interests or any other securities, to the extent such Equity Interests or other securities represent a portion of the exercise price of those stock options, warrants or other securities convertible or exchangeable into Equity Interests or any other securities or (b) the withholding of a portion of Equity Interests issued to employees and other participants under an equity compensation program of the Issuer or its Subsidiaries to cover withholding tax obligations of such persons in respect of such issuance;

(7) so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends, distributions or payments to holders of any class or series of Disqualified Stock or subordinated Indebtedness of the Issuer or any preferred stock of any Restricted Subsidiary of the Issuer either outstanding on the Issue Date or issued on or after the Issue Date in accordance with the covenant described under the caption "—Indebtedness";

(8) payments of cash, dividends, distributions, advances, common stock or other Restricted Payments by the Issuer or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants, (ii) the conversion or exchange of Capital Stock of any such Person or (iii) the conversion or exchange of Indebtedness or hybrid securities into

Capital Stock of any such Person;

(9) so long as no Default or Event of Default has occurred and is continuing or would result therefrom, any Restricted Payment so long as Consolidated Liquidity shall be at least $2.5 billion on a Pro Forma Basis after giving effect to such Restricted Payment;

(10) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of any subordinated Indebtedness of any Issuer or any Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such subordinated Indebtedness, plus any accrued and unpaid interest (including Special Interest, if any) thereon;

(11) Restricted Payments made with Excluded Contributions;

(12) [Reserved];

(13) the distribution, as a dividend or otherwise, of cash in an amount, as of any calendar year, not to exceed 30% of the annual net profits of the preceding calendar year (assuming there are no carry forward losses from previous years) to the extent necessary (and not in excess of the amount necessary) to satisfy Chilean minimum dividend requirements (as such requirements may be amended from time to time) (any dividends pursuant to this clause (13), "Minimum Chilean Dividends");

(14) the distribution or dividend of assets or Capital Stock of any Person in connection with any full or partial "spin-off" of a Subsidiary or similar transactions having an aggregate Fair Market Value not to exceed $250.0 million since the Issue Date; provided that the assets distributed or dividended do not include, directly or indirectly, any property or asset that constitutes Significant Assets;

(15) so long as no Default or Event of Default has occurred and is continuing or would result therefrom, other Restricted Payments in an aggregate amount (such aggregate amount to be calculated from the Issue Date) not to exceed the greater of (i) $700.0 million and (ii) 5.00% of Consolidated Total Assets as of the date of such Restricted Payment;

(16) so long as no Event of Default has occurred and is continuing or would result therefrom, any Restricted Investment by the Issuer and/or any Restricted Subsidiary of the Issuer; and

(17) the payment of any amounts in respect of any restricted stock units or other instruments or rights whose value is based in whole or in part on the value of any Equity Interests issued to any directors, officers or employees of the Issuer or any Restricted Subsidiary of the Issuer.

Notwithstanding anything to the contrary in the first or second paragraph of this covenant, no Investment may be made in any Unrestricted Subsidiary if, after giving effect thereto, the aggregate assets and properties of all Unrestricted Subsidiaries would exceed 10.0% of Consolidated Total Assets.

In the case of any Restricted Payment that is not cash, the amount of such non-cash Restricted Payment will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Issuer or such Restricted Subsidiary of the Issuer, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, if a Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (17) above, or is entitled to be made pursuant to the first paragraph under this caption "—Restricted Payments," or pursuant to any category set forth in the definition of Permitted Investments or other defined term used in the covenant described under this caption "—Restricted Payments," the Issuer will be entitled to classify on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant.

For the avoidance of doubt, the payment on or with respect to, or purchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Issuer or any Restricted Subsidiary of the Issuer that is not contractually subordinated to the Notes Obligations shall not constitute a Restricted Payment and therefore will not be subject to any of the restrictions described in this covenant.

Indebtedness

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or guaranty or otherwise become or remain directly or indirectly liable with respect to any Indebtedness for borrowed money (including in the form of Disqualified Stock), except for:

(1) Priority Lien Debt of the Issuer or Guarantor and any Guarantees of the Issuer or a Guarantor in respect thereof; provided that any Priority Lien Debt shall (i) not be secured other than as permitted by clause (1) of the definition of Permitted Liens and (ii) not be subject to or benefit from any Guarantee by any Person that does not also Guarantee the Notes Obligations; provided, further, that any Priority Lien Debt (other than any Priority Lien Debt incurred in the form of revolving Indebtedness pursuant to clause (b) of the definition thereof, which may be senior or superpriority in right of payment from the Collateral to the Notes Obligations) shall be *pari passu* in right of payment with the Obligations;

(2) Junior Lien Indebtedness of the Issuer and the Guarantors and any Guarantees of the Issuer or a Guarantor in respect thereof; provided that either (i) such Junior Lien Indebtedness is Permitted Refinancing Indebtedness in respect of Priority Lien Debt, (ii) after giving Pro Forma Effect to the issuance or incurrence of any such Junior Lien Indebtedness, the Total Asset Coverage Ratio is at least equal to 1.0 to 1.0 or (iii) such Junior Lien Indebtedness is Permitted Refinancing Indebtedness in respect of any Indebtedness incurred pursuant to clause (i) or (ii) above (or any successive Permitted Refinancing Indebtedness); provided, further, that any Junior Lien Indebtedness shall not be secured other than as permitted by clause (2) of the definition of Permitted Liens; provided, further, that in the event such Indebtedness being Guaranteed is subordinated in right of payment to the Notes Obligations, then the related Guarantee shall be subordinated in right of payment to the notes or the note guarantees, as the case may be;

(3) unsecured Indebtedness of the Issuer or Guarantors that is Permitted Refinancing Indebtedness in respect of either Priority Lien Debt or Junior Lien Indebtedness (or any successive Permitted Refinancing Indebtedness) and any Guarantees of the Issuer or Guarantors in respect of any of the foregoing; provided that (i) such Indebtedness shall not be subject to or benefit from any Guarantee by any Person that does not also Guarantee the Notes Obligations, (ii) such Indebtedness shall be *pari passu* in right of payment with the Notes Obligations or subordinated in right of payment with the Notes Obligations, for any such subordinated obligations on terms reasonably satisfactory to the Controlling Representative and (iii) in the event such Indebtedness being Guaranteed is subordinated in right of payment to the Notes Obligations, then the related Guarantee shall be subordinated in right of payment to the notes or the note guarantees, as the case may be;

(4) (A) unsecured Indebtedness of the Issuer; provided that such Indebtedness (i) is subordinated in right of payment to the Notes Obligations, any other Priority Lien Debt and any Junior Lien Indebtedness on terms reasonably satisfactory to the Controlling Representative, (ii) matures no earlier than the date on which the applicable notes mature, (iii) has a weighted average life to maturity no shorter than the weighted average life to maturity of the applicable notes and (iv) is not subject to any Guarantee by any Subsidiary or Affiliate of the Issuer; and (B) unsecured Indebtedness of any Guarantor; provided that such Indebtedness (i) is subordinated in right of payment to the Notes Obligations, any other Priority Lien Debt and any Junior Lien Indebtedness on terms reasonably satisfactory to the Controlling Representative, (ii) matures no earlier than the date on which the applicable notes mature, (iii) has a weighted average life to maturity no shorter than the weighted average life to maturity of the applicable notes and (iv) after giving effect to the incurrence of such Indebtedness under this clause (B) and the receipt and application of the proceeds thereof, the Fixed Charge Coverage Ratio of the Issuer would not be less than 2.00 to 1.00 on a Pro Forma Basis;

(5) unsecured Indebtedness of the Issuer and its Restricted Subsidiaries solely for working

capital purposes; provided that the outstanding amount of Indebtedness incurred pursuant to this clause (5), together with Indebtedness outstanding pursuant to clause (9) below, does not exceed $1.0 billion;

(6) letters of credit, bank guarantees, bankers' assurances or acceptances, surety bonds, insurance bonds and similar instruments entered into in the ordinary course of business;

(7) Hedging Obligations in respect of Hedging Agreements that are not for speculative purposes;

(8) Indebtedness of the Issuer or any Restricted Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including sale and leaseback transactions, Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that (i) such Indebtedness is incurred in connection with such sale and leaseback prior to or within 180 days after such acquisition or the completion of such construction or improvement and (ii) the aggregate principal amount of Indebtedness permitted by this clause (8) shall not exceed the greater of (x) $500.0 million and (y) 3.75% of Consolidated Total Assets at any time outstanding;

(9) Indebtedness incurred by Receivables Subsidiaries pursuant to Qualified Receivables Transactions; provided that the outstanding amount of Indebtedness incurred pursuant to this clause (9), together with Indebtedness outstanding pursuant to clause (5) above, does not exceed $1.0 billion;

(10) Indebtedness incurred in connection with any Aircraft Financing (including, without limitation, the RCF Loan Agreement and the Spare Engine Facility Loan Agreement);

(11) Indebtedness of the Issuer and its Restricted Subsidiaries with respect to infrastructure projects consistent with past practice; provided that (i) the Indebtedness incurred pursuant to this clause (11) shall not exceed the value of the collateral pledged in connection therewith and (ii) no Significant Assets shall be pledged to secure any such Indebtedness;

(12) following a Collateral Release Event, Indebtedness of the Issuer and its Restricted Subsidiaries secured by Cargo Business Assets (which may include directly or indirectly the Equity Interests in any Subsidiary that does not constitute Collateral or that has been released pursuant to "—Security for the notes—Release of Collateral Upon Collateral Release Event"); provided that (x) the outstanding amount of Indebtedness permitted by this clause (12) shall not exceed $1.0 billion and (y) no such Indebtedness shall be secured by a Lien on any Collateral;

(13) unsecured Guarantees of (i) Indebtedness for borrowed money permitted by this "—Indebtedness" covenant and (ii) other Indebtedness not constituting Indebtedness for borrowed money; provided that such Guarantee of such Indebtedness is not prohibited by the provisions of the indenture; provided, further, that in the event such Indebtedness being guaranteed is subordinated to the Notes Obligations, then the related Guarantee shall be subordinated in right of payment to the notes or the note guarantee, as the case may be;

(14) intercompany Indebtedness among the Issuer and its Restricted Subsidiaries; provided that (i) any such Indebtedness owing by the Issuer or a Guarantor shall be subordinated to the Obligations pursuant to an Intercompany Note or otherwise on terms reasonably satisfactory to the Controlling Representative and (ii) any such Indebtedness (A) owing to the Issuer or a Guarantor by another Issuer or a Guarantor or (B) owing to the Issuer or Guarantor by a Restricted Subsidiary that is not the Issuer or Guarantor if such Indebtedness under this clause (B) owing by such Restricted Subsidiary that is not the Issuer or a Guarantor is $25.0 million or more in the aggregate shall be evidenced by an Intercompany Note pursuant to the provisions contained therein and (iii) any such Indebtedness owing to the Issuer or a Guarantor shall be pledged as Collateral pursuant to the Pledge and Security Agreement;

(15) Indebtedness of Restricted Subsidiaries that are not Guarantors; provided that the outstanding amount of Indebtedness permitted by this clause (15) shall not exceed $500.0 million; and

(16) unsecured Indebtedness of the Issuer and its Restricted Subsidiaries; provided that (i) the outstanding amount of Indebtedness permitted by this clause (16) shall not exceed $500.0 million; and (ii) after giving effect to the incurrence of such Indebtedness under this clause (16) and the receipt and application of the proceeds thereof, the Fixed Charge Coverage Ratio of the Issuer would not be less than 2.00 to 1.00 on a Pro Forma Basis.

Disposition of Significant Assets

Neither the Issuer nor any Restricted Subsidiary shall sell or otherwise Dispose of any Significant Assets (including, without limitation, by way of any Sale of the Issuer or a Guarantor), except that such sale or other Disposition shall be permitted in the case of (i) a Permitted Disposition or (ii) any other sale or Disposition; provided that, in the case of this clause (ii):

(1) no Event of Default shall have occurred and be continuing or would result therefrom;

(2) the Asset Coverage Test is satisfied on a Pro Forma Basis after giving effect to such sale or other Disposition (including any concurrent pledge of Additional Collateral);

(3) prior to effecting such Disposition, the Issuer shall have delivered an officer's certificate to the Trustee and the collateral trustee calculating the Asset Coverage Ratio on a Pro Forma Basis after giving effect to such sale or other Disposition (including any pledge of Additional Collateral and/or redemption or repayment of Priority Lien Debt or Senior Priority Refinancing Indebtedness (in each case, in the case of revolving debt together with a permanent reduction in the commitments thereunder), if any);

(4) such sale or other Disposition, if to any other Person, is an arms' length Disposition to a third party that is not an Affiliate of the Issuer or any of its Subsidiaries; and

(5) to the extent that any Issuer receives any Net Proceeds from such sale or other Disposition, such Net Proceeds shall be applied as provided in the following paragraphs in this covenant;

provided that nothing contained in this covenant is intended to excuse performance by the Issuer or any Guarantor of any requirement of any Security Document that would be applicable to a Disposition permitted under the indenture. A Disposition of Collateral referred to in clause (4), (7) or (8) of the definition of "Permitted Disposition" shall not result in the automatic release of such Collateral from the security interest of the applicable Security Document, and the Collateral subject to such Disposition shall continue to constitute Collateral for all purposes of the Notes Documents (without prejudice to the rights of the Issuer to release any such Collateral pursuant to the provision described in the last paragraph under the caption "—Asset Coverage Ratio)."

Within 365 days after the receipt of any Net Proceeds from (1) a Disposition of Significant Assets (other than a Disposition constituting a Permitted Disposition), (2) a Disposition of Collateral referred to in clause (9) of the definition of "Permitted Disposition" (other than a Disposition of a minority stake in the equity of LATAM Airlines Peru, S.A.) or (3) a Recovery Event in respect of Significant Assets, in each case, the Issuer shall apply the Prepayment Percentage of such Net Proceeds:

(1) to invest in or replace, purchase or acquire Significant Assets (or, in the case of Net Proceeds from a Disposition of Collateral or Recovery Event in respect of Collateral, new or additional Collateral), other than an investment in, purchase or acquisition of Significant Assets by a Non-Guarantor Acquired Airline within 365 days after the sale or other Disposition, or Recovery Event, that generated the Net Proceeds; provided that the Issuer will be deemed to have complied with this provision if and to the extent that, within 365 days after the sale or other Disposition, or Recovery Event, that generated the Net Proceeds, the Issuer or any of its Restricted Subsidiaries has entered into and not abandoned or rejected a binding agreement to acquire, purchase or invest in the assets that would constitute Significant Assets (or Collateral, as applicable) in compliance with the provision described in this clause (1), and that acquisition,

purchase or investment is thereafter completed within 180 days after the end of such 365-day period); or

(2) to (i) repay the Revolving Credit Facility (provided that the commitments thereunder are permanently reduced), or any other Priority Lien Debt (and to permanently reduce commitments with respect thereto) to the extent such other Indebtedness and the Liens securing the same are permitted under the terms of the indenture and the documentation governing such other Indebtedness requires such a prepayment or repurchase thereof with such Net Proceeds or (ii) make an offer to purchase and/or repay, prepay or redeem the notes, either (i) as provided under "—Optional redemption," (ii) through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or (iii) by making an offer (in accordance with the procedures set forth in the following paragraph for Asset Disposition Offers) to all holders to purchase their notes at or above 100% of the principal amount thereof, plus accrued and unpaid interest (including Special Interest, if any), and additional amounts thereon, if any, to, but excluding, the date of repurchase.

Any Net Proceeds from a Disposition or Recovery Event that are not applied or invested as provided in the second paragraph of this covenant, together with any Net Proceeds that are earlier designated as "Excess Proceeds" by the Issuer, will constitute "Excess Proceeds." Within five (5) business days of the date on which the aggregate amount of Excess Proceeds exceeds $100.0 million (or earlier if the Issuer so elects), the Issuer will make an offer to purchase and/or repay, prepay or redeem, as applicable, to all holders of the notes and all holders of other Priority Lien Debt containing provisions similar to those set forth in the indenture with respect to offers to purchase, and prepay any other Priority Lien Debt requiring repayment or prepayment (collectively, whether through an offer or a required prepayment, an "Asset Disposition Offer"); provided that the percentage of such Excess Proceeds allocated and offered to each series of the notes in such Asset Disposition Offer is at least equal to the percentage of the aggregate principal amount of all Priority Lien Debt represented at such time by such series of the notes. The offer price in any Asset Disposition Offer will be equal to 100% of the principal amount, plus accrued interest and additional amounts (including Special Interest, if any) to, but excluding, the date of purchase, prepayment or redemption, subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Disposition Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture, including to make a similar offer with respect to Junior Lien Indebtedness. If the aggregate principal amount of notes of any series and other Priority Lien Debt requiring purchase or repayment tendered in such Asset Disposition Offer exceeds the amount of Excess Proceeds allocated to the notes of such series and other indebtedness in such Asset Disposition Offer, the Issuer will select the notes of such series and other Priority Lien Debt to be purchased or repaid pro rata based on the aggregate principal amounts so tendered (with such adjustments as may be deemed appropriate by the Issuer so that only notes in minimum denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Asset Disposition Offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of an Asset Disposition Offer. To the extent that the provisions of any such securities laws or regulations conflict with the Asset Disposition Offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Asset Disposition Offer provisions of the notes by virtue of any such conflict.

Notwithstanding any other provisions of the second paragraph under this covenant, to the extent any or all of the Net Proceeds of any Disposition by a Restricted Subsidiary or the Net Proceeds of a Recovery Event received by a Restricted Subsidiary are prohibited or delayed by any contractual restriction permitted by the indenture or any applicable local law (including financial assistance, corporate benefit restrictions on upstreaming of cash intra group and the fiduciary and statutory duties of the directors of such Restricted Subsidiary) from being repatriated or passed on to or used for the benefit of the Issuer or if the Issuer has determined in good faith that repatriation of any such amount to the Issuer would have material adverse tax consequences (including a material acceleration of the point in time when such earnings would otherwise be taxed) with respect to such amount, the portion of such Net Proceeds so affected will not be required to be applied to prepay the Priority Lien Debt at the times provided in second paragraph under this covenant but may be retained by the applicable Restricted Subsidiary so long, but only so long, as the applicable contractual restriction or local law will not permit repatriation or the passing on to or otherwise using for the benefit of the Issuer, or the Issuer believes in good faith that such material adverse tax consequence would result,

and once such repatriation of any of such affected Net Proceeds is permitted under the applicable contractual agreement or local law or the Issuer determines in good faith such repatriation would no longer have such material adverse tax consequences, such repatriation will be promptly effected and such repatriated Net Proceeds will be promptly (and in any event not later than five business days after such repatriation) applied (net of additional Taxes payable or reasonably estimated to be payable as a result thereof) to the prepayment of the Priority Lien Debt pursuant to the second paragraph under this covenant (provided that no such prepayment of the Priority Lien Debt pursuant to the second paragraph under this covenant shall be required in the case of any such Net Proceeds the repatriation of which the Issuer believes in good faith would result in material adverse tax consequences, if on or before the date on which such Net Proceeds so retained would otherwise have been required to be applied to reinvestments or prepayments (after giving effect to the reinvestment period therefor), the Issuer applies an amount equal to the amount of such Net Proceeds to such reinvestments or prepayments as if such Net Proceeds had been received by the Issuer rather than such Restricted Subsidiary, less the amount of additional Taxes that would have been payable or reserved against if such Net Proceeds had been repatriated).

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise Dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each an "Affiliate Transaction") involving aggregate payments or consideration in excess of $37.5 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary (taking into account all effects the Issuer or such Restricted Subsidiary expects to result from such transaction, whether tangible or intangible) than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(2) the Issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, but less than or equal to $100.0 million, an officer's certificate certifying that such Affiliate Transaction complies with clause (1) above; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $100.0 million, a board resolution stating the Board of Directors has approved such Affiliate Transaction and determined that it complies with clause (1) above.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the first paragraph of this covenant:

(1) any employment agreement, confidentiality agreement, non-competition agreement, incentive plan, employee stock option agreement, long-term incentive plan, profit sharing plan, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among the Issuer and/or its Restricted Subsidiaries (including without limitation in connection with any full or partial "spin-off" or similar transactions);

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of fees, compensation, reimbursements of expenses (pursuant to indemnity arrangements or otherwise) and reasonable and customary indemnities provided to or on behalf of officers, directors, employees or consultants of the Issuer or any of its Restricted Subsidiaries;

(5) any issuance of Qualifying Equity Interests to Affiliates of the Issuer or any increase in the liquidation preference of preferred stock of the Issuer (if any);

(6) transactions with customers, clients, suppliers or purchasers or sellers of goods or services in the ordinary course of business or consistent with past or industry practice or transactions with joint ventures, alliances or alliance members or Unrestricted Subsidiaries entered into in the ordinary course of business or consistent with past or industry practice;

(7) Permitted Investments and Restricted Payments that do not violate the covenant described above under the caption "—Restricted Payments";

(8) loans or advances to employees in the ordinary course of business not to exceed $20.0 million in the aggregate at any one time outstanding;

(9) transactions pursuant to agreements or arrangements in effect on the Issue Date or any amendment, modification or supplement thereto or replacement thereof and any payments made or performance under any agreement as in effect on the Issue Date or any amendment, replacement, extension or renewal thereof (so long as such agreement as so amended, replaced, extended or renewed is not materially less advantageous, taken as a whole, to the holders than the original agreement as in effect on the Issue Date);

(10) transactions between or among the Issuer and/or its Restricted Subsidiaries or transactions between a Receivables Subsidiary and any Person in which the Receivables Subsidiary has an Investment;

(11) any transaction effected as part of a Qualified Receivables Transaction;

(12) any purchase by the Issuer's Affiliates of Indebtedness of the Issuer or any of its Restricted Subsidiaries, the majority of which Indebtedness is offered to Persons who are not Affiliates of the Issuer;

(13) shared services, joint purchasing, systems integration, fleet management and other transactions in the ordinary course of business or consistent with past or industry practice;

(14) transactions between the Issuer or any of its Restricted Subsidiaries and any employee labor union or other employee group of the Issuer or such Restricted Subsidiary; provided such transactions are not otherwise prohibited by the indenture; and

(15) transactions with captive insurance companies of the Issuer or any of its Restricted Subsidiaries.

Limitation on Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any property or asset that constitutes Significant Assets, except Permitted Liens.

Business activities; Frequent Flyer Program

The Issuer will not, and will not permit any of its Restricted Subsidiaries to (a) engage in any business other than Permitted Businesses, except to such extent as would not be material to the Issuer and its Restricted Subsidiaries, taken as a whole, or (b) create or acquire any new Frequent Flyer Program unless (i) the related Frequent Flyer Program Assets are owned by the Issuer or a Guarantor, and (ii) to the extent any such Frequent Flyer Program Assets consist of Pledged Receivables (as defined in the Pledge and Security Agreement) and would not have automatically been pledged and subject to a perfected first priority Lien pursuant to the Security Documents in existence as of the Issue Date, execute and deliver to the collateral trustee or the applicable Local Collateral Agent, as applicable (subject to the Guaranty and Security Principles), joinders or collateral supplements to the applicable Security Documents or new Security Documents to create or purport to create and perfect a first priority Lien (subject to Permitted Liens) in such assets in favor of the collateral trustee or applicable Local Collateral Agent, as applicable, for the benefit of the Notes

Secured Parties within 120 days of such creation or acquisition (or such later date as the Controlling Representative may agree in its sole discretion); provided that clause (b) shall not restrict the acquisition of any Non-Guarantor Acquired Airline so long as the Issuer and its Restricted Subsidiaries continue to operate any existing Frequent Flyer Programs consistent with past practice.

Asset Coverage Ratio

On the tenth (10th) business day after a Reference Date, the Issuer will deliver to the Trustee and the collateral trustee an officer's certificate demonstrating with reasonable detail the calculation of the Asset Coverage Ratio as of the applicable Reference Date.

If (a) the Issuer fails to deliver the officer's certificate required by the preceding paragraph within the time period specified in the preceding paragraph, or (b) such officer's certificate demonstrates that the Asset Coverage Ratio was less than 1.6 to 1.0 as of the applicable Reference Date (a "Coverage Shortfall"), then additional interest shall accrue on all outstanding notes ("Special Interest") in an amount equal to 2.0% per annum of the principal amount of such notes commencing on such Reference Date, payable on each applicable interest payment date thereafter; provided that, such Special Interest shall cease to apply upon either (1) the Issuer delivering to the Trustee an officer's certificate demonstrating, with reasonably detailed calculations, that the Issuer's Asset Coverage Ratio was no less than 1.6 to 1.0 or (2) the Issuer curing such Coverage Shortfall pursuant to the procedures set forth in the following paragraph.

In the event of a Coverage Shortfall, within 45 days after the applicable Reference Date (such 45-day period, the "Cure Period"), the Issuer may (a) pledge additional assets as Additional Collateral under the Security Documents to secure Priority Lien Obligations and Junior Lien Obligations and such Additional Collateral will be included in the calculation of Appraised Value as of such Reference Date and/or (b) redeem, repay, prepay, repurchase or otherwise retire Priority Lien Debt, including by redeeming notes pursuant to any available optional redemption provisions of the indenture and such redeemed, repaid, prepaid, repurchased or otherwise retired Priority Lien Debt will not be included in the calculation of Appraised Value as of such Reference Date. If, after giving effect to such actions described in the preceding sentence during the Cure Period, the Asset Coverage Ratio would have been greater than 1.6 to 1.0 as of such Reference Date, as set forth in an officer's certificate delivered to the Trustee and the collateral trustee no later than the last day of the Cure Period demonstrating such calculations in reasonable detail, then no Special Interest will be payable with respect to such Coverage Shortfall.

Special Interest payable pursuant to the provisions of this covenant will be calculated and paid in the same manner as regular interest is calculated and paid under the indenture, and all references to payments of "interest" will be deemed to include Special Interest, if applicable.

Notwithstanding anything herein to the contrary, for clarity, the Issuer's failure to maintain an Asset Coverage Ratio in excess of 1.6 to 1.0 will not be deemed to constitute a Default or Event of Default for purposes of clause (4) under the caption "—Events of Default."

Notwithstanding anything to the contrary contained herein, if the Asset Coverage Test is not satisfied solely as a result of damage to or loss of any Collateral covered by insurance (pursuant to which the collateral trustee is named as loss payee and with respect to which payments are to be delivered directly to the collateral trustee or the Trustee) for which the insurer thereof has been notified of the relevant claim and has not challenged such coverage, any calculation of the Asset Coverage Ratio (and Total Asset Coverage Ratio) made pursuant to the indenture shall deem the relevant Issuer or Guarantor to have received Net Proceeds (and to have taken all steps necessary to have pledged such Net Proceeds as Additional Collateral) in an amount equal to the expected coverage amount (as determined by the Issuer in good faith and updated from time to time to reflect any agreements reached with the applicable insurer) and net of any amounts required to be paid out of such proceeds until the earliest of (i) the date any such Net Proceeds are actually first received by the collateral trustee or the Trustee, (ii) the date that is 270 days after such damage and (iii) the date on which any such insurer denies such claim; provided, further, that, prior to giving effect to this paragraph, the Appraised Value of the Coverage Assets shall be no less than 100% of the aggregate principal amount of all Priority Lien Debt at such time. If the Trustee or the collateral trustee should receive any Net Proceeds directly from the insurer in respect of a Recovery Event, the Trustee or the collateral trustee, as applicable,

shall promptly cause such proceeds to be paid to the applicable Issuer or Guarantor, or to be applied, as applicable, in accordance with theprovisions described under the caption "—Disposition of Significant Assets."

At the Issuer's request, the Lien on any asset or type or category of asset (including after-acquired assets of that type or category) that (i) has been Disposed in accordance with the indenture to a Person other than the Issuer or a Guarantor, (ii) is or has become "Excluded Assets" or (iii) constitutes Additional Collateral, will, in each case, be promptly released; provided that in each case, that the following conditions are satisfied or waived: (A) no Event of Default shall have occurred and be continuing, (B) either (x) after giving effect to such release, the Appraised Value of the Coverage Assets shall satisfy the Asset Coverage Test on a Pro Forma Basis or (y) the Issuer shall designate additional assets as Additional Collateral and comply with the covenant described under the caption "—Additional Guarantors; Collateral" and/or prepay or redeem or cause to be prepaid or redeemed Priority Lien Debt (as selected by the Issuer in its sole discretion), such that, following such actions and such release, the Asset Coverage Test shall be satisfied on a Pro Forma Basis, and (C) the Issuer shall deliver to the Trustee an officer's certificate demonstrating Pro Forma Compliance with the Asset Coverage Test after giving effect to such release (including after giving effect to any action taken pursuant to the foregoing clause (B)(y)). Each of the Trustee and the collateral trustee agrees to promptly provide any documents or releases reasonably requested by the Issuer to evidence any such release. For the avoidance of doubt, (aa) nothing contained in the foregoing shall prohibit any substitution of any item of Additional Collateral if such substitution and related release of the Additional Collateral being replaced are permitted or required under the applicable Security Document, and such permitted or required release of such replaced Additional Collateral pursuant to such Security Document shall not be subject to (and shall be deemed to satisfy) the release conditions in the first sentence of this paragraph and (bb) if the Issuer or a Guarantor releases (in accordance with this paragraph) any Additional Collateral that has suffered (or corresponding to an asset that suffered) a Recovery Event, the applicable Issuer or Guarantor shall be deemed to have complied with any provisions in the corresponding Security Documents requiring that such Issuer or Guarantor take specific actions in respect of such Recovery Event.

Merger, consolidation or sale of assets

None of the Issuer or any of its Restricted Subsidiaries (whichever is applicable, the "Subject Company") shall, directly or indirectly, (i) consolidate or merge with or into another Person (whether or not such Subject Company is the surviving Person) or (ii) Dispose of all or substantially all of the properties or assets of the Subject Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person; provided that:

(i) this paragraph shall not restrict the foregoing actions by the Issuer if:

(1) (A) the Issuer is the surviving Person or (B) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such Disposition has been made is an entity organized or existing under the laws of a Specified Jurisdiction, and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under any such laws;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or the Person to which such Disposition has been made assumes all the obligations of the Subject Company under the Notes Documents by operation of law (if the surviving Person is the Issuer) or pursuant to the covenant described under the caption "—Additional Guarantors; Collateral" or otherwise pursuant to a supplemental indenture and such amendments or supplements to the Security Documents as are necessary to effect such assumption;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) with respect to any merger or consolidation by the Issuer with any Guarantor or any Disposition by the Issuer, after giving effect thereto, the interests of the holders in respect of the Collateral are not adversely affected; and

(5) the Subject Company shall have delivered to the Trustee an officer's certificate stating that such consolidation, merger or Disposition complies with the applicable provisions of the indenture;

(ii) any Restricted Subsidiary of the Issuer that is not the Issuer or a Guarantor may consolidate or merge with or into the Issuer or a Guarantor or Dispose of all or substantially all of its properties to the Issuer or a Guarantor so long as, with respect to any consolidation or merger either (A) such Issuer or Guarantor is the surviving Person or (B) (1) the Person formed or surviving any such consolidation (if other than such Issuer or Guarantor) is an entity organized or existing under the laws of a Specified Jurisdiction and (2) the Person formed by or surviving any such consolidation or merger assumes all the obligations of such Issuer or Guarantor under Notes Documents by operation of law or pursuant to the covenant described under the caption "—Additional Guarantors; Collateral" or otherwise pursuant to agreements reasonably satisfactory to the Trustee and the collateral trustee;

(iii) any Guarantor may consolidate or merge with or into either Issuer or any Guarantor or Dispose of all or substantially all of its properties to either Issuer or another Guarantor so long as (x) after giving effect thereto, the interests of the holders in respect of the Collateral are not adversely affected and (y) in the case of any Disposition, the transferee is the Issuer or a Guarantor and the transferee is either (1) in the same jurisdiction as the transferor, (2) a Specified Jurisdiction or (3) another jurisdiction reasonably satisfactory to the Controlling Representative;

(iv) any Restricted Subsidiary that is not the Issuer or a Guarantor may consolidate or merge with or into any other Restricted Subsidiary that is not the Issuer or a Guarantor or Dispose of all or substantially all of its properties to a Restricted Subsidiary that is not the Issuer or a Guarantor; provided that (x) with respect to any consolidation or merger between a Restricted Subsidiary whose Equity Interests constitute Collateral and a Restricted Subsidiary whose Equity Interests do not constitute Collateral, the Restricted Subsidiary whose Equity Interests constitute Collateral shall be the surviving Person and (y) no Subsidiary whose Equity Interests constitute Collateral may Dispose of all or substantially all of its properties to a Restricted Subsidiary whose Equity Interests do not constitute Collateral, unless, in each case, under (x) and (y), (1) such Equity Interests of the applicable Restricted Subsidiary (the "Subject Entity") that do not constitute Collateral as of the date of such consolidation or merger are promptly pledged as Collateral on or following the consummation of such consolidation or merger and (2) the Subject Entity is organized in a Security Jurisdiction (as defined in the Guaranty and Security Principles) or a different jurisdiction reasonably satisfactory to the Controlling Representative;

(v) any Permitted Investment may be structured as a merger or consolidation (provided that (x) if the Issuer is a party to such merger or consolidation, such Issuer shall be the surviving Person thereof, (y) if the Issuer or a Guarantor is a party to such merger or consolidation, such Issuer or Guarantor shall be the surviving Person thereof and (z) if a Restricted Subsidiary that is not the Issuer or a Guarantor is a party to such merger or consolidation, such Restricted Subsidiary shall be the surviving Person thereof);

(vi) any merger, consolidation, dissolution or liquidation, in each case, not involving the Issuer, may be effected for the purposes of effecting a Disposition permitted by the indenture; and

(vii) the dissolution of any Restricted Subsidiary (that is not the Issuer or Guarantor) with no or de minimis assets is permitted.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of any Subject Company in a transaction that is subject to, and that complies with the provisions of clauses (i) and (ii) of the first paragraph of this "—Merger, consolidation or sale of assets" covenant, the successor Person formed by such consolidation or into or with which such Subject Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Agreement and the other Notes Documents referring to such Subject Company shall refer instead to the successor Person and not to such Subject Company), and may exercise every right and power of such Subject Company under this Agreement and the other Notes Documents with the same effect as if such successor Person had been named as such Subject Company herein and therein; provided, however, that the predecessor Subject Company (in the case of Issuer), if applicable, shall not be relieved from the obligation to pay the principal of, and interest, if any, on the notes except in the case of a sale of all of such Subject Company's assets in a transaction that is subject to, and that complies with the provisions of clause (i) of the first paragraph of this "—Merger, consolidation or sale of assets" covenant.

Any substitution of the successor for the Issuer might be deemed for federal income tax purposes to be an exchange of the notes for "new" notes, resulting in recognition of gain or loss for such purposes and possibly certain other adverse tax consequences to beneficial owners of the debt securities. Noteholders should consult their own tax advisors regarding the tax consequences of any such substitution.

Negative pledge clauses

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into or become effective any agreement that prohibits or limits the ability of the Issuer or any Restricted Subsidiary to create, incur, assume or suffer to exist any Lien upon any of its Significant Assets, now owned or hereafter acquired, to secure its obligations under the Notes Documents to which it is a party other than (a) any Priority Lien Debt (so long as any prohibition or restriction in any documentation governing any Priority Lien Debt is not more restrictive in any material respect than the indenture), including the Revolving Credit Agreement and the 2029 Notes Indenture (and any documentation governing any Permitted Refinancing Indebtedness in respect of the foregoing) (and any successive Permitted Refinancing Indebtedness in respect thereof), so long as any such prohibition or restriction in such documentation is not more restrictive in any material respect than the documentation in respect of the Indebtedness being refinanced), (b) the Collateral Trust Agreement and the Local Collateral Agency Agreements, (c) customary prohibitions and restrictions contained in any agreements governing any debt incurred pursuant to clause (8) of the first paragraph under the caption "—Certain covenants—Indebtedness" or Aircraft Financing (including, without limitation, the RCF Loan Agreement and the Spare Engine Facility Loan Agreement); provided that any such prohibitions and restrictions only apply to the assets financed thereby or the property subject to such lease or arrangement or any interests or agreements related thereto, (d) any such prohibition or limitation in any co-branding agreement, partnering agreement, airline-to-airline frequent flyer program agreement or similar agreement, in each case relating to a Frequent Flyer Program; provided that (i) prior to entering into any new such agreement or arrangement, the Issuer shall use commercially reasonable efforts to have any such agreement not include any such prohibition or limitation and (ii) any such prohibition or limitation shall apply only with respect to the applicable agreement and the proceeds thereof, (e) subject to a Collateral Release Event, in respect of any contract arising in the ordinary course relating to the cargo business of the Issuer and its Restricted Subsidiaries, any prohibition or limitation in any such contract, and any amendments or modifications thereto so long as such amendment or modification does not expand the scope of any such prohibition or limitation in any material respect; provided that (x) any such prohibition or limitation applies only with respect to the applicable agreement and the proceeds thereof and (y) in respect of any such receivables that would otherwise constitute Collateral, the Issuer shall use commercially reasonable efforts to have any such contract not include any such prohibition or limitation, (f) any agreement in effect at the time any Person becomes a Restricted Subsidiary of the Issuer; provided that such agreement was not entered into in contemplation of such Person becoming a Restricted Subsidiary of the Issuer, (g) customary prohibitions and limitations contained in agreements relating to the sale of a Restricted Subsidiary (or the assets of the Issuer or a Restricted Subsidiary) pending such sale; provided that such prohibitions and limitations apply only to the Restricted Subsidiary that is to be sold (or the assets to be sold) and such sale is permitted (or not restricted) hereunder, (h) prohibitions and limitations under agreements evidencing or governing or otherwise relating to Indebtedness not restricted hereby of Restricted Subsidiaries that are not the Issuer or the Guarantors; provided that such prohibitions and limitations are only with respect to assets of such Restricted Subsidiaries, (i) any prohibition or limitation imposed by applicable law, regulation or order, or the terms of any license, authorization, concession or permit issued or granted by a Governmental Authority and (j) any customary prohibitions or limitations arising or agreed to in the ordinary course of business, arising under leases, licenses or other similar contractual arrangements and not relating to any Indebtedness, and that do not (i) restrict assets other than those subject to such leases, licenses or other arrangements or (ii) taken as a whole, materially diminish the value of the Collateral, in each case, as determined by Issuer in good faith.

Restricted distribution clauses

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, enter into or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Issuer to pay dividends or distributions or to dividend the proceeds of any Disposition of Significant Assets to the Issuer or another Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (a) any restrictions with respect to a Restricted Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially of the Equity Interests or assets of such Restricted Subsidiary so long as such Disposition is not restricted hereby, (b) any agreement in effect at the time any Person becomes a Restricted Subsidiary

of the Issuer; provided that such agreement was not entered into in contemplation of such Person becoming a Restricted Subsidiary of the Issuer, (c) provisions with respect to the Disposition or distribution of assets or property in joint venture agreements, asset sale agreements, agreements in respect of sales of Equity Interests and other similar agreements entered into in connection with transactions not prohibited by the indenture; provided that such encumbrance or restriction shall only be effective against the assets or property that are the subject to such agreements, (d) any instrument governing Indebtedness or Equity Interests of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect on the date of such acquisition, which encumbrance or restriction is not applicable to any Person or the property or assets of any Person, other than the Person, or the properties or assets of such Person, so acquired, (e) customary encumbrances or restrictions contained in Aircraft Financings (including, without limitation, the RCF Loan Agreement and the Spare Engine Facility Loan Agreement) or debt incurred pursuant to clause (8) of the first paragraph under the caption "—Indebtedness" to the extent such encumbrances and restrictions apply only to the property subject to such lease or arrangement and (f) any customary prohibitions or limitations arising or agreed to in the ordinary course of business, arising under leases, licenses or other similar contractual arrangements and not relating to any Indebtedness, and that do not (i) restrict assets other than those subject to such lease, license or other arrangements, (ii) taken as a whole, materially diminish the value of the Collateral or (iii) taken as a whole, materially affect the ability of Issuer or any Restricted Subsidiary to make future principal or interest payments on outstanding Indebtedness of Issuer or any Restricted Subsidiary, in each case, as determined by the Issuer in good faith.

Use of proceeds

The Issuer and the Guarantors will not use, and will not permit any of their respective Subsidiaries, officers, directors, employees or agents to use, the proceeds of any notes (i) in violation of any Anti-Corruption Laws or Anti-Money Laundering Laws or (ii) (A) to fund, finance or facilitate any activities or business of or with any Person that, at the time of such funding, financing or facilitation, is the subject or target of Sanctions, (B) to fund, finance or facilitate any activities of or business in any Sanctioned Country, in each case of (A) and (B) except to the extent permitted under Sanctions, or (C) in any other manner that would result in a violation of Sanctions by any Person in connection with the indenture (including any Person participating or acting in connection with the notes thereunder, whether as underwriter, advisor, investor, lender, hedge provider, facility or security agent or otherwise).

Air carrier status

Each Air Carrier Entity will use commercially reasonable efforts to maintain at all times its status and rights to operate as an "air carrier" in Chile, Brazil, Peru or Colombia, as applicable, and all other jurisdictions in which it operates air routes from time to time, except to the extent the failure to maintain such rights would not reasonably be expected to result in a Material Adverse Effect. Subject to a Collateral Release Event, each Air Carrier Entity will possess and maintain at all times, all necessary certificates, exemptions, licenses, designations, authorizations and consents required by the FAA, the DOT or any applicable Non-U.S. Aviation Authority or Airport Authority or any other Governmental Authority that are material to the operation of the Pledged Routes and Material Pledged Slots operated by it, and to the conduct of its business and operations as currently conducted, in each case, to the extent necessary for such Air Carrier Entity's operation of flights, except where a failure to so possess or maintain would not reasonably be expected to have a Material Adverse Effect. Subject to a Collateral Release Event, each Air Carrier Entity will also:

(1) utilize its Material Pledged Slots in a manner consistent with applicable regulations, rules and contracts in order to preserve its right to hold and use its Material Pledged Slots, taking into account any waivers or other relief granted to it by the FAA, the DOT, any Non-U.S. Aviation Authority or any Airport Authority, except to the extent that any failure to utilize would not reasonably be expected to result in a Material Adverse Effect;

(2) cause to be done all things commercially reasonably necessary to preserve and keep in full force and effect its rights in and to use its Material Pledged Slots, including, without limitation, if applicable, satisfying any applicable "use or lose" rule, except to the extent that any failure to do so would not reasonably be expected to result in a Material Adverse Effect;

(3) use commercially reasonable efforts to utilize its Pledged Routes in a manner consistent with Title 49, the applicable rules and regulations of the FAA, the DOT, any applicable Non-U.S. Aviation Authorities, and any applicable treaty in order to preserve its rights to operate the scheduled services, except to the extent that any

failure would not reasonably be expected to result in a Material Adverse Effect; and

(4) cause to be done all things commercially reasonably necessary to preserve and keep in full force and effect its authority to operate the scheduled services, except to the extent that any failure would not reasonably be expected to result in a Material Adverse Effect.

Delivery of Appraisals

The Issuer shall:

(1) within thirty (30) Business Days of March 31 of each calendar year;

(2) on or prior to the date upon which any Additional Collateral is pledged to the collateral trustee or a Local Collateral Agent, as applicable, or assets are transferred to the Issuer or a Guarantor in order to constitute Coverage Assets, but only with respect to such Additional Collateral or new Coverage Assets; and

(3) promptly (but in any event within 45 days) following a request by the Trustee or the collateral trustee if an Event of Default has occurred and is continuing,

deliver to the Trustee and the collateral trustee one or more Appraisals establishing the Appraised Value of the Coverage Assets; provided, however, that, in the case of clause (2) above, only an Appraisal with respect to the Additional Collateral or new Coverage Assets shall be required to be delivered. The Issuer may from time to time cause subsequent Appraisals to be delivered to the Trustee and the collateral trustee if it believes that any affected Coverage Asset has a higher Appraised Value than that reflected in the most recent Appraisals delivered pursuant to this covenant.

In addition to clauses (1) through (3) above, the Issuer will deliver to the Trustee and the collateral trustee (and make available to noteholders, prospective investors, broker-dealers and securities analysts as set forth in the immediately preceding paragraph) a copy of any Appraisal that is delivered to any other Priority Lien Representative or other holder of Priority Lien Obligations, but has not been or is not being delivered to the Trustee in accordance with such clauses (1) through (3) above, within 10 business days of the date on which such Appraisal was given to such other Priority Lien Representative or holder of Priority Lien Obligations.

Notwithstanding the foregoing, the Issuer may make available the Appraisal information required to be delivered hereunder by posting such Appraisal information on a website (which may be nonpublic and may be maintained by the Issuer or a third party) to which access will be given to the noteholders, prospective investors, broker-dealers and securities analysts that certify their status as such to the reasonable satisfaction of the Issuer.

For the avoidance of doubt, the Issuer's failure to deliver any Appraisal required by this covenant will be deemed to constitute an Event of Default for purposes of clause (4) under the caption "—Events of Default."

Calculations and tests

For purposes of any determination any covenant or any other provision of the indenture subject to any Dollar limitation, threshold or basket, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than Dollars shall be translated into Dollars at the exchange rate (rounded to the nearest currency unit, with 0.5 or more of a currency unit being rounded upward) at the applicable time determined in accordance with this caption "—Calculations and tests"; provided, however, that for purposes of determining compliance with any covenant with respect to any amount in a currency other than Dollars, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Indebtedness or Lien is incurred or Investment or other Restricted Payment or Disposition is made, or transaction with an Affiliate is entered into. For purposes of any determination of the Asset Coverage Ratio, the Total Asset Coverage Ratio or Consolidated Liquidity, amounts in currencies other than Dollars shall be translated into Dollars at the currency exchange rates used in preparing the most recently delivered financial statements under the caption "—Reports" (adjusted to reflect the currency translation effects, determined in accordance with IFRS, of any Hedging Agreements for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Dollar Equivalent).

It is understood and agreed that any Indebtedness, Lien, Investment or other Restricted Payment, Disposition and/or Affiliate transaction need not be permitted solely by reference to one category of permitted Indebtedness, Lien, Investment or other Restricted Payment, Disposition and/or Affiliate transaction within the same covenant, but may instead be permitted in part under any combination thereof or under any other available exception within the same covenant.

Regulatory matters; utilization; Collateral requirements

Subject to a Collateral Release Event, so long as any of the notes remain outstanding, each of the Issuer and the Guarantors will promptly take all such steps as may be commercially reasonably necessary to maintain, renew and obtain, or obtain the use of, Material Pledged Slots and Material Pledged Routes as needed for its continued and future operations using such Material Pledged Slots or Material Pledged Routes, and pay any applicable filing fees and other expenses related to the submission of applications, renewal requests and other filings as may be reasonably necessary to have access to its Material Pledged Slots and Material Pledged Routes, except to the extent that any failure to do so would not reasonably be expected to result in a Material Adverse Effect.

Significant Assets ownership

Subject to the provisions described (including the actions permitted) under the caption "—Disposition of Significant Assets" and "—Merger, consolidation or sale of assets," each Issuer and Guarantor will continue to maintain its interest in and right to use all property and assets in its reasonable judgment necessary for the conduct of its business, taken as a whole. Each of the Issuer and the Guarantors shall use, operate and maintain the Significant Assets in the same manner and with the same care as shall be the case with similar assets owned by such Issuer or Guarantor without discrimination.

Additional Guarantors; Collateral

On and after the Issue Date, (x) if any Restricted Subsidiary of the Issuer Guarantees the Revolving Credit Agreement or any other Indebtedness of the Issuer or the Guarantors incurred under clause (1), (2) or (3) of the covenant described under the caption "—Indebtedness" or (y) if no such Indebtedness is then outstanding, subject to the Guaranty and Security Principles if any Restricted Subsidiary of the Issuer (other than an Excluded Subsidiary) pledges or grants liens in the Collateral or acquires or holds any Significant Asset, then the Issuer will (i) promptly cause such Restricted Subsidiary to become a Guarantor by executing and delivering to the Trustee a supplemental indenture substantially in the form of an exhibit to the indenture and to become a party to each applicable Security Document by executing and delivering to the Trustee and the collateral trustee a supplement to the applicable Security Documents pursuant to which such Restricted Subsidiary's Significant Assets will be pledged as Collateral in favor of the collateral trustee or the applicable Local Collateral Agent, (ii) promptly execute and deliver (or cause such Restricted Subsidiary to execute and deliver) to the collateral trustee or a Local Collateral Agent, as applicable, such documents and take such actions to create, grant, establish, preserve and perfect the Priority Lien in favor of the collateral trustee or a Local Collateral Agent, as applicable, for the benefit of the Notes Secured Parties on such assets of the Issuer or such Restricted Subsidiary, as applicable, to secure the Notes Obligations to the extent required under the applicable Security Documents or reasonably requested by the collateral trustee or the Local Collateral Agent, as applicable, and to ensure that such Collateral shall be subject to no other Liens other than Permitted Liens, in each case subject to the Guaranty and Security Principles, and (iii) if reasonably requested by the collateral trustee, deliver to the collateral trustee, for the benefit of the Notes Secured Parties, a written opinion of counsel (which counsel shall be reasonably satisfactory to the collateral trustee) to the Issuer or such Restricted Subsidiary, as applicable, with respect to the matters described in clauses (i) and (ii) hereof, in each case within forty-five (45) calendar days after the addition of such Collateral or Significant Assets and in form and substance reasonably satisfactory to the collateral trustee (acting at the direction of the Controlling Representative).

In addition, if any Restricted Subsidiary of the Issuer that has not provided a note guarantee elects to pledge any Additional Collateral, then the Issuer will promptly cause such Subsidiary to execute and deliver to the Trustee a supplemental indenture substantially in the form of an exhibit to the indenture pursuant to which such Subsidiary will provide a note guarantee and to execute and deliver to the Trustee and the collateral trustee a supplement to the applicable Security Documents pursuant to which such Restricted Subsidiary's Significant Assets, including such

Additional Collateral, will be pledged as Collateral in favor of the collateral trustee or the applicable Local Collateral Agent, and to take the steps set forth in clauses (ii) and (iii) of the preceding paragraph.

Notwithstanding anything to the contrary, Issuer may from time to time, upon written notice to the Trustee, (i) elect to cause any Restricted Subsidiary that would otherwise be an Excluded Subsidiary to become a Guarantor (a "Designated Guarantor") but shall have no obligation to do so (and for clarity, there is no obligation to cause any Restricted Subsidiary that would otherwise be an Excluded Subsidiary to become a Designated Guarantor because another Designated Guarantor is formed or acquired in the same jurisdiction), subject to the satisfaction of the requirements of this caption "—Additional Guarantors; Collateral" by such Designated Guarantor and (ii) elect to cause any Designated Guarantor to be an Excluded Subsidiary; provided that such Designated Guarantor is either an Excluded Aircraft Subsidiary or does not own any Significant Assets at such time of election (other than pursuant to the thresholds set forth in clause (g) of the definition of "Excluded Subsidiary").

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary of the Issuer to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default and no default or Event of Default exists at the time of such designation; provided that if a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation, which Investment is permitted at that time under the covenant described above under the caption "—Restricted Payments" and if the Restricted Subsidiary otherwise meets the conditions set forth in the definition of an "Unrestricted Subsidiary."

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by delivering to the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officer's certificate certifying that such designation complied with the preceding conditions.

The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (1) no Default or Event of Default would be in existence following such designation, (2) after giving effect to such designation, the Asset Coverage Ratio shall be greater than or equal to 1.6 to 1.0 and (3) all Liens of such Unrestricted Subsidiary outstanding immediately following such designation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture.

Reports

The Issuer will deliver to the Trustee within 30 days after the Issuer files them with the SEC, copies of its annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Issuer is required to file with the SEC pursuant to Sections 13 and 15(d) of the Exchange Act.

At any time the Issuer is not subject to Section 13 or 15(d) of the Exchange Act, the Issuer will, so long as any of the notes will, at such time, constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, promptly provide to the Trustee and will, upon written request, provide to any holder, beneficial owner or prospective purchaser of such notes the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such notes pursuant to Rule 144A under the Securities Act. The Issuer will take such further action as any holder or beneficial owner of such notes may reasonably request to the extent from time to time required to enable such holder or beneficial owner to sell such notes in accordance with Rule 144A under the Securities Act, as such rule may be amended from time to time.

Delivery of reports, information and documents to the Trustee is for informational purposes only and its receipt of such reports shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants under the indenture or the notes (as to which the Trustee are entitled to rely exclusively on officer's certificates). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, our compliance with the covenants

or with respect to matters disclosed in any reports or other documents filed with the SEC or EDGAR or any website under the indenture, or participate in any conference calls.

Within 10 business days after any Appraisal is required to be delivered as described under the caption "—Delivery of Appraisals," the Issuer will furnish to the Trustee a summary of each such Appraisal containing only information summarizing the results of such Appraisal (all of which will be made publicly available) and will post the complete Appraisal on a private, restricted website to which noteholders, prospective investors, broker-dealers and securities analysts are given access.

Events of Default

Each of the following is an "Event of Default" with respect to the notes:

(1) default in the payment of any installment of interest (including Special Interest, if any) on the notes for 30 days after becoming due and payable;

(2) default in the payment of principal of or premium, if any, on the notes when they become due and payable at their Stated Maturity, upon redemption, by declaration or otherwise;

(3) failure by any Issuer or any Guarantor to comply with the provisions applicable to such series described under the captions "—Offer to repurchase upon a Change of Control" or "—Certain covenants—Merger, consolidation or sale of assets";

(4) failure by any Issuer or any Guarantor to observe or perform any covenant or agreement in the Notes Documents, which continues for a period of 60 days after the earlier of written notice to the Issuer by the Trustee or to the Issuer and the Trustee by holders of at least 25% in aggregate principal amount of the outstanding notes;

(5) any Issuer, any Guarantor or any significant subsidiary (as defined in Rule 1-02 of Regulation S-X) of the Issuer files for bankruptcy, or certain other bankruptcy, insolvency or reorganization-related events occur;

(6) (a) any material provision of any Notes Document ceases to be valid and binding obligations of any Issuer or any applicable Guarantor party thereto, or any Issuer or any applicable Guarantor party thereto shall so assert in any pleading filed in any court, (b) any Issuer or any other Person contests in writing the validity or enforceability of any provision of any Notes Document; or the Issuer denies in writing that it has any or further liability or obligation under any Notes Document, or purports in writing to revoke, terminate or rescind the notes, the indenture or any Security Document, or (c) the Liens on any material portion of the Collateral intended to be created by the Notes Documents shall cease to be or shall not be a valid and perfected Lien having the priorities required by the indenture or by the Collateral Trust Agreement or the Junior Lien Intercreditor Agreement, as applicable (except as permitted by the terms of the indenture or such Security Documents);

(7) (a) any Issuer or any Guarantor shall default in the performance of any obligation relating to Material Indebtedness and any applicable grace periods shall have expired and any applicable notice requirements shall have been complied with, and as a result of such default the holder or holders of such Material Indebtedness or any trustee or agent on behalf of such holder or holders shall have caused such Material Indebtedness to become due prior to its scheduled final maturity date or (b) any Issuer or any Guarantor shall default in making any payment in respect of any Material Indebtedness outstanding under one or more agreements of the Issuer or a Guarantor, any applicable grace periods shall have expired and any applicable notice requirements shall have been complied with;

(8) failure by the Issuer or any of their Restricted Subsidiaries to pay judgments by a court or courts of competent jurisdiction aggregating in excess of $100.0 million (determined net of amounts covered by insurance policies issued by creditworthy insurance companies), which judgments are not paid, discharged or stayed, for a period of 60 days; or

(9) except as permitted by the indenture, any note guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor denies or disaffirms

in writing its obligations under its note guarantee.

If an Event of Default with respect to the notes (other than an Event of Default relating to certain events of bankruptcy, insolvency, or reorganization of any Issuer, any Guarantor or any significant subsidiary of the Issuer) occurs and is continuing, the Trustee by notice to us, or the holders of at least 25% in aggregate principal amount of the outstanding notes by notice to us and the Trustee may, declare the principal of and premium, if any, and accrued and unpaid interest (including Special Interest, if any) on all the notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest (including Special Interest, if any) will be due and payable immediately.

If an Event of Default relating to certain events of bankruptcy, insolvency, or reorganization of any Issuer, any Guarantor or any significant subsidiary of the Issuer occurs and is continuing, the principal of and premium, if any, and accrued and unpaid interest (including Special Interest, if any), on the notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders.

If the notes are accelerated or otherwise become due prior to their Stated Maturity, in each case as a result of an Event of Default (including, but not limited to, an Event of Default specified in clause (5) of the definition of "Event of Default" (including the acceleration of any portion of the Indebtedness evidenced by the notes by operation of law)), the amount that shall then be due and payable shall be equal to:

> (x) (i) 100% of the principal amount of the notes then outstanding plus the Applicable Premium in effect on the date of such acceleration or (ii) the applicable redemption price in effect on the date of such acceleration, as applicable, plus
>
> (y) accrued and unpaid interest, if any, to, but excluding, the date of such acceleration, in each case as if such acceleration were an optional redemption of the notes so accelerated.

The holders of not less than a majority in aggregate principal amount of the outstanding notes may rescind a declaration of acceleration and its consequences in respect of such notes, if the Issuer has deposited certain sums with the Trustee and all Events of Default with respect to the notes, other than the non-payment of the principal or interest which have become due solely by such acceleration, have been cured or waived, as provided in the indenture.

Except to enforce the right to receive payment of principal, premium, if any, or interest (including Special Interest, if any) when due, no holder of any notes will have any right to institute any judicial or other proceeding with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy unless:

(1) an Event of Default has occurred and is continuing with respect to the notes and such holder has given the Trustee prior written notice of such continuing Event of Default with respect to the notes;

(2) the holders of not less than 25% of the aggregate principal amount of the outstanding notes have requested the Trustee to institute proceedings in respect of such Event of Default;

(3) such holders have offered, and if requested, provided, the Trustee indemnity or security satisfactory to such Trustee against its costs, expenses and liabilities in complying with such request;

(4) the Trustee has failed to institute proceedings 60 days after the receipt of such notice, request and offer or provision of indemnity; and

(5) no direction inconsistent with such written request has been given for 60 days by the holders of a majority in aggregate principal amount of the notes.

The holders of a majority of the aggregate principal amount of notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the notes or exercising any trust or power conferred to the Trustee, and to waive certain defaults. The indenture provides that if an Event of Default occurs and is continuing, the Trustee will exercise such of its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent person would

exercise or use under the circumstances in the conduct of such person's own affairs. Subject to such provisions, no Trustee will be under any obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of the notes unless such holders have offered, and if requested, provided to the Trustee security or indemnity satisfactory to such Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

Any time period in the indenture to cure any actual or alleged default or Event of Default may be extended or stayed by a court of competent jurisdiction.

Notwithstanding the foregoing, the holder of any notes will have an absolute and unconditional right to receive payment of the principal of and premium, if any, and interest (including Special Interest, if any) on those notes on or after the due dates expressed in such notes and to institute suit for the enforcement of payment.

Upon becoming aware of any default or Event of Default, the Issuer is required to deliver to the Trustee a statement specifying such default or Event of Default.

Legal Defeasance and Covenant Defeasance

The indenture provides that the Issuer may at any time, at the option of the Board of Directors evidenced by a resolution accompanied by an officer's certificate, elect either (1) to defease and be discharged from any and all obligations with respect to the outstanding notes (except for, among other things, the rights of holders of outstanding notes to receive payments in respect of the principal of, premium on, if any, or interest (including Special Interest, if any) on, such notes when such payments are due, obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency with respect to the notes, to hold moneys for payment in trust and certain rights of the Trustee) ("Legal Defeasance") or (2) to be released from the Issuer' obligations to comply with the restrictive covenants under the indenture, and thereafter any omission to comply with such obligations will not constitute a default or an Event of Default with respect to the notes ("Covenant Defeasance"). In the event Covenant Defeasance occurs with respect to notes, all "Events of Default" described under the caption "—Events of Default" (except those relating to payments on the notes or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the notes.

Legal Defeasance or Covenant Defeasance, as the case may be, with respect to the notes will be conditioned upon, among other things: (i) the irrevocable deposit by the Issuer with the Trustee, in trust, for the benefit of the holders of the notes, an amount in U.S. dollars, or U.S. government obligations, or a combination thereof, applicable to the notes which through the scheduled payment of principal and interest in accordance with their terms will, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, provide money in an amount sufficient to pay the principal or premium, if any, and interest (including Special Interest, if any) on the notes on the scheduled due dates therefor (and the Issuer must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date), (ii) no default or Event of Default having occurred or be continuing with respect to the notes on the date of the deposit referred to in clause (i) (other than a default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings), (iii) that such Legal Defeasance or Covenant Defeasance not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Issuer or any guarantor is a party or by which the Issuer or any guarantor is bound, (iv) the Issuer delivering to the Trustee an officer's certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and (v) the Issuer delivering to the Trustee an officer's certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If the Issuer effect either Covenant Defeasance or Legal Defeasance with respect to the notes, the Issuer will be required to deliver to the Trustee an opinion of counsel that the deposit and related defeasance will not cause the holders and beneficial owners of the notes to recognize income, gain or loss for federal income tax purposes. If the Issuer effect Legal Defeasance with respect to the notes, such opinion of counsel must be based upon (1) a ruling the Issuer has received from, or have been published by, the U.S. Internal Revenue Service or (2) a change in applicable

federal income tax law since the date of the indenture to that effect. The Issuer may exercise their Legal Defeasance option notwithstanding the Issuer' prior exercise of its Covenant Defeasance option.

Upon a Legal Defeasance or Covenant Defeasance with respect to the notes, the collateral trustee will cease to be a party to the Security Documents on behalf of the holders of the notes, and the Collateral will no longer secure the notes (and such notes will no longer be Priority Lien Debt).

Amendment, supplement and waiver

Except as provided in the next three succeeding paragraphs, the indenture, the note guarantees in respect thereof and the Security Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any and, including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing default or Event of Default (other than a default or Event of Default in the payment of the principal of, premium on, if any, or interest (including Special Interest, if any) on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes).

With respect to the notes, without the consent of each holder of notes affected thereby, an amendment, supplement or waiver may not:

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions with respect to the redemption of the notes;

(3) reduce the rate of or change the time for payment of interest, including default interest and Special Interest, on any note;

(4) waive a default or Event of Default in the payment of principal of, premium on, if any, or interest (including the payment of Special Interest, if any, when due) on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of, premium on, if any, or interest (including the payment of Special Interest, if any, when due) on, the notes;

(7) waive a redemption payment with respect to any note;

(8) make any change to the percentage of principal amount of notes the holders of which must consent to an amendment or waiver;

(9) except as referred to under "—Legal Defeasance and Covenant Defeasance" or in connection with a consolidation, merger or conveyance, transfer or lease of assets pursuant to the indenture, release any guarantor from its obligations under its note guarantee (other than as permitted in respect of Unrestricted Subsidiaries) or make any change in the note guarantee that would adversely affect such holder; or

(10) make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the notes, of releasing all or substantially all of the note guarantees or of altering the relative priority of the Liens in favor of the holders of Priority Lien Debt or subordinating (in payment or lien priority) the notes in security or contractual right of payment to any senior indebtedness will require the consent of holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuer and the Trustee, the collateral trustee and the Local Collateral Agents, as applicable, may amend or supplement the indenture, the applicable notes and the Security Documents:

(1) to surrender any right or power conferred upon the Issuer or the Guarantors, to add to the covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of the notes and to make the occurrence, or the occurrence and continuance, of a default in respect of any such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the indenture; provided, however, that with respect to any such additional covenant, restriction, condition or provision, such amendment may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of the notes to waive such default;

(2) to cure any ambiguity, defect or inconsistency;

(3) to provide for uncertificated notes in addition to or in place of certificated notes;

(4) to provide for the assumption of the Issuer's or a guarantor's obligations to holders of the notes in the case of a merger or consolidation or sale of all or substantially all of such Issuer's or such guarantor's assets;

(5) to make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the indenture of any holder;

(6) to conform the text of the indenture or any of the Security Documents to any provision of this "Description of notes" to the extent that such provision in this "Description of notes" was intended to be a verbatim recitation of a provision of the indenture or any of the Security Documents, as determined in good faith by an officer of the Issuer and set forth in an officer's certificate to that effect;

(7) to enter into additional or supplemental Security Documents or provide for additional Collateral;

(8) to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the Security Documents or to release Collateral in accordance with the terms of the indenture and the Security Documents;

(9) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of such indenture;

(10) to provide for a successor Trustee, collateral trustee or Local Collateral Agent; or

(11) to allow any guarantor (or subsidiary becoming a guarantor) to execute a supplemental indenture or a note guarantee.

The indenture will provide that notes held by Affiliates will be disregarded for purposes of determining whether holders of the required principal amount of notes have concurred in any direction, waiver or consent.

Satisfaction and discharge

The indenture will be discharged and will cease to be of further effect as to all notes (except for certain surviving rights of the Trustee and the Issuer's obligations with respect thereto) issued thereunder, when:

(1) either:

(a) all such notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(b) all such notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of such notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal of, premium on, if any, and interest (including Special Interest, if any) on, such notes to the date of maturity or redemption;

(2) in respect of clause 1(b), no default or Event of Default has occurred and is continuing on the date of the deposit (other than a default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any guarantor is a party or by which the Issuer or any guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Issuer (or any guarantor) has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer must deliver an officer's certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Upon a satisfaction and discharge of the indenture, the collateral trustee will cease to be a party to the Security Documents on behalf of the holders of the notes and the Collateral will no longer secure the notes.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuer, the indenture limits the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. The Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered, and if requested, provided to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

At any time that any Trustee is the Controlling Representative, such Trustee shall be entitled to act or refrain from acting in accordance with direction from a majority of aggregate principal amount of the notes, and shall have no obligation to take any discretionary action or make any determination in the absence of such direction, accompanied by, if requested, indemnity or security satisfactory to such Trustee.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Submission to jurisdiction

Each of the parties to the indenture will submit to the jurisdiction of the U.S. federal and New York State courts located in the Borough of Manhattan, City and State of New York for purposes of all legal actions and proceedings instituted in connection with the notes and the indenture. The Issuer and the Guarantors will appoint Law Debenture Corporate Services Inc. as its authorized agent upon which process may be served in any such action.

Enforceability of judgments

Since some assets of the Issuer and Guarantors are outside the United States, any judgment obtained in the United States against the Issuer or certain Guarantors, including judgments with respect to the payment of principal, premium, if any, interest, redemption price and any purchase price with respect to the notes, may not be collectible within the United States.

Currency indemnity

U.S. dollars are the sole currency of account and payment for all sums payable by the Issuer and the Guarantors under or in connection with the notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or otherwise) by any Trustee or any holder of a note in respect of any sum expressed to be due to it from the Issuer or the Guarantors will only constitute a discharge to the Issuer or the Guarantors to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any note, the Issuer and the Guarantors will indemnify the Trustee and such holder against any loss sustained by it as a result; and if the amount of United States dollars so purchased is greater than the sum originally due to such holder, such holder will, by accepting a note, be deemed to have agreed to repay such excess. In any event, the Issuer and the Guarantors will indemnify the recipient against the cost of making any such purchase.

For the purposes of the preceding paragraph, it will be sufficient for the Trustee or the holder of a note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the other obligations of the Issuer and the Guarantors, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by any holder of a note and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any note.

Additional information

Anyone who receives this offering memorandum may obtain a copy of the indenture or any of the Security Documents without charge by writing to LATAM Airlines Group S.A., Presidente Riesco 5711, 20th Floor, Las Condes, Santiago, Chile or by telephoning us at (56-2) 2565-8765.

Denominations

The notes will be issuable in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

No listing

We are not required and do not intend to list the notes on any securities exchange.

Book-entry, delivery and form

The notes will be represented by one or more notes in registered global form, without interest coupons attached. On the date of closing, these global notes (the "Global Notes") will remain in the custody of the Trustee and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, including, if applicable, those of Euroclear and Clearstream, which may change from time to time. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below under the caption "—Depository procedures—Exchange of Global Notes for Certificated Notes."

Depository procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Neither the Issuer nor the Trustee take any responsibility for these operations and procedures and the Issuer urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "participants") and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "indirect participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised the Issuer that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of participants with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. Euroclear and Clearstream will hold interests in the Global Notes on behalf of their participants through customers' securities accounts in their

respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC.

Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest (including Special Interest, if any) and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Issuer and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Issuer. Neither the Issuer nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and DTC participants acting on behalf of Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of DTC participants acting on behalf of Euroclear or Clearstream, as the case may be; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to the DTC participant acting on its behalf to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear

participants and Clearstream participants may not deliver instructions directly to the DTC participants acting on behalf of Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default, DTC reserves the right to exchange the Global Notes for notes in certificated form, and to distribute such notes to its participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Issuer nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form, or "Certificated Notes," if:

(1) DTC (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuer fail to appoint a successor depositary; or

(2) there has occurred and is continuing a default or Event of Default.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures), and the Certificated Notes shall bear appropriate legends indicating the transfer restrictions applicable thereto.

Same day settlement and payment

The Issuer will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest (including Special Interest, if any)) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Issuer will make all payments of principal, interest (including Special Interest, if any) and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes, in the case of a holder holding an aggregate principal amount of notes of $1.0 million or more, or, if no such account is specified or in the case of a holder holding an aggregate principal amount of notes of less than $1.0 million, by mailing a check to each such holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuer expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Issuer that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Certain definitions

The following capitalized terms shall have the meaning given to them in the UCC (and, if defined in more than one Article of the UCC, shall have the meaning given in Article 9 thereof): Account, Account Debtor, Bank, Certificated Security, Chattel Paper, Commercial Tort Claims, Commodity Account, Commodity Contract, Commodity Intermediary, Deposit Account, Document, Entitlement Order, Equipment, Fixtures, General Intangibles, Goods, Instrument, Inventory, Investment Property, Letter-of-Credit Right, Money, Payment Intangible, Record, Securities Account, Securities Intermediary, Security Certificate, Security Entitlement, Supporting Obligations, Tangible Chattel Paper and Uncertificated Security.

"2027 Notes" means the Issuer's $450.0 million aggregate principal amount of 13.375% Senior Secured Notes due October 15, 2027.

"2029 Notes" means the Issuer's $700.0 million aggregate principal amount of 13.375% Senior Secured Notes due October 15, 2029.

"2029 Notes Indenture" means that certain Indenture, dated as of October 18, 2022, among the Issuer, Professional Airline Services, Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral trustee, pursuant to which the Issuer issued the 2029 Notes.

"2029 Notes Obligations" means Obligations with respect to the 2029 Notes and the related note guarantees.

"2029 Notes Payoff Event" means the first date upon which the 2029 Notes Obligations are paid in full in cash.

"Acceptable Letter of Credit" means an irrevocable standby letter of credit on customary terms issued by a bank or branch having a long term unsecured debt rating of at least A (or the equivalent) or better by S&P, Moody's or Fitch and drawable by the applicable Priority Lien Representative or collateral trustee, as applicable, upon presentation in New York.

"Account" means all "accounts" as defined in the UCC, and all rights to payment for interest (other than with respect to debt and credit card receivables).

"Additional Collateral" means any of the following assets pledged or mortgaged to the collateral trustee or a Local Collateral Agent, as applicable, after the Issue Date which would not have automatically been pledged or mortgaged pursuant to the Security Documents in existence as of the Issue Date without modifying such Security Documents or entering into new Security Documents not then in existence: (a) any category of Collateral set forth in the Security Documents as of the Issue Date (provided that any Slots or Gate Leaseholds pledged as Additional Collateral shall be at an Eligible Airport), (b) Aircraft, Engines, Spare Parts, Appliances or Parts, or (c) any other assets acceptable to the Controlling Representative (it being understood that cash, Cash Equivalents and Receivables shall be acceptable to the Controlling Representative), which in each case shall (i) be valued by a new Appraisal in accordance with the requirements of the applicable Security Documents at the time the Issuer designates such assets as Additional Collateral (except for any cash or Cash Equivalents), (ii) as of the date such assets are added as Collateral, be subject, to the extent purported to be created by the applicable Security Documents, to a perfected first priority Lien in favor of the collateral trustee (or a sub-trustee or sub-agent designated pursuant to the applicable Security Document) or a Local Collateral Agent, as applicable, for the benefit of the Priority Secured Parties and otherwise subject only to Permitted Liens (other than Liens referred to in clause (5) and (13) of the definition of Permitted Liens in effect as of the Issue Date.

"Additional Indenture" means a new indenture governing additional notes permitted under clause (3) of the definition of Priority Secured Debt.

"Additional Indenture Obligations" means the Obligations in respect of any Additional Indenture.

"Additional Loan Credit Agreement" means the credit agreement governing additional term loans permitted under clause (3) of the definition of Priority Secured Debt, excluding subclause (b) of such clause (3).

"Additional Loan Obligations" means the Obligations in respect of any Additional Loan Credit Agreement.

"Additional Local Collateral Agent" means a collateral trustee or collateral agent selected at the direction of the Controlling Representative to take any and all steps required or reasonably necessary to perfect the Priority Lien in any relevant jurisdiction outside of the United States.

"Additional Note Obligations" means the Obligations in respect of any Additional Notes.

"Additional Notes" means the additional notes permitted under clause (c) of the definition of Priority Secured Debt issued pursuant to the 2029 Notes Indenture or the indenture.

"Additional Priority Lien Debt" means additional Priority Secured Debt permitted to be incurred under each applicable Priority Lien Document to be secured by a Priority Lien equally and ratably with all previous existing and future Priority Secured Debt.

"Additional Revolver Obligations" means the Obligations in respect of any Additional Revolving Credit Agreement.

"Additional Revolver Representative" means the additional Priority Lien Representative appointed pursuant to any Additional Revolving Credit Agreement.

"Additional Revolver Secured Parties" means the holders of any Additional Revolver Obligations and the Additional Revolver Representative.

"Additional Revolving Credit Agreement" means the credit agreement governing additional revolving credit loans permitted under clause (3) of the definition of Priority Secured Debt, including subclause (b) of such clause (3).

"Additional Secured Debt Designation" means a notice in substantially the form of Exhibit A to the Collateral Trust Agreement.

"Affiliate" means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, a Person (a "Controlled Person") shall be deemed to be "controlled by" another Person (a "Controlling Person") if the Controlling Person possesses, directly or indirectly, power to direct or cause the direction of the management and policies of the Controlled Person whether by contract or otherwise; provided that (i) beneficial ownership by any "person" or "group" of 10% or more of the Voting Stock of a Person shall be deemed to be control and (ii) the terms "person," "group" and "beneficial owner" shall have the meanings ascribed to them when such terms are used pursuant to Sections 13(d), Section 14(d) and Rule 13d-3 of the Exchange Act, respectively.

"Air Carrier Entity" means the Issuer and each other Guarantor that owns or operates Aircraft.

"Aircraft" means any contrivance invented, used, or designed to navigate, or fly in, the air, including, without duplication, the airframes related thereto.

"Aircraft Financing" means (i) any indebtedness, guarantee, finance lease, operating lease, sale and lease back or other financing arrangements (including any bonds, debentures, notes or similar instruments) in respect of or secured by Engines, Spare Parts, Aircraft, airframes or Appliances, Parts, components, instruments, appurtenances, furnishings, other equipment installed on such Engines, Spare Parts, Aircraft, airframes or any other related assets, (ii) any financing arrangements assumed or incurred in connection with the acquisition, construction (including any pre-delivery payments in connection with such acquisition or construction), modifications or improvement of any Engines, Spare Parts, Aircraft, airframes or Appliances, Parts, components, instruments, appurtenances, furnishings, other equipment installed on such Engines, Spare Parts, Aircraft, airframes or any other related assets, and (iii) extensions,

renewals and replacements of such financing arrangements under clauses (i) and (ii); provided that, in each case under clauses (i), (ii) or (iii), such financing arrangement, if secured, is secured on a usual and customary basis (which may include the collateralization thereof with cash, Cash Equivalents or letters of credit) as determined by the Issuer in good faith for such financing arrangement or Indebtedness in respect of Engines, Spare Parts, Aircraft, airframes or Appliances, Parts, components, instruments, appurtenances, furnishings, other equipment installed on such Engines, Spare Parts, Aircraft, airframes or any other related assets.

"Aircraft Financing Related Cargo Business Assets" means assets described in clauses (a) and (b) of the definition of Cargo Business Assets.

"Airport Authority" means any city or any public or private board or other body or organization chartered or otherwise established for the purpose of administering, operating or managing airports or related facilities, which in each case is an owner, administrator, operator or manager of one or more airports or related facilities.

"Anti-Corruption Laws" means all applicable anti-corruption and anti-bribery laws, rules and regulations of any jurisdiction from time to time, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended.

"Anti-Money Laundering Laws" means any and all laws, rules and regulations of any jurisdiction applicable to the Issuer or its Subsidiaries or Affiliates from time to time concerning or relating to terrorism financing, money laundering or any predicate crime to money laundering, including, without limitation, any applicable provision of the Patriot Act and The Currency and Foreign Transactions Reporting Act (also known as the "Bank Secrecy Act," 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959).

"Appliance" means any instrument, equipment, apparatus, part, appurtenance or accessory used, capable of being used, or intended to be used, in operating or controlling Aircraft in flight, including a parachute, communication equipment and another mechanism installed in or attached to an Aircraft during flight, and not a part of an Aircraft or Engine.

"Applicable Premium" means, with respect to any note on any applicable redemption date, the greater of:

(A) 1.0% of the principal amount of such note; and

(B) the excess (to the extent positive) of:

(a) the present value at such redemption date of (i) the redemption price of such note at the First Call Date (such redemption price (expressed in percentage of principal amount) being set forth in the table under "—Optional redemption" (excluding accrued but unpaid Special Interest and other interest, if any)), plus (ii) all required interest payments due on such note to and including such date set forth in clause (i) (excluding accrued but unpaid interest, if any), computed upon the redemption date using a discount rate equal to the Applicable Treasury Rate at such redemption date plus 50 basis points; over

(b) the outstanding principal amount of such note,

in each case, as calculated by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate. The Trustee shall have no duty to calculate or verify the calculations of the Applicable Premium.

"Applicable Treasury Rate" means the weekly average for each business day during the most recent week that has ended at least two business days prior to the redemption date of the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the Federal Reserve Statistical Release H.15 (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Issuer in good faith)) most nearly equal to the period from the redemption date to the First Call Date; provided, however, that if the period from the redemption date to the First Call Date is not equal to the constant maturity of a United States Treasury security for which a yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of United

States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

"Appraisal" means (a) the Initial Appraisals, (b) any other appraisal (a "Subsequent Appraisal"), certifying, at the time of determination, in reasonable detail the Appraised Value of the Coverage Assets that are the subject thereof, which is prepared by either, at the option of the Issuer, (i) an Initial Appraiser and any successor thereof (including any appraiser whose employees or principals previously appraised the relevant Coverage Assets) but solely in respect of asset classes assigned to such Initial Appraiser in the definition thereof or (ii) another independent appraisal firm appointed by the Issuer in good faith; provided that, (x) in the case of Pledged SGR, the methodology and form of presentation of such Subsequent Appraisal are consistent in all material respects with the methodology and form of presentation of the Initial Appraisal applicable to such type of Coverage Assets, or which, as to any deviations from such methodology (including as to discount rate and terminal value growth rate) and/or form of presentation, are otherwise in form and substance consistent with market practice for assets of such type in a manner as determined by the Issuer in good faith or (y) in the case of assets other than Pledged SGR, the Subsequent Appraisal sets forth the fair market value thereof in a manner consistent with market practice for assets of such type as determined by the Issuer in good faith.

"Appraised Value" means, as of any date of determination, the sum of the aggregate value of all Coverage Assets as of such date, as reflected in the most recent Appraisals delivered to the Trustee in respect of such Coverage Assets in accordance with the indenture as of that date (for the avoidance of doubt, calculated after giving effect to any additions to or eliminations from the Coverage Assets since the date of delivery of such Appraisal); provided that (i) if any Pledged Slots at an airport have been added to or eliminated from the Coverage Assets since the most recent Appraisal of the Pledged Slots at such airport and such most recent Appraisal assigned differing Appraised Values to Pledged Slots at such airport based on the criteria set forth in such most recent Appraisal, such added or eliminated Pledged Slots at such airport shall, for purposes of determining the Appraised Value of all remaining Pledged Slots at such airport (including any added Pledged Slots as the case may be), be assigned an Appraised Value in accordance with such criteria set forth in such most recent Appraisal (and for clarity, such assignment of Appraised Value to such added or eliminated Pledged Slots shall not otherwise impact the Appraised Value of any other Pledged Slots at such airport), and (ii) when used in reference to any particular Coverage Asset, "Appraised Value" shall mean the value of such Coverage Asset as reflected in such most recent Appraisal of such Coverage Asset; provided that if at the relevant time the Issuer has not previously delivered to the Trustee an Appraisal of a specific Coverage Asset item (such as a single Route), but has delivered to the Trustee an Appraisal that includes the Appraised Value of a portion of the Coverage Assets (such as all Routes to a particular region) that includes such specific Coverage Asset item, the Issuer shall allocate the Appraised Value of such specific Coverage Asset item on a reasonable basis, and such allocated amounts shall be the Appraised Value of such specific Coverage Asset item, except that this proviso shall not be applicable in a case where the indenture or other Notes Document expressly requires that the Issuer obtain an Appraisal in respect of such specific Coverage Asset item.

"Asset Coverage Ratio" means, as of any date, the ratio of (a) the Appraised Value of the Coverage Assets as of such date to (b) the sum of (i) the aggregate principal amount of all Priority Lien Debt as of such date (including, other than for purposes of the covenant described under the caption "—Asset Coverage Ratio," without duplication of any outstanding principal amounts, the amount of any unfunded commitments under all revolving credit facilities (including the Revolving Credit Agreement) of the Issuer and its Restricted Subsidiaries) plus (ii) without duplication, any Senior Priority Refinancing Indebtedness plus (iii) the aggregate outstanding amount of Currency under any Frequent Flyer Program as of such date that has been Disposed by the Issuer or any Restricted Subsidiary pursuant to a financing arrangement for cash in advance of such Currency being redeemed for goods or services provided by the Issuer or its Restricted Subsidiaries ("Pre-Sold Currency").

"Asset Coverage Test" means, with respect to the applicable Reference Date, the Asset Coverage Ratio will not be less than 1.6 to 1.0.

"Bankruptcy Code" means Title 11 of the United States Code (11 U.S.C. § 101 et seq.), as it has been, or may be, amended, from time to time.

"Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York (together with any other court having jurisdiction over any proceeding therein from time to time).

"Board of Directors" means the board of directors of the Issuer or any committee thereof duly authorized to act on behalf of the board of directors of the Issuer.

"Brazilian Local Collateral Agent" means TMF Brasil Administração e Gestão de Ativos Ltda., in its capacity as Brazilian local collateral agent, appointed pursuant to the TMF Local Collateral Agency Agreement, together with any successor or replacement local collateral agent.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized and reflected as a liability on a balance sheet prepared in accordance with IFRS, as in effect immediately prior to the adoption of IFRS 16 (Leases), and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

"Capital Stock" means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity or exempted company, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

"Cargo Business" means the cargo business of the Issuer and its Restricted Subsidiaries.

"Cargo Business Assets" means (a) all intercompany Aircraft leases in respect of freighter Aircraft used in the cargo business of the Issuer and its Restricted Subsidiaries, (b) all intercompany contracts providing rights to use the belly of passenger Aircraft for the cargo business of the Issuer and its Restricted Subsidiaries, (c) all accounts receivable in respect of the cargo business of the Issuer and its Restricted Subsidiaries and (d) all owned and leased real estate assets used in the cargo business of the Issuer and its Restricted Subsidiaries; provided that, for purposes of calculating the Asset Coverage Ratio and the Total Asset Coverage Ratio, the Cargo Business Assets shall not include any of the foregoing assets described in clauses (a) through (d) above to the extent owned or acquired by a Non-Guarantor Acquired Airline.

"Cargo Business Intellectual Property" means the Intellectual Property owned by the Issuer or any of its Restricted Subsidiaries that (i) is required or necessary to operate the Cargo Business and (ii) is included as "LATAM Cargo Brand" in the most recent Appraisal in respect of Intellectual Property delivered pursuant to "—Security for the notes—Release of Collateral Upon Collateral Release Event" or "—Certain covenants—Delivery of Appraisals," as the case may be.

"Cash Equivalents" means each of the following:

(1) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one (1) year from the date of acquisition thereof;

(2) each Acceptable Letter of Credit;

(3) investments in commercial paper maturing within 365 days from the date of acquisition thereof and having, at such date of acquisition, a rating of at least A-2 (or the equivalent thereof) from S&P or P-2 (or the equivalent thereof) from Moody's;

(4) investments in certificates of deposit (including investments made through an intermediary, such as the certificated deposit account registry service), banker's acceptances, time deposits, eurodollar time deposits and overnight bank deposits maturing within one (1) year from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank of recognized standing organized under the laws of the United States or any State thereof that has a combined capital and surplus and undivided profits of not less than $250.0 million;

(5) fully collateralized repurchase agreements with a term of not more than six (6) months for underlying securities that would otherwise be eligible for investment;

(6) investments in money in an investment company registered under the Investment Company Act of 1940, as amended, or in pooled accounts or funds offered through mutual funds, investment advisors, banks and brokerage houses which invest its assets in obligations of the type described in clauses (1) through (5) above. This could include, but not be limited to, money market funds or short-term and intermediate bonds funds;

(7) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA (or the equivalent thereof) by S&P and Aaa (or the equivalent thereof) by Moody's and (iii) have portfolio assets of at least $5.0 billion;

(8) securities with maturities of one (1) year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A- by S&P or A3 by Moody's;

(9) any other securities or pools of securities that are classified under IFRS as Cash Equivalents or short-term investments on a balance sheet; and

(10) instruments or investments denominated in any currency that have a comparable tenor and credit quality to those referred to above (as determined by the Issuer in good faith) and (x) are customarily utilized in the countries in which such instrument is used or investment is made or (y) are consistent with the cash management practices of the Issuer (as determined by the Issuer in good faith).

"Cayman Companies Act" means the Companies Act (as revised) of the Cayman Islands.

"Change of Control" means the occurrence of one or more of the following events: (i) the consummation of any transaction (including, without limitation, by merger, consolidation, acquisition or any other means) as a result of which any "person" or "group" other than the Permitted Holders is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total Voting Power of the Issuer, (ii) any sale, lease, exchange or other transfer, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Issuer and the Guarantors, taken as a whole, to any "person" or "group" other than the Permitted Holders (directly or indirectly, included through one or more holding companies); provided that "group" is understood as two (2) or more persons acting under a joint control agreement (*acuerdo de actuación conjunta*) as set forth in title XV of the Chilean Securities Market Law, or (iii) the occurrence of a "Change of Control" under the 2029 Notes or any Permitted Refinancing Indebtedness thereof; provided that, notwithstanding the forgoing or anything to the contrary, no "Change of Control" shall have occurred as a result of any of the following: (a) any transaction where all of the Voting Power of the Issuer outstanding immediately prior to such transaction is converted into, or exchanged for, a majority of the outstanding Voting Power of the Person (including any "person") who will become the "beneficial owner" of the Issuer after the consummation of such transaction or (b) any merger or consolidation of the Issuer with or into a Permitted Person, if

immediately thereafter no Person (including any "person") is the "beneficial owner," directly or indirectly, of more than 50% of the total Voting Power of such Permitted Person; provided, further, that, for purposes of this "Change of Control" definition, (x) if any "person" or "group" includes one or more Permitted Holders and such Permitted Holders constitute more than 50% of the Voting Power of such person or "group," the Voting Power of the Issuer owned, directly or indirectly, by any Permitted Holders that are part of such "person" or "group" shall not be treated as being beneficially owned by such "person" or "group" or any other member of such "group" for purposes of determining whether clause (i) of this definition has been triggered and (y) the terms "person," "group" and "beneficial owner" shall have the meanings ascribed to them when such terms are used pursuant to Sections 13(d), Section 14(d) and Rule 13d-3 of the Exchange Act, respectively.

"Chilean Local Collateral Agency Agreement" means the "*contrato de agencia de garantías*," dated as of October 12, 2022, granted in accordance with Article 18 of Chilean Law N°20,190, by means of a Chilean notarial public deed granted before the notarial office of Santiago of Mr. Eduardo Javier Diez Morello under repertory number 17,020-2024, by and between, among others, the Issuer, the applicable Chilean Guarantors, the collateral trustee, and the Chilean Local Collateral Agent, substantially in the form attached as an exhibit to the Collateral Trust Agreement, as amended, restated, modified, supplemented, extended or amended and restated from time to time.

"Chilean Local Collateral Agent" means Banco Santander Chile, in its capacity as *agente de garantías* as appointed by means of the Chilean Local Collateral Agency Agreement, together with any successor or replacement local collateral agent.

"Collateral" means all assets and properties (real and personal) of the Issuer and the Guarantors now owned or hereafter acquired upon which Liens have been granted to the collateral trustee or a Local Collateral Agent, as applicable, to secure the Notes Obligations or any other Priority Lien Obligations, including without limitation any Additional Collateral and all of the "Collateral" as defined (or such other equivalent term in the Security Documents), and pledged pursuant to, the Security Documents (but excluding all such assets and properties released from such Liens pursuant to the applicable Security Document), together with all proceeds of the foregoing (including, without limitation, proceeds from Dispositions of the foregoing). For the avoidance of doubt, the Collateral includes the Permanent Collateral and the Supplemental Collateral (other than any Released Assets).

"Collateral Trust Agreement" means that certain Collateral Trust Agreement, dated as of October 12, 2022, among the Issuer, the other Issuer and the Guarantors from time to time party thereto, the Existing Term Loan Administrative Agent, the Revolver Administrative Agent, the Trustee, the collateral trustee, each Local Collateral Agent from time to time party thereto and each other Priority Lien Representative (as defined in the Collateral Trust Agreement) from time to time party thereto, substantially in the form attached the indenture, as the same may be amended, restated, modified, supplemented, extended or amended and restated from time to time in accordance with the terms thereof.

"Colombian Local Collateral Agent" means TMF Colombia Ltda., in its capacity as fiduciario or agente de garantía, granted in accordance with the TMF Local Collateral Agency Agreement, together with any successor or replacement local collateral agent.

"Consolidated EBITDAR" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1) an amount equal to any extraordinary, unusual, exceptional or nonrecurring loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with any Disposition of assets, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4) any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were deducted in computing such Consolidated Net Income; plus

(5) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(6) the amortization of debt discount to the extent that such amortization was deducted in computing such Consolidated Net Income; plus

(7) deductions for grants to any employee of Parent or its Restricted Subsidiaries of any Equity Interests during such period to the extent deducted in computing such Consolidated Net Income; plus

(8) any net loss arising from the sale, exchange or other disposition of capital assets by Parent or its Restricted Subsidiaries (including any fixed assets, whether tangible or intangible, all inventory sold in conjunction with the disposition of fixed assets and all securities) to the extent such loss was deducted in computing such Consolidated Net Income; plus

(9) any losses arising under fuel hedging arrangements entered into prior to the Closing Date and any losses actually realized under fuel hedging arrangements entered into after the Closing Date, in each case to the extent deducted in computing such Consolidated Net Income; plus

(10) proceeds from business interruption insurance for such period, to the extent not already included in computing such Consolidated Net Income; plus

(11) any expenses and charges that are covered by indemnification or reimbursement provisions in connection with any permitted acquisition, merger, disposition, incurrence of Indebtedness, issuance of Equity Interests or any investment to the extent (a) actually indemnified or reimbursed and (b) deducted in computing such Consolidated Net Income; plus

(12) non-cash items, other than the accrual of revenue in the Ordinary Course of Business, to the extent such amount increased such Consolidated Net Income; plus

(13) the amount of any minority interest expense consisting of Restricted Subsidiary income attributable to minority equity interests of third parties in any non-wholly-owned Subsidiary; plus

(14) aircraft rentals expenses;

(15) restructuring charges, accruals or reserves (including restructuring and integration costs related to acquisitions and adjustments to existing reserves), integration and facilities opening costs or other business optimization expenses or one-time restructuring costs incurred in connection with acquisitions made after the Issue Date; minus

(16) the sum of (A) income tax credits and (B) interest income included in computing such Consolidated Net Income,

in each case, determined on a consolidated basis in accordance with IFRS.

"Consolidated Liquidity" means, as of any date, the sum of (i) the Unrestricted Cash Amount as of such date, (ii) the aggregate principal amount committed and available to be drawn by the Issuer and its Restricted Subsidiaries (taking into account all borrowing base limitations, collateral coverage requirements and other restrictions on borrowing in effect as of such date) under all revolving credit facilities (including the Revolving Credit Agreement) of the Issuer and its Restricted Subsidiaries and (iii) the Net Proceeds, as determined by the Issuer in good faith (after

giving effect to any expected repayment of existing indebtedness using such proceeds) of any offerings of "securities" (as defined under the Securities Act) in (a) a public offering registered under the Securities Act, or (b) an offering not required to be registered under the Securities Act (including, without limitation, a private placement under section 4(a)(2) of the Securities Act, an exempt offering pursuant to Rule 144A and/or Regulation S of the Securities Act and an offering of exempt securities) of the Issuer or any of its Restricted Subsidiaries that has priced but has not yet closed (until the earliest of the closing thereof, the termination thereof without closing or the date that falls five (5) Business Days after the initial scheduled closing date thereof).

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the net income (or loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (or loss) of any Unrestricted Subsidiary of such Person), determined in accordance with IFRS and without any reduction in respect of preferred stock dividends; provided that:

(1) all net after-tax extraordinary, non-recurring or unusual gains or losses and all gains or losses realized in connection with the Disposition of securities by such Person or the early extinguishment of Indebtedness of such Person, together with any related provision for Taxes on any such gain, will be excluded;

(2) the net income of any Unrestricted Subsidiary or any other Person that is not the specified Person or a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included for such period only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the specified Person;

(3) the net income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted (x) without any prior governmental approval (that has not been obtained) or (y) directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(4) the cumulative effect of a change in accounting principles on such Person will be excluded;

(5) any non-cash compensation expense recorded from grants by such Person of stock appreciation or similar rights, stock options or other rights to officers, directors or employees, will be excluded;

(6) the effect on such Person of any non-cash items resulting from any amortization, write-up, writedown or write-off of assets (including intangible assets, goodwill and deferred financing costs) in connection with any acquisition, Disposition, merger, consolidation or similar transaction or any other non-cash impairment charges incurred subsequent to the Issue Date resulting from the application of Financial Accounting Standards Board Accounting Standards Codifications 205 – Presentation of Financial Statements, 350 – Intangibles – Goodwill and Other, 360 – Property, Plant and Equipment and 805 – Business Combinations or, to the extent applicable, the equivalent standard under IFRS (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such item is subsequently reversed), will in each case be excluded;

(7) any provision for income tax reflected on such Person's financial statements for such period will be excluded to the extent such provision exceeds the actual amount of taxes paid in cash during such period by such Person and its consolidated Subsidiaries;

(8) any gain (or loss) attributable to the mark to market movement in the valuation of hedging obligations or other derivative instruments pursuant to FASB Accounting Standards Codification 815 - Derivatives and Hedging or mark to market movement of other financial instruments pursuant to FASB Accounting Standards Codification 825 - Financial Instruments or, to the extent applicable, the equivalent standard under IFRS, will be excluded; provided that any cash payments or receipts relating to transactions realized in a given period shall be taken into account in such period;

(9) any gain (or loss) on asset sales, disposals or abandonments (other than asset sales, disposals or

abandonments in the ordinary course of business) or income (or loss) from closed or discontinued operations (but if such operations are classified as discontinued due to the fact that they are subject to an agreement to Dispose of such operations, only when and to the extent such operations are actually Disposed of) will be excluded; and

(10) any non-cash gain (or loss) related to currency remeasurements of Indebtedness (including the net loss or gain resulting from Currency Agreements and revaluations of intercompany balances or any other currency-related risk), unrealized or realized net foreign currency translation or transaction gains or losses impacting net income will be excluded.

"Consolidated Total Assets" means, as of any date of determination, the sum of the amounts that would appear on a consolidated balance sheet of the Issuer and its consolidated Restricted Subsidiaries as the total assets of the Issuer and its consolidated Restricted Subsidiaries in accordance with IFRS.

"Contingent Obligations" means, at any time, any obligations for fees, taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time.

"Controlling Obligations" means the Priority Lien Obligations held by the Controlling Secured Parties.

"Controlling Representative" means the Priority Lien Representative for the Controlling Secured Parties, subject to the procedures described above under the caption "—Security for the notes—Collateral Trust Agreement—Voting."

"Controlling Secured Parties" means, in each case:

(1) at any time that any Revolver Obligations are outstanding, (a) initially, the Revolver Secured Parties under the Revolving Credit Agreement until the Revolver Payoff Event in respect of the Revolver Obligations thereunder, and (b) then, the Additional Revolver Secured Parties under the Additional Revolving Credit Agreement governing the applicable Series of Additional Revolver Obligations with the largest commitment or, if commitments are terminated, the largest outstanding principal amount (or if more than one such Series is of equivalent commitment or principal amount, then the applicable Series of Additional Revolver Obligations with the then-nearest maturity date);

(2) at any time that no Revolver Obligations are outstanding but there are Term Loan Obligations outstanding, the Term Loan Secured Parties under the applicable Series of Term Loan Obligations with the largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Term Loan Obligations with the then-nearest maturity date); and

(3) at any time that there are neither Revolver Obligations nor Term Loan Obligations outstanding, the applicable Priority Secured Parties under the applicable Series of Indenture Obligations with the largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Indenture Obligation with the then-nearest maturity date).

"Coverage Assets" means (a) the Frequent Flyer Program Assets of the Issuer and the Guarantors, (b) the Cargo Business Assets of the Issuer and the Guarantors, (c) Intellectual Property constituting Collateral, (d) Pledged SGR, in each case held at Eligible Airports and (e) any Additional Collateral not covered by the foregoing clauses; provided that in the case of clauses (b), (c) and (d) of this definition, the "Coverage Assets" shall not include any Released Assets or any Cargo Business Assets excluded from the definition hereof pursuant to the last paragraph set forth under "—Security for the notes—Release of Collateral Upon Collateral Release Event."

"Credit Facilities" means, one or more debt facilities (including, without limitation, the Revolving Credit Agreement) or, commercial paper facilities, reimbursement agreements or other agreements providing for the extension of credit, or securities purchase agreements, indentures or similar agreements, whether secured or unsecured, in each case, with banks, insurance companies, financial institutions or other institutional lenders or investors providing for, or acting as initial purchasers of, revolving credit loans, term loans, receivables financing (including

through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or, letters of credit, surety bonds, insurance products or the issuance and sale of securities, in each case, as amended, restated, modified, renewed, extended, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

"Currency" means miles, points and/or other units that are a medium of exchange constituting a convertible, virtual and private currency that is tradeable property and that can be sold or issued to persons.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

"Default" means any event that, unless cured or waived, is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Default Remedies" means all rights and remedies of any Priority Secured Party in respect of any Collateral, whether arising pursuant to the Priority Lien Documents, the Security Documents or applicable law, the exercise of which is contingent upon the occurrence and continuation of an event of default under the applicable Priority Lien Document.

"Deferred Asset" means any assets excluded from the Collateral pledged by the Issuer because the aggregate value of the Collateral pledged by the Issuer would otherwise exceed the Maximum Collateral Threshold.

"Deposit Account" shall have the meaning assigned to such term in the UCC,

"Disposition" means, with respect to any property, any sale (including conditional sale), lease, sale and leaseback, conveyance, transfer or other disposition thereof (including by means of a Restricted Payment or an Investment). The terms "Dispose," "Disposes" and "Disposed of" shall have correlative meanings.

"Disqualified Stock" means, as determined for purposes of covenants with respect to the notes, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale), is convertible or exchangeable for Indebtedness or Disqualified Stock, or is redeemable at the option of the holder of the Capital Stock, in whole or in part (other than as a result of a change of control or asset sale), on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

"Dollar Equivalent" means, at any time, (a) with respect to any amount denominated in Dollars, such amount and (b) with respect to any amount denominated in any other currency, the equivalent amount thereof in Dollars as determined in accordance with "—Certain covenants—Calculations and tests."

"Dollars" and "$" mean lawful money of the United States of America.

"DOT" means the U.S. Department of Transportation and any successor thereto.

"Ecuadorian Local Collateral Agent" means TMF Ecuador, S.A., in its capacity as Ecuadorian local collateral agent, appointed pursuant to the TMF Local Collateral Agency Agreement, together with any successor or replacement local collateral agent.

"Eligible Airport" means John F. Kennedy International Airport, Heathrow Airport or any other airport proposed by the Issuer that is reasonably acceptable to the Controlling Representative.

"Engine" means an engine used, or intended to be used, to propel an Aircraft, including a Part, appurtenance, and accessory of such Engine and any records relating to such Engine.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offering" means (x) a sale of Capital Stock (other than through the issuance of Disqualified Stock or through an Excluded Contribution) other than (a) offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions or other securities of the Issuer and (b) issuances of Capital Stock to any Subsidiary of the Issuer or (y) a cash equity contribution to the Issuer.

"Event of Loss" means, with respect to any Collateral, any of the following events: (i) the destruction of or damage to such property that renders repair uneconomic or that renders such property permanently unfit for normal use; (ii) any damage or loss to or other circumstance with respect to such property that results in an insurance settlement with respect to such property on the basis of a total loss, or a constructive or arranged total loss; (iii) the confiscation or nationalization of, or requisition of title to such property by any Governmental Authority; (iv) the theft or disappearance of such property that shall have resulted in the loss of possession of such property by any Issuer or any Guarantor for a period in excess of thirty (30) days; or (v) the seizure of, detention of or requisition for use of, such property by any Governmental Authority that shall have resulted in the loss of possession of such property by any Issuer or any Guarantor and such requisition for use shall have continued beyond the earlier of (A) sixty (60) days and (B) the date of receipt of insurance or condemnation proceeds with respect thereto.

An Event of Loss shall be deemed to have occurred:

(1) in the case of an actual total loss, at 12 midnight (London time) on the actual date the relevant Collateral was lost;

(2) in the case of any of the events described in paragraph (i) of the definition of Event of Loss above (other than an actual total loss), upon the date of occurrence of such destruction, damage or rendering unfit;

(3) in the case of any of the events described in paragraph (ii) of the definition of Event of Loss above (other than an actual total loss), the date and time at which either a total loss is subsequently admitted by the insurers or a competent court or arbitration tribunal issues a judgment to the effect that a total loss has occurred;

(4) in the case of any of the events referred to in paragraph (iii) of the definition of Event of Loss above, upon the occurrence thereof; and

(5) in the case of any of the events referred to in paragraphs (iv) and (v) of the definition of Event of Loss above, upon the expiration of the period of time specified therein.

"Excluded Aircraft Subsidiary" means (a) any Subsidiary involved or contemplated to be involved in an Aircraft Financing, where substantially all of the assets of such Subsidiary consists of an interest in Aircraft (including airframes), Engines, Spare Parts, intercompany obligations, cash and/or Cash Equivalents and that owns no Significant Assets other than Aircraft Financing Related Cargo Business Assets as a result of the relevant Subsidiary being a party to an intercompany lease or contract and (b) any Subsidiary that owns the Equity Interest in one or more Subsidiaries referred to in clause (a) and no other material assets.

"Excluded Assets" has the meaning set forth under "Security for the notes—Certain limitations on the Collateral—Excluded Assets."

"Excluded Contributions" means net cash proceeds received by the Issuer after the Exit Conversion Date from:

(1) contributions to its common equity capital (other than from any Subsidiary); or

(2) the sale (other than to a Subsidiary or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer or any Subsidiary) of Qualifying Equity Interests,

in each case designated as Excluded Contributions pursuant to an Officer's Certificate executed on or around the date such capital contributions are made or the date such Equity Interests are sold, as the case may be. Excluded Contributions will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (4)(b)(3) under the caption "—Certain covenants—Restricted Payments."

"Excluded Subsidiary" means any Subsidiary of the Issuer (a) that is not or ceases to be a Subsidiary in which at least 85% of its capital stock is owned by the Issuer or another Subsidiary of the Issuer, other than due to a minority interest required to comply with a local ownership requirement; provided that this clause (i) shall not apply to Holdco Ecuador S.A., LATAM Airlines Peru, S.A., and any other Restricted Subsidiary of the Issuer that the Issuer may elect to exclude from time to time from the application of this clause (a) by written notice to the Trustee (which election may be subsequently revoked by the Issuer from time to time by written notice to the Trustee), (b) that is prohibited or restricted by applicable law, or regulation from being or becoming a Guarantor, (c) that is subject to any contract or other restrictions existing prior to the Issue Date or the date such entity is acquired by the Issuer or a Restricted Subsidiary of the Issuer, as applicable, that prohibits such Subsidiary from providing a note guarantee, (d) for which the Issuer and the Controlling Representative (with respect to the corresponding requirement under the applicable Priority Lien Documents) mutually agree that the granting or maintenance of a note guarantee by such Subsidiary would result in material adverse tax consequences to the Issuer or any of its Restricted Subsidiaries, (e) that is a captive insurance company, special purpose entity, securitization, receivables subsidiary, not-for-profit subsidiary or Excluded Aircraft Subsidiary, (f) that is a Non-Guarantor Acquired Airline or (g) at the election of the Issuer by written notice to the Trustee, LAN Argentina S.A., Transportes Aéreos del Mercosur S.A, or any other Restricted Subsidiary of the Issuer that owns Significant Assets, in the good faith determination of the Issuer (i) in an aggregate amount not to exceed $50.0 million and (ii) together with all other Restricted Subsidiaries excluded pursuant to this clause (g), in an aggregate amount not to exceed $100.0 million (provided that any such election pursuant to this clause (g) may be subsequently revoked and reallocated to any other Restricted Subsidiary from time to time); provided, further, that "Excluded Subsidiary" shall not include any Designated Guarantor that becomes a Guarantor pursuant to the caption "—Certain covenants—Additional Guarantees; Issuer and the Guarantors; Collateral" for as long as such Subsidiary remains a Designated Guarantor.

"Existing Term Loan Administrative Agent" means the administrative agent under the Existing Term Loan B and its successors.

"Exit Conversion Date" means November 3, 2022.

"FAA" means the Federal Aviation Administration of the United States of America and any successor thereto.

"Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors or an officer of the Issuer (unless otherwise provided in the indenture); provided that the Board of Directors or such officer of the Issuer, as applicable, shall be permitted to consider the circumstances existing at such time (including, without limitation, economic or other conditions affecting the U.S. airline industry generally and any relevant legal compulsion, judicial proceeding or administrative order or the possibility thereof) in determining such Fair Market

Value in connection with such transaction; and provided, further, that nothing herein shall be construed as a limitation of the fiduciary duties of the Board of Directors pursuant to applicable law.

"Fitch" means Fitch, Inc., also known as Fitch Ratings, and its successors.

"Fixed Charge Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDAR of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements prepared on a consolidated basis in accordance with IFRS are available to (y) Fixed Charges for such four fiscal quarters.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of twelve months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Issuer, the interest rate shall be calculated by applying such optional rate chosen by the Issuer. In making any pro forma calculation, the amount of Indebtedness under any revolving Credit Facility outstanding on the date of determination (other than any Indebtedness incurred under such facility in connection with the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio) will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such determination.

"Fixed Charges" shall mean, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense (net of interest income) of such Person and its Restricted Subsidiaries for such period to the extent that such interest expense is payable in cash (and such interest income is receivable in cash); plus

(2) any interest expense actually paid in cash for such period by such specified Person on Indebtedness of another Person that is guaranteed by such specified Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such specified Person or one of its Restricted Subsidiaries.

all as determined on a consolidated basis in accordance with IFRS.

"Frequent Flyer Program" means any customer loyalty program available to individuals that is operated, owned or controlled, directly or indirectly, by the Issuer or any of its Restricted Subsidiaries and which loyalty program grants members in such program Currency based on a member's purchasing behavior and that entitles a member to accrue and redeem such Currency for a benefit or reward, including flights and/or other goods and services.

"Frequent Flyer Program Agreements" means all currently existing, future and successor co-branding agreements, partnering agreements, airline-to-airline frequent flyer program agreements or similar agreements related to or entered into in connection with a Frequent Flyer Program.

"Frequent Flyer Program Assets" means (a) all Frequent Flyer Program Agreements, (b) Intellectual Property owned or purported to be owned, or later developed or acquired and owned or purported to be owned, by the Issuer or any of its Restricted Subsidiaries that is specifically identified and required or necessary to operate a Frequent Flyer Program, (c) customer data (i) owned, or later developed or acquired and owned or purported to be owned, by the Issuer or any of its Restricted Subsidiaries and (ii) used, generated or produced as part of a Frequent Flyer Program (including a list of all members and profile data for each member), (d) all currently existing or future intercompany agreements governing the sale, transfer or redemption of Currency under any Frequent Flyer Program ("Intercompany Frequent Flyer Agreements") and (e) accounts receivable in respect of any Frequent Flyer Program, including accounts receivable arising under Frequent Flyer Program Agreements or Intercompany Frequent Flyer Agreements; provided

that, for purposes of calculating the Asset Coverage Ratio and the Total Asset Coverage Ratio, as of any date of determination, the Frequent Flyer Program Assets shall not include any of the foregoing assets described in clauses (a) through (e) above to the extent owned or acquired by a Non-Guarantor Acquired Airline, as of such date.

"Fuel Hedging Agreement" means any spot, forward or option fuel price protection agreements and other types of fuel hedging agreements or economically similar arrangements designed to protect against or manage exposure to fluctuations in fuel prices.

"Gate Leaseholds" means, at any time, all of the right, title, privilege, interest and authority, now held or hereafter acquired, of any Issuer or any Guarantor in connection with the right to use or occupy holdroom and passenger boarding and deplaning space in an airport terminal at any airport at which such Issuer or such Guarantor conducts scheduled operations.

"Governmental Authority" means the government of Chile, the United States of America, Peru, Colombia, Ecuador, Brazil and any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank organization, or other entity exercising executive, legislative, judicial, taxing or regulatory powers or functions of or pertaining to government. Governmental Authority shall not include any Person in its capacity as an Airport Authority.

"Guarantee" means a guarantee (other than (i) by endorsement of negotiable instruments for collection or (ii) customary contractual indemnities, in each case in the ordinary course of business), direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions).

"Guarantor" means, collectively, each Subsidiary of the Issuer (including any Designated Guarantor) that is either (i) party to the indenture on the Issue Date or (ii) becomes a guarantor pursuant to the covenant described under the caption "—Certain covenants—Additional Guarantors; Collateral."

"Guaranty and Security Principles" means the guarantee and security principles described under the caption "—Guaranty and Security Principles" set forth at the end of this "Description of notes."

"Hedging Agreement" means any Interest Rate Agreement, any Currency Agreement, any Fuel Hedging Agreement and any other derivative or hedging contract, agreement, confirmation or other similar transaction or arrangement that is entered into by any Issuer or any Guarantor, including any commodity or equity exchange, swap, collar, cap, floor, adjustable strike cap, adjustable strike corridor, cross-currency swap or forward rate agreement, spot or forward foreign currency or commodity purchase or sale, listed or over-the-counter option or similar derivative right related to any of the foregoing, non-deliverable forward or option, foreign currency swap agreement, currency exchange rate price hedging arrangement or other arrangement designed to protect against fluctuations in interest rates or currency exchange rates, commodity, currency or securities values, or any combination of the foregoing agreements or arrangements.

"Hedging Obligations" means obligations under or with respect to Hedging Agreements.

"IFRS" means the International Financial Reporting Standards.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding advance ticket sales, accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker's acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than eighteen (18) months after such property is acquired or such services are completed, but excluding in any event trade payables arising in the ordinary course of business;

(6) representing any Hedging Obligations; or

(7) representing Disqualified Stock,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of IFRS 9, Chapter 6—Hedge Accounting (or any successor provision thereto) and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

"Indenture Obligations" means, collectively, the Notes Obligations, the 2029 Notes Obligations, the Additional Note Obligations and the Additional Indenture Obligations.

"Initial Appraisals" means, collectively, the report of (a) BK Associates, Inc., dated as of February 14, 2022, setting forth the Appraised Value of the Cargo Business Assets of the Issuer and the Guarantors; (b) BK Associates, Inc., dated as of February 11, 2022, setting forth the Appraised Value of the Frequent Flyer Program Assets of the Issuer and the Guarantors; (c) Ocean Tomo, LLC, dated as of February 17, 2022, setting forth the Appraised Value of Intellectual Property of the Issuer and the Guarantors; (d) mba Aviation, dated as of December 23, 2021, setting forth the Appraised Value of certain Routes in Brazil; (e) ICF SH&E Limited, dated as of December 17, 2021, setting forth the Appraised Value of certain Slots and Routes; (f) mba Aviation, dated as of December 23, 2021, setting forth the Appraised Value of certain Routes in Peru; (g) mba Aviation, dated as of December 23, 2021, setting forth the Appraised Value of certain Routes in Chile; (h) mba Aviation, dated as of December 23, 2021, setting forth the Appraised Value of certain Routes in Colombia; (i) mba Aviation, dated as of December 17, 2021, setting forth the Appraised Value of certain Slots; and (j) AVITAS, Inc., dated as of February 8, 2022, setting forth the Appraised Value of certain Aircrafts and Engines, in each case as delivered to the collateral trustee by the Issuer pursuant to the covenant described under "—Certain covenants—Delivery of Appraisals."

"Initial Appraiser" means, collectively, (a) BK Associates, Inc. (as it relates to appraisals of any Cargo Business Assets or any Frequent Flyer Program Assets); (b) Ocean Tomo, LLC, (as it relates to any Intellectual Property); (c) mba Aviation (as it relates to Slots and Routes); (d) ICF SH&E Limited (as it related to Slots and Routes); and (e) AVITAS, Inc. (as it relates to Aircrafts and Engines).

"Insolvency or Liquidation Proceeding" means:

(1) any case commenced by or against any Issuer or Guarantor under the Bankruptcy Code or any other federal, state or non-U.S. law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of all or substantially all of the assets or liabilities of any Issuer or Guarantor, any receivership or general assignment for the benefit of creditors relating to any Issuer or Guarantor or any similar case or proceeding relative to any Issuer or Guarantor or its creditors, as such, in each case whether or not voluntary;

(2) any liquidation, dissolution, scheme of arrangement, administration, marshalling of assets or liabilities or other winding up of or relating to any Issuer or Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3) any other proceeding of any type or nature in which substantially all claims of creditors of any Issuer or Guarantor are determined and any payment or distribution is or may be made on account of such claims.

"Intellectual Property" means all intellectual property and other similar proprietary rights worldwide, whether registered or unregistered, including such rights in and to the following: (a) trade names, trademarks and service marks, domain names, trade dress and similar source identifiers, together with the goodwill symbolized by or associated with any of the foregoing; (b) patents and patent applications (including divisionals, continuations, continuations-in-part, renewals, reissuances, reexaminations and extensions); (c) inventions and invention disclosures (whether or not patentable); (d) copyrights and copyrightable works; (e) rights in software (including source code); (f) trade secrets and know-how (including methods and processes); and (g) any applications, registrations or issuances for any of the foregoing.

"Intellectual Property Security Agreement" means each intellectual property security agreement executed and delivered by the applicable Issuer or Guarantor, substantially in the form set forth in exhibits to the Pledge and Security Agreement, suitable for filing with the U.S. Patent and Trademark Office or U.S. Copyright Office, as applicable.

"Intercompany Note" means a subordinated global promissory note among the Issuer and the Guarantors and certain other Restricted Subsidiaries that are not Issuer and the Guarantors substantially in the form attached as an exhibit to the indenture.

"Intercreditor Agreements" means, collectively, the Junior Lien Intercreditor Agreement and any other junior lien intercreditor agreement or other subordination agreement entered into pursuant to terms of the Priority Lien Documents.

"Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

"Investment Related Property" means: (i) all Investment Property and (ii) all of the following (regardless of whether classified as investment property under the UCC): all Pledged Equity Interests, Pledged Debt, the Investment Accounts and certificates of deposit.

"Investments" means, with respect to any Person, all direct or indirect investments made from and after the Issue Date by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees), capital contributions or advances (but excluding advance payments and deposits for goods and services and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of other Persons, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise Disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer after the Issue Date such that, after giving effect to any such sale or Disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or Disposition equal to the Fair Market Value of the Issuer's Investments in such Subsidiary that were not sold or Disposed of in an amount determined as provided in the third to last paragraph of the covenant described above under the caption "—Certain covenants—Restricted Payments." Notwithstanding the foregoing, any Equity Interests retained by the Issuer or any of its Subsidiaries after a Disposition or dividend of assets or Capital Stock of any Person in connection with any partial "spin-off" of a Subsidiary or similar transactions shall not be deemed to be an Investment. The acquisition by the Issuer or any Restricted Subsidiary of the Issuer after the Issue Date of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the third to last paragraph of the covenant described above under the caption "—Certain covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

"Issue Date" means the date on which the notes are first issued under the indenture.

"Junior Lien" means a Lien granted by a Security Document to the collateral trustee, at any time, upon any property of the Issuer or any other Issuer or Guarantor to secure Junior Lien Obligations.

"Junior Lien Documents" means, collectively any indenture, credit agreement or other agreement governing each Series of Junior Lien Indebtedness and the security documents related thereto.

"Junior Lien Indebtedness" means, with respect to any series of notes, any Indebtedness incurred by the Issuer or a Guarantor that is secured by all or a portion of the Collateral on a junior lien basis to the Liens on the Collateral securing such Notes Obligations; provided that (a) such Indebtedness is subordinated in right of payment to such Notes Obligations pursuant to the Junior Lien Intercreditor Agreement or otherwise on terms reasonably satisfactory to the Controlling Representative; provided that, for clarity, any Permitted Refinancing Indebtedness in respect of Priority Lien Debt (or any successive Permitted Refinancing Indebtedness) may be *pari passu* in right of payment to the Obligations, (b) the Liens on Collateral, if any, securing such Indebtedness are junior to the Liens on the Collateral securing the Obligations pursuant to the Junior Lien Intercreditor Agreement or otherwise on terms reasonably satisfactory to the Controlling Representative, (c) such Indebtedness matures no earlier than the date on which the notes mature, (d) such Indebtedness has a weighted average life to maturity no shorter than the weighted average life to maturity of the notes, (e) is not subject to any Guarantee by any Person other than the Issuer or any Guarantor and (f) such Indebtedness is secured only by Collateral.

"Junior Lien Intercreditor Agreement" means a junior lien intercreditor agreement to be entered into from time to time substantially in the form of an exhibit to the Collateral Trust Agreement.

Junior Lien Obligations" means Junior Lien Indebtedness and all other Obligations in respect thereof under the Junior Lien Documents.

"Junior Lien Representative" means the trustee, agent or representative of the holders of any Series of Junior Lien Indebtedness who maintains the transfer register for such Series of Junior Lien Indebtedness and (x) is appointed as a Junior Lien Representative (for purposes related to the administration of the security documents) pursuant to the credit agreement, indenture or other agreement governing such Series of Junior Lien Indebtedness, together with its successors in such capacity, and (y) has executed a Lien Sharing and Priority Confirmation.

"Lease Subordination Agreement" means, in the case of any Permitted Lease having a term in excess of thirty (30) days, a subordination agreement in substantially the form and substance as may be reasonably agreed by the collateral trustee (acting at the direction of the Controlling Representative).

"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, assignment by way of security, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (but excluding any lease, sublease, use or license agreement or similar arrangement by any Issuer or Guarantor described in clauses (7) or (8) of the definition of "Permitted Disposition"), including any conditional sale or other title retention agreement, any option or other agreement to sell or give a security interest in and, except in connection with any Qualified Receivables Transaction, any agreement to give any financing statement under the UCC (or equivalent statutes) of any jurisdiction.

"Lien Sharing and Priority Confirmation" means as to any Series of Priority Lien Debt incurred after the Issue Date, the written agreement of the holders of Priority Lien Obligations (or the Priority Lien Representative with respect to such Series of Priority Lien Debt), as set forth in the applicable Priority Lien Document governing such Series of Priority Lien Debt, for the benefit of all holders of Priority Lien Obligations:

(1) that all Priority Lien Obligations will be and are secured equally and ratably, subject to the priorities and rights set forth in the Collateral Trust Agreement, by all Liens at any time granted by the Issuer or any other Issuer or Guarantor to the collateral trustee (or, where applicable, a Local Collateral Agent) to secure the Priority Lien Obligations in respect of such Series of Priority Lien Debt and that all such Liens will be enforceable by the collateral trustee and such Local Collateral Agent (acting at the direction of the collateral trustee) for the benefit of all holders of Priority Lien Obligations equally and ratably all of the foregoing, subject in each case to the priorities and rights set forth in the Collateral Trust Agreement;

(2) that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Liens and the order of application of proceeds from enforcement of Liens; and

(3) consenting to the terms of the Collateral Trust Agreement and the collateral trustee's and each Local Collateral Agent's performance of, and directing the collateral trustee and each Local Collateral Agent to perform its obligations under, the Collateral Trust Agreement and the other Security Documents.

"Local Collateral Agency Agreements" means (i) the Chilean Local Collateral Agency Agreement, (ii) the TMF Local Collateral Agency Agreement and (iii) any local collateral trust or agency agreement entered into by the collateral trustee (acting at the direction of the Controlling Representative) to appoint an Additional Local Collateral Agent to serve as local collateral trustee or agent with respect to a local law jurisdiction.

"Local Collateral Agent" means, collectively, the Brazilian Local Collateral Agent, the Chilean Local Collateral Agent, the Colombian Local Collateral Agent, the Ecuadorian Local Collateral Agent, the Peruvian Local Collateral Agent and any Additional Local Collateral Agent.

"Material Adverse Effect" means a material adverse effect on (a) the consolidated business, operations or financial condition of the Issuer and its Restricted Subsidiaries, taken as a whole, (b) the validity or enforceability of the notes, the note guarantees, the indenture or any material Security Documents or the material rights or remedies of the Trustee, the collateral trustee and the holders of the notes or (c) the ability of the Issuer and Guarantors, collectively, to pay the Obligations or otherwise perform their material obligations under the Notes Documents.

"Material Cargo Business Contract" means any contract entered into by the Issuer or a Guarantor for which the Receivables arising thereunder would constitute Material Cargo Business Receivables.

"Material Cargo Business Receivables" means (a) Receivables arising under the third-party contracts listed on a schedule to the Pledge and Security Agreement, (b) intercompany Receivables of the Issuer or a Guarantor in respect of the Cargo Business and (c) Receivables of the Issuer or a Guarantor arising under a third-party contract with respect to the Cargo Business entered into after October 12, 2022, which Receivables under such contract pursuant to this clause (c) have aggregate expected payments in excess of $25,000,000.

"Material Indebtedness" means Indebtedness of the Issuer and/or Guarantors (other than, as to any series, the notes of such series outstanding) under the same agreement in a principal amount exceeding $100.0 million.

"Material Pledged Routes" means the ten (10) Routes of the Issuer and the Guarantors with the highest revenues from ticket revenues during the 2019 calendar year.

"Material Pledged Slots" means the Slots of any Issuer or any Guarantor held at John F. Kennedy International Airport and London Heathrow Airport.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Proceeds" means (i) with respect to any incurrence of Indebtedness, the cash received by any Issuer or any Guarantor in respect of such incurrence net of fees, commissions, taxes, costs and expenses incurred in connection therewith and (ii) the aggregate cash and Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of any Disposition (including, without limitation, any cash or Cash Equivalents received in respect of or upon the sale or other disposition of any non-cash consideration received in any Disposition) or Recovery Event, net of (a) the direct costs and expenses relating to such Disposition and incurred by the Issuer or a Restricted Subsidiary (including the sale or disposition of such non-cash consideration) or any such Recovery Event, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Disposition or Recovery Event, (b) any Taxes paid or payable as a result of the Disposition or Recovery Event, in each case, after taking into account any available Tax credits or deductions and any Tax sharing arrangements; (c) any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with IFRS; (d) any portion of the purchase price from a Disposition placed in

escrow pursuant to the terms of such Disposition (either as a reserve for adjustment of the purchase price, or for satisfaction of indemnities in respect of such Disposition) until the termination of such escrow; and (e) with respect to (i) any Disposition of Significant Assets that are not Collateral or (ii) any Recovery Event in respect of Significant Assets that are not Collateral, any portion of the aggregate cash and Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of such Disposition that are required to be applied to any contractual arrangement permitted by the indenture or any financing arrangement that is secured by such Significant Assets.

"Non-Controlling Designated Representative" means:

(1) at any time when there is more than one Series of Revolver Obligations outstanding, the Priority Lien Representative for the Series of Revolver Obligations then outstanding (i) with the largest commitment or, if commitments are terminated, largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Revolver Obligations with the then-nearest maturity date), and (ii) that is not the Series of Revolver Obligations for which Controlling Representative is the Priority Lien Representative;

(2) at any time when there is only one Series of Revolver Obligations outstanding, the Priority Lien Representative for the Term Loan Obligations then outstanding or, if more than one Series of Term Loan Obligations is outstanding, such Series with the largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Term Loan Obligations with the then-nearest maturity date);

(3) at any time when there is only one Series of Revolver Obligations outstanding and there are no Term Loan Obligations then outstanding, the Priority Lien Representative for the Indenture Obligations then outstanding or, if more than one Series of Indenture Obligations is outstanding, such Series with the largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Indenture Obligations with the then-nearest maturity date);

(4) at any time when there are no Revolver Obligations outstanding and there is more than one Series of Term Loan Obligations outstanding, the Priority Lien Representative for the Series of Term Loan Obligations (i) with the largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Term Loan Obligations with the then-nearest maturity date) and (ii) that is not the Series of Term Loan Obligations for which the Controlling Representative is the Priority Lien Representative;

(5) at any time when there are no Revolver Obligations outstanding and there is only one series of Term Loan Obligations outstanding, the Priority Lien Representative for the Indenture Obligations then outstanding or, if more than one Series of Indenture Obligations is outstanding, such Series with the largest outstanding principal amount (or if more than one such series is of equivalent principal amount, then the applicable Series of Indenture Obligations with the then-nearest maturity date); and

(6) at any time when there are no Revolver Obligations and no Term Loan Obligations outstanding and there is more than one Series of Indenture Obligations outstanding, the Priority Lien Representative for the Series of Indenture Obligations (i) with the largest outstanding principal amount (or if more than one such Series is of equivalent principal amount, then the applicable Series of Indenture Obligations with the then-nearest maturity date) and (ii) that is not the Series of Indenture Obligations for which the Controlling Representative is the Priority Lien Representative.

"Non-Controlling Representative" means each Priority Lien Representative for the holders of Priority Lien Obligations other than the Controlling Obligations.

"Non-Controlling Secured Parties" means the Non-Controlling Representatives and the holders of Priority Lien Obligations other than the Controlling Obligations.

"Non-Guarantor Acquired Airline" means any Restricted Subsidiary acquired by the Issuer after the Issue Date that owns a passenger airline and is not principally a cargo business for so long as such Restricted Subsidiary

operates its cargo business and its Frequent Flyer Program business separately from, and on an arms' length basis with, the Issuer.

"Non-Guarantor Frequent Flyer Program" means any customer loyalty program available to individuals that is operated, owned or controlled, directly or indirectly, by a Non-Guarantor Acquired Airline and which loyalty program grants members in such program Currency based on a member's purchasing behavior and that entitles a member to accrue and redeem such Currency for a benefit or reward, including flights and/or other goods and services.

"Non-Recourse Debt" means Indebtedness:

(1) as to which neither the Issuer nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2) as to which the holders of such Indebtedness do not otherwise have recourse to the stock or assets of the Issuer or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

"Non-U.S. Aviation Authority" means any non-U.S. governmental, quasi-governmental, regulatory or other agency, public corporation or private entity that exercises jurisdiction over the issuance or authorization (a) to serve any non-U.S. point on any flights that any Issuer or any Guarantor is serving at any time and/or to conduct operations related to routes or gates that constitute Significant Assets and/or (b) to hold and operate any Non-U.S. Route or Slots at any time.

"Non-U.S. IP Security Agreements" with respect to any Non-U.S. intellectual property, each intellectual property security agreement executed and delivered by the applicable Issuer and Guarantors, substantially in the form of a similar non-U.S. IP security agreement delivered in the same jurisdiction or in form and substance reasonably satisfactory to the Controlling Representative and the Issuer, suitable for filing with the applicable Non-U.S. intellectual property registration office.

"Non-U.S. Pledge Agreements" means the applicable non-U.S. pledge agreements specified in the Collateral Trust Agreement.

"Non-U.S. Route or Slot" means any Slot of any Person at any airport outside the United States that is an origin and/or destination point.

"Notes Documents" means the notes, the indenture, the Security Documents and any other instrument or agreement (which is designated as a Notes Document therein) executed and delivered by the Issuer or a Guarantor to the Trustee, the collateral trustee or a Local Collateral Agent, in each case, as the same may be amended, restated, modified, supplemented, extended or amended and restated from time to time in accordance with the terms hereof.

"Notes Obligations" means the obligations with respect to the notes and the related notes guarantees.

"Notes Payoff Event" means the first date upon which the Notes Obligations are paid in full in cash.

"Notes Secured Parties" means, collectively, the Trustee, the collateral trustee, the applicable Local Collateral Agent and the holders of the notes from time to time, including holders of additional notes issued pursuant to the indenture.

"Obligations" means, with respect to any Indebtedness, any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including all interest and fees accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in such indebtedness, even if such interest or fees are not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities, in each case payable under the documentation governing such Indebtedness.

"Parts" means all Appliances, parts, modules, accessories, furnishings and instruments, appurtenances and other equipment (including all inflight equipment, buyer-furnished and buyer-designated equipment) of whatever nature which may from time to time be incorporated or installed in or attached to any Aircraft or any Engine, and including all such parts removed from an Aircraft or Engine, so long as title thereto either (i) remains vested in the owner of such parts (provided that such owner is not the Issuer or a Guarantor) or (ii) is subject to the Lien of any applicable financing party, in each case until such parts have been replaced in accordance with the terms of any applicable lease or financing or security agreement.

"Payment in Full" means: (a) with respect to the Revolver Obligations, the Revolver Payoff Event, (b) with respect to the Notes Obligations, the Notes Payoff Event, (c) with respect to the 2029 Notes Obligations, the 2029 Notes Payoff Event and (d) with respect to any other Priority Lien Obligations, the date upon which such obligations are paid in full in cash and the termination of all commitments or redemption of all notes with respect to such credit facility or notes (other than any Contingent Obligations). "Payment in Full" with respect to the Priority Lien Obligations means the Payment in Full of each of the Revolver Obligations, the Term Loan Obligations, Notes Obligations, the 2029 Notes Obligations and all other Secured Obligations. "Paid in Full" shall have a correlative meaning.

"Permanent Collateral" means all Collateral other than Supplemental Collateral.

"Permitted Business" means any business that is the same as, or reasonably related, ancillary, supportive or complementary to, the business in which the Issuer and its Restricted Subsidiaries are engaged on the Issue Date.

"Permitted Disposition" means:

(1) Disposition of cash or Cash Equivalents in exchange for other cash or Cash Equivalents;

(2) (i) Dispositions of accounts receivable, inventory or other current assets (including defaulted receivables but excluding any accounts receivable, inventory or current assets constituting Additional Collateral) in the ordinary course of business or consistent with past or industry practice and (ii) the conversion of accounts receivable to notes receivable or other Dispositions of accounts receivable or rights to payment in connection with the collection or compromise thereof, or as part of any bankruptcy or reorganization process (including any discount or forgiveness in connection with the foregoing);

(3) sales or other Dispositions of surplus, obsolete, negligible or uneconomical assets no longer used in the business of the Issuer and the Guarantors; provided that any such sale or disposition, as applicable, is made in the ordinary course of business consistent with past practices and does not materially and adversely affect the business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(4) Dispositions of Significant Assets among the Issuer and the Guarantors (including any Person that shall become a Guarantor simultaneous with such Disposition in the manner contemplated by the covenant described under the caption "—Certain covenants—Additional Guarantors; Collateral") to the extent the interests of the Notes Secured Parties in the Collateral are not adversely affected in any material respect after giving effect to such Disposition;

(5) the Disposition or abandonment of Slots and Gate Leaseholds; provided that such Disposition or abandonment is (i) in the ordinary course of business consistent with past practices and does not materially and adversely affect the business of the Issuer and its Restricted Subsidiaries, taken as a whole, (ii) is reasonably determined by the Issuer to relate to Slots and Gate Leaseholds of de minimis value or surplus to the Issuer's needs or (iii) is required by a Governmental Authority;

(6) exchange of Pledged Slots in the ordinary course of business that in the Issuer's reasonable judgment are of reasonably equivalent value (so long as such new Pledged Slots remain at all times subject to a Lien with the same priority and level of perfection as was the case immediately prior to such exchange (and are otherwise subject only to Permitted Liens));

(7) any other lease or sublease of, or use or license agreements with respect to, assets and properties that constitute Slots or Gate Leaseholds in the ordinary course of business and swap agreements or similar arrangements with respect to Slots in the ordinary course of business and which lease, sublease, use or license agreement or swap agreement or similar arrangement (A) has a term of one year or less, or does not extend beyond two comparable IATA traffic seasons (and contains no option to extend beyond either of such periods), (B) has a term (including any option period) longer than allowed in clause (A); provided, however, that (x) in the case of each transaction pursuant to this clause (B), an officer's certificate is delivered to the collateral trustee concurrently with or promptly after the applicable Issuer's or Guarantor's entering into any such transaction that (i) immediately after giving effect to such transaction the Asset Coverage Test would be satisfied (excluding, for purposes of calculating such ratio, the proceeds of such transaction and the intended use thereof), (ii) the collateral trustee's Liens on Collateral subject to such lease, sublease, use, license agreement or swap or similar arrangement are not materially adversely affected (it being understood that no Permitted Lien shall be deemed to have such an effect) and (iii) no Event of Default exists at the time of such transaction, and (y) immediately after giving effect to any transaction pursuant to this clause (B), the aggregate Appraised Value of Collateral subject to transactions covered by this clause (B) shall not exceed $300.0 million; provided that the foregoing cap shall not apply to the extent such lease, sublease, use or license agreement or swap agreement or similar arrangement is required or advisable (as reasonably determined by the Issuer) to preserve and keep in full force and effect its rights in such Slot or Gate Leasehold, (C) is for purposes of operations by another airline operating under a brand associated with the Issuer or otherwise operating routes under a joint business arrangement or at the Issuer's direction under a code share agreement, capacity purchase agreement, pro-rate agreement or similar arrangement between such airline and the Issuer, or (D) is subject and subordinated to the rights (including remedies) of the collateral trustee under the applicable Security Documents on terms reasonably satisfactory to the collateral trustee (acting at the direction of the Controlling Representative);

(8) the lease or sublease of assets and properties in the ordinary course of business; provided that, if such Significant Assets constitute Collateral, the rights of the lessee or sublessee shall be subordinated to the rights (including remedies) of the collateral trustee under the applicable Security Document on terms reasonably satisfactory to the collateral trustee (acting at the direction of the Controlling Representative);

(9) sales of Equity Interests in Restricted Subsidiaries to comply with local regulatory requirements, subject to the requirements of the second paragraph of the covenant described under the caption "—Certain covenants—Disposition of Significant Assets";

(10) Dispositions of Currency in respect of a Frequent Flyer Program pursuant to financing arrangements for liquidity purposes or pursuant to co-branding arrangements; provided that (i) such financing arrangement or co-branding arrangement is in the ordinary course of business and (ii) immediately after giving effect to such Disposition the Asset Coverage Test would be satisfied on a Pro Forma Basis;

(11) in each case, in the ordinary course of business, (i) the termination or amendment of leases, subleases, use or license agreements and (ii) the termination or amendment of agreements, arrangements or balances between and among the Issuer and its Restricted Subsidiaries (including paying, transferring, contributing, forgiving or cancelling balances incurred pursuant to any such intercompany agreements or arrangements);

(12) in each case, in the ordinary course of business or in connection with any Aircraft Financing, intercompany agreements between and among the Issuer and its Restricted Subsidiaries with respect to (i) Aircraft, Engines, Spare Parts, Appliances or Parts, in each case not constituting Significant Assets and (ii) Aircraft Financing Related Cargo Business Assets;

(13) transactions that involve assets having an aggregate Appraised Value of less than $250.0 million (such aggregate amount to be calculated on a cumulative basis from the Issue Date);

(14) any Disposition or other transaction permitted by the covenant described under the caption "—Certain covenants—Merger, consolidation or sales of assets" other than clauses (v) and (vi) thereof; and

(15) any Permitted Lien.

"Permitted Holders" means any of (i) Enrique Cueto Plaza, Ignacio Cueto Plaza, Juan Jose Cueto Plaza or Mrs. María Esperanza Cueto Plaza; (ii) any spouse, descendent, heir, trust or estate of Enrique Cueto Plaza, Ignacio Cueto Plaza, Juan Jose Cueto Plaza or Mrs. María Esperanza Cueto Plaza; (iii) Qatar Group or any of its Affiliates; (iv) Delta Airlines or any of its Affiliates; (v) any other holder of shares, including but not limited to shares managed by Sixth Street Partners or any of its Affiliates, which represent more than 24% of the Voting Power of Parent as of the Issue Date; or (vi) any Person as to whom more than 50% of the total Voting Power of such Person is beneficially owned (as such term is used in Rule 13d-3 under the Exchange Act) or such Voting Power is otherwise controlled by one or more of the Persons specified in clauses (i) through (v).

"Permitted Investments" means:

(1) any Investment in the Issuer or in a Restricted Subsidiary of the Issuer;

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Issuer; or

(b) such Person, in one transaction or a series of related and substantially concurrent transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4) any Investment made as a result of the receipt of non-cash consideration from a Disposition of assets;

(5) any acquisition of assets or Capital Stock in exchange for the issuance of Qualifying Equity Interests;

(6) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Issuer or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) litigation, arbitration or other disputes;

(7) Investments represented by Hedging Obligations;

(8) loans or advances to officers, directors or employees made in the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer in an aggregate principal amount not to exceed $10.0 million at any one time outstanding;

(9) redemption or purchase of the notes in accordance with the indenture, or prepayment of any other Priority Lien Debt;

(10) any Guarantee of Indebtedness other than a Guarantee of Indebtedness of an Affiliate of the Issuer that is not a Restricted Subsidiary of the Issuer;

(11) any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the indenture;

(12) Investments acquired after the Issue Date as a result of the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of another Person, including by way of a merger, amalgamation or consolidation with or into the Issuer or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption "—Certain covenants—Merger, consolidation or sales of assets" after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation

and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Equity Interests of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any other Investment by the Issuer or a Subsidiary of the Issuer in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction;

(14) Investments constituting (i) accounts receivable or accounts payable, (ii) deposits, prepayments and other credits to suppliers, and/or (iii) in the form of advances made to distributors, suppliers, licensors and licensees, in each case, made in the ordinary course of business and consistent with the past practices;

(15) Investments in connection with outsourcing initiatives in the ordinary course of business;

(16) Investments having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value other than a reduction for all returns of principal in cash and capital dividends in cash), when taken together with all Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed 10.0% of the Consolidated Total Assets of the Issuer and its Restricted Subsidiaries at the time of such Investment;

(17) Investments in Restricted Subsidiaries as required under the laws of the jurisdiction of formation of each of such Subsidiaries to avoid liquidation under such laws;

(18) Investments in any Affiliate in an aggregate amount not to exceed $500,000 in any one calendar month for all such Investments pursuant to this subclause and, in each case, to pay employee severance, taxes, permits, government charges or wind-down costs in respect of such Affiliate; and

(19) Investments constituting or related to Aircraft Financings.

"Permitted Liens" means:

(1) (a) Priority Liens held by the collateral trustee or a Local Collateral Agent, as applicable, securing the Indebtedness permitted by clause (1) of the first paragraph under the caption "—Certain covenants—Indebtedness" and Related Obligations in respect thereof;

(2) Liens on the collateral securing Junior Lien Indebtedness incurred pursuant to clause (2) of the first paragraph under the caption "—Certain covenants—Indebtedness" and all other Related Obligations; provided that all such Junior Liens contemplated by this clause (2) of the Permitted Liens definition shall rank junior to the Liens securing the Notes Obligations subject to the Junior Lien Intercreditor Agreement or otherwise on terms reasonably satisfactory to the Controlling Representative;

(3) Liens for Taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with IFRS has been made therefor;

(4) Liens imposed by law, including carriers', warehousemen's, landlord's and mechanics' Liens, in each case, incurred in the ordinary course of business;

(5) Liens arising by operation of law in connection with judgments, attachments or awards which do not, in the aggregate, constitute an Event of Default;

(6) Liens existing as of the Issue Date and any modifications, replacements, renewals or extensions thereof; provided that (A) such modified, replacement, renewal or extension Lien does not extend to any additional property other than (1) after-acquired property that is affixed or incorporated into the property covered by such Lien and (2) proceeds and products thereof and (B) such modifications, replacement, renewal or extension does not

increase the amount secured or change any direct or contingent obligor in respect thereof;

(7) any overdrafts and related liabilities arising from treasury, netting, depository and cash management services or in connection with any automated clearing house transfers of funds, in each case as it relates to cash or Cash Equivalents, if any;

(8) licenses, sublicenses, leases and subleases by any Issuer or Guarantor as they relate to any Additional Collateral to the extent (A) such licenses, sublicenses, leases or subleases do not interfere in any material respect with the business of the Issuer and its Restricted Subsidiaries, taken as a whole, and in each case, such license, sublicense, lease or sublease is to be subject and subordinate to the Liens granted to the collateral trustee pursuant to the Security Documents and, in each case, would not result in a Material Adverse Effect or (B) otherwise expressly permitted by the Security Documents;

(9) salvage or similar rights of insurers;

(10) pledges and deposits made in the ordinary course of business in compliance with workers' compensation, unemployment insurance and other social security laws or regulations, or Liens in connection with workers' compensation, unemployment insurance or other social security, old age pension or public liability obligations which are not delinquent or which are being contested in good faith by appropriate action and for which adequate reserves have been maintained in accordance with IFRS;

(11) customary rights of set-off and liens arising by operation of law or by the terms of documents or contracts of banks or other financial institutions in relation to the ordinary maintenance and administration of Deposit Accounts or securities accounts;

(12) non-exclusive licenses and sublicenses, whether written, oral or implied, to Intellectual Property granted in the ordinary course of business and consistent with past practice that do not materially interfere with the ordinary conduct of the business of the Issuer or the Guarantors;

(13) Liens incurred in the ordinary course of business by the Issuer or any Restricted Subsidiary of the Issuer with respect to obligations that do not exceed in the aggregate $30.0 million at any one time outstanding;

(14) leases, subleases, interchanges, use agreements, license agreements and/or swap agreements constituting "Permitted Dispositions";

(15) in the case of any Gate Leaseholds, any interest or title of a licensor, sublicensor, lessor, sublessor or airport operator under any lease, license or use agreement;

(16) in each case as it relates to Aircraft, Engine, Spare Parts, Appliances or Parts that may be pledged as Additional Collateral from time to time (any such pledged Additional Collateral, "Pledged Aircraft, Engine, Spare Parts, Appliances or Parts Collateral"), Liens solely on Engines, Spare Parts, Appliances, Parts, components, instruments, appurtenances, furnishings and other equipment (other than the Pledged Aircraft, Engine, Spare Parts, Appliances or Parts Collateral) (x) installed on such Pledged Aircraft, Engine, Spare Parts, Appliances or Parts Collateral and (y) separately financed by the Issuer or a Guarantor, to secure such financing;

(17) customary Liens securing the Indebtedness permitted under clause (8) of the first paragraph under the covenant described under the caption "—Certain covenants—Indebtedness," in accordance with the terms thereof; provided that such Liens are limited to the fixed or capital assets that are acquired, constructed or improved by such Indebtedness;

(18) easements, zoning restrictions, licenses, title restrictions, rights-of-way and similar encumbrances on real property imposed by law or incurred or granted by the Issuer or any Restricted Subsidiary in the ordinary course of business that do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Issuer or any Restricted Subsidiary;

(19) to the extent the Issuer or any of its Restricted Subsidiaries is an obligor in respect of any Aircraft Financing, pledges of, collateral assignments of or other Liens securing such Aircraft Financing on any lease, sublease, interchange, license, contract, arrangement or agreement related to such financed Aircraft, Engine or Spare Parts, including Aircraft Financing Related Cargo Business Assets to which the Issuer or such Restricted Subsidiary, as applicable, is a party; and/or

(20) with respect to the equity pledge agreement in respect of TAM Linhas Aéreas S.A.'s shares, the fiduciary lien created by the equity fiduciary lien agreement over the shares held in TAM Linhas Aéreas S.A., considering the listing of assets (*arrolamento de bens*) in connection with the Administrative Proceeding No. 13855.720079/2014-93, as required by article 12 of Federal Revenue Office Normative Ruling *(Instrução Normativa RFB)* No. 2,091, dated June 22, 2022;

provided that until a perfected Lien has been provided to the collateral trustee or a Local Collateral Agent, as applicable, in respect of any Deferred Asset, no consensual Lien shall be granted in respect of any such Deferred Asset.

"Permitted Person" means (i) any Person (including any "person" as that term is used in Section 13(d)(3) of the Exchange Act) which owns or operates, directly or indirectly through a contractual arrangement, a Permitted Business, or (ii) any Subsidiary of such Person.

"Permitted Refinancing Indebtedness" means any Indebtedness (or commitments in respect thereof) of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the proceeds of which are used to renew, refund, extend, refinance, replace, defease or discharge other Indebtedness (the "Refinanced Indebtedness") of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the original principal amount (or accreted value, if applicable) when initially incurred of the Refinanced Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith); provided that, with respect to any such Permitted Refinancing Indebtedness that is refinancing secured Indebtedness and is secured by the same collateral, the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness shall not exceed the greater of (x) the preceding amount and (y) the Fair Market Value of the assets securing such Permitted Refinancing Indebtedness (taking into account any other Indebtedness secured on a *pari passu* or senior basis by such assets);

(2) such Permitted Refinancing Indebtedness has a maturity date no earlier than the maturity date of the Refinanced Indebtedness;

(3) such Permitted Refinancing Indebtedness has a weighted average life to maturity that is equal to or greater than the weighted average life to maturity of the Refinanced Indebtedness;

(4) if the Refinanced Indebtedness is subordinated in right of payment to the Notes Obligations, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes Obligations on terms at least as favorable to the holders of the notes as those contained in the documentation governing the Refinanced Indebtedness;

(5) no Restricted Subsidiary that is not the Issuer or a Guarantor shall be an obligor with respect to such Permitted Refinancing Indebtedness unless such Restricted Subsidiary was an obligor with respect to the Refinanced Indebtedness; and

(6) such Permitted Refinancing Indebtedness is incurred no later than 36 months after the date on which the Refinanced Indebtedness is actually repaid or discharged by the Issuer or any of its Restricted Subsidiaries.

"Person" means any natural person, corporation, exempted company, division of a corporation, partnership, limited liability company, trust, joint venture, association, company, estate, unincorporated organization, Airport Authority or Governmental Authority or any agency or political subdivision thereof.

"Peruvian Grantors" means LATAM Airlines Perú and Inversiones Aéreas, S.A.

"Peruvian Local Collateral Agent" means TMF FIDUPERÚ S.A., in its capacity as Peruvian local collateral agent, appointed pursuant to the TMF Local Collateral Agency Agreement, together with any successor or replacement local collateral agent.

"Pledge and Security Agreement" means that certain Priority Lien Pledge and Security Agreement, dated as of October 12, 2022, by and among the collateral trustee and the Issuer and the Guarantors, substantially in the form attached as an exhibit to the Collateral Trust Agreement, as amended, restated, modified, supplemented, extended or amended and restated from time to time.

"Pledged Debt" means all indebtedness for borrowed money owed to such Issuer or Guarantor, whether or not evidenced by any Instrument, including, without limitation, all indebtedness described on a schedule to the Pledge and Security Agreement under the heading "Pledged Instruments" (as such schedule may be amended or supplemented from time to time), issued by the obligors named therein, the Instruments evidencing any of the foregoing, and all interest, cash, instruments and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the foregoing.

"Pledged Equity Interests" means, to the extent not excluded as Excluded Assets, all Pledged Stock, Pledged LLC Interests, Pledged Partnership Interests and any other participation or interests in any equity or profits of any business entity, including, without limitation, any trust and all management rights relating to any entity whose equity interests are included as Pledged Equity Interests, including equity pledged pursuant to a Non-U.S. Pledge Agreement.

"Pledged Gate Leaseholds" means the Gate Leaseholds listed on a schedule to the Pledge and Security Agreement under the heading "Pledged Gate Leaseholds."

"Pledged LLC Interests" means, to the extent not excluded as Excluded Assets, all interests in any limited liability company and each series thereof including, without limitation, all limited liability company interests listed on a schedule to the Pledge and Security Agreement under the heading "Pledged LLC Interests" (as such schedule may be amended or supplemented from time to time) and the certificates, if any, representing such limited liability company interests and any interest of such Issuer or Guarantor on the books and records of such limited liability company or on the books and records of any securities intermediary pertaining to such interest and all dividends, distributions, cash, warrants, rights, options, instruments, securities and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such limited liability company interests and all rights as a member of the related limited liability company.

"Pledged Partnership Interests" means, to the extent not excluded as Excluded Assets, all interests in any general partnership, limited partnership, limited liability partnership or other partnership including, without limitation, all partnership interests listed on a schedule to the Pledge and Security Agreement under the heading "Pledged Partnership Interests" (as such schedule may be amended or supplemented from time to time) and the certificates, if any, representing such partnership interests and any interest of such Issuer or Guarantor on the books and records of such partnership or on the books and records of any securities intermediary pertaining to such interest and all dividends, distributions, cash, warrants, rights, options, instruments, securities and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such partnership interests and all rights as a partner of the related partnership.

"Pledged Receivables" shall mean (a) Pledged Third Party FFP Receivables, (b) Material Cargo Business Receivables and (c) intercompany Receivables of the Issuer or a Guarantor in respect of any Frequent Flyer Program.

"Pledged Routes" means, to the extent not excluded as Excluded Assets, all Routes owned by any Issuer or any Guarantor.

"Pledged SGR" means the Pledged Slots, Pledged Gate Leaseholds and Pledged Routes.

"Pledged Slots" means, to the extent not excluded as Excluded Assets, all slots owned by such Issuer or Guarantor.

"Pledged Stock" means, to the extent not excluded as Excluded Assets, all shares of Capital Stock owned by such Issuer or Guarantor, including, without limitation, all shares of Capital Stock described on a schedule to the Pledge and Security Agreement under the heading "Pledged Stock" (as such schedule may be amended or supplemented from time to time), and the certificates, if any, representing such shares and any interest of such Issuer or Guarantor in the entries on the books of the issuer of such shares or on the books of any securities intermediary pertaining to such shares, and all dividends, distributions, cash, warrants, rights, options, instruments, securities and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares.

"Pledged Third Party FFP Receivables" shall mean Receivables of the Issuer or a Guarantor arising under a Frequent Flyer Program Agreement, which Receivables shall have payment terms that are more than 120 days.

"Prepayment Percentage" means (i) at any time that the Asset Coverage Ratio is less than 2.5 to 1.0, 100%, (ii) at any time that the Asset Coverage Ratio is not less than 2.5 to 1.0 and is less than 3.5 to 1.0, 50% and (iii) at any time that the Asset Coverage Ratio is not less than 3.5 to 1.0, 0%, it being understood and agreed that, for purposes of determining the Prepayment Percentage, the Asset Coverage Ratio shall be determined on the date on which such proceeds are received by the Issuer or applicable Restricted Subsidiary (giving pro forma effect to the subject asset sales and/or Recovery Events).

"Pre-Sold Currency" shall have the meaning given to it in the definition of "Asset Coverage Ratio."

"Priority Lien" means a Lien granted pursuant to a Security Document to the collateral trustee or any Local Collateral Agent, at any time, upon any property of the Issuer or a Guarantor to secure any Priority Lien Obligations, including the Liens granted to the collateral trustee and each Local Collateral Agent in connection with the Revolving Credit Agreement, the 2029 Notes Indenture and the indenture.

"Priority Lien Debt" means:

(1) Indebtedness of the Issuer and the Guarantors under (i) the notes issued on the Issue Date (and any other amounts owing under the indenture relating to the notes issued on the Issue Date), (ii) the 2029 Notes Indenture, and any other agreement or instrument pursuant to which any 2029 Notes secured by all or a portion of the Collateral on a *pari passu* basis with the Notes Obligations are issued, in an aggregate principal amount not to exceed $700.0 million under this clause (1)(ii), and (iii) any Permitted Refinancing Indebtedness in respect of any Indebtedness incurred pursuant to clause (1)(i) or (1)(ii) (or any successive Permitted Refinancing Indebtedness) that is secured by all or a portion of the Collateral on a *pari passu* basis with any Notes Obligations;

(2) (i) Indebtedness of the Issuer and the Guarantors under the Revolving Credit Facility (including letters of credit and reimbursement obligations with respect thereto) in an aggregate principal amount not to exceed $750.0 million at any time outstanding, and (ii) any Permitted Refinancing Indebtedness (disregarding clauses (2) and (3) of such defined term) in respect of any Indebtedness incurred pursuant to clause (2)(i) (or any successive Permitted Refinancing Indebtedness) that is secured by all or a portion of the Collateral on a *pari passu* basis with the Obligations; provided that all Indebtedness incurred under this clause (2) in the form of revolving Indebtedness may be senior or superpriority in right of payment from the Collateral to the Notes Obligations;

(3) [Reserved]; and

(4) (i) any other Total Funded Debt of the Issuer and the Guarantors that is secured by all or a portion of the Collateral on a *pari passu* basis with the Notes Obligations; provided that after giving Pro Forma Effect to the issuance or incurrence of any such Indebtedness, the aggregate principal amount of the sum of all Priority Lien Debt, and, without duplication, Senior Priority Refinancing Indebtedness (including, in each case, without duplication of any outstanding principal amounts, the amount of any unfunded commitments under a revolving credit facility as of such date) would not exceed the greater of (A)(x) prior to a Collateral Release Event in respect of any Cargo Business

Assets, $3.5 billion and (y) thereafter, $2.5 billion and (B) such an amount that would cause the Asset Coverage Ratio to be equal to 2.35 to 1.0 and (ii) any Permitted Refinancing Indebtedness in respect of any Indebtedness incurred pursuant to clause (4)(i) (and any successive Permitted Refinancing Indebtedness) that is secured by all or a portion of the Collateral on a *pari passu* basis with the Obligations.

"Priority Lien Documents" means the indenture governing the notes, the 2029 Notes Indenture, the Revolving Credit Agreement, any other indenture, credit agreement or other agreement related to any Priority Secured Debt, the Security Documents and all other "Loan Documents," "Notes Documents" or similar such term (as defined in any of the foregoing) executed and delivered by any Issuer or Guarantor in connection with the foregoing.

"Priority Lien Joinder" means, with respect to the provisions of the Collateral Trust Agreement relating to the incurrence of Additional Priority Lien Debt or the issuance of the notes under the indenture, an agreement to be entered into from time to time substantially in the form of an exhibit to the Collateral Trust Agreement.

"Priority Lien Obligations" means the Revolver Obligations, the 2029 Notes Obligations, the Notes Obligations, and all other Priority Secured Debt and Obligations in respect thereof, including without limitation, Additional Note Obligations and Additional Indenture Obligations.

"Priority Lien Representative" means:

(a) (1) in the case of the notes (and related Additional Notes), the Trustee, (2) in the case of the 2029 Notes, the trustee under the 2029 Notes Indenture or (3) in the case of the Revolving Credit Agreement, the Revolver Administrative Agent, or

(b) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt (the "Additional Priority Lien Representative") who maintains the transfer register for such Series of Priority Lien Debt and (x) is appointed as a representative of the Priority Secured Debt (for purposes related to the administration of the Security Documents) pursuant to the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, together with its successors in such capacity, and (y) who has executed a Priority Lien Joinder in such capacity.

"Priority Secured Debt" means:

(1) the notes and the 2029 Notes;

(2) (i) Indebtedness of the Issuer and the Guarantors under the Revolving Credit Agreement (including letters of credit and reimbursement obligations with respect thereto) and (ii) other Indebtedness of the Issuer or the Guarantors under the Revolving Credit Agreement that is permitted to be incurred and secured under each Priority Lien Document then extant (and the satisfaction of this clause (ii) will be conclusively established if the Issuer delivers an officer's certificate to the collateral trustee and each Priority Lien Representative at the time of incurrence stating that such Indebtedness was permitted to be incurred and secured by all then extant Priority Lien Documents); and

(3) Indebtedness, including, without limitation, Indebtedness in respect of Additional Revolver Obligations, Additional Loan Obligations, Additional Indenture Obligations and Additional Note Obligations (including letters of credit and reimbursement obligations with respect thereto), of the Issuer or the Guarantors, in each case that is secured equally and ratably, subject to the priorities and rights of the Collateral Trust Agreement, with all other Priority Secured Debt then outstanding on a priority basis by a Priority Lien that is permitted to be incurred and so secured under each then extant Priority Lien Document; provided, in the case of any Indebtedness referred to in this clause (3), that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer or the Guarantors, such Indebtedness is designated by the Issuer as "Priority Secured Debt" for the purposes of the Priority Lien Documents in an Additional Secured Debt Designation executed and delivered in accordance with the Collateral Trust Agreement;

(b) any such Indebtedness designated by the Issuer as "Additional Revolver Obligations" in an additional secured debt designation executed and delivered in accordance with the Collateral Trust Agreement shall be permitted under each then extant Priority Lien Document to have the priority from the proceeds of Collateral set forth in paragraph THIRD under the caption "—Security for the notes—Collateral Trust Agreement—Order of application";

(c) unless such Indebtedness is issued under an existing Priority Lien Document for any Series of Priority Lien Debt whose Priority Lien Representative is already party to the Collateral Trust Agreement, the Priority Lien Representative for such Indebtedness executes and delivers a Priority Lien Joinder in accordance with the Collateral Trust Agreement and such Indebtedness is governed by a credit agreement, indenture or other agreement that includes a Lien Sharing and Priority Confirmation; and

(d) all other requirements set forth in the Collateral Trust Agreement have been complied with (and the satisfaction of such requirements and the other provisions of this clause (3) will be conclusively established if the Issuer delivers an officer's certificate to the collateral trustee and each Priority Lien Representative stating that such requirements and other provisions have been satisfied and that such Indebtedness is "Priority Secured Debt").

"Priority Secured Parties" means, collectively, (a) the Notes Secured Parties and the holders of all other Priority Lien Obligations outstanding from time to time, (b) the Priority Lien Representatives, (c) the collateral trustee and (d) each Local Collateral Agent.

"Pro Forma Basis," "Pro Forma Compliance" and "Pro Forma Effect" means, in connection with determining whether any Disposition, Investment or other Restricted Payment, a Collateral Release Event or repayment and/or incurrence of Indebtedness (each, a "Pro Forma Event") is permitted by reference to the Fixed Charge Coverage Ratio, Asset Coverage Ratio, Total Asset Coverage Ratio, Asset Coverage Test or Consolidated Liquidity, that such calculations shall be determined by the Issuer in good faith after giving pro forma effect to each Pro Forma Event (and any transactions related thereto).

"Proceeds" means (a) all "Proceeds" as defined in Article 9 of the UCC with respect to the Collateral and (b) whatever is recoverable or recovered when Collateral is sold, exchanged, collected, or disposed of, whether voluntarily or involuntarily.

"Qatar Group" means Qatar Airways Group Q.C.S.C., a company incorporated under the laws of the State of Qatar with commercial registration number 16070 and having its principal place of business at Qatar Airways Tower One, Airport Road, P.O. Box 22550, Doha, Qatar.

"Qualified Receivables Transaction" means any transaction or series of transactions entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries (1) sells, conveys or otherwise transfers to (A) a Receivables Subsidiary or any other Person (in the case of a transfer by the Issuer or any of its Subsidiaries) or (B) any other Person (in the case of a transfer by a Receivables Subsidiary) or (2) grants a security interest in any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto, including, without limitation, all Equity Interests and other investments in a Receivables Subsidiary, all collateral securing such accounts receivable or other assets, all contracts and all Guarantees or other obligations in respect of such assets, proceeds of such assets, and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable, royalties or revenue streams, other than assets that constitute Permanent Collateral or proceeds of Permanent Collateral (and, prior to a Collateral Release Event in respect of Cargo Business Assets, other than assets that constitute Supplemental Collateral in respect of Cargo Business Assets that do not constitute Released Assets or proceeds of such Supplemental Collateral).

"Qualifying Equity Interests" means Equity Interests of the Issuer other than Disqualified Stock.

"RCF Loan Agreement" means that certain credit and guaranty agreement dated as of March 29, 2016 by and among the Issuer, as borrower, Citibank, N.A., as administrative agent, the guarantors from time to time party thereof, the collateral agents from time to time party thereto, and the lenders from time to time party thereto, as amended as of November 3, 2022 and July 15, 2024 and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"Real Estate" means land, buildings and improvements owned, leased or licensed by the Issuer or any Guarantor.

"Receivables" means all rights to payment, whether or not earned by performance, for goods or other property sold, leased, licensed, assigned or otherwise disposed of, or services rendered or to be rendered, including, without limitation, all such rights constituting or evidenced by any Account, Chattel Paper, Instrument, General Intangible or Investment Related Property, together with all of any Issuer's or any Guarantor's rights, if any, in any goods or other property giving rise to such right to payment and all Supporting Obligations related thereto and all Receivables Records.

"Receivables Pledge Agreements" means the applicable receivables pledge agreements specified in the Collateral Trust Agreement.

"Receivables Records" means (i) all original copies of all documents, instruments or other writings or electronic records or other Records evidencing the Receivables, (ii) all books, correspondence, credit or other files, Records, ledger sheets or cards, invoices, and other papers relating to Receivables, including, without limitation, all tapes, cards, computer tapes, computer discs, computer runs, record keeping systems and other papers and documents relating to the Receivables, whether in the possession or under the control of the Issuer or a Guarantor or any computer bureau or agent from time to time acting for the Issuer or a Guarantor or otherwise, (iii) all evidences of the filing of financing statements and the registration of other instruments in connection therewith, and amendments, supplements or other modifications thereto, notices to other creditors, secured parties or agents thereof, and certificates, acknowledgments or other writings, including, without limitation, lien search reports, from filing or other registration officers, (iv) all credit information, reports and memoranda relating thereto and (v) all other written or non-written forms of information related in any way to the foregoing or any Receivable.

"Receivables Subsidiary" means a Subsidiary of the Issuer which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors (as provided below) as a Receivables Subsidiary; provided that (a) no portion of its Indebtedness or any other obligations (contingent or otherwise) (i) is guaranteed by the Issuer or any Restricted Subsidiary of the Issuer that is not a Receivables Subsidiary (other than comprising a pledge of the Capital Stock or other interests in such Receivables Subsidiary (an "incidental pledge"), and excluding any Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates the Issuer or any Restricted Subsidiary of the Issuer in any way other than through an incidental pledge or pursuant to representations, warranties, covenants, indemnities or other obligations that are usual and customary for a limited recourse financing in the applicable jurisdiction in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset of the Issuer or any Subsidiary of the Issuer that is not a Receivables Subsidiary (other than accounts receivable and related assets as provided in the definition of "Qualified Receivables Transaction"), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction, (b) with which neither the Issuer nor any other Restricted Subsidiary of the Issuer that is not a Receivables Subsidiary has any material contract, agreement, arrangement or understanding (other than pursuant to the Qualified Receivables Transaction) other than (i) on terms no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer, and (ii) fees payable in the ordinary course of business in connection with servicing accounts receivable and (c) with which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such Subsidiary's financial condition, other than a minimum capitalization in customary amounts, or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors will be evidenced to the Trustee by delivering to the Trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officer's certificate certifying that such designation complied with the foregoing conditions.

"Recovery Event" means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding in respect of Significant Assets or any Event of Loss.

"Reference Date" means the thirtieth (30th) Business Day after each March 31st and September 30th of each calendar year (commencing with September 30, 2024).

"Related Obligations" means, with respect to any Indebtedness, any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including interest accruing after the maturity of such Indebtedness and interest accruing after the filing of any petition of bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the borrower or issuer thereof, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities, in each case payable under the documentation governing such Indebtedness.

"Reorganization Plan" means the Joint Plan of Reorganization of LATAM Airlines Group, S.A., et al. Under Chapter 11 of the Bankruptcy Code (Docket No. 5753), as amended, supplemented or modified in accordance with the provisions thereto (but without giving effect to any amendment, supplement or modification that is materially adverse to the holders of the notes (as determined in good faith by the Issuer) to which the holders have not consented.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary; provided that, if a referent Person is not specified, then the referent Person shall be the Issuer.

"Revolver Administrative Agent" means JPMorgan Chase Bank, N.A., in its capacity, together with its successors and assigns, as administrative agent under the Revolving Credit Agreement.

"Revolver Obligations" means, with respect to any Issuer or Guarantor, any "Obligations" as defined in the Revolving Credit Agreement, together with any Additional Revolver Obligations in effect from time to time.

"Revolver Payoff Event" means the first date upon which the Revolver Obligations are paid in full in cash (including the discharge or cash collateralization in accordance with the Revolving Credit Agreement or any Additional Revolving Credit Agreement of all outstanding letters of credit constituting Indebtedness thereunder, but excluding any Contingent Obligations) and the termination of all commitments under the Revolving Credit Agreement and any Additional Revolving Credit Agreement. When the Revolver Payoff Event is used to refer to one Series of Priority Secured Debt then (i) the Revolver Payoff Event with respect to the "Obligations" as defined under the Revolving Credit Agreement shall be the date such Obligations are paid in full in cash (including the discharge or cash collateralization in accordance with the Revolving Credit Agreement of all outstanding letters of credit constituting Indebtedness thereunder, but excluding any Contingent Obligations) and the termination of all commitments under the Revolving Credit Agreement and (ii) the Revolver Payoff Event with respect to any Additional Revolving Credit Agreement shall be the date upon which the Revolver Obligations with respect to such Additional Revolving Credit Agreement are paid in full in cash (including the discharge or cash collateralization in accordance with such Additional Revolving Credit Agreement of all outstanding letters of credit constituting Indebtedness thereunder, but excluding any Contingent Obligations) and the termination of all commitments under such Additional Revolving Credit Agreement.

"Revolver Secured Parties" means the "Secured Parties" as defined in the Revolving Credit Agreement and any Additional Revolver Secured Parties.

"Revolving Credit Agreement" means that certain Super-Priority Revolving Loan Credit Agreement, dated as of October 12, 2022, among the Issuer, acting through its Florida branch, the guarantors from time to time party thereto, the Revolver Administrative Agent and Wilmington Trust, National Association, as collateral trustee, as amended by the First Amendment, dated as of July 15, 2024.

"Revolving Credit Facility" means the credit facility established under the Revolving Credit Agreement in favor of the Issuer in accordance with the terms set forth therein or in the other Revolving Loan Documents.

"Revolving Loan Documents" means the "Loan Documents" as defined in the Revolving Credit Agreement.

"Routes" means the authority of the Issuer or a Guarantor, pursuant to Title 49 or other applicable law, to operate scheduled service between a specifically designated pair of terminal points and intermediate points, if any, including applicable frequencies, exemption and certificate authorities, including at any time of determination, any route authority identified on a schedule to the Pledge and Security Agreement as such Schedule may be amended or modified from time to time in accordance with the terms hereof and "Route" shall mean any of such route authorities as the context requires, in each case whether or not such route authority is utilized at such time by the Issuer or a Guarantor and including, without limitation, any other route authority held by the Issuer or a Guarantor pursuant to certificates, orders, notices and approvals issued to the Issuer or a Guarantor from time to time, but in each case solely to the extent relating to such route authority.

"S&P" means S&P Global Ratings and its successors.

"Sale of the Issuer or a Guarantor" means, with respect to any Significant Asset, an issuance, sale, lease, conveyance, transfer or other disposition of the Capital Stock of the applicable Issuer or Guarantor that owns such Significant Asset other than (1) an issuance of Equity Interests by the Issuer or a Guarantor to the Issuer or another Restricted Subsidiary of the Issuer and (2) an issuance of directors' qualifying shares.

"Sanctioned Country" means a country or territory that is the subject of comprehensive Sanctions broadly prohibiting dealings with such country or territory (currently, the Crimea, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria).

"Sanctioned Person" means a Person (i) with whom dealings are prohibited under any Sanctions; (ii) that is located, organized or resident in a Sanctioned Country or (iii) that is a Person that is 50% or more owned or controlled by any Person described in (i) or (ii).

"Sanctions" means any economic or trade sanctions or embargos enacted, imposed, administered or enforced by the U.S. government, including those administered by the Department of Treasury's Office of Foreign Assets Control and the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, the United Kingdom and/or any other applicable Governmental Authorities with jurisdiction over the conduct of a Person performing under the indenture.

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Security Documents" means, collectively, the Pledge and Security Agreement, the Non-U.S. Pledge Agreements, Non-U.S. IP Security Agreement, the Receivables Pledge Agreements, the Collateral Trust Agreement (and each Reaffirmation Agreement, Loan Party Joinder, Local Collateral Agent Joinder and/or Secured Debt Joinder under and as defined therein), the Local Collateral Agency Agreements, the Intellectual Property Security Agreements, any Intercreditor Agreements and any other instrument or agreement (which is designated as a Security Document therein) executed and delivered by any Issuer or any Guarantor to the Trustee, any Priority Lien Representative, the collateral trustee or any Local Collateral Agent in favor of the Priority Secured Parties or in respect of priorities in the Collateral, including with respect to any Additional Collateral, and any financing statement or other instrument or document required to be filed or recorded to perfect, register or record the Priority Lien, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and so long as such agreement, instrument or document shall not have been terminated in accordance with its terms.

"Senior Priority Refinancing Indebtedness" means any Permitted Refinancing Indebtedness in respect of Priority Lien Debt (and any successive Permitted Refinancing Indebtedness) other than any Permitted Refinancing

Indebtedness that is subordinated in right of payment to the Obligations on terms no less favorable to the holders than the terms of the Junior Lien Intercreditor Agreement.

"Series" means, severally, each issue or series of notes, loans or other Indebtedness under any indenture or credit facility represented by a single Priority Lien Representative that constitutes Priority Lien Obligations.

"Series of Junior Lien Indebtedness" means, severally, each issue or series of notes or other Indebtedness under any indenture or Credit Facility represented by a single Junior Lien Representative that constitutes Junior Lien Obligations.

"Series of Priority Lien Debt" means, severally, (a) the notes, (b) the 2029 Notes, (c) Indebtedness under the Revolving Credit Agreement, and (d) any Series of Additional Priority Lien Debt. For the avoidance of doubt, all reimbursement obligations in respect of letters of credit issued pursuant to a Priority Lien Document shall be part of the same Series of Priority Lien Debt as all other Priority Secured Debt incurred pursuant to such Priority Lien Document.

"Significant Assets" means (a) the Collateral, (b) the Coverage Assets, after giving effect to all Collateral Release Events that have occurred, and (c) any other Slots, Gate Leaseholds and Routes that have not been subject of a Collateral Release Event.

"Slot" means, at any date of determination, the right and operational authority to conduct one landing or take-off operation at a specific time or during a specific time period at an airport and including, without limitation, slots, arrival authorizations and operating authorizations, whether pursuant to FAA or DOT regulations or orders pursuant to Title 14, Title 49 or other federal statutes or regulations now or hereinafter in effect, but excluding in all cases any slot that was obtained by a Person from another air carrier pursuant to an agreement and is held by such Person on a temporary basis.

"Spare Engine Facility Loan Agreement" means that certain Amended and Restated Loan Agreement, dated as of June 29, 2018 by and among the Issuer, acting through its Florida Branch, as borrower, Crédit Agricole Corporate and Investment Bank, as lender, arranger, agent and security agent, and the other lenders party thereto, as modified, replaced or refinanced from time to time.

"Spare Parts" means all accessories, appurtenances or Parts of an Aircraft (except an Engine), Parts of an Engine, or Parts of an Appliance, in each case that are to be installed at a later time in an Aircraft, Engine or Appliance.

"Specified Jurisdiction" means the United States, any state of the United States, the District of Columbia, Luxembourg, the Netherlands or any other jurisdiction mutually agreed by the Issuer and the Trustee.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subject Company" shall have the meaning assigned to such term in the caption "—Certain covenants—Merger, consolidation or sale of assets."

"Subsequent Appraisal" shall have the meaning to such term in the definition of "Appraisal."

"Subsidiary" means, in respect of any specified Person, any corporation, association, partnership or other business entity of which more than 50% of the total Voting Power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person.

"Supplemental Collateral" means Collateral (other than any Released Assets in respect of such Collateral following a Collateral Release Event) consisting of (a) third-party and intercompany Receivables in respect of the

Cargo Business Assets, (b) Cargo Business Intellectual Property, (c) Pledged SGR, and (d) directly or indirectly, Equity Interests in Subsidiaries whose Collateral assets consist only of (a), (b) and (c) above, in each case (i) upon which Liens have been granted to the collateral trustee or a Local Collateral Agent, as applicable, to secure the Notes Obligations or any other Priority Lien Obligations (but excluding all such assets and properties released from such Liens pursuant to the applicable Security Document), together with all proceeds of the foregoing (including, without limitation, proceeds from Dispositions of the foregoing) and (ii) other than Excluded Assets.

"Taxes" means any and all present or future taxes, levies, imposts, duties, assessments, fees, deductions, charges or withholdings imposed by any Governmental Authority including any interest, additions to tax or penalties applicable thereto.

"Term Loan Obligations" means the "Obligations" as defined in any Additional Loan Obligations in effect from time to time.

"Term Loan Secured Parties" means the "Secured Parties" as defined in in any Additional Loan Credit Agreement.

"Title 49" means Title 49 of the U.S. Code, which, among other things, recodified and replaced the U.S. Federal Aviation Act of 1958, and the rules and regulations promulgated pursuant thereto, and any subsequent legislation that amends, supplements or supersedes such provisions.

"TMF Local Collateral Agency Agreement" means that certain Local Collateral Agency Agreement among *inter alios* the Issuer, Professional Airlines Services, Inc., the collateral trustee and each Local Collateral Agent (other than the Chilean Local Collateral Agent) on behalf of the holders of Priority Lien Obligations, substantially in the form attached as an exhibit to the Collateral Trust Agreement.

"Total Asset Coverage Ratio" means, as of any date, the ratio of (a) the Appraised Value of the Coverage Assets as of such date to (b) the sum of (i) the aggregate principal amount of all Priority Lien Debt as of such date (including, without duplication of any outstanding principal amounts, the amount of any unfunded commitments under all revolving credit facilities (including the Revolving Credit Agreement) of the Issuer and its Restricted Subsidiaries as of such date) plus (ii) the aggregate principal amount of all Junior Lien Indebtedness (including, without duplication of any outstanding principal amounts, the amount of any unfunded commitments under a revolving credit facility as of such date) plus (iii) without duplication, the aggregate principal amount of all Permitted Refinancing Indebtedness in respect of Priority Lien Debt or Junior Lien Indebtedness as of such date (including, in each case, without duplication of any outstanding principal amounts, the amount of any unfunded commitments under a revolving credit facility constituting such Permitted Refinancing Indebtedness as of such date) plus (iv) the aggregate outstanding amount of Pre-Sold Currency.

"Total Funded Debt" means, as of any date, the outstanding principal amount of all funded third-party Indebtedness for borrowed money of the Issuer and its Restricted Subsidiaries determined on a consolidated basis (excluding, for the avoidance of doubt, any Aircraft or Engine leases or other lease obligations), as reflected on a balance sheet of the Issuer and its Restricted Subsidiaries prepared in accordance with IFRS.

"U.S. Real Estate Mortgage" means an agreement, including, but not limited to, a mortgage, deed of trust, leasehold mortgage, leasehold deed of trust or any other document, as amended, restated, modified, supplemented, extended or amended and restated from time to time, creating and evidencing a Lien in favor of the collateral trustee on any real property in the United States leased or owned by the Issuer or a Guarantor and delivered as described under the caption "—Certain covenants—Additional Guarantors; Collateral."

"UCC" means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code or any successor provision thereof (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to the perfection or priority of any Lien on any item or items of Collateral.

"Unrestricted Cash Amount" means, (a) on any date of determination, as determined in accordance with IFRS (where applicable), the aggregate amount of unrestricted cash and Cash Equivalents owned by the Issuer or any Restricted Subsidiary as shown on a balance sheet prepared in accordance with IFRS and (b) cash and Cash Equivalents owned by the Issuer or any Restricted Subsidiary restricted in favor of any Notes Secured Party to secure the Notes Obligations (it being understood such cash and Cash Equivalents may also secure other Secured Obligations (as defined in the Pledge and Security Agreement)).

"Unrestricted Subsidiary" means any Subsidiary of the Issuer that is designated by the Board of Directors as an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default and no Default or Event of Default exists at the time of such designation; provided that if a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation, which Investment is permitted at that time under the covenant described under the caption "—Certain covenants—Restricted Payments." Any designation of an Unrestricted Subsidiary shall be made pursuant to a resolution of the Board of Directors, but only if such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) other than as permitted under the covenant described under the caption "—Certain covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer;

(3) is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any of its Restricted Subsidiaries;

(5) has substantially simultaneously with any such Designation, been similarly designated under the documents governing any outstanding Priority Lien Debt and any outstanding Junior Lien Indebtedness;

(6) after giving effect to such Designation, the Asset Coverage Ratio shall be greater than or equal to 1.6 to 1.0;

(7) does not own any assets or properties that constitute Collateral; and

(8) does not own assets or properties, taken together with the assets and properties owned by existing Unrestricted Subsidiaries (and Restricted Subsidiaries that substantially simultaneously with such designation shall also be designated as Unrestricted Subsidiaries), in excess of 10.0% of Consolidated Total Assets (with Consolidated Total Assets being calculated without giving effect to the assets and properties of such Subsidiary (and any other Restricted Subsidiary that will be substantially simultaneously be designated as an Unrestricted Subsidiary)).

The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (x) no Default or Event of Default would be in existence following such designation, (y) after giving effect to such designation, the Asset Coverage Ratio shall be greater than or equal to 1.6 to 1.0 and (z) all Liens of such Unrestricted Subsidiary outstanding immediately following such designation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture.

"Voting Power" in respect of any Person means the power to vote, or direct the vote of, the Voting Stock of such Person (rather than simply the number of shares of Voting Stock held in respect of such Person).

"Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

Guaranty and Security Principles

All capitalized terms used but not defined under "Guaranty and Security Principles" have the meaning given to them in the Collateral Trust Agreement. In the event any such capitalized term is subject to multiple and differing definitions, the appropriate meaning thereof under "Guaranty and Security Principles" shall be determined by reference to the context in which it is used.

1. **General Principles**

(a) The Guaranties (as defined below) and the grant of security interest in the Collateral (such grant, the "***Security Grant***") to be provided by the Issuer and/or its Subsidiaries that are to provide Guaranties and Security Grants (each, a "***Guarantor***" and collectively, the "***Guarantors***") under the Priority Lien Documents, in each case will be given in accordance with the guaranty and security principles set out herein (the "***Guaranty and Security Principles***").

(b) The Guaranty and Security Principles embody a recognition by all parties that there may be certain legal and practical difficulties in obtaining effective Guaranties and/or Security Grants and/or perfecting on such Security Grants, including any filing or registration related thereto (the "***Perfection Steps***") in each jurisdiction in which it has been agreed that such Guaranties, Security Grants and/or Perfection Steps will be provided by the Issuer and the Guarantors. In particular (subject, in all respects to Section 12 below):

(i) financial assistance laws, corporate benefit laws, fraudulent preference, thin capitalization and similar principles under any applicable law may preclude or limit the ability of the Issuer or a Guarantor to provide a Guaranty or a Security Grant or may require that such Guaranty or Security Grant (a) be limited as to amount, (b) be limited so that it extends to cover certain obligations and not others, (c) be limited so that it extends to cover certain assets and not others, (d) be limited as to the scope of, form of or nature of such Guaranty or collateral documentation or (e) be otherwise limited and, in each case if so, the Guaranty or Security Grant will be limited accordingly; provided that, to the extent permitted under the relevant laws, the Issuer and the Guarantor will waive such rights;

(ii) key factors in determining whether or not a Guaranty and/or a Security Grant will be provided (and in respect of the security, the extent of its perfection and/or registration) are the applicable time and cost (including adverse effects on taxes, interest deductibility, stamp duty, registration taxes, registration fees, legal fees, trustee fees, notarial costs or any other fees, costs, commissions or expenses directly associated with such Guaranty, Security Grant or the Perfection Steps related thereto (collectively, the "***Costs***") which will not be disproportionate to the benefit accruing to the Secured Parties of obtaining such Guaranty and/or Security Grant or taking such Perfection Steps (such fact, the "***Cost-Benefit Principle***");

(iii) no Issuer or Guarantor will be required to enter into the documentation required to evidence a Guaranty (the "***Guaranty Documents***") or enter into the documentation required to evidence a Security Grant (the "***Security Documents***") if (w) it would reasonably be determined to conflict with the fiduciary or statutory duties of such Issuer's or Guarantor's directors or managers, (x) it would contravene any applicable legal or regulatory restrictions, (y) it would contravene any contractual prohibition or restriction contained therein or create a right of termination in favor of a third party (in each case other than to the extent such provision would be rendered ineffective pursuant to applicable law); provided that in respect of the receivables for which the parties have agreed to take Perfection Steps, (A) the Issuer shall only be required to exercise commercially reasonable efforts to seek to avoid restrictions on the granting of a security interest in such receivables

(except that the foregoing shall only not apply to any extension, replacement or amendment of a contract with an existing (as of the closing date) third party that contains such a restriction) and (B) no notice to, or consent from any third party payors shall be required other than in respect of intercompany receivables and receivables related to the Cargo Business that are pledged or (z) is likely to result in a material risk of personal, civil or criminal liability for any director, manager or officer of such Issuer or Guarantor;

(iv) the Security Grant and/or the Perfection Steps will not be required in a manner such that it would have a material adverse effect on the ability of the relevant Issuer or Guarantor to conduct its operations and business in the ordinary course as otherwise not prohibited by the Priority Lien Documents (including dealing with the Collateral and all contractual counterparties or amending, waiving or terminating (or allowing to lapse) any rights, benefits or obligations, in each case prior to a Declared Default (as defined below));

(v) the maximum guarantied and/or secured amount may be limited (as reasonably agreed by the Controlling Representative and the Issuer) to minimize Costs where the Cost of increasing the guarantied and/or secured amount is disproportionate in relation to the value afforded thereby, including the likely value of the asset in an enforcement process, taking into account the level of such taxes and duties;

(vi) where a class of assets to be secured includes material and immaterial assets, if the cost of the Security Grant over the immaterial assets is disproportionate to the benefit of such Security Grant, a Security Grant will be granted over the material assets only (as reasonably agreed by the Controlling Representative and the Issuer);

(vii) unless otherwise necessary under local law, there should be no action required to be taken in relation to any Guaranty or any Security Grant when any holder assigns or transfers any of its participation in any Priority Secured Debt to a new holder or any holder of notes transfers notes to a new holder;

(viii) to the extent legally effective, each Guaranty and Security Grant will be given in favor of the collateral trustee and not the Secured Parties individually (with the collateral trustee to hold one set of Security Documents for all the Secured Parties under each Series of Priority Secured Debt); customary "parallel debt" and/or security trust provisions will be used where necessary;

(ix) other than in respect of non-wholly owned subsidiaries in which the Issuer or another Subsidiary of the Issuer owns at least 85% of its capital stock, no Guaranty or Security Grant will be required from any joint venture or similar arrangement or any company in which a Guarantor has a minority interest;

(x) it is expressly acknowledged that it may be either impossible or impractical to create a Security Grant over certain types of assets, in which event a Security Grant will not be granted over such assets;

(xi) any Security Document will only be required to be notarized and/or registered if required by applicable law and/or reasonably advisable (as determined by the Controlling Representative (in consultation with the Issuer) after taking into account these Guaranty and Security Principles, including the Cost-Benefit Principle) in order for the relevant Security Grant to become perfected, enforceable or admissible in evidence, or to establish or preserve its ranking;

(xii) no title investigations will be required and no title insurance will be required, except with respect to any investigations and title insurance customarily required in connection with any Additional Collateral;

(xiii) the Secured Parties will not be able to exercise any set-off granted to them under the terms of the Priority Lien Documents prior to the occurrence of a Declared Default;

(xiv) no Issuer or Guarantor shall Guaranty, and no Security Grant shall be taken over, any "Excluded Swap Obligations" defined in accordance with the LSTA Market Advisory Update dated 15 February 2013 entitled "Swap Regulations' Implications for Loan Documents", and any update thereto by the LSTA;

(xv) to the extent that a valid and enforceable Security Grant can be taken on substantially all of the intended Collateral in any Security Jurisdiction on a generic basis without listing any individual assets, no specific listing (other than with regard to intellectual property) shall be required unless (x) in the opinion of local counsel to the Controlling Representative a specific listing would reasonably result in a material increase in the qualities or strength of such security interest and (y) the Controlling Representative (in consultation with the Issuer) reasonably determines that the cost of such specific listing (including taking into account any commercial sensitivities of the Issuer and its Subsidiaries with respect to such specific listing) is not disproportionate to the benefit accruing to the Secured Parties; and

(xvi) [Reserved].

2. **Guarantors and Security**

(a) Subject to the guaranty limitations set out in the Priority Lien Documents and these Guaranty and Security Principles, each guaranty will be a New York law governed upstream, cross-stream or downstream guaranty for all liabilities of the Issuer and the Guarantors under the Priority Lien Documents (the "***Guaranties***" and each, a "***Guaranty***") in accordance with, and subject to, the requirements of these Guaranty and Security Principles in each Guaranty Jurisdiction (as defined below). For the avoidance of doubt, the guaranty provisions in the applicable Priority Lien Documents required to be provided by the Issuer and the Guarantors shall be limited to New York law governed guaranty provisions in the applicable Priority Lien Document and under no circumstances shall any Issuer or Guarantor be required to enter into or deliver any guaranty agreements, instruments or other documentation governed by the law of a jurisdiction other than New York law. The Security Documents will secure the Guaranties of the relevant grantor of such Collateral or, if such Collateral is provided on a third-party basis, all liabilities of the Issuer and the Guarantors under the Priority Lien Documents, in each case in accordance with, and subject to, local law requirements and the requirements of these Guaranty and Security Principles in each Security Jurisdiction.

(b) Notwithstanding the above and without prejudice to the foregoing, if and to the extent that Brazilian law shall be deemed to apply to any obligation of the Issuer or a Guarantor that is incorporated under Brazil, for those purposes, its obligation to make payment under the Priority Lien Documents shall be deemed to be that of a "*fiadora e principal pagadora, solidariamente responsável*" with the Issuer. Without limiting the generality of the foregoing, any Issuer or Guarantor that is incorporated under Brazil, at the time it executes the Priority Lien Documents, will (i) unconditionally and irrevocably waive, to the fullest extent permitted under Brazilian law, any benefit it may be entitled to under article 333, sole paragraph, and articles 364, 366, 821, 827, 829, 830, 834, 835, 837, 838 and 839 of the Brazilian Civil Code, and under articles 130 and 794, caput, of the Brazilian Civil Procedure Code; and (ii) acknowledge that it will receive substantial direct and indirect benefits from the financing arrangements contemplated in the Priority Lien Documents and that the waivers set forth in this paragraph 2(b) are knowingly made in contemplation of such benefits.

3. **Governing Law and Scope**

(a) A Security Grant will be required by Issuer and Guarantors and from other Subsidiaries that own Collateral or other Significant Assets (subject to and in accordance with these Guaranty and Security Principles and a post-closing time for perfection steps to be mutually agreed among the Controlling Representative and the Issuer) in the following jurisdictions: Chile, Brazil, Peru, Colombia, the

United States, Ecuador, Cayman Islands, the Netherlands and the other jurisdictions to be mutually agreed between the Issuer and the Controlling Representative (such agreed jurisdictions, "***Specified Jurisdictions***") in which the Issuer or a Guarantor is organized (together, the "***Security Jurisdictions***") and not in any other jurisdiction (an "***Excluded Security Jurisdiction***"). For the avoidance of doubt, no Security Grant shall be required to be given by (or over shares, ownership interests or investments in) any person incorporated in an Excluded Security Jurisdiction.

(b) The Guaranties will be required by Issuer and Guarantors and from other Subsidiaries that own Collateral or other Significant Assets (subject to and in accordance with these Guaranty and Security Principles and a post-closing time for perfection steps to be mutually agreed among the Controlling Representative and Issuer) in the following jurisdictions: Chile, Brazil, Peru, Colombia, the United States, Ecuador, Cayman Islands, the Netherlands and the other Specified Jurisdictions in which the Issuer or a Guarantor is organized (together, the "***Guaranty Jurisdictions***") and not in any other jurisdiction (an "***Excluded Guaranty Jurisdiction***"). For the avoidance of doubt, no Guaranty shall be required to be given by any person incorporated in an Excluded Guaranty Jurisdiction.

(c) All Guaranties shall be governed by the laws of the State of New York. The Security Grant shall be set forth in a security agreement and/or collateral trustee agreement governed by the laws of the State of New York. All local law Security Documents (other than as otherwise set forth in this paragraph 3(c)) required under such Security Jurisdiction to reflect the Security Grant shall be governed by the laws of the jurisdiction of incorporation of the applicable grantor of the Collateral; provided that to the extent Collateral (excluding Pledged Equity (as defined below)) is located in another jurisdiction, the applicable Security Documents solely to the extent of such assets shall be governed by the law of such jurisdiction to the extent required by applicable law for such Security Grant thereon to be enforceable; but no action in relation to such assets (including any Perfection Steps) will be required in jurisdictions other than the Security Jurisdictions. Collateral constituting Equity Interests (the "***Pledged Equity***") shall be governed by the laws of the jurisdiction of incorporation of the entity whose Equity Interests are pledged as Collateral.

(d) Subject to (or to the extent permitted by) applicable law, the terms of the Security Documents shall secure the obligations secured thereunder as such obligations (and/or other Priority Lien Documents) may be amended, amended and restated, supplemented, replaced, renewed, restructured, extended, refunded, refinanced or otherwise modified from time to time (including, without limitation, where such transactions result in any increases or decreases of the principal amount of the secured obligations, any extensions of maturity, any changes in interest rates or other economic terms, or any changes in the secured parties, lenders or lenders' agents) so as to minimize the need for any additional security documents, amendments, reaffirmations or other actions with respect to such security documents in connection with the foregoing.

4. **Terms of Security Documents and Guaranties**

Subject to Section 12 below, the following principles shall be reflected or incorporated by reference into the terms of any Security Grant or Guaranty provided in connection with the Priority Lien Documents:

(a) the scope of the Security Grant, the requirement to take local law Perfection Steps and related priority of the Security Grant shall be as set forth in the applicable Priority Lien Document;

(b) unless otherwise required under applicable law, the exercise of remedies will not be enforceable until the occurrence of a Declared Default that is continuing, and any rights over the Collateral shall pass to the Controlling Representative only at such time;

(c) the collateral trustee will only be able to exercise a power of attorney upon the occurrence of a Declared Default that is continuing; provided that after reasonable written notice from the collateral trustee (or the Controlling Representative), the collateral trustee shall be permitted take steps to perfect a Security Grant on behalf of the Issuer or a Guarantor if such Issuer or Guarantor fails to carry out any Perfection Steps required to perfect a Security Grant;

(d) the Security Documents (A) should only operate to create a Security Grant rather than to impose new commercial obligations or representations or warranties or repeat clauses in other Priority Lien Documents, unless (x) for the effective creation, operation or perfection of the security interest or (y) to maintain such security interests' priority and enforceability and (B) prior to a Declared Default, shall not restrict any Issuer's or Guarantor's ability to be free to deal with any of its Collateral in the ordinary course of its business or as otherwise permitted by the Priority Lien Documents;

(e) each Guaranty Document and Security Document should contain a clause which records that if there is a conflict between the Guaranty Document or Security Document and the Priority Lien Documents of the Controlling Representative, then (to the extent permitted by law and to the extent it would not prejudice the creation, priority, perfection, validity or enforceability of the Security Grant or the Guaranty, as applicable) the provisions of the applicable Priority Lien Documents of the Controlling Representative (including the Guaranty and Security Principles) will govern over the provisions of the Guaranty Documents or Security Document;

(f) the Security Documents will, where possible and practical, automatically create a Security Grant over future assets of the same type as those in which a Security Grant has already been granted to the extent such assets are required to be pledged, and subject to any limitations set forth in the applicable Priority Lien Documents, including the definitions of "Excluded Property," "Excluded Subsidiary" and "Specified Jurisdictions". Where local law or pledge registries require supplemental pledges or notices or filings to be delivered or filed in respect of future acquired assets in order for effective security to be created over such assets or for the Security Grant to be perfected over such assets, such supplemental pledges or notices or filings will be provided on an annual basis; provided that for future assets constituting (i) intellectual property and Pledged Receivables, such supplemental pledges, notices or filings shall be provided on a semi-annual basis and (ii) equity interests, such supplemental pledges, notices or filings shall be provided within 45 days of acquiring or forming such Subsidiary, and in each case, required to be pledged subject to and in accordance with these Guaranty and Security Principles;

(g) whenever a Security Document, a Guaranty Document or these Guaranty and Security Principles require the performance of any action on a certain date or within a certain time period, such date or time period may be extended by the Controlling Representative in its reasonable discretion;

(h) any reference in a Security Document or a Guaranty Document to an action that is permitted pursuant to the terms of another document shall be deemed to include any action that is not prohibited pursuant to the terms of such other document;

(i) if any Security Document, pursuant to these Guaranty and Security Principles, restricts any Issuer's or Guarantor's ability to be free to deal with any of its Collateral in the ordinary course of its business upon the occurrence and continuance of an Event of Default in respect of which notice of exercise of remedies has been given in accordance with provisions of the relevant security documents (a "***Declared Default***"), the collateral trustee (acting at the direction of the Controlling Representative) may permit such Issuer or Guarantor to continue dealing with such Collateral (or portion thereof) in the ordinary course of its business or on terms agreed by the collateral trustee (acting at the direction of the Controlling Representative); and

(j) notwithstanding any other provision herein or in the Priority Lien Documents to the contrary, no Issuer or Guarantor will be required to take Perfection Steps with respect to any particular asset (other than intellectual property) in more than one non-U.S. jurisdiction unless the Controlling Representative reasonably requests such Perfection Steps be taken, after due consideration of the Cost-Benefit Principle and consultation with the Issuer.

5. **Deposit Accounts**

No security will be given over deposit accounts.

6. **Tangible Assets**

If the Issuer or a Guarantor grants security over any tangible assets (including any "fixed" security over such assets), such Issuer or Guarantor will be free (subject to the terms of the applicable Priority Lien Documents) to deal with those assets in the ordinary course of its business until the occurrence of a Declared Default. Other than as mutually agreed between the Issuer and the Controlling Representative, no notice, whether to third parties or by attaching a notice to the fixed assets, will be prepared or given until the occurrence of a Declared Default that is continuing.

7. **Insurance Policies**

The Issuer and the Guarantors shall grant security over their principal material property and general liability insurance policies and provide certificates and endorsements consistent with the certificates and endorsements provided under the RCF Loan Agreement (excluding for the avoidance of doubt, any third party liability or public liability insurance and any directors and officers insurance in respect of which claims thereunder may be mandatorily prepaid).

8. **Intellectual Property**

(a) Security will be given over all intellectual property of each Issuer and Guarantor, but the Issuer and the Guarantors will not be required to perfect by filings in an intellectual property office other than in each Security Jurisdiction. With respect to security granted over intellectual property, the applicable grantor shall (subject to the terms of the applicable Priority Lien Debt Documents) be free to deal with, use, license and otherwise commercialize those assets in a manner not prohibited by the Priority Lien Documents until a Declared Default which is continuing.

(b) Other than as mutually agreed between the Issuer and the Controlling Representative, notice of any Security Grant over any licensed intellectual property will only be served on a third party from whom intellectual property is licensed upon written request of the Controlling Representative after the occurrence of a Declared Default which is continuing.

9. **Receivables**

(a) Third Party Receivables owing to the Issuer or a Guarantor in respect of the Frequent Flyer Program Assets and the Cargo Business Assets

    (i) Security will be given over third party contracts (x) in the case of Third Party Receivables in respect of Cargo Business Assets with aggregate expected payments to the Issuer or a Guarantor thereunder of $25,000,000 or more and (y) in the case of Frequent Flyer Program Assets, with payment terms that are more than 120 days, in each case which will not be required to be perfected other than in an applicable Security Jurisdiction and otherwise subject to the Guaranty and Security Principles.

(b) Intercompany receivables owing to the Issuer or a Guarantor in respect of the Frequent Flyer Program Assets and the Cargo Business Assets

    (i) Security will be given over intercompany contracts with aggregate expected payments to the Issuer or a Guarantor thereunder of at least $25,000,000 or more which will not be required to be perfected other than in an applicable Security Jurisdiction and otherwise subject to the Guaranty and Security Principles.

10. **Shares and Membership**

Until a Declared Default has occurred, the legal title of the shares will remain with the relevant grantor thereof (unless transfer of title on granting such security is customary in the applicable jurisdiction) and any grantor of Pledged Equity will be permitted to retain and to exercise voting rights in relation to such Pledged Equity

and receive, own and retain all assets and proceeds in relation thereto; provided that any exercise of rights does not materially adversely affect the validity or enforceability of the Security Grant over such Pledged Equity or cause an Event of Default to occur. The issuer of such Pledged Equity will be permitted to pay dividends or distributions upstream on such Pledged Equity to the extent not prohibited under the Priority Lien Documents. Any grantor of such Pledged Equity shall be permitted to receive dividends and other payments on or in respect of such Pledged Equity and retain the proceeds and/or use the proceeds for any purpose not prohibited by the Priority Lien Documents; provided that, with respect to such Pledged Equity, where not prohibited by applicable law, the board of directors, board of managers, sole member or other similar body of the relevant Issuer or Guarantor shall not have the right to refuse to register a transfer of such Pledged Equity where such transfer arises out of or in connection with the enforcement of a Security Grant in such Pledged Equity.

Within the applicable Post-Closing Period related hereto, where applicable as a matter of law, or customary, and to the extent required by the applicable collateral document, the applicable Issuer or Guarantor shall deliver a share certificate (or other documents evidencing title to the relevant shares and, with respect to security over shares and/or quotas governed by Brazilian Law, share registry books, in case of *sociedades anônimas*, and articles of association, in case of *sociedades limitadas*) and a stock transfer form executed in blank or pledge endorsement (or local law equivalent) to the collateral trustee and where required by law the share certificate or shareholder registry books or articles of association, as applicable will be written up to annotate the existence of the pledge. For the avoidance of doubt, no delivery of possessory Collateral to the collateral trustee shall be required, except Pledged Equity to the extent certificated, delivery of an intercompany note and other promissory notes by a third party with a principal amount of at least $3,000,000 (taken individually).

11. **Release of Collateral**

Unless required by local law, the circumstances in which the Collateral shall be released should be dealt with in the Collateral Trust Agreement and not in any individual Security Documents but, if so required to be included in an individual Security Document, shall provide that Collateral will be released in the same manner as set forth in the Collateral Trust Agreement, in each case with steps to be mutually agreed between the Issuer and the Controlling Representative, and such release shall be automatic, without prejudice to any actions that may be necessary under local law to effect or evidence such release.

To the extent any Collateral is automatically released, upon request of and at the expense of the Issuer or the applicable Guarantor, the collateral trustee shall take such actions as may be necessary or desirable under local law to effect or evidence the release of the Collateral.

Taxation

The following discussion, subject to the limitations set forth below, describes material Chilean and United States tax considerations relating to your ownership and disposition of the Notes. This discussion does not purport to be a complete analysis of all tax considerations in Chile and the United States, and does not address tax treatment of holders of Notes under the laws of other countries or taxing jurisdictions. Holders of Notes who are resident in countries other than the United States along with holders that are resident in those countries, are urged to consult with their own tax advisors as to which countries' tax laws could be relevant to them.

An income tax treaty between the United States and Chile came into effect on December 19, 2023, with its provisions having effect (i) with respect to taxes withheld at source, for amounts paid or credited on or after February 1, 2024, and (ii) with respect to other taxes, for the taxable period beginning on January 1, 2024.

This discussion does not address all of the Chilean and U.S. federal income tax considerations that may be relevant to an investor from whom any 2027 Notes are redeemed and who also purchases Notes in this offering, and such holders should consult their own tax advisors regarding the Chilean and U.S. federal income tax consequences to them of the sale of their 2027 Notes and the acquisition of the Notes pursuant to this offering. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Notes under the laws of their country of citizenship, residence or domicile.

Chilean tax considerations

The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the Notes made by a Foreign Holder (as defined below). It is based on the tax laws of Chile as in effect on the date of this offering memorandum, as well as regulations, rulings and decisions of Chile available on or before such date and now in effect. All of the foregoing is subject to change. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law or international tax treaty. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax law may not be applied retroactively against taxpayers who act in good faith relying on such rulings, regulations or interpretations, but Chilean tax authorities may change their rulings, regulations or interpretations prospectively.

For purposes of this summary, the term "Foreign Holder" means either (i) in the case of an individual, a person who is not resident or domiciled in Chile (for purposes of Chilean taxation, an individual holder is: (a) deemed a resident in Chile if he or she has remained in Chile, interruptedly or not, for a period or periods that in total exceed 183 days within any 12-month period; and (b) domiciled in Chile if he or she resides in Chile with the actual or presumptive intent of staying in Chile (such intention to be primarily evidenced by factual circumstances such as if Chile is the place in which he or she develops the activity that generates most of his or her income or if it is the country in which most of his or her main business interests are located, the acceptance of long-term or indefinite employment within Chile or the relocation one's family to Chile, among others); or (ii) in the case of a legal entity, a legal entity that is not organized under the laws of Chile, unless the Notes are assigned to a branch or a permanent establishment of such entity in Chile.

Payments of interest or premium

Under the Chilean Income Tax Law (*Ley sobre Impuesto a la Renta*, the "Chilean Income Tax Law"), payments of interest or premium, if any, made to a Foreign Holder in respect of the Notes would generally be subject to a Chilean withholding tax currently at the rate of 4%, unless a specific exemption applies.

Pursuant to the thin capitalization rules provided by the Chilean Income Tax Law (the "Thin Capitalization Rules"), interest, premiums, remuneration for services, financial expenses and any other contractual surcharges paid, credited to an account or made available to entities related to us in respect of loans or liabilities (e.g., the Notes) during the year in which the indebtedness is considered to be excessive, are subject to a single tax of 35% that will be applied to us separately, to the extent paid to entities related to us. The 4% withholding tax already paid can be used as a credit against the applicable 35% single tax. Our indebtedness will be considered to be excessive ("Excessive Indebtedness")

when, at the end of the corresponding fiscal year, we have a "total annual indebtedness" with entities whether incorporated, domiciled, residing or established in a foreign country or in Chile, and either related or not to us, that exceeds three times our adjusted tax equity, as calculated for Chilean tax purposes. Only short-term debt (i.e., with maturity of less than 90 days, including extensions or renewals) with non-related parties may be excluded from the "total annual indebtedness" calculation. Consequently, interest or premium paid to entities related to us with respect to debt that exceeds this Excessive Indebtedness ratio will be subject to a 35% tax rate, applicable to us.

Under the Thin Capitalization Rules, a lender or creditor, such as a holder of the Notes, will be deemed to be related to the payor or debtor, if: (i) the beneficiary (i.e., lender or creditor) is incorporated, domiciled, resident or established in one of the territories or jurisdictions within the scope of section 41 H of the Chilean Income Tax Law (preferential tax regimes, as defined in the same section 41 H); or (ii) the beneficiary (i.e., lender or creditor) and the debtor belong to the same corporate group, or one of them directly or indirectly, owns or participates in 10% or more of the capital or the profits of the other or if they have a common partner or shareholder which, directly or indirectly, owns or participates in 10% or more of the capital or the profits of one or the other, and that beneficiary is incorporated, domiciled, resident or established outside Chile; or (iii) the debt is guaranteed directly or indirectly by a related third-party under the terms of numbers (i), (ii) or (iv), provided such third-party is established or resident outside Chile and is also the final beneficiary of the interest from the financing; (iv) the relevant financial instruments documenting such indebtedness are placed and acquired by independent entities and are subsequently acquired or transferred to a related entity according to numbers (i) to (iii) above; or (v) one party carries out one or more transactions with a third party who, in turn, directly or indirectly, carries out one or more similar or identical transactions with a related party of the first party, regardless of the capacity in which the related parties and such third-party are involved in such operations. The debtor will be required to issue a sworn statement in this regard in the form set forth by the Chilean tax authorities.

Payments of principal

Under existing Chilean law and regulations, a Foreign Holder will not be subject to any Chilean taxes in respect of payments of principal made by us with respect to the Notes.

Other payments

Any other payment to be made by us (other than interest, premium treated as interest, or principal on the Notes and except for special exemptions or reductions granted by Chilean law and tax treaties subscribed by Chile and currently in force) will be subject to an up to 35% withholding tax.

Capital gains

The Chilean Income Tax Law stipulates that a Foreign Holder is subject to income taxes on their Chilean source income, generally at a rate of 35%. For this purpose, Chilean source income refers to earnings from activities performed in Chile or from the sale, disposition, or other transactions involving assets or goods located in Chile.

Generally, notes and other private or public securities issued in Chile by taxpayers domiciled, resident, or established in Chile will be considered as located in Chile. Accordingly, capital gains obtained by a Foreign Holder from the sale of notes issued in Chile by an entity domiciled in Chile would be taxed in Chile, as it will be regarded as Chilean source income. However, since the Notes are issued outside of Chile, capital gains realized by a Foreign Holder on the sale or other disposition of the Notes should not be subject to Chilean income taxes.

Gift and inheritance tax

A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to its holdings unless Notes held by a Foreign Holder are either deemed located in Chile at the time of such Foreign Holder's death, or, if the Notes are not deemed located in Chile at the time of a Foreign Holder's death, if such Notes were purchased or acquired with cash obtained from Chilean sources.

Stamp tax

The issuance and placement of the Notes will be subject to stamp tax at a rate of 0.8% of the aggregate principal amount of the Notes, which will be payable by us. The capitalization of accrued but unpaid interest may be subject to stamp tax according to Chilean law and regulations. If the stamp tax is not paid when due, Chilean law imposes penalties (inflation adjustments, interests and fines). In addition, until such tax (and any penalty) is paid, Chilean courts will not enforce any action brought with respect to the Notes. A Foreign Holder will not be liable for Chilean stamp, registration or similar taxes.

U.S. income tax considerations

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a holder of a note. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with beneficial owners of notes that will hold notes as capital assets, and does not address particular tax considerations that may be applicable to investors that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, entities taxed as partnerships or the partners therein, persons subject to the alternative minimum tax, U.S. expatriates, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons that have a "functional currency" other than the U.S. dollar, or U.S. Holders that own (directly or through attribution) 10% or more of the stock, by vote or value, of the Issuer.

In addition, this summary does not address the Medicare tax or alternative minimum tax consequences, or the consequences arising under special timing rules prescribed under section 451(b) of the Code (as defined below) or under the tax laws of any state, locality or other political subdivision of the United States or other countries and jurisdictions, to U.S. Holders of the acquisition, ownership and disposition of a note.

The discussion below is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this offering memorandum and any of which may at any time be repealed, revoked or modified or subject to differing interpretations, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, there can be no assurances that the Internal Revenue Service (the "IRS") would not assert, or that a U.S. court would not uphold, positions concerning the U.S. federal income tax consequences of a U.S. Holder's acquisition, ownership or disposition of a note that are contrary to the discussion below.

As used herein, a "U.S. Holder" is a beneficial owner of a note that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income taxation on a net income basis in respect of the note.

Prospective purchasers should consult their own tax advisors as to the particular tax considerations relevant in their particular circumstances relating to the purchase, ownership and disposition of the notes, including the applicability of any U.S. federal, state, or local tax laws, or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

Taxation of interest

Interest will constitute income from sources without the United States. In general, the gross amount of "qualified stated interest" will be taxable to a U.S. Holder as ordinary interest income as actually or constructively received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. For these purposes, "qualified stated interest" generally is defined as stated interest that is unconditionally payable in cash or property at least annually at a single fixed rate. It is expected, and this discussion assumes, that the Notes will be issued without original issue discount ("OID") for U.S. federal income tax purposes. In general, however, if the Notes are issued with OID at or above a de minimis threshold, a U.S. Holder will be required to include OID in gross income, as ordinary income, under a "constant-yield method" before the receipt of cash attributable to such income, regardless of the U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

Foreign tax credit

Subject to generally applicable limitations and conditions, non-U.S. interest withholding tax, if any, paid at the appropriate rate applicable to the U.S. Holder may be eligible for credit against such U.S. Holder's U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any such withholding tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, such tax on interest will be treated as meeting the new requirements and therefore as a creditable tax. Additionally, in the case of a tax imposed by Chile, a U.S. Holder that is eligible for and properly elects the benefits of the Treaty can also treat such Chilean tax on interest as meeting the new requirements and therefore a creditable tax. In the case of all other U.S. Holders, the application of these requirements to non-U.S. withholding tax on interest is uncertain and we have not determined whether these requirements have been met. If the withholding tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct such tax in computing such U.S. Holder's taxable income for U.S. federal income tax purposes. Interest will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute "passive category income" for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder's particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations. See discussion above under "Chilean tax considerations—Payments of interest or premium" and "Chilean tax considerations—Payments of principal" regarding whether Chilean withholding tax may apply.

Sale, exchange, redemption, retirement or other taxable disposition of the notes

Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount of cash and the fair market value of any property received on the disposition (except to the extent the cash or property received is attributable to accrued and unpaid qualified stated interest not previously included in income, which is treated like a payment of interest) and the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the amount paid for the note.

Gain or loss that a U.S. Holder recognizes upon the sale, exchange, redemption, retirement or other disposition of a note generally will be U.S. source capital gain or loss and will be long term capital gain or loss if, at the time of the disposition, the U.S. Holder's holding period for the note is more than one year. The deductibility of capital losses by corporate and non-corporate U.S. Holders is subject to limitations. Prospective investors should consult their own tax advisors as to the U.S. federal income tax and foreign tax credit implications of such sale, redemption, retirement or other disposition of a note.

Specified foreign financial assets.

Individual U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include Notes issued in certificated form) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult

their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Information reporting and backup withholding

Information returns may be filed with the IRS in connection with payments of principal and interest in respect of, and the proceeds from certain sales of, notes held by a U.S. Holder unless the U.S. Holder establishes that it is exempt from the information reporting rules. If a U.S. Holder does not establish that it is exempt from these rules, the U.S. Holder may be subject to backup withholding on these payments if it fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

U.S. Holders should consult their own tax advisors regarding any reporting obligations they may have as a result of their acquisition, ownership or disposition of notes. Failure to comply with certain reporting obligations could result in the imposition of substantial penalties.

Transfer Restrictions

The Notes are subject to restrictions on transfer as summarized below. By purchasing Notes, you will be deemed to have made the following acknowledgements, representations to and agreements with us and the initial purchasers:

(1) You acknowledge that:

- the Notes have not been registered under the Securities Act or any other securities laws and are being offered for resale in transactions that do not require registration under the Securities Act or any other securities laws; and

- unless so registered, the Notes may not be offered, sold or otherwise transferred except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act or any other applicable securities laws, and in each case in compliance with the conditions for transfer set forth in paragraph 5 below.

(2) You acknowledge that this offering memorandum relates to an offering that is exempt from registration under the Securities Act and may not comply in important respects with SEC rules that would apply to an offering document relating to a public offering of securities.

(3) You represent that you are not an affiliate (as defined in Rule 144 under the Securities Act) of ours, that you are not acting on our behalf and that either:

- you are a qualified institutional buyer (as defined in Rule 144A under the Securities Act) and are purchasing Notes for your own account or for the account of another qualified institutional buyer, and you are aware that the initial purchasers are selling the Notes to you in reliance on Rule 144A; or

- you are not a U.S. person (as defined in Regulation S under the Securities Act) or purchasing for the account or benefit of a U.S. person, other than a distributor, and you are purchasing Notes in an offshore transaction in accordance with Regulation S.

(4) You acknowledge that neither we nor the initial purchasers nor any person representing us or the initial purchasers have made any representation to you with respect to us or the offering of the Notes, other than the information contained in this offering memorandum. Accordingly, you acknowledge that no representation or warranty is made by the initial purchasers as to the accuracy or completeness of such materials. You represent that you are relying only on this offering memorandum in making your investment decision with respect to the Notes. You agree that you have had access to such financial and other information concerning us and the notes as you have deemed necessary in connection with your decision to purchase Notes, including an opportunity to ask questions of and request information from us.

(5) You represent that you are purchasing Notes for your own account, or for one or more investor accounts for which you are acting as a fiduciary or agent, in each case not with a view to, or for offer or sale in connection with, any distribution of the Notes in violation of the Securities Act, subject to any requirement of law that the disposition of your property or the property of that investor account or accounts be at all times within your or their control and subject to your or their ability to resell the notes pursuant to Rule 144A or any other available exemption from registration under the Securities Act. You agree on your own behalf and on behalf of any investor account for which you are purchasing Notes, and each subsequent holder of the notes by its acceptance of the notes will agree, that until the end of the Resale Restriction Period (as defined below), the Notes may be offered, sold or otherwise transferred only:

(a) to us or any of our subsidiaries;

(b) under a registration statement that has been declared effective under the Securities Act;

(c) for so long as the Notes are eligible for resale under Rule 144A, to a person the seller reasonably believes is a qualified institutional buyer that is purchasing for its own account or for the account of another qualified institutional buyer and to whom notice is given that the transfer is being made in reliance on Rule 144A;

(d) through offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S under the Securities Act;

(e) to an institutional accredited investor (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that is not a qualified institutional buyer and that is purchasing for its own account or for the account of another institutional accredited investor, in each case in a minimum principal amount of Notes of $250,000; or

(f) under any other available exemption from the registration requirements of the Securities Act,

subject in each of the above cases to any requirement of law that the disposition of the seller's property or the property of an investor account or accounts be at all times within the seller or account's control and to compliance with any applicable state securities laws.

You also acknowledge that to the extent that you hold the Notes through an interest in a global note, the Resale Restriction Period (as defined below) may continue until one year after the Issuer, or any affiliate of the Issuer, were the owner of such Note or an interest in such global note, and so may continue indefinitely.

(6) You also acknowledge that:

- the above restrictions on resale will apply from the closing date until the date that is one year (in the case of Rule 144A notes) after the later of the closing date, the closing date of the issuance of any additional notes and the last date that we or any of our affiliates was the owner of the notes or any predecessor of the notes or 40 days (in the case of Regulation S notes) after the later of the closing date, the closing date of the issuance of any additional notes and when the notes or any predecessor of the notes are first offered to persons other than distributors (as defined in Rule 902 of Regulation S) in reliance on Regulation S (the "Resale Restriction Period"), and will not apply after the applicable Resale Restriction Period ends;

- if a holder of Notes proposes to resell or transfer Notes under clause (e) above before the applicable Resale Restriction Period ends, the seller must deliver to us and the applicable Trustee a letter from the purchaser in the form set forth in the indenture which must provide, among other things, that the purchaser is an institutional accredited investor that is acquiring the notes not for distribution in violation of the Securities Act;

- we and the applicable Trustee reserve the right to require in connection with any offer, sale or other transfer of Notes under clauses (d), (e) and (f) above the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the applicable Trustee; and

- each note will contain a legend substantially to the following effect:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF

THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WERE THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY),] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF, THE ORIGINAL ISSUE DATE OF THE ISSUANCE OF ANY ADDITIONAL NOTES AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS NOT A QUALIFIED INSTITUTIONAL BUYER AND THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF SECURITIES OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/ OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. [IN THE CASE OF REGULATION S NOTES: BY ITS ACQUISITION HEREOF, THE HOLDER HEREOF REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.]

BY ITS ACQUISITION OF THIS SECURITY (OR ANY INTEREST HEREIN), THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF (A) AN "EMPLOYEE BENEFIT PLAN" WITHIN THE MEANING OF SECTION 3(3) OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA") THAT IS SUBJECT TO TITLE I OF ERISA, (B) A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OR 1986, AS AMENDED (THE "CODE") OR PROVISIONS UNDER ANY OTHER APPLICABLE FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR PROHIBITED TRANSACTION PROVISIONS OF TITLE I OF ERISA OR SECTION 4975 OF THE CODE (COLLECTIVELY, "SIMILAR LAWS"), OR (C) OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE THE ASSETS OF ANY OF THE FOREGOING DESCRIBED IN CLAUSES (A) OR (B), OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY (OR ANY INTEREST HEREIN) WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.

(7) You represent and warrant that either (i) no portion of the assets used by you to acquire or hold the Notes (or any interest therein) constitutes assets of any (a) "employee benefit plan" within the meaning of Section 3(3) of the ERISA that is subject to Title I of ERISA, (b) any plan, account or other arrangement that is subject to Section

4975 of the Code or provisions under any applicable Similar Laws, or (c) an entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (a) or (b) or (ii) the acquisition and holding of the Notes (or any interest therein) by you will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Law.

(8) You acknowledge that we, the initial purchasers and others will rely upon the truth and accuracy of the above acknowledgments, representations and agreements. You agree that if any of the acknowledgments, representations or agreements you are deemed to have made by your purchase of notes is no longer accurate, you will promptly notify us and the initial purchasers. If you are purchasing any Notes as a fiduciary or agent for one or more investor accounts, you represent that you have sole investment discretion with respect to each of those accounts and that you have full power to make the above acknowledgments, representations and agreements on behalf of each account.

Certain ERISA Considerations

The following is a summary of certain considerations associated with the purchase of the Notes by (a) "employee benefit plans" within the meaning of Section 3(3) of ERISA that are subject to Title I of ERISA, (b) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or Similar Laws, and (c) entities whose underlying assets are considered to the assets of any of the foregoing described in clauses (a) or (b) pursuant to ERISA, the Code or other applicable law (each of the foregoing described in clauses (a), (b) and (c) referred to herein as a "Plan").

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a "Covered Plan") and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Covered Plan or the management or disposition of the assets of such a Covered Plan, or who renders investment advice for a fee or other compensation to such a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

In considering an investment in the Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Notes by a Covered Plan with respect to which the Issuer, the Guarantors, the initial purchasers or any of their respective affiliates are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may provide exemptive relief for direct or indirect prohibited transactions resulting from the sale, purchase or holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the Issuer of the Notes nor any of their affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Covered Plan involved in the transaction and provided further that the Covered Plan pays no more than adequate consideration in connection with the transaction. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Covered Plans considering acquiring and/or holding Notes in reliance on these or any other exemption should carefully review the exemption to assure that it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plans that are (or whose assets constitute the assets of) governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) that are not subject to the requirements of Title I of ERISA or Section 4975 of the Code may nevertheless

be subject to Similar Laws which may affect their investment in the Notes. Fiduciaries of any such Plans should consult with their legal advisors before purchasing any Notes (including holding any interest in a Note) and to determine the need for, and, if necessary, the availability of, any exemptive relief under any applicable Similar Laws.

Because of the foregoing, the Notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a Note (or any interest therein), each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the Notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the Notes or any interest therein by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Notes (and holding the Notes) on behalf of, or with the assets of, any Plan, consult with their legal advisors regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

Neither this discussion nor anything provided in this offering memorandum is or is intended to be investment advice directed at any potential Plan purchasers or at Plan purchasers generally, and each purchaser should consult and rely on their own advisors as to whether an investment is suitable for the Plan. Purchasers of the Notes have the exclusive responsibility for ensuring that their purchase and holding of the Notes complies with the fiduciary responsibility rules of ERISA, the Code and any applicable Similar Laws, and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

Plan of Distribution

Subject to the terms and conditions contained in the purchase agreement among us, the subsidiary guarantors and the initial purchasers, the Issuer has agreed to sell to the initial purchasers, and the initial purchasers have agreed to purchase from us, the entire principal amount of the Notes set forth opposite the name of the initial purchasers below.

Initial Purchasers	Principal Amount of Notes	
Citigroup Global Markets Inc.	U.S.$	280,000,000
Santander US Capital Markets LLC	U.S.$	210,000,000
J.P. Morgan Securities LLC	U.S.$	280,000,000
Deutsche Bank Securities Inc.	U.S.$	210,000,000
Barclays Capital Inc.	U.S.$	105,000,000
Goldman Sachs & Co. LLC	U.S.$	105,000,000
BNP Paribas Securities Corp.	U.S.$	70,000,000
MUFG Securities Americas Inc.	U.S.$	70,000,000
Natixis Securities Americas LLC	U.S.$	70,000,000
Total	**U.S.$**	**1,400,000,000**

The obligations of the initial purchasers under the purchase agreement, including their agreement to purchase Notes from us, are several and not joint. The purchase agreement provides that the initial purchasers will purchase all of the Notes being sold pursuant to the purchase agreement if any of them are purchased.

The initial purchasers initially propose to offer the Notes for resale at the issue price that appears on the cover page of this offering memorandum. After the initial offering, the initial purchasers may change the offering price and any other selling terms. The initial purchasers may offer and sell notes through certain of their affiliates.

The offering of the Notes by the initial purchasers is subject to receipt and acceptance subject to the initial purchasers' right to reject any order in whole or in part.

In the purchase agreement, we have agreed that:

- We will not offer, sell, contract to sell, pledge or otherwise dispose of any of our debt securities (other than the Notes) for a period commencing on the date of this offering memorandum and ending on the delivery date of the Notes without the prior consent of Citigroup Global Markets Inc.

- We will indemnify the initial purchasers against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the initial purchasers may be required to make in respect of those liabilities.

The Notes have not been registered under the Securities Act or the securities laws of any other place. In the purchase agreement, each initial purchaser has agreed that:

- The Notes may not be offered or sold within the United States or to U.S. persons except pursuant to an exemption from the registration requirements of the Securities Act or in transactions not subject to those registration requirements.

- During the initial distribution of the Notes, it will offer or sell notes only to persons reasonably believed to be qualified institutional buyers in compliance with Rule 144A and outside the United States in compliance with Regulation S.

In addition, until 40 days following the commencement of this offering, an offer or sale of notes within the United States by a dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act unless the dealer makes the offer or sale in compliance with Rule 144A or another exemption from registration under the Securities Act.

The Notes are a new issue of securities, and there is currently no established trading market for the Notes. In addition, the Notes are subject to certain restrictions on resale and transfer as described under "*Transfer Restrictions*." We do not intend to apply for the Notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system.

The initial purchasers have advised us that they intend to make a market in the Notes. However, they are not obligated to do so, and the ability of the initial purchasers to make a market in the Notes may be impacted by changes in any regulatory requirements (including as a result of regulatory developments) applicable to the marketing, holding and trading of, and issuing quotations with respect to, the Notes. The initial purchasers may discontinue any market making in the Notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the prices that you receive when you sell will be favorable.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

In connection with the offering of the Notes, the initial purchasers may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the initial purchasers. Stabilizing transactions involve bids to purchase the Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Notes. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may have the effect of preventing or retarding a decline in the market price of the Notes or cause the price of the Notes to be higher than it would otherwise be in the absence of those transactions. If the initial purchasers engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

It is expected that delivery of the Notes will be made against payment therefor on or about October 15, 2024, which is the ninth business day following the date hereof (such settlement cycle being referred to as "T+9"). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Certain relationships

Certain of the initial purchasers and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with us and our affiliates. For example, Goldman Sachs Group Inc., an affiliate of one of our initial purchasers, acts as administrative agent under our Existing Term Loan B, and certain of the initial purchasers and/or their affiliates are agents and/or lenders thereunder. The initial purchasers or their affiliates may, therefore, receive a portion of the net proceeds from the sale of the Notes offered hereby to the extent such proceeds are used to repay the loans under our Existing Term Loan B and to redeem in full the 2027 Notes, to the extent the initial purchasers and/or their affiliates hold any of the 2027 Notes. JPMorgan Chase Bank, N.A., an affiliate of one of our initial purchasers, is the administrative agent under the Revolving Credit Facility, and certain of the initial purchasers and/or their affiliates are also agents and/or lenders under our Revolving Credit Facilities.

In addition, in the ordinary course of their business activities, the initial purchasers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the

initial purchasers or their affiliates have a lending relationship with us, certain of those initial purchasers or their affiliates routinely hedge, certain of those initial purchasers or their affiliates are likely to hedge and certain other of those initial purchasers may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these initial purchasers and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The initial purchasers and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

The Notes are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

The Notes will not be offered, sold or delivered directly or indirectly nor will this offering memorandum or any other offering material relating to the Notes be distributed, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the purchase agreement.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

Prohibition of sales to EEA retail investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This offering memorandum has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. This offering memorandum is not a prospectus for the purposes of the Prospectus Regulation.

Prohibition of sales to UK retail investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by the UK PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This offering memorandum has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. This offering memorandum is not a prospectus for the purposes of the UK Prospectus Regulation.

This offering memorandum is for distribution only to persons who (A) are outside the United Kingdom or (B) are "qualified investors" (as defined in the UK Prospectus Regulation) who (i) are persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Promotion Order, or (ii) are high net worth entities falling within Article 49(2)(a) to (d) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This offering memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this offering memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to prospective investors in Canada

The Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the initial purchasers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriting conflicts of interest in connection with this offering.

Notice to prospective investors in Hong Kong

This offering memorandum has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities to be sold under this offering memorandum may not be offered or sold by means of any document other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the "SFO") and any rules made thereunder; or (b) in other circumstances which do not result in this offering memorandum being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the "CO") or which do not constitute an offer to the public within the meaning of the CO; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes have not been and may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than:

(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the "SFA")) pursuant to Section 274 of the SFA;

(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are ''prescribed capital markets products'' (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Switzerland

This offering memorandum does not constitute an offer to the public or solicitation to purchase or invest in the Notes. No Notes have been offered or will be offered to the public in Switzerland, except that offers of Notes may

be made to the public in Switzerland at any time under the following exemptions under Swiss Financial Services Act ("FinSA"):

(a) to any person which is a professional client as defined under the FinSA;

(b) to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the joint bookrunners for any such offer; or

(c) in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of Notes shall require us or any bank to publish a prospectus pursuant to Article 35 FinSA.

The Notes have not and will not be listed or admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland.

Neither this offering memorandum or any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this offering memorandum nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in Chile

The offer of the Notes is subject to CMF Rule 336. The Notes being offered will not be registered under the Chilean Securities Market Law (*Ley de Mercado de Valores*) in the Securities Registry (*Registro de Valores*) or in the Foreign Securities Registry (*Registro de Valores Extranjeros*) both kept by the CMF and, therefore, the Notes are not subject to the oversight of the CMF. As unregistered securities in Chile, we are not required to disclose public information about the Notes in Chile. Accordingly, the Notes cannot and will not be publicly offered to persons in Chile unless they are registered in the corresponding Securities Registry. The Notes may only be offered in Chile in circumstances that do not constitute a public offering under Chilean law or in compliance with CMF Rule 336. Pursuant to the Chilean Securities Market Law, a public offering of securities is an offering that is addressed to the general public or to certain specific categories or groups thereof. Considering that the definition of public offering is quite broad, even an offering addressed to a small group of investors may be considered to be addressed to a certain specific category or group of the public and therefore be considered public under applicable law and, as such, subject to registration in Chile. However, pursuant to CMF Rule 336, the Notes may be privately offered in Chile to certain "qualified investors" identified as such therein (which in turn are further described in Rule (*Norma de Carácter General*) No. 216, dated June 12, 2008, of the CMF, as amended). The Issuer of the Notes will be responsible for adopting all measures and safeguards necessary to verify the identity and quality of the qualified investments and the fact that it has been learned that the Notes to be acquired are not registered in the registries maintained by the CMF and, therefore, that no public offering of such Notes may be made in Chile. CMF Rule 336 requires the following information to be provided to prospective investors in Chile:

1. Date of commencement of the offer: September 26, 2024. The offer of the Notes is subject to Rule (*Norma de Carácter General*) No. 336, dated June 27, 2012, issued by the CMF.

2. The subject matter of this offer are securities not registered with the Securities Registry (*Registro de Valores*), nor with the Foreign Securities Registry (*Registro de Valores Extranjeros*) both kept by CMF. As a consequence, the Notes are not subject to the oversight of the CMF.

3. Since the Notes are not registered in Chile, the Issuer is not obliged to provide publicly available information about the Notes in Chile.

4. The Notes will not be subject to public offering in Chile unless registered with the relevant Securities Registry kept by the CMF.

Notice to prospective investors in Brazil

The Notes (and the related Note Guarantees) have not been, and will not be, registered with the Brazilian Securities Commission (*Comissão de Valores Mobiliários*). The Notes (and the related Note Guarantees) may not be placed, distributed, offered or sold in the Brazilian capital market, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. Documents relating to the offering of the Notes, as well as information contained therein, may not be supplied to the public in Brazil, nor be used in connection with any public offer for subscription or sale of the Notes to the public in Brazil. Persons wishing to offer or acquire the Notes within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom.

Notice to prospective investors in Peru

The Notes and the information contained in this offering memorandum are not being publicly marketed or offered in Peru and will not be distributed or caused to be distributed to the general public in Peru. Peruvian securities laws and regulations on public offerings will not be applicable to the offering of the Notes and therefore, the disclosure obligations set forth therein will not be applicable to the Issuer or the sellers of the notes before or after their acquisition by prospective investors. The Notes and the information contained in this offering memorandum have not been and will not be reviewed, confirmed, approved or in any way submitted to the *Superintendencia del Mercado de Valores* (Peruvian capital market regulator) (the "SMV") nor have they been registered with the SMV's Securities Market Public Registry (*Registro Público del Mercado de Valores*) or the Lima Stock Exchange (*Bolsa de Valores de Lima*). Accordingly, the Notes cannot be offered or sold within Peruvian territory except (i) when such notes were previously registered with the SMV or (ii) when any such offering or sale qualifies as a private offering under Peruvian law and regulations and complies with the provisions on private offerings set forth therein. In making an investment decision, Peruvian investors must rely on their own examination of the terms of the offering of the Notes to determine their ability to invest in them.

Notice to prospective investors in Colombia

The Notes have not been and will not be authorized by the Colombian Superintendence of Finance (*Superintendencia Financiera de Colombia)* and will not be registered with the Colombian National Registry of Securities and Issuers (*Registro Nacional de Valores y Emisores)* or the Colombian Stock Exchange (*Bolsa de Valores de Colombia)*. Therefore, the Notes may not be offered, sold or negotiated in Colombia, except under circumstances which do not constitute a public offering of securities under applicable Colombian securities laws and regulations. Furthermore, foreign financial entities must abide by the terms of Part 4 of Decree 2555 of 2010, as modified, complemented or substituted from time to time, to offer privately the Notes to their Colombian clients.

Notice to prospective investors in Cayman Islands

No offer or invitation to subscribe for the Notes may be made to the public in the Cayman Islands.

Notice to prospective investors in The Bahamas

The Notes have not been, and will not be, offered, sold or distributed in the Bahamas except in compliance with applicable Bahamian laws. This offering memorandum is not, and shall not be construed as, an offer to sell, or a solicitation of an offer to buy, or a distribution of the Notes in, or to the public, in The Bahamas. The Notes shall not be offered, issued, transferred to, registered in favor of or beneficially owned by or otherwise disposed of in any way to any person (legal or natural) deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations Act 1956 of the Bahamas and the regulations promulgated thereunder except with the prior approval of the Central Bank of the Bahamas.

Legal Matters

We are being represented as to matters of New York law by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and as to matters of Chilean law by Claro & Cia., Santiago, Chile. Certain legal matters relating to this offering will be passed upon for the initial purchasers by Simpson Thacher & Bartlett LLP, New York, New York, and as to matters of Chilean law by Morales & Besa, Santiago, Chile.

Independent Registered Public Accounting Firm

The financial statements incorporated in this offering memorandum by reference to the Annual Report on Form 20-F for the year ended December 31, 2023 and the effectiveness of internal control over financial reporting as of December 31, 2023 have been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report incorporated herein.

Appraisers

BK Associates, Inc., an independent aviation appraisal and consulting firm, has prepared appraisals of LATAM's cargo business and loyalty program as of December 2023. BK Associates, Inc. has delivered reports summarizing their appraisals. These reports, dated February 6, 2024, are annexed to this offering memorandum as Annex A. References to such appraisals throughout this offering memorandum are included based upon LATAM's reliance on BK Associates Inc. as experts.

mba Aviation, an independent aviation appraisal and consulting firm, has prepared appraisals of LATAM's slots at JFK and LHR as of December 2023. mba Aviation has delivered a report summarizing their appraisals. These reports, dated January 26, 2024, are annexed to this offering memorandum as Annex B. References to such appraisals throughout this offering memorandum are included based upon LATAM's reliance on mba Aviation as experts.

Ocean Tomo, LLC, an independent intellectual property appraisal and consulting firm, has prepared appraisals of LATAM's passenger and cargo brands as of December 2023. Ocean Tomo, LLC has delivered a report summarizing their appraisals. This report, dated February 7, 2024, is annexed to this offering memorandum as Annex C. References to such appraisals throughout this offering memorandum are included based upon LATAM's reliance on Ocean Tomo, LLC as experts with respect to the matters contained in its report.

Enforceability of Civil Liabilities

LATAM Airlines Group S.A. is a publicly held corporation organized under the laws of Chile. Many of our directors and all of our executive officers are not residents of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. As a result, except as explained below, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States or otherwise obtained in U.S. courts.

Brazil

We have been advised by our Brazilian counsel that a final conclusive judgment of non-Brazilian courts for the payment of money may be enforced in Brazil, subject to certain requirements as described below. A judgment against the Guarantors, our directors, our officers or the Issuer issued by a foreign court would be enforceable in Brazil (to the extent that Brazilian courts may have jurisdiction) without reconsideration of the merits, upon recognition (*homologação*) of that judgment by the Brazilian Superior Court of Justice (*Superior Tribunal de Justiça*).

However, the recognition of the judgment will only be possible if such judgment meets the following conditions, provided on articles 960, 961, 962, 963, 964 and 965 of the Brazilian Civil Procedure Code and articles 15, 16 and 17 of Decree Law No. 4,657, dated September 4, 1942:

i. fulfills all formalities required for its enforceability under the laws of the jurisdiction where it was issued;

ii. is issued by a competent court and/or authority in the jurisdiction over the matter, after proper service of process on the parties (which service of process, if made in Brazil, must be effected in accordance with Brazilian law, through the issuance of a rogatory letter (*carta rogatória*)), or after sufficient evidence of the parties' absence (*revelia*) as required by applicable law;

iii. is effective, final and binding and, therefore, not subject to appeal in the jurisdiction where it was issued (*res judicata*);

iv. does not conflict with a previous final and binding (*res judicata*) judgment issued by Brazilian court on a matter involving the same parties, cause of action and claim;

v. does not violate Brazilian public policy, national sovereignty, morality or violate human dignity (as set forth in Article 17 of Decree-Law No. 4,657, dated September 4, 1942, in article 963, VI, of the Brazilian Civil Procedure Code, and in article 216-F of the Brazilian Superior Court of Justice's Regiment);

vi. does not violate the exclusive jurisdiction of Brazilian courts pursuant to the provisions of articles 23 and 964 of the Brazilian Code of Civil Procedure; and

vii. is authenticated by a Brazilian consulate or, if the place of signing is a contracting state to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, dated October 5, 1961, apostilled, and, in either case, is accompanied by a sworn translation into Portuguese, unless an exemption is provided by an international treaty to which Brazil is a signatory.

The recognition process described above may be expensive, time consuming and may also give rise to difficulties in enforcing the foreign judgment in Brazil. Accordingly, if any lawsuit, action or proceeding in connection with the Notes are initiated in a non-Brazilian court, we cannot assure you that confirmation of the relevant award would be obtained in Brazil, that the confirmation process would be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the securities laws of countries other than Brazil, including U.S. securities laws.

We have also been advised that civil actions may be brought in Brazilian courts in connection with this offering memorandum based solely on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against us (provided that provisions of the securities laws of the United States

do not contravene Brazilian public policy, national sovereignty or good morals and that Brazilian courts can assert jurisdiction over the matter under dispute), if certain requirements are met. However, the application of a foreign body of law by Brazilian courts may be troublesome, as Brazilian courts consistently base their decisions on domestic law, or refrain from applying a foreign body of law for a number of reasons. Although remote, there is a risk that Brazilian courts, considering a relevant case-by-case rationale, may dismiss a petition to apply a foreign body of law and may adopt Brazilian laws to adjudicate the case. In any case, we cannot assure that Brazilian courts will confirm their jurisdiction to rule on such matter, which will depend on the connection of the case to Brazil and, therefore, must be analyzed on a case-by-case basis.

The ability of a judgment creditor or other persons named above to satisfy a judgment by attaching certain assets of the company is limited by provisions of Brazilian bankruptcy, insolvency, liquidation, court-supervised reorganization (*recuperação judicial*), court-homologated (*recuperação extrajudicial*) and/or similar procedural legal provisions, if such assets are located in Brazil. This ability may be even narrower in connection with insolvency procedures if the attached assets is, somehow, deemed to be essential to the Brazilian Guarantors' business activity.

We have been further advised that a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of the litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant's legal fees (that are usually a percentage of 10 to 20 percent of the amount in dispute, as established under Article 85, second paragraph, of Law No. 13,105, of March 16, 2015, as amended, or the Brazilian Code of Civil Procedure) and court expenses, except in case of (i) enforcement proceedings based on certain non-disputable documents as determined by the court (which do not include the guarantee issued under the indenture) that may be enforced under Brazilian law (*ação de execução de titulo executivo extrajudicial,* in which the *título executivo extrajudicial* is an instrument which may be enforced in Brazilian courts without a review on the merits); (ii) enforcement of a judgment (and arbitral awards duly recognized by the STJ as described above); (iii) counterclaims (*reconvenções*); and (iv) when an international treaty to which Brazil is a signatory exempts the obligation to post a bond, as established under Article 83, first paragraph, of the Brazilian Code of Civil Procedure.

If proceedings are brought in the courts of Brazil seeking to enforce the Brazilian Guarantor's obligations under the Notes Guarantees, the Brazilian Guarantor would not be required to discharge its obligations in a currency other than Brazilian *reais*. Any judgment obtained against the Brazilian Guarantor in Brazilian courts related to any payment obligations under the Notes Guarantee would be mandatorily expressed in Brazilian *reais*.

If the Notes or the indenture were to be declared void by a court of competent jurisdiction, a judgment obtained outside Brazil seeking to enforce the guarantee may not be recognized by the STJ in Brazil.

Finally, for the filing and/or conduction of a lawsuit (of any nature) in Brazil, the engagement of a local licensed lawyer is generally mandatory.

Chile

No treaty exists between the United States and Chile for the reciprocal enforcement of judgments. Chilean courts, however, have enforced final judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the U.S. judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case. If a United States court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of this judgment in Chile will be subject to the obtaining of the relevant "exequatur" (*i.e.*, recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are:

i. the existence of reciprocity (i.e., the relevant U.S. court would enforce a judgment of a Chilean court under comparable circumstances), absent which the foreign judgment may not be enforced in Chile;

ii. the absence of any conflict between the foreign judgment and Chilean laws (excluding for this purpose the laws of civil procedure) and public policy;

iii. the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances;

iv. the absence of any further means for appeal or review of the judgment in the jurisdiction where judgment was rendered; and

v. the Chilean courts' determination (i) that the United States courts had jurisdiction; (ii) that the judgment does not conflict with Chilean jurisdiction; (iii) that service of process was appropriately served on the defendant; and (iv) that the defendant was afforded a real opportunity to appear before the court and defend its case.

In general, the enforceability in Chile of final judgments of United States courts does not require retrial in Chile but a review of certain relevant legal considerations (*i.e.*, principles of due process and public policy). However, there is doubt:

i. as to the enforceability in original actions in Chilean courts of liabilities predicated solely on the United States federal securities laws; and

ii. as to the enforceability in Chilean courts of judgments of United States courts obtained in actions predicated solely upon the civil liability provisions of the federal securities laws of the United States.

In addition, foreign judgments cannot be enforced in any way against properties located in Chile, which, as a matter of Chilean law, are subject exclusively to Chilean law and to the jurisdiction of Chilean courts. However, once the exequatur has been obtained, holders of the Notes will be entitled to request from a local court the enforcement of the foreign judgment on the assets and properties located in Chile.

We have appointed Law Debenture Corporate Services Inc. as our authorized agent upon which service of process may be served in any action which may be instituted against us in any United States federal or state court having subject matter jurisdiction in the State of New York, County of New York arising out of or based upon the Notes, the indenture or the purchase agreement.

Colombia

In the event that proceedings are brought seeking performance of payment obligations in Colombia, Colombian courts will determine whether to recognize and enforce a U.S. judgment predicated on the U.S. securities laws through a procedure known under Colombian law as *exequatur*. Colombian courts will recognize and enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the following requirements set forth in Articles 605, 606 and 607 of the *Código General del Proceso* – Law 1564 of 2012 ("Colombian General Procedure Code"):

i. A treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, there is reciprocity in the recognition of foreign judgments of the same nature between the courts of the relevant jurisdiction and the courts of Colombia;

ii. the foreign judgment does not refer to "*in rem*" rights vested in assets that were located within Colombian territory at the time of the commencement of the proceedings in the foreign court which issued the judgment;

iii. the foreign judgment does not contravene or conflict with Colombian public policy rules other than procedural laws;

iv. the foreign judgment, in accordance with the laws of the country in which it was obtained, is final (*res judicata*) and is not subject to appeal in accordance with the laws of the country in which it was rendered;

v. the foreign judgment does not refer to any matter that is reserved to the exclusive jurisdiction of Colombian courts;

vi. no proceedings are pending in Colombia with respect to the same matters, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter;

vii. in the proceeding commenced before the foreign court that issued the judgement, the defendant was duly served in accordance with the applicable laws of such jurisdiction, in a manner that gives the defendant reasonable opportunity to present its case and defend itself against the action; and

viii. a duly apostilled or legalized copy of the judgement, together with an official translation into Spanish, if the judgement is issued in a foreign language (other than Spanish), shall be submitted to the Colombian Supreme Court at the time of filing the request.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. Notwithstanding, the *Corte Suprema de Justicia de Colombia* (Colombian Supreme Court of Justice) has generally accepted that reciprocity exists when it has been proven either that a U.S. court has recognized a Colombian judgment or that a U.S. court would recognize a foreign judgment, including a judgment issued by a Colombian court. However, the Colombian legal system is not based on precedents, and *exequatur* decisions are made on a case-by-case basis.

The parties to the proceeding in which the foreign judgment was issued must be duly summoned in the *exequatur* proceeding. Although the Colombian General Code of Procedure (Law 1564 of 2012) does not provide for a re-examination or relitigation of the merits of the original action during *exequatur* proceedings, such proceedings include an evidentiary stage wherein the parties present evidence in connection with the abovementioned requirements. In addition, each party is entitled to file closing arguments to support its case before a judgment is rendered. In other words, once the recognition petition is filed, the court must serve all the parties involved in the judgment, foreign or Colombian domiciliaries, for such parties to present their considerations regarding the petition. Thereafter, the court will decide upon the evidence requested and will set a date for a hearing where such evidence will be collected. Closing arguments will then be presented prior to the final decision.

Assuming that a foreign judgment complies with the standards set forth in the preceding paragraphs and has been granted exequatur, such foreign judgment would be enforceable in Colombia through a collection proceeding under the laws of Colombia. This means that an interested party, in obtaining the recognition and enforcement of a foreign judgment, would be required to conduct two different local proceedings (the *exequatur* proceedings and the collection proceedings) and shall assume the cost and expenses incurred in these proceedings. Collection proceedings for enforcement of a money judgment by attachment or execution against any assets or property located in Colombia would be within the exclusive jurisdiction of Colombian courts. Notwithstanding the foregoing, we cannot assure you that Colombian courts would enforce a foreign judgment with respect to this offering based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and officers in a Colombian court predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts on the basis of being contrary to public policy in Colombia. Proceedings before Colombian courts are conducted in Spanish.

Proceedings for enforcement of a money judgment by attachment or execution against any assets or property located in Colombia fall within the exclusive jurisdiction of Colombian courts. In the course of the *exequatur* procedure, both plaintiff and defendant are afforded the opportunity to request that evidence be collected in connection with the requirements listed above. In addition, before the judgment is rendered, each party may file closing arguments. Notwithstanding the above, the Colombian General Procedure Code does not provide for a reexamination or relitigating of the merits of the original action during the *exequatur* procedure.

Peru

Any final and conclusive judgment for a fixed and final sum obtained against us in any foreign court having jurisdiction in respect of any suit, action or proceeding against us for the enforcement of any of our obligations under

the Notes Guarantees that are governed by New York law will, upon request, be deemed valid and enforceable in Peru through an *exequatur* judiciary proceeding (which does not involve the reopening of the case), provided that: (1) there is a treaty in effect between the country where said foreign court sits and Peru regarding the recognition and enforcement of foreign judgments; or (2) in the absence of such a treaty, the original judgment is ratified by the Peruvian Courts (*Cortes de la República del Perú*).

Such ratification will occur provided that all of the following conditions and requirements are met:

i. the judgment does not resolve matters under the exclusive jurisdiction of Peruvian Courts (and the matters contemplated in respect of this offering memorandum or the Notes are not matters under the exclusive jurisdiction of Peruvian Courts);

ii. such court had jurisdiction under its own private international conflicts of law rules and under general principles of international procedural jurisdiction;

iii. we received service of process in accordance with the laws of the place where the proceeding took place, were granted a reasonable opportunity to appear before such foreign court and were guaranteed due process rights;

iv. the judgment has the status of res judicata as defined in the jurisdiction of the court rendering such judgment;

v. no pending litigation in Peru between the same parties for the same dispute was initiated before the commencement of the proceeding that concluded with the foreign judgment;

vi. the judgment is not incompatible with another judgment that fulfills the requirements of recognition and enforceability established by Peruvian law, unless such foreign judgment was rendered first;

vii. it is not proven that such foreign court denies enforcement of Peruvian judgments or engages in a review of the merits thereof;

viii. such judgment has been (a) duly apostilled by the competent authority of the jurisdiction of the issuing court, in case of jurisdictions that are party to The Hague Apostille Convention, or (b) certified by Peruvian consular authorities, in case of jurisdictions that are not party to The Hague Apostille Convention, and is accompanied by a certified and officially translated copy of such judgment into Spanish; and

ix. the applicable court taxes or fees have been paid.

We have no reason to believe that any of our obligations under the Notes Guarantees would be contrary to Peruvian public policy (*orden público*), good morals and international treaties binding upon Peru or generally accepted principles of international law.

The United States does not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters with Peru. Therefore, unless the above-mentioned requirements are satisfied, a final judgment for payment of money rendered by a federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, may not be enforceable, either in whole or in part, in Peru. However, if the party in whose favor such unenforced final judgment was rendered brings a new suit in a competent court in Peru, such party may submit to the Peruvian court the final judgment rendered in the United States. Under such circumstances, a judgment by a federal or state court of the United States against our company may be regarded by a Peruvian court only as evidence of the outcome of the dispute to which such judgment relates, and a Peruvian court may choose to rehear the dispute. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Peru. In the past, Peruvian Courts have enforced judgments rendered in the United States based on legal principles of reciprocity and comity, and subject to the abovementioned requirements.

Annex A: Appraisals of BK Associates, Inc.

BK Associates, Inc.

VALUATION OF LATAM'S CARGO BUSINESS

As of December 31, 2023 Client: LATAM Airlines Group S.A.

Report Date: February 6, 2024

7315 Wisconsin Ave, Ste 500W Bethesda, MD 20814

Table of Contents

I. VALUATION SUMMARY

BK Associates, Inc. ("BK") has been engaged by LATAM Airlines Group S.A. ("Client", "LATAM") to prepare an appraisal of LATAM's cargo business ("Subject Asset"). In rendering these value opinions, BK relied, in part, upon information supplied by LATAM Airlines.

PURPOSE OF THE VALUATION ENGAGEMENT

The main purpose of this appraisal is to value collateral in order to comply with financing covenants. This report was prepared solely for the purposes described herein and, accordingly, should not be used for any other purpose. In addition, this report should not be distributed to any party other than client, client's counsel and auditors, client's Senior Secured Notes Trustee and Collateral Trustee, client's Term Loan B Administrative Agent and Collateral Trustee and client's RCF Administrative Agent and Collateral Trustee without the express knowledge and written consent of the Client or BK.

RELEVANT DATES

BK was engaged to value the Subject Asset as of the Valuation Date, December 31, 2023. In this valuation, BK considered only circumstances that existed as of and events that occurred up to the Valuation Date. However, events occurring after the Valuation Date but before the date of this report (i.e., subsequent events) were taken into account to the extent that they were indicative of conditions that were known or knowable as of the Valuation Date.

STANDARD & PREMISE OF VALUE

Standard of value deals with the type of value while, premise deals with the conditions surrounding the values. The relevant standard of value is owner's value. Owner's value deals with the value of the asset to the current owner, given the owner's current use of the asset. [1]

The valuation premise may be either in-use or liquidation. The determining factor being the highest and best use as considered from a market participant's perspective. The values issued in this report are based on a continued in-use, as part of a going concern valuation premise, which assumes that the cargo business will continue to be operated by LATAM.

CONCLUSIONS

Based upon our knowledge of cargo, our knowledge of the capabilities and uses to which they have been put in various parts of the world, our knowledge of cargo operations, and our knowledge of cargo in general, it is our opinion that the value of LATAM's cargo business is in the range between $1,888,000,000 USD and $2,576,500,000 USD at a range

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[1] International Valuation Standards 2011

of discount rates between 11.7% and 13.7%. However, BK believes that $2,193,500,000 USD at a discount rate of 12.7% is the most appropriate value of LATAM's cargo business.

II. DEFINITIONS

Available Ton-Kilometers (ATK)
Tons of capacity available multiplied by kilometers flown. ATKs are a measure of an airline's cargo capacity.

Cargo Yield
Cargo revenue divided by RTKs. [2]

Cost per Available Ton-Kilometers (CATK)
Total operating expenses divided by ATKs. CATK is a measure of unit cost. [3]

Freight/Cargo Ton-Kilometers (FTK/CTK)
Tons of cargo carried multiplied by kilometers flown.

Intangible Asset
An intangible asset is a non-monetary asset that manifests itself by its economic properties. It does not have physical substance but grants rights and economic benefits to its owner. [4]

Load Factor
RTKs divided by ATKs. Load factor is a measure of how an airline utilizes its capacity. [5]

Owner's Value
The value of an asset to the owner or a prospective owner for individual investment or operational objectives. Also referred to as "investment value".

Revenue per Available Ton-Kilometers
Total Operating Revenue divided by ATKs. [6]

Revenue Ton-Kilometers (RTK)
Revenue load in tonnes multiplied by the distance flown in kilometers.

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[2] http://web.mit.edu/airlinedata/www/Res_Glossary.html
[3] http://web.mit.edu/airlinedata/www/Res_Glossary.html
[4] https://www.ivsc.org/files/file/view/id/647
[5] http://web.mit.edu/airlinedata/www/Res_Glossary.html
[6] http://web.mit.edu/airlinedata/www/Res_Glossary.html

III. SUBJECT COMPANY & CARGO OVERVIEW

COMPANY BACKGROUND

LATAM Airlines Group is the largest airline in Latin America. It is headquartered in Santiago, Chile with subsidiaries in Brazil, Colombia, Ecuador, Paraguay and Peru. It is the largest airline in South America, providing passenger transport services to more than 140 destinations in 25 countries, as of December 2023. LATAM was formed in 2012 with the merger of TAM Linhas Aereas and LAN Airlines. The carrier operates a point-to-point network across their bases in Santiago (SCL), Lima (LIM), Sao Paulo (GRU), and Bogota (BOG).

In September of 2019, Delta Air Lines announced a plan to buy 20% of LATAM for $1.9 billion USD. As part of the agreement, Delta paid for LATAM's exit fee from Oneworld, an airline alliance, in addition to the $1.9 billion USD. The acquisition was completed on January 1, 2020, and LATAM announced they would be leaving Oneworld effective May 1, 2020.

The COVID-19 pandemic greatly impacted LATAM Airlines' operations. In May 2020, LATAM filed for Chapter 11 bankruptcy in the United States. On November 3, 2022, the carrier announced its successful financial restructuring with a stronger financial position and a modernized fleet. [7] By November 2023, LATAM was back in the lead for US-Brazil traffic for the first time since the COVID-19 pandemic.[8] In December 2023, LATAM predicted record earnings of $2.6-2.9 billion for 2024 amid higher passenger traffic and a reduction in its debt after coming out of bankruptcy in 2022.[9]

LATAM's cargo operations offer transportation of perishable commodities such as seeds, salmon, and flowers, as well as other commodities including technology, mining equipment, hazardous materials, and auto parts. The carrier offers three transportation options: Standard, Express, and Flex, with 9 care options included throughout. LATAM is the largest cargo carrier in South America, as the carrier was one of the first to combine freighter with belly space on passenger aircraft. LATAM's cargo business subsidiaries include LAN Cargo, Linea Aerea Carguera de Colombia (LANCO) and ABSA Aerolinhas Brasileiras.

[7] https://finance.yahoo.com/news/latam-group-completes-restructuring-emerges-220900447.html
[8] https://finance.yahoo.com/news/latam-airlines-retakes-lead-us-155613797.html
[9] https://finance.yahoo.com/news/latam-airlines-expects-record-earnings-225802750.html

FLEET OVERVIEW

Aircraft Type	Count
A319-100	40
A320-200	135
A320-Neo	20
A321-200	49
A321-Neo	1
B767-300ER	13
B767-300F	18
B777-300ER	10
B787-8	10
B767-9	25
Total	321

Source: LATAM's 2023 Q3 Financial Statement Results

The above table shows LATAM Group's current fleet as of September 30, 2023. LATAM operates a diverse mainline fleet which is split between Airbus narrowbody and Boeing widebody aircraft. All passenger aircraft bellies are available for cargo.

LATAM'S CARGO MARKET ANALYSIS

[redacted]

Looking at LATAM's cargo operations for 2023, they are [redacted] airline with the split of [redacted]

[redacted]

Source: OAG, 2023

Given the overall basis and structure of the airline, it makes sense that the largest intra-South American markets for LATAM [redacted]

[redacted]

Source: OAG, 2023

The graph above shows LATAM's international cargo capacity. The majority of LATAM's international cargo capacity i [redacted]

IV. ECONOMIC OUTLOOK

The performance and value of any asset is affected to varying degrees by conditions in the global economy. Some of the key influences include gross domestic product, fuel price, and the lending environment. This section of the report will analyze what the current outlook is for each.

GROSS DOMESTIC PRODUCT (GDP) [10]


GDP & Traffic Growth
140
120
100
80
60
40
20
0
-20
-40
-60
-80
-100
-120
-140
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-100%
-110%
-120%
2005
2006
2007
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2022
2023E
2024F
World Airline Profit ($ Bils)
RPK % Growth
GDP Growth %

Source: IATA.org

Aviation is a highly cyclical industry, marked with high highs and low lows. Historically, GDP and traffic have been good indicators of the health of the industry, as they are highly correlated. Economic prosperity leads to an increase in disposable income and subsequently an increase in demand for air travel, and an increase in demand for goods.

The aviation industry, along with the global economy at large, were severely impacted by the COVID-19 pandemic. As a result of travel restrictions and broader economic downturns, both traffic and GDP sharply dropped. However, access to the COVID-19 vaccine brought down caseloads and brightened economic prospects for advanced economies. According to the IMF's World Economic Outlook released in October 2023, global growth is forecast to slow from 3.5% in 2022 to 3% in 2023 and 2.9% in 2024. Amid stronger than expected US growth and weaker than expected Eurozone growth, advanced economies are forecast to grow 1.5% in 2023 and 1.4% in 2024, down from 2.6% in 2022. Meanwhile, developing economies are forecast to grow 4.0% in 2024, down from 4.1% in 2022.

[10]https://www.imf.org/en/Publications/WEO/Issues/2023/10/10/world-economic-outlook-october-2023

According to IATA, as the US dollar continues to appreciate, it adds costs for air cargo on top of high inflation and jet fuel prices. According to IATA, as of October 2023, global demand increased by 3.8% cargo tonne-kilometers (CTKs), compared to October 2022.

FUEL ENVIRONMENT [11] [12] [13] [14] [15] [16] [17]


Fuel
140
120
100
80
60
40
20
0
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
May-11
Nov-11
May-12
Nov-12
May-13
Nov-13
May-14
Nov-14
May-15
Nov-15
May-16
Nov-16
May-17
Nov-17
May-18
Nov-18
May-19
Nov-19
May-20
Nov-20
May-21
Nov-21
May-22
Nov-22
May-23
Nov-23
Brent Crude ($ USD)
Jet Fuel A ($ USD)

Source: Indexmundi.com

The chart above shows the volatility in the fuel market over the last decade in U.S. Dollars. Brent crude has a strong correlation with Jet Fuel A prices. After a period of high prices, crude oil began to decline in the fall of 2014. Prices remained low through early 2016 and then steadily rose, reaching a four-year high in October 2018. Following a sharp price drop in November 2018, crude oil prices remained relatively stable through January 2020, averaging around $63 per barrel. As a result of the COVID-19 pandemic, along with the price war between Russia and Saudi Arabia, both Brent Crude and Jet Fuel A saw severe drops in price in early 2020. Crude and Fuel hit the lowest points in April 2020, and both have begun recovery. From April 2020 to November 2023, Jet Fuel A had a compound monthly growth rate (CMGR) of 3.46% and Brent Crude had a CMGR of 2.93%. As of January 19, 2024, jet fuel A was trading at $2.55 USD per gallon.[18].

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[11] https://www.ft.com/content/bc938195-82d3-43eb-b031-740028451382

[12] https://www.bloomberg.com/news/articles/2020-04-01/saudi-arabia-resists-trump-s-attempt-to-broker-an-oil-war-truce

[13] https://www.airlines.org/argus-us-jet-fuel-index/

[14] https://www.nbcnews.com/politics/politics-news/us-ban-russian-oil-imports-rcna19119

[15] https://apnews.com/article/gas-prices-record-high-russia-ukraine-ac7fcc350ad1f1c71db4185b99fef112

[16] https://economictimes.indiatimes.com/markets/commodities/news/crude-oil-price-falls-for-fifth-straight-day-amid-rising-us-stockpile/articleshow/81561171.cms

[17] https://www.eia.gov/outlooks/steo/

[18] https://www.airlines.org/argus-us-jet-fuel-index/

According to the Department of Energy's short-term outlook, crude oil prices in 2023 have lowered as compared to 2022. For the year of 2023, prices were averaging $82 per barrel, a decrease of 18% from 2022. By December 2023, prices were averaging $78 per barrel. Despite supply cuts from Russia and Saudi Arabia, global cost of living increases, and other factors, the Department of Energy expects oil prices to increase back to an average of $82 per barrel for 2024 before falling to $79 per barrel in 2025.

Historically, jet fuel and airline profitability have had an inverse relationship. Higher fuel means higher fares, worse profitability and in turn, lower demand.

LENDING LANDSCAPE [19] [20] [21] [22] [23] [24] [25]

The lending environment is also a material consideration when evaluating the current market. The last 10 years have been marked with historically low interest rates. However, while indicators of economic activity and employment have continued to strengthen, inflation remains elevated. This reflects pandemic-related supply and demand imbalances, higher energy prices, and broader price pressures.

In March of 2022, the Federal Reserve raised interest rates for the first time since 2018. On June 1, 2022, the Fed began reducing its holdings of Treasury securities and agency mortgage-backed securities. On December 13, 2023, the Committee announced its plan to continue to reduce its holding of Treasury securities, as described in their June 2023 plans. For Treasury securities, a monthly cap of $60 billion per month has been set. The decline under this cap will include Treasury coupon securities and Treasury bills. For agency mortgage-backed securities, the cap is $35 billion per month. In doing this, they hoped to support the flow of credit to households and businesses.

Over the past year, rates have risen but have begun to slow. On December 13, 2023, the Federal Reserve's policy-making arm, the Federal Open Market Committee (FOMC), kept the federal funds rate to a range of 5.25% to 5.50%. The Fed has further indicated that they will continue to monitor the new implications, but has indicated they may have paused raising interest rates for now.

The Fed has signaled its continuous pursuit of maximum employment and inflation at 2% over the longer run, and it is achievable with appropriate and firm monetary policies. On December 13, 2023, the median FOMC inflation projection for year-end 2023 decreased from 3.3% to 2.8%. Additionally, the FOMC projected the median Core PCE inflation to be 3.2% in 2023, 2.4% in 2024, and 2.2% in 2025.

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[19] https://www.federalreserve.gov/newsevents/speech/powell20220321a.htm
[20] https://www.federalreserve.gov/newsevents/pressreleases/monetary20220504a.htm
[21] https://www.federalreserve.gov/newsevents/pressreleases/monetary20220504b.htm
[22] https://www.wsj.com/articles/fed-raises-interest-rates-for-first-time-since-2018-11647453603?mod=trending_now_news_5
[23] https://www.federalreserve.gov/monetarypolicy/files/20230616_mprfullreport.pdf
[24] https://www.federalreserve.gov/newsevents/pressreleases/monetary20231213a.htm
[25] https://www.federalreserve.gov/monetarypolicy/files/fomcprojtabl20231213.pdf

Goldman Sachs announced in November 2023 that they predict a U.S. recession in the next 12 months is less likely, at a 15% chance. Their prediction has remained the same from September and is lower compared to their 20%, 25% and 35% chance predictions from July, June and March, respectively. [26] [27] [28]

As of the valuation date, interest rates remain high, but are expected to come down in 2024.

OTHER RELEVANT CONSIDERATIONS [29] [30] [31] [32] [33]

Global events and the regulatory response can have a severe impact to the aviation ecosystem. The global economic shock resulting from the COVID-19 pandemic dramatically impacted the aviation industry. Airlines around the world saw financial positions deteriorate as passenger revenues for the industry fell more than 68% during 2020, while net losses exceeded $137 billion. As airlines faced substantial levels of cash burn, many carriers were forced to cease operations or declare bankruptcy. Carriers that survived generally did so through some combination of debt, emergency cost reductions, and governmental support. As of October 2023, global RPKs increased by 31.2% year-over-year and has recovered to 98.2% of October 2019 levels. Domestic traffic continues to be the leading driver for recent recovery, as domestic RPKs in October 2023 were 4.8% above October 2019 levels. International traffic in October 2023 reached an impressive 94.4% of October 2019 levels. International passenger load factor reached 83.1%, a 1.2% increase compared to international traffic in October 2022. In 2023, airlines are estimated to reach a global $23.3 billion net profit and forecasted to reach $25.7 billion in 2024. A drastic improvement and stronger signs of recovery from the pandemic. While there are some new variants and subvariants around the world, as of the valuation date, COVID-19 has proven to become less of a concern. [34] [35] [36]

On February 24, 2022, Russia began its attacks on Ukraine after several months of conflict over Ukraine's NATO membership. The invasion began in the eastern Ukrainian territory of Donbas. Soon after, Russia began firing missiles at several cities including the capital,

---

[26] https://www.goldmansachs.com/intelligence/pages/the-probability-of-us-recession-in-the-next-year-has-fallen-to-20-percent.html

[27] https://www.goldmansachs.com/intelligence/pages/why-a-us-recession-has-become-less-likely.html

[28] https://www.goldmansachs.com/intelligence/pages/the-us-economy-is-on-its-final-descent-to-a-soft-landing.html#:~:text=US%20GDP%20is%20projected%20to,over%20the%20next%2012%20months.

[29] https://www.cnn.com/2022/02/24/europe/ukraine-russia-attack-timeline-intl/index.html

[30] https://www.cnn.com/travel/article/ukraine-conflict-eastern-europe-travel/index.html#:~:text=%28CNN%29%20%E2%80%94%20Russia%27s%20invasion%20of%20Ukraine%20has%20spurred,airspace%20closures%20from%20member%20countries%20over%20the%20weekend.

[31] https://www.cnn.com/travel/article/russia-ukraine-hurt-travel-recovery-cmd/index.html

[32] https://centreforaviation.com/analysis/reports/ukraine-invasion-foreign-aircraft-lessors-to-russias-airlines-confront-sanctions-dilemma-599884

[33] https://mitsloan.mit.edu/ideas-made-to-matter/ripple-effects-russia-ukraine-war-test-global-economies

[34] https://www.iata.org/en/iata-repository/publications/economic-reports/industry-statistics-fact-sheet-december-2023/

[35] https://www.kayak.com/travel-restrictions?

[36] https://www.iata.org/en/pressroom/2023-releases/2023-12-05-02/

Kyiv, causing dozens of deaths. Western allies, including, European nations and the United States, quickly imposed economic sanctions and travel bans on Russia. As of March 2022, the European Union and member countries, as well as the United States, Switzerland and Canada, closed their airspace to Russia. In response, Russia closed its airspace to the carriers in 36 countries. The United States' Federal Aviation Administration (FAA) warned pilots to avoid Ukraine, Belarus and western Russia. Similarly, Europe's Aviation Safety Agency (EASA) declared 200 nautical miles of the Ukrainian border to be of high risk to civilian aircraft.

Neighboring countries, including Poland, Slovakia, Hungary, Romania, and Moldova have also been deemed as risky fly zones. Many flights will be rerouted to avoid flying over restricted areas near Russia and the Ukraine, thus causing overall longer flight times. Additionally, travelers' fear of being in proximity to the conflict areas is likely to affect travel demand to Ukraine's neighboring countries. According to IATA, the impact of the Russian-Ukraine conflict will mostly impact air travel to Russia, Ukraine and other countries, such as Belarus, however, it is unlikely to severely impact other areas in the long term, as the market is resilient to shocks.

Furthermore, many airlines suspended its codeshare agreement with Russian airline, Aeroflot. Similarly, leading Global Distribution Systems (GDS) companies, including Sabre, Amadeus and Travelport, are suspending Aeroflot from their systems.

According to experts at a virtual symposium hosted by the Massachusetts Institute of Technology Center for Transportation and Logistics, the Russia-Ukraine war is having a big impact on the global supply chain. Effects of the Russia-Ukraine war include impeding the flow of goods, fueling extreme cost increases and product shortages, and creating catastrophic food shortages around the world.

In addition to the conflict between Ukraine and Russia, on October 7, 2023, Hamas-led Palestinian militant groups launched a surprise attack on southern Israel from the Gaza Strip. Fighting in the Middle East is likely to place upward pressure on fuel prices and potentially threaten existing supply chain networks. The added risk of supply chain disruptions and potential supply-side restrictions to fuel production and deliveries pose a threat to existing economic conditions. In addition, many airlines have cancelled flights to Israel. There have been increased attacks on shipments in and around the Red Sea, and greater civil unrest and protests across the globe. BK continues to monitor ongoing and emerging conflicts in the Middle East and beyond in order to assess potential risks to the subject asset and aviation industry more broadly.

REGIONAL BACKGROUND – SOUTH AMERICA

LATAM is primarily based in Brazil and Chile, however, it primarily operates within Latin America and to and from the United States and Europe. As such, it is important to look at the regional risk associated with all the South American countries where LATAM operates. These countries are Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Paraguay, Peru and Uruguay. South America has a total land area of about 6,878,000 square miles,

covering roughly one-eighth of land surface on Earth, making it the fourth largest continent. [37] Brazil is the most populated country with roughly 214.3 million people. This is followed by Colombia and Argentina with 51.5 million and 45.8 million people, respectively. [38]



CARIBBEAN SEA
VENEZUELA
COLOMBIA
GUYANA
SURINAME
ATLANTIC OCEAN
ECUADOR
SOUTH AMERICA
PERU
Lima
BRAZIL
BOLIVIA
PACIFIC OCEAN
PARAGUAY
URUGUAY
CHILE
ARGENTINA
ATLANTIC OCEAN

SOUTH AMERICAN ECONOMY

Above we analyzed the global economy. This section will focus on the regional economy to evaluate the Subject Asset. As one source for current conditions in the South American economy, we referred to Focus Economics' December 2023 reports, [39] excerpts of which are below:

> *"In 2024, Latin America's economic expansion will remain well below the global average on persistent political and policy uncertainty and a general lack of economic competitiveness versus other emerging markets. However, nearshoring-related investment and reductions in interest rates and inflation will provide support. The impact of El Niño is a risk in both directions.*

[37] https://www.britannica.com/place/South-America
[38] https://www.worldometers.info/world-population/population-by-country/
[39] https://www.focus-economics.com/regions/latin-america

Regional inflation rose to 18.0% in October from 17.9% in September. This was due to higher price pressures in Argentina, as other key economies saw lower inflation. Regional inflation should accelerate in 2024 from 2023. However, this is mainly due to runaway inflation in Argentina, as most countries should see lower inflation next year on average compared to 2023. ."

As of the valuation, IMF forecasts the following real GDP growth rates in the largest five South American economies:

Country	2024	2025	2026	2027	2028
Argentina	2.8%	3.3%	3.0%	2.8%	2.5%
Brazil	1.5%	1.9%	1.9%	2.0%	2.0%
Chile	1.6%	2.3%	2.4%	2.4%	2.4%
Colombia	2.0%	2.9%	3.3%	3.3%	3.3%
Peru	2.7%	3.1%	3.0%	3.0%	3.0%

Much like the global economy at large, the South American economies face risk as the world continues to grapple with high inflation levels and impeding recession.

<u>DEMAND FOR AIR TRANSPORT</u>

Brazil is the largest economy in South America, followed by Argentina, Colombia, Chile, and Peru. These five together hold 91% share of the South American economy. The below chart includes these five countries, along with Bolivia, Ecuador, Paraguay and Uruguay.


Air Transport in South America
Millions
225
200
175
150
125
100
75
50
25
0
9
8
7
6
5
4
3
2
1
0
Millions
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Air transport, passengers carried
Air transport, freight (thousands ton-km)
Air transport, registered carrier departures worldwide

Source: worldbank.org [40] [41]

[40] Uruguay data is unavailable for all air transport, years 2010 – 2020

[41] Paraguay data is unavailable for freight transported, years 2000 – 2013

As discussed earlier, GDP and air transport are positively correlated. So, as GDP increases, so does demand for air transport. According to World Bank data, between 2000 and 2019, passengers carried, freight transported and registered departures all had a positive CAGR with 6.8%, 1.1% and 2.1%, respectively. From 2019 to 2020, due to COVID-19, passengers carried decreased by 62.2%, and freight transported decreased by 12.5%; however, in 2021 passengers carried rebounded by 52.0% and freight transported increased by 4.2%. The overall CAGR from 2000 through 2021 remains a positive 3.4% for air passengers and 0.6% for freight transported while registered departures has a negative CAGR of 0.4%.

TRADE PARTNERS [42]

In 2022, South America traded approximately $626.8 billion USD worth of products globally. During this time, Brazil approximately traded $92 billion USD, making it the largest trader in South America. Chile, Argentina and Peru follow in total trading with $34.9 billion USD, $17 billion USD, and $22.6 billion USD, respectively. Brazil's largest exports are soya beans, petroleum oils, and iron ores. Chile's largest exports are copper ores, refined copper, and carbonates. Argentina does not export ore, whereas they export more agricultural goods, animal and food products. Peru's main exports are petroleum oil and motor vehicles. For imports, the majority of South America imports parts for large machinery and motor vehicles.

In 2022, China was South America's biggest trading partner, followed by the US. Together they account for roughly one third of all South America's trade. Other top traders with South America are Japan and India. Regarding imports, Germany is also a key player, whereas the Netherlands is a key player in exports with South America.

CURRENCY – SOUTH AMERICAN CURRENCIES

There are many different currencies in use in South America. The table below shows the exchange rate of the seven largest economies in South America relative to one U.S. Dollar. All South American currencies surveyed depreciated relative to the U.S. Dollar over the past 5 years, though Bolivia's exchange rate has remained mostly stable over the period reviewed. Argentina's currency has depreciated the most at 2,785.53% due to currency devaluation policies implemented by the new Milei Administration.[43] Currency translation is a risk for the Subject Asset.

---

[42] trendeconomy.com

[43] https://www.reuters.com/markets/markets-greet-argentinas-tough-pill-fix-economy-with-cautious-optimism-2023-12-13/

	2018	2019	2020	2021	2022	2023	Value Loss
Argentina	28.1	48.2	70.6	95.1	130.7	810.8	-2,785.5%
Bolivia	6.9	6.9	6.9	6.9	6.9	6.9	-0.2%
Brazil	3.7	4.0	5.2	5.4	5.2	4.9	-32.9%
Chile	642.2	703.7	792.1	760.4	874.5	881.3	-37.2%
Columbia	2,957.4	3,280.7	3,691.3	3,744.3	4,257.7	3,887.6	-31.5%
Paraguay	5,733.7	6,236.4	6,768.1	6,777.8	6,980.5	7,298.7	-27.3%
Peru	3.3	3.3	3.5	3.9	3.8	3.7	-12.5%

Source: exchangerates.org.uk, worldbank.org as of December 31, 2023

POLITICAL ENVIRONMENT [44] [45] [46] [47] [48] [49]

Since most of LATAM's operations are based in Brazil and Chile, their country risks play a material role in health of the carrier and the South American economy as a whole.

Brazil has had a history of divided political parties and political imbalance across multiple active parties. In more recent years, Brazil has faced a number of unfavorable political factors including economic instability, corruption and polarization. Particularly in late 2022, political unrest reached a peak after President Luiz Inacio Lula Da Silva's victory over former President Jair Bolsonaro in the October elections. Lula's focus on higher spending, fewer privatization and more state-led developments caused an uproar among Bolsonaro's followers.

On January 8th, 2023, protests broke out as thousands of Bolsonaro supports entered the Supreme Court, the presidential palace and vandalized Congress. Such an event triggered a crisis between the government and military forces and heightened political tension. One year on, as of January 2024, Lula remains in power, and Brazil's economy grew faster than expected in 2023, at 3%. Inflation is also relatively under control at 4.7%, down from the double digits seen in previous years. Unemployment is also down slightly to 7.5%. While Brazil still has concerning levels of inflation and unemployment, it appears to have stabilized somewhat over the past year. The region, however, is still prone to instability due to its history and high degree of political polarization.

Similarly, Chile has seen an increase in political risk in recent years. In 2019, widespread social protests erupted in Chile over issues such as income inequality, high cost of living and lack of access of healthcare and education. Additionally, the country's economy has been hit hard by the COVID-19 pandemic and the collapse of the global demand for copper, Chile's leading export. Furthermore, inflationary pressures and high oil prices in 2022 further exacerbated economic conditions. Economic growth continued to slow in 2023 due

[44] https://www.cnn.com/2023/01/09/americas/brazil-congress-attack-explained-intl/index.html
[45] https://www.bloomberg.com/news/articles/2023-01-26/brazil-s-defense-chief-seeks-justice-pacification-after-riots?leadSource=uverify%20wall
[46] https://www.oecd.org/economy/chile-economic-snapshot/
[47] https://www.wsj.com/articles/turmoil-and-protests-shake-latin-america-as-region-sours-on-democracy-11673886497?mod=Searchresults_pos2&page=1
[48] https://apnews.com/article/lula-brazil-first-year-economy-divide-b37b69b2ff2a478657e1cf5fb104b3f1
[49] https://www.worldbank.org/en/country/chile/overview

to the effects of massive 2021 spending, driving fiscal and monetary contraction in 2022 and 2023. In December 2023, the Chilean plebiscite rejected a reformed constitution authored by conservatives.

Latin America as a whole has seen political and economic instability in recent years. On a positive note, Chile and Brazil saw stable government leaders throughout 2023. While Chile's economy is projected to continue to contract, Brazil's has seen stronger than expected economic growth.

V. CARGO MARKET ANALYSIS

CARGO MARKET OVERVIEW

The International Air Transport Association (IATA) released data on January 9, 2024 indicating that demand for global air cargo was up 8.3% in November 2023 relative to the same month last year, representing the strongest year-on-year growth in approximately two years and marking a fourth consecutive month of strengthened demand.[50]

In November 2023, capacity witnessed a 13.7% year-on-year increase, primarily driven by the addition of belly freight capacity as international passenger markets continued their recovery from the pandemic. Asia-Pacific airlines experienced the greatest advantage, with their available capacity surging by 29.6% compared to November 2022. Additionally, the region's volumes saw a substantial increase of 13.8% compared to the previous year, surpassing October 2023's growth rate of 7.6%.

While North American carriers secured the second position globally with a 28.1% share, trailing behind the Asia Pacific's 32.4%, they encountered the slowest demand growth in November, witnessing a mere 1.8% year-on-year rise in cargo volumes. In contrast, Middle Eastern carriers demonstrated the most robust performance during the same period, experiencing a noteworthy 13.5% year-on-year surge in volumes, coupled with a capacity increase of 15.4%. For the Latin American region, CTKs increased 4.2% from November 2022 to November 2023 while ACTKs increased 7.7% over the same time period.



Air Cargo Distribution by Region
2.7%
2.0%
13.0%
32.4%
21.8%
28.1%
Asia Pacific
North America
Europe
Middle East
Latin America
Africa

Source: IATA.org, Data as of November 2023

Rising air cargo yields continued their significant upward trend (up 8.9% since last October) with the primary driver being robust e-commerce deliveries from China to western markets. "It is shaping up to be an encouraging year-end for air cargo despite the significant economic concerns that were present throughout 2023 and continue on the horizon," concluded Willie Walsh, IATA's director general. The relevant economic markers are also positive with 3.5% growth in global trade projected for 2024. Broadly,

[50] https://www.aviationnews-online.com/cargo/air-cargo-demand-up-8-3-in-november-2023/

belly capacity has recovered and will carry the majority of air cargo. Dedicated freighters will maintain their usual share of the market.

Other beneficial factors include the continued growth of e-commerce, the reduction in delivery times, and the strong performance of high-value specialized products, such as pharmaceuticals, which seem resilient to the industry's usual volatility. Possible downsides include China's supply chain, persistently high interest rates, currency fluctuations, ongoing global conflicts that threaten trade routes, oil prices, and other inflationary pressures.

The graph below illustrates the Freight Tonne Kilometers' year-on-year change from 2013 to November 2023. Between 2013 and 2018, FTKs were relatively stable. In 2019, FTKs began to decline due to weak growth in global trade and a slowdown in GDP for manufacturing countries that lead to declining exports. The COVID-19 pandemic heavily impacted the air cargo market in 2020, with FTKs declining in Latin America and Europe by 21% and 16%, respectively, while increasing by 1% in North America. 2021 showed large improvements in the air cargo market with FTKs increasing across all regions. That said, metrics declined in 2022 with decreases of 17.4% in Europe and 8.5% in North America, while Latin American FTKs remained unchanged from the previous year. In 2023, FTKs picked up significantly with an increase in all regions, including increases of 6.7% in Europe, 1.8% in North America and 4.2% in Latin America.


Freight Tonne Kilometers % Change Year-on-Year
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Nov 2023
World
Latin America
Africa
Asia Pacific
Europe
Middle East
North America

Source: IATA.org, Data as of November 2023

While global cargo market trends have been positive over the past year, overall demand and capacity figures remain at-or-below 2019 levels. The following chart compares the cargo market's current capacity (ACTKs) relative to 2019 levels.


Global Cargo Capacity (ACTKs)
Millions
55,000
50,000
45,000
40,000
35,000
30,000
January
February
March
April
May
June
July
August
September
October
November
December
2019
2022-2023

Source: IATA.org, Data as of November 2023

Global cargo capacity from December 2022 through November 2023 generally tracked 2019 levels. In both the 2019 and current 12-month datasets, ACTKs declined from January to February by 12% and 4%, respectively, before rebounding in March by 20% and 17%, respectively. ACTKs for both years generally increased between April and August, and then contracted by 4% and 3% in September in 2019 and 2023, respectively. Global cargo capacity fluctuated narrowly month-to-month for October and November for both years; however, in December 2019 ACTKs increased 4% while current December data (2022) decreased 8%. This divergence in December may be attributed in part to the fact that the most recent December data is from 2022 and compares ACTK levels relative to November 2023, 11 months later. Global cargo capacity stood at 47.9 billion as of November 2023, the most recent data available, and is 3.7% higher than November 2019's global ACTKs of 46.2 billion. Cargo capacity for Latin America increased 7.7% year-over-year as of November 2023, coming behind Asia Pacific, Middle East, and Africa YoY increases of 29.6%, 15.4%, and 14.0%, respectively. Latin America's ACTK growth outpaced Europe's increase of 6.5% and North America's increase of 4.0%.

The following chart compares the cargo market's current demand (CTKs) relative to 2019 levels.


Global Cargo CTKs
Millions
24,000
22,000
20,000
18,000
16,000
January
February
March
April
May
June
July
August
September
October
November
December
2019
2022-2023

Source: IATA.org, Data as of November 2023

Similar to trends noted in global cargo capacity, global cargo demand, measured in CTKs, generally followed similar month-to-month trends in 2019 and 2022-2023. Demand fell from January to February by 14% and 1%, respectively, and subsequently rebounded by 29% and 16%, respectively, in March. In both April 2019 and April 2023, demand fell by 9% and 6%, respectively. Demand figures differ notably for the month of June, in which CTKs fell by 3% in 2019 but grew by 2% in 2023. before generally stabilizing from May to August, though 2023 demand figures notably differed from 2019 figures in June where demand fell by 3% in 2019 but increased 2% in 2023. Demand growth slowed or declined for both datasets for July, August, and September, before rising by 6% in 2019 and by 5% in 2023 for the month of October. Demand continued to rise for November in which CTKs increased by 2% for 2019 and 2023, and then demand in both years dropped by 9% and 8%, respectively, in December. As stated in our cargo capacity overview from the previous chart, the current December demand statistics are from 2022 and may not accurately reflect month-to-month trends. Total global demand is 22.4 billion as of November 2023 and remains 2.2% below November 2019 levels. Cargo demand for Latin America increased 4.2% year-over-year as of November 2023, coming behind Asia Pacific, Middle East, and Europe YoY increases of 13.8%, 13.5%, and 6.7%, respectively. Latin America's CTK growth outpaced Africa's increase of 3.9% and North America's increase of 1.8%.

Current global cargo demand and capacity is beginning to approximate 2019 levels. While the global cargo market has generally recovered from the impacts of the COVID-19 pandemic, total demand remains 2.2% below 2019 levels, and continued growth is not a given as significant headwinds exist. Elevated interest rates, the threat of persistent inflation, as a result of global conflicts and supply bottlenecks, and higher operating costs all pose potential downside risks to the cargo market.

ONGOING DEVELOPMENTS

Airfreight demand is rising as a result of the Red Sea conflict impact on Suez Canal shipping, which started in October 2023 and is now ongoing according to Bolloré Logistics. Last month saw shipping companies reroute vessels away from the Suez Canal in Egypt following attacks by Houthi Militia on container ships in the Red Sea, off the Yemen coast.[51]

Many shipping companies rerouted vessels via the Cape of Good Hope in southern Africa or temporarily ceased shipping operations via the Suez Canal altogether. This pushed up the prices and transit times for sea shipments and resulted in concerns about supply chain delays and congestion. Meanwhile, the conflict created an opportunity for increased air cargo charter business as shippers and forwarders looked to secure alternative transport for at-risk shipments.

Global air freight rates are continuing to rise, according to the latest data from TAC Index. The overall Baltic Air Freight Index (BAI00), calculated by TAC, was up a further 4.6 percent in the week to December 11, reducing its year-on-year fall to 10% though some market sources now expect this strong peak season surge to begin tapering off as the year comes to a close.[52]

CARGO OUTLOOK FOR 2024

According to the IATA report, cargo revenues are expected to fall to $111 billion in 2024. Yields are expected to remain high by historical standards, despite falling in 2023 and 2024. Yield progression has been inconsistent in recent years (-8.2% in 2019, +54.7% in 2020, +25.9% in 2021, +7% in 2022, -32.2% in 2023). Cargo volumes are expected to reach 61 million tons in 2024. IATA's Head of Cargo, Brendan Sullivan, noted that "The air cargo industry is in a better place than it was in 2019. We had an exceptional period during the pandemic. We became financially stronger, more efficient with advances in digitalization, and were appreciated for the heroic efforts that we all made to keep cargo going during a very difficult crisis. Now, the challenges and opportunities that we face are familiar to us and we will work hard to make progress in every aspect."

According to Air France KLM Martinair Cargo's director of South America, Enrica Calonghi, additional cargo capacity is no longer needed, which has alleviated previous bottlenecks. Ms. Calonghi added that e-commerce has been a major driver of inbound traffic, especially in Brazil and Mexico. Looking forward, future growth operators in Latin America are paying attention to the nearshoring trends as North American companies seek to shift sourcing from China to areas closer to their market. Mexico has been the primary beneficiary from this trend so far, but firms have also expressed an interest in setting up production facilities in other Latin American countries. However, Andres Bianchi, chief executive of LATAM's Cargo operation, noted that any impact from "nearshoring" will

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[51] https://www.aircargonews.net/business/supply-chains/red-sea-conflict-sees-air-cargo-demand-rise/

[52] https://www.stattimes.com/air-cargo/air-freight-rates-continue-to-rally-tac-index-1350664

take at least until 2025 before materializing, but that it could ultimately, "… Change the export matrix from South America." [53]

According to Boeing's 2023 Commercial Market Outlook, the total number of freighters in Latin America is expected to increase 150% from a fleet of 130 aircraft as of 2022 to 195 aircraft by 2042. This is slightly below the worldwide projected increase of 165% over the same period. South Asia is forecast to have the largest expansion of their freighter fleet over the next 20 years with an increase of 600%, followed by China at 306%, Southeast Asia at 273%, Africa at 267%, and the Middle East at 240%.[54]

According to Airbus' Global Market Forecast for 2023-2042, the Central America-United States and South America-United States air cargo markets are forecast to grow 3.1% and 2.1% per year, respectively, from 2019 to 2042. Over the same time period, the Caribbean-United States air cargo market is forecast to grow 2.9% per year.[55] South America-Europe freight traffic is projected to increase at an annual rate of 1.7% from 2019-2042. Airbus provided forecasts tied to 2019 levels to provide a pre-pandemic baseline for their projections.

REGIONAL CARGO MARKET ANALYSIS


Domestic Market Share - ATKs
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
31.63%
17.94%
10.03%
9.20%
8.85%
LATAM Airlines Group
Deutsche Lufthansa AG
Estafeta Carga Aerea
Modern Transtport Aereo de Caarga SA
Cathay Pacific Airways

Source: OAG.com, 2023

LATAM holds the highest portion of intra-South American cargo capacity with 32% of the market share, as measured by 2023 ATKs. This is followed by Deutsche Lufthansa AG, Estafeta Carga Aerea, Modern Transport Aereo de Caarga SA, and Cathay Pacific Airways, holding 18%, 10%, 9%, and 9% of capacity, respectively.

[53] https://www.aircargonews.net/monthly-exclusive/latin-america-yields-under-pressure-as-capacity-outstrips-demand/

[54] https://www.boeing.com/commercial/market/commercial-market-outlook#interactive-forecast

[55] https://www.airbus.com/en/products-services/commercial-aircraft/market/global-market-forecast


International Market Share - ATKs
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.48%
10.72%
10.23%
9.72%
8.84%
7.45%
7.22%
Cathay Pacific Airways
Qatar Airways
Cargolux Airlines...
Emirates
Deutsche Lufthansa AG
Korean Air
LATAM

Source: OAG.com, 2023

LATAM is also among the top carriers for cargo capacity for international cargo to and from South American countries, at 7.22% of the market as measured by 2023 ATKs. This is preceded by Cathay Pacific Airways, Qatar Airways, Cargolux Airlines, Emirates, Deutsche Lufthansa AG, and Korean Air with 13.5%, 11%, 10%, 10%, 9%, and 7.5% of capacity, respectively.

VI. FINANCIAL ANALYSIS

Past results are not a guarantee of future performance. Analysis of historical financial information, however, is essential to the valuation process. The charts below illustrate trends in LATAM's cargo revenues and expenses.


Revenue (In USD)
Thousands
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
2015
2016
2017
2018
2019
2020
2021
2022
2023 thru Q3
Net Passenger Revenue
Net Cargo Revenue
Other Revenue

Source: LATAM Q3 2023 Financial Results

The chart above illustrates trends in LATAM's revenues. From 2015 to 2019, LATAM's revenues were relatively consistent, increasing annually by around 3%. However, as a result of the COVID-19 pandemic, revenues fell 58.44% from in 2020. This decrease was led by a decline in passenger revenues that fell 69.87%. Over the same time, cargo revenue increased by 13.67% and other revenue increased by 13.89%. Revenues slowly began to recover in 2021 with a 23.16% increase in passenger revenues and a 27.42% increase in cargo revenues, but in 2022 revenues increased significantly by 86.19% to $9.52 billion USD. The increase in 2022 is largely attributed to a recovery in passenger revenue, which grew by over 128% year-over-year. Cargo Revenue increased by 11.97% in 2022.

For the first nine months of 2023, total revenue was $8.54 billion USD, an increase of 26% over the same period in 2022. This increase is attributed solely to passenger revenue, which increased 37.8%. Over the same nine-month timeframe, cargo revenues and other revenues decreased by 19% and 10%, respectively. Based on provided data through the third quarter of 2023, passenger revenue and total operating revenues are likely to surpass 2022 levels by year-end, while cargo and other revenues are declining slightly.



Cargo Metrics
Thousands
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
80%
60%
40%
20%
0%
-20%
-40%
2015
2016
2017
2018
2019
2020
2021
2022
2023 thru Q3
ATKs
RTKs
Cargo load factor
Cargo yield growth

Source: LATAM Q3 2023 Financial Results

The chart above illustrates trends in LATAM's cargo statistics. Cargo load factors have remained relatively stable, though there was a noted uptick in 2020 followed by a gradual decline to near pre-pandemic averages by Q3 2023. Cargo yield growth generally increased from 2015 to 2018, dipped in 2019, and then surged in 2020 and 2021 at the onset of the COVID-19 pandemic. Since then, yield growth pulled back in 2022 and through the first three quarters of 2023. ATK and RTKs are nearing pre-pandemic levels, having grown by 30.7% and 16.4%, respectively, in 2022, and are up 16.2% and 3.8% through the first nine months of 2023 relative to the same timeframe in 2022. Both ATKs and RTKs are continuing to increase, though at a notably slower rate through the first three quarters of 2023.

The cargo market has experienced a slight slowdown over the past year, and this will likely impact LATAM's cargo operations. That said, LATAM operates in a unique market segment. BK believes that the growth of e-commerce in the cargo business industry, along with LATAM's particular freighter fleet, will help to sustain their cargo business operations and weather any potential headwinds.

VII. VALUATION APPROACHES & METHODS CONSIDERED

As part of this valuation, BK considered three generally accepted approaches to valuation, namely the Income Approach, the Market Approach, and the Cost Approach. The Income Approach seeks to convert future economic benefits into a present value. The Market Approach relies on values indicated by comparable transactions or similar assets. The Cost Approach is based on the premise that a buyer would not pay more than it would cost to build an equivalent. Each of these approaches is described in detail below.

The Income Approach is based on the premise that the value of an asset is the present value of the future earnings capacity that is available for distribution to investors of that asset. Expected future earnings capacity can be measured by various benefit streams, such as cash flows, net income, or earnings the cargo business could generate. The selection of a proper stream of benefits depends on various factors, such as the asset's capital structure and demand in the marketplace. Two methods commonly used in the income approach are the Discounted Cash Flow (DCF) Method and the Capitalization of Cash Flow Method. The DCF Method involves multi-period earnings forecast where periods of variability are expected and then present valuing back to today. Capitalization involves more stable earnings streams and a one period projection that is capitalized by the discount rate minus the expected long-term growth rate.

The Market Approach involves consideration of transactions of similar assets. Third-party transactions generally represent the best estimate of value if they are done at arm's length. This approach is based on the principle of substitution which implies that a buyer will not pay more to buy a given asset than it will cost to buy a comparable property. Two methods in the market approach are the Guideline Public Company Method and the Comparable Transactions Method. Under the Guideline Public Company Method, value is derived from publicly traded stock prices of companies with similar asset operations. The Comparable Transaction Method, although similar to the Guideline Public Company Method in its use of valuation multiples, focuses on transactions involving sales of similar assets.

The Cost Approach is based on the concept of reproduction cost. A willing buyer would not pay more for an asset than the cost of a new one.

CONCLUSION

Given the nature of the asset, we concluded that use of the cost approach would not be appropriate for this valuation engagement. It is not feasible to estimate the cost of recreating LATAM's current cargo business. Certain aspects of LATAM's cargo operations, such as contracts, aircraft, hubs, brand recognition and management judgement and knowledge make it difficult to replicate. Additionally, we concluded that the use of market approach would not be suitable due to lack of appropriate comparable cargo business market transactions or guideline public companies. Cargo businesses such as Atlas, FedEx, and UPS do not share the same operations or the same downside or upside risks as LATAM because they are cargo only operations. Looking at other passenger airlines that have similar business models also would not make sense as BK is valuing

solely the cargo operations. However, as a means of discussion, BK looked at Enterprise Value/Sales multiples of FedEx, UPS, and DHL, as of January 23, 2024, and found the average to be 1.18. If the median is applied, the result is $1.99 billion USD. However, given the nature of LATAM's unique cargo operations and the reasons already stated, BK concluded that the income approach is most applicable for this engagement. There is a strong correlation between value and its ability to generate future operating cash flows or earnings. The Discounted Cash Flow Method is most suitable for this valuation, as discussed further below.

VIII. VALUATION

DISCOUNTED CASH FLOW METHOD

Application of the Discounted Cash Flow Method requires the preparation of a reliable forecast of the expected future cash flows that LATAM's cargo business will generate. In this context, the cargo's future financial performance is a reflection of its future revenues, operating expenses, taxes, depreciation, and capital expenditures over some discrete period of time.

Forecasted cash flow must then be discounted to a present value using a discount rate that appropriately accounts for the market cost of capital as well as the risk and nature of the subject cash flows. Finally, an assumption must be made regarding the sustainable long-term rate of earnings growth at the end of the forecast period, and the terminal or residual value of the remaining cash flows must be discounted back to a present value. The sum of the present values of the forecasted cash flows and the terminal value equals the value of the enterprise.

We projected freighter discounted cash flows based on expenses and capacity provided by LATAM. BK developed two DCF scenarios as part of its analysis. The forecast for the freighter alone operations were the same, but belly space operations were projected differently. It Is BK's opinion that the freighter alone operation reflected appropriate levels of expense for the generation of the revenues, but that the belly operations did not. As such, in Scenario 1, BK utilized a midpoint between cost per ATK as provided by LATAM for the belly revenues, and the cost per ATK for the solo freighter operations. In both cases fuel was separately projected. The second scenario analyzed cost in terms of cost per block hour. Cost was allocated based on the proportion of cargo and passenger revenues to total revenues. The final values are the midpoint of the values derived under both DCF scenarios.

EARNINGS FORECAST

Source of Information
BK was provided LATAM's profitability and expense data for the cargo business from January 2018 to November 2023. BK projected future cash flows from December 2023 through year-end 2033.

Forecast Drivers
The key drivers of BK's forecast are Boeing and Airbus freight forecasts, discussions with management, LATAM capacity forecasts, and DOE fuel forecasts.

Revenue
Using full year 2018 through November 2023 data as a guide, BK developed monthly freighter and belly revenue projections in USD for December 2023 and annual projections for subsequent years 2024 to 2033. The revenue projections are the result of a combination

of the revenue tonne kilometers (RTK) and cargo yield growth. BK forecasted cargo revenues based on data provided by LATAM.

Expenses
BK was provided with the following expenses for the cargo operations from January 2018 to November 2023:

- Handling Expenses
- Ground Handling
- Aeronautical Fees
- Crew
- Maintenance
- Fuel
- Selling and Distribution
- Structure Costs
- Corporate Overhead
- Other Related Expenses

BK analyzed the historical expenses and forecasted forward based on historical relationships and an annual inflation of 3%, as well as the methodology discussed above for the belly operations.

Fuel
Fuel is a material expense for any airline operation. BK Associates was provided financial data through November 2023. As of January 19, 2024, jet fuel A was trading at $2.55 USD per gallon.[56] BK utilized the Department of Energy's ("DOE") Short-term and Annual Energy Outlook in forecasting the expected fuel price for 2023-2033. This forecast also takes into account fuel surcharge.

Taxes
BK applied a 27% tax rate to projected cash flows.

Depreciation and Capital Expenditures
BK assumed, given that LATAM's cargo business is a mature operation, that depreciation would equate capital expenditures in the long run.

<u>DISCOUNT RATE</u>

The discount rate applied to the forecasted cash flows must adequately reflect the nature of the applicable investment and the risk associated with the underlying cash flows. Stated another way, the discount rate represents the total rate of return that an investor would demand given the level of risk associated with an investment.

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[56] https://www.airlines.org/argus-us-jet-fuel-index/

Since this valuation is an enterprise valuation, it will reflect both debt and equity and the appropriate discount rate would be the weighted average cost of capital.

To determine the cost of equity, we used the buildup method, which starts with a risk-free rate of return and adds to it a number of identifiable risk factors. The formula for the buildup is given by: kE = rf + ri+ rm + rs + rcr + rc. The following definitions apply:

- Cost of equity capital (kE) – the return required by equity holders
- Risk-free rate (rf) – the return on government securities
- Equity risk premium (ri) – the additional return an investor expects in order to compensate for the additional risk associated with investing in equity securities instead of investing in a riskless asset; a measure of systematic risk
- Industry risk premium (rm) –is a measure of the volatility of a particular industry in comparison to the market as a whole
- Size premium (rs) – unsystematic risk attributable to the widely acknowledged fact that smaller stocks, on average, have outperformed their larger counterparts by a considerable amount over the long term
- Country risk (rcr) – risk attributable to investing within a specific country
- Specific risk (rc) – unsystematic risk attributable specifically to a subject asset

We calculated the discount rate as follows:

Calculation of Discount Rate

	Discount Rate Calculation		
(1)	Normalized Risk-Free Interest Rate	Rf	4.20%
(1)	Equity Risk Premium	Ri	6.35%
(2)	Industry Risk Premium	Rm	2.48%
(3)	Size Premium	Rs	0.57%
(4)	Country Risk Premium		3.52%
	Company Specific Risk Premium	Rc	3.00%
	Equals: Cost of Equity	**Ke**	**20.12%**
	Cost of Debt		[redacted]
	After Tax Cost of Debt		
	WACC		12.7%

(1) Kroll Capital Navigator

(2) Industry Risk Premium - GICS Code 203020 - Airlines

(3) Decile Size Premium - Decile 3

(4) Damodaran Weight Avg Country Risk premium for countries, as of Dec 2023

BK determined the cost of capital using the Kroll Cost of Capital Navigator. This reflects the cost of capital for LATAM as of the valuation date. The selected risk-free rate of return is typically based on observed yields for 20-year U.S. Treasury Bonds (constant maturity) and equity risk premium is typically the average historical supply side equity risk premium. In this case, BK relied on Kroll suggested risk free rate and equity risk premium, as well as Damodaran's Weighted Average Country Specific Equity Risk premiums for countries based on LATAM revenues. [redacted] Using an optimal capital structure[58], BK calculated the weighted average cost of capital to be 12.7%. Specific company risk deals with the risk of the particular asset or company and is a matter of professional judgement. LATAM is the largest carrier in Latin America and has little competition, as highlighted by their dominance in the market share. They also have emerged from bankruptcy. Further, 2023 performance for the carrier came in very strong. As a result, we think the specific company risk should be 3.0%. While the current weighted average cost of capital for the airline is 12.7%. That said, we are in an uncertain time and have also provided values at a range of discount rates from 11.7% to 13.7%.

---

57 [redacted]

58 BK estimated an optimal capital structure based on comparables.

INDICATED VALUE

The present value of the net cash flow during the discrete forecast period was determined using discount rates ranging from of 11.7% to 13.7%. For purposes of performing present value calculations, we assumed that cash flows are received ratably over the course of the year (i.e., mid-point convention).

To represent cash flows outside of the discrete forecast period, it was necessary to compute a terminal period net cash flow. We applied a long-term growth rate to 2033 cash flows to estimate terminal cash flow, from which estimated depreciation and amortization and income taxes were subtracted. Terminal after-tax income was then converted to net cash flow by adding back the applicable depreciation and amortization and providing for capital expenditures. The terminal period net cash flows were then capitalized using the previously discussed discount rates less a 2.5% growth rate, then brought to present value using the discount rate. As LATAM emerged stronger from bankruptcy, we anticipate that they will have a strong growth trajectory going forward. As such, we have assumed 12.7% as the discount rate. With the present value of the cash flows for the discrete forecast period, the valuation of LATAM's cargo business operations ranges between $1,888,000,000 and $2,576,500,000 at a range of discount rates between 11.7% and 13.7%, as shown below. However, BK believes that **$2,193,500,000** at a discount rate of 12.7% is the most appropriate value.

Discount Rate	Total Value
13.7%	1,888,000,000
13.2%	2,032,500,000
12.7%	2,193,500,000
12.2%	2,374,000,000
11.7%	2,576,500,000

IX. STATEMENT OF ASSUMPTIONS & LIMITING CONDITIONS

1. The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the valuation.
2. Financial data and other related information provided by the Client or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise's business conditions and operating results for the respective periods, except as specifically noted herein. BK has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.
3. Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.
4. We do not provide assurance on the achievability of the revenues by the Client because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.
5. Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation analyst(s), or the firm with which such valuation analysts are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication without the prior written consent and approval of BK.
6. Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of BK unless previous arrangements have been made in writing.
7. No change of any item in this valuation report shall be made by anyone other than BK, and we shall have no responsibility for any such unauthorized change.
8. Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the Subject Asset due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.
9. Except as noted, we have relied on the representations of the Client and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not the asset is free and clear of liens and encumbrances or that the entity has good title to all assets.

X. DISCLAIMER

BK Associates, Inc. has no present or contemplated future interest in the Subject Asset, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation and the time and budget constraints imposed by the client. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates, Inc. assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee, and any third parties in receipt of this report, agrees that BK Associates, Inc. shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

Sincerely,

BK ASSOCIATES, INC.

Peter Sullivan
Director of Intangible Asset Valuations

SSC
Simon Chang
Director

Pooja Gardemal, CPA/ABV
Managing Director
ISTAT Certified Appraiser

PS/SC/PG

BK Associates, Inc.

VALUATION OF LATAM PASS, LATAM'S LOYALTY PROGRAM

As of December 2023   Client: LATAM Airlines Group S.A.

Report Date: February 6, 2024

7315 Wisconsin Ave, Ste 500W Bethesda, MD 20814

Table of Contents

I. VALUATION SUMMARY

BK Associates, Inc. ("BK") has been engaged by LATAM Airlines Group S.A. ("Client", "LATAM") to prepare an appraisal of LATAM's loyalty program ("Subject Asset"). In rendering these value opinions, BK relied, in part, upon information supplied by LATAM Airlines.

PURPOSE OF THE VALUATION ENGAGEMENT

The main purpose of this appraisal is to value collateral in order to comply with financing covenants. This report was prepared solely for the purposes described herein and, accordingly, should not be used for any other purpose. In addition, this report should not be distributed to any party other than client, client's counsel and auditors, client's Senior Secured Notes Trustee and Collateral Trustee, client's Term Loan B Administrative Agent and Collateral Trustee and client's RCF Administrative Agent and Collateral Trustee without the express knowledge and written consent of the Client or BK.

RELEVANT DATES

BK was engaged to value the subject asset as of the Valuation Date, December 2023. In this valuation, BK considered only circumstances that existed as of and events that occurred up to the Valuation Date. However, events occurring after the Valuation Date but before the date of this report (i.e., subsequent events) were taken into account to the extent that they were indicative of conditions that were known or knowable as of the Valuation Date.

STANDARD & PREMISE OF VALUE

Standard of value deals with the type of value while, premise deals with the conditions surrounding the values. The relevant standard of value is owner's value. Owner's value deals with the value of the asset to the current owner, given the owner's current use of the asset. [1]

The valuation premise may be either in-use or liquidation. The determining factor being the highest and best use as considered from a market participant's perspective. The values issued in this report are based on a continued in-use, as part of a going concern valuation premise, which assumes that the program will continue to be operated by LATAM.

CONCLUSIONS

Based upon our knowledge of frequent flyer programs (FFPs), our knowledge of the capabilities and uses to which they have been put in various parts of the world, our knowledge of the marketing of points, and our knowledge of loyalty programs in general, it is our opinion that the value of LATAM's loyalty program is in the range between \$5,003,000,000 USD and \$6,445,000,000 USD at a range of discount rates between 11.7%

[1] International Valuation Standards 2011

and 13.7%. However, BK believes that $5,631,000,000 USD at a discount rate of 12.7% is the most appropriate value of LATAM's loyalty program.

II. SUBJECT COMPANY & PROGRAM OVERVIEW

COMPANY BACKGROUND

LATAM Airlines Group is the largest airline in Latin America. It is headquartered in Santiago, Chile with subsidiaries in Brazil, Colombia, Ecuador, Paraguay and Peru. It is the largest airline in South America, providing passenger transport services to more than 140 destinations in 25 countries, as of December 2023. LATAM was formed in 2012 with the merger of TAM Linhas Aereas and LAN Airlines. The carrier operates a point-to-point network across their bases in Santiago (SCL), Lima (LIM), Sao Paulo (GRU), and Bogota (BOG).

In September of 2019, Delta Air Lines announced a plan to buy 20% of LATAM for $1.9 billion USD. As part of the agreement, Delta paid for LATAM's exit fee from Oneworld, an airline alliance, in addition to the $1.9 billion USD. The acquisition was completed on January 1, 2020, and LATAM announced they would be leaving Oneworld effective May 1, 2020.

The COVID-19 pandemic greatly impacted LATAM Airlines' operations. In May 2020, LATAM filed for Chapter 11 bankruptcy in the United States. On November 3, 2022, the carrier announced its successful financial restructuring with a stronger financial position and a modernized fleet. [2] By November 2023, LATAM was back in the lead for US-Brazil traffic for the first time since the Covid-19 pandemic.[3] In December 2023, LATAM predicted record earnings of $2.6-2.9 billion for 2024 amid higher passenger traffic and a reduction in its debt after coming out of bankruptcy in 2022.[4] Based on customer numbers as of September 2023, LATAM Pass, LATAM's frequent flyer program, was the fourth largest loyalty program in the world. It was also voted Best Loyalty Program in the Americas with Best Customer Services by the 2023 Frequent Traveler Awards.[5]

[2] https://finance.yahoo.com/news/latam-group-completes-restructuring-emerges-220900447.html
[3] https://finance.yahoo.com/news/latam-airlines-retakes-lead-us-155613797.html
[4] https://finance.yahoo.com/news/latam-airlines-expects-record-earnings-225802750.html
[5] https://www.aeroflap.com.br/en/passengers-choose-Latam-Pass-as-the-best-loyalty-program-in-the-Americas-in-2023/

FLEET OVERVIEW

Aircraft Type	Count
A319-100	40
A320-200	135
A320-Neo	20
A321-200	49
A321-Neo	1
B767-300ER	13
B767-300F	18
B777-300ER	10
B787-8	10
B767-9	25
Total	321

Source: LATAM's 2023 Q3 Financial Statement Results

The above table shows LATAM Group's current fleet as of September 30, 2023. LATAM operates a diverse mainline fleet which is split between Airbus narrowbody and Boeing widebody aircraft.

LOYALTY PROGRAM

LATAM's loyalty program, LATAM Pass, is structured as a revenue-based program, which rewards points or miles that are directly connected to the dollar amount spent on booked flights. The FFP was established to instill passenger loyalty by offering rewards to travelers for their continued patronage. Under the program, members can earn miles or points based on the dollars paid for the flight fare, the type of ticket purchased, and the destination (domestic or international). LATAM does not restrict flights for which points or miles can be redeemed. Further points can be earned if members use partners of the program such as banks or airlines with whom LATAM has a bilateral agreement. Additionally, LATAM Pass members can earn miles or points through co-branded credit cards with banks including Santander in Chile, Itaú in Brazil and Uruguay, Banco Crédito del Perú in Peru, and Banco de Bogotá and Banco de Occidente in Colombia. Ecuador currently does not have a co-branded credit card. Points or miles accumulated in the program allow members to redeem tickets or obtain discounted hotel booking, and car rentals. Points or miles can also fully pay for hotels and cars with LATAM Travel. They can also be used to buy many products like televisions, cell phones, household appliances, etc. LATAM Pass Miles are valid in South America excluding Brazil, the United States, Canada, Central America, Asia excluding Turkey and Russia, Africa, Oceania, Australia, and New Zealand. LATAM Pass Points are valid in Brazil, Turkey, Russia and Europe. LATAM's loyalty program is considered one of the strongest in South America in terms of brand recognition and member participation.

LATAM Pass in Brazil is preceded by Multiplus, TAM's loyalty program. TAM had sold 27% of its shares in Multiplus to the public. In 2018, LATAM Brasil announced that it did not plan to extend or renew the 15-year contract between TAM airlines and Multiplus.

Instead, LATAM acquired the remaining shares of Multiplus and privatized the program, removing it from B3 Novo Mercado. After LATAM Brasil's acquisition of Multiplus in 2019, LATAM merged its existing loyalty program with Multiplus, creating a unified loyalty program, LATAM Pass, managed by LATAM Group. The new program became the fourth largest airline loyalty program in the world, as measured by number of members.

In September 2023, LATAM Pass was voted the Best Loyalty Program in the Americas and Best Customer Service by the 2023 Frequent Traveler Awards, a global award that annually recognizes highlights in the travel sector with a focus on customer loyalty.[6]

The initial goal of FFPs was to provide loyalty incentives to frequent travelers for consistently flying with a single airline, but over time, FFPs have evolved into something more: a distinct profit generating unit with third party sales.

<u>KEY METRICS AND PROGRAM SUMMARY</u>[7]

Membership

As of December 2023, the LATAM Pass loyalty program had roughly [redacted] of whom are active members. For the purposes of this report, the term "active members" refers to members of the program who have engaged with the loyalty program within the last 12 months.

Tenure

[redacted]

The above graph shows the average tenure distribution of LATAM Pass members by region. Chile has the highest total member tenure with an average [redacted] This is followed by Ecuador, Brazil, and Uruguay averages of [redacted] respectively.

[6] https://www.aeroflap.com.br/en/passengers-choose-Latam-Pass-as-the-best-loyalty-program-in-the-Americas-in-2023/#:~:text=LATAM%20Pass%2C%20the%20fourth%20largest,with%

[7] Some metrics are as of 2021.

Chile also has the longest average tenure among active members at [redacted] by Brazil and Uruguay [redacted] respectively.

Outstanding Points and Miles
As of December 2023, the program had more than [redacted] outstanding points and over [redacted] outstanding miles.

Deferred Revenue [8]
As of September 30, 2023, the deferred revenue associated with LATAM Pass was $1.25 billion, which includes pre-sold miles.

Activity
As of December 2023, [redacted] of the total membership base had engaged in the program within the last 12 months.

<u>DEMOGRAPHICS</u>

[redacted]

The above graph shows the age distribution of LATAM Pass members. [redacted] of the membership base is over [redacted]

[8] https://www.latamairlinesgroup.net/static-files/3e12573e-cd5a-4e7a-9d49-a861278e1a67

[redacted]

The above graph shows the gender distribution of LATAM Pass members. Males hold a slight majority in terms of membership.

[redacted]

The above graph shows the distribution of LATAM Pass' active members by geographic region. Brazil holds the majority with [redacted] of active members. This is closely followed by Chile with [redacted] active members. Argentina and Peru also hold sizeable portions with [redacted] and [redacted] respectively. The remaining members are distributed between Colombia, Ecuador, and other countries.

The above graph shows the distribution of LATAM Pass' active members by geographic region. Brazil holds the majority with [redacted] of active members. This is closely followed by Chile with [redacted] of active members. Argentina and Peru also hold sizeable portions

with [redacted] respectively. The remaining members are distributed between Colombia, Ecuador, and other countries.

ACCOUNTING GUIDANCE

Since this engagement looks at the value of this asset to LATAM, we felt it appropriate to look at how LATAM records this asset.

For points sold under their agreements with participating companies, such as banks, hotels, car rental companies, and other airlines, LATAM determines an estimate of the selling price by using multiple inputs including marketing benefits and an estimate of Equivalent Ticket Value (ETV). The marketing component reflects the use of the LATAM brand, loyalty program member lists, advertising, and other intellectual property. The portion of each ticket sale attributable to points earned is initially deferred in air traffic liabilities. The value is then allocated based on the relative selling price of each product or service delivered. Revenue allocated to this component is recorded in other revenue as the performance obligations are satisfied. If points are exchanged for other products or services, revenue is immediately recognized. However, sales of air travel using points or miles are initially deferred and then recognized in passenger revenue as service is provided.

As of September 30, 2023, deferred income associated with air tickets sold is $1,985,391,000 and deferred income associated with the LATAM Pass loyalty program is $1,249,552,000.

The expenses associated with operating the loyalty program are expensed as incurred.

III. FREQUENT FLYER PROGRAM MONETIZATION

Over the last two decades, a number of airlines have attempted to monetize their loyalty programs by spinning off the FFP from the airline itself. FFP transactions have occurred via private equity investment, IPOs, and investments from other airlines. Etihad, in particular, has made strategic investments in the FFPs of Air Berlin, Jet Airways, and Alitalia.

Air Canada pioneered the spin-off strategy in 2005 when they sold their loyalty program, Aeroplan. The move came during a period of deep financial difficulty following the carrier's acquisition of its rival Canadian Airlines in January 2001. The downturn in 2001 and 2002 led to Air Canada filing for bankruptcy protection in 2003. The sale raised $988 million for the airline. At the time of the IPO, the program had an implied valuation of $2.9 billion. [9] [10] [11]

In following years, other airlines began spinning off their FFPs by selling either majority or minority ownership stakes in the programs. In 2010, TAM Airlines (now LATAM Airlines Brazil) spun off their FFP, Multiplus, via a minority IPO. The carrier sold 27% equity of their program and raised $297 million, implying a valuation of $1 billion. In 2013, GOL sold off 40% equity of their FFP, Smiles, via a minority IPO. The sale raised $450 million at an implied valuation of $1.1 billion. In 2014, Virgin Australia and Alitalia both spun off their respective FFPs – Velocity and MilleMiglia. Virgin Australia sold 35% of their program, raising $293 million at an implied valuation of $838 million. Alitalia sold off 75% of their program for $142 million, implying a valuation of $190 million. Aeromexico, Jet Airways, Air Berlin, and Avianca also spun off their FFPs. Other carriers, such as Qantas, IAG, Lufthansa, and ANA, opted to create separate subsidiaries for their FFPs. [12] [13]

To many observers, the spin-off strategy initially seemed like a creative way for airlines to monetize their loyalty programs. As FFPs became more complicated, some thought that spinning off the FFP from the carrier would simplify airline operations and allow the loyalty programs to be more effectively managed. More importantly, a spin-off had the ability to quickly raise a significant amount of capital. Many of the airlines that initially opted to carve out their FFPs were highly leveraged and in distress scenarios.

However, the spin-off strategy has faced more criticism in recent years. Industry sentiment has largely shifted towards recognizing the strategic value of a loyalty program to the airline itself. By selling their FFP to outside investors, airlines give up control over their

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[9] https://www.reuters.com/article/aceaviation-sales/update-1-ace-sells-remaining-stakes-in-aeroplan-jazz-air-idUSN2844917420080528

[10] https://www.cbc.ca/news/business/aeroplan-program-set-to-switch-to-td-from-cibc-1.1339696

[11] https://www.theglobeandmail.com/report-on-business/aeroplan-ipo-announcement-may-fly-today/article18227266/

[12] https://www.lek.com/sites/default/files/insights/pdf-attachments/AirlineFrequentFlyerProgram_LoyaltyProgramEffectiveness_LEK-ExecutiveInsights-1723.pdf

[13] https://centreforaviation.com/analysis/airline-leader/the-ffp-spin-off-model-after-air-canada-395223

relationship with their most loyal customers, lose out on valuable customer data, and risk not capturing future earnings generated by the loyalty program. By managing their FFPs in-house, carriers are able to simplify the member experience and exert more control over their brand and market positioning. Airlines are also able to achieve greater flexibility and degree of optimization in revenue management by integrating the FFP with the rest of their core operations. [14] [15] [16]

Many of the airlines who spun off their FFPs have since bought them back. In January 2019, Air Canada bought back their Aeroplan loyalty program for $450 million in cash from Aimia. In April 2019, LATAM reprivatized their FFP, Multiplus. LATAM already owned 73% of the program's equity and bought the remaining 27% for $305 million. Virgin Australia, who already owned 65% of their FFP, Velocity, bought back the remaining 35% in September 2019. Virgin took control of the program from private equity group, Affinity Equity Partners, for $477 million. In 2022, Aeromexico paid Aimia $405 million to acquire 48.9% stake in PLM Premier, which owns Club Premier, to give Aeromexico full control over the loyalty program. [17] [18] [19] [20]

The valuation multiples implied by the subsequent buybacks have been low. This is because once a loyalty program has been spun off, it is now limited by the contract it holds with the airline. In many of the cases, the airline publicly announced that they had no interest in continuing the contract. If there is no contract, the spun-off company loses value. If the airline maintains the loyalty program in-house, albeit a separate legal entity, they can track division level profit and retain all of the value.

In August 2020, Colombian carrier Avianca reached an agreement in principle to buy an additional 19.9% of equity in their loyalty program, LifeMiles, from AI Loyalty, who previously held a 30% stake in the program. The purchase price was $195 million and was reportedly completed through some combination of cash and loans. The agreement gave Avianca 89.9% ownership of the program and stipulated that the carrier will have the option to acquire the remaining equity of the program from AI Loyalty. The purchase is part of Avianca's debtor-in-possession (DIP) financing after the airline filed for Chapter 11 bankruptcy in May 2020. Given that airlines across the globe had experienced severe financial difficulties as a result of COVID-19, other carriers may attempt buybacks of this nature in the coming months. [21]

---

[14] https://centreforaviation.com/analysis/airline-leader/the-ffp-spin-off-model-after-air-canada-395223
[15] https://www.lek.com/sites/default/files/insights/pdf-attachments/AirlineFrequentFlyerProgram_LoyaltyProgramEffectiveness_LEK-ExecutiveInsights-1723.pdf
[16] https://centreforaviation.com/analysis/airline-leader/the-ffp-spin-off-model-after-air-canada-395223
[17] https://aircanada.mediaroom.com/2019-01-10-Air-Canada-Completes-Acquisition-of-Aeroplan-Loyalty-Business
[18] https://www.reuters.com/article/us-multiplus-delisting/chiles-latam-airlines-to-conclude-305-million-deal-to-delist-loyalty-program-firm-multiplus-idUSKCN1RZ1BH
[19] https://www.reuters.com/article/us-virgin-australia-velocity/virgin-australia-issues-425-million-notes-to-fund-velocity-acquisition-idUSKBN1X32RD
[20] https://skift.com/2022/02/08/aeromexico-to-buy-back-loyalty-program-for-405-million/
[21] https://www.aviationnews-online.com/finance/avianca-moves-for-1-2-billion-dip-financing/

Furthermore, airlines found new ways to monetize on their loyalty programs by using it as collateral for debt raises. Loyalty programs are seen as profit centers for airlines as they retain their most loyal and profitable customers. Over the last two years, multiple airlines have used their loyalty programs as collateral in market transactions. United Airlines led the way in July 2020, using its loyalty program, MileagePlus, as collateral for a total of $6.8 billion in financing.[22] Similarly, in September 2020, Delta Air Lines utilized its frequent flyer program, SkyMiles, to secure $9 billion in financing.[23] This was followed by Spirit Airlines, Hawaiian Airlines, American Airlines and Air Canada, who all collateralized their loyalty program for $850 million, $1.2 billion, $10 billion, and C$1.5 billion financings, respectively. More recently, as of March 2023, GOL Linhas Aereas Inteligentes secured a $1.4 billion loan using their loyalty program, Smiles, as collateral.[24] [25] [26] [27] [28] [29] In August 2023, Brazilian carrier Azul collateralized their loyalty program, as well as their brand intellectual property for $862 million. [30] On November 30, 2023, Air France-KLM announced a financing deal worth an estimated $1.63 billion with the private equity firm Apollo Global Management for a dedicated operating affiliate of the Air France and KLM Royal Dutch Airlines. The financing for the new subsidiary will hold the trademark and most of the commercial partner contracts related to Air France and KLM Royal Dutch Airlines' joint loyalty program, Flying Blue. Apollo will subscribe bonds issued by the new affiliate bearing an interest rate of 6.4% for the first four years, with the right for Air France-KLM to redeem them after that period.[31]

[22] https://www.sec.gov/Archives/edgar/data/100517/000110465920080673/tm2024018d1_ex99-1.htm
[23] https://www.sec.gov/ix?doc=/Archives/edgar/data/0000027904/000168316820003281/delta_i8k.htm
[24] https://www.travelpulse.com/news/airlines/american-uses-loyalty-program-to-raise-10-billion.html
[25] https://www.sec.gov/ix?doc=/Archives/edgar/data/0001172222/000117222221000021/ha-20210204.htm
[26] https://simpleflying.com/spirit-airlines-loan-decline/
[27] https://filecache.investorroom.com/mr5ircnw_aircanada/128/2021_FSN_q3.pdf
[28] https://www.flyertalk.com/articles/american-delta-talk-loyalty-at-j-p-morgan-industrials-conference.html
[29] https://newsroom.aviator.aero/gol-announces-closing-of-us-1-4-billion-financing/
[30] https://www.mondaq.com/pressrelease/120534/walkers-advises-on-ground-breaking-azul-loyalty-financing
[31] https://www.ch-aviation.com/portal/news/134737-air-france-klm-confirms-extra-15bn-apollo-financing

IV. ECONOMIC OUTLOOK

The performance and value of any asset is affected to varying degrees by conditions in the global economy. Some of the key influences include gross domestic product, fuel price, and the lending environment. This section of the report will analyze what the current outlook is for each.

GROSS DOMESTIC PRODUCT (GDP) [32]



GDP & Traffic Growth
140
120
100
80
60
40
20
0
-20
-40
-60
-80
-100
-120
-140
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
-70%
-80%
-90%
-100%
-110%
-120%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023E
2024F
World Airline Profit ($ Bils)
RPK % Growth
GDP Growth %

Source: IATA.org

Aviation is a highly cyclical industry, marked with high highs and low lows. Historically, GDP and traffic have been good indicators of the health of the industry, as they are highly correlated. Economic prosperity leads to an increase in disposable income and subsequently an increase in demand for air travel, and an increase in demand for goods.

The aviation industry, along with the global economy at large, were severely impacted by the COVID-19 pandemic. As a result of travel restrictions and broader economic downturns, both traffic and GDP sharply dropped. However, access to the COVID-19 vaccine brought down caseloads and brightened economic prospects for advanced economies. According to the IMF's World Economic Outlook released in October 2023, global growth is forecast to slow from 3.5% in 2022 to 3% in 2023 and 2.9% in 2024. Amid stronger than expected US growth and weaker than expected Eurozone growth, advanced economies are forecast to grow 1.5% in 2023 and 1.4% in 2024, down from 2.6% in 2022. Meanwhile, developing economies are forecast to grow 4.0% in 2024, down from 4.1% in 2022.

[32]https://www.imf.org/en/Publications/WEO/Issues/2023/10/10/world-economic-outlook-october-2023

According to IATA, as the US dollar continues to appreciate, it adds costs for air cargo on top of high inflation and jet fuel prices. According to IATA, as of October 2023, global demand increased by 3.8% cargo tonne-kilometers (CTKs), compared to October 2022.

FUEL ENVIRONMENT [33] [34] [35] [36] [37] [38] [39]



Fuel
140
120
100
80
60
40
20
0
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
May-11 Nov-11 May-12 Nov-12 May-13 Nov-13 May-14 Nov-14 May-15 Nov-15 May-16 Nov-16 May-17 Nov-17 May-18 Nov-18 May-19 Nov-19 May-20 Nov-20 May-21 Nov-21 May-22 Nov-22 May-23 Nov-23
Brent Crude ($ USD)
Jet Fuel A ($ USD)

Source: Indexmundi.com

The chart above shows the volatility in the fuel market over the last decade in U.S. Dollars. Brent crude has a strong correlation with Jet Fuel A prices. After a period of high prices, crude oil began to decline in the fall of 2014. Prices remained low through early 2016 and then steadily rose, reaching a four-year high in October 2018. Following a sharp price drop in November 2018, crude oil prices remained relatively stable through January 2020, averaging around $63 per barrel. As a result of the COVID-19 pandemic, along with the price war between Russia and Saudi Arabia, both Brent Crude and Jet Fuel A saw severe drops in price in early 2020. Crude and Fuel hit the lowest points in April 2020, and both have begun recovery. From April 2020 to November 2023, Jet Fuel A had a compound monthly growth rate (CMGR) of 3.46% and Brent Crude had a CMGR of 2.93%. As of January 19, 2024, jet fuel A was trading at $2.55 USD per gallon.[40].

---

33 https://www.ft.com/content/bc938195-82d3-43eb-b031-740028451382

34 https://www.bloomberg.com/news/articles/2020-04-01/saudi-arabia-resists-trump-s-attempt-to-broker-an-oil-war-truce

35 https://www.airlines.org/argus-us-jet-fuel-index/

36 https://www.nbcnews.com/politics/politics-news/us-ban-russian-oil-imports-rcna19119

37 https://apnews.com/article/gas-prices-record-high-russia-ukraine-ac7fcc350ad1f1c71db4185b99fef112

38 https://economictimes.indiatimes.com/markets/commodities/news/crude-oil-price-falls-for-fifth-straight-day-amid-rising-us-stockpile/articleshow/81561171.cms

39 https://www.eia.gov/outlooks/steo/

40 https://www.airlines.org/argus-us-jet-fuel-index/

According to the Department of Energy's short-term outlook, crude oil prices in 2023 have lowered as compared to 2022. For the year of 2023, prices were averaging $82 per barrel, a decrease of 18% from 2022. By December 2023, prices were averaging $78 per barrel. Despite supply cuts from Russia and Saudi Arabia, global cost of living increases, and other factors, the Department of Energy expects oil prices to increase back to an average of $82 per barrel for 2024 before falling to $79 per barrel in 2025.

Historically, jet fuel and airline profitability have had an inverse relationship. Higher fuel means higher fares, worse profitability and in turn, lower demand.

LENDING LANDSCAPE [41] [42] [43] [44] [45] [46] [47]

The lending environment is also a material consideration when evaluating the current market. The last 10 years have been marked with historically low interest rates. However, while indicators of economic activity and employment have continued to strengthen, inflation remains elevated. This reflects pandemic-related supply and demand imbalances, higher energy prices, and broader price pressures.

In March of 2022, the Federal Reserve raised interest rates for the first time since 2018. On June 1, 2022, the Fed began reducing its holdings of Treasury securities and agency mortgage-backed securities. On December 13, 2023, the Committee announced its plan to continue to reduce its holding of Treasury securities, as described in their June 2023 plans. For Treasury securities, a monthly cap of $60 billion per month has been set. The decline under this cap will include Treasury coupon securities and Treasury bills. For agency mortgage-backed securities, the cap is $35 billion per month. In doing this, they hoped to support the flow of credit to households and businesses.

Over the past year, rates have risen but have begun to slow. On December 13, 2023, the Federal Reserve's policy-making arm, the Federal Open Market Committee (FOMC), kept the federal funds rate to a range of 5.25% to 5.50%. The Fed has further indicated that they will continue to monitor the new implications, but has indicated they may have paused raising interest rates for now.

The Fed has signaled its continuous pursuit of maximum employment and inflation at 2% over the longer run, and it is achievable with appropriate and firm monetary policies. On December 13, 2023, the median FOMC inflation projection for year-end 2023 decreased from 3.3% to 2.8%. Additionally, the FOMC projected the median Core PCE inflation to be 3.2% in 2023, 2.4% in 2024, and 2.2% in 2025.

---

[41] https://www.federalreserve.gov/newsevents/speech/powell20220321a.htm
[42] https://www.federalreserve.gov/newsevents/pressreleases/monetary20220504a.htm
[43] https://www.federalreserve.gov/newsevents/pressreleases/monetary20220504b.htm
[44] https://www.wsj.com/articles/fed-raises-interest-rates-for-first-time-since-2018-11647453603?mod=trending_now_news_5
[45] https://www.federalreserve.gov/monetarypolicy/files/20230616_mprfullreport.pdf
[46] https://www.federalreserve.gov/newsevents/pressreleases/monetary20231213a.htm
[47] https://www.federalreserve.gov/monetarypolicy/files/fomcprojtabl20231213.pdf

Goldman Sachs announced in November 2023 that they predict a U.S. recession in the next 12 months is less likely, at a 15% chance. Their prediction has remained the same from September and is lower compared to their 20%, 25% and 35% chance predictions from July, June and March, respectively. [48] [49] [50]

As of the valuation date, interest rates remain high, but are expected to come down in 2024.

OTHER RELEVANT CONSIDERATIONS [51] [52] [53] [54] [55]

Global events and the regulatory response can have a severe impact to the aviation ecosystem. The global economic shock resulting from the COVID-19 pandemic dramatically impacted the aviation industry. Airlines around the world saw financial positions deteriorate as passenger revenues for the industry fell more than 68% during 2020, while net losses exceeded $137 billion. As airlines faced substantial levels of cash burn, many carriers were forced to cease operations or declare bankruptcy. Carriers that survived generally did so through some combination of debt, emergency cost reductions, and governmental support. As of October 2023, global RPKs increased by 31.2% year-over-year and has recovered to 98.2% of October 2019 levels. Domestic traffic continues to be the leading driver for recent recovery, as domestic RPKs in October 2023 were 4.8% above October 2019 levels. International traffic in October 2023 reached an impressive 94.4% of October 2019 levels. International passenger load factor reached 83.1%, a 1.2% increase compared to international traffic in October 2022. In 2023, airlines are estimated to reach a global $23.3 billion net profit and forecasted to reach $25.7 billion in 2024. A drastic improvement and stronger signs of recovery from the pandemic. While there are some new variants and subvariants around the world, as of the valuation date, COVID-19 has proven to become less of a concern. [56] [57] [58]

On February 24, 2022, Russia began its attacks on Ukraine after several months of conflict over Ukraine's NATO membership. The invasion began in the eastern Ukrainian territory of Donbas. Soon after, Russia began firing missiles at several cities including the capital,

---

[48] https://www.goldmansachs.com/intelligence/pages/the-probability-of-us-recession-in-the-next-year-has-fallen-to-20-percent.html

[49] https://www.goldmansachs.com/intelligence/pages/why-a-us-recession-has-become-less-likely.html

[50] https://www.goldmansachs.com/intelligence/pages/the-us-economy-is-on-its-final-descent-to-a-soft-landing.html#:~:text=US%20GDP%20is%20projected%20to,over%20the%20next%2012%20months.

[51] https://www.cnn.com/2022/02/24/europe/ukraine-russia-attack-timeline-intl/index.html

[52] https://www.cnn.com/travel/article/ukraine-conflict-eastern-europe-travel/index.html#:~:text=%28CNN%29%20%E2%80%94%20Russia%27s%20invasion%20of%20Ukraine%20has%20spurred,airspace%20closures%20from%20member%20countries%20over%20the%20weekend.

[53] https://www.cnn.com/travel/article/russia-ukraine-hurt-travel-recovery-cmd/index.html

[54] https://centreforaviation.com/analysis/reports/ukraine-invasion-foreign-aircraft-lessors-to-russias-airlines-confront-sanctions-dilemma-599884

[55] https://mitsloan.mit.edu/ideas-made-to-matter/ripple-effects-russia-ukraine-war-test-global-economies

[56] https://www.iata.org/en/iata-repository/publications/economic-reports/industry-statistics-fact-sheet-december-2023/

[57] https://www.kayak.com/travel-restrictions?

[58] https://www.iata.org/en/pressroom/2023-releases/2023-12-05-02/

Kyiv, causing dozens of deaths. Western allies, including, European nations and the United States, quickly imposed economic sanctions and travel bans on Russia. As of March 2022, the European Union and member countries, as well as the United States, Switzerland and Canada, closed their airspace to Russia. In response, Russia closed its airspace to the carriers in 36 countries. The United States' Federal Aviation Administration (FAA) warned pilots to avoid Ukraine, Belarus and western Russia. Similarly, Europe's Aviation Safety Agency (EASA) declared 200 nautical miles of the Ukrainian border to be of high risk to civilian aircraft.

Neighboring countries, including Poland, Slovakia, Hungary, Romania, and Moldova have also been deemed as risky fly zones. Many flights will be rerouted to avoid flying over restricted areas near Russia and the Ukraine, thus causing overall longer flight times. Additionally, travelers' fear of being in proximity to the conflict areas is likely to affect travel demand to Ukraine's neighboring countries. According to IATA, the impact of the Russian-Ukraine conflict will mostly impact air travel to Russia, Ukraine and other countries, such as Belarus, however, it is unlikely to severely impact other areas in the long term, as the market is resilient to shocks.

Furthermore, many airlines suspended its codeshare agreement with Russian airline, Aeroflot. Similarly, leading Global Distribution Systems (GDS) companies, including Sabre, Amadeus and Travelport, are suspending Aeroflot from their systems.

According to experts at a virtual symposium hosted by the Massachusetts Institute of Technology Center for Transportation and Logistics, the Russia-Ukraine war is having a big impact on the global supply chain. Effects of the Russia-Ukraine war include impeding the flow of goods, fueling extreme cost increases and product shortages, and creating catastrophic food shortages around the world.

In addition to the conflict between Ukraine and Russia, on October 7, 2023, Hamas-led Palestinian militant groups launched a surprise attack on southern Israel from the Gaza Strip. Fighting in the Middle East is likely to place upward pressure on fuel prices and potentially threaten existing supply chain networks. The added risk of supply chain disruptions and potential supply-side restrictions to fuel production and deliveries pose a threat to existing economic conditions. In addition, many airlines have cancelled flights to Israel. There have been increased attacks on shipments in and around the Red Sea, and greater civil unrest and protests across the globe. BK continues to monitor ongoing and emerging conflicts in the Middle East and beyond in order to assess potential risks to the subject asset and aviation industry more broadly.

REGIONAL BACKGROUND – SOUTH AMERICA

LATAM is primarily based in Brazil and Chile, however, it primarily operates within Latin America and to and from the United States and Europe. As such, it is important to look at the regional risk associated with all the South American countries where LATAM operates. These countries are Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Paraguay, Peru and Uruguay. South America has a total land area of about 6,878,000 square miles,

covering roughly one-eighth of land surface on Earth, making it the fourth largest continent. [59] Brazil is the most populated country with roughly 214.3 million people. This is followed by Colombia and Argentina with 51.5 million and 45.8 million people, respectively. [60]


CARIBBEAN SEA
Caracas
VENEZUELA
Bogotá
COLOMBIA
Quito
ECUADOR
Georgetown
GUYANA
Paramaribo
SURINAME
Cayenne
FRENCH GUIANA
ATLANTIC OCEAN
Equator 0°
SOUTH AMERICA
PERU
Lima
BRAZIL
Brasília
La Paz
BOLIVIA
Sucre
PACIFIC OCEAN
PARAGUAY
Asunción
Tropic of Capricorn
URUGUAY
Santiago
CHILE
Buenos Aires
Montevideo
ARGENTINA
ATLANTIC OCEAN
0 200 400 mi
0 300 600 km
© Encyclopædia Britannica, Inc.

<u>SOUTH AMERICAN ECONOMY</u>

Above we analyzed the global economy. This section will focus on the regional economy to evaluate the Subject Asset. As one source for current conditions in the South American economy, we referred to Focus Economics' December 2023 reports, [61] excerpts of which are below:

> *"In 2024, Latin America's economic expansion will remain well below the global average on persistent political and policy uncertainty and a general lack of economic competitiveness versus other emerging markets. However, nearshoring-related investment and reductions in interest rates and inflation will provide support. The impact of El Niño is a risk in both directions.*

[59] https://www.britannica.com/place/South-America
[60] https://www.worldometers.info/world-population/population-by-country/
[61] https://www.focus-economics.com/regions/latin-america

Regional inflation rose to 18.0% in October from 17.9% in September. This was due to higher price pressures in Argentina, as other key economies saw lower inflation. Regional inflation should accelerate in 2024 from 2023. However, this is mainly due to runaway inflation in Argentina, as most countries should see lower inflation next year on average compared to 2023. ."

As of the valuation, IMF forecasts the following real GDP growth rates in the largest five South American economies:

Country	2024	2025	2026	2027	2028
Argentina	2.8%	3.3%	3.0%	2.8%	2.5%
Brazil	1.5%	1.9%	1.9%	2.0%	2.0%
Chile	1.6%	2.3%	2.4%	2.4%	2.4%
Colombia	2.0%	2.9%	3.3%	3.3%	3.3%
Peru	2.7%	3.1%	3.0%	3.0%	3.0%

Much like the global economy at large, the South American economies face risk as the world continues to grapple with high inflation levels and impeding recession.

DEMAND FOR AIR TRANSPORT

Brazil is the largest economy in South America, followed by Argentina, Colombia, Chile, and Peru. These five together hold 91% share of the South American economy. The below chart includes these five countries, along with Bolivia, Ecuador, Paraguay and Uruguay.


Air Transport in South America
Millions
225
200
175
150
125
100
75
50
25
0
9
8
7
6
5
4
3
2
1
0
Millions
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
Air transport, passengers carried
Air transport, freight (thousands ton-km)
Air transport, registered carrier departures worldwide

Source: worldbank.org [62] [63]

[62] Uruguay data is unavailable for all air transport, years 2010 – 2020

[63] Paraguay data is unavailable for freight transported, years 2000 – 2013

As discussed earlier, GDP and air transport are positively correlated. So, as GDP increases, so does demand for air transport. According to World Bank data, between 2000 and 2019, passengers carried, freight transported and registered departures all had a positive CAGR with 6.8%, 1.1% and 2.1%, respectively. From 2019 to 2020, due to COVID-19, passengers carried decreased by 62.2%, and freight transported decreased by 12.5%; however, in 2021 passengers carried rebounded by 52.0% and freight transported increased by 4.2%. The overall CAGR from 2000 through 2021 remains a positive 3.4% for air passengers and 0.6% for freight transported while registered departures has a negative CAGR of 0.4%.

TRADE PARTNERS [64]

In 2022, South America traded approximately $626.8 billion USD worth of products globally. During this time, Brazil approximately traded $92 billion USD, making it the largest trader in South America. Chile, Argentina and Peru follow in total trading with $34.9 billion USD, $17 billion USD, and $22.6 billion USD, respectively. Brazil's largest exports are soya beans, petroleum oils, and iron ores. Chile's largest exports are copper ores, refined copper, and carbonates. Argentina does not export ore, whereas they export more agricultural goods, animal and food products. Peru's main exports are petroleum oil and motor vehicles. For imports, the majority of South America imports parts for large machinery and motor vehicles.

In 2022, China was South America's biggest trading partner, followed by the US. Together they account for roughly one third of all South America's trade. Other top traders with South America are Japan and India. Regarding imports, Germany is also a key player, whereas the Netherlands is a key player in exports with South America.

CURRENCY – SOUTH AMERICAN CURRENCIES

There are many different currencies in use in South America. The table below shows the exchange rate of the seven largest economies in South America relative to one U.S. Dollar. All South American currencies surveyed depreciated relative to the U.S. Dollar over the past 5 years, though Bolivia's exchange rate has remained mostly stable over the period reviewed. Argentina's currency has depreciated the most at 2,785.53% due to currency devaluation policies implemented by the new Milei Administration.[65] Currency translation is a risk for the Subject Asset.

[64] trendeconomy.com

[65] https://www.reuters.com/markets/markets-greet-argentinas-tough-pill-fix-economy-with-cautious-optimism-2023-12-13/

	2018	2019	2020	2021	2022	2023	Value Loss
Argentina	28.1	48.2	70.6	95.1	130.7	810.8	-2,785.5%
Bolivia	6.9	6.9	6.9	6.9	6.9	6.9	-0.2%
Brazil	3.7	4.0	5.2	5.4	5.2	4.9	-32.9%
Chile	642.2	703.7	792.1	760.4	874.5	881.3	-37.2%
Columbia	2,957.4	3,280.7	3,691.3	3,744.3	4,257.7	3,887.6	-31.5%
Paraguay	5,733.7	6,236.4	6,768.1	6,777.8	6,980.5	7,298.7	-27.3%
Peru	3.3	3.3	3.5	3.9	3.8	3.7	-12.5%

Source: exchangerates.org.uk, worldbank.org as of December 31, 2023

POLITICAL ENVIRONMENT [66] [67] [68] [69] [70] [71]

Since most of LATAM's operations are based in Brazil and Chile, their country risks play a material role in health of the carrier and the South American economy as a whole.

Brazil has had a history of divided political parties and political imbalance across multiple active parties. In more recent years, Brazil has faced a number of unfavorable political factors including economic instability, corruption and polarization. Particularly in late 2022, political unrest reached a peak after President Luiz Inacio Lula Da Silva's victory over former President Jair Bolsonaro in the October elections. Lula's focus on higher spending, fewer privatization and more state-led developments caused an uproar among Bolsonaro's followers.

On January 8th, 2023, protests broke out as thousands of Bolsonaro supporters entered the Supreme Court, the presidential palace and vandalized Congress. Such an event triggered a crisis between the government and military forces and heightened political tension. One year on, as of January 2024, Lula remains in power, and Brazil's economy grew faster than expected in 2023, at 3%. Inflation is also relatively under control at 4.7%, down from the double digits seen in previous years. Unemployment is also down slightly to 7.5%. While Brazil still has concerning levels of inflation and unemployment, it appears to have stabilized somewhat over the past year. The region, however, is still prone to instability due to its history and high degree of political polarization.

Similarly, Chile has seen an increase in political risk in recent years. In 2019, widespread social protests erupted in Chile over issues such as income inequality, high cost of living and lack of access of healthcare and education. Additionally, the country's economy has been hit hard by the COVID-19 pandemic and the collapse of the global demand for copper, Chile's leading export. Furthermore, inflationary pressures and high oil prices in 2022 further exacerbated economic conditions. Economic growth continued to slow in 2023 due

[66] https://www.cnn.com/2023/01/09/americas/brazil-congress-attack-explained-intl/index.html
[67] https://www.bloomberg.com/news/articles/2023-01-26/brazil-s-defense-chief-seeks-justice-pacification-after-riots?leadSource=uverify%20wall
[68] https://www.oecd.org/economy/chile-economic-snapshot/
[69] https://www.wsj.com/articles/turmoil-and-protests-shake-latin-america-as-region-sours-on-democracy-11673886497?mod=Searchresults_pos2&page=1
[70] https://apnews.com/article/lula-brazil-first-year-economy-divide-b37b69b2ff2a478657e1cf5fb104b3f1
[71] https://www.worldbank.org/en/country/chile/overview

to the effects of massive 2021 spending, driving fiscal and monetary contraction in 2022 and 2023. In December 2023, the Chilean plebiscite rejected a reformed constitution authored by conservatives.

Latin America as a whole has seen political and economic instability in recent years. On a positive note, Chile and Brazil saw stable government leaders throughout 2023. While Chile's economy is projected to continue to contract, Brazil's has seen stronger than expected economic growth.

V. PEER MARKET ANALYSIS

According to a McKinsey & Company[72], COVID related pent up demand has put a strain on loyalty programs with increased redemptions and overpopulated high-status tiers. Some travel brands have responded by modifying loyalty program rules. Changes have included devaluing points, and increasing thresholds for redemption. While these changes result in increased profitability for the program, they have lead to customer/member dissatisfaction. Surveys conducted by McKinsey in 2021 and 2023 show declines in whether an individual would recommend their loyalty program to a friend or colleague and overall loyalty to an individual travel brand. On the other hand, successful loyalty programs have expanded the meaning of being a rewards member to their clientele, such as providing other exclusive access to events and offering a more individually tailored, personalized experience. McKinsey research has also shown that 78% of consumers are more likely to make a repeat purchase when offered a personalized experience. Overall, loyalty programs remain highly lucrative, but not all loyalty programs are equal. Understanding how one loyalty program compares to others provides insight into its own operations, performance and prospects for growth. Below is a look at relevant loyalty program metrics for other loyalty programs based in South America.

MEMBERS


Total Members
Millions
50
45
40
35
30
25
20
15
10
5
0
LATAM Pass
Smiles
TudoAzul

Source: 2023Q3 Financial Results [73]

Looking at loyalty programs of the largest South American carriers, LATAM Pass dominates the market with almost 46 million members as of September 30, 2023. GOL Linhas Aereas' Smiles and Azul's TudoAzul have 22.1 million and 16 million total members, respectively. GOL and Azul are newer airlines that are mostly domestic, while

[72] https://www.mckinsey.com/industries/travel-logistics-and-infrastructure/our-insights/travel-invented-loyalty-as-we-know-it-now-its-time-for-reinvention#/

[73] Avianca was excluded due to lack of data available.

LATAM is the only player that offers a truly international network on which one can redeem miles and has relationships with other global airlines.

[redacted]

[redacted]

Source: AAL, UAL, DAL, LUV & JBLU Q3 2023 Earnings Reports

To better gauge the size of each peer's loyalty program and the impact it has on the carrier, BK looked at what percentage of airline's revenue passenger miles are flown using award miles. The peers we have been evaluating in previous graphs did not include this data. Looking at North American carriers, American, United, and Delta generally average a range between 5% and 8%, since 2019. Southwest, however, has on average had nearly 14% of its flying through award miles. The significance of this is twofold: a higher percentage of flying means the airline makes decisions on the basis of that additional traffic and relies on it. Therefore, the costs of the entire airline are more closely tied to their loyalty program as compared to the other three carriers. However, it also indicates a higher participation level by Southwest loyalty members. Higher participation drives higher revenues for the program and Southwest overall [redacted]

DEFERRED REVENUE

[redacted]

Source: AAL, UAL, DAL, LUV & JBLU Q3 2023 Earnings Reports

There is no question that outstanding points deferred revenue is a liability as it presents an obligation that, as of the period end, each airline holds. However, it also represents dollars that will turn into passenger revenues as customers redeem them. Southwest has the largest deferred revenue balance at $5.0 billion, as of September 30, 2023, with Delta the next closest at $3.9 billion. This is followed by American, United, [redacted]

VI. FINANCIAL ANALYSIS

Past results are not a guarantee of future performance. Analysis of historical financial information, however, is essential to the valuation process. The charts below illustrate trends in [redacted]

[redacted]

Source: Provided by LATAM

[redacted] Within each region, there are marketing revenues, redemption revenues and breakage. Marketing revenues have averaged [redacted] The remainder is spread between redemption and breakage. As with the airline as a whole, LATAM Pass revenues [redacted]

[redacted]

Source: Provided by LATAM

Expenses for the loyalty program [redacted] Transportation expenses make up the majority of total expenses with an [redacted] of total expenses of the loyalty program between 2019 and 2023. Transportation cost was calculated by BK and will be discussed further in the valuation section. Program expenses were [redacted] of revenues pre-pandemic but [redacted] revenues for 2020 and 2021, respectively. However, they [redacted].

VII. VALUATION APPROACHES & METHODS CONSIDERED

As part of this valuation, BK considered three generally accepted approaches to valuation, namely the Income Approach, the Market Approach, and the Cost Approach. The Income Approach seeks to convert future economic benefits into a present value. The Market Approach relies on values indicated by comparable transactions or similar assets. The Cost Approach is based on the premise that a buyer would not pay more than it would cost to build an equivalent. Each of these approaches is described in detail below.

The Income Approach is based on the premise that the value of an asset is the present value of the future earnings capacity that is available for distribution to investors of that asset. Expected future earnings capacity can be measured by various benefit streams, such as cash flows, net income, or earnings the loyalty program could generate. The selection of a proper stream of benefits depends on various factors, such as the asset's capital structure and demand in the marketplace. Two methods commonly used in the income approach are the Discounted Cash Flow (DCF) Method and the Capitalization of Cash Flow Method. The DCF Method involves multi-period earnings forecast where periods of variability are expected and then present valuing back to the today. Capitalization involves more stable earnings streams and a one period projection that is capitalized by the discount rate minus the expected long-term growth rate.

The Market Approach involves consideration of transactions of similar assets. Third-party transactions generally represent the best estimate of value if they are done at arm's length. This approach is based on the principle of substitution which implies that a buyer will not pay more to buy a given asset than it will cost to buy a comparable property. Two methods in the market approach are the Guideline Public Company Method and the Comparable Transactions Method. Under the Guideline Public Company Method, value is derived from publicly traded stock prices of companies with similar asset operations. The Comparable Transaction Method, although similar to the Guideline Public Company Method in its use of valuation multiples, focuses on transactions involving sales of similar assets.

The Cost Approach is based on the concept of reproduction cost. A willing buyer would not pay more for an asset than the cost of a new one.

CONCLUSION

Given the nature of the asset, we concluded that use of the Cost and Market approaches would not be appropriate for this valuation engagement. It is not feasible to estimate the cost of recreation and historical (pre-COVID) market transactions would not reflect the current value of the program. The Income Approach is most applicable for this engagement. There is a strong correlation between value and its ability to generate future operating cash flows or earnings. The Discounted Cash Flow Method is most suitable for this valuation.

VIII. VALUATION

DISCOUNTED CASH FLOW METHOD

Application of the Discounted Cash Flow Method requires the preparation of a reliable forecast of the expected future cash flows that LATAM's loyalty program will generate. In this context, the program's future financial performance is a reflection of its future revenues, operating expenses, taxes, depreciation, and capital expenditures over some discrete period of time.

Forecasted cash flow must then be discounted to a present value using a discount rate that appropriately accounts for the market cost of capital as well as the risk and nature of the subject cash flows. Finally, an assumption must be made regarding the sustainable long-term rate of earnings growth at the end of the forecast period, and the terminal or residual value of the remaining cash flows must be discounted back to a present value. The sum of the present values of the forecasted cash flows and the terminal value equals the value of the enterprise.

EARNINGS FORECAST

Source of Information
BK was provided: LATAM's sales, and expenses from 2018 to 2023, membership data, expected ASK growth from 2024 to 2028, transportation cost data from 2018 to 2023, Mileage redemption usage data by region from 2017 to 2023, marketing fees, and breakage rates.

Forecast Drivers
The key drivers of BK's forecast are Airbus' global market forecasts, Boeing's commercial market outlook, BK judgement and LATAM's capacity forecasts.

Revenue
Marketing Revenue
There are two primary revenues streams. The first is from the sale of miles to third parties such as to credit cards, banks, other airlines, and other third parties. Revenues are immediately partially recognized as marketing revenues, and the remaining revenues are deferred, until the miles are redeemed and transportation is performed.

The largest component of these revenues is derived from LATAM's third-party agreements with banks that have co-brand credit cards. LATAM has co-brand credit card agreements with Banco Santander (Santander) in Chile, Banco de Credito del Peru (BCP) in Peru and with Banco Itaú in Brazil, among others previously mentioned in the report. As part of these agreements, members are awarded miles for spending.

BK estimated all marketing revenue related to the sale of miles based on historical relationships.

Transportation Revenue

The second is when a customer purchases a ticket, earning miles and then redeems the miles. When the customer redeems miles, the airline's deferred liability decreases, as redemption revenue is recognized. LATAM uses an equivalent ticket value (ETV) approach to record the value of redeemed miles. This involves considering the quantitative value a passenger receives by redeeming miles for a ticket, as opposed to paying cash. To project redemption revenue for the entire loyalty program, BK looked at the historical outstanding mileage balance, historical earn rates, and historical redemption patterns by region. As part of the projection of the mileage usage, BK estimated what an expected redemption rate will look like. This was used to forecast how many miles will be redeemed annually. BK assumed breakage in line with historical experience. From there, BK estimated what an appropriate ETV rate would be and applied it to the expected redeemed miles.

Expenses

BK was provided with the following expenses for the loyalty program from 2018 to 2023:

- Training and Resources
- Services Commissions
- Administrative Expenses
- TI
- General Costs
- Infrastructure
- External Services
- Marketing
- Wages
- Other Expenses (IT, Support, Rent, etc.)

BK analyzed the expenses above based on the most appropriate cost driver and forecasted forward based on historical relationships.

Transportation Expense

One of the material expenses associated with LATAM Pass is the cost of transporting the passengers that have redeemed miles to fly. LATAM Pass is not a separate legal entity and therefore, its revenues and expenses are integrated with that of the Airline. Since the valuation standard we have utilized is owner's value, meaning the value of these assets to LATAM, we do not think it is appropriate to use the full cost of transporting each passenger. For LATAM, the cost of transportation is not a significant additional expense, but rather an expense that they are incurring as part of their scheduled flying. However, in looking at the cash flows that stem from LATAM Pass, there is some cost that must be allocated to the program.

In trying to explore what this cost should be, BK looked at the incremental cost to LATAM. From 2018 to 2023, 10% to 13% of LATAM's RPKs were flown by passengers using mile redemptions. So, every additional passenger is not posing a major additional expense to LATAM. However, ultimately, BK felt that did not cover enough of the cost. BK was also

provided the direct cost of transportation by region on a passenger level. While BK feels the airline's entire cost structure could be allocated in some form to LATAM Pass, it is not industry practice to do so and would overburden the program. Therefore, BK's approach to valuing LATAM Pass involved using the midpoint of incremental and direct cost per RPK by region. In developing this estimate, we have relied on LATAM's direct costs per passenger by region and applied annual inflation going forward.

Forward Sales of Miles
LATAM amended its agreements with co-brand credit card agreements with Santander, and BCP and received prepayments of future mileage sales. This obligation is recorded in deferred revenue. As of December 31, 2023 [redacted] LATAM's total deferred balance of [redacted] Per LATAM management, it is expected that Santander will be repaid by [redacted] Since BK valued LATAM Pass on an enterprise value basis, the value reflects cash flows available to both debt and equity holders. BK did not adjust the cash flows for presold miles. BK views the presold miles as an obligation of LATAM Pass.

Capacity & Traffic Assumptions
BK was provided LATAM's expected capacity plan to 2028. BK projected traffic in line with LATAM's historical performance and extrapolated recovery over the next 2-3 years.

Taxes
BK applied a 27% tax rate to projected cash flows.

Depreciation and Capital Expenditures
For this type of asset, capital expenditures will be minimal. BK assumed depreciation would equate capital expenditures in the long run.

DISCOUNT RATE

The discount rate applied to the forecasted cash flows must adequately reflect the nature of the applicable investment and the risk associated with the underlying cash flows. Stated another way, the discount rate represents the total rate of return that an investor would demand given the level of risk associated with an investment.

Since this valuation is an enterprise valuation, it will reflect both debt and equity and the appropriate discount rate would be the weighted average cost of capital.

To determine the cost of equity, we used the buildup method, which starts with a risk-free rate of return and adds to it a number of identifiable risk factors. The formula for the buildup is given by: kE = rf + ri+ rm + rs + rcr + rc. The following definitions apply:

- Cost of equity capital (kE) – the return required by equity holders
- Risk-free rate (rf) – the return on government securities
- Equity risk premium (ri) – the additional return an investor expects in order to compensate for the additional risk associated with investing in equity securities instead of investing in a riskless asset; a measure of systematic risk

- Industry risk premium (rm) –is a measure of the volatility of a particular industry in comparison to the market as a whole
- Size premium (rs) – unsystematic risk attributable to the widely acknowledged fact that smaller stocks, on average, have outperformed their larger counterparts by a considerable amount over the long term
- Country risk (rcr) – risk attributable to investing within a specific country
- Specific risk (rc) – unsystematic risk attributable specifically to a subject asset

We calculated the discount rate as follows:

Calculation of Discount Rate

Discount Rate Calculation		
(1) Normalized Risk-Free Interest Rate	Rf	4.20%
(1) Equity Risk Premium	Ri	6.35%
(2) Industry Risk Premium	Rm	2.48%
(3) Size Premium	Rs	0.57%
(4) Country Risk Premium		3.52%
Company Specific Risk Premium	Rc	3.00%
Equals: Cost of Equity	**Ke**	**20.12%**
Cost of Debt		[redacted]
After Tax Cost of Debt		[redacted]
WACC		12.7%

(1) Kroll Capital Navigator

(2) Industry Risk Premium - GICS Code 203020 - Airlines

(3) Decile Size Premium - Decile 3

(4) Damodaran Weight Avg Country Risk premium for countries, as of Dec 2023

BK determined the cost of capital using the Kroll Cost of Capital Navigator. This reflects the cost of capital for LATAM as of the valuation date. The selected risk-free rate of return is typically based on observed yields for 20-year U.S. Treasury Bonds (constant maturity) and equity risk premium is typically the average historical supply side equity risk premium. In this case, BK relied on Kroll suggested risk free rate and equity risk premium, as well as Damodaran's Weighted Average Country Specific Equity Risk premiums for countries based on LATAM revenues. The average cost of debt for LATAM[74] was [redacted] Using an optimal capital structure[75], BK calculated the weighted average cost of capital to be 12.7%. Specific company risk deals with the risk of the particular asset or company and is a matter of professional judgement. LATAM is the largest carrier in Latin America and has little competition, as highlighted by their dominance in the market share. They also have

[74] [redacted]

[75] BK estimated an optimal capital structure based on comparables.

successfully emerged from bankruptcy. Further, 2023 performance for the carrier came in very strong. As a result, we think the specific company risk should be 3.0%. While the current weighted average cost of capital for the airline is 12.7%, in our view, intangible assets have lower risk than the airline as a whole. That said, we are in an uncertain time and have also provided values at a range of discount rates from 11.7% to 13.7%.

INDICATED VALUE

The present value of the net cash flow during the discrete forecast period was determined using discount rates ranging from of 11.7% to 13.7%. For purposes of performing present value calculations, we assumed that cash flows are received ratably over the course of the year (i.e., mid-point convention).

To represent cash flows outside of the discrete forecast period, it was necessary to compute a terminal period net cash flow. We applied a long-term growth rate to 2033 cash flows to estimate terminal cash flow, from which estimated depreciation and amortization and income taxes were subtracted. Terminal after-tax income was then converted to net cash flow by adding back the applicable depreciation and amortization and providing for capital expenditures. The terminal period net cash flows were then capitalized using the previously discussed discount rates less a 5% growth rate, then brought to present value using the discount rate. As LATAM emerges stronger from bankruptcy, we anticipate that they will have a strong growth trajectory going forward. As such, we have assumed 12.7% as the discount rate. With the present value of the cash flows for the discrete forecast period, the valuation of LATAM's loyalty program is in the range between $5,003,000,000 and $6,445,000,000 at a range of discount rates between 11.7% and 13.7%, as shown below. However, BK believes that **$5,631,000,000** at a discount rate of 12.7% is the most appropriate value, based on our calculation of current discount rate.

BK's DCF values of LATAM's loyalty program are also provided at varying discount rates between 11.7% and 13.7% as shown below:

Discount Rate	Valuation
13.7%	$ 5,003,000,000
13.2%	$ 5,298,000,000
12.7%	$ 5,631,000,000
12.2%	$ 6,010,000,000
11.7%	$ 6,445,000,000

IX. STATEMENT OF ASSUMPTIONS & LIMITING CONDITIONS

1. The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the valuation.
2. Financial data and other related information provided by the Client or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise's business conditions and operating results for the respective periods, except as specifically noted herein. BK has not audited, reviewed, or compiled the financial information provided to us and, accordingly, we express no audit opinion or any other form of assurance on this information.
3. Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.
4. We do not provide assurance on the achievability of the revenues by the Client because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.
5. Neither all nor any part of the contents of this report (especially the conclusion of value, the identity of any valuation analyst(s), or the firm with which such valuation analysts are connected or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication without the prior written consent and approval of BK.
6. Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of BK unless previous arrangements have been made in writing.
7. No change of any item in this valuation report shall be made by anyone other than BK, and we shall have no responsibility for any such unauthorized change.
8. Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the Subject Asset due to future Federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.
9. Except as noted, we have relied on the representations of the Client and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not the asset is free and clear of liens and encumbrances or that the entity has good title to all assets.

X. DISCLAIMER

BK Associates, Inc. has no present or contemplated future interest in the subject assets, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation and the time and budget constraints imposed by the client. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates, Inc. assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee, and any third parties in receipt of this report, agrees that BK Associates, Inc. shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

Sincerely,

BK ASSOCIATES, INC.

Peter Sullivan
Director of Intangible Asset Valuations

Simon Chang
Director

Pooja Gardemal, CPA/ABV
Managing Director
ISTAT Certified Appraiser

PS/SC/PG

Annex B: Appraisals of mba Aviation

MBA AVIATION

Valuation of:
Nine and Five-Tenths Year-Round Slots
at New York's John F. Kennedy Airport (JFK)
and London's Heathrow Airport (LHR)

Engaging Client:
LATAM Airlines Group S.A.

Date:
January 30, 2024

Headquarters:
2101 Wilson Boulevard
Suite 1001
Arlington, Virginia 22201
USA
Tel: +1 703 276 3200
Email: mba@mba.aero

Americas | Europe | Asia

ISTAT CVA
www.mba.aero

TABLE OF CONTENTS

I. INTRODUCTION AND EXECUTIVE SUMMARY 1

II. VALUE DEFINITION AND TERMINOLOGY 2

III. SLOT AUTHORITY OVERVIEW 4

IV. ANALYSIS 11

V. METHODOLOGY 27

VI. CONCLUSION OF VALUE 29

VII. RISK FACTORS 31

VIII. COVENANTS 34

IX. TABLES 36

I. INTRODUCTION AND EXECUTIVE SUMMARY

mba Aviation (mba) was retained by LATAM Airlines Group S.A. (the "Client," "LATAM," or the "Subject Entity") to perform a valuation of 18.9 slots (the "Subject Assets") at New York's John F. Kennedy Airport (JFK) and London's Heathrow Airport (LHR) (the "Subject Airports") owned by the Subject Entity. In rendering this Conclusion of Value mba relied, in part, upon information supplied by the Subject Entity. This data included but was not limited to the Subject Entity's slot allocation by airport, time period, and slot type.

mba understands that the Conclusion of Value will be used in connection with existing financing arrangements of Client. mba understands that this report may be provided to agents, lenders and other parties in connection with such financings. This Valuation Report was prepared solely for the purpose described in this paragraph and, accordingly, should not be used for any other purpose.

It is mba's opinion that based on a managed sale between a willing and knowledgeable buyer and seller, under no time pressure to complete a transaction, assuming no package discount, and based on a cash deal, the aggregate Current Market Value for the Subject Assets, as of January 2024, is US$43,246,000.

AIRPORT	SLOT TYPE	NUMBER OF SLOTS	CURRENT MARKET VALUE US$
JFK	Summer	8.0	$7,672,000
JFK	Winter	6.9	$4,346,000
LHR	Summer	2.0	$16,875,000
LHR	Winter	2.0	$14,353,000
TOTAL		**9.5**	**$43,246,000**

In rendering this Conclusion of Value, mba relied heavily on its proprietary information, such as industry knowledge of previous slot transactions at the airports in question. mba's knowledge of slot transactions is based, in part, on staff that have previously traded and acquired slots, as well as previous participation in the securitization of slots.

It is important to note that this Conclusion of Value is for the Subject Assets only. An operating slot is defined in terms of a single arrival or a single departure flight and has been valued as such in this report. This Conclusion of Value does not consider the value of any aircraft or other physical assets necessary in the actual operation of the route associated with the Subject Assets.

II. VALUE DEFINITION AND TERMINOLOGY

Certain defined terms used herein are as follows:

CURRENT MARKET VALUE

The Current Market Value is the appraiser's opinion of the most likely trading price that may be generated for an asset under market circumstances that are perceived to exist at the time in question. Current Market Value assumes that the asset is valued for its highest, best use, and the parties to the hypothetical sale transaction are willing, able, prudent, and knowledgeable and under no unusual pressure for a prompt transaction. It also assumes that the transaction would be negotiated in an open and unrestricted market on an arm's-length basis, for cash or equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers.

HDR (HIGH DENSITY RULE)

A measure adopted by the FAA in 1968 establishing an airport slot system in order to address congestion and delays at Chicago O'Hare International, Ronald Reagan Washington National, Newark Liberty International, John F. Kennedy International, and LaGuardia Airports.

MARKET APPROACH[1]

A general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold.

IATA

The International Air Transport Association (IATA) is a global trade association for the airline industry. The association currently has 301 member airlines.

PEAK DESIGNATIONS

HIGH-PEAK	A slot in an hour when operations are near or above the operational limits and is likely to be of interest to a majority of operators.
LOW-PEAK	A slot in an hour when operations are near the operational limits but with lower overall traffic demand.
NON-PEAK	A slot in an hour which might be obtained directly from the aviation authorities.

[1] Ibid.

Regulation 95/93

Council Regulation (EEC) No 95/93 is a regulation issued and adopted by the European Community on January 18, 1993. The regulation provides common rules for the allocation of slots at Community airports. It is based on the principles governing the system of slot allocation (IATA Worldwide Scheduling Guidelines), and it is for the purpose of ensuring the access of air carriers to congested airports of the Community on the basis of principles of neutrality, transparency, and non-discrimination.[2]

Slot

A permission given by a coordinator for a planned operation to use the full range of airport infrastructure necessary to arrive or depart at a Level 3 airport on a specific date and time. Airports are designated by IATA as Level 3 if the demand for airport infrastructure significantly exceeds the declared capacity and there is no practical way to alleviate the problem in the short term.[3]

Subject Airports

CODE	NAME	LOCATION
JFK	John F. Kennedy International Airport	New York, USA
LHR	London Heathrow Airport	London, England

Subject Assets

Nine and Five-Tenths Year-Round Slots at the Subject Airports.

Standard Of Value[4]

The identification of the type of value being used in a specific engagement (e.g., fair market value, fair value, investment value).

Subject Entity

LATAM Airlines Group S.A.

WSG

The Worldwide Slot Guidelines (WSG) is a set of standards published by IATA to manage airport slots at coordinated airports and planned operations at facilitated airports.

"Use-it-or-Lose-it" Rule

"Use-it-or-lose-it" rule is a regulatory requirement for airlines to operate at least 80.0% of their allocated slots to their coordinated timings or face the possible loss of historical precedence for those particular slots in the next equivalent season. This requirement was stipulated in Council Regulation (EEC) No 95/93.

---

[2] http://ec.europa.eu/transport/modes/air/airports/slots_en.htm.
[3] https://www.iata.org/policy/slots/Documents/wsg-8-english.pdf.
[4] http://web.nacva.com/TL-Website/PDF/NACVA_Professional_Standards_Incl_Review_Stnds_Effective_8-1-15_Final.pdf.

III. Slot Authority Overview

Airport slot coordination is a means of managing airport capacity through the application of a set of rules contained in the Worldwide Airport Slot Guidelines (WASG). For the purposes of airport coordination, airports are categorized by the responsible authorities according to the following levels of congestion:

Level 1: airports where the capacity of the airport infrastructure is generally adequate to meet the demands of airport users at all times.

Level 2: airports where there is potential for congestion during some periods of the day, week, or season but that can be resolved by schedule adjustments mutually agreed between the airlines and facilitator. A facilitator is appointed to facilitate the planned operations of airlines using or planning to use the airport.

Level 3: airports where capacity providers have not developed sufficient infrastructure or where governments have imposed conditions that make it impossible to meet demand. A coordinator is appointed to allocate slots to airlines and other aircraft operators using or planning to use the airport as a means of managing the declared capacity.

There are currently 213 Level 3 airports worldwide. Due to dense population centers and a lack of opportunity to expand airport infrastructure, Europe has the highest number of Level 3 airports. The Asia Pacific region contains 45 Level 3 airports, while North Asia contains 25. The fewest amount of Level 3 airports by region are in the Middle East and Africa and the Americas, which contain 20 and 13, respectively.

REGION	LEVEL 3 AIRPORTS
EUROPE	110
ASIA PACIFIC	45
NORTH ASIA	25
MIDDLE EAST AND AFRICA	20
THE AMERICAS	13
TOTAL	**213**

Source: World Airport Slot Guidelines (WASG) Northern Summer 2024 Slot Designation

UNITED STATES SLOT AUTHORITY OVERVIEW

For purposes of slots regulated by the U.S. Department of Transportation (DOT), a slot is defined as the authority for a single aircraft arrival or departure. Two slots are required to affect a transit or turnaround flight at a given airport.

The system of airport slots, as we know it today, has its roots in the High-Density Rule (HDR), a measure adopted by the Federal Aviation Administration (FAA) in 1968. This was intended to be a temporary solution to the problem of congestion and delays at five major U.S. airports: Chicago O'Hare International (ORD), Ronald Reagan Washington National Airport (DCA), Newark Liberty International (EWR), John F. Kennedy International (JFK), and LaGuardia (LGA) in New York. The HDR only applied to 1500-1959 for JFK. Upon adoption of the rule, the FAA stated that it would expire at the end of 1969 but later extended it to October 25, 1970. In 1973, it was extended indefinitely.

Initially, slots were distributed by scheduling committees. These committees were comprised of the airlines that flew to the particular high-density airport. In 1985, the DOT issued a rule replacing the scheduling committee system with one that relied on market principles to allocate slots. Under this system, known as the "buy-sell rule," slots were grandfathered to the airlines that held them at that time, creating, in theory, a free-market system by which the airlines could transfer slots among each other.[5] In this way, it was anticipated that new airlines would be able to gain access to high-density airports and also that new, smaller communities could see service added from their origin to these airports. In reality, however, new airlines and smaller communities continued to find it difficult to gain access to high-density airports. Although DOT had made it clear in its rule that the slots were not airline property and could be withdrawn at any time, airlines considered them a valuable commodity and were reluctant to sell them, especially to a new competitor.

To free up slots, the FAA adopted a "use-it-or-lose-it" rule in 1985, which was designed to prevent airlines from hoarding slots that they were not utilizing for the sole purpose of preventing a competitor from gaining use of the slot. This rule required airlines to actually use their slots to take off or land an aircraft. The use-or-lose-it provision initially required airlines to use each of their domestic slots 65.0% of the time over a two-month period. This percentage was later raised to 80.0%.

The minimum slot usage rule can be waived for exceptional reasons. After 9/11, the use-it-or-lose-it rule was waived from September 11, 2001, to April 6, 2002. In response to the coronavirus-related impact on air travel demand, the FAA announced a limited waiver of the minimum usage requirement to Operating Authorizations (slots) at JFK, LGA, and DCA which lasted between March 2020 and March 2021. The slot waiver was extended through the Summer 2021 season, allowing carriers to request relief on a case-by-case basis. The case-by-case waiver was extended for international operations only through October 2022.[6]

[5] Buy/Sell Rule: Federal Register 52180-52201, 12/20/1985.

[6] https://www.federalregister.gov/documents/2022/10/28/2022-23619/covid-19-related-relief-concerning-operations-at-chicago-ohare-international-airport-john-f-kennedy.

Most recently, the FAA has announced a limited waiver of slot usage requirements at DCA, JFK, LGA, and EWR from April 1, 2023, extended through October 26, 2024, due to DCA airport construction and runway closures. The FAA is not limiting the relief to certain hours at DCA in order to provide flexibility to carriers. However, at JFK, LGA, and EWR, the waiver applies to slots between 2100 and 2200 used for nonstop service to DCA, as well as those associated with a DCA departure between 0500 and 0659 used for nonstop service to the New York City area airports.[7] Additionally, due to air traffic control (ATC) staffing shortages, the FAA announced minimum usage requirement waivers at DCA, EWR, JFK, and LGA, which will be extended through October 27, 2024. Carriers will be permitted to voluntarily return up to ten percent of their slots held at JFK and LGA, ten percent of their approved operating timings at EWR, and impacted slots at DCA for the Winter 2023 and Summer 2024 seasons.[8]

In 1994, the FAA Act was enacted, which authorized the FAA to grant exemptions from the high-density rule in three situations. The three types of exemptions that were authorized included exemptions for new international flights to a high-density airport, service by new entrant airlines in extraordinary circumstances, and Essential Air Service[9] from small, underserved communities to high-density airports. Unlike slots, these slot exemptions, called AIR-21 exemptions, cannot be bought, or sold, except through an air carrier merger or acquisition.[10] The 1994 Act also directed the FAA to conduct a study of the HDR to consider whether slots could be eliminated. The FAA issued the study in May 1995 stating that "changing the HDR will *not* affect air safety."

The FAA eliminated slot controls at ORD in 2002, and at JFK and LGA in 2007. Slot controls at JFK and LGA expired on January 1, 2007, turning all slots and slot exemptions into Operating Authorizations.[11] In anticipation of HDR's expiration, the FAA proposed a long-term rule that would limit the number of scheduled and unscheduled operations at LGA. The FAA issued an order on December 27, 2006, adopting temporary limits during certain hours of the day. The order has been extended multiple times and remains effective until October 24, 2020.[12] JFK operated without slot controls for just one year, after its on-time performance declined from 68.5 to less than 60. The FAA issued an Order on January 1, 2008, governing scheduled arrivals and departures from 6:00–22:59, limiting movements to 81 per hour during that same time period.

In an attempt to reduce congestion and increase competition at LGA, the DOT proposed slot auctions, which would have withdrawn some slots from existing airlines and auctioned them to the highest bidder. While this plan received support from the then-current Administration, it provoked strong opposition from airlines, the Port Authority of New York and New Jersey, and individuals, and was delayed in the U.S. Court of Appeals.

---

[7] https://www.federalregister.gov/documents/2024/01/25/2024-01524/construction-related-relief-concerning-operations-at-ronald-reagan-washington-national-airport-john?utm_campaign=subscription+mailing+list&utm_medium=email&utm_source=federalregister.gov.
[8] https://www.faa.gov/media/71131#:~:text=The%20FAA%20determined%20that%20the,DCA%20and%20the%20New%20York.
[9] https://www.transportation.gov/policy/aviation-policy/small-community-rural-air-service/essential-air-service.
[10] https://www.gao.gov/assets/650/648219.pdf.
[11] Basically defined the same as a Slot.
[12] https://www.federalregister.gov/documents/2018/09/18/2018-20226/operating-limitations-at-new-york-laguardia-airport.

The auction of New York area slots was subsequently halted, while it attempted to find alternate ways to reduce air congestion. An interim order that was put in place in 2007 by the FAA to prohibit the sale of slots at LGA was extended through October 2009. Finally, in October 2009, the FAA officially rescinded the controversial plan to enact mandatory slot auctions citing the impact of the Omnibus Appropriations Act and the state of the economy in general. The only transactions carriers are able to consummate in relation to LGA slots are lease agreements. However, waivers to the "no sell" rule at LGA appear to be permissible as noted in the filing by Delta Air Lines (Delta) and US Airways slot swap.[13] Slot controls remain in operation at DCA.

In early January 2015, the FAA submitted a proposal to replace the current orders governing operation limitations in place at the New York area airports: LGA, JFK, and EWR. The proposal included a modification to the 80.0% "use-it-or-lose-it" rule, which would require a carrier to designate specific flights to a given slot. This differs from the previous enforcement, which allowed the use of the slot for any flight scheduled by the designated carrier. The modification was forecasted to increase the utilization of slots and the number of flights at the airports. The proposal suggested the implementation of an FAA-governed secondary slot market, including details of five possible alternatives. The FAA estimated the cost of the proposed rule to be US$53.1 million. The benefits were estimated to be US$74.7 million.[14] Commentary was closed in May 2015, and the Notice of Proposed Rulemaking was officially withdrawn in May 2016.

In April 2016, the FAA announced the change of EWR from a Level Three to a Level Two coordinated airport, effective October 30, 2016, opening up capacity at EWR for the Winter 2016 season.[15] A Level Two airport is one where there is potential for congestion during some periods of the day, week, or season, which can be resolved by schedule adjustments mutually agreed upon between the airlines and the facilitator.[16] A Level Three airport implements the process of slot allocation whereby it is necessary for all airlines to have a slot allocated by a coordinator in order to arrive or depart at the airport during the periods when slot allocation occurs. This change increased access to New York City, which has the busiest airspace in the world.

The 2017 AIRR act,[17] which could have privatized the FAA, possibly reconfiguring the slot system within the U.S. as a whole and potentially increasing the number of slots available per hour at DCA, was rejected in late 2017. In March 2018, an omnibus budget bill passed a six-month extension of the FAA's authorization, with the issue of FAA privatization being decided on in the negative. On October 5, 2018, the FAA Reauthorization Act of 2018 was signed, reauthorizing the FAA and related revenue authorities through September 30, 2023.[18] The Act did not alter the number of slots available at DCA. The House has passed the FAA Reauthorization Bill of 2023, which will renew funding for the FAA through 2028.[19]

[13] 75 Federal Register 7306.
[14] https://www.faa.gov/news/fact_sheets/news_story.cfm?newsId=18054.
[15] http://www.faa.gov/news/updates/?newsid=85309.
[16] https://www.iata.org/policy/slots/Documents/WSG%208.1%20-%20final.pdf.
[17] https://www.congress.gov/bill/115th-congress/house-bill/2997.
[18] https://www.whitehouse.gov/briefings-statements/president-donald-j-trump-signs-h-r-302-law/.
[19] https://schakowsky.house.gov/media/press-releases/schakowsky-statement-2023-faa-reauthorization-bill#:~:text=The%202023%20FAA%20Reauthorization%20bill,have%20frustrated%20thousands%20of%20passengers.

UNITED KINGDOM SLOT AUTHORITY OVERVIEW

Airport slots at LHR are still being allocated in accordance with European Commission (EC) Regulation 95/93.[20] When it was introduced in 1993, this regulation outlined common rules for the allocation of slots within the European Union (EU). The EU rules were later transposed into United Kingdom (U.K.) law by the Airports Slot Allocation Regulations 2006. The U.K. left the EU on January 31, 2020, and completed the Transition Period as of December 31, 2020, during which time EU law continued to be applied. Since the EU rules have been transposed into U.K. law, those rules are still being applied after December 31, 2020, until such time as the U.K. government decides to replace them with new national rules.[21] In addition, IATA has developed World Slot Guidelines (WSG) to provide a set of procedures to manage the allocation of slots at congested airports in a fair and unbiased manner. Since 1947, airlines have met twice per year to coordinate their timetables for the summer and winter seasons. Increasing congestion and operating restrictions, such as noise limits and curfews, have caused peaks in demand that exceed the capacity of certain airports. For airports where demand exceeds the number of available slots, such as LHR, the objective of the semi-annual scheduling conference is to retain, exchange, and acquire the slots necessary to operate at that airport. The way slots are allocated has consequences for how other parts of the aviation industry work. For example, slot allocation can affect competition between airlines and airports and the routes and services offered to different destinations.

Slot scarcity is a challenge in the U.K., particularly in London. London's five airports (London Luton (LTN), Stanstead (STN), London City (LCY), London Gatwick (LGW), and London Heathrow (LHR) are designated as Level 3 due to slot demand exceeding supply. Manchester (MAN), Birmingham (BHX), and Bristol (BRS) airports are also designated Level 3.


London Heathrow (LHR)

[20] http://ec.europa.eu/competition/sectors/transport/air_legislation_general.html.
[21] https://researchbriefings.files.parliament.uk/documents/CBP-9062/CBP-9062.pdf.

The basic principle of slot allocation is "grandfathering," or historic preference, where an airline retains the slots that have been allocated to them in the next scheduling period, given they have operated that slot at least 80.0% of the time in the preceding period (the "use-it-or-lose-it" rule). If an airline wishes to alter its schedule, it can exchange slots with another airline with the approval of Slot Coordinators. In the event that slots become available, they enter the slot pool and are subsequently reallocated. The slot pool encompasses slots returned by air carriers, slots lost under the "use-it-or-lose-it" rule, or new slots from higher scheduling limits. To ensure competition, at least 50.0% of any slots in the pool are allocated to new entrants, with the remaining slots allocated to incumbent carriers. Historic preference of these incumbent new slots is earned after only one season of operation. If an incumbent is awarded a new slot as a new entrant,[22] historic preference is earned after two equivalent seasons of operation.

Some slots may remain available at the end of this process because they are commercially undesirable or operationally infeasible. However, slots at the Subject Airports are in high demand and rarely become available via the slot pool. A revision to the 95/93 Regulation[23] allows for greater flexibility in the slot allocation system, allowing trading between airlines to become more commonplace. Eligible slots[24] can be traded openly on the secondary market between carriers as long as the exchanges take place transparently. In the past, the EC has introduced flexibility to the "use-it-or-lose-it" rule in times of extreme volatility to provide temporary relief to airlines. In these situations, the airlines do not have to operate their slots at the minimum 80.0% to retain historical preference. As a result of the novel coronavirus, the EC introduced slot waivers during the seasons affected by the pandemic.[25] [26] [27] [28]

Airport Coordination Limited (ACL) manages the slots at the Subject Airports in the U.K. ACL is an independent company and is responsible for data collection, schedules facilitation, and slot allocation at airports in the EU, Canada, and Asia. The operational limit for aircraft movements at LHR, as set in Local Guideline Three,[29] is 480,000. This limit covers both operations during normal operating hours (between 06:00 and 23:29) and night flights (from 23:30 to 05:59). The operational limit at LGW covers both operations during normal operating hours (between 06:00 and 22:59) and night flights (between 23:30 and 05:59). LGW maintains a night quota period from 23:30 to 05:59.

---

[22] Possible in the case of intra-member-state operations.
[23] Regulation (EC) 793/2004.
[24] Slots must be operated two consecutive seasons to qualify for secondary slot trading.
[25] https://www.bloomberg.com/news/articles/2020-03-20/airlines-win-longer-waiver-of-eu-slot-rule-to-cope-with-pandemic.
[26] https://ec.europa.eu/commission/presscorner/detail/en/STATEMENT_20_1645.
[27] https://www.acl-uk.org/wp-content/uploads/2021/02/ACL-Guidance-Treatment-of-Cancellations-following-COVID-19-Alleviation-V15.0.pdf.
[28] https://www.gov.uk/government/news/government-supports-aviation-sector-recovery-with-airport-slot-alleviation-for-summer-2022.
[29] https://www.acl-uk.org/wp-content/uploads/2016/09/Airportinfolink_LHR_localrule3.pdf.

Night flights are restricted based on noise ordinances. Flights that are allowed during this time period fall under the night quota allocation of slots, which is periodically evaluated, but preference is given to carriers that have historically flown at those times. Airlines are free to transfer night quota allocation from one route or type of service to another. If an airline exchanges slots with another airline where only one set of slots is within the night planning period, then the associated night quota allocation will transfer to the airline holding the slots within the night planning period after the exchange. All transfers or exchanges are subject to confirmation by the coordinator for feasibility.

Given Russia's invasion of Ukraine and the associated sanctions, in a rare occurrence, the slots of Russian carriers at LHR were reallocated for IATA's winter season 2022–23. Avianca, China Airlines, JetBlue, Virgin Atlantic, Vistara, and WestJet were amongst the carriers that benefited from the slot reallocation.[30]

[30] https://simpleflying.com/avianca-aeroflot-london-heathrow-slots/.

IV. Analysis

Demand for air transport service is highly cyclical and has historically been strongly correlated with economic trends. A downturn in the global economy negatively impacts the demand for passenger air travel, while economic prosperity increases consumer disposable income and ultimately increases passenger traffic. Therefore, it is important to note current economic conditions and trends. To analyze demand on a region-by-region basis, mba looked at population, unemployment, and mean annual wage over time. Generally speaking, a larger population with low unemployment and high household income will see the strongest demand for air transport and air transport infrastructure. Further, mba analyzed performance at the Subject Airports via changes in movements, passengers, and yield.

Global Industry[31] [32]

Global Passenger traffic, measured in revenue passenger kilometers (RPKs), increased 29.7% year-on-year (YoY) in November 2023, which closed the gap to pre-COVID levels to within 1.0%, signaling sustained strong demand for air travel industry-wide. As airlines continued to increase their operations, seat supply, measured in available seat kilometers (ASKs), also grew 28.6% YoY in November 2023. Global ASKs as of October 2023 have recovered to 98.2% of pre-pandemic capacity. This reflects significant progress towards full recovery for seat capacity and passenger demand. The combination signals improvements in seat occupancy, thus a sustained interest in air travel post-pandemic.

The passenger load factor (PLF) rose across all regions. It reached near pre-pandemic levels in November 2023, except for Africa and North America, where load factors had already recovered last year. At the industry level, the PLF was 81.8% in the second quarter, 0.8 percentage points (ppts) below the November 2019 level. The industry-wide improvement in load factors is a positive indicator of demand for air travel and of more profitable operations for airlines.

The near-term outlook for the global industry remains largely unchanged, with total passenger numbers expected to return to 2019 levels in early 2024 and double by 2040. Macroeconomic headwinds still skew the range of uncertainty around our short-term forecast to the downside. While global consumer price inflation likely peaked in late 2022, the higher price level continues to affect household disposable income, an impact that historically tight labor markets have so far mitigated. If the global economy slows over the coming quarters, unemployment rates might rise again and put downward pressure on the demand for air travel. On the supply side, airlines continue to face higher costs globally and capacity constraints throughout the whole air transport value chain.

[31] https://www.iata.org/en/iata-repository/publications/economic-reports/quarterly-air-transport-chartbook/.
[32] https://www.iata.org/en/iata-repository/publications/economic-reports/air-passenger-market-analysis---november-2023/.

NEW YORK JOHN F. KENNEDY INTERNATIONAL AIRPORT (JFK)

BACKGROUND

New York John F. Kennedy International Airport (JFK) is located in the Queens borough of New York City. The airport is operated by the Port Authority of New York and New Jersey, along with LGA, EWR, Stewart International (SWF), and Teterboro (TEB). The Authority is under contract with the City of New York to operate both JFK and LGA through 2050. The airport has 151 aircraft gates out of six terminals, which utilize four runways. In 2024, the airport will have about 74 airlines that serve it with 196 non-stop passenger destinations.[33]

The three largest carriers at JFK are Delta, JetBlue, and American, JFK being a hub for all three.


2024 JFK Departures by Operator
Delta Air Lines
35.6%
JetBlue Airways Corporation
26.1%
American Airlines
15.3%
Alaska Airlines
1.7%
Avianca
1.6%
British Airways
1.5%
Virgin Atlantic Airways
1.2%
Air France
0.9%
Aeromexico
0.7%
Other
15.2%
-
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000

Source: OAG Analyzer as of January 2024

In 2023, the five most popular passenger destinations from JFK Airport were Los Angeles International (LAX), London Heathrow (LHR), San Francisco International (SFO), Boston Logan International Airport (BOS), and Miami International Airport (MIA).

[33] OAG Schedules Data, as of January 2024.

Passenger Market Analysis

In 2022, JFK saw a 128.7% increase in total revenue YoY. The average segment fare and average yield increased by 47.6% and 28.2%, respectively. Movements performed increased from 2021 to 2022 by 56.0%, additionally, total passengers transported increased by 75.7% YoY. 2022 showed continued progress from 2021 towards a reversion to normal passenger movements and revenue following the pandemic. In the first nine months of 2023, there were 319.1 thousand movements performed, and 42.8 million passengers transported which translated to US$3,302.8 in total revenue, US$359.31 in average fare, and 16.31 cents in average yield.

JOHN F. KENNEDY AIRPORT (JFK)	2018	2019	2020	2021	2022	2023_9M
MOVEMENTS PERFORMED (000)	429.27	426.3	172.4	261.8	409.1	319.1
TOTAL PASSENGERS TRANSPORTED (000,000)	61.7	62.6	16.5	31.0	54.6	42.8
TOTAL REVENUE ($US MILLION)	$9,884.50	$10,348.0	$2,499.3	$4,671.4	$10,685.0	$3,302.8
AVERAGE SEGMENT FARE ($US)	$305.93	$304.21	$257.64	$224.44	$331.21	$359.31
AVERAGE YIELD (US CENTS)	14.82	14.61	13.51	12.57	16.09	16.31

Source: US DOT T100 Data; US DOT O&D Data, mba Aviation analysis as of January 2024.

New York Metro Area Demographics

In 2022, the population of the New York Metro Area (NY MSA), at 19.6 million, comprised 5.89% of the total U.S. population of 333.2 million and represented the largest metropolitan area in the country. The population estimates from 2016 to 2020 show that the total U.S. population grew by an annual rate of 0.7%, while the NY MSA increased at an annual rate of 1.0%. In 2021, NY MSA experienced a significant population decline (1.7% decline versus 0.1% increase for the U.S. as a whole). In 2022, the NY MSA continued to decline in population (0.7% decline versus 0.4% increase for the U.S.). The NY MSA provides a large portion of the demand for air travel at the NY MSA airports.



POPULATION GROWTH
New York Metro Area
United States
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
2018
2019
2020
2021
2022

Source: U.S. Census Bureau, data release date: March 2023

Note: NY MSA includes New York-Newark-Jersey City, NY-NJ-PA. Annual Estimates of the Resident Population for Metropolitan Statistical Areas in the United States: April 1, 2020, to July 1, 2022.

Unemployment in the NY MSA has typically been consistent with the national average, staying within a 0.7 percentage point difference from the national average until 2020, when it began to depart from the national average. Before 2020, the NY MSA unemployment rate had been decreasing. After spiking as a result of the pandemic, unemployment rates for the U.S. as a whole and the NY MSA have declined. The country's unemployment rate in 2023 was at 2019 levels, while NY MSA remained 0.5 percentage points higher. While the difference between the national average unemployment rate and the NY MSA unemployment has been reducing, the NY MSA rate remained higher than the national average in 2023 at 4.1% versus 3.6% for the U.S..



UNEMPLOYMENT RATE
NY Metro Area
United States
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2019
2020
2021
2022
2023

Source: U.S. Bureau of Labor Statistics, as of January 2024

Note: Country level figures are seasonally adjusted while metro level data is not.

New York City maintains a higher Mean Weekly Earnings than the national average. New York City has one of the highest Mean Weekly Earnings figures in the nation, at approximately US$1,373.00 in 2023 compared to the national average of US$1,116.00.[34] However, the growth in average earnings in New York City has been slower than the national average. The Mean Weekly Earnings in New York City have increased steadily from 2018 to 2023 at an annual rate of 2.2%, below the national average of 4.7%. Earnings marginally declined in New York City while the average earnings in the U.S. grew in 2023 (-0.7% YOY versus 5.4% YOY).[35]


WEEKLY EARNINGS
New York City
United States
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
2018
2019
2020
2021
2022
2023

Source: U.S. Bureau of Labor Statistics, Federal Reserve Bank of St. Louis, as of January 2024.
Note: Country-level figures are seasonally adjusted while metro-level data is not.

[34] U.S. Bureau of Labor Statistics.
[35] U.S. Census Estimates.

LONDON HEATHROW AIRPORT (LHR)

BACKGROUND

LHR is owned and operated by Heathrow Airport Holdings Limited (formerly BAA Limited). The Group has invested approximately £11 billion into transforming LHR's infrastructure over the last decade. Heathrow has two parallel runways. They generally operate in 'segregated mode' with arriving aircraft allocated to one runway and departing aircraft to the other. The airport is permitted to schedule up to 480,000 air transport movements per year, and in 2019, it operated at 99.1% of this limit. Each of Heathrow's four operational terminals is either new or recently refurbished. The busiest terminals are Terminals Two and Five. Terminal Two, which opened in 2014, handled 18.9 million passengers in 2019 and Terminal Five handled 32.8 million passengers in 2019.[36] LHR is served by 80 airlines, with an additional 24 through codeshares.

A set of proposals detailing three separate locations for a new runway at one of the London area airports was submitted to the Airports Commission in July 2013.[37] With all proposals increasing the number of flights and passenger capacity, the Airports Commission has named LHR as the preferred site for a new runway after a three-year investigation.[38] In June 2018, the House of Commons voted in favor of the Airports National Policy Statement (NPS) by 415 votes to 119, decisively backing plans for a new north-west runway at LHR.[39] In February 2020, the Court of Appeal ruled the plans for a third runway to be illegal, as ministers did not factor in climate factors and governmental commitments to the Paris climate agreement when they approved plans for the runway.[40] In December 2020, the U.K. Supreme Court overturned the Court of Appeals decision, allowing Heathrow to pursue permissions for the new runway.[41]

Despite the Supreme Court's 2020 ruling, there are still significant practical and political hurdles to expanding LHR with a third runway. Primarily, LHR is currently going through a leadership change from current CEO John Holland-Kaye, who believes his successor should handle the delivery of the project. Despite that, Heathrow Airport Ltd must overcome restarting the planning and proposal process.[42] This would include having to make an application to the planning inspectorate, which interested parties can contribute to. The planning inspectorate will in turn provide a recommendation to the Secretary of State. The Secretary of State would be responsible for issuing a Development Consent Order. In addition, the prevailing political atmosphere suggests there is little support for expansion that would be granted in the short or medium term. This is due to active opposition from parties that could potentially hold the balance of power for a coalition to form for expansion.

---

[36] Heathrow Airport Limited Annual Report 2019.
[37] http://mediacentre.heathrowairport.com/Press-releases/Heathrow-unveils-a-new-approach-to-third-runway-5e2.aspx.
[38] https://assets.publishing.service.gov.U.K./government/uploads/system/uploads/attachment_data/file/440316/airports-commission-final-report.pdf.
[39] https://www.gov.uk/government/news/government-sets-out-next-steps-for-heathrow-expansion.
[40]. Friends of the Earth and Others v. Secretary of State for Transport Judgement Decision. UKSC case no. C1/2019/1053, C1/2019/1056 and C1/2019/1145.
[41] [2020] UKSC 52.
[42] https://www.newcivilengineer.com/latest/whats-next-for-paused-heathrow-airport-expansion-14-02-2023/.


2024 LHR Departures by Operator
British Airways
Virgin Atlantic Airways
American Airlines
Aer Lingus
Deutsche Lufthansa AG
United Airlines
SAS Scandinavian Airlines
SWISS
Eurowings
Other
51.4%
4.9%
3.5%
3.1%
3.0%
2.9%
2.3%
1.8%
1.7%
25.5%
-
20,000
40,000
60,000
80,000
100,000
120,000
140,000

Source: OAG Schedules Full Year Data as of January 2024

LHR is the primary hub for British Airways and Virgin Atlantic Airways and is the base for oneworld alliance and Star Alliance. The five carriers with the largest presence at the airport in 2023 are British Airways, Virgin Atlantic Airways, American Airlines, Aer Lingus, and Deutsche Lufthansa AG. In 2023, the five most popular destinations from LHR were New York City (JFK), Dublin (DUB), Amsterdam (AMS), Frankfurt (FRA), and Munich (MUC).[43]

London's Heathrow remains Europe's busiest and most global connected hub.


Heathrow
59.4m passengers
+15.2m vs. 2022 9M
+34.4% vs.2022 9M
-2.6% vs. 2019 9M
Cargo 1.0m tonnes
-1.9% vs 2022 9M
-18.1% vs 2019 9M
Charles de Gaulle
50.8m passengers
+8.6m vs. 2022 9M
+20.4% vs 2022 9M
-12.4% vs 2019 9M
Schiphol
46.5m passengers
+7.0m vs. 2022 9M
+17.8% vs 2022 9M
-14.8% vs 2019 9M
Cargo 1.0m tonnes
-5.6% vs 2022 9M
-12.4% vs 2019 9M
Madrid
45.0m passengers
+8.1m vs. 2022 9M
+22.1% vs 2022 9M
-3.5% vs 2019 9M
Cargo 0.5m tonnes
+11.5% vs 2022 9M
+14.3% vs 2019 9M
Frankfurt
44.5m passengers
+8.6m vs. 2022 9M
+23.9% vs 2022 9M
-17.8% vs 2019 9M
Cargo 1.4m tonnes
-4.4% vs 2022 9M
-7.6% vs 2019 9M

Source: Heathrow (SP) Limited Results for the full year ended December 31, 2023

[43] OAG Schedules Data as of January 2024.

Passenger Market Analysis

mba analyzed the passenger market at LHR over the past five years to observe the fluctuation of traffic demand. As a result of the recovery of traffic demand globally, the YoY change during 2023 in passenger counts and air transport movements increased significantly by 28.5% and 20.5%, respectively. Prior to 2020, movements stayed flat while passenger counts increased, signaling a higher use of larger aircraft at LHR due to limits on the number of movements permitted at the slot-constrained airport.

LONDON HEATHROW (LHR)	2017	2018	2019	2020	2021	2022	2023
AIR TRANSPORT MOVEMENTS (000)	474.0	475.6	476.1	200.9	190.0	376.8	454.1
YEAR-OVER-YEAR CHANGE	*0.2%*	*0.3%*	*0.1%*	*-57.8%*	*-5.38%*	*98.3%*	*20.5%*
PASSENGERS (000,000)	78.0	80.1	80.9	22.1	19.4	61.6	79.2
YEAR-OVER-YEAR CHANGE	*3.1%*	*2.7%*	*1.0%*	*-72.7%*	*-12.9%*	*217.6%*	*28.5%*

Source: Traffic Statistics Monthly Heathrow, Heathrow (SP) Limited Results for the nine months ended 31 December 2023

Departures and arrivals for domestic travel vary between hours but show relatively consistent demand throughout the day. However, for the vast majority of travel through the airport, differences in distances and flight lengths to each destination, as well as time changes, lend to preferences for specific departure and arrival times for passengers traveling between different global regions.[44] The following chart of passenger numbers for 2023 shows the breakdown of traffic by global regions.



2023 Passenger Numbers by Market
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
160%
140%
120%
100%
80%
60%
40%
20%
0%
Europe
North America
Asia Pacific
Middle East
UK
Africa
Latin America
2023 Passengers (millions)
2023 as a % of 2019 levels

Source: Heathrow (SP) Limited Results for the nine months ended 31 December 2023

[44] http://www.heathrowairport.com/about-us/company-news-and-information/performance/airport-statistics.

United Kingdom Demographics

POPULATION GROWTH

The U.K. had an estimated 68.1 million people in 2023. The population of the U.K. has grown at a slightly faster rate than that of the EU in recent years. Between 2018 and 2023, the population of the U.K. grew at a compound annual rate of 0.55%. Historically, London has had a higher growth rate than the rest of the U.K., a trend that continued into 2023, with London's population seeing a 0.83% growth YoY compared to 0.49% in the U.K. as a whole.


POPULATION GROWTH
London
United Kingdom
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
2018
2019
2020
2021
2022
2023

Source: Greater London Authority, Office for National Statistics, 2020-based Population Projections[45]
*Projected population for 2023

[45] https://apps.london.gov.uk/population-projections/.

UNEMPLOYMENT

Unemployment in the U.K. and London has been dropping over the past five years until 2020. The unemployment rate in London has traditionally been above that of the U.K. as a whole over the years studied. In the past five years, the unemployment rate in the U.K. was at its highest in 2020, with 4.5% unemployment, and the lowest in 2022, with 3.7% unemployment. Unemployment in London has decreased steadily over the last decade to 4.5% in 2019. Both London and the U.K. have seen increases in unemployment in 2020. London saw a decrease in unemployment from 5.8% in 2020, returning to 4.6% in 2023. In comparison, the U.K. saw a decrease in unemployment from 4.5% in 2020 to 4.0% in 2023.



UNEMPLOYMENT RATES
London
United Kingdom
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2019
2020
2021
2022
2023

Source: United Kingdom Office for National Statistics Unemployment Rate (Seasonally Adjusted), Data as of January 2024.
Note: Represents a simple average of monthly unemployment rates throughout each year.
Note: 2023 data is projected from July 2023.

EARNINGS

Median Earnings are consistently and significantly higher for London than for the rest of the U.K. In 2022, the median annual earnings were £42,000.00 for a London resident, as opposed to £33,400.00 for the U.K. as a whole.[46] This high level of income in London supports the demand for air travel.



MEDIAN WEEKLY EARNINGS
London
United Kingdom
£900
£800
£700
£600
£500
£400
£300
£200
£100
£-
2018
2019
2020
2021
2022

Source: United Kingdom Office for National Statistics Work Place Median Earnings, Full Time Workers.

[46] http://www.ons.gov.uk/ons/rel/ashe/annual-survey-of-hours-and-earnings/index.html.

SLOT TRANSACTIONS

It is the opinion of mba that due to the competitive nature of the markets at the Subject Airports, few peak slots will become available for sale, unless under a distressed situation. Airlines that cannot meet the use-it-or-lose-it guidelines are either leasing the slots on a short-term basis to other airlines or operating unprofitable routes in order to retain their slot rights. The small marketplace has sparse and mainly private transactions.

UNITED STATES

Slot swaps have become common among airlines. In November 2015, the U.S. Department of Justice (DOJ) filed a lawsuit to block United's effort to lease 22 takeoff and landing slots at EWR from Delta in exchange for 24 slots at JFK. In February 2014, American swapped eight slot pairs at DCA for JetBlue's 12 slot pairs at JFK, which had been leased from one another since 2010.[47] In 2011, Delta and US Airways performed a slot swap consisting of slots at LGA and DCA. Delta acquired 132 slot pairs at LGA by trading 42 slot pairs at DCA to US Airways, along with operational rights to a daily service to Sao Paulo, Brazil, and US$66.5 million in cash.[48] The continued high demand for long-term leases and swaps provides slot values with resilience during the current economic environment. Interviews with knowledgeable individuals and information obtained as to actual and potential transactions continue to support historic values and indicate slight strengthening in the lease market.

Slot swaps have also led to the outright sale of slots. In order for Delta and US Airways to gain approval by the U.S. Government for the slot swap agreement in 2011, the two airlines were required to return 32 LGA and 16 DCA slots to be auctioned by the FAA. The auction was conducted over a period of one week ending November 22, 2011, with the slots broken down into three bundles of 16 slots each (one bundle for DCA and two bundles for LGA). JetBlue was the winner of 16 DCA slots and 16 LGA slots at a price of US$40.0 million and US$32.0 million, respectively. Canadian carrier WestJet was the winner of the other LGA bundle for a price of US$17.6 million.

In addition to slot swaps, divestitures can also be required in mergers. In 2013, US Airways and American divested a total of 17 slot pairs at LGA and 52 slot pairs at DCA to gain DOJ approval of the merger. Private auctions were held in December 2013 and January 2014 for the slots at LGA and DCA, respectively, and were limited to low-cost carriers. After the first auction, it was announced that Southwest won six pairs, adding to the five pairs it was already leasing from American, and Virgin America won bids for six slot pairs at LGA.[49] In January, the slots for DCA were announced: Southwest won 28 pairs, JetBlue won 12 pairs plus eight pairs they were already leasing, and Virgin America won four pairs.[50] The DOJ stated the total transaction earned American more than US$425 million.[51]

---

[47] http://www.reuters.com/article/2014/02/13/american-jetblue-idUSL2N0LI02220140213.
[48] http://centreforaviation.com/analysis/delta-us-airways-reach-new-agreement-on-lga-dca-slot-swap-51977.
[49] http://www.nbcnews.com/business/travel/southwest-virgin-approved-laguardia-slots-f2D11702819.
[50] http://dashboard.flightglobal.com/app/#/articles/396220?context=newsstream.
[51] http://www.reuters.com/article/2014/03/10/us-americanairlines-merger-idUSBREA290YN20140310.

In December 2017, Delta Airlines and WestJet announced they had entered into a joint venture agreement, pursuant to approval by regulatory bodies in the U.S. and Canada. During the approval process, the U.S. DOT had requested the carriers to remove Swoop, WestJet's ultra-low-cost affiliate, from the alliance, as well as divest eight slot pairs at LGA as a part of the tentative anti-trust immunity approval for the venture. In November 2020, the two carriers announced that they had scrapped their proposed joint venture due to the DOT's "arbitrary and capricious" changes requested from Delta and WestJet, specifically the slot divestitures, given the COVID-19 pandemic increasing the likelihood that the slots would be sold at a "fire sale price." While the current proposal has been scrapped, the two carriers did note that they remain committed to the development of the trans-border joint venture.[52]

On January 11, 2018, Alaska Airlines and Virgin America received a single operating certificate, officially recognizing them as one airline by the FAA.[53] Through this merger, Alaska Airlines received the six slot pairs at LGA and the four slot pairs at DCA. In April 2018, Alaska Airlines entered into an agreement to lease six slot pairs at LGA and four slot pairs at DCA to Southwest.[54] The agreement expires in 2028.

In January 2021, the U.S. DOT cleared the strategic alliance between JetBlue Airways and American Airlines announced in July 2020. The DOT agreed to terminate its review of the alliance in exchange for commitments from the two carriers intended to encourage competition, namely as a result of low-cost carriers Spirit Airlines and Southwest Airlines complaining to regulators that the venture may serve as an opportunity for the carriers to keep ticket prices high amidst low competition in certain markets and between certain city-pairs dominated by the proposed alliance.

JetBlue's proposed merger with Spirit, which was announced in 2022, was blocked by the U.S. District Court on the grounds of competition in January 2024. In 2023, JetBlue had sold all of Spirit's assets at Boston Logan International Airport (BOS) and EWR, which include two gates at BOS, two gates at EWR, and 43 takeoff and landing authorizations at EWR to Allegiant, to address the Justice Departments concerns of competition. JetBlue had also agreed to relinquish five slots at Fort Lauderdale-Hollywood International Airport (FLL) and will continue facilitating Allegiant's growth.[55] JetBlue and Spirit have jointly filed an appeal.

[52] https://www.reuters.com/article/us-delta-air-westjet-idCAKBN28105J.
[53] https://www.alaskaair.com/content/travel-info/alaska-virgin/faq.
[54] http://investors.southwest.com/~/media/Files/S/Southwest-IR/LUV_2018_Annual%20Report.pdf.
[55] https://www.reuters.com/markets/deals/jetblue-agrees-sell-spirit-assets-boston-newark-allegiant-2023-09-11/.

United Kingdom

LHR slots have been among the most popular and expensive slots across all airports. In November 2022, Virgin Atlantic purchased 12 slot pairs from KLM.[56] In March 2018, Air Malta received €58 million for its two year-round slots, from a company formed by the Maltese government.[57] In February 2019, Virgin Atlantic acquired Flybe in part for its valuable LHR slots. After Flybe entered administration in March 2020, those 12 slot pairs were returned to British Airways.[58] In March 2020, it was reported that Air New Zealand had reached an agreement with an undisclosed buyer for US$27 million, in exchange for the airline's daily slot pair, as Air New Zealand plans to end their London flights.[59] Based on trade data reported by ACL, the buyer of this slot pair was United Airlines.

In March 2017, Scandinavian Airlines sold four mid-day year-round slots, with an agreement to continue operation for three years, for US$75 million.[60] In January 2017, Croatia Airlines sold two slots to Delta for US$19.5 million in order to finance engine maintenance, though they have continued operation at these slots through a lease from Delta.[61] In December 2016, Alitalia sold 20 slots to Etihad Airways (Etihad) for US$65 million.[62] Etihad, which has owned a 49.0% share in Alitalia since 2014, agreed to permit the lease of the slots by Alitalia for the subsequent five years. In February 2016, Air France-KLM Group sold a pair of early morning slots to Oman Air for a record-high price of US$75 million.[63] Air France also sold a slot for a lower price to Emirates in 2016.[64]

In October 2015, Delta acquired six previously leased LHR slots from its joint venture partner Air France-KLM.[65] In February 2014, Scandinavian Airlines sold a pair of its LHR slots to an unknown international carrier, and shortly after that, it sold another pair of LHR slots to Turkish Airlines. In March 2014, Cyprus Airways sold an LHR evening slot to Middle East Airlines.[66] In June 2014, Cyprus Airways sold an afternoon slot pair to American.[67]

---

[56] https://www.acl-uk.org/wp-content/uploads/2022/11/S23-LHR-KL-to-VS-2.pdf.
[57] https://www.timesofmalta.com/articles/view/20180319/local/air-malta-received-58m-for-its-airport-slots.673780.
[58] https://www.acl-uk.org/wp-content/uploads/2020/03/LHR-S20-BE-BA.pdf.
[59] https://www.forbes.com/sites/willhorton1/2020/03/06/air-new-zealand-sells-london-heathrow-airport-slot-for-27-million/#27bc9ec5763d.
[60] https://www.businesstraveller.com/business-travel/2017/03/30/sas-sells-heathrow-slots-75-million/.
[61] http://www.investopedia.com/news/delta-purchases-five-new-heathrow-slots-dal/.
[62] https://www.ft.com/content/f5deb440-2f46-11e7-9555-23ef563ecf9a.
[63] http://www.thesundaytimes.co.U.K./sto/business/Industry/article1668028.ece.
[64] http://www.thesundaytimes.co.U.K./sto/business/Industry/article1668028.ece.
[65] http://news.delta.com/3-news-nuggets-3q-earnings-call.
[66] http://cyprus-mail.com/2014/03/13/cy-sells-heathrow-slot-to-middle-east-airlines/.
[67] http://airwaysnews.com/blog/2014/06/16/american-airlines-acquires-london-heathrow-slot-pair-for-31-million/.

In 2013, Delta acquired four slots for GBP£30.8 million.[68] This purchase was timed closely to Delta's acquisition of 49.0% of Virgin Atlantic for US$360 million.[69] Virgin Atlantic holds a substantial number of LHR slots and this transaction, coupled with the prior slot purchase, is Delta's foray into expansion of the LHR market. Another relatively unique transaction occurred when Etihad purchased six slots from Jet Airways for US$70 million in February 2013.[70] The slots were then leased back to Jet Airways, thereby creating a slot sale-leaseback transaction. It is notable that in November 2013, after the sale-leaseback relationship was established, Etihad completed a 24.0% acquisition of Jet Airways for US$330 million.[71] In April 2019, Jet Airways ceased operations and was forced to give back the three slot pairs it has been leasing from Etihad.

Looking back to some older transactions; Continental Airlines purchased four slot pairs at LHR for US$209.0 million in 2008.[72] At the time, the transaction was viewed by many as an outrageous price for slots. The high price of the slots was partly in response to a surge in demand from U.S. airlines seeking to exploit the U.S./EU "open skies" treaty, which came into force in March 2008, liberalizing transatlantic aviation.[73] This surge in demand protected LHR slots from experiencing price sensitivity due to the global crisis later that year.

In 2010, American, British Airways, and Iberia offered to give up at least four slot pairs at LHR to win antitrust clearance from the EU regulators for the planned trans-Atlantic and passenger alliance between the three. On July 20, 2010, the DOT approved these airlines for antitrust immunity on trans-Atlantic routes.

Passenger growth has continued at LHR despite movement growth stabilizing due to full capacity. Airlines are using larger aircraft to move more passengers as acquiring additional landing slots has continued to be a challenge, supporting the value increase we have seen over time.

Historically, several currencies have been used in LHR transactions in the actual settlement of the deal. However, for the most part, deals are predicated on United States Dollar (USD). The USD has been the standard measurement of value in the LHR slot world for years. Ultimately, some deals are converted to other currencies, especially if both parties' local currencies are the same. Both the Euro and the Great British Pound (GBP) sterling have been used to complete sales, but the majority of the data mba has found are in USD. In addition, most carriers discuss LHR slots in USD, making it the closest thing to a common denominator. It should be noted, however, that there is no regulated standard as to how sales must be conducted, including no regulated standard on the currency in which the transaction is conducted.

[68] http://centreforaviation.com/analysis/heathrow-airports-slot-machine-hitting-the-jackpot-again-108646.
[69] http://online.wsj.com/news/articles/SB10001424127887324478304578173003312916158.
[70] http://online.wsj.com/news/articles/SB10001424127887324662404578329720772126896.
[71] http://in.reuters.com/article/2013/10/03/etihad-jet-cabinet-idINDEE9920BU20131003.
[72] http://www.thetimes.co.U.K./tto/business/industries/transport/article2194998.ece.
[73] https://www.ft.com/content/b6a47274-e955-11dc-8365-0000779fd2ac.

V. Methodology

Standard & Premise of Value

Numerous Standards of Value exist and may be applicable for a particular valuation, depending on the purpose of that engagement. For this Valuation, the applicable Standard of Value is Fair Market Value.

Fair Market Value[74] is defined as:

> *The price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.*

The valuation premise may be either in-use (i.e., Going Concern) or in-exchange, with the determining factor being the highest and best use as considered from a market participant's perspective. The Conclusion of Value is based on an in-use valuation premise, which assumes that the slots will continue to operate into the future.

mba views International Society of Transport Aircraft Trading's (ISTAT) Current Market Value, which is defined in the ISTAT Appraisers' Program Handbook, to be synonymous with Fair Market Value and a Going Concern Premise. Accordingly, mba's valuation reflects Current Market Values for the Subject Assets herein.

[74] https://supreme.justia.com/cases/federal/us/411/546/case.html.

VALUATION APPROACH

In order to arrive at a Conclusion of Value, mba considered three generally accepted approaches to valuation, namely: the Income Approach, the Market Approach, and the Cost Approach. The Income Approach seeks to convert future economic benefits into a present value. The Market Approach relies on values indicated by similar assets or comparable transactions. The Cost Approach involves an analysis of the cost of reconstruction of a substitute asset.

Given the nature of this asset, mba has concluded that the use of the both the Cost Approach and the Income Approach would not be appropriate for this valuation. Because of the availability of recent slot transactions, mba has determined the best approach for this valuation to be the Market Approach.

mba valued the slots subject to this appraisal by conducting a review of historical slot transactions at the airports in question. Values were derived based on these comparable transactions and thorough discussions with knowledgeable individuals currently participating in the slot process for airlines and the regulatory agencies. Information on leased slots was also used to develop a terminal value for further confirmation of a likely transaction value. A historical trend analysis of several metrics mba believes indicative to slot value were used to help understand possible differences in transaction values occurring at different times in relation to the current state of these metrics. Due to variations in metrics, including passenger demand, the slots at the Subject Airport are divided into High-Peak and Low-Peak categories based on industry knowledge of desirability of slot times.

mba used a Perpetual Growth Model in conjunction with lease rates and known sale transaction values to create an initial High-Peak slot value. mba modified and adjusted the results based on time of day, perceived package pricing deals, and other information to create the expected peak value. Finally, commuter and Low-Peak slots are adjusted downward on a percentage basis from the expected peak value using both quantitative and qualitative information. These measures are used to develop an opinion as to the likely trading price of the slots.

VI. Conclusion of Value

Using data from recent transactions, mba determined values and applied weightings to develop the slot valuation as follows:

New York John F. Kennedy Airport (JFK)

The Subject Entity has retained mba to value 14.9 slots at JFK.[75] Slot restricted hours at JFK are 06:00 – 22:59.[76]

It is mba's opinion that based on a managed sale between a willing and knowledgeable buyer and seller, under no time pressure to complete a transaction, assuming no package discount, and based on a cash deal, the aggregate Current Market Value for the Subject Assets, as of January 2024, is US$12,018,000.

SLOT TYPE	TOTAL SLOTS	VALUE PER SLOT (US$)	TOTAL VALUE (US$)
HIGH-PEAK	12.9	1,838,000	$12,018,000
NON-PEAK	2.0	-	-
TOTAL	**14.9**		**$12,018,000**

[75] See Table 1 for a breakdown of the Subject Entity's slots by time.
[76] https://www.federalregister.gov/documents/2018/09/17/2018-20138/operating-limitations-at-john-f-kennedy-international-airport

London Heathrow Airport (LHR)

LATAM currently holds one summer slot pair at LHR and one winter slot pair for a total of two year-round slots.[77] In conversations with ACL, who are responsible for slot allocation and schedule facilitation at LHR, and discussions with buyers and sellers of slots, mba has determined there to be varying levels of demand at LHR. mba has broken the demand levels into five categories: High-Peak, High Mid-Peak, Low Mid-Peak, Low-Peak, and Non-Peak.

It is mba's opinion that based on a managed sale between a willing and knowledgeable buyer and seller, under no time pressure to complete a transaction, assuming no package discount, and based on a cash deal, the aggregate Current Market Value for the Subject Assets, as of January 2024, is US$31,228,000.

LHR Slot Valuation

SLOT TYPE	TOTAL SLOTS	VALUE PER SLOT (US$)	TOTAL VALUE (US$)
SUMMER HIGH MID-PEAK	1	$12,892,000	$12,892,000
SUMMER LOW MID-PEAK	1	$3,983,000	$3,983,000
TOTAL SUMMER	**2**		**$16,875,000**
WINTER HIGH MID-PEAK	1	$9,477,000	$9,477,000
WINTER LOW MID-PEAK	1	$4,876,000	$4,876,000
TOTAL WINTER	**2**		**$14,353,000**
TOTAL HEATHROW	**2**		**$31,228,000**

It is important to note that this Conclusion of Value is for the Subject Assets only. An operating slot is defined in terms of a single arrival or a single departure flight and has been valued as such in this report. This Conclusion of Value does not consider the value for any aircraft or other physical assets necessary in the actual operation of the route associated with the Subject Assets.

[77] Refer to Tables 2 and 3 for a breakdown of the Subject Entity's slots by season and time.

VII. RISK FACTORS

The Conclusion of Value in this report was determined assuming the status of various factors, including the regulatory, economic, and competitive environments remain in a similar state as experienced at the time of this report. In the event that any of the key factors affecting valuation varies materially from their current state, it could greatly affect the Conclusion of Value expressed herein. Several of the major risks associated with these valuations are outlined below.

REGULATORY RISK

The Subject Assets are currently restricted by operational limits and noise ordinances set by the government. mba's Conclusion of Value is based on the regulatory environment governing these slots remaining in its current state. Modifying the annual limit, adjusting the night quota, or building an additional runway could have an impact on the value of the slots identified in this report. Specifically in the U.K., it is anticipated that, regardless of the system devised for allocation of any new slots, current slot holders will be offered some form of protection so that they will receive a fair and equitable representation in the new system, reflective of their holdings in the current system. However, there can be no guarantee that such protections will be provided for, and no assumptions made as to the extent said protections would extend. In the event that regulatory changes occur, the Conclusion of Value contained herein could experience material change, positive or negative.

As mentioned earlier, "use-it-or-lose-it" rule is a regulatory requirement for airlines to operate at least 80.0% of their allocated slots to their coordinated timings or face the possible loss of historical precedence for those particular slots in the next equivalent season. This remains a risk if airlines are unable to operate at least 80.0%.

Airlines may also face the possible loss of their slot holdings in the event of government intervention, mass layoffs, or other adverse actions that regulatory agencies may not look favorably upon. In May 2020, Lufthansa agreed to transfer up to 24 daily takeoff and landing slots at Frankfurt and Munich airports, as a condition of the carrier's stabilization package. These slots will be distributed as three takeoff and three landing slots daily per aircraft and will be allocated to new competitors at the two airports for the first 18 months.[78] In December 2021, TAP Air Portugal agreed to transfer 18 daily slots at Lisbon (LIS) in exchange for financial aid from the EC.[79]

[78] https://www.lufthansagroup.com/en/newsroom/releases/agreement-on-lufthansas-stabilization-package.html.
[79] Batch of remedial TAP slots at Lisbon formally offered to other airlines | News | Flight Global.

The determination and allocation of slots at the slot restricted airports in the U.S. are currently issued and regulated by the DOT. In the U.S, several regulatory-related events have recently occurred. The FAA has designated EWR as a Level Two airport, eliminating slots at the airport starting October 30, 2016.[80] Based on discussions with the Port Authority of New York and New Jersey and the FAA, the designations for JFK, LGA, and DCA will not be changed in the foreseeable future. The DOT is currently investigating ways to change the current slot allocation process. It is anticipated that any new system will offer some form of protection to current slot holders, enabling them to receive fair and equitable representation in the new system, reflective of their holdings in the current system. However, there can be no guarantee as to the establishment or extent of any such protection.

There is currently an embargo on the sale of slots at LGA, although leasing remains permissible. Enabling sales of slots at LGA would have an impact on value at the airport. Additionally, if the perimeter rule at LGA that restricts flights to less than 1,500 miles at the airport were removed, it could have a positive impact on the valuation. The launch of new long-haul flights to the western U.S. could increase the value of the slots at the airport through increased traffic demand.

Economic Risk

The Conclusion of Value is based on current economic conditions in the global, U.S., and U.K. economies. The air transport industry has historically been highly influenced by economic change. Economic downturns typically have a negative impact on air travel, causing a large portion of potential passengers to delay travel or seek alternate forms of transportation. Alternatively, a period of economic prosperity would have a positive effect on passenger traffic. As the air transport industry experiences fluctuations, the value of the Subject Assets could witness similar fluctuations.

Competitive Risk

While competitive risk is closely related to regulatory risk, there are several added risk factors from a competitive perspective. The financial health of competitors holding individual slots can impact slot valuations, as a competitor that finds itself in financial peril may be forced to sell off some of its slots in a distressed sale in order to raise capital. When divesting assets in a distressed state, the assets are generally sold for below market value, as the seller is under pressure to divest the asset and, therefore, is generally forced to accept an offer below market value. If a competitor sells a slot below market value, this transaction, when used as a benchmark, may lower the values of similar slots. In the same manner, slot sales by competitors that fetch prices in excess of the Current Market Value will likely increase the values of the remaining slots. Competitive risk can also be augmented by a competitor's acquisition of additional slots, be it either by issuance of a slot authority, purchase, or swap from another competitor.

[80] https://www.faa.gov/news/updates/?newsId=85309.

FUEL COST RISK

The cost of fuel is one of the largest, and most volatile, expenses incurred by an airline. Recent history has witnessed a fuel market characterized by rapidly changing prices due to various market factors. mba determined the Conclusion of Value herein assuming fuel cost in proportion to that experienced in today's environment with growth/decline consistent with Department of Energy expectations. A rise in the cost of fuel will continue to raise the total operating expenses incurred and will, without the addition of a fuel surcharge to offset higher costs, lessen the profitability of flying routes for which slots are used. Subsequently, this decrease in profitability could lessen demand for slots and, therefore, reduce their value. However, if fuel prices decline, the airline's operating expenses will decrease, which would increase profitability of flying routes for which slots are used, and increase the demand for slots.

OTHER RISKS

There are other risks to the valuation expressed herein, including but not limited to the threat of terrorist activity, natural disasters, and pandemic illness. Any of these could have a material effect on slot valuation since such actions will generally cause a precipitous drop in the demand for air travel. For example, after the events of September 11, 2001, aircraft operations into and out of DCA were suspended. There can be no assurance that, in the event of another act of terrorism, slot-controlled, high-density airports would not be adversely affected.

VIII. COVENANTS

This Valuation Report has been prepared for the exclusive use by the Client and its lenders in connection with a Credit Agreement secured by the Subject Assets and shall not be provided to other parties by mba or the Client without the express consent of mba and the Client. Additionally, this Valuation Report should not be used for any purpose other than the purpose described in the above sentence.

Neither all nor any part of the contents of this Valuation Report, including the Conclusion of Value, the identity of any valuation analyst(s), or the firm with which such valuation analysts are connected or any reference to any of their professional designations, should be disseminated by the Client by any of their agents, to the public (through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication) or to other firms considered to be competitors to mba in the slot valuation field, without the express consent of mba. Provided that notwithstanding the foregoing, mba hereby consents to the use and distribution of this Valuation Report and the conclusions herein, including the Conclusion of Value, by the Client in connection with the loan agreement referred to above.

mba certifies that it does not have, or expect to have, any financial or other interests in the assets appraised in this Valuation Report. mba further certifies that this Valuation Report has been independently prepared and that it fully and accurately reflects mba's opinion, as of the Report Date, as to the value of the assets as defined herein and not contingent upon any predetermined value. Further compensation for the valuation was not contingent on any predetermined value.

This Valuation Report represents mba's opinion as to the value of the Subject Assets and is intended to be advisory only and are not given for, or as an inducement for any specific financial transaction. Therefore, mba assumes no financial responsibility or legal liability for actions taken or not taken by the Client or any other party with regard to the Subject Assets. mba accepts no responsibility for damages, if any, claimed by a third party as a result of decisions or actions taken based on the information contained in this Valuation Report. By accepting this Valuation Report, all parties agree to indemnify and hold harmless mba against all losses, claims and costs arising as a result of the conclusions contained in this Valuation Report and agree that mba shall bear no such responsibility or legal liability except when directly attributable to gross negligence or willful misconduct by mba.

PREPARED BY:

Anala Ravinarayan
Director | Airline & Airport Services
mba Aviation

January 30, 2024

REVIEWED BY:

Anne Agnew Correa
Senior Vice President | Airline & Airport Services
mba Aviation
Certified Valuation Analyst

IX. TABLES

TABLE 1: LATAM JOHN F. KENNEDY AIRPORT (JFK) SLOT HOLDINGS

TIME	SEASON	CLASSIFICATION	ARRIVAL	DEPARTURE
755	Winter	High-Peak	1.0	
705	Winter	High-Peak	1.0	
825	Winter	High-Peak	1.0	
2010	Winter	High-Peak	0.4	
1830	Winter	High-Peak		1.0
1800	Winter	High-Peak		1.0
2310	Winter	Non-Peak		1.0
1330	Winter	High-Peak		0.4
930	Summer	High-Peak	1.0	
735	Summer	High-Peak	1.0	
905	Summer	High-Peak	1.0	
2100	Summer	High-Peak	1.0	
2005	Summer	High-Peak		1.0
1900	Summer	High-Peak		1.0
2345	Summer	Non-Peak		1.0
1355	Summer	High-Peak		1.0

TABLE 2: SUMMER LONDON HEATHROW AIRPORT (LHR) SLOT HOLDINGS

TIME	SEASON	CLASSIFICATION	ARRIVAL	DEPARTURE
1505	Summer	High Mid-Peak	1.0	
2120	Summer	Low Mid-Peak		1.0

TABLE 3: WINTER LONDON HEATHROW AIRPORT (LHR) SLOT HOLDINGS

TIME	SEASON	CLASSIFICATION	ARRIVAL	DEPARTURE
1405	Winter	High Mid-Peak	1.0	
2005	Winter	Low Mid-Peak		1.0

Annex C: Appraisals of Ocean Tomo, LLC

OCEAN TOMO®

A PART OF JS|HELD

VALUATION OF BRAND ASSETS

OWNED BY

LATAM AIRLINES GROUP, S.A.

February 7, 2024

February 7, 2024

Nicolás Antonio Calvanese Maury
Head of Financing
LATAM Airlines Group S.A.
Avda. Presidente Riesco 5711
20th Floor
Las Condes
Santiago, Chile

Via Electronic Mail: Nicolas.calvanese@latam.com

Re: *Intellectual Property Valuation Services – LATAM Airlines Group, S.A. Brand Valuation (2023)*
Privileged & Confidential

Dear Mr. Calvanese:

As outlined in the engagement agreement dated December 26, 2023, Ocean Tomo, a part of J.S. Held ("**Ocean Tomo**") was retained by LATAM Airlines Group, S.A. ("**LATAM**" or the "**Company**") to provide valuation consulting services in support of certain current business and intellectual property ("**IP**") planning activities. Our services will be focused on an update of the valuation of certain brands owned by the Company and its affiliates (the "**Subject Assets**") which Ocean Tomo, a part of J.S. Held was engaged to perform in 2022 (the "**2022 Valuation**").

Given the assumptions and limiting conditions discussed in this report, as of February 7th, 2024, the recommended FMV of the Subject Assets is shown in the figures below.

Valuation Conclusion (Millions USD, Rounded)	Net Present Value
LATAM Passenger	$674
LATAM Cargo	$96
Total Value of IP	**$770**

This narrative report sets forth detailed information regarding the data considered in the analysis, the reasoning leading to the conclusions, the results of our investigation and analysis, and the assumptions and limiting conditions related to our valuation of the Subject Assets. This transmittal letter should not be considered without the remainder of the report.

It has been a pleasure being of service to you. Should you have any questions or require any further information, please contact the undersigned.

Very Truly Yours,

Gregory Campanella – Managing Director February 7, 2024

TABLE OF CONTENTS

1. INTRODUCTION 6
1.1. Ocean Tomo, a part of J.S. Held Background and Qualifications 6
1.2. Scope of the Engagement 6
1.3. Sources of Information 7
1.4. Standard of Value 7
1.5. Premise of Value 8
2. BACKGROUND INFORMATION 9
2.1. Subject Assets 9
2.2. Company Profile 9
2.3. Company Brands 10
2.4. Management Outlook 12
3. OVERVIEW OF ECONOMIC CONSIDERATIONS 14
3.1. Latin American Economy 14
3.2. Global Economy 15
4. OVERVIEW OF RELEVANT INDUSTRIES 16
4.1. Airline Industry 16
4.2. Economic and Industry Conclusion 17
4.3. Competitive Landscape 17
4.3.1. Competitive Players 17
5. VALUATION METHODOLOGIES 19
5.1. Methods for Determining Value 19
5.1.1. Cost Approach 19
5.1.2. Income Approach 19
5.1.3. Market Approach 20
5.2. Valuation Methodology Conclusion 21
6. VALUATION OF THE SUBJECT ASSETS – INCOME APPROACH 22
6.1. Royalty Base 22
6.2. Royalty Rates 22
6.2.1. Comparable License Agreements 23
6.2.2. Industry Transactional Data 24
6.2.3. Profitability by Brand 25
6.2.4. Royalty Rate Conclusion 25
6.3. Tax Effects 26
6.3.1 Temporary Chilean Tax Amortization Benefit 26
6.4. Discount Rate 26

6.4.1. WACC Methodology 27
6.5. Terminal Value 29
6.6. Income Approach Conclusion 29
7. **VALUATION CONCLUSION** **30**
8. **STATEMENT OF LIMITING CONDITIONS** **31**
9. **CERTIFICATION** **32**

1. INTRODUCTION

1.1. Ocean Tomo, a part of J.S. Held Background and Qualifications

Ocean Tomo provides Expert Opinion, Management Consulting, and Advisory services focused on matters involving intellectual property (IP) and other intangible assets. Practice offerings address economic damage calculations and testimony; business licensing strategy and contract interpretation; trade secret reasonable measures; asset and business valuation; strategy and risk management consulting; merger and acquisition advisory; debt and equity private placement; and IP brokerage.

Our services are built upon more than three decades of experience assessing intellectual property in the most rigorous of venues. Our financial, market, scientific, and technical experts have deep experience with tangible and intangible assets protected by intellectual property. We bring a unique understanding of the contributory value of proprietary innovation to every engagement. This is the cornerstone of our business.

As a part of J.S. Held, Ocean Tomo works alongside more than 1,500 professionals globally and assists clients – corporations, insurers, law firms, governments, and institutional investors – on complex technical, scientific, and financial matters across all assets and value at risk.

1.2. Scope of the Engagement

As outlined in the engagement agreement dated December 26, 2023, Ocean Tomo, a part of J.S. Held ("**Ocean Tomo**") was retained by LATAM Airlines Group, S.A. ("**LATAM**" or the "**Company**") to provide valuation consulting services in support of certain current business and intellectual property ("**IP**") planning activities. Our services will be focused on an update of the valuation of certain brands owned by the Company and its affiliates (the "**Subject Assets**") which Ocean Tomo, a part of J.S. Held was engaged to perform in 2022 (the "**2022 Valuation**").

During this engagement, we:

- Reviewed data supplied by LATAM regarding the Subject Assets and its business operations.
- Completed independent market research to develop estimates of undocumented data, including market size, industry trends and relevant market transactions and licensing activities.
- Created financial valuation models based on data produced by the Company, other related parties, and Ocean Tomo research. This involved a consideration of the three traditional approaches to value: cost, market, and income.
- Reviewed and considered the brand valuation analysis completed in 2022 by Ocean Tomo.
- Prepared this valuation report that outlines our assumptions, methodologies, and our opinion of the current FMV of the Subject Assets including exhibits that detail our calculations.

1.3. Sources of Information

During the course of this engagement, we reviewed information provided by LATAM including, but not limited to:

- Narrative descriptions of the various brands
- Client-provided documents and presentations
- Detail on LATAM's competitors and capacity share
- List of trademarks owned by the Company in Chile and the Rest of World
- Historical revenues and profitability for LATAM Passenger and LATAM Cargo
- Forecast revenues and profitability over the period 2023 – 2028 for LATAM Passenger and LATAM Cargo

We have had discussions with those involved in the supply of information, namely:

- Felipe Auad Klarian, Financing and Financial Risk Analyst, LATAM
- Tomas Jankelevich Schwammenhofer, LATAM
- Nicolas Antonio Calvanese Maury, LATAM

We analyzed market research reports and databases, including:

- Bloomberg financial database
- Capital IQ financial database
- Kroll (previously Duff & Phelps) Cost of Capital navigator
- IBISWorld industry reports
- ktMINE Royalty Rate database
- Markables Tradename database
- RoyaltyStat Online Royalty database
- RoyaltySource Online Royalty database
- Thomson Reuters financial database
- 2023 IATA airline industry forecasts
- SEC EDGAR public filings database
- Various company and organization websites

1.4. Standard of Value

The standard of value used for this report was "fair market value." FMV is defined as:

> The price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, each acting at arms-

length in an open and unrestricted market, when neither is under compulsion to buy or to sell and when both have reasonable knowledge of the relevant facts.[1]

1.5. Premise of Value

Our analysis focused on identifying and quantifying what sellers and buyers consider when negotiating for the sale (and license) of assets, specifically, the economic value that the buyer gains by taking ownership of the asset and the economic value that the seller gives up by transferring ownership of the asset to another party. The premise of value used was, "[v]alue in continued use, as part of a going-concern business enterprise," as described in "Valuing Intangible Assets".[2] The methodologies considered, and assumptions used are discussed in the following sections.

[1] "International Valuation Glossary," *ASA et al.*, February 24, 2022.
[2] "Valuing Intangible Assets," Robert F. Reilly and Robert P. Schweihs, *McGraw-Hill*, 1999, p. 63.

2. Background Information

2.1. Subject Assets

The FMV analysis presented in this report is related to a controlling and marketable interest in the LATAM Passenger and LATAM Cargo brands owned by the Company.

2.2. Company Profile

LATAM Airlines Group S.A. operates airlines in Chile, Brazil, Peru, Colombia and Ecuador that cover operations within those countries as well as international destinations to and from the US and Canada, Europe, Africa, Asia Pacific and other countries in Latin America, notably Argentina, Mexico, and Paraguay.[3] The Company is the most punctual airline in the world, and the largest airline by passengers carried in Latin America, providing transport services to approximately [redacted] considering both passenger and cargo operations. As of December 2023, [redacted] international destinations [redacted] LATAM Cargo operates in [redacted] As of June 30th, 2023, LATAM operated a fleet of 311 aircraft, which includes 4 aircraft classified as assets held for sale.[5]

LATAM was formerly known as LAN Airlines S.A., and after LAN Airlines acquired Brazilian rival TAM S.A. in June 2012, the Company changed its name to LATAM Airlines Group S.A. Later in August 2015, it was announced that all LATAM Airlines Group airlines would fully rebrand as LATAM, with one unified livery to be applied on all aircraft by 2018.[6] On May 26, 2020, LATAM Airlines Group S.A., along with its affiliates, filed a voluntary petition for reorganization under Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York. LATAM announced that it would continue to fly through its bankruptcy restructuring.[7] [8]

The Company had approximately $6.7 billion of net debt as of Sept 30, 2023.[9] The Company's long-term debt includes the long-term portion of its capital leases, as well as the long-term portion of loans from financial institutions, and operational leases recognized as lease liabilities as per IFRS16.[10] After successfully emerging from its reorganization process, the group continues to decrease its net leverage expecting to close 2024 at 1.9x, an approximately 50% reduction from its levels following its Chapter 11 restructuring. The Company expected to finalize 2023 with net debt of approximately $5.4 billion.[11] Figure 1 summarizes the Company's financial position as of September 2022 and September 2023.

---

[3] "LATAM Airlines Group SA," Bloomberg.com, January 17th, 2023 https://www.bloomberg.com/profile/company/LTM:CI

[4] Client-provided file entitled, "LATAM 2022 Integrated Report." p. 24-29.

[5] "Investor Relations" *latamairlinesgroup.net*, January 18th, 2023 https://www.latamairlinesgroup.net/fleet

[6] "LATAM's entire fleet to have new livery by 2018," *flightglobal.com*, https://www.flightglobal.com/latams-entire-fleet-to-have-new-livery-by-2018/117868.article

[7] S&P Capital IQ Database, accessed on January 19, 2024.

[8] "Becomes largest airline driven to bankruptcy by coronavirus," *Reuters.com*, https://www.reuters.com/article/us-latam-airlines-bankruptcy-idUSKBN2320GT

[9] S&P Capital IQ Database, accessed on January 18, 2024

[10] S&P Capital IQ Database, accessed on January 18, 2024; Discussions with Client.

[11] Client-provided file entitled, "Guidance 2024 (ENG),"

Figure 1
LATAM Q3 2023 Balance Sheet Summary[12] [13]

millions	Balance Sheet Date	
	Sept. 2022	**Sept. 2023**
Cash	$897.2	$1,629.5
Trade and Other A/R	$1,103.7	$1,447.9
Inventory	$391.1	$552.0
Other Current Assets	$525.1	$551.0
Current Assets	$2,917.1	$4,180.4
Property, Plant, and Equipment	$9,454.2	$8,745.5
Other Long-Term Assets	$4,168.4	$1,360.8
Total Assets	**$13,622.6**	**$ 14,286.7**
Trade and Other A/P	$5,404.6	$ 1,773.1
Other Current Liabilities	$8,460.4	$ 3,774.2
Current Liabilities	**$13,865.0**	**$ 5,547.3**
Long-Term Liabilities	$8,021.0	$ 8,309.7
Total Liabilities	**$21,886.0**	**$ 13,856.9**
Equity, (deficit)	($8,263.4)	$429.8
Total Liabilities and Equity	**$13,622.6**	**$ 14,286.7**

2.3. Company Brands

Our valuation analysis of the Company's brand assets was focused on the two brands described in greater detail below.

LATAM Passenger

"LATAM Passenger" refers to the brands through which the Company provides passenger air transportation services. A few of the main LATAM Passenger brands include LATAM Airlines, LATAM Airlines Brazil, LATAM Airlines Chile, LATAM Airlines Colombia, LATAM Airlines Ecuador, and LATAM Airlines Peru. LATAM is the largest airline group in Latin America and carries two times the next regional competitor in revenue and transported passengers.[14] In fiscal year 2023, approximately 87% of the Company's revenue was attributable to the LATAM Passenger brands.[15] In November 2023, LATAM completed a brand survey with 2,100 participants across the region tracking awareness, loyalty, rank, and reputation. The results of the survey

[12] Client-provided file entitled, "LATAM 3Q 2022 Results,"
[13] Client-provided file entitled, "LATAM 3Q 2023 Results,"
[14] Client-provided file, "Court-Filing-Blow-Out-Business-Plan.pdf," p. 9.
[15] Client-provided file, "SP Projections 24-28,"

were the best for LATAM Airlines Peru, with LATAM Airlines Chile following as a close second. Looking at the results based on the entire region, LATAM Airlines came to mind for 65% of participants when prompted to list airlines. Of those participants, 73% felt loyal to LATAM and rated the reputation very high. Overall, these results were positive for LATAM airlines when compared to brand awareness for the competitor airlines in the region.[16]

"LATAM Pass" is the Company's loyalty program, and as of 2023, was the fourth largest frequent flyer program in the world with 42 million members.[17] Within the framework of the unification process of the LATAM Brand in 2016, the two loyalty programs offered by the Company adopted new names: LATAM Pass (formerly, LAN Pass) and LATAM Fidelidade (formerly, TAM Fidelidade). Since then, LATAM Fidelidade has been replaced by LATAM Pass for branding consistency.[18] LATAM Pass operates four categories: Platinum, Gold, Black, and Black Signature. In Brazil, a fifth category of Gold Plus was launched in 2019, which serves an intermediate range situated between the Gold and Platinum categories.[19] The LATAM Pass loyalty program rewards the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles, or points, that can be exchanged for tickets or other products and services. Clients accumulate miles or LATAM Pass points every time they fly with LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.[20]

Given its inherent inseparability from the LATAM Passenger brand as well as its immaterial contribution to total company revenue, a separate value for LATAM Pass was not estimated. The value of LATAM Pass is, however, subsumed within the overall LATAM Passenger value.

LATAM Cargo

"LATAM Cargo" is the Company's cargo air transportation services brand. As the main air freight carrier group in Latin America, as of December 2023, [redacted]. Its exclusive cargo network contains ten destinations through North and South America, the Caribbean, and Europe – in addition to all the other destinations operated by the LATAM Passenger business.[21] LATAM Cargo transports various perishables, pharmaceuticals, large-load cargos, high-value merchandise, hazardous materials, postal and courier cargo, and live animals.[22] LATAM Cargo plays a large role in foreign trade where salmon, seed, asparagus, flowers are transported northbound, crucial for the region's exports, and auto parts and technology elements southbound, key for the region's industrial supply chains. Additionally, LATAM Cargo was critical for importing and transporting COVID-19 vaccines to South America, including free domestic transportation in Chile, Brazil, Ecuador, Colombia, and Peru under the Avión Solidario

[16] Client-provided file, "Tracking de marca Noviembre.pdf"
[17] Client-provided file, "LATAM_IntegratedReport2022," p. 92.
[18] Discussions with the Client.
[19] "LATAM Pass", *latampass.latam.com,* January 20th, https://latampass.latam.com/en_us/elite-benefits/elite-member-benefits
[20] Client-provided file, "LATAM_Integrated Report 2021_EN.pdf," p. 232.
[21] Client-provided file, "LATAM_IntegratedReport2022.pdf," p. 28-29.
[22] "What we Carry," *latamcargo.com,* January 19th, 2023 https://www.latamcargo.com/en/transport

program.[23] Cargo is transported either in the belly of passenger planes or in dedicated cargo aircraft. In FY2022, approximately 20% of the Company's revenue was attributable to the LATAM Cargo brand.[24]

Overall, $8.43 billion in revenue was attributable to LATAM for the nine-month period ended September, 2023 with approximately $12.7 billion expected for the 2024 fiscal year.[25] The following table summarizes the revenue contribution of each of the Subject Assets.

Figure 2
Historical Revenue[26]

Brand	**Fiscal Year**			
Millions	2020	2021	2022	Q1-Q3 2023
LATAM Passenger + Other	$3,125	$3,570	$7,791	$7,367
LATAM Cargo	$1,210	$1,542	$1,726	$1,062
Subject Assets Total Revenue	**$4,335**	**$5,112**	**$9,517**	**$8,429**

2.4. Management Outlook

LATAM management believes that the Company will see revenue growth for both LATAM Passenger and LATAM Cargo in FY 2024 as 2023 was a more normal year in comparison to pre-COVID-19 pandemic levels.[27] [redacted]

We believe these forecasts are reasonable given our review of industry research, comparable company data, and regional/global economic forecasts.[29] [30] [31] The forecasts are also consistent with analyst expectations regarding the company and the industry.[32] The Company's revenue forecasts through 2028 are summarized in Figure 3 below.

---

[23] Discussions with the Client, 2022
[24] Client-provided file, "SP Projections 24-28.pdf"
[25] Client-provided file, "SP Projections 24-28.pdf"; discussions with the Client.
[26] Exhibit 3.0
[27] Discussions with the Client, 2023
[28] Exhibit 3.0
[29] S&P Capital IQ Database, accessed on January 12, 2024.
[30] "Global Airlines Industry Report," *IBISWorld*, September 2023.
[31] "Industry Statistics - Fact Sheet," *IATA*, December 2023.
[32] Exhibit 3.1

Figure 3
Forecasted Revenue[33]

[redacted]

[33] Exhibit 3.0

Appraisal standards require an analysis of the relevant economic conditions that exist at the valuation date. For this engagement, we considered the Latin American and global economic environments as they may impact the valuation of the Subject Assets over the life of the valuation period. A further discussion can be found in the following sections.

3.1. Latin American Economy

The following excerpt was taken from the Deloitte Insights article, *Latin America economic outlook, November 2023*:

> … [A] robust US economy and a Chinese growth slowdown have brought Latin America to an economic crossroads. Not only does this mark a significant inflection point in the global economic landscape but also brings both challenges and unique opportunities for the region's economies.
>
> In Latin America, the economic cycle has shifted from booming growth toward greater uncertainty. GDP figures soared when economic activities reopened at the end of COVID-19–induced restrictions, and most economies regained their pre-pandemic sizes by the end of 2022, growing 7% in 2021 and 3.9% in 2022. Despite this expansion, several supply-side shocks in the world economy triggered inflation and prompted central banks to raise interest rates.
>
> As a result, Latin America began contractionary monetary policy before most advanced economies. Now that price pressures are mostly under control; the consensus is that monetary tightening should ease as well. However, this current juncture---embodied by the contradictory states of the world's two largest economies, the United States and China—requires complicated decision-making.
>
> In the United States, the Fed achieved what seemed like a "soft landing"—that is, overall price inflation was under control while the economy continued to outperform long-term expectations"" The American economy should slow down in the second half of the year and the International Monetary Fund forecasts GDP growth to stand at 1.8% in 2023. A strong economy and a more expensive US dollar would affect emerging market currencies and lead to capital outflows seeking less risky assets in the United States.
>
> Meanwhile, China is facing major economic difficulties. GDP growth did not get a boost from the relaxation of the zero-COVID-19 policy. As a result, Q2 results (6.3%) were below market expectations (7.3%). The IMF expects China to grow 5.2% in 2023, up from 3% in 2022—below the lofty average of 9% observed since 1978."" This is expected to have a profound effect on Latin America since much of its growth depends on China, which serves both as a buyer of commodities and a supplier of goods and capital.
>
> Latin American economies, dependent on both the United States and China for trade and investment, face unique challenges and opportunities. The high-interest rates in the United States present a significant hurdle for Latin American economies to cross. The Fed's monetary policy

directly impacts capital flows, exchange rates, and inflation, making it challenging for Latin American countries to lower their own interest rates to stimulate domestic growth.

With that in mind, we expect GDP growth in the region to reach 1.9% in 2023. This forecast is based on three main figures: weakening internal demand in the face of inflation, expansionary monetary policy possibly being less effective than expected, and dwindling export revenue from China. As for 2024, growth is expected to reach 2.1% on the back of a more stable inflation level, lower interest rates, and a favorable external sector.[34]

3.2. Global Economy

The following excerpt was taken from the International Monetary Fund's World Economic Outlook, published in October 2023:

> The global economy continues to recover slowly from the blows of the pandemic, Russia's invasion of Ukraine, and the cost-of-living crisis. In retrospect, the resilience has been remarkable. Despite the disruption in energy and food markets caused by the war, and the unprecedented tightening of global monetary conditions to combat decades-high inflation, the global economy has slowed, but not stalled. Yet growth remains slow and uneven, with growing global divergences. The global economy is limping along, not sprinting. Global activity bottomed out at the end of last year while inflation—both headline and underlying (core)—is gradually being brought under control. But a full recovery toward pre-pandemic trends appears increasingly out of reach, especially in emerging markets and developing economies.
>
> According to our latest projections, global growth will slow from 3.5 percent in 2022 to 3 percent this year and 2.9 percent next year, a 0.1 percentage point downgrade for 2024 from our July projections. This remains well below the historical average. Headline inflation continues to decelerate, from 9.2 percent in 2022, on a year-over-year basis, to 5.9 percent this year and 4.8 percent in 2024. Core inflation, excluding food and energy prices, is also projected to decline, albeit more gradually than headline inflation, to 4.5 percent in 2024.
>
> As a result, projections are increasingly consistent with a "soft landing" scenario, bringing inflation down without a major downturn in activity, especially in the United States, where the forecast increase in unemployment is very modest, from 3.6 to 3.9 percent by 2025. But important divergences are appearing. The slowdown is more pronounced in advanced economies than in emerging market and developing ones. Within advanced economies, the US surprised on the upside, with resilient consumption and investment, while euro area activity was revised downward. Many emerging market economies proved quite resilient and surprised on the upside, with the notable exception of China, facing growing headwinds from its real estate crisis and weakening confidence.[35]

[34] "Latin America economic outlook, November 2023," *Deloitte*, January 22, 2024.
[35] "World Economic Outlook – Navigating Global Divergences," *IMF*, October 2023, p. xiii, xiv.

As part of our analysis, we contemplated the global airline industry with an emphasis on the Latin American region where LATAM is a dominant player. The following sections provide insights into the industry in terms of recent performance and expected trends.

4.1. Airline Industry

The Global Airlines industry includes airlines that transport passengers over scheduled or nonscheduled routes, both domestically and internationally. Cargo that is transported within passenger aircraft is also included in this industry, though dedicated cargo airlines are excluded from this industry. The market is categorized into domestic and international passenger transportation, cargo transportation, as well as other airline revenue including maintenance services, excess baggage charges, reservation cancellation fees, scheduled sightseeing tours, catering services, and other miscellaneous products and charges.[36] Global demand for air travel remained strong in 2023, with the industry steadily approaching 2019 levels of passenger traffic. Following a significant 64.9% YoY upturn in 2022, industrywide passenger traffic, measured in revenue passenger kilometers (RPKs), surged by 40.1% in the first nine months of 2023, compared to the same period in the previous year. This strong performance was reflected across all regions, with North American carriers leading the recovery, benefiting from an early reopening and robust domestic demand.[37]

In 2023, Boeing estimated that traffic growth in the airline industry would grow at a rate of 6.1% from 2023 to 2044, mentioning that "the global aviation industry remains firmly on track to return to pre-pandemic traffic levels, with domestic and regional markets largely recovered. The report continues that "it remains entirely evident that aviation is not only highly resilient, but also incredibly adaptable to changing market conditions," showing the relatively inelastic demand of the industry long-term. [38]In comparison, short-term demand has shown to be highly elastic – where travel restrictions are loosened, demand quickly rebounds.[39]

Moving forward, the global airline industry is anticipated to return to growth, fueled by rising disposable incomes in emerging markets, the growth of low-cost carriers, and the development of new technologies. Low-cost carriers are expected to grow in popularity over the next five years. These airlines offer lower fares by cutting back on amenities and services. They are particularly popular with price-sensitive travelers, like students and young professionals. Airlines are increasingly using technology to improve the passenger experience. This includes online check-in, baggage tracking, and in-flight entertainment. Airlines also use technology to improve their operational efficiency, like predictive analytics, to optimize flight schedules. Ultimately, industry revenue is expected to increase at an annualized rate of 2.9% to $905.1 billion over the five year period from 2022 to 2027.[40]

[36] Global Airlines Industry Report, *Ibis World,* September 2023, p16-18
[37] Global Outlook for Air Transport, *IATA,* December 2023, p. 10,11
[38] "Commercial Market Outlook 2023-2042," *Boeing.com*, September 2023
[39] Discussions with management.
[40] Global Airlines Industry Report, *Ibis World,* September 2023, p. 17

4.2. Economic and Industry Conclusion

Despite the ongoing recovery of the Latin American and Global Economies from the aftermath of the COVID-19 pandemic, the medium-term growth outlook is favorable. In 2024, the Latin American Economy is expected to reach 2.1% growth on the back of more stable inflation levels, lower interest rates, and a favorable external sector. Although emerging markets and developing countries are projected globally to reach 4.5% growth, the region's 2.1% forecast is consistent with the historical average before the pandemic.[41] Additional stressors such as weakening internal demand in the face of inflation, expansionary monetary policy possibly being less effective than expected, and dwindling export revenue from China, continue to impact the Latin America economy into 2024, but a recession is deemed unlikely. Additionally, forecasts for the airline industry do not exhibit the same pessimism as those for the broader global economy. Based on our review of global and Latin American economic conditions we did not adjust the forecasts provided by LATAM. The forecast projections are in line with the analyst consensus and economic data of the airline industry.

4.3. Competitive Landscape

Although the four largest players account for 26.3% of the market, the global airlines market is characterized by high competition and fairly low levels of consolidation, although there has been an uptick in acquisitions over the 5 years leading up to 2023.[42] LATAM, like other airlines, competes over the following factors, including:[43]

- Fare levels
- Frequency and dependability of service
- Brand recognition
- Passenger amenities (such as frequent flyer programs)
- Availability and convenience of other passenger and cargo services

Given the scope and regulatory environment of the global airlines market, it is difficult for any operator to gain market share. Most airlines primarily operate routes in and out of their home country and anti-monopoly regulations tend to help prevent single carriers from completely dominating any particular route. Competition among airlines intensified over the five years leading to 2023, driven by an abundance of offerings by low-cost airlines. To attract customers, many airlines have introduced offerings such as internet booking, online check-in, a wide range of in-flight entertainment, and loyalty programs. Airlines are also using technology to predict demand and optimize flight schedules. However, the most exclusive advantage held by any airline is its coverage of routes. To improve access to alternative markets, airline carriers have established marketing relationships and code-sharing agreements.[44]

4.3.1. Competitive Players

LATAM operates in the geographic markets of Brazil, Chile, Argentina, Peru, Colombia, and Ecuador. Although LATAM Argentina remains an affiliate, an indefinite cessation of its domestic passenger and cargo

[41] "World Economic Outlook – Navigating Global Divergences," *IMF*, October 2023
[42] Global Airlines Industry Report, *Ibis World*, September 2023
[43] LATAM Airlines Form 20-F, 2022, p. 12.
[44] Global Airlines Industry Report, *Ibis World,* September 2023, p. 12, 22, 39.

operations was announced on June 17, 2020.[45] Within its routes to and from Latin America, LATAM's primary competitors include, but are not limited to, Avianca, Aeromexico, Copa, Azul Linhas Aereas, Jetsmart, Sky Airlines, Gol Linhas, and Aerolineas Argentinas. LATAM's competitors that operate routes to and from North America include, but are not limited to, American Airlines, United Airlines, Delta Airlines, Air Canada, Spirit Airlines, and JetBlue Airways. For routes to and from Europe and the Pacific, LATAM competes with airlines such as Air France-KLM, Lufthansa, IAG, and Qantas Airways.[46]

Apart from its passenger business, LATAM's cargo business remains highly competitive, with the United States being the main market for cargo traffic to and from Latin America. LATAM's competitors in the air cargo business on Latin America - United States routes include Atlas Air, Avianca Cargo, and American Airlines. On its Latin America - Europe routes, LATAM primarily competes with Cargolux, Lufthansa Cargo, Air France-KLM, IAG Cargo, and Qatar Airways.[47]

---

[45] LATAM Airlines Form 20-F, 2022, p. v.
[46] LATAM Airlines Form 20-F, 2022, p. 26.
[47] LATAM Airlines Form 20-F, 2022, p. 26.

5.1. Methods for Determining Value

5.1.1. Cost Approach

The Cost Approach values assets based on the cost to create and develop the assets under consideration. Values determined using this approach can also be viewed as the anticipated cost to replace the Subject Assets. There are several methods to establish value using the cost approach, with two being of particular focus. The first is the reproduction cost new method. Under this method, the valuation analyst looks to re-create the concept using the same or similar development methods and materials as the original effort. The reproduction cost new method does not account for changes in technology, higher utility from other materials, and other factors. The second method is the replacement cost new method of the cost approach. Using this method, the valuation analyst considers what it would take to re-create the concept but takes into account the impact of new technology and development on the concept re-creation effort.[48]

5.1.2. Income Approach

For property dedicated to a business enterprise, including intellectual property, future benefits resulting from use of an asset are preferably measured in terms of income. The Income Approach attempts to measure such future benefits by calculating the present value of the future income streams expected from the asset under consideration. There are a number of primary parameters that must be quantified in order to use this method, including the amount and timing of the expected cash flows attributable to the Subject Assets and the risk associated with the realization of those cash flows.

The duration and timing of the cash flow stream are determined by forecasting the useful life of the property, which can be determined in any one of several ways, such as: (1) the physical or service life of the asset, (2) the statutory or legal life of the asset, (3) the economic life of the asset or (4) the functional or technological life of the asset. The business risk associated with the realization of the stream of expected cash flows may be captured through the use of an appropriate discount rate or the inputs used to forecast the cash flows, or through a combination of these factors.

The expected future cash flow stream derived from the assets, usually a series of periodic amounts, may be quantified using a variety of approaches depending on the specific circumstances of each case. In the context of valuing intellectual property, the Relief from Royalty and Excess Earnings approaches are frequently used. The following report sections provide a discussion of each approach and how they may be used to quantify the expected cash flows attributable to intellectual property assets.

5.1.2.1. Relief from Royalty Methodology

The Relief from Royalty methodology is based on the following premise: a property's value can be measured by what the owner of the property would pay in royalties if it did not own the property and had to license it

[48] "BVR's Guide to Intellectual Property Valuation," Michael Pellegrino, 2009, p. 64.

from a third party. Alternatively, this approach may also quantify the amount of income the owner would generate by licensing the intellectual property to others.

This method requires the determination of projected royalty payments, which are derived by applying a royalty rate to an appropriate royalty base. Often the rate is a percentage applied to net revenues derived from products or services embodying the intellectual property. The royalty base is determined by projecting the expected revenues to be generated throughout the useful life of the intellectual property in question.

An appropriate royalty rate may be determined by examining actual transactions that have been negotiated between willing buyers (or licensees) and willing sellers (or licensors). Royalty rates are also often based on the amount of profits, cost savings or other income associated with the asset being valued. Once an appropriate royalty rate and base have been determined, the lump-sum fair value of the intellectual property is calculated as the net present value of the royalty payments.

5.1.2.2. Excess Earnings Methodology

The Excess Earnings methodology is based on the following premise: a property's value can be measured by the incremental earnings achieved by a proprietary product relative to an essentially identical but non-proprietary product (e.g., a generic version of the same product). The excess earnings may result from the proprietary product commanding a price premium, delivering manufacturing cost savings, or achieving larger sales quantities.

Usually, the most significant challenge in attempting to use the Excess Earnings Approach is finding a generic version of the proprietary product such that the only difference between the two is the presence or absence of the property being valued. For the earnings comparison to be appropriate, it is important that no significant other factors, aside from the property in question, contribute to the excess earnings achieved by the proprietary product. When such differences are present, the comparison may still be made as long as the impact of these differences is considered. Once the incremental earnings or cost savings have been identified, the future income is discounted to a lump-sum net present value as of the date of the valuation.

5.1.3. Market Approach

The Market Approach values assets based on comparable transactions between unrelated willing buyers (or licensees) and willing sellers (or licensors). The degree of reliance on comparable transactions depends on an assessment of whether the transactions are sufficiently similar to provide an indication of the value of the assets in question. Factors to consider include the nature of the assets transferred, the industry and products involved, the agreement terms, the date of the transaction (which gives consideration to the economic

environment in which the transaction occurred), the circumstances of the parties to the agreements and other factors that may affect the agreed-upon compensation.

5.2. Valuation Methodology Conclusion

After examination of the three primary approaches to values – cost, market, and income – we determined that the Income Approach is the most probative determinant of value for the Subject Assets. Our reasons for not selecting the Cost and Market Approaches as primary methodologies are detailed below.

We chose not to utilize the Cost Approach as a valuation methodology due to the limitations of the cost approach in relation to "going concern" valuations. These limitations include the Cost Approach's lack of consideration of all elements of future income or profit streams, market conditions, and the risk associated with receiving future economic benefits. Additionally, the challenges of assigning historical cost to trademark assets make the application of this approach inappropriate for purposes of estimating the FMV of the Subject Assets.

We considered, but ultimately did not rely upon the output of the Market Approach in our value conclusion. Brands are unique assets, and we do not believe that asset characteristics and market conditions of any comparable transactions provide an appropriate basis for comparison to the Subject Assets in the current environment. Further, we believe that the Income Approach provides a more reliable indicator of the going concern value of the Subject Assets "in-use" as contemplated by the Company.

6. VALUATION OF THE SUBJECT ASSETS – INCOME APPROACH

Our Income Approach analysis is based on the Relief from Royalty methodology, the development of which can be divided into four main input categories:

- Royalty Base
- Royalty Rate
- Tax Effects
- Discount Rate

The following sections include a discussion of each input and a summary of our analysis.

6.1. Royalty Base

[redacted]

Figure 4
Royalty Base by Brand[51]

[redacted]

6.2. Royalty Rates

Ocean Tomo conducted analyses to determine an appropriate royalty rate at which an owner could expect to license the Subject Assets. The royalty rate analysis consisted of the following steps:

---

[49] Client-provided document entitled, "SP Projections 24-28,"
[50] Exhibit 3.1
[51] Exhibit 2.3

- Identification of comparable third-party trademark license agreements through a comprehensive search of licensing databases, including Markables®, RoyaltyStat®, and RoyaltySource®;
- Evaluation of these agreements for comparability and selection of the most comparable licenses;
- Evaluation of market reports detailing relevant industry outlook;
- Evaluation of the historical/forecasted profit margins generated by LATAM;
- Selection of appropriate royalty rates based on our consideration of select third-party agreements, relevant industry outlook, historical/forecasted margins, and brand recognition.

6.2.1. Comparable License Agreements

We used the RoyaltySource® and RoyaltyStat® databases to identify royalty rates for comparable brand licensing transactions. The RoyaltyStat® database is a subscription-based database that provides access to over 10,000 intellectual property documents.[52] RoyaltySource® tracks intellectual property news and licenses related to technology (patent, know-how, trade secret, and business method), software, trademark, trade name, brand or logo, copyright and right of publicity. Specifically, RoyaltySource® applies a two-tier screening process to ensure a comprehensive database of royalty payments, without the inclusion of irrelevant records.[53]

Our search of the RoyaltyStat® database was performed using two key search group parameters: 1) agreement type; 2) keyword filters. First, the repository was filtered by agreement type, including only those agreements that were classified as "Trademark" or "Trade Name" and excluding those agreements that were also classified as "Franchise".

Second, we implemented a semantic search to find agreements that included the following keywords:

- Airplane
- Airport
- Aircraft
- Aviation
- Airline
- Airfare
- Freight
- Cruise
- Cargo
- Ferry
- Truck
- Ship
- Train
- Rail
- Bus
- Taxi
- Shuttle
- Flights
- Travel
- Fare
- Miles
- Trip
- Supply Chain
- Plane Ticket
- Flight
- Package
- Jetliner
- Jet
- Air Transportation
- Mass Transportation
- Chartered Air Transportation
- Miles Rewards

[52] https://www.royaltystat.com/royaltystat.cfm
[53] https://www.royaltysource.com/#

After completing our keyword search within the RoyaltyStat® database, we identified 27 agreements that met our criteria for further examination.

Using RoyaltySource®, we entered a similar search request for brand license agreements related to transportation and provided the keywords listed above. RoyaltySource® then outputted a large list of agreements, which we then filtered down to 16 of the most relevant agreements to observe in greater detail.

After reviewing the agreements from both RoyaltyStat® and RoyaltySource®, we selected 10 agreements deemed the most comparable to the Subject Brands. All of these agreements are trademark agreements that license trade names and marks in the air transportation industry except for two which are considered part of the cruise and bus transportation industries. Additionally, we selected five agreements that we considered qualitatively but did not include in our analysis of royalties. Two of these agreements we excluded due to a lack of comparability due to the mode of transportation, and the remaining were excluded to lack of comparability in the royalty base and circumstances surrounding the transaction. The majority of the licenses considered in our analysis are between related parties due to the lack of licensing between third parties in the airline and transportation industries. The royalty rates from these 10 selected licenses ranged from 0.0% to 2.5% of revenue, with a median of 0.5%, and an average ranging from 0.5% to 0.8%. See Exhibit 3.3 for detailed summaries of the selected comparable licenses in the transportation industry. The same search criteria used for the 2022 Valuation did not result in additional relevant licensing agreements.

6.2.2. Industry Transactional Data

Industry transactional data was obtained from the Markables® database. Unlike other intellectual property databases, Markables® gathers its data from purchase price allocations and other filings published in SEC disclosures with each record containing trademark value, revenues, reported or implied royalty rates, customer value, enterprise value, trademark profit split, and a detailed description of the business as of the valuation.[54]

As the LATAM Cargo brand is distinct from the LATAM Passenger brand, we looked at transactions both in the air transportation and air freight industries. Through the Central Product Classification System used by Markables®, we isolated 45 licenses within the air transport industry under the CPC code titled "Long-distance transport service of passengers" and eight within the freight transportation industry under the CPC code titled "Freight transport services". After reviewing all of the licenses, we selected 27 within the air transport industry and five within the cargo industry that we deemed the most comparable to the Subject Assets.

To obtain a more accurate breakdown of royalty rates in the air transport industry, we categorized licenses by purchase price allocations and trademark-only deals, transfer pricing agreements, and fresh start accounting and impairment tests. Within the PPA/trademark category, we further divided licenses on the condition of whether licensor's revenues exceeded or did not exceed $1 billion USD. See Exhibit 3.5 for detailed summaries of the selected comparable licenses in the cargo industry and Exhibit 3.4 for detailed summaries of the selected comparable licenses in the air transport industry. Below is a summary of the royalty rate

---

[54] "Intellectual Property Valuations for License and Other Transfer Purposes Part 1," Robert Reilly et. al., *les Nouvelles - Journal of the Licensing Executives Society*, Volume LIII No. 2, June 2018.

statistics. As with the comparable licensing data, the same search criteria used for the 2022 Valuation did not result in additional relevant industry transactions.

Figure 5

[redacted]

6.2.3. Profitability by Brand

The profitability of the LATAM brands was another consideration in our selection of an appropriate royalty rate for each region. A licensee's expected profitability is a key consideration when entering into a license agreement and agreeing to a reasonable royalty rate, as a licensee's profitability must be able to support the royalty necessary for use of the IP. In this case, the Company's stabilized level of profitability is sufficient to cover the royalties outlined in the sections above.

The figure below shows the historical and forecasted profitability of the LATAM brands over the period 2020 to 2028. 2023 is included in the forecast period as a full year of historical profitability for this period is not yet available.

Figure 6

Forecasted Profitability of Subject Brands (EBIT Margins)[56]

	Historical			[redacted]
	2020	2021	2022	
LATAM Passenger and Cargo	-38.4%	-21.9%	-1.3%	

6.2.4. Royalty Rate Conclusion

In the determination of royalty rates for the Subject Assets, we considered both the comparable license agreements and industry transactional data. After considering these rates in conjunction with the historical

[55] Exhibit 3.3, 3.4, and 3.5

[56] Exhibit 3.0

and expected performance of the individual brands, industry and economic expectations, and brand recognition, we concluded that the royalty rates as a percentage of net sales shown in the figure below are appropriate for the Subject Brands. We selected rates near the high-end of the medians and means implied by the royalty data to account for LATAM's strong brand recognition, profitability, and status as a market leader. We reviewed the market and company-specific factors described above and determined the royalty rate required no material change from the 2022 Valuation.

Figure 7
Selected Royalty Rates for the Subject Brands[57]

Brand	Royalty Rate
LATAM Passenger	0.60%
LATAM Cargo	0.65%

6.3. Tax Effects

Royalty income (or royalty savings) associated with the Subject Assets was determined on an after-tax basis. In Chile, the mandatory regime for large enterprises such as LATAM Airlines Group S.A. is the partially integrated system and the corporate income tax rate for companies under this regime is 27.0%.[58] As such, we selected a 27.0% tax rate for this analysis.

6.3.1 Temporary Chilean Tax Amortization Benefit

On September 2, 2020, Chile enacted Law 21.256 which temporarily allowed for the immediate tax amortization of 100% of intangible assets acquired between June 1, 2020, and December 31, 2022.[59] This temporary law expired on December 31,2022. Accordingly, no amortization tax benefit is included in the current valuation.

6.4. Discount Rate

A fundamental step in financial valuations is the determination of a lump-sum value of an asset as of a prescribed date, known as a Net Present Value ("**NPV**"). Such NPV calculations are dependent on the forecasted income stream, the timing of payments, and a discount rate. In previous sections, we presented our opinions on the forecasted benefits offered by the Subject Assets in terms of a royalty base and royalty rate. In this section, we provide our rationale for the determination of an appropriate rate of return used to discount the cash flows.

---

[57] Exhibit 2.3
[58] "Chile Corporate – Taxes on corporate income" *taxsummaries.pwc.com,* https://taxsummaries.pwc.com/chile/corporate/taxes-on-corporate-income
[59] "Chile enacts new COVID-19 tax incentives package," *ey.com,* https://www.ey.com/en_gl/tax-alerts/chile-enacts-new-covid-19-tax-incentives-package

6.4.1. WACC Methodology

To determine a baseline for the discount rate used for cash flows associated with the Subject Assets, we first calculated an appropriate Weighted-Average Cost of Capital ("**WACC**"). The WACC is made up of two components: 1) cost of equity and 2) cost of debt.

6.4.1.1. Cost of Equity

We estimated the cost of equity based on the Capital Asset Pricing Model ("**CAPM**") described below. Under this method, the cost of equity is calculated as the sum of the following inputs:

- Risk-free rate
- Equity risk premium multiplied by Beta
- Size risk premium
- Country risk premium
- Unsystematic risk factor

6.4.1.1.1. Risk-free Rate

The 3.5% risk-free rate is based on the Kroll Normalized Rate, which considers the spot rate of 20-year U.S. government bonds, but also "normalizes" the rate during periods when it appears to be abnormally low due to flight to quality or massive central bank monetary interventions.[60]

6.4.1.1.2. Equity Risk Premium

The equity risk premium of 5.5% is the Kroll recommended rate and is based on empirical returns for equity securities observed in excess of returns on risk-free U.S. Treasury securities. It also considers a broad range of economic information and multiple equity risk premium recommendations to arrive at the estimate (see footnote for more detail).[61] The equity risk premium is the risk of holding equities rather than a "risk free" investment such as U.S. treasury bonds.

6.4.1.1.3. Beta

As the equity risk premium is reflective of risk for the overall market, an adjustment is made using a company's beta to capture certain systematic risk that is unavoidable and cannot be eliminated through diversification.

---

[60] Kroll Cost of Capital Navigator, accessed on January 17, 2024.

[61] "Kroll employs a multi-faceted analysis to estimate the conditional ERP that takes into account a broad range of economic information and multiple ERP estimation methodologies to arrive at its recommendation. First, a reasonable range of normal or unconditional ERP is established. Second, based on current economic conditions, Kroll estimates where in the range the true ERP likely lies (top, bottom, or middle) by examining the current state of the economy (both by examining the level of stock indices as a forward indicator and examining economic forecasts), as well as the implied equity volatility and corporate spreads as indicators of perceived risk. Finally, Kroll examine other indicators that may provide a more quantitative view of where they are within the range of reasonable long-term estimates for the U.S. ERP."

In order to compute a beta value, we relied upon betas from a group of publicly traded peer companies (Guideline Public Companies, or "**GPC(s)**") we identified.[62] These values are reflective of levered betas, meaning that they include the effects of leverage due to debt financing and thus are higher (i.e., riskier) than unlevered beta values. Each GPC's levered beta was unlevered utilizing their capital structure. Next, the median unlevered beta was calculated from the group of GPCs. Finally, the median beta values were re-levered using an assumed industry capital structure comprised of approximately 34% equity and 66% debt capital – based on the median capital structures observed from the GPC set. A re-levered beta of 1.27 was used for the Company in this analysis.

6.4.1.1.4. Size Premium, Country Risk Premium, and Unsystematic Risk Premium

Stocks of smaller companies are generally riskier than those of larger companies traded on stock exchanges. Therefore, we selected a 0.57% size risk premium for LATAM, consistent with firms in the 4th decile based on a market capitalization of $6.3 billion.[63] To account for differences in sovereign debt burdens, we applied Chile's country risk premium of 1.2% using NYU professor Aswath Damodaran's database of country default spreads and risk premiums.[64]

We did not apply an unsystematic risk factor (also known as alpha.) This is due to the Company's progress towards restructuring and exiting bankruptcy, and the fact that the Company's financial forecasts were in line with, or in some cases more conservative, than analyst estimates.

6.4.1.1.5. Cost of Equity Determination

This CAPM analysis resulted in a cost of equity of 12.3% for the discount rate, calculated according to the following formula:

Risk-free Rate + Beta * (Equity Risk Premium) + Size Premium + Country Risk Premium + Unsystematic Risk Factor

6.4.1.2. Cost of Debt

The cost of debt is the second component considered in the computation of the WACC. We selected a pre-tax cost of debt of 8.1% based on the Passenger Airline industry median cost of debt.[65] Applying the applicable Chilean tax rate of 27.0% results in an after-tax cost of debt of 5.9%.

6.4.1.3. WACC Determination

In order to calculate the WACC, the cost of equity is multiplied by the percent of equity financing and is added to the product of the after-tax cost of debt and percent of debt financing. The median percentages of equity and debt financing from the GPCs were used in calculating the WACC.

---

[62] Exhibit 3.7

[63] Kroll Cost of Capital Navigator, accessed on January 17, 2024.

[64] "Country Default Spreads and Risk Premiums" *pages.stern.nyu.edu,* http://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/ctryprem.html

[65] Kroll Cost of Capital Navigator, accessed on January 17, 2024

Lastly, a 2.5% intangible asset premium was added in order to account for the additional risk associated with the intangible asset class. This resulted in a discount rate of approximately 11.0%.[66]

6.5. Terminal Value

The LATAM Passenger and LATAM Cargo brands are considered to have indefinite useful lives, as the Company plans to continue using them for the foreseeable future. To estimate the long-term or perpetual growth of an entity's revenues, it is appropriate to use a rate similar to the growth rate of the economy in which it operates. LATAM operates in nine geographical markets, including Peru, Argentina, U.S.A., Europe, Colombia, Brazil, Ecuador, Chile, and Asia-Pacific.[67]

First, we determined the average revenue generated in the past two years in each of these regions. Using various sources, we then obtained the forecasted GDP growth rates for each of the regions and weighted these rates by LATAM's average revenue in each region to calculate an overall weighted-average terminal growth rate of 2.5%. This growth rate can be sustained in perpetuity, enabling us to estimate the value of all future cash flows beyond a point in time, known as the terminal value for a going concern business. In order to determine the timing and rate at which a firm's growth will diminish to a stable, long-term rate, we look at a firm's size (relative to the market that it serves), its current growth rate, and its competitive advantage.[68]

6.6. Income Approach Conclusion

The NPV of the Subject Brands utilizing the Relief from Royalty methodology of the Income Approach is shown the figure below.

Figure 8
Income Approach Conclusion – Subject Brands (Millions USD, Rounded)[69]

Brand	Net Present Value	Percent of Total
LATAM Passenger	$674	88%
LATAM Cargo	$96	12%
Total	$770	100%

[66] Exhibit 3.6
[67] Exhibit 2.3
[68] "Course in Valuation: Estimating Terminal Value" *people.stern.nyu.edu*, http://people.stern.nyu.edu/adamodar/pdfiles/papers/termvalue.pdf
[69] Exhibit 2.0 and 2.1

7. VALUATION CONCLUSION

For the reasons stated in this report, we have relied primarily upon the Income approach to arrive at the current FMV of the Subject Assets. Based on our analysis, the recommended fair market value of the Subject Assets is as presented below:

Figure 9
Recommended Fair Market Value – Subject Assets (Millions USD, Rounded)[70]

Brand	Fair Market Value	Percent of Total
LATAM Passenger	$674	88%
LATAM Cargo	$96	12%
Total	**$770**	**100%**

[70] Exhibit 2.0 and 2.1

8. Statement of Limiting Conditions

The purpose of this analysis is to estimate the FMV of the Subject Assets as of the Valuation Date. Neither Ocean Tomo nor any of its employees has any present or contemplated future interest in the assets valued in this report. Ocean Tomo's compensation is fee-based, and neither our employment nor our compensation is in any way contingent upon the estimates contained in this report.

- The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the valuation.
- Financial statements, technical information, and other information provided by the Client or its representatives, in the course of this Engagement, have been accepted without any verification as fully and correctly reflecting the enterprise's business condition, except as specifically noted herein. Ocean Tomo, a part of J.S. Held expresses no form of assurance on this information.
- Public information and industry and statistical information have been obtained from sources we believe to be reliable. However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.
- We do not provide assurance on the achievability of the results forecasted because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.
- This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein. They are not intended for use for any other purpose or by any other party for any purpose. Furthermore, the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever. The conclusion of value represents the considered opinion of Ocean Tomo, a part of J.S. Held based on information furnished to them by the Client and other sources.
- Future services regarding the subject matter of this report, including, but not limited to testimony or attendance in court, shall not be required of Ocean Tomo, a part of J.S. Held unless previous arrangements have been made in writing.
- No change of any item in this appraisal report shall be made by anyone other than Ocean Tomo, a part of J.S. Held, and we shall have no responsibility for any such unauthorized change.
- Except as noted, we have relied on the representations of the owners, management, and other third parties concerning the value and useful condition of the assets that are the subject of this report, except as specifically stated to the contrary in this report. We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.
- None of the information contained within should be viewed as legal advice or tax advice.

9. CERTIFICATION

It is hereby certified that:

- The statements of fact contained in this report are true and correct.
- The analyses, opinions, and conclusions set forth in this report are limited only by the assumptions and limiting conditions (imposed by the terms of the assignment or by the undersigned) set forth by this report, and are our personal, unbiased, professional analyses, opinions, and conclusions.
- Where applicable, this report has been made in conformity with the requirements the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation.
- Ocean Tomo, a part of J.S. Held has no present or contemplated future interest in the Subject Assets nor any personal interest or bias in the subject matter or the parties involved.
- The Engagement of Ocean Tomo, a part of J.S. Held in this assignment was not contingent upon developing or reporting predetermined results.
- Neither the appraisal assignment nor the amount of the fee is contingent upon developing or reporting a predetermined value, requested minimum value, a direction in the value that favors the cause of the client, or a specific valuation, nor is our compensation contingent upon an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report, or the occurrence of a subsequent event directly related to the intended use of this report.
- Greg Campanella, Noor Al-Banna, and Brent Hull prepared the analyses, conclusions, or opinions contained herein.

Should you have any questions regarding the foregoing value estimates or require any further information, please contact the undersigned:

Greg Campanella February 7, 2024

Noor Al-Banna February 7, 2024

Brent Hull February 7, 2024

OCEAN TOMO®

A PART OF JS|HELD

200 West Madison, Suite 1020
Chicago, Illinois 60606
(312) 327-4400 Ph
(312) 327-4401 Fx
www.oceantomo.com

Exhibits

TABLE OF CONTENTS

Exhibit Title	Exhibit Number
Summary	
Summary Of Valuation Analysis	1.0
Income Approach	
Net Present Value Calculation - LATAM Passenger	2.0
Net Present Value Calculation - LATAM Cargo	2.1
Royalty Income	2.2
Terminal Growth Rate Calculation	2.3
Workpapers	
LATAM Historical and Forecasted Financials	3.0
Equity Analysts and Industry Analysts Forecasts of LATAM	3.1
Comparable Public Company Metrics	3.2
Comparable Trademark Licenses	3.3
Implied Royalty Rates - Passenger	3.4
Implied Royalty Rates - Cargo	3.5
Discount Rate Calculation	3.6
Guideline Public Company Betas	3.7
Input Comparison	4.0

SUMMARY OF VALUATION ANALYSIS

Exhibit 1.0

USD, *Millions*

Brands	Income Approach [1] NPV		Income Approach [1] % of Total
LATAM Passenger	$	674	88%
LATAM Cargo	$	96	12%
Total Value of IP	**$**	**770**	

Notes:

[1] Exhibits 2.0 - 2.1

NET PRESENT VALUE CALCULATION - LATAM PASSENGER

Exhibit 2.0

USD, *Millions*

[redacted]

NET PRESENT VALUE CALCULATION - LATAM CARGO

Exhibit 2.1

USD, *Millions*

[redacted]

ROYALTY INCOME

Exhibit 2.2

USD, *Millions*

[redacted]

TERMINAL GROWTH RATE CALCULATION

Exhibit 2.3

USD, *Millions*

[redacted]

LATAM HISTORICAL AND FORECASTED FINANCIALS

Exhibit 3.0

USD, *Millions*

[redacted]

EQUITY ANALYSTS AND INDUSTRY ANALYSTS FORECASTS OF LATAM

Exhibit 3.1

USD, *Millions*

[redacted]

COMPARABLE PUBLIC COMPANY METRICS

Exhibit 3.2

USD, *Millions*

[redacted]

COMPARABLE TRADEMARK LICENSES

Exhibit 1.1

[redacted]

COMPARABLE TRADEMARK LICENSES

Exhibit 3.1

[redacted]

IMPLIED ROYALTY RATES - PASSENGER

Exhibit 3.4

[redacted]

IMPLIED ROYALTY RATES - PASSENGER

Exhibit 3.4

[redacted]

IMPLIED ROYALTY RATES - CARGO

Exhibit 3.3

[redacted]

DISCOUNT RATE CALCULATION

Exhibit 3.6

Weighted Average Cost of Capital (WACC)	
Risk-free Rate [1]	3.5%
Relevered Beta for Subject Company [2]	1.27
Equity Risk Premium [1]	5.5%
Size Premium [1]	0.6%
Country Risk Premium [3]	1.2%
Unsystematic Risk Factor/Alpha [4]	0.0%
Cost of Equity [5]	12.3%
Pre-Tax Cost of Debt [6]	8.1%
After-Tax Cost of Debt	5.9%
Equity Financing Estimate [2]	34.0%
Debt Financing Estimate [2]	66.0%
Weighted Average Cost of Capital	8.1%
Asset-Specific Risk [7]	2.5%
Calculated Discount Rate for IP	10.6%
Discount Rate (rounded)	11.0%

Notes:

[1] Kroll Cost of Capital Navigator, accessed on January 15, 2024.
As of January 15, 2024 LATAM Airlines Group had a market capitalization of approx. $6.3 billion, which relates to a 0.57% size premium.

[2] Exhibit 3.7

[3] Country Risk Premium estimated using NYU professor Aswath Damodaran's database of country default spreads and risk premiums for Chile.
http://pages.stern.nyu.edu/~adamodar/New_Home_Page/datafile/ctryprem.html

[4] We chose not to include an additional unsystematic risk factor (alpha) based on the fact that the Company's financial forecasts were in line with industry and analyst expectations.

[5] The Cost of Equity is calculated as: [Risk-free Rate + (Relevered Beta of Subject Company x Equity Risk Premium) + Size Premium + Country Risk Premium + Unsystematic Risk Factor].

[6] Pre-Tax Cost of Debt was based on the based on the Passenger Airline industry median cost of debt. Source: Kroll Cost of Capital Navigator, accessed January 15, 2024.

[7] The Asset-Specific Risk is due to the greater risk of the brand (intangible asset that is being valued) compared to tangible assets.

GUIDELINE PUBLIC COMPANY BETAS

Exhibit 3.7

USD, *Millions*

Guideline Companies [1]	Market Value of Equity [2]	Total Interest Bearing Debt [2]	MVIC	Percentage of Debt	Percent of Equity	Effective Tax Rate [2]	Levered Beta [2]	Unlevered Beta [3]	Relevered Beta
Copa Holdings, S.A. [4]	$ 3,916	$ 1,664	$ 5,580	29.8%	70.2%	25.0%	0.94	0.71	1.73
Azul S.A. [5]	$ 1,013	$ 5,342	$ 6,355	84.1%	15.9%	34.0%	0.83	0.18	0.45
JetBlue Airways Corporation [6]	$ 2,155	$ 4,676	$ 6,831	68.5%	31.5%	25.8%	1.49	0.57	1.38
Delta Air Lines, Inc. [6]	$ 24,712	$ 28,304	$ 53,016	53.4%	46.6%	25.8%	1.36	0.74	1.78
United Airlines Holdings, Inc. [6]	$ 15,152	$ 36,739	$ 51,891	70.8%	29.2%	25.8%	1.48	0.53	1.27
Deutsche Lufthansa AG [7]	$ 11,350	$ 15,194	$ 26,544	57.2%	42.8%	29.9%	1.02	0.53	1.27
Air France-KLM SA [8]	$ 4,093	$ 14,026	$ 18,119	77.4%	22.6%	25.8%	0.79	0.22	0.54
Air Canada [9]	$ 5,475	$ 10,624	$ 16,099	66.0%	34.0%	26.2%	1.24	0.51	1.23
Gol Linhas Aereas Inteligentes S.A. [5]	$ 8,315	$ 4,733	$ 13,048	36.3%	63.7%	34.0%	1.25	0.91	2.20
			GPC Average:	60.4%	39.6%	28.0%	1.15	0.54	1.32
			GPC Median:	66.0%	34.0%	25.8%	1.24	0.53	1.27
			Selected: [10]	**66.0%**	**34.0%**	**27.0%**			**1.27**

Notes:

[1] Selected comparable companies based on consideration of product offerings and business model.

[2] S&P Capital IQ, accessed on January 15, 2024.

[3] Unlevered betas based on each public company's debt-to-equity ratio per most recent information available to illustrate the median industry risk profiles of public company comparables.

[4] https://taxsummaries.pwc.com/panama/corporate/taxes-on-corporate-income

[5] https://taxsummaries.pwc.com/brazil/corporate/taxes-on-corporate-income

[6] The U.S. Blended state and federal corporate income tax rate is 25.77% and was applied to the companies headquartered in the USA.
"Table II.1. Statutory corporate income tax rate," *OECD*, https://stats.oecd.org/Index.aspx?DataSetCode=TABLE_II1.

[7] https://www.statista.com/statistics/1253236/combined-income-tax-rate-europe/

[8] https://www.statista.com/statistics/1253236/combined-income-tax-rate-europe/
https://taxsummaries.pwc.com/canada/corporate/taxes-on-corporate-income

[9] "Statutory Corporate Income Tax Rate," *stats.OECD.org*
https://taxsummaries.pwc.com/canada/corporate/taxes-on-corporate-income

[10] Selected rates based on the median of the relevant comparable sets to mitigate the impact outliers.

INPUT COMPARISON

Exhibit 4.0

Legend
Positive
Neutral
Negative

Input	2023 Valuation	2022 Valuation	2021 Valuation	2020 Valuation
Valuation				
LATAM Passenger	$674	$561	$406	$388
LATAM Cargo	$96	$98	$78	$61
Total	$770	$659	$484	$449
LATAM Passenger (w/ TAB)	-	-	$516	-
LATAM Cargo (w/ TAB)	-	-	$99	-
Forecasted Revenue (first five years)				
Valuation	$71,011	$52,824	$49,570	$40,844
Royalty Rate				
LATAM Passenger Rate	0.60%	0.60%	0.60%	0.60%
LATAM Cargo Rate	0.65%	0.65%	0.65%	0.65%
Discount Rate				
Risk-Free Rate	3.5%	3.5%	2.5%	2.5%
Relevered Beta	1.27	1.30	2.59	2.50
Equity Risk Premium	5.5%	6.0%	5.5%	6.0%
Size Premium	0.6%	0.9%	2.3%	1.6%
Country Risk Premium	1.2%	1.5%	0.7%	1.3%
Unsystematic Risk Factor/Alpha	0.0%	0.0%	0.0%	9.0%
Cost of Equity	12.3%	13.6%	19.7%	29.4%
Pre-Tax Cost of Debt	8.1%	8.3%	7.3%	29.1%
Post-Tax Cost of Debt	5.9%	6.1%	5.3%	21.2%
Equity Financing Estimate	34.0%	35.4%	33.1%	31.5%
Debt Financing Estimate	66.0%	64.6%	66.9%	68.5%
WACC	8.1%	8.7%	10.1%	23.8%
Asset Specific Risk	2.50%	2.50%	2.50%	2.50%
Discount Rate for IP (rounded)	11.0%	11.0%	12.5%	26.3%
Discount Rate 2nd Stage	-	-	-	12.0%
Terminal Growth	2.5%	2.2%	2.7%	2.7%
Tax Rate	27%	27%	27%	27%

LATAM Airlines Group S.A.

U.S.$1,400,000,000 7.875%
Senior Secured Notes due 2030

PRELIMINARY OFFERING MEMORANDUM

October 1, 2024

Lead Book-Running Managers

Citigroup **Santander** **J.P. Morgan** **Deutsche Bank Securities**

Joint Book-Running Managers

Barclays **Goldman Sachs & Co. LLC**

Co-Managers

BNP PARIBAS **MUFG** **Natixis**
